

LION LAND BERHAD (415-D)

A Member of The Lion Group

10 January 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad ("LLB") under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 8 January 2003, Re : Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad, Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring;

b) General Announcement dated 9 January 2003, Re : Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad, Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring;

c) General Announcement dated 9 January 2003, Re : Notice of Extraordinary General Meeting; and

d) Circular to Shareholders dated 9 January 2003 in connection with the Proposed Corporate and Debt Restructuring Exercises for the Lion Land Berhad Group of Companies.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

dw 1/29

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to LLB on **09-01-2003 05:26:24 PM**
Submitted by **LLB** on **09-01-2003 05:35:41 PM**
Reference No **LL-030109-3D889**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

LION LAND BERHAD (415-D)

Secretary

9 JAN 2003

* Subject :
Notice of Extraordinary General Meeting

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Lion Land Berhad ("LLB" or the "Company") will be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 10.30 am for the purpose of considering, and if thought fit, passing the following Special Resolutions 1 and 2 and Ordinary Resolutions 1 to 3 inclusive:

SPECIAL RESOLUTION 1 – PROPOSED CAPITAL RECONSTRUCTION FOR LLB

THAT subject to the confirmation of the High Court of Malaya ("the Court"), approval be and is hereby given for the capital of the Company to be altered in the following manner ("Proposed Capital Reconstruction for LLB"):

(a) the nominal value of each of the issued and unissued ordinary shares in the capital of the Company be reduced from RM1.00 to RM0.75 so that the authorised share capital is reduced from RM1,000,000,000 divided into 1,000,000,000 ordinary shares of RM1.00 each to RM750,000,000 divided into 1,000,000,000 ordinary shares of RM0.75 each and the issued and fully paid-up share capital is reduced from RM593,380,035 divided into 593,380,035 ordinary shares of RM1.00 each to RM445,035,026.25 divided into 593,380,035 ordinary shares of RM0.75 each;

(b) the credit of RM148,345,008.75 arising from the said capital reduction will be utilised to reduce the accumulated losses of the Company;

(c) one new ordinary share of RM0.75 each be allotted and issued to Wang Wing Ying (or such other person as the Directors of the Company may nominate) at par for cash, so that the issued share capital of the Company be increased from RM445,035,026.25 to RM445,035,027.00 divided into 593,380,036 ordinary shares of RM0.75 each;

(d) the 593,380,036 issued ordinary shares of RM0.75 each in the capital of the Company be consolidated in such manner that every four of the said shares shall constitute three issued ordinary shares of RM1.00 each upon which the sum of RM1.00 shall be credited as having been fully paid-up ("Consolidated Shares") thereby consolidating 593,380,036 ordinary shares of RM0.75 each into 445,035,027 ordinary shares of RM1.00 each and the Consolidated Shares which represent fractions of shares in the Company shall be disregarded and dealt with in such manner as the Directors in their absolute discretion think fit and

expedient; and

(e) the 406,619,964 unissued ordinary shares of RM0.75 each in the capital of the Company be consolidated in such manner that every four of the said shares shall constitute three unissued ordinary shares of RM1.00 each thereby consolidating 406,619,964 unissued ordinary shares of RM0.75 each into 304,964,973 unissued ordinary shares of RM1.00 each;

AND THAT the Directors be and are hereby authorised to do all such acts and things and execute all necessary documents to give full effect to the Proposed Capital Reconstruction for LLB with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Capital Reconstruction for LLB.

ORDINARY RESOLUTION 1 – PROPOSED CORPORATE TRANSACTIONS

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 2 and 3 and subject to the approvals from the regulatory authorities, approval be and is hereby given for the Company and its subsidiaries to undertake the following proposed corporate transactions pursuant to the Proposed LLB Scheme (as defined in the Circular to Shareholders dated 9 January 2003 ("Circular")) (collectively the "Proposed Corporate Transactions"):

(a) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and three Supplemental Agreements dated 19 October 2000, 8 October 2001 and 26 March 2002, the Company and its subsidiary, Amsteel Mills Sdn Bhd ("AMSB"), to acquire 83.7% equity interest in Posim Berhad ("Posim") comprising 170,097,271 ordinary shares of RM1.00 each in Posim from Avenel Sdn Bhd ("Avenel") in the proportion of 28% and 72% respectively for a total purchase consideration of RM499,417,017 to be satisfied in the manner set out in proposal (a)(i) in Ordinary Resolution 3 ("Proposed Acquisition of Posim");

(b) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and five Supplemental Agreements dated 19 October 2000, 12 December 2000, 8 October 2001, 26 March 2002 and 3 September 2002, the Company and AMSB to acquire 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") comprising 207,209,445 ordinary shares of RM0.50 each ("CPB Shares") from Amsteel Corporation Berhad ("ACB") (518,222 CPB Shares), Ayer Keroh Resort Sdn Bhd ("AKR") (95,492,556 CPB Shares), Ambang Jaya Sdn Bhd (73,501,000 CPB Shares), Parkson Corporation Sdn Bhd (30,993,667 CPB Shares) and Umatrac Enterprises Sdn Bhd (6,704,000 CPB Shares) in the proportion of 28% and 72% respectively for a total purchase consideration of RM201,501,369 to be satisfied in the manner set out in proposal (a)(i) in Ordinary Resolution 3 ("Proposed Acquisition of CPB");

(c) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and three Supplemental Agreements dated 19 October 2000, 8 October 2001 and 26 March 2002, the Company to divest its entire 25% equity interest in Avenel comprising 25,000,000 ordinary shares of RM1.00 each to ACB for a consideration of RM122,045,746 payable by the Company to ACB to be satisfied in the manner set out in proposal (a)(i) in Ordinary Resolution 3 ("Proposed Divestment of Avenel");

(d) pursuant to the Conditional Share Sale Agreement dated 19 October 2000 and three Supplemental Agreements dated 8 October 2001, 3 September 2002 and 7 January 2003, the Company to divest 100% equity interest in Lion Plaza Sdn Bhd ("Lion Plaza") comprising 3,418,860 ordinary shares of RM1.00 each to Akurjaya Sdn Bhd for a total purchase consideration of RM35,661,000 to be satisfied by RM0.76 million upfront cash payment and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Ringgit Malaysia denominated bonds by ACB ("ACB Bonds") together with up to 1.48 million detachable new ordinary shares of RM1.00 each in the capital of ACB ("ACB Shares") as equity kicker shares credited as fully paid-up; and

(e) the Company and its subsidiary and associated companies ("LLB Group") shall take necessary steps to divest the LLB Group's non-core and peripheral assets and businesses as contemplated under the Proposed LLB Scheme provided that as and when the buyers for such assets and businesses have entered into the necessary agreements with the LLB Group, the Company shall prior to completion of such divestment comply with all the then prevailing laws including the Listing Requirements of the Kuala Lumpur Stock Exchange, such as making the necessary announcements and seeking and obtaining the approval of

LION LAND BERHAD (415-D)

shareholders of the Company and provided further that the net sale proceeds arising from such divestments shall be applied in the manner as contemplated under the Proposed Debt Restructuring Exercise (as defined in the Circular);

AND THAT the Directors be and are hereby authorised to do all such acts and things and execute all necessary documents to give full effect to the Proposed Corporate Transactions with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and/or as may be notified by the Company to the relevant authorities and agreed to by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Corporate Transactions.

ORDINARY RESOLUTION 2 – PROPOSED SCHEME OF ARRANGEMENT BETWEEN THE COMPANY AND ITS SUBSIDIARIES (NAMELY, LION KLANG PARADE BHD, LLB SURIA SDN BHD AND JOPP BUILDERS SDN BHD) WITH THEIR RESPECTIVE CREDITORS

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 1 and 3 and subject to the sanction of the Court pursuant to section 176 of the Companies Act, 1965, the proposed scheme of arrangement between the Company and its subsidiaries (namely, Lion Klang Parade Bhd, LLB Suria Sdn Bhd and JOPP Builders Sdn Bhd) with their respective creditors ("Proposed Scheme of Arrangement") comprising the Proposed LLB Scheme, for which approval of shareholders are being sought under Special Resolution 1 and Ordinary Resolutions 1 and 3, be and is hereby approved;

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Scheme of Arrangement with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and/or the Court and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Scheme of Arrangement.

ORDINARY RESOLUTION 3 – PROPOSED DEBT RESTRUCTURING EXERCISE

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 1 and 2, approval be and is hereby given for the LLB Group to undertake the following proposed debt restructuring exercise pursuant to the Proposed LLB Scheme ("Proposed Debt Restructuring Exercise"):

(a) the proposed settlement of RM1,303 million of net aggregate inter-company indebtedness owing by ACB and its subsidiary and associated companies ("the ACB Group") to the LLB Group (as set out in Appendix VIII of the Circular) by way of:

(i) the ACB Group netting-off the net aggregate purchase consideration of RM1,124.73 million payable by the Company and AMSB (after taking into account the Cash Yield Adjustment as explained in the Circular) to the ACB Group for the Proposed Acquisition of Posim (RM603.22 million), the Proposed Acquisition of CPB (RM243.38 million), the Proposed Divestment of Avenel (RM147.41 million) and the acquisition of the entire issued and paid-up equity of Antara Steel Mills Sdn Bhd (RM130.72 million);

(ii) ACB paying AMSB, upfront cash of RM0.44 million; and

(iii) ACB issuing to the Company and AMSB, RM32.93 million in net present value (RM45.69 million in nominal amount) of ACB Bonds together with up to 1.78 million detachable new ordinary shares of RM1.00 each in ACB ("ACB Shares") as equity kicker shares credited as fully paid-up and 144.90 million new ACB Shares at RM1.00 per ACB Share;

(b) the proposed settlement of RM134 million of net inter-company indebtedness owing by Angkasa Marketing Berhad ("AMB") and its subsidiary and associated companies to the LLB Group (as set out in Appendix VIII of the Circular) by way of:

(i) AMB paying to AMSB, upfront cash of RM5.79 million; and

LION LAND BERHAD (415-D)
Secretary

(ii) AMB issuing to AMSB, RM114.81 million in net present value (RM147.12 million in nominal amount) of Ringgit Malaysia denominated bonds together with up to 4.65 million detachable new ordinary shares of RM1.00 each in AMB ("AMB Shares") as equity kicker shares credited as fully paid-up, 6.7 million new AMB Shares at RM1.00 per AMB Share and 6.7 million new redeemable cumulative convertible preference shares of RM0.01 each ("RCCPS") at an issue price of RM1.00 per RCCPS;

(c) the proposed settlement of RM22 million of net inter-company indebtedness owing by the LLB Group to CPB and its subsidiary and associated companies (as set out in Appendix VIII of the Circular) by way of :

(i) the Company paying to CPB, upfront cash of RM0.01 million; and

(ii) the Company issuing to CPB or its nominees, RM21.99 million in net present value (RM28.66 million in nominal amount) of Ringgit Malaysia denominated bonds ("LLB Bonds") together with up to 0.79 million detachable new ordinary shares of RM1.00 each in the Company ("LLB Shares") as equity kicker shares credited as fully paid-up which shall rank *pari passu* in all respects with the then existing ordinary shares in the Company save for any dividends, rights, allotments or other distributions, the entitlement date for which is before the date of allotment of the new LLB Shares;

(d) the proposed settlement of RM131 million of net inter-company indebtedness owing by the LLB Group to the LCB Group (as set out in Appendix VIII of the Circular) by way of the Company issuing 131 million new LLB Shares at RM1.00 per LLB Share;

(e) the proposed settlement of RM53 million of net intra-company indebtedness owing by the LLB Group to AMSB by way of :

(i) the Company paying to AMSB, upfront cash of RM0.02 million; and

(ii) the Company issuing to AMSB or its nominees, RM52.98 million in net present value (RM69.04 million in nominal amount) of LLB Bonds together with up to 1.91 million detachable new LLB Shares as equity kicker shares credited as fully paid-up;

(f) the proposed settlement of aggregate indebtedness of RM334.58 million owing by the LLB Group to the LLB Group's financial institution lenders ("LLB Group FI Lenders") (as set out in Section 6.2 of the Circular) by way of the Company paying upfront cash of RM0.66 million and issuing RM333.92 million in net present value (RM418.57 million nominal amount) of LLB Bonds together with up to 9.95 million detachable new LLB Shares as equity kicker shares credited as fully paid-up, to the LLB Group FI Lenders;

(g) the proposed settlement of aggregate indebtedness of USD51.07 million (equivalent to approximately RM194.08 million) owing by the LLB Group to the LLB Group FI Lenders (as set out in Section 6.2 of the Circular) by way of the Company paying upfront cash of USD8.26 million (equivalent to approximately RM31.40 million) and LLB Harta (L) Limited issuing USD42.81 million (equivalent to approximately RM162.68 million) in net present value (USD53.80 million or equivalent to approximately RM204.47 million in nominal amount) of USD consolidated and rescheduled debts together with up to 4.19 million detachable new LLB Shares as equity kicker shares credited as fully paid-up, to the LLB Group FI Lenders; and

(h) the proposed settlement of RM88.62 million of indebtedness owing by the LLB Group to the LLB Group's non-financial institution creditors ("LLB Group Non-FI Creditors") by way of the Company issuing 88.62 million new LLB Shares at RM1.00 per LLB Share, to the LLB Group Non-FI Creditors;

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Debt Restructuring Exercise with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Debt Restructuring Exercise.

LION LAND BERHAD (415-D)

SPECIAL RESOLUTION 2 – PROPOSED CHANGE OF NAME

THAT contingent upon the passing of Ordinary Resolution 1, the name of the Company be changed from "Lion Land Berhad" to "Lion Industries Corporation Berhad" with effect from the date of the Certificate of Incorporation on Change of Name to be issued by the Companies Commission of Malaysia ("Proposed Change of Name").

AND THAT the Directors be and are hereby authorised to carry out all necessary formalities in effecting the Proposed Change of Name.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BT ABDULLAH @ TAN WEE LI
Secretaries

Kuala Lumpur
9 January 2003

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or an attorney duly authorised.

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

4. Form of Proxy sent through facsimile transmission shall not be accepted.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

9 JAN 2003



Form Version 2.0

General Announcement

Reference No MM-030108-70058

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not applicable**
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")
PROPOSED CORPORATE AND DEBT RESTRUCTURING

* **Contents :-**

1. The Board of Directors of LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") announce that following an application by the Lion Group, the Securities Commission has extended the deadline for the Lion Group to complete the proposed corporate and debt restructuring exercises ("Proposed GWRS") to 9 April 2003.

2. With reference to the settlement of the purchase consideration for 30% equity interest in Akurjaya Sdn Bhd of RM385.51 million payable to Horizon Towers Sdn Bhd and the purchase consideration for 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd of RM1.825 million payable to Teck Bee Mining (M) Sdn Bhd, both said considerations shall be fully satisfied by an issue of new ordinary shares of RM1.00 each in ACB at an issue price of RM1.00 per share, as opposed to RM1.05 per share announced on 8 January 2003.

3. Shareholders and potential investors are requested to refer to the announcements dated 5 July 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002, 10 October 2002, 28 November 2002 and 8 January 2003 for further details of the Proposed GWRS.

This announcement is dated 9 January 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



RHB Sakura Merchant Bankers
(19663-P)



Form Version 2.0

General Announcement

Reference No MM-030108-63944

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not applicable**
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Tan Kong Han**
* Designation	:	**Senior General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LLB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")
PROPOSED CORPORATE AND DEBT RESTRUCTURING

* **Contents :-**

1. The Board of Directors of LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") announce that revisions have been made to the following proposals within the proposed corporate and debt restructuring exercises of the Lion Group ("Proposed GWRS"):

1.1 It is proposed that ACB acquires the remaining 30% equity interest in Akurjaya Sdn Bhd ("Akurjaya") from Horizon Towers Sdn Bhd ("Horizon Towers") for RM385.51 million as opposed to RM395.1 million as per the revision set by the Securities Commission ("SC"), vide SC's letter dated 9 July 2002. The revised purchase consideration shall be fully satisfied by the issuance of 385.51 million new ordinary shares of RM1.00 each in ACB ("ACB Share") at RM1.05 per share instead of 399.28 million new ACB Shares at RM1.00 per ACB Share;

1.2 It is proposed that Umatrac Enterprises Sdn Bhd ("Umatrac"), a subsidiary of ACB, acquires an aggregate 27% equity interest in Hiap Joo Chong Realty Sdn Bhd held from Teck Bee Mining (M) Sdn Bhd ("Teck Bee Mining") and LCB for an aggregate purchase consideration of RM3.65 million as opposed to RM3.83 million. The revised purchase consideration payable to Teck Bee Mining of RM1.825 million shall be satisfied by the issuance of 1.825 million new ACB Shares at RM1.05 per ACB Share, as opposed to 1.915 million new ACB Shares, whilst the revised purchase consideration payable to LCB of RM1.825 million (as opposed to RM1.915 million), shall be set-off against the net inter-company indebtedness owing by the LCB Group to the ACB Group; and

1.3 It is proposed that LCB acquires the 419,260,981 ACB Shares (as opposed to 415,473,669) from Tan Sri William H.J. Cheng ("TSWC") and parties deemed connected to TSWC and Datuk Cheng Yong Kim ("DAC") for RM419.26 million (as opposed to RM434.58 million). The revised consideration shall be satisfied by the issuance of 399,296,172 new ordinary shares of RM1.00 each in LCB ("LCB Shares") at RM1.05 per LCB Share.


RHB Sakura Merchant Bankers Bhd
(19663-P)

2. Shareholders and potential investors are requested to refer to the announcements dated 5 July 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002, 10 October 2002 and 28 November 2002 for further details of the Proposed GWRS.

Unquote

This announcement is dated 8 January 2003.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>


RHB Sakura Merchant Bankers Bhd.

2. Shareholders and potential investors are requested to refer to the announcements dated 5 July 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002, 10 October 2002 and 28 November 2002 for further details of the Proposed GWRS.

Unquote

This announcement is dated 8 January 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


RHB Sakura Merchant Bankers Bhd

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your shares in Lion Land Berhad ("LLB" or the "Company") you should immediately send this Circular together with the Form of Proxy to the agent through whom the sale or transfer was contracted or effected for onward transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

The approval of the Securities Commission ("SC") shall not be taken to indicate that the SC recommends the proposals as set out in this Circular. Shareholders should rely on their own evaluation to assess the merits and risks of the following proposals undertaken by LLB.



LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in connection with the

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES FOR THE LLB GROUP OF COMPANIES

Financial Adviser to LLB



RHB SAKURA MERCHANT BANKERS BERHAD
(Company No: 19663-P)

Notice of the Extraordinary General Meeting of LLB to be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 10.30 am together with the Form of Proxy are enclosed herewith. A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his behalf. The Form of Proxy should be lodged at the Registered Office of LLB not less than 48 hours before the time fixed for the Extraordinary General Meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

This Circular is dated 9 January 2003

1. The Proposed LLB Scheme (as defined in this Circular) comprising the following::

(A) The proposed capital reconstruction exercise of the Company involving a capital reduction of RM0.25 in each existing issued and fully paid-up ordinary share of RM1.00 each in the Company and thereafter a capital consolidation on the basis of every four ordinary shares of RM0.75 each into three ordinary shares of RM1.00 each in the Company ("LLB Shares");

(B) The proposed corporate transactions involving the following:-

(a) the proposed acquisition by the Company and its subsidiary, Amsteel Mills Sdn Bhd ("AMSB"), of 83.7% equity interest in Posim Berhad ("Posim") comprising 170,097,271 ordinary shares of RM1.00 each in Posim from Avenel Sdn Bhd ("Avenel") in the proportion of 28% and 72% respectively for a total purchase consideration of RM499.42 million to be satisfied by netting off against the net inter company indebtedness owing by Amsteel Corporation Berhad ("ACB") and its subsidiary and associated companies ("ACB Group") to the Company and its subsidiary and associated companies ("LLB Group") ("Proposed Acquisition of Posim");

(b) the proposed acquisition by the Company and AMSB of 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") comprising 207,209,445 ordinary shares of RM0.50 each ("CPB Shares") from ACB (518,222 CPB Shares), Ayer Keroh Resort Sdn Bhd ("AKR") (95,492,556 CPB Shares), Ambang Jaya Sdn Bhd (73,501,000 CPB Shares), Parkson Corporation Sdn Bhd (30,993,667 CPB Shares) and Umatrac Enterprises Sdn Bhd (6,704,000 CPB Shares) in the proportion of 28% and 72% respectively for a total purchase consideration of RM201.50 million to be satisfied by netting off against the net inter-company indebtedness owing by the ACB Group to the LLB Group ("Proposed Acquisition of CPB");

(c) the proposed divestment by the Company of its entire 25% equity interest in Avenel comprising 25,000,000 ordinary shares of RM1.00 each to ACB for a consideration of RM122.05 million payable by the Company to ACB, which represents LLB's 25% share of Avenel's estimated unaudited net liabilities as at 31 December 2001 to be satisfied by netting off against the inter-company indebtedness owing by the ACB Group to the LLB Group ("Proposed Divestment of Avenel");

(d) the proposed divestment by the Company of 100% equity interest in Lion Plaza Sdn Bhd ("Lion Plaza") comprising 3,418,860 ordinary shares of RM1.00 each to Akurjaya Sdn Bhd for a total purchase consideration of RM35.66 million to be satisfied by RM0.76 million upfront cash payment and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Ringgit Malaysia denominated bonds by ACB ("ACB Bonds") together with up to 1.48 million detachable new ordinary shares of RM1.00 each in ACB ("ACB Shares") as equity-kicker shares credited as fully paid-up; and

(e) the proposed divestment of the LLB Group's non-core and peripheral assets and businesses under the Proposed LLB Scheme;

(C) The proposed debt restructuring exercise involving the following:-

(a) the proposed settlement of RM1,303 million of net aggregate inter-company indebtedness owing by the ACB Group to the LLB Group (as set out in Appendix VIII of this Circular) by way of:

(i) the ACB Group netting off the net aggregate purchase consideration payable by the Company and AMSB to the ACB Group for the Proposed Acquisition of Posim, the Proposed Acquisition of CPB, the Proposed Divestment of Avenel and the acquisition of the entire issued and paid-up equity of Antara Steel Mills Sdn Bhd of RM1,124.73 million (after taking into account the Cash Yield Adjustment as explained in Appendix X of this Circular);

(ii) ACB paying AMSB, upfront cash of RM0.44 million; and

(iii) ACB issuing to the LLB Group, RM32.93 million in net present value (RM45.69 million in nominal amount) of ACB Bonds together with up to 1.78 million detachable new ACB Shares as equity-kicker shares credited as fully paid-up and 144.90 million new ACB Shares at RM1.00 per ACB Share;

(b) the proposed settlement of RM134 million of net inter-company indebtedness owing by Angkasa Marketing Bhd ("AMB") and its subsidiary and associated companies to the LLB Group (as set out in Appendix VIII of this Circular) by way of:

(i) AMB paying to AMSB, upfront cash of RM5.79 million; and

(ii) AMB issuing to AMSB, RM114.81 million in net present value (RM147.12 million in nominal amount) Ringgit Malaysia denominated bonds together with up to 4.65 million detachable new ordinary shares of RM1.00 each in AMB ("AMB Shares") as equity-kicker shares credited as fully paid-up, 6.7 million new AMB Shares at RM1.00 per AMB Share and 6.7 million redeemable cumulative convertible preference shares of RM0.01 each ("RCCPS") at an issue price of RM1.00 per RCCPS;

(c) the proposed settlement of RM22 million of net inter-company indebtedness owing by the LLB Group to CPB and its subsidiary and associated companies (as set out in Appendix VIII of this Circular) by way of:

(i) the Company paying to CPB, upfront cash of RM0.01 million; and

(ii) the Company issuing to CPB or its nominees, RM21.99 million in net present value (RM28.66 million in nominal amount) LLB Bonds together with up to 0.79 million detachable new LLB Shares as equity-kicker shares credited as fully paid-up;

(d) the proposed settlement of RM131 million of net inter-company indebtedness owing by the LLB Group to the LCB Group by way of the Company issuing 131 million new LLB Shares at RM1.00 per LLB Share;

(e) the proposed settlement of RM53 million of net intra-company indebtedness owing by the LLB Group to AMSB by way of:

(i) LLB paying to AMSB, upfront cash of RM0.02 million; and
(ii) LLB issuing to AMSB or its nominees, RM52.98 million in net present value (RM69.04 million in nominal amount) of LLB Bonds together with up to 1.91 million detachable new LLB Shares as equity-kicker shares credited as fully paid-up;

(f) the proposed settlement of aggregate indebtedness of RM334.58 million owing by the LLB Group to its financial institution lenders ("LLB Group FI Lenders") by way of the Company paying upfront cash of RM0.66 million and issuing RM333.92 million Ringgit Malaysia denominated bonds by LLB ("LLB Bonds") in net present value (RM418.57 million in nominal amount) together with up to 9.95 million detachable new LLB Shares as equity-kicker shares credited as fully paid-up, to the LLB Group FI Lenders;

(g) the proposed settlement of aggregate indebtedness of USD51.07 million (equivalent to approximately RM194.08 million) owing by the LLB Group to the LLB Group FI Lenders by way of the Company paying upfront cash of USD8.26 million (equivalent to approximately RM31.40 million) and LLB Harta (L) Limited issuing USD42.81 million (equivalent to approximately RM162.68 million) in net present value (USD53.80 million or equivalent to approximately RM204.47 million in nominal amount) of USD denominated consolidated and rescheduled debts together with up to 4.19 million detachable new LLB Shares as equity-kicker shares credited as fully paid-up, to the LLB Group FI Lenders; and

(h) the proposed settlement of RM88.62 million indebtedness owing by the LLB Scheme Companies (as defined in the Circular) to their non-financial institution creditors by way of LLB issuing 88.62 million new LLB Shares at RM1.00 per LLB Share to the LLB Group non-financial institution creditors.

2. The proposed change of name from "Lion Land Berhad" to "Lion Industries Corporation Berhad".

RHB Sakura Merchant Bankers Berhad, Financial Adviser to LLB for proposal (1) (except proposal (1)(C)(g))

DEFINITIONS

Except where the context otherwise requires, the following definitions and terms apply throughout this Circular:

ACB	:	Amsteel Corporation Berhad
ACB Bonds	:	The RM denominated bonds to be issued by ACB of RM1,109.80 million in net present value (RM1,464.56 million nominal amount) to be issued by ACB, the key terms (including the tenure and YTM) of which are set out in Appendix XI(d)
ACB Group	:	ACB and its subsidiary and associated companies
Accrued Interest	:	The accrued interest (excluding Penalty Interest) owing to the Secured LLB Scheme Creditor(s) or the Unsecured LLB Scheme Creditor(s) by the LLB Scheme Companies for the period between 1 July 1999 and 31 December 2001 (both dates inclusive) of RM104.95 million before accounting for any payment of the same during the said period
Acquisition of Antara	:	The acquisition by AMSB of 100% equity interest in Antara comprising 218,010,000 Antara Shares from JCorp for a total purchase consideration of RM108.23 million, which was satisfied by AMSB procuring ACB and AKR to transfer certain assets to JCorp. The purchase consideration of RM108.23 million was satisfied by netting off the existing Inter-PLC Debts owing by ACB to AMSB
Adjusted Applicable Debt(s)	:	The Outstanding Principal Amount(s) owing to the LLB Scheme Creditor(s) (excluding the LLB Group Non-FI Creditor(s)), less the Principal Waived and Further Sum, which are proposed to be addressed under the Proposed Debt Restructuring Exercise for the LLB Group
AFTA	:	ASEAN Free Trade Area
AKR	:	Ayer Keroh Resort Sdn Bhd
Akurjaya	:	Akurjaya Sdn Bhd
Ambang Jaya	:	Ambang Jaya Sdn Bhd
AMB	:	Angkasa Marketing Berhad
AMB Bonds	:	The RM137.62 million in net present value (RM176.35 million in nominal amount) of RM denominated bonds to be issued by AMB, the key terms (including the tenure and YTM) of which are set out in Appendix XI(e)
AMB Group	:	AMB and its subsidiary and associated companies
AMSB	:	Amsteel Mills Sdn Bhd, a 99% owned subsidiary of LLB
Antara	:	Antara Steel Mills Sdn Bhd, a wholly-owned subsidiary of AMSB
Applicable Debt(s)	:	The Outstanding Principal Amount(s) owing to the LLB Scheme Creditor(s) (excluding the LLB Group Non-FI Creditors)
ASEAN	:	Association of South East Asian Nations
Asset Support Companies	:	The companies whose assets are proposed to be divested under the Proposed Divestment Programme for the LLB Group as set out in Section 6.3 of this Circular

Auditors	:	Deloitte KassimChan
Avenel	:	Avenel Sdn Bhd, a 25% owned associated company of LLB
Back-End Amount	:	The contingent back-end payment of up to RM113.14 million payable to the Unsecured LLB Scheme Creditors calculated according to the formula set out in Appendix X
BDO Binder	:	BDO Binder, the Independent Adviser to the minority shareholders and Independent Directors of LLB
BNM	:	Bank Negara Malaysia
Board	:	Board of Directors of LLB
Cash Yield Adjustment	:	The amount of the balance(s) of the Inter-PLC Debt(s) owing to/by the PLC Group which is deemed settled via netting off against the purchase/disposal consideration(s) payable/receivable by the PLC Group, an illustration of which is set out in Appendix X
CCM	:	Companies Commission of Malaysia
CDS	:	Central Depository System
CG Lender(s)	:	Lender(s) of Lion Biotech Pte Ltd and LLB Suria Sdn Bhd whose debts are guaranteed by LLB
Circular	:	This circular to the shareholders of LLB
Code	:	The Malaysian Code on Take-overs and Mergers, 1998
Cos Act	:	The Companies Act, 1965
Court-Convened Meetings	:	The meetings of the LLB Scheme Creditors of the respective LLB Scheme Companies convened on 16 and 18 September 2002 pursuant to the Preliminary Orders to consider and approve the Proposed LLB Scheme
CPB	:	Chocolate Products (Malaysia) Berhad
CPB Group	:	CPB and its subsidiary and associated companies
CEPT	:	Common Effective Preferential Tariff
DAC	:	Datuk Cheng Yong Kim
EGM	:	Extraordinary General Meeting
EPS/LPS	:	Earnings per share/Loss per share
ESOS	:	Executive Share Option Scheme
Facility Agent	:	KPMG Labuan Trust Company Sdn Bhd, the party appointed to act in the capacity of facility agent for holders of the LLB-SPV Consolidated and Rescheduled Debts and includes its successors-in-title
FI	:	Financial Institution
FIC	:	Foreign Investment Committee

Final Orders	:	Orders of the High Court of Malaya; (i) pursuant to Section 176(3) of the Cos Act, following the approval of the LLB Scheme Creditors at the Court-Convened Meetings held on 16 and 18 September 2002, to take effect under Section 176(5) of the Cos Act; and (ii) pursuant to Section 64 of the Cos Act following the approval of the shareholders of LLB to be obtained at the forthcoming EGM, sanctioning the Proposed Capital Reconstruction for LLB
Further Sum	:	Amount equal to any payment made from 1 July 1999 (being the date after the computation of the Reference Principal Amount) but prior to the Unconditional Date (both dates inclusive)
FYE	:	Financial year(s) ended/ending
GAAP	:	Generally Accepted Accounting Principles
GDP	:	Gross Domestic Product
HBI	:	Hot briquetted iron
HRC	:	Hot rolled coil
IM	:	Information Memorandum on LLB issued in June 2000 to the LLB Group FI Lenders
Inter-PLC Creditors	:	The companies from other PLC Group within the Lion Group who are owed the Inter-PLC Debts
Inter-PLC Debt(s)	:	Balance(s) owing by company(ies) from other PLC Group within the Lion Group to the LLB Group or owing by the LLB Group to company(ies) from other PLC Group within the Lion Group, which are proposed to be addressed under the Proposed LLB Scheme, as set out in Appendix VIII
Issue Date	:	The date of payment of upfront cash and issuance of the new LLB Shares, LLB Bonds, LLB Debts and LLB-SPV Consolidated and Rescheduled Debts pursuant to the Proposed LLB Scheme
Items of Concern	:	The issues affecting the joint-venture operations of the ACB Group in the PRC which have yet to be resolved, details of which are set out in Appendix XV
JCorp	:	Johor Corporation, a body corporate incorporated under Johor Enactment No. 4 1968 (as amended by Enactment No. 5 1995)
KLSE	:	Kuala Lumpur Stock Exchange
KOC	:	Any of the key operating companies comprising Megasteel, Silverstone and SFI (which is 97.78% owned by Posim)
KPMG	:	KPMG Corporate Services Sdn Bhd, the independent financial adviser to the LLB Group FI Lenders
LCB	:	Lion Corporation Berhad

LCB Concert Parties	:	LCB and parties acting in concert with it (as defined under Section 33(2) of the SC Act, 1993) to control LLB namely AMB, ACB, TSWC, DAC, Actual Best, Amanvest, Araniaga, Bayview, Billion Grow, Budivest, CDSB, Ceemax, Finlink, Happyvest, Horizon Towers, JJSB, Lancaster, LDP, LHPL, LHSB, LM, Panoron, Teck Bee, Tirta, Trillionvest, Viewtrain, WCSB, Sin Seng, AMSPL, Avenel, Konming, Limpahjaya, Projek Jaya, Umatrac, Chen Shok Ching, Cheng Chai Hai, Cheng Huay Joo, Cheng Theng Kee, Cheng Wei Meng, Cheng Yong Liang, Cheng Yoong Choong, Datin Ng Seok Kuan, Joseph Thiang Thin Poh, Puan Sri Chan Chau Ha, ASM Group Provident Fund Scheme, Lion-ASM Foundation, Lion Group Medical Assistance Fund, LCB Group Provident Fund Scheme and Posim Group Provident Fund Scheme, as the case may be
LCB Group	:	LCB and its subsidiary and associated companies
Lion Group	:	The LLB Group, LCB Group, ACB Group and AMB Group collectively
Lion Plaza	:	Lion Plaza Sdn Bhd, a wholly-owned subsidiary company of LLB
LLB/the Company	:	Lion Land Berhad
LLB Bonds	:	The RM355.91 million in net present value (RM447.23 million in nominal amount) of RM denominated bonds to be issued by LLB, the key terms (including the tenure and YTM) of which are set out in Appendix XI(a)
LLB Concert Parties	:	LLB and parties acting in concert with it (as defined under Section 33(2) of the SC Act, 1993) to control CPB and Posim namely AMB, ACB, LCB, TSWC, DAC, Actual Best, Amanvest, Araniaga, Bayview, Billion Grow, Budivest, CDSB, Ceemax, Finlink, Happyvest, Horizon Towers, JJSB, Lancaster, LDP, LHPL, LHSB, LM, Panoron, Teck Bee, Tirta, Trillionvest, Viewtrain, WCSB, Sin Seng, AMSPL, Avenel, Konming, Limpahjaya, Projek Jaya, Umatrac, Chen Shok Ching, Cheng Chai Hai, Cheng Huay Joo, Cheng Theng Kee, Cheng Wei Meng, Cheng Yong Liang, Cheng Yoong Choong, Datin Ng Seok Kuan, Joseph Thiang Thin Poh, Puan Sri Chan Chau Ha, ASM Group Provident Fund Scheme, Lion-ASM Foundation, Lion Group Medical Assistance Fund, LCB Group Provident Fund Scheme and Posim Group Provident Fund Scheme, as the case may be
LLB Debts	:	The USD42.81 million or equivalent to approximately RM162.68 million in net present value (USD61.86 million or equivalent to approximately RM235.08 million in nominal amount) of USD denominated debts which are proposed to be issued by LLB to the LLB-SPV as consideration for the LLB-SPV issuing the LLB-SPV Consolidated and Rescheduled Debts to the LLB Scheme Creditors, the key terms (including the tenure and YTM) of which are set out in Appendix XI(b)
LLB Group	:	LLB and its subsidiary and associated companies
LLB Group FI Lender(s)	:	FI lender(s) to the LLB Scheme Companies whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the LLB Group as set out in Appendix VI
LLB Group Inter-PLC Creditor(s)	:	The companies from other PLC Group within the Lion Group who are owed the Inter-PLC Debts by companies within the LLB Group as set out in Appendix VIII
LLB Group Non-FI Creditor(s)	:	Trade creditor(s) and non-trade creditor(s) of the LLB Group as set out in Appendix VII

LLB Scheme Company(ies)	:	The company(ies) within the LLB Group, which are included in the Proposed Debt Restructuring Exercise for the LLB Group as set out in Section 6.3 of this Circular
LLB Scheme Creditor(s)	:	The creditor(s) of the LLB Scheme Companies encompassing the LLB Group FI Lenders, the LLB Group Inter-PLC Creditors and the LLB Group Non-FI Creditors of the LLB Scheme Companies, whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the LLB Group
LLB-SPV	:	LLB Harta (L) Limited, a Labuan incorporated special purpose company which is wholly-owned by LLB, established pursuant to the Proposed Debt Restructuring Exercise for the LLB Group
LLB-SPV Consolidated and Rescheduled Debts	:	The USD42.81 million (or equivalent to approximately RM162.68 million) in net present value (USD53.80 million or equivalent to approximately RM204.47 million in nominal amount) of USD denominated consolidated and rescheduled debts to be issued by the LLB-SPV, the key terms (including the tenure and YTM) of which are set out in Appendix XI(c)
LOFSA	:	Labuan Offshore Financial Services Authority
Loyalty Payment	:	A contingent back-end YTM enhancement of up to a maximum of 0.75% in addition to the cash YTMs applicable to the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts, details of which are set out in Section 6.16 of this Circular
Market Day	:	Any day between Monday to Friday (inclusive), excluding public holidays and on a day which the KLSE is open for trading of securities
MASB	:	Malaysian Accounting Standards Board
MCD	:	Malaysian Central Depository Sdn Bhd
Megasteel	:	Megasteel Sdn Bhd, a 50% (plus 1 share) owned subsidiary of LCB
MI	:	Minority interest
MISIF	:	Malaysian Iron and Steel Industry Federation
MITI	:	Ministry of International Trade and Industry
MT	:	Metric tonne
NTA/ NTL	:	Net tangible assets/ Net tangible liabilities
Non-FI Creditors	:	Trade creditor(s) and non-trade creditor(s) of the PLC Group
Outstanding Principal Amount(s)	:	The principal amount(s) owing by the LLB Scheme Companies to the LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors) as at 31 December 2001 inclusive of capitalisation of all interest (without compounding but including Penalty Interest) at the rate(s) prescribed in the respective facilities of the relevant LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors) for the period up to 31 December 2001 (inclusive), before accounting for any payment of the same between 1 July 1999 and 31 December 2001 (both dates inclusive)
Parkson	:	Parkson Corporation Sdn Bhd

PAT/LAT	:	Profit after tax/Loss after tax
PBT/LBT	:	Profit before tax/Loss before tax
Penalty Interest	:	The penalty interest payable by the LLB Scheme Companies to the LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors) under the terms of the existing facilities of the relevant LLB Scheme Creditors
PLC	:	Any of LLB, LCB, ACB or AMB
PLC Group	:	Any of LLB, LCB, ACB or AMB and their respective subsidiary and associated companies
Posim	:	Posim Berhad, an 83.7% owned subsidiary of Avenel
Posim Group	:	Posim and its subsidiary and associated companies
PRC	:	People's Republic of China
Preliminary Orders	:	The orders of the High Court of Malaya under Section 176(1) of the Cos Act dated 24 April 2001, 23 August 2001, 1 April 2002 and 2 May 2002 granting the LLB Scheme Companies to be at liberty to convene scheme meetings with their respective LLB Scheme Creditors to, *inter alia*, consider the Proposed LLB Scheme
Principal Waived	:	The principal portion of the Outstanding Principal Amount(s) which is proposed to be waived under the Proposed Debt Restructuring Exercise for the LLB Group amounting to RM130.79 million, and calculated in the manner as set out in Appendix X
Proposed Acquisition of CPB	:	The proposed acquisition by LLB and AMSB collectively of 59.47% equity interest in CPB comprising 207,209,445 CPB Shares from the ACB Group for a total purchase consideration of RM201.50 million to be satisfied by netting off against Inter-PLC Debts owing by the ACB Group to the LLB Group. The value of Inter-PLC Debts deemed settled via netting off assets shall be RM243.38 million after taking into account the Cash Yield Adjustment, details of which are set out in Section 5.3 of this Circular
Proposed Acquisition of Posim	:	The proposed acquisition by LLB and AMSB collectively of 83.7% equity interest in Posim comprising 170,097,271 Posim Shares from Avenel for a total purchase consideration of RM499.42 million to be satisfied by netting off against Inter-PLC Debts owing by the ACB Group to the LLB Group. The value of Inter-PLC Debts deemed settled via netting off assets shall be RM603.22 million after taking into account the Cash Yield Adjustment, details of which are set out in Section 5.2 of this Circular
Proposed Capital Reconstruction Exercise	:	The proposed capital reconstruction exercise in relation to the relevant PLC
Proposed Capital Reconstruction for ACB	:	The proposed capital reconstruction exercise involving a capital reduction of RM0.30 in each existing issued and fully paid-up ACB share of RM0.50 each and thereafter a capital consolidation on the basis of 5 ordinary shares of RM0.20 each into 1 ordinary share of RM1.00 each
Proposed Capital Reconstruction for AMB	:	The proposed capital reconstruction exercise involving a capital reduction of RM0.70 in each existing issued and fully paid-up AMB share of RM1.00 each and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each

Proposed Capital Reconstruction for LLB	:	The proposed capital reconstruction exercise involving a capital reduction of RM0.25 in each existing issued and fully paid-up LLB share of RM1.00 each and thereafter a capital consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each
Proposed Change of Name	:	Proposed change of the Company's name from LLB to Lion Industries Corporation Berhad
Proposed Corporate Restructuring Exercise	:	The proposed corporate restructuring exercise (including the Proposed Capital Reconstruction Exercise) in relation to the relevant PLC Group
Proposed Debt Restructuring Exercise	:	The proposed debt restructuring exercise (including the proposed tender of cash, as the case may be) in relation to the relevant PLC Group which entails upfront cash payment and the issuance of Shares, bonds/consolidated and rescheduled debts and/or RCCPS (as the case may be) to the Scheme Creditors of the relevant PLC Group to settle their RM and USD denominated loans
Proposed Divestment of Avenel	:	The proposed divestment by LLB of its entire 25% equity interest in Avenel comprising 25,000,000 Avenel Shares to ACB for a consideration of RM122.05 million payable by LLB to ACB to be satisfied by netting off against Inter-PLC Debts owing by the ACB Group to the LLB Group. The value of Inter-PLC Debts deemed settled via netting off assets shall be RM147.41 million after taking into account the Cash Yield Adjustment, details of which are set out in Section 5.4 of this Circular
Proposed Divestment of Lion Plaza	:	The proposed divestment by LLB of 100% equity interest in Lion Plaza comprising 3,418,860 Lion Plaza Shares to Akurjaya for a sale consideration of RM35.66 million to be satisfied by RM0.76 million upfront cash payment and the issuance of RM34.90 million ACB Bonds together with 1.48 million detachable new ACB Shares as equity-kicker shares credited as fully paid-up to LLB, details of which are set out in Section 5.5 of this Circular
Proposed Divestment Programme	:	The proposed programme for divestment by PLC of certain non-core and peripheral assets and businesses of the relevant PLC Group
Proposed GWRS	:	Proposed group wide restructuring scheme which comprises the Proposed Debt Restructuring Exercise, Proposed Corporate Restructuring Exercise and Proposed Divestment Programme for the Lion Group
Proposed General Offer Waiver to the LCB Concert Parties	:	The proposed general offer waiver to the LCB Concert Parties from undertaking a mandatory general offer for the remaining 55.6% or 378.8 million LLB Shares not held by them after the Proposed GWRS
Proposed General Offer Waivers to the LLB Concert Parties	:	The proposed general offer waivers to the LLB Concert Parties from undertaking mandatory general offers for the remaining 33.4% or 116.2 million CPB Shares and the remaining 12.2% or 24.8 million Posim Shares not held by them after the Proposed Acquisition of CPB and Proposed Acquisition of Posim respectively
Proposed LLB Scheme	:	Proposed Corporate Restructuring Exercise, Proposed Divestment Programme and Proposed Debt Restructuring Exercise for the LLB Group
PwC	:	PricewaterhouseCoopers Consulting Sdn Bhd
Raslan Loong	:	Raslan Loong, the Legal Adviser to the Lion Group

RCCPS	:	Redeemable cumulative convertible preference shares of RM0.01 each to be issued by AMB at an issue price of RM1.00 each pursuant to the Proposed Debt Restructuring Exercise for the AMB Group, the key terms (including the tenure and YTM) of which are set out in Appendix XI(f)
Record of Depositors	:	A record of depositors provided by MCD to the Company under Chapter 24.0 of the MCD's rules including any amendments thereof issued by MCD
Redemption Account	:	An account opened and held by LLB and secured in favour of the Security Trustee for the benefit of the holders of the LLB Bonds and the LLB-SPV Consolidated and Rescheduled Debts which proceeds in the account are used solely to redeem the LLB Bonds and to repay the LLB Debts and ultimately the LLB-SPV Consolidated and Rescheduled Debts (including payment of taxes, fees and other costs relating to the Proposed LLB Scheme)
Reference Principal Amount(s)	:	The principal amount(s) including capitalised interest (excluding Penalty Interest) owing by the LLB Scheme Companies to the relevant LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors) as at 30 June 1999, being a date negotiated and agreed by LLB with the core LLB Group FI Lenders
Related-Party Proposals	:	The Proposed Acquisition of Posim, Proposed Acquisition of CPB, Proposed Divestment of Avenel, Proposed Divestment of Lion Plaza and proposed settlement of the Inter-PLC Debts between the LLB Group and other PLC Group within the Lion Group
Relevant Amount	:	The cash amount calculated on the basis as set out in Section 6.16 of this Circular
Reporting Accountants	:	PricewaterhouseCoopers
RHB Sakura	:	RHB Sakura Merchant Bankers Berhad
SC	:	Securities Commission
Scheme	:	The Proposed Corporate Restructuring Exercise, Proposed Divestment Programme and Proposed Debt Restructuring Exercise in relation to the relevant PLC Group
Scheme Company(ies)	:	The company(ies) of the relevant PLC Group which are proposed to be included in the relevant Scheme
Secured LLB Scheme Creditor(s)	:	The LLB Group FI Lender(s) to the LLB Scheme Companies whose debts are secured against assets of the LLB Group or against assets of third parties, as set out in Appendix VI
Security Trustee	:	The party to be appointed to act in the capacity of security trustee for holders of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts and includes its successors-in-title
SFI	:	Sabah Forest Industries Sdn Bhd, a 97.78% owned subsidiary of Posim
Share(s)	:	Ordinary share(s) of RM1.00 each (except for CPB where it refers to ordinary share(s) of RM0.50 each)
Silverstone	:	Silverstone Berhad

SPV Redemption Account	:	An account opened and held by LLB-SPV and secured in favour of the Security Trustee for the benefit of the holders of LLB-SPV Consolidated and Rescheduled Debts which proceeds in the account arising from the repayment of the LLB Debts to LLB-SPV will be used solely to repay LLB-SPV Consolidated and Rescheduled Debts
Trustee	:	Amanah Raya Berhad, the party appointed to act in the capacity of trustee for holders of the LLB Bonds and includes its successors-in-title
TSWC	:	Tan Sri William H.J. Cheng
TSWC Concert Parties	:	The TSWC Group and parties acting in concert with them, which include the LLB Concert Parties
TSWC Group	:	TSWC and DAC collectively
Umatrac	:	Umatrac Enterprises Sdn Bhd
Unconditional Date	:	The date on which the last condition precedent for the Proposed LLB Scheme is satisfied
Unsecured LLB Scheme Creditor(s)	:	The LLB Group FI Lender(s) (other than the Secured LLB Scheme Creditors) and/or LLB Group Inter-PLC Creditors(s) whose debts are unsecured as set out in Appendices VI and VII
US	:	United States of America
YTM	:	Yield to maturity

Companies (Other than those disclosed above)

Actual Best	:	Actual Best Limited
Affin-ACF	:	Affin-ACF Finance Berhad
Amanvest	:	Amanvest (M) Sdn Bhd
AMSPL	:	Angkasa Marketing (Singapore) Pte Ltd
Araniaga	:	Araniaga Holdings Sdn Bhd
Bayview	:	Bayview Properties Sdn Bhd
Billion Grow	:	Billion Grow Limited
Budivest	:	Budivest Sdn Bhd
Ceemax	:	Ceemax Electronics Sdn Bhd
CDSB	:	Crystal Dew Sdn Bhd
Finlink	:	Finlink Holdings Sdn Bhd
Happyvest	:	Happyvest (M) Sdn Bhd
Horizon Towers	:	Horizon Towers Sdn Bhd
JJSB	:	Jelajah Jaya Sdn Bhd

Konming	:	Konming Investments Limited
Lancaster	:	Lancaster Trading Company Limited
LDP	:	Lion Development (Penang) Sdn Bhd
LHPL	:	Lion Holdings Pte Ltd
LHSB	:	Lion Holdings Sdn Bhd
Limpahjaya	:	Limpahjaya Sdn Bhd
LM	:	Lion Management Sdn Bhd
LRPL	:	Lion Realty Private Limited
LTAT	:	Lembaga Tabung Angkatan Tentera
Narajaya	:	Narajaya Sdn Bhd
Panoron	:	Panoron Sdn Bhd
Projek Jaya	:	Projek Jaya Sdn Bhd
Sin Seng	:	Sin Seng Investments Pte Ltd
Teck Bee	:	Teck Bee Mining (M) Sendirian Berhad
Timuriang	:	Timuriang Sdn Bhd
Tirta	:	Tirta Enterprise Sdn Bhd
Trillionvest	:	Trillionvest Sdn Bhd
Utara Enterprise	:	Utara Enterprise Sdn Bhd
Viewtrain	:	Viewtrain Company Limited
WCSB	:	William Cheng Sdn Bhd

Currencies:

CHF	:	Swiss Franc
HK$	:	Hong Kong Dollar
RM and sen	:	Ringgit Malaysia and sen respectively
Rmb	:	Chinese Renminbi
SGD	:	Singapore Dollar
USD and cents	:	United States Dollar and cents respectively

TABLE OF CONTENTS

Page

EXECUTIVE SUMMARY

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance of certain companies within the Lion Group (including the LLB Group), as a result of which their cash flows were insufficient to service their respective debt obligations.

Many of the companies within each PLC Group have inter-company receivables from companies of another PLC Group, which represent significant assets. The intertwined relationship of the companies within the Lion Group necessitates a global solution to facilitate an orderly recognition of the position of all affected creditors and the pooling of resources available for repayment of the debts of affected companies within the Lion Group (including the LLB Scheme Companies).

The Proposed LLB Scheme (which is set out in Sections 5 and 6 of this Circular) is an integral part of an overall scheme comprising, *inter alia*, various proposed corporate and debt restructuring exercises for the Lion Group. The proposals under the Proposed GWRS for the Lion Group (including the Proposed LLB Scheme) are inter-conditional.

The approach under the Proposed GWRS involves the following:

(a) the Proposed Corporate Restructuring Exercise for the four PLC Groups within the Lion Group to facilitate the tapping of future dividends/cash flows from the KOC in the Lion Group and to streamline the businesses of each PLC Group such that they each has one or two core businesses;

(b) the Proposed Divestment Programme for each of the four PLC Groups to rationalise their activities through the sale of non-core and peripheral assets and businesses;

(c) the pooling of cash flows from the KOCs and proceeds from the Proposed Divestment Programme under the relevant PLC;

(d) the consolidation of debts of the Scheme Companies within the relevant PLC level; and

(e) the pooling of the various sources of cash flows available within each PLC Group, to reduce the risk of default through diversification of sources of cash flow supporting redemption/repayment.

The main objective of the Proposed LLB Scheme is to enable each of the LLB Scheme Companies to continue its operations as a going concern and in the medium to long term, enhance value for all shareholders and the LLB Scheme Creditors and to ensure that the LLB Scheme Companies are able to meet their commitments to the LLB Scheme Creditors. With its debts restructured, the management of the LLB Group would be able to focus on creating value for shareholders.

The interests of the shareholders have been duly considered and in the opinion of your Board, the Proposed LLB Scheme represents an equitable solution for all stakeholders including the shareholders of LLB.

Proposed Corporate Restructuring Exercise

The transactions of the Proposed Corporate Restructuring Exercise for the LLB Group are as follows:

(a) Proposed capital reconstruction exercise of LLB involving a capital reduction of RM0.25 in each existing issued and fully paid-up LLB Share and thereafter a capital consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each;

(b) Proposed acquisition of 59.47% equity interest in CPB for RM201.50 million;

(c) Proposed acquisition of 83.7% equity interest in Posim for RM499.42 million;

(d) Proposed divestment of 25% equity interest in Avenel for a payment of RM122.05 million;

(e) Proposed divestment of 100% equity interest in Lion Plaza for RM35.66 million; and

(f) Proposed settlement of a portion of the Inter-PLC Debts owing to the LLB Scheme Companies and owing by the LLB Scheme Companies.

Further, your Board has identified non-core and peripheral assets amounting to an estimated RM541.2 million in nominal value (in terms of aggregate net divestment proceeds), which are expected to be divested progressively over a period of approximately 4 years up to the year 2006, and the divestment proceeds are dedicated for the Proposed Debt Restructuring Exercise for the LLB Group.

Proposed Debt Restructuring Exercise

I. LLB Group FI Lenders and LLB Group Inter-PLC Creditors whose debts are addressed

The names of the LLB Group FI Lenders whose debts are proposed to be addressed by the Proposed Debt Restructuring Exercise for the LLB Group as well as the particulars of the nature/type of facilities and amounts addressed are set out in Appendix VI.

The details on the LLB Group Inter-PLC Creditors whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the LLB Group are set out in Appendix VIII.

II. Mode of settlement of the LLB Group FI Lenders and the LLB Group Inter-PLC Creditors

(a) The Applicable Debts owing to the LLB Group FI Lenders and LLB Group Inter-PLC Creditors refer to the "Outstanding Principal Amounts".

(b) For the LLB Group FI Lenders and LLB Group Inter-PLC Creditors, a principal portion of the Outstanding Principal Amounts is proposed to be waived and the quantum of their Outstanding Principal Amounts to be waived shall be calculated in the manner set out in Appendix X.

(c) For the LLB Group FI Lenders and the LLB Group Inter-PLC Creditors where there is any payment made from 1 July 1999 but prior to the Unconditional Date, their Outstanding Principal Amounts shall be subject to a further reduction equivalent to the Further Sum.

(d) Following negotiations with the core LLB Group FI Lenders, LLB proposes that the Adjusted Applicable Debts owing to the LLB Group FI Lenders and the LLB Group Inter-PLC Creditors) be settled in the following manner:

(i) For the Secured LLB Scheme Creditors, 0.6% of their Adjusted Applicable Debt amounting to RM85.96 million are proposed to be settled by upfront cash payment amounting to RM0.56 million and the balance 99.4% are proposed to be settled by the issuance of RM85.40 million in net present value (RM94.69 million in nominal amount) of LLB Bonds;

(ii) For the Unsecured LLB Scheme Creditors (excluding CG Lenders), 0.04% of their Adjusted Applicable Debt amounting to RM310.56 million are proposed to be settled by upfront cash payment amounting to RM0.13 million and the balance 99.96% are proposed to be settled by the issuance of RM270.51 million in net present value (RM352.54 million in nominal amount) of LLB Bonds (for RM denominated loan) or RM39.92 million in net present value (RM49.96 million in nominal amount) of LLB-SPV Consolidated and Rescheduled Debts (for USD denominated loan); and

(iii) The proposed mode of settlement of the Adjusted Applicable Debts owing to the CG Lenders of RM154.2 million is set out in Section 6.8 of this Circular.

A diagrammatic summary of the proposed mode of settlement of the LLB Scheme Creditors (excluding CG Lenders) together with the pertinent features of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts is set out in Section 6.1 of this Circular.

III. Proposed Categorisation of LLB Group FI Lenders and LLB Group Inter-PLC Creditors

For the purpose of determining the mode of settlement, the LLB Group FI Lenders and the LLB Group Inter-PLC Creditors (with the exception of the proposed settlement of Inter-PLC Debts owing by the LLB Group to the LCB Group) shall be categorised as follows:

(a) Class A Secured LLB Scheme Creditors

The portion of the Adjusted Applicable Debt which is recoverable based on the estimated value of securities pledged to them, would be allocated Class A LLB Bonds.

(b) Class B Unsecured LLB Scheme Creditors

The portion of the Adjusted Applicable Debt which is recoverable based on the estimated rate of recovery of the respective LLB Scheme Companies concerned, would be allocated Class B LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts.

An illustration of the classes of instruments to be allocated to the LLB Group FI Lenders and LLB Group Inter-PLC Creditors are set out in Section 6.5 of this Circular.

The classification of the Adjusted Applicable Debts owing to the LLB Group FI Lenders and the applicable security coverage and the estimated rate of recovery are set out in Appendix VI.

IV. Proposed YTM and repayment profile for the LLB Group FI Lenders

The proposed cash YTMs and the number of free LLB Shares to be issued as equity-kicker for each class of LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts, are set out below:

Category	Instrument	Cash YTM [1]	Equity-kicker enhancement to YTM		All-in YTM [2]
			Kicker YTM [1]	No. of LLB Shares issued as equity-kicker	
Class A	LLB Bonds	6.00%	0.75%	Approximately RM1,230 LLB Shares at the assumed value of RM1.00 per LLB Share would be attached to each RM100,000 of Adjusted Applicable Debts	6.75%
Class B	LLB Bonds	5.75%	0.85%	Approximately RM3,601 LLB Shares at the assumed value of RM1.00 per LLB Share would be attached to each RM100,000 of Adjusted Applicable Debts	6.60%
Class B	LLB-SPV Consolidated and Rescheduled Debts	5.00%	0.85%	Approximately USD3,540 LLB Shares at the assumed value of RM1.00 per LLB Share would be attached to each USD100,000 of Adjusted Applicable Debts	5.85%
Class B	LLB-SPV Consolidated and Rescheduled Debts (to be issued to LLB Suria Sdn Bhd FI Lenders)	5.00%	0.85%	Approximately USD1,794 LLB Shares at the assumed value of RM1.00 per LLB Share would be attached to each USD100,000 of Adjusted Applicable Debts	5.85%
Class B	LLB-SPV Consolidated and Rescheduled Debts (to be issued to Lion Biotech Pte Ltd FI Lenders)	5.00%	0.85%	Approximately USD1,808 LLB Shares at the assumed value of RM1.00 per LLB Share would be attached to each USD100,000 of Adjusted Applicable Debts	5.85%

Notes:

1. The cash YTM and kicker YTM were arrived at following negotiations with the core LLB Group FI Lenders and after taking into consideration the availability of the LLB Group's projected cash flows for the 9-year period from 2002 to 2010.

2. Represents the aggregate of the cash YTM and kicker YTM.

A contingent back-end Loyalty Payment of up to a maximum of 0.75% in addition to the cash YTMs shall be payable upon the full redemption/repayment of all classes of the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts, to the extent of the apportioned Relevant Amount, if any.

The LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts are redeemable/repayable in annual instalments and their proposed redemption/repayment tenure is as summarised below:

Secured LLB Scheme Creditors	Unsecured LLB Scheme Creditors
Class A	**Class B**
1-2 years	1 - 9 years

The first annual redemption/repayment date of the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts shall be on the Issue Date, and thereafter, the subsequent annual redemption/repayment dates shall be on every 31 December. However, a redemption/repayment made on any date which is not more than 14 days before each redemption/repayment date of 31 December will not be construed as early redemption/repayment.

Based on the proposed yearly redemption/repayment amounts and the due dates for the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts, holders of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts would receive the relevant cash YTM as stated above for the period commencing on 1 January 2002 and ending on their respective last annual redemption/repayment date for the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts. Accordingly, interest due to holders of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts from 1 January 2002 is built into the relevant cash YTM as stated above.

The redemption/repayment profile of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts are set out in Appendix IX.

The LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts were previously targeted to be issued on 1 January 2002, and accordingly, upfront cash payment totalling RM32.07 million ("Year 0 Payment") was previously targeted to be paid to the LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors) on 1 January 2002 as well. However, in view of the unforeseen delay of the implementation of the Proposed LLB Scheme which is expected to be effected in the first quarter of 2003, LLB proposes to pay interest on the Year 0 Payment for the period commencing on 1 January 2002 up to the Issue Date calculated based on the cash YTM of the relevant instruments without interest compounding ("Year 0 Interest").

V. Payment of Back-End Amount

A contingent payment of up to the nominal value of the "Back-End Amount" (calculated according to the formula set out in Appendix X) shall be payable to the Unsecured LLB Scheme Creditors as contingent payment for the Principal Waived (excluding Penalty Interest) upon the full redemption/repayment of all classes of the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts, to the extent of the apportioned Relevant Amount, if any.

Proposed Debt Restructuring Exercise for the LLB Group Non-FI Creditors

The LLB Group proposes to settle the amounts owing to the LLB Group Non-FI Creditors amounting to RM88.62 million, as set out in Appendix VII, by way of a debt to equity conversion either by bilateral agreement or by way of a scheme of arrangement under Section 176 of the Cos Act. The issue price of the new LLB Shares for debt to equity conversion is fixed at RM1.00 per LLB Share, as determined based on the pricing basis set out in Section 6.18 of this Circular.

Proposed Change of Name

Upon completion of the Proposed Corporate Restructuring Exercise, the LLB Group would principally focus on, *inter alia*, the manufacturing of steel products, forest products and beer brewing. Further, property development shall cease to be a core business of the Company. Accordingly, your Board has proposed to change the name of the Company from LLB to Lion Industries Corporation Berhad to better reflect the activities of the LLB Group.



LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

9 January 2003

Board of Directors:

Tan Sri Dato' Musa bin Hitam (Chairman)
Datuk Cheng Yong Kim (Managing Director)
Tan Sri Datuk Asmat bin Kamaludin
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Heah Sieu Lay

To: The Shareholders of LLB

Dear Sir/Madam,

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES IN RESPECT OF THE LLB GROUP

1. INTRODUCTION

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997 had an adverse impact on the financial performance of certain companies within the Lion Group (including the LLB Group), as a result of which their cash flows were insufficient to service their debt obligations.

On 5 July 2000 and 19 October 2000, the Lion Group announced the Proposed GWRS and the revisions thereto, encompassing various proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises, which is envisaged to provide the Lion Group (and the LLB Scheme Companies in particular) with the financial ability to meet their financial commitments to the Scheme Creditors (and the LLB Scheme Creditors in particular), to enable the Lion Group to continue operations on a going-concern basis and, in the medium to long term, to regain a position of profitability.

However, subsequent to the aforesaid announcements, the growth of the Malaysian economy had reduced significantly and the economy faces a prospect of further slow down, due to the uncertainties facing the global financial markets. The weaker domestic economy had led to less favourable operating conditions which have necessitated a re-examination of the sources of cash flows identified to support the proposed debt restructuring under the Proposed GWRS announced earlier. Following the completion of the aforesaid review, necessary revisions and adjustments were made to the structure and terms of the Proposed GWRS, details of which were announced on 8 October 2001.

Further to the announcement on 8 October 2001 and following the close of the financial period ended 31 December 2001, the Lion Group's senior management again re-examined the operational performance and actual financial results achieved by Megasteel and SFI (two of the three KOCs within the Lion Group whose future cash flows have been identified to support the Proposed Debt Restructuring Exercise of the Lion Group).

The Lion Group's senior management noted that the actual domestic demand and market prices for Megasteel's HRC and SFI's pulp and paper have been significantly lower than the original forecast/projections. Following the aforesaid review, the Directors of the Lion Group revised downwards the profit and cash flow forecasts and projections of Megasteel and SFI and the revisions were flowed-through to the Proposed GWRS announced on 5 July 2000, 19 October 2000 and 8 October 2001. The further revisions and adjustments made to the Proposed GWRS were announced on 26 March 2002.

The Proposed Debt Restructuring Exercise, which is an integral part of the Proposed GWRS as set out in this Circular, was arrived at following negotiations amongst the core FI lenders of the Lion Group under the auspices of the Corporate Debt Restructuring Committee of BNM.

On 9 May 2002, the Lion Group announced that the FIC, MITI and the Controller of Foreign Exchange, BNM have approved the relevant proposals within the Proposed GWRS that required their respective approvals, details of which are set out in Section 11 of this Circular.

Further, on 12 July 2002, the Lion Group announced that the SC has approved the Proposed GWRS *vide* its letter dated 9 July 2002, which includes the Proposed LLB Scheme, details of which are as set out in Section 11 of this Circular.

LLB had on 19 August 2002 issued an Explanatory Statement pursuant to Section 177 of the Cos Act to the LLB Scheme Creditors to seek their approval for the Proposed LLB Scheme (details on the Proposed Debt Restructuring Exercise as set out in the Explanatory Statement are also set out in Section 6 of this Circular) at the Court-Convened Meetings. The approval of the LLB Scheme Creditors was obtained at their respective Court-Convened Meetings held on 16 and 18 September 2002.

On 10 October 2002, the Lion Group announced that following an appeal submitted by the Lion Group to the SC, the SC has approved, *inter alia,* LLB's appeal on certain terms and conditions imposed by the SC in its letter dated 9 July 2002, details of which are set out in Section 11 of this Circular.

On 28 June 2002, the Company announced that it proposes to change its name to Lion Industries Corporation Berhad, details of which are set out in Section 13.3 of this Circular.

The purpose of this Circular is to provide you with the relevant details on the Proposed GWRS and the Proposed Change of Name, to set out your Board's recommendation thereon and to seek your approval for the resolutions pertaining to the Proposed LLB Scheme and the Proposed Change of Name to be tabled at the forthcoming EGM to be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 10.30 am. The Notice of the EGM is enclosed in this Circular.

Certain proposals within the Proposed LLB Scheme (namely the Related-Party Proposals) are related party transactions, and in compliance with the requirements of Chapter 10 of the Listing Requirements of the KLSE, BDO Binder has been appointed by LLB as the Independent Adviser to advise the Independent Directors and minority shareholders of LLB on the fairness and reasonableness of the terms and conditions of the Related-Party Proposals. BDO Binder has informed the SC and the KLSE on 12 July 2000 of its intention to act as the Independent Adviser and the KLSE has approved the appointment of BDO Binder as the Independent Adviser to the Independent Directors and minority shareholders of LLB on 22 September 2000.

Shareholders are advised to read both this Circular and the Independent Advice Circular from BDO Binder, which will be despatched to shareholders in due course, carefully before voting on the resolutions pertaining to the Proposed LLB Scheme (which includes the Related-Party Proposals) to be tabled at the forthcoming EGM.

2. INFORMATION ON THE LLB GROUP

LLB was incorporated in Malaysia on 17 March 1924 as Sungei Way Dredging Limited under the Companies Enactment, 1917. It subsequently changed its name to Sungei Way Dredging Berhad on 15 April 1966 and later to Supreme Corporation Berhad on 1 October 1976. It adopted its current name on 21 October 1991. LLB was listed on the Main Board of the KLSE on 29 December 1973.

As at 25 November 2002, LLB's authorised share capital is RM1,000,000,000 comprising 1,000,000,000 LLB Shares, whilst its issued and fully paid-up share capital is RM593,380,035 comprising 593,380,035 LLB Shares.

LLB is an investment holding company and is involved in property development. Its subsidiaries are involved mainly in manufacturing and marketing of steel products such as steel bars, wire rod and HBI and property development.

LLB recorded an audited consolidated LAT and MI of RM192 million for the FYE 30 June 2002 and its audited consolidated NTA as at 30 June 2002 was RM453 million. For the quarter ended 30 September 2002, LLB recorded an unaudited consolidated LAT and MI of RM10.6 million and its unaudited consolidated NTA as at 30 September 2002 was RM445.4 million.

Further information on LLB is set out in Appendix I.

3. THE AUDITED FINANCIAL POSITION OF THE LLB GROUP AS AT 30 JUNE 2002

The summarised audited consolidated balance sheet of LLB as at 30 June 2002 is as follows:

	RM'000
Fixed Assets	1,262,264
Investment Property	189,000
Property Development Projects	153,162
Associated Companies	60,327
Investments	81,981
Intangible Assets	190,831
Net Current Liabilities	(1,210,133)
	727,432
Share Capital	593,380
Reserves	50,263
Shareholders' Funds	643,643
MI	25,399
Term Loans	43,230
Deferred Taxation	11,327
Deferred Liabilities	3,833
	727,432

The LLB Group's bank borrowings as at 30 June 2002 are as follows:

Bank borrowings	Short term [1] RM'000	Long term [2] RM'000	Working Capital [3] RM'000	Total RM'000
Secured [4]	74,767	-	-	74,767
Unsecured [5]	1,640,013	43,230	244,547	1,927,790
	1,714,780	43,230	244,547	2,002,557

Notes:

1. Short term borrowings comprise term loans and revolving credit which are repayable within 12 months from the balance sheet date.

2. Long term borrowings comprise term loans which are repayable after 12 months from the balance sheet date.

3. Working capital comprise bank overdrafts and bills payable which are repayable within 12 months from the balance sheet date.

4. Secured debts are borrowings which are secured against the assets of the LLB Group.

5. Unsecured debts are borrowings obtained by the LLB Group without any security against the assets of the LLB Group.

The LLB Group's bank borrowings are denominated in the following currencies:

	Foreign currency '000	Exchange Rate *	Local currency RM'000 (or equivalent)
RM	-	-	1,085,466
USD	239,163	3.800	908,818
Rmb	18,020	0.459	8,273
			2,002,557

Note:

* Based on the exchange rate as at 28 June 2002 (Source: The Star newspaper dated 29 June 2002)

As at 30 June 2002, there is an unsecured guarantee given by LLB to FIs for credit facilities granted to Avenel (an associated company of LLB) amounting to RM190.6 million.

The LLB Group's Inter-PLC Debts as at 30 June 2002 are as follows:-

	RM' million
Inter-PLC Debts	
Amount due to the LLB Group from other companies[1] within the Lion Group (other than the LLB Group)[2]	1,570
Amount payable by the LLB Group to other companies[1] within the Lion Group (other than the LLB Group)	(172)
Net Inter-PLC Debts	1,398

Notes:

1. The names of the companies within the Lion Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix VIII of this Circular.

2. Up to the FYE 30 June 2002, LLB has made a provision amounting to RM418 million in relation to the Principal Waived by LLB for the Inter-PLC Debts owing by the ACB Group and the AMB Group to the LLB Group pursuant to the Proposed LLB Scheme.

The amount of bank borrowings and Inter-PLC Debts proposed to be addressed under the Proposed Debt Restructuring Exercise for the LLB Group (details of which are set out in Section 6 of this Circular) are as follows:

	Outstanding as at 30 June 2002 RM'000	Amount addressed under Proposed LLB Scheme RM'000	Amount not addressed under Proposed LLB Scheme RM'000
LLB Group FI Lenders	2,002,557	509,719 [a]	1,492,838 [c]
Inter-PLC Creditors	172,000	172,000 [b]	-
	2,174,557	681,719	1,492,838

Notes:

a. These amounts represent the Outstanding Principal Amount as at 31 December 2001 less Further Sum, details of which are set out in Appendix VI.

b. These amounts represent the Outstanding Principal Amount as at 31 December 2001 less Further Sum, details of which are set out in Appendix VIII.

c. Out of the RM1.493 billion, RM1.481 billion is addressed under AMSB's scheme of arrangement, RM2.92 million has been restructured (details of which is particularised in Section 6.20 of this Circular). The balance, based on the review by your Board, are sustainable debts which are not subject to any debt restructuring exercise

Further details on the LLB Group FI Lenders and the Inter-PLC Creditors are set out in Appendices VI and VIII respectively.

The LLB Group Non-FI Creditors as at 25 November 2002 amounted to RM88.62 million, details of which are set out in Appendix VII.

4. RATIONALE AND BENEFITS OF THE PROPOSED GWRS AND THE PROPOSED LLB SCHEME

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance of certain companies within the Lion Group (including the LLB Group) as a result of which their cash flows were insufficient to service their respective debt obligations.

Many of the companies within each PLC Group have inter-company receivables from companies of another PLC Group, which represent significant assets. The intertwined relationship of the companies within the Lion Group necessitates a global solution to facilitate an orderly recognition of the position of all affected creditors and the resources available to repay debts of affected companies within the Lion Group (including the LLB Scheme Companies).

The Proposed LLB Scheme (which is set out in Sections 5 and 6 of this Circular) is an integral part of an overall scheme comprising, *inter alia*, various proposed corporate and debt restructuring exercises for the Lion Group. The proposals under the Proposed GWRS for the Lion Group (including the Proposed LLB Scheme) are inter-conditional.

The approach under the Proposed GWRS involves the following:

(a) the Proposed Corporate Restructuring Exercise for the four PLC Groups within the Lion Group to, *inter alia,* facilitate the tapping of future dividends/cash flows from the KOC in the Lion Group, and to streamline the businesses of each PLC Group such that they each has one or two core businesses;

(b) the Proposed Divestment Programme for each of the four PLC Groups to rationalise their activities through the sale of non-core and peripheral assets and businesses;

(c) the pooling of cash flows from the KOCs and proceeds from the Proposed Divestment Programme under the relevant PLC;

(d) the consolidation of debts of the Scheme Companies within the relevant PLC level; and

(e) the pooling of the various sources of cash flows available within each PLC Group, to reduce the risk of default through diversification of sources of cash flows supporting redemption/repayment.

The overall concept of the Proposed LLB Scheme is essentially a rescheduling of the LLB Scheme Companies' debts so that their debts may be repaid in a structured and timely manner moving forward. Under the Proposed LLB Scheme, there is an up-front dedication of cash flows to redeem/repay the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts where the available cash flows (after setting aside a certain amount to cater for future contingencies) are matched with the debt obligations of LLB.

The identified sources of cash flow that support the redemption/repayment of the LLB Bonds and the LLB-SPV Consolidated and Rescheduled Debts comprise (i) dividends from SFI; (ii) net proceeds from the disposal of assets in the Proposed Divestment Programme for the LLB Group; (iii) proceeds from the redemption of ACB Bonds; and (iv) cash injection by LLB. The details on the sources of cash flows are particularised in Section 9.2 of this Circular. The diversified sources of cash flows supporting the redemption/repayment of the said instruments are intended to reduce the risk of default, which would be beneficial to stakeholders.

Whilst flexibility is given to the management of the LLB Group to execute the divestment programme and maximise divestment value as well as to achieve the expected financial results for SFI, which would enable SFI to upstream its dividends to Posim and eventually to LLB, (which are in the interests of stakeholders), the yearly redemption/repayment profile of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts sets clear benchmarks for the management of the LLB Group.

The specific rationale for each of the corporate transactions proposed under the Proposed Corporate Restructuring Exercise for the LLB Group is set out in Section 5 of this Circular.

For LLB's shareholders, the main benefit of the Proposed LLB Scheme is that each of the LLB Scheme Companies will be able to continue operations on a going-concern basis and with its debts restructured, the management of the LLB Group would be able to focus on creating value for shareholders.

The interests of LLB shareholders have been duly considered and in the opinion of your Board, the Proposed LLB Scheme represents an equitable solution for all stakeholders including the LLB shareholders.

5. THE PROPOSED CORPORATE RESTRUCTURING EXERCISE

Upon completion of the Proposed Corporate Restructuring Exercise, the LLB Group's core business would be principally focused on steel products business, forest products businesses and beer brewing business.

The Proposed Corporate Restructuring Exercise would involve the following proposals:

5.1 Proposed Capital Reconstruction for LLB

The cash flows projected over the next 8 years by your Board after setting aside an amount to cater for future contingencies, are not expected to be sufficient to support repayment of the debts of the LLB Scheme Creditors entirely in cash. Accordingly, it is necessary to issue new LLB Shares as equity-kicker (as yield enhancement to the cash YTM as described in Section 6.6 of this Circular) and for debt to equity conversion to address the shortfall in the available cash flows. However, your Board noted that the market prices of the LLB Shares as traded on the KLSE have for the past financial years been lower than the par value of LLB Shares, and without a share capital reconstruction exercise for LLB, the new LLB Shares may not be instruments which are acceptable to the LLB Scheme Creditors. Further, the LLB Group has been recording losses for the past 5 financial years. For the FYE 30 June 2002, LLB recorded an audited consolidated accumulated LAT and MI of RM192 million.

Accordingly, your Board proposes that LLB implements a capital reconstruction exercise involving a capital reduction of RM0.25 in each existing issued and fully paid-up LLB Share of RM1.00 each and thereafter a capital consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each in LLB as follows:

	Existing issued and paid-up capital	Par Value	Proposed Capital Reduction	Issued and paid-up capital after Proposed Capital Reconstruction for LLB
	RM	RM	%	RM
LLB	593,380,035	1.00	25	445,035,027 *

Note:

* After taking into account the proposed allotment and issuance of an additional 1 ordinary share of RM0.75 each for cash to increase the issued and fully paid-up share capital from RM445,035,026.25 (after proposed capital reduction of RM0.25 in each LLB Share) to RM445,035,027.00.

The credit arising from the Proposed Capital Reconstruction for LLB amounting to RM148 million will be used to reduce the accumulated losses of LLB. On a proforma basis, the audited consolidated accumulated losses of LLB will be reduced from RM587 million to RM439 million.

Fractions of the LLB Shares after the Proposed Capital Reconstruction for LLB shall be disregarded and dealt with in such manner as your Board in its absolute discretion thinks fit and expedient.

The LLB Shares after the Proposed Capital Reconstruction for LLB shall rank *pari passu* amongst each other in respect of entitlements to dividends, rights, allotments or other distributions should the entitlement date for such dividends, rights, allotments or other distributions be declared after the Proposed Capital Reconstruction for LLB.

For illustrative purposes only, the theoretical market price of the LLB Shares after the Proposed Capital Reconstruction for LLB may be calculated as follows:

$$E = \frac{B}{1 - C}$$

Where:

E = Theoretical market price of the LLB Shares after the Proposed Capital Reconstruction for LLB

B = Last transacted market price of the LLB Shares prior to the date at which the Record of Depositors will be closed, and the LLB Shares held by shareholders whose name appear in the Record of Depositors as at that date would be subject to the capital reconstruction exercise

C = 25%, being the proposed percentage of capital reduction

5.2 Proposed Acquisition of Posim

5.2.1 Information on Posim

Please refer to Appendix II(a) for information on Posim.

The audited consolidated LAT and MI for the FYE 30 June 2002 was RM0.4 million and the audited consolidated NTA of Posim as at 30 June 2002 was RM1,324 million. For the quarter ended 30 September 2002, Posim recorded an unaudited consolidated PAT and MI of RM8.5 million and its unaudited consolidated NTA as at 30 September 2002 was RM1,335 million.

For information purposes only, the carrying value of the Posim Shares as recorded in the audited accounts of Avenel as at 30 June 2002 was RM490.7 milllion. Avenel's original cost of investment for the Posim Shares, which were acquired in May 1997, was RM1,190.7 million.

There are no additional financial commitments required from LLB in putting the business of Posim or its subsidiary companies on-stream and there are no liabilities to be assumed by LLB and AMSB arising from the Proposed Acquisition of Posim.

5.2.2 Terms and Conditions

A conditional share sale agreement and supplemental share sale agreement were entered into between Avenel and LLB on 5 July 2000 and 19 October 2000 respectively for the Proposed Acquisition of Posim.

Subsequently, supplemental share sale agreements were entered into between Avenel on the one part and LLB and AMSB on the other part on 8 October 2001 and 26 March 2002 for the Proposed Acquisition of Posim. The salient terms and conditions of the aforesaid conditional share sale agreements (as varied and supplemented by the supplemental share sale agreements to cater for the revisions to certain terms and conditions of the Proposed Acquisition of Posim) are set out as follows and in Section 5.2.3 of this Circular:-

(a) Avenel disposes of its 83.70% equity interest in Posim comprising 170,097,271 Posim Shares to LLB and AMSB for a total sale consideration of RM499.42 million (or approximately RM2.94 per Posim Share).

(b) The purchase consideration of RM499.42 million would be satisfied by netting off existing Inter-PLC Debts owing by the ACB Group to LLB and AMSB. However, the value of Inter-PLC Debts deemed settled via netting off of assets shall be RM603.22 million after taking into account the Cash Yield Adjustment. The amounts of debt to be netted off pursuant to the Proposed Acquisition of Posim between the ACB Group with LLB and AMSB are RM168.91 million and RM434.31 million respectively.

Further details on the netting off of Inter-PLC Debts for the Proposed Acquisition of Posim is set out in Section 5.6 of this Circular and the detailed explanations on the Cash Yield Adjustment is set out in Appendix X.

(c) The Posim Shares to be acquired by LLB and AMSB shall be free from all liens, claims, charges, encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the Proposed Acquisition of Posim.

(d) The Proposed Acquisition of Posim forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Acquisition of Posim is a related party transaction. The names of the Directors of LLB, substantial shareholders and persons connected to them who are interested in the Proposed Acquisition of Posim are set out in Section 12 of this Circular.

5.2.3 Basis of Purchase Consideration

The purchase consideration of RM499.42 million for the 83.70% equity interest in Posim was arrived at based on a willing buyer-willing seller basis after taking into consideration the discounted cash flow valuation of the future net cash flows for SFI (which is the principal business of Posim) for a period of 11 years ending 30 June 2011 (including an assumed terminal value of RM112 million) totaling RM511.01 million, both discounted at 14.3% and after netting off SFI's unaudited outstanding debts as at 31 July 2001 of RM20.27 million and the unaudited estimated value of Posim's residual assets (excluding SFI's assets) of RM97.00 million as at 30 June 2001 (after adjusting for the relevant Principal Waived by the Posim Group of RM11 million for the amount owing by the ACB Group to the Posim Group).

The discounted cash flows of SFI for a period of 11 years ending 30 June 2011 plus a terminal value were determined by your Board after due and careful enquiry, taking into consideration the prevailing and expected demand and market conditions over the time horizon. The terminal value reflects the estimation of the value of SFI's business by your Board at that point in time having regard to the projected maintainable cash flow at that point in time.

The discount rate of 14.3% was negotiated on a willing buyer-willing seller basis after taking into consideration, *inter alia*, betas of comparable companies listed on the KLSE, risk free return on investment in Malaysian Government Securities and the market return which is based on the average annual return of the KLSE Composite Index.

5.2.4 Rationale

The Proposed Acquisition of Posim is to provide the LLB Group with an avenue to tap SFI's future cash flows for the Proposed Debt Restructuring Exercise for the LLB Group as well as to expand the LLB Group's future earnings base. In addition, it would enable the LLB Group to recover approximately RM0.6 billion of the RM1.3 billion owing by the ACB Group to the LLB Group.

5.2.5 Mandatory General Offer

Pursuant to the Proposed Acquisition of Posim, LLB and the persons acting in concert with it would be obliged to undertake a mandatory general offer for all the remaining Posim Shares not already owned by them after the Proposed Acquisition of Posim pursuant to Rule 6 of the Code.

However, LLB and the persons acting in concert with it have sought a waiver from the SC under Practice Note 2.9.7 of the Code from the aforesaid obligation. The Proposed Acquisition of Posim shall only proceed to completion if the aforesaid waiver sought is granted. The decision from the SC is currently still pending.

As at the date of this Circular, LLB and AMSB do not hold any Posim Shares directly. Currently, LLB's interest in Posim is held via Avenel, a 25% associated company of LLB, which in turn holds 83.7% in Posim. Following the Proposed Acquisition of Posim, the 83.7% equity interest in Posim would be held by LLB and AMSB in the proportion of 28% and 72% respectively. The effective equity interest of LLB and AMSB in Posim after the Proposed Acquisition of Posim would be 23.44% and 60.26% respectively.

Pursuant to the Proposed Acquisition of Posim, the LLB Group would own 83.7% of Posim and thus Posim would not have the required 25% public shareholding spread requirement. Nevertheless, it is the intention of LLB to retain the listing status of Posim on the Second Board of the KLSE. The SC has allowed Posim to address the shortfall in its public shareholding spread within 6 months from the date of implementation of the Proposed GWRS. As such, LLB, if necessary, will enter into arrangements with financial institutions, merchants bankers and/or stockbrokers who will undertake to place out an appropriate number of Posim Shares to comply with the 25% public shareholding spread requirements to ensure the continued listing of Posim.

5.2.6 Information on vendor

Information on the vendor of Posim as at 25 November 2002 are set out below:

Vendor	Principal activities	Board of Directors ^	Substantial shareholders and % held
Avenel	Investment holding	• Cheng Sin Yeng • Lee Whay Keong	• ACB (Direct-55%; Indirect-45%) • LLB (Direct-25%; Indirect-Nil) • AMB (Direct-20%; Indirect-Nil)

Note:

^ None of the Directors hold any Avenel Shares

5.3 Proposed Acquisition of CPB

5.3.1 Information on CPB

Please refer to Appendix II(b) for information on CPB.

The audited consolidated LAT and MI for the FYE 30 June 2002 was RM7.9 million and the audited consolidated NTA of CPB as at 30 June 2002 was RM471.1 million. For the quarter ended 30 September 2002, CPB recorded an unaudited consolidated PAT and MI of RM8.3 million and its unaudited consolidated NTA as at 30 September 2002 was RM480.3 million.

For information purposes only, the carrying value of the CPB Shares as recorded in the audited accounts of the ACB Group as at 30 June 2002 was RM358.4 million. The dates of investment and original cost of investment of CPB's vendors are as follows:

Vendors	Date of investment	Original cost of investment (RM' million)
a) AKR	15.09.1995	171.9
b) Ambang Jaya	17.11.1995	117.4
c) ACB	15.09.1995	0.9
d) Parkson	15.09.1995	55.8
e) Umatrac	30.06.1998	12.4
		358.4

There are no additional financial commitments required from LLB in putting the business of CPB or its subsidiary companies on-stream and there are no liabilities to be assumed by LLB and AMSB arising from the Proposed Acquisition of CPB.

5.3.2 Terms and Conditions

A conditional share sale agreement and supplemental share sale agreements were entered into between LLB, AKR, Ambang Jaya, ACB, Parkson and Umatrac on 5 July 2000, 19 October 2000 and 12 December 2000 respectively for the Proposed Acquisition of CPB.

Subsequently, supplemental share sale agreements were entered into between LLB and AMSB on the one part and AKR, Ambang Jaya, ACB, Parkson and Umatrac on the other part on 8 October 2001, 26 March 2002 and 3 September 2002 respectively for the Proposed Acquisition of CPB. The salient terms and conditions of the aforesaid conditional share sale agreement (as varied and supplemented by the supplemental share sale agreements to cater for the revisions to certain terms and conditions of the Proposed Acquisition of CPB) are set out as follows and in section 5.3.3 of this Circular:-

(i) It is proposed that the ACB Group sells its 59.47% equity interest in CPB comprising 207,209,445 CPB Shares (held through ACB (518,222 CPB Shares), AKR (95,492,556 CPB Shares), Ambang Jaya (73,501,000 CPB Shares), Parkson (30,993,667 CPB Shares) and Umatrac (6,704,000 CPB Shares)) to LLB and AMSB for a total purchase consideration of RM201.50 million.

(ii) The purchase consideration of RM201.50 million would be satisfied by netting off existing Inter-PLC Debts owing by the ACB Group to LLB and AMSB. However, the value of Inter-PLC Debts deemed settled via netting off of assets shall be RM243.38 million after taking into account the Cash Yield Adjustment. The amounts of debt to be netted off pursuant to the Proposed Acquisition of CPB between the ACB Group with LLB and AMSB are RM68.15 million and RM175.23 million respectively

Further details on the netting off of Inter-PLC Debts for the Proposed Acquisition of CPB is set out in Section 5.6 of this Circular and the detailed explanations on the Cash Yield Adjustment is set out in Appendix X.

(iii) The CPB Shares to be acquired by LLB and AMSB shall be free from all liens, claims, charges, encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the Proposed Acquisition of CPB.

(iv) The Proposed Acquisition of CPB forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Acquisition of CPB is a related party transaction. The names of the Directors of LLB, substantial shareholders and persons connected to them who are interested in the Proposed Acquisition of CPB are set out in Section 12 of this Circular.

5.3.3 Basis of Purchase Consideration

The purchase consideration of RM201.50 million or approximately RM0.97 per CPB Share for the 59.47% equity interest in CPB was arrived at based on a willing buyer-willing seller basis after taking into consideration, *inter alia*, the adjusted consolidated NTA per CPB Share and the market prices of CPB Shares. Whilst your Board noted that the agreed purchase consideration represents a premium of 213% over the weighted average price of CPB Shares for the 5 Market Days up to 3 October 2001 (being the latest practicable date prior to the announcement of the revised Proposed GWRS on 8 October 2001) of RM0.31 per CPB Share, the said purchase consideration agreed to by your Board reflects a discount of approximately 40% to the estimated consolidated NTA of CPB as at 31 December 2001 of RM564.68 million after adjusting for the relevant Principal Waived by the CPB Group for the amount owing by the ACB Group and the LLB Group to the CPB Group of RM9 million.

For information purposes, the RM0.97 per CPB Share represents a premium of 98% over the weighted average price of CPB Shares for the 5 Market Days up to 6 January 2003 (being the latest practicable date prior to the printing of this Circular) of RM0.49 per CPB Share.

5.3.4 Rationale

The Proposed Acquisition of CPB would provide the LLB Group with an avenue to expand its future earnings base. In addition, it would enable the LLB Group to recover approximately RM0.2 billion of the RM1.3 billion owing by the ACB Group to the LLB Group.

5.3.5 Mandatory General Offer

Pursuant to the Proposed Acquisition of CPB, LLB and the persons acting in concert with it would be obliged to undertake a mandatory general offer for all the remaining CPB Shares not already owned by them after the Proposed Acquisition of CPB pursuant to Rule 6 of the Code.

However, LLB and the persons acting in concert with it have sought a waiver from the SC under Practice Note 2.9.7 of the Code from the aforesaid obligation. The Proposed Acquisition of CPB shall only proceed to completion if the aforesaid waiver sought is granted and the decision from the SC is currently still pending.

As at the date of this Circular, LLB and AMSB do not hold any CPB Shares whether directly or indirectly. Following the Proposed Acquisition of CPB, the 59.47% equity interest in CPB would be held by LLB and AMSB in the proportion of 28% and 72% respectively and as such the effective equity interest of LLB and AMSB in CPB would be 16.65% and 42.82% respectively.

5.3.6 Information on vendors

Information on the vendors of CPB as at 25 November 2002 is set out below:

Vendors	Principal activities	Board of Directors and % held	Substantial shareholders and % held
AKR	Property development and investment holding	• DAC (Direct-Nil; Indirect-100%) • Ong Kek Seng (Direct-Nil; Indirect-Nil) • Liew Choon Yick (Direct-Nil; Indirect-Nil)	• ACB (Direct-70%; Indirect-Nil) • Horizon Towers (Direct-30%; Indirect-Nil)
Ambang Jaya	Investment holding @	• Wang Wing Ying (Direct-Nil; Indirect-Nil) • Chan Yu Chin (Direct-Nil; Indirect-Nil)	• ACB (Direct-100%; Indirect-Nil)
ACB	Investment holding ^	• Jen (B) Tan Sri Dato' Zain Hashim (Direct-Nil; Indirect-Nil) • Pee Kang Seng @ Lim Kang Seng (Direct-Nil; Indirect-Nil) • TSWC (Direct-Nil; Indirect-36.97%) • Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim (Direct-Nil; Indirect-Nil) • Munajat bin Idris (Direct-Nil; Indirect-Nil) • M Chareon Sae Tang @ Tan Whye Aun (Direct-Nil; Indirect-Nil) • Tan Siak Tee (Direct-0.004%; Indirect-Nil)	• TSWC (Direct-Nil; Indirect-36.97%) • LRPL (Direct-Nil; Indirect-35.56%) • DAC (Direct-0.03%; Indirect-35.70%) • Lancaster (Direct-0.25%; Indirect-35.36%) • Utara Enterprise (Direct-Nil; Indirect-35.36%) • WCSB (Direct-0.60%; Indirect-35.36%) • LHSB (Direct-Negligible; Indirect-35.36%) • Happyvest (Direct-0.05%; Indirect-35.29%) • Mirzan bin Mahathir (Direct-Nil; Indirect-29.37%) • Peringkat Prestasi (Direct-Nil; Indirect-29.37%) • LTAT (Direct-21%; Indirect-Nil) • Limpahjaya (Direct-10.01%; Indirect-Nil) • LCB (Direct-19.35%; Indirect-10.01%)
Parkson	Operation of departmental stores	• TSWC (Direct-Nil; Indirect-100%) • Cheng Yoong Choong (Direct- Nil; Indirect-Nil) • Pee Kang Seng @ Lim Kang Seng (Direct-Nil; Indirect-Nil)	• Timuriang (Direct-100%; Indirect-Nil)
Umatrac	Investment holding +	• Lee Whay Keong (Direct-Nil; Indirect-Nil) • Cheng Sin Yeng (Direct-Nil; Indirect-Nil)	• Timuriang (Direct-100%; Indirect-Nil)

Notes:

@ Ambang Jaya's subsidiaries are principally involved in (i) retailing, food and beverage and entertainment business in the PRC; (ii) operation of a hotel in the PRC; and (iii) securities trading in Hong Kong SAR

^ Please refer to Appendix II(c) for further information on the principal activities of the ACB Group's subsidiaries

+ Umatrac's subsidiaries are principally involved in (i) property investment; (ii) manufacture and sale of tyres, rubber compounds and other related rubber products; (iii) sale and distribution of steel products; and (iv) property development

5.4 Proposed Divestment of Avenel

5.4.1 Information on Avenel

Please refer to Appendix III(a) for information on Avenel.

Avenel recorded an audited consolidated LAT and MI of RM91.9 million for the FYE 30 June 2002 and its audited consolidated NTL as at 30 June 2002 was RM445.8 million. For the quarter ended 30 September 2002, Avenel recorded an unaudited consolidated LAT and MI of RM17.7 million and its unaudited consolidated NTL as at 30 September 2002 was RM462.3 million.

For information purposes only, the carrying cost of LLB's 25% equity interest in Avenel as at 30 June 2002 has been fully written down to zero whilst the original cost of investment for the Avenel Shares, which were acquired in October 1994 is RM25 million. LLB's expected loss on the Proposed Divestment of Avenel is RM122 million. This is due to the consideration payable by LLB to ACB of RM122.05 million arising from the Proposed Divestment of Avenel as particularised under Section 5.4.3 of this Circular.

5.4.2 Terms and Conditions

A conditional share sale agreement and supplemental share sale agreements were entered into between LLB and ACB on 5 July 2000, 19 October 2000, 8 October 2001 and 26 March 2002 respectively for the Proposed Divestment of Avenel. The salient terms and conditions of the aforesaid conditional share sale agreement (as varied and supplemented by the supplemental share sale agreements to cater for the revisions to certain terms and conditions of the Proposed Divestment of Avenel) are set out as follows and in section 5.4.3 of this Circular:-

(a) It is proposed that LLB divests its entire 25% equity interest in Avenel comprising 25 million Avenel Shares to ACB for a sale consideration of RM122.05 million.

(b) The payment consideration of RM122.05 million would be satisfied by netting off existing Inter-PLC Debts owing by the ACB Group to LLB. However, the value of Inter-PLC Debts deemed settled via netting off assets shall be RM147.41 million after taking into account the Cash Yield Adjustment.

    Further details on the netting off of Inter-PLC Debts for the Proposed Divestment of Avenel are set out in Section 5.6 of this Circular and the detailed explanation on the Cash Yield Adjustment is set out in Appendix X.

(c) The Avenel Shares to be divested by LLB shall be free from liens, claims, charges and encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the Proposed Divestment of Avenel.

(d) The Proposed Divestment of Avenel forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Divestment of Avenel is a related party transaction. The names of the Directors of LLB, substantial shareholders and persons connected to them who are interested in the Proposed Divestment of Avenel are set out in Section 12 of this Circular.

5.4.3 Basis of Payment Consideration

LLB, together with other shareholders of Avenel, namely ACB and AMB (which own 55% and 20% equity interests in Avenel respectively), have previously given their undertakings to provide funds to Avenel and to indemnify the losses incurred by third party security providers ("Security Providers") arising from the disposal of the Security Providers' assets pledged to Avenel's lenders for certain debts of Avenel up to the proportion of their respective shareholdings in Avenel ("Shareholders' Undertakings and Indemnities").

Simultaneous with the Proposed Divestment of Avenel, LLB's obligation under the Shareholders' Undertakings and Indemnities is deemed to be crystallised and LLB shall be obliged to pay ACB RM122.05 million.

The details on the bank/party to which undertaking is given together with the name of Security Providers and the original loan/indemnity amount by ACB, LLB and AMB are set out as follows:

Bank/Party to which the undertaking was given	Name of Security Providers	Original Loan / Indemnity Amount by ACB, LLB and AMB
Avenel (assigned to Development Bank of Singapore Ltd)	1. Umatrac 2. Ambang Jaya 3. AKR 4. Henrietta Rubber Estate Ltd 5. Segamat Land Bhd 6. Andalas Development Sdn Bhd 7. Aquabio Holdings Sdn Bhd 8. The Brooklands Selangor Rubber Company Ltd 9. The Lenggang Rubber Company Ltd 10. Chembong Malay Rubber Company (1920) Ltd (All the above companies are subsidiary companies of ACB)	USD200 million
AmInternational (L) Ltd (formerly under the account of AMMB International (L) Ltd)	1. Umatrac 2. Ambang Jaya 3. Lion Plaza	RM100 million

As at 25 November 2002, LLB has not provided any funds pursuant to the Shareholders' Undertakings and Indemnities.

The proposed payment of RM122.05 million represents LLB's share of 25% of Avenel's estimated unaudited net liabilities as at 31 December 2001 after restating Avenel's original cost of investment in Posim (which in turn was arrived at based on a discounted cash flow valuation of the future cash flows of SFI, the principal asset of Posim, plus the net value of Posim's residual assets) as follows:-

	RM'million
Posim's share of 97.78% [1] of the value of SFI [2]	499.66
Unaudited net asset value of Posim's residual assets (excluding SFI) [3]	97.00
Adjusted cost of investment in Posim (A)	596.66
Avenel's share of 83.70% [4] of adjusted cost of investment in Posim (83.70% x (A))	499.42
Less : Avenel debts for which undertakings have been given by AMB, LLB and ACB	(987.60)
Avenel's estimated unaudited net liabilities as at 31 December 2001 (B)	(488.18)
LLB's share of 25% of Avenel's estimated unaudited net liabilities as at 31 December 2001 (25% x (B))	122.05

Notes:

1. As at 25 November 2002, Posim holds 752.53 million ordinary shares of RM1.00 each and 7,525.32 million ordinary shares of RM0.10 each in SFI (representing 97.78% of the share capital of SFI).

2. The value of SFI is estimated to be RM511.01 million, which was arrived at based on the discounted cash flow method, by discounting the future cash flow projections of SFI for an 11-year period ending 30 June 2011 (including an assumed terminal value of RM112 million) as determined by your Board at a rate of 14.3% (which was negotiated on a willing buyer-willing seller basis) and after netting off SFI's unaudited outstanding debts as at 31 July 2001 of RM20.27 million.

3. Represents the estimated unaudited net asset value of Posim's residual assets (excluding SFI) as at 30 June 2001 (after adjusting for the Principal Waived by Posim of RM11 million in relation to the Inter-PLC Debt owing by the ACB Group to Posim).

4. As at 25 November 2002, Avenel holds 170,097,271 Posim Shares, representing 83.70% of the share capital of Posim.

As the payment consideration of RM122.05 million would be satisfied by netting off existing Inter-PLC Debts owing by ACB to the LLB Group, the value of Inter-PLC Debts deemed settled via netting off assets shall be RM147.41 million after taking into account the Cash Yield Adjustment. Further details on the netting off of Inter-PLC Debts owing by the ACB Group to the LLB Group of RM147.41 million is as set out in Section 5.6 of this Circular and the detailed explanation on the Cash Yield Adjustment is set out in Appendix X.

5.4.4 Rationale

The Proposed Divestment of Avenel is an integral part of an overall proposal to recognise the obligations of LLB and AMB under the Shareholders' Undertakings and Indemnities. In addition, the Proposed Divestment of Avenel would streamline the shareholding structure of Avenel, prior to the proposed disposal by Avenel of its entire 83.7% equity interest in Posim (Avenel's principal asset) to the LLB Group.

5.4.5 Information on Purchaser

The purchaser of Avenel is ACB. Please refer to Appendix II(c) for further information on ACB.

5.5 Proposed Divestment of Lion Plaza

5.5.1 Information on Lion Plaza

Please refer to Appendix III(b)(i) for information on Lion Plaza including details on its property.

Lion Plaza's audited LAT for the FYE 30 June 2002 was RM0.2 million and its audited NTA as at 30 June 2002 was RM2.4 million. For the quarter ended 30 September 2002, Lion Plaza recorded an unaudited LAT of RM0.03 million and its unaudited NTA as at 30 September 2002 was RM2.3 million.

For information purposes only, the carrying value of the Lion Plaza Shares as recorded in the audited accounts of LLB as at 30 June 2002 is RM14.7 million. The original total cost of investment of Lion Plaza to LLB which was made on 28 September 1994 was RM14.7 million. LLB's expected loss on the Proposed Divestment of Lion Plaza is RM17 million.

5.5.2 Terms and Conditions

A conditional share sale agreement dated 19 October 2000 and supplemental share sale agreements dated 8 October 2001, 3 September 2002 and 7 January 2003 were entered into between LLB and Akurjaya in respect of the Proposed Divestment of Lion Plaza. The salient terms and conditions of the aforesaid conditional share sale agreement (as varied and supplemented by the supplemental share sale agreements to cater for the revisions to certain terms and conditions of the Proposed Divestment of Lion Plaza) are set out as follows and in sections 5.5.3 and 5.5.6 of this Circular:-

(i) It is proposed that ACB through Akurjaya would acquire the entire issued and fully paid-up share capital of Lion Plaza comprising 3,418,860 Lion Plaza Shares from LLB for a total purchase consideration of RM35.66 million.

(ii) The sale consideration of RM35.66 million shall be settled by RM0.76 million upfront cash payment and the issuance of RM34.90 million ACB Bonds together with up to 1.48 million detachable new ACB Shares as equity-kicker credited as fully paid-up to LLB.

(iii) The Lion Plaza Shares will be divested by LLB free from liens, claims, charges and encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the Proposed Divestment of Lion Plaza.

(iv) The Proposed Divestment of Lion Plaza forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Divestment of Lion Plaza is a related party transaction. The names of the Directors of LLB, substantial shareholders and persons connected to them who are interested in the Proposed Divestment of Lion Plaza are set out in Section 12 of this Circular.

5.5.3 Basis of Sale Consideration

The sale consideration of RM35.66 million was arrived at on a willing buyer-willing seller basis and represents approximately the proforma unaudited NTA of Lion Plaza as at 30 June 2001 after adjusting for, *inter alia*, the open market value of the property held by Lion Plaza as at 31 July 2001 of RM35.9 million, as assessed by C H Williams Talhar & Wong Sdn Bhd, an independent professional valuer, on 31 July 2001 using the comparison method and the residual methods and adjustments for liabilities of RM8.6 million (consisting of non-FI creditors who will be addressed by way of debt to equity conversion) to be assumed by LLB.

A copy of the valuation letter is enclosed in Appendix III(b)(ii).

5.5.4 Rationale

Lion Plaza is a wholly-owned subsidiary of LLB. Lion Plaza's principal asset is a piece of vacant freehold development land which is located along Jalan Raja Chulan, Kuala Lumpur ("Lion Plaza Land"). Further details on the Lion Plaza Land are set out in Section 6 of Appendix III(b)(i). The Lion Plaza Land is currently pledged to a lender of Avenel, a 55% owned subsidiary company of ACB. The Proposed Divestment of Lion Plaza is to put in place a position where the Lion Plaza Land is provided as security by a wholly-owned subsidiary of ACB for a loan granted to another wholly-owned subsidiary of ACB.

As stated above, the sale consideration of RM35.66 million shall be settled by RM0.76 million upfront cash payment and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) ACB Bonds together with up to 1.48 million detachable new ACB Shares as equity-kicker shares credited as fully paid-up to LLB. The RM0.76 million upfront cash payment payable to the LLB on the Issue Date would subsequently be utilised by LLB to repay the LLB Scheme Creditors. The RM34.90 million in net present value (RM53.52 million in nominal amount) ACB Bonds issued to LLB would be held until their maturity and their yearly redemption proceeds would subsequently be

utilised by LLB to repay the LLB Scheme Creditors. The summary of the principal terms and conditions of the ACB Bonds are set out in Appendix XI(d).

5.5.5 Information on Purchaser

Information on the purchaser as at 25 November 2002 is as follows:

Name	Issued and fully paid-up share capital	Principal activities	Board of Directors and % held	Substantial shareholders and % held
Akurjaya	RM63.5 million	Investment holding, plantation management and property development	• Lee Whay Keong (Direct-Nil; Indirect-Nil) • Liew Choon Yick (Direct-Nil; Indirect-Nil)	• ACB (Direct-70%; Indirect-Nil) • Horizon Towers (Direct-30%; Indirect-Nil)

5.5.6 Undertaking by Akurjaya

As at 25 November 2002, there are several Items of Concern affecting the joint-venture operations of the ACB Group in the PRC which have yet to be resolved. The resolution of the Items of Concern has been incorporated as a condition precedent to the completion of the Proposed Divestment of Lion Plaza, as shares of ACB (which is the holding company of the PRC companies which are the subject matter of the Items of Concern) are proposed to be issued to LLB as equity-kicker shares to be attached to the ACB Bonds.

The SC has, *vide* its letter dated 9 July 2002 approving the Proposed LLB Scheme, imposed a condition that the Items of Concern must be resolved prior to the implementation of the Proposed GWRS. However, the SC subsequently waived the aforesaid requirement *vide* its letter dated 1 October 2002 following an appeal submitted by LLB. In compliance with the SC's condition for the said waiver, an undertaking has been furnished by Akurjaya pursuant to the supplemental share sale agreement dated 7 January 2003 in favour of LLB whereby Akurjaya shall indemnify LLB of all costs and losses incurred by as a result of the Items of Concern not being resolved prior to the implementation of the Proposed LLB Scheme. In this regards, any costs and losses incurred within 24 months from the date of implementation of the Proposed LLB Scheme must be settled by Akurjaya immediately when such cost and losses are incurred by LLB. In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed LLB Scheme, Akurjaya must immediately indemnify LLB of all potential costs and losses to be incurred by the Affected Party in the future, as a result of the non-resolution of the Items of Concern.

Akurjaya is required to take all necessary steps and endeavour to resolve the Items of Concern the soonest possible. A summary of the Items of Concern and the steps which have been/will be taken by the Directors of Akurjaya to resolve the Items of Concern are set out in Appendix XV.

5.6 Proposed Settlement of Inter-PLC Debts

As part of the Proposed Debt Restructuring Exercise for the LLB Group (which is set out in Section 6 of this Circular), it is proposed that LLB would settle the Inter-PLC Debts with other PLC Groups. Consistent with the Principal Waived for the LLB Group FI Lenders, it is proposed that a principal portion of the Inter-PLC Debts owing by/to the LLB Scheme Companies be waived as well. The quantum of the Inter-PLC Debts to be waived shall be calculated in the manner set out in Appendix X.

Further details on the Inter-PLC Debts owing by/to the LLB Scheme Companies are particularised in Appendix VIII. The Further Sum therein is based on the position as at 30 December 2001. Should there be any further payment subsequent to 31 December 2001 up to the Unconditional Date in respect of the Inter-PLC Debts, the Further Sum would be increased by the same value and the Adjusted Applicable Debts would correspondingly be reduced.

It is proposed that LLB shall settle the Inter-PLC Debts with other PLC Groups as follows:

a) Settlement with the ACB Group

The considerations for the transactions as detailed in Sections 5.2 to 5.4 of this Circular are proposed to be netted off against Inter-PLC Debts between the ACB Group and the restructured LLB Group (which would include 83.7% equity interest in Posim) as follows:

Consideration payable by the LLB Group to the ACB Group	LLB RM 'million	AMSB RM 'million	Total RM 'million
To Avenel for the Proposed Acquisition of Posim	168.91	434.31	603.22
To the ACB Group for the Proposed Acquisition of CPB	68.15	175.23	243.38
To ACB for the Proposed Divestment of Avenel	147.41	-	147.41
To the ACB Group to settle the Acquisition of Antara on the LLB Group's behalf *	-	130.72	130.72
Total consideration payable by the LLB Group (A)	384.47	740.26	1,124.73

Note:

* On 13 February 2001, AMSB, ACB and AKR entered into a Conditional Exchange of Asset Agreement ("CEAA") with JCorp for the Acquisition of Antara. The purchase consideration of RM108.23 million payable pursuant to the Acquisition of Antara was to be satisfied by AMSB procuring (i) ACB to transfer the Lion Gateway Parade Sdn Bhd ("LGP") Shares to JCorp and assign to JCorp all sums owing by LGP to ACB for a total consideration of RM90.98 million; and (ii) a cash payment to be made by AKR to JCorp of RM17.25 million. The purchase consideration would be satisfied by netting off the existing Inter-PLC Debts owing by ACB to AMSB. As the purchase consideration of RM108.23 million would be satisfied by netting off the existing Inter-PLC Debts owing by ACB to AMSB, the value of Inter-PLC Debts deemed settled via netting off assets shall be RM130.72 million after taking into account the Cash Yield Adjustment. The detailed explanation on the Cash Yield Adjustment is set out in Appendix X.

LGP was incorporated in Malaysia on 26 July 1986 under the name of Dagangtani Sdn Bhd and assumed its present name on 29 August 1997. LGP was a wholly-owned subsidiary company of ACB and was principally a property contractor and developer.

Further details on the Acquisition of Antara are particularised in the circular to the shareholders of LLB dated 13 March 2002. For information purposes only, the Acquisition of Antara was approved by LLB shareholders on 28 March 2002 and was completed on 10 September 2002.

Although AMSB's Inter PLC Debts are addressed pursuant to the Proposed GWRS, its debts to FI lenders and non-FI creditors, which are not owing by the ACB Group, are addressed separately under its own entity debt restructuring scheme.

Outstanding Inter-PLC Debts owing by the ACB Group to the LLB Group	LLB RM 'million	AMSB RM 'million	Total RM 'million
Owing by the ACB Group to the LLB Group as at 31 December 2001 #	400.00	811.00	1,211.00
Owing by the ACB Group to the Posim Group (which will be part of the restructured LLB Group) #	25.76	66.24	92.00
Total Net Inter-PLC Debts owing by the ACB Group (B)	425.76	877.24	1,303.00
Difference between (B) and (A)	41.29	136.98	178.27
New Inter-PLC Debts arising from Proposed Divestment of Lion Plaza by LLB	35.66	-	35.66

Note:

The names of the companies within the LLB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix VIII of this Circular.

Following the above, it is proposed that LLB and AMSB receive in aggregate RM0.44 million upfront cash payment, RM32.93 million in net present value (RM45.69 million in nominal amount) of ACB Bonds together with 1.78 million detachable new ACB Shares as equity-kicker shares credited as fully paid-up and 144.90 million new ACB Shares at an issue price of RM1.00 per ACB Share to settle Inter-PLC Debts owing by the ACB Group to the LLB Group of RM178.27 million.

For the new Inter-PLC Debts arising from the Proposed Divestment of Lion Plaza owing by the ACB Group to LLB, it is proposed that LLB receives RM0.76 million upfront cash payment and RM34.90 million in net present value (RM53.52 million in nominal amount) of ACB Bonds together with 1.48 million detachable new ACB Shares as equity-kicker shares credited as fully paid-up.

The total RM1.20 million upfront cash payment payable to LLB and AMSB on the Issue Date would be utilised by LLB to support the redemption/repayment of the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts and by AMSB to repay its Scheme Creditors. The RM67.83 million in net present value (RM99.21 million in nominal amount) of ACB Bonds issued to LLB and AMSB would be held until their maturity and their yearly redemption proceeds would subsequently be utilised by LLB and AMSB to repay their respective Scheme Creditors. The summary of the principal terms and conditions of the ACB Bonds are set out in Appendix XI(d).

The issue price of the new ACB Shares of RM1.00 each represents the par value of the ACB Shares after the Proposed Capital Reconstruction for ACB. For illustrative purposes only, the RM1.00 per ACB Shares approximately 108% premium over the theoretical market price of the ACB Shares of RM0.48 (calculated based on the weighted average price of ACB Shares for the 5 days up to 16 July 2002, being the price-fixing date and after adjusting for the Proposed Capital Reconstruction for ACB). The price-fixing date for the ACB Shares has been determined and announced on 19 July 2002 by the Directors of ACB after SC's approval for the Proposed ACB Scheme.

All the new ACB Shares to be issued to the LLB Group which would be listed on the KLSE and issued after the Proposed Capital Reconstruction for ACB, shall rank *pari passu* in all respects with the existing ACB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new ACB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

It is the intention of your Board to divest the 148.16 million new ACB Shares receivable from ACB and to apply such sale proceeds to redeem/repay the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts and to repay AMSB's scheme creditors.

The names of the companies within the ACB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix VIII of this Circular.

The LLB Group's estimated loss from the above-mentioned settlement of Inter-PLC Debts is RM210 million, which represents the Principal Waived by the LLB Group (including AMSB).

(b) Settlement with the AMB Group

As at 31 December 2001, there was a net Inter-PLC Debt of RM187 million owing by the AMB Group to AMSB and RM53 million owing by the LLB Group (after netting off an Inter-PLC Debt owing by the Posim Group, part of the restructured LLB Group, of RM2 million) to the AMB Group. Therefore, the net Inter-PLC Debts between the LLB Group and the AMB Group is RM134 million. As the aforesaid net Inter-PLC Debts of RM134 million is arrived at after including the RM2 million owing by the Posim Group to the AMB Group, the AMB Group shall assign its rights to receive RM2 million owing by the Posim Group to the LLB Group.

It is proposed that AMSB (which forms part of the LLB Group) receives RM5.79 million upfront cash payment, RM114.81 million in net present value (RM147.12 million in nominal amount) of AMB Bonds together with 4.65 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up, 6.7 million RCCPS to be issued by AMB at an issue price of RM1.00 per RCCPS and 6.7 million new AMB Shares at RM1.00 per AMB Share to settle Inter-PLC Debts owing by the AMB Group to the LLB Group of RM134 million.

Further, LLB will pay RM0.02 million upfront cash and issue RM52.98 million in net present value (RM69.04 million in nominal amount) LLB Bonds together with 1.91 million detachable new LLB Shares as equity-kicker shares credited as fully paid-up to AMSB or its nominees to settle the intra-company debts owing by LLB to AMSB pursuant to the settlement of the Inter-PLC Debts with the AMB Group.

The aggregate RM5.81 million upfront cash payment payable to AMSB by AMB and LLB on the Issue Date would be utilised by AMSB to repay its scheme creditors. The RM114.81 million in net present value (RM147.12 million in nominal amount) of AMB Bonds would be held until their maturity and their yearly redemption proceeds would subsequently be utilised by AMSB to repay its scheme creditors. The summary of the principal terms and conditions of the AMB Bonds and LLB Bonds are set out in Appendices XI(e) and XI(a).

The issue price of the new AMB Shares of RM1.00 each represents the par value of the AMB Shares after the Proposed Capital Reconstruction for AMB. For illustrative purposes only, the RM1.00 per AMB Shares represents a 203% premium over the theoretical market price of the AMB Shares of RM0.33 (calculated based on the weighted average price of the AMB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date, of RM0.10 and after adjusting for the Proposed Capital Reconstruction for AMB). The price-fixing date for the AMB Shares has been determined and announced on 19 July 2002 by the Directors of AMB after SC's approval for the Proposed AMB Scheme.

All the new AMB Shares to be issued to the LLB Group which would be listed on the KLSE and issued after the Proposed Capital Reconstruction for AMB, shall rank *pari passu* in all respects with the existing AMB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new AMB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

It is the intention of the Board of AMSB to divest the 6.7 million new AMB Shares (representing 2.0% of the enlarged share capital of AMB after the Proposed AMB Scheme before the RCCPS conversion) and 6.7 million RCCPS (representing 20.8% of the total RCCPS issued by AMB) receivable from AMB and to apply such sale proceeds to repay AMSB's scheme creditors.

The RCCPS to be issued to AMSB shall have the same governing terms and conditions with the RCCPS to be issued to the AMB Group FI Lenders under the Proposed Debt Restructuring Exercise for the AMB Group. The summary of the principal terms and conditions of the RCCPS is set out in Appendix XI(f).

The names of the companies within the AMB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix VIII of this Circular.

The LLB Group's estimated loss from the above-mentioned settlement of Inter-PLC Debts is RM25 million, which represents the Principal Waived by the LLB Group.

(c) Settlement with the CPB Group

The LLB Group would pay RM0.01 million upfront cash payment and the balance via the issuance of RM21.99 million in net present value (RM28.66 million in nominal amount) of LLB Bonds together with 0.79 million detachable new LLB Shares as equity-kicker shares credited as fully paid-up to settle Inter-PLC Debts owing by the LLB Group to the CPB Group of RM22 million to CPB or its nominees. The summary of the principal terms and conditions of the LLB Bonds are set out in Appendix XI(a).

The RM0.01 million upfront cash payment shall be payable to the CPB Group on the Issue Date. The aforesaid upfront cash repayment is expected to be repaid from (i) net divestment proceeds from the Proposed Divestment Programme for the LLB Group; and (ii) proceeds from the redemption of ACB Bonds at the Issue Date.

The names of the companies within the CPB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix VIII of this Circular.

The LLB Group's estimated gain from the above-mentioned settlement of Inter-PLC Debts is RM4 million, which represents the Principal Waived by the CPB Group.

(d) Settlement with the LCB Group

The LLB Group would issue 131 million new LLB Shares at an issue price of RM1.00 per LLB Share to the LCB Group to settle Inter-PLC Debts owing by the LLB Group to the LCB Group of RM131 million.

The 131 million new LLB Shares to be issued to the LCB Group as debt to equity conversion would represent 19.2% of the enlarged share capital of LLB after the Proposed LLB Scheme.

The names of the companies within the LCB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix VIII of this Circular.

The LLB Group's estimated gain from the above-mentioned settlement of Inter-PLC Debts is RM15 million, which represents the Principal Waived by the LCB Group.

5.7 Cash YTM of Bonds received to settle disposal consideration

At the time of announcement of the Proposed GWRS in July 2000, the cash YTM of the Class B ACB Bonds to be received by LLB to settle the disposal considerations for the Proposed Divestment of Lion Plaza was fixed at the rate applicable to the then Class B ACB Bonds issued for the Proposed Debt Restructuring Exercise for the ACB Group of 7.75%. However, subsequent to the announcement of the Proposed GWRS in July 2000, changes in operating conditions necessitated adjustments to be made to the structure and terms of the Proposed GWRS announced on 5 July 2000 including a reduction in the cash YTM applicable to the other Class B ACB Bonds issued for the Proposed Debt Restructuring Exercise for the ACB Group.

Whilst the ACB Bonds to be received by LLB to settle the disposal considerations for the Proposed Divestment of Lion Plaza shall be issued with the same governing terms and condition and shall rank *pari passu* with other Class B ACB Bonds issued for the Proposed Debt Restructuring Exercise for the ACB Group, they shall carry a cash YTM of 7.75% as opposed to the lower cash YTM of 4.75% applicable to the Class B ACB Bonds issued for the Proposed Debt Restructuring Exercise for the ACB Group.

5.8 Proposed Divestment Programme

Your Board has identified assets for divestment under the LLB Group based on its revised corporate plans after taking into account the changed business and economic conditions and critically assessing the performance and outlook of the LLB Group's current operations.

The LLB Group has been identified to focus on steel products business, forest products businesses and beer brewing business after the Proposed LLB Scheme. With this, all other assets and businesses within the LLB Group are regarded by your Board as non-core and peripheral assets and would be considered for divestment.

It is proposed that the LLB Group divests its non-core and peripheral assets and businesses amounting to an estimated RM541.2 million (in terms of aggregate net divestment proceeds) which was derived after taking into consideration the estimated unaudited NTA or audited NTA if available, net book value, cost of investment, open market value, transacted value of similar assets or earnings of the assets and businesses to be divested, as the case may be. The Proposed Divestment Programme for the LLB Group was first initiated in 1998 and is expected to continue to be carried out progressively over a period of approximately 4 years up to 2006. The divestment proceeds shall be dedicated for the Proposed Debt Restructuring Exercise for the LLB Group.

As at 25 November 2002, the status of the proposed divestment of non-core assets by the LLB Group is set out below:

		RM 'million
(a)	Buyers already identified and agreement signed	31.7
(b)	Buyers have not yet been identified	509.5
	Total	541.2

Further details on the assets identified under the Proposed Divestment Programme for the LLB Group are as follows:-

List of divestment assets by category	Estimated Proceeds Committed to the Proposed LLB Scheme * Malaysia RM 'million	Overseas RM 'million Equivalent	Total RM 'million
Properties and Property Related Investments			
Freehold land			
1 plot of residential land totalling 28.34 acres	7.3	-	7.3
1 plot of commercial land totalling 70.8 acres	28.5	-	28.5
	35.8	-	35.8
Leasehold land			
1 plot of industrial land totalling 375,132 sq m	92.2	-	92.2
Other Properties			
Shoplots in Parades and shopping centre	184.3	-	184.3
Office block	12.6	-	12.6
12 factories and 1 apartment	-	5.1	5.1
	196.9	5.1	202.0
Listed Shares			
Shares in financial services company	2.5	-	2.5

List of divestment assets by category	Estimated Proceeds Committed to the Proposed LLB Scheme *		
	Malaysia RM 'million	Overseas RM 'million Equivalent	Total RM 'million
Other Assets, Investments and Businesses			
Unlisted shares in pharmaceutical company	-	24.6	24.6
Unlisted shares in chemical company	-	4.5	4.5
Unlisted shares in 3 automotive companies	-	95.1	95.1
Unlisted shares in plastics manufacturing company	-	9.1	9.1
Unlisted shares in commercial property company	-	31.8	31.8
Unlisted preference shares in manufacturing company	43.6	-	43.6
	43.6	165.1	208.7
Grand Total	**371.0**	**170.2**	**541.2**

Note:

* This represents the expected net divestment proceeds after netting off against, *inter-alia,* the expected disposal costs and tax provision

The information on the buyers and non-core assets of RM31.7 million are as follows:

	Buyers	Description of assets	RM 'million
(a)	Hubei Zenith Group Co Ltd	Disposal of 30% equity interest in Hubei Zenith Heilen Pharmaceutical Co Ltd.	2.0
(b)	Tianjin Automotive Industrial (Group) Co Ltd	Disposal of 25% equity interest in Tianjin Huali Motor Co Ltd.	29.4
(c)	Chong Soo Peng	Disposal of 1 unit of shoplot in Klang Parade	0.3
	TOTAL		31.7

Transactions (a) and (b) have been completed in July 2000 and June 2001 respectively whilst transaction (c) is expected to be completed in March 2003. The proceeds from the above divestments would be utilised to repay LLB Scheme Creditors.

As and when the buyers for the remaining non-core and peripheral assets and businesses are identified and have entered into the necessary agreements with the LLB Group, necessary announcements and shareholders' approvals would be sought according to then prevailing Listing Requirements of the KLSE, if required.

For illustrative purposes only, based on the audited consolidated balance sheet of LLB as at 30 June 2002 and on the assumption that the Proposed Divestment Programme is effected as at that date, your Board estimates that the Proposed Divestment Programme would result in an estimated net gain of approximately RM10 million to the LLB Group.

5.9 Pricing basis and Ranking of LLB Shares

The issue price of the new LLB Shares to be issued as consideration for the following transactions:

(a) settlement of Inter-PLC Debts owing by the LLB Group to the LCB Group;

(b) equity kickers to the LLB Group Scheme Creditors and to settle intra-company indebtedness owing by LLB to AMSB attached to the LLB Bonds and the LLB-SPV Consolidated and Rescheduled Debts; and

(c) settlement with the LLB Group Non-FI Creditors

is fixed at RM1.00, which represents the par value of LLB Shares. For illustrative purposes only, the issue price of the new LLB Shares of RM1.00 represents a 146% premium over the theoretical market price of the LLB Shares of RM0.4065 (calculated based on the weighted average price of LLB Shares for the 5 Market Days up to 16 July 2002, the price fixing date, of RM0.3049 after adjusting for the Proposed Capital Reconstruction for LLB according to the formula set out in Section 5.1 of this Circular. The price fixing date of LLB Shares has been determined and announced by your Board on 19 July 2002 after the receipt of the SC's approval for the Proposed LLB Scheme.

All the new LLB Shares to be issued pursuant to the Proposed Corporate Restructuring Exercise and the Proposed Debts Restructuring Exercise for the LLB Group which would be listed on the KLSE and issued after the Proposed Capital Reconstruction for LLB, shall rank *pari passu* in all respects with the existing LLB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new LLB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

5.10 Prescribed Security

The KLSE has already prescribed the securities of LLB on the Main Board of the KLSE to be deposited with the MCD. Pursuant to Section 29 of the Securities Industry (Central Depository) Act, 1991, all dealings in LLB Shares will be by book entries through CDS accounts.

The new LLB Shares to be issued pursuant to the transactions as described in Section 5.9 of this Circular will be credited directly into the CDS accounts of the respective recipients. LLB would (i) make an application to the KLSE for the listing of and quotation for the aforesaid LLB Shares and (ii) within 10 Market Days from the Issue Date, despatch notices of allotment to the recipients.

5.11 Take-over Implications

Proposed General Offer Waiver to the LCB Concert Parties

LCB currently holds 756 LLB Shares or less than 0.01% of the voting share capital of LLB whilst the LCB Concert Parties presently own 58.4% of the voting share capital in LLB (held via the ACB Group, AMB and the TSWC Concert Parties), and upon the completion of the Proposed GWRS, LCB and the LCB Concert Parties will own 41.5% and 44.4% of the enlarged voting share capital of LLB respectively.

Pursuant to Rule 6(1) of the Code, unless exempted by the SC, the LCB Concert Parties will trigger mandatory general offer obligations to acquire all remaining LLB shares not already owned by them upon completion of the Proposed GWRS. An application was submitted to the SC on behalf of the LCB Concert Parties to seek a waiver of the aforesaid obligation under Practice Note 2.9.7 of the Code.

The Proposed LLB Scheme shall only proceed to completion if the aforesaid waiver sought is granted. The decision from the SC on the aforesaid waiver is currently still pending

6. PROPOSED DEBT RESTRUCTURING EXERCISE

6.1 Mode of settlement of the LLB Scheme Creditors

The Proposed Debt Restructuring Exercise for the LLB Group shall involve the following:

Outstanding Principal Amounts denominated in RM

(a) Firstly, the novation of all Outstanding Principal Amounts of the LLB Scheme Companies denominated in RM of RM580.17 million directly to LLB Harta (M) Sdn Bhd, a special purpose company incorporated in Malaysia under the Cos Act and wholly-owned by LLB; and

(b) Thereafter, LLB shall on behalf of LLB Harta (M) Sdn Bhd, settle the Adjusted Applicable Debts (i.e. Outstanding Principal Amounts less the Principal Waived and Further Sum) denominated in RM of RM487.58 million by upfront cash payment and the issuance of LLB Bonds and LLB Shares.

Outstanding Principal Amounts denominated in USD

(a) All Outstanding Principal Amounts of the LLB Scheme Companies (excluding LLB) denominated in USD shall firstly be novated to LLB;

(b) The Outstanding Principal Amounts of the LLB Scheme Companies (including LLB) denominated in USD of USD70.54 million (or equivalent to approximately RM268.05 million) shall subsequently be novated by LLB to LLB-SPV; and

(c) Thereafter, the Adjusted Applicable Debts denominated in USD of USD51.07 million shall be consolidated and rescheduled under LLB-SPV, and be settled by upfront cash payment and the issuance of LLB-SPV Consolidated and Rescheduled Debts and LLB Shares.

The names of the LLB Scheme Companies are set out in Section 6.3 of this Circular, whilst the amount of upfront cash payment, new LLB Shares, LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts to be issued are set out in Section 6.5 of this Circular.

The special purpose vehicles are established for the sole purpose of facilitating the Proposed Debt Restructuring Exercise for the LLB Group and managing the novated Outstanding Principal Amounts.

Further information on the 2 special purpose vehicles are as follows:

	LLB Harta (M) Sdn Bhd	**LLB Harta (L) Limited**
Date of incorporation	20 March 2002	23 April 2002
Authority of incorporation	Cos Act	Offshore Companies Act, 1990
Issued and fully paid-up share capital	RM2	USD1
Principal activities	Managing of debts novated from LLB and certain of its subsidiary companies to LLB Harta (M) Sdn Bhd pursuant to the Proposed Debt Restructuring Exercise for the LLB Group.	Undertaking treasury business to improve the administration and co-ordination of the repayment of loans denominated in USD owing by the LLB Scheme Companies to the LLB Scheme Creditors (excluding LLB Group Non-FI Creditors).
Directors	• Wang Wing Ying • Chang Chee Seng	• DAC • Wang Wing Ying

LLB Group FI Lenders

Following negotiations with the core LLB Group FI Lenders, LLB proposes that the Adjusted Applicable Debts owing to the LLB Group FI Lenders be settled as follows:

(a) For the Secured LLB Scheme Creditors, 0.6% of their Adjusted Applicable Debt amounting to RM85.96 million are proposed to be settled by upfront cash payment amounting to RM0.56 million and the balance 99.4% are proposed to be settled by the issuance of RM85.40 million in net present value (RM94.69 million in nominal amount) of LLB Bonds;

(b) For the Unsecured LLB Scheme Creditors (excluding CG Lenders), 0.04% of their Adjusted Applicable Debt amounting to RM310.56 million are proposed to be settled by upfront cash payment amounting to RM0.13 million and the balance 99.96% are proposed to be settled by the issuance of RM270.51 million in net present value (RM352.54 million in nominal amount) of LLB Bonds (for RM denominated loan) or RM39.92 million in net present value (RM49.96 million in nominal amount) of LLB-SPV Consolidated and Rescheduled Debts (for USD denominated loan); and

(c) The proposed mode of settlement of the Adjusted Applicable Debts owing to the CG Lenders of RM154.2 million is set out in Section 6.8 of this Circular.

Illustration of the settlement of the Adjusted Applicable Debt is set out in Section 6.4 of this Circular.

LLB Group Inter-PLC Creditors

The Adjusted Applicable Debts owing by the LLB Group to the CPB Group are to be settled by 0.04% upfront cash payment, and the balance 99.96% are proposed to be settled by the issuance of LLB Bonds whilst the Adjusted Applicable Debts owing by the LLB Group to the LCB Group is to be wholly settled by the issuance of new LLB Shares.

LLB Group Non-FI Creditors

The LLB Group proposes to settle the amounts owing to the LLB Group Non-FI Creditors as set out in Appendix VIII by way of a debt to equity conversion, by issuing LLB Shares to the LLB Group Non-FI Creditors, either by bilateral agreement or by way of a scheme of arrangement under Section 176 of the Cos Act. The issue price of the new LLB Shares for debt to equity conversion is fixed at RM1.00 per LLB Share, determined based on the pricing basis set out in Section 6.18 of this Circular.

A diagrammatic summary of the proposed mode of settlement of the LLB Scheme Creditors (excluding CG Lenders) pursuant to the Proposed Debt Restructuring Scheme for the LLB Group together with the pertinent features of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts is set out as follows:



Outstanding Principal Amount
Amount Outstanding as at 15 March 2003
Class of Creditors
LLB Group FI Lenders
Inter-PLC Creditors
LLB Group Non-FI Creditors
Adjusted Applicable Debts = Outstanding Principal Amount less Principal Waived and Further Sum
Adjusted Applicable Debts in USD
Adjusted Applicable Debts in RM
Mode of Settlement
Upfront cash payment
LLB-SPV Consolidated and Rescheduled Debts
LLB Shares ^
LLB Bonds
Upfront cash payment
LLB Shares (100% of the amount outstanding
Class B 16.2% of Adjusted Applicable Debts *
Class B 83.8% of Adjusted Applicable Debts
Class A 99.4% of Adjusted Applicable Debts
Class B 99.96% of Adjusted Applicable Debts
Class A 0.6% of Adjusted Applicable Debts
Class B 0.04% of Adjusted Applicable Debts

Note:

* Out of the RM31.40 million to be paid as upfront cash payment for Class B LLB-SPV Consolidated and Rescheduled Debts, RM31.38 million will be paid to the CG Lenders of the LLB Group

^ To be issued to LCB to settle Inter-PLC Debts owing by the LLB Group to the LCB Group

Key Features of LLB-SPV Consolidated and Rescheduled Debts	Class B
Cash YTM	5.00%
Equity-Kicker YTM	0.85%
All-in YTM	5.85%
Loyalty Payment	Up to 0.75%
Potential Maximum YTM	6.60%
Back-End Amount	Principal Waived less Penalty Interest
Tenure	1 – 9 years
Security Coverage	RM0.50
Transferability	To be issued to non-resident FI lenders. Freely tradable and transferable

Key Features of LLB Bonds	Class A	Class B
Cash YTM	6.00%	5.75%
Equity-Kicker YTM	0.75%	0.85%
All-in YTM	6.75%	6.60%
Loyalty Payment	Up to 0.75%	Up to 0.75%
Potential Maximum YTM	7.50%	7.35%
Back-End Amount	Not applicable	Principal Waived less Penalty Interest
Tenure	1 – 2 years	1 – 9 years
Security Coverage	RM0.50 *	RM0.50
Transferability	Freely tradable and transferable among first holders of LLB Bonds	

Note:

* Additional estimated coverage on and above the existing security coverage

Further details on the Proposed Debt Restructuring Exercise for the LLB Group (including the amount of upfront cash payment, new LLB Shares, LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts to be issued) are set out in Sections 6.2 to Section 6.20 of this Circular.

Please note that the liability of the LLB Group to settle the debts of the LLB Scheme Creditors according to the terms of the Proposed Debt Restructuring Exercise is subject to verification and acceptance of the amounts submitted by the LLB Scheme Creditors in their proofs of debts.

6.2 Amount of Adjusted Applicable Debts to be Addressed

LLB Group FI Lenders and LLB Group Inter-PLC Creditors

For the LLB Group FI Lenders and the LLB Group Inter-PLC Creditors where there is any payment made from 1 July 1999 but prior to the Unconditional Date, their Outstanding Principal Amounts shall be subject to a further reduction of the principal portion equivalent to the Further Sum and therefore their Adjusted Applicable Debts shall be reduced by the Further Sum. For illustrative purposes only, the Unconditional Date for the computation of Further Sum in this Circular is assumed to be 31 December 2001.

The proposed reduction of their Adjusted Applicable Debts by the Further Sum would result in such creditors which have received payment in respect of their Outstanding Principal Amounts between 1 July 1999 and the Unconditional Date (both dates inclusive) and which received no payment, being given a *pari passu* treatment, as illustrated in Appendix X.

The Adjusted Applicable Debts shall be the Outstanding Principal Amounts less the Principal Waived and Further Sum.

For illustrative purposes only, the details on the Adjusted Applicable Debts as at 31 December 2001 to be addressed under the Proposed Debt Restructuring Exercise for the LLB Group are as follows:

	RM 'million		USD 'million	RM 'million equivalent	Total RM 'million
	Secured	Unsecured	Unsecured	Unsecured	
LLB Group FI Lenders					
Outstanding Principal Amounts	94.01	314.16	70.54	268.04	676.21
Principal Waived	-	(63.28)	(12.77)	(48.51)	(111.79)
Further Sum	(8.05)	(2.26)	(6.70)	(25.45)	(35.76)
Adjusted Applicable Debts	85.96	248.62	51.07	194.08	528.66
Inter-PLC Debts owing by the LLB Group to the LCB and the CPB Group [1]					
Outstanding Principal Amounts	-	172.00	-	-	172.00
Principal Waived	-	(19.00)	-	-	(19.00)
Adjusted Applicable Debts	-	153.00	-	-	153.00

Note:

1 These amounts refer to the net Inter-PLC Debts owing by the LLB Group to the LCB Group and the CPB Group which are proposed to be settled pursuant to the Proposed LLB Scheme as described under Sections 5.6(c) and (d) of this Circular.

6.3 List of the LLB Scheme Companies and Asset Support Companies

The names of the LLB Scheme Companies that are proposed to be included in the Proposed Debt Restructuring Exercise for the LLB Group, are as follows:

Names of LLB Scheme Companies		**RM 'million**
i)	**LLB Scheme Companies whose debts are proposed to be addressed under Section 176 of the Cos Act**	
a)	Adjusted Applicable Debts owing to the LLB Group FI Lenders as at 31 December 2001	
	LLB	244.09
	Lion Klang Parade Bhd	85.97
	LLB Suria Sdn Bhd	106.29
	JOPP Builders Sdn Bhd	44.46
		480.81
b)	Amount owing to the LLB Group Non-FI Creditors projected up to 15 March 2003	
	JOPP Builders Sdn Bhd	**80.00**
ii)	**LLB Scheme Companies whose debts are not addressed under Section 176 of the Cos Act**	
a)	Adjusted Applicable Debts owing to the LLB Group FI Lenders as at 31 December 2001	
	Lion Biotech Pte Ltd *	**47.85**
b)	Amount owing to the LLB Group Non-FI Creditors projected up to 15 March 2003	
	Lion Courts Sdn Bhd	0.56
	Lion Plaza	7.56
	Lion Klang Parade Bhd	0.50
		8.62

Notes:

* Lion Biotech Pte Ltd is incorporated in Singapore, therefore it does not fall under the purview of the Cos Act. As such, separate bilateral agreements would be executed between Lion Biotech Pte Ltd and its scheme creditors for the Proposed Debt Restructuring Exercise for the LLB Group.

None of the above LLB Scheme Companies has any external sustainable debts (i.e debts that the LLB Scheme Companies are able to service) as at 30 June 2002.

Further details on the Adjusted Applicable Debts owing to the LLB Group FI Lenders in terms of the nature/type of facilities and amounts addressed are set out in Appendix VI whilst the amount owing to the LLB Group Non-FI Creditors are set out in Appendix VII.

Pursuant to the Proposed Divestment Programme for the LLB Group (which is set out in Section 5.8 of this Circular), the names of the Asset Support Companies whose assets are identified for divestment under the Proposed LLB Scheme are as follows:

a) Malim Courts Property Development Sdn Bhd
b) Malim Jaya (Melaka) Sdn Bhd
c) LLB
d) Lion Klang Parade Bhd
e) LLB Nominees Sdn Bhd

The Inter-PLC Debts to be addressed under the Proposed Corporate Restructuring Exercise for the LLB Group and the Proposed Debt Restructuring Exercise for the LLB Group are as follows:

	Adjusted Applicable Debts of Inter-PLC Debts owing to the LLB Group RM 'million	**Adjusted Applicable Debts of Inter-PLC Debts owing by the LLB Group RM 'million**
ACB Group	1,211 [a]	-
AMB Group	134 [b,c]	-
LCB Group	-	131 [d]
CPB Group	-	22 [e]
	1,345	153

Notes:

a This amount refers to the net Inter-PLC Debts owing by the ACB Group to the LLB Group which are proposed to be settled pursuant to the Proposed LLB Scheme as described under Section 5.6(a) of this Circular

b This amount refers to the net Inter-PLC Debts owing by the AMB Group to the LLB Group which are proposed to be settled pursuant to the Proposed LLB Scheme as described under Section 5.6(b) of this Circular

c After netting off RM2 million Inter-PLC Debts owing to the AMB Group by the Posim Group (which will form part of the restructured LLB Group)

d This amount refers to the net Inter-PLC Debts owing by the LLB Group to the LCB Group, which are proposed to be settled pursuant to the Proposed LLB Scheme as described under Section 5.6(d) of this Circular

e This amount includes the net Inter-PLC Debts owing by the LLB Group to the CPB Group, which are proposed to be settled pursuant to the Proposed LLB Scheme as described under Section 5.6(c) of this Circular

Further details on the Adjusted Applicable Debts of Inter-PLC Debts owing to the LLB Group and owing by the LLB Group are set out in Appendix VIII.

The names of the companies within the LLB Group whose net Inter-PLC Debts amounting to RM1,192 million (being the net Adjusted Applicable Debts owing by/to the LLB Group to/by the ACB Group, the LCB Group, the CPB Group and the AMB Group) which are novated to LLB Harta (M) Sdn Bhd, are as follows:

	RM'000
Amsteel Mills Marketing Sdn Bhd	(11)
Amsteel Mills Realty Sdn Bhd	781
AMSB	1,174,796
Beijing Trostel Property Development Co Ltd	(505)
Holdsworth Investment Pte Ltd	(1,461)
JOPP Builders Sdn Bhd	(75,684)
Lion Biotech Pte Ltd	(11,889)
Lion Courts Sdn Bhd	(109)
Lion Klang Parade Bhd	(13,404)
LLB	369,824
Lion Motor Venture Sdn Bhd	52
Lion Plaza	98
LLB Indah Permai Sdn Bhd	9,398
LLB Nominees Sdn Bhd	7,252
Malim Courts Property Development Sdn Bhd	616
Malim Jaya (Melaka) Sdn Bhd	221
Marvenel Sdn Bhd	(13)
Matrix Control Sdn Bhd	1,776
McKen Sdn Bhd	(1,434)
PM Holdings Sdn Bhd	(88)
Shanghai Lion Plastic Industrial Co Ltd	(6,514)
Soga Sdn Bhd	41
Steelcorp Sdn Bhd	(17,499)
Tianjin Baden Real Estate Development Co Ltd	5,833
Trial Jubilant Sdn Bhd	12,190
Total Outstanding Principal Amount	1,454,267
Less Principal Waived	(217,000)
Less Further Sum	(45,000)
Adjusted Applicable Debts	1,192,267

6.4 Proposed Categorisation of the LLB Group FI Lenders and the LLB Group Inter-PLC Creditors

For the purpose of determining the mode of settlement, the LLB Group FI Lenders and the LLB Group Inter-PLC Creditors (with the exception of the proposed settlement of Inter-PLC Debts owing by the LLB Group to the LCB Group) shall be categorised as follows:

(a) Class A Secured LLB Scheme Creditors

The portion of the Adjusted Applicable Debt which is recoverable based on the estimated value of securities pledged to them, would be allocated Class A LLB Bonds.

(b) Class B Unsecured LLB Scheme Creditors

The portion of the Adjusted Applicable Debt which is recoverable based on the estimated rate of recovery of the respective LLB's Scheme Companies concerned, would be allocated Class B LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts.

The proposed settlement of Inter-PLC Debts owing by the LLB Group to the LCB Group will be via the issuance of new LLB Shares.

The classification of the Adjusted Applicable Debts owing to the LLB Group FI Lenders and their applicable security coverage and the estimated rate of recovery are set out in Appendix V.

Under the Proposed GWRS, all affected creditors shall firstly be classified as either secured creditors or unsecured creditors. The aforesaid classification is based upon a review of loan documentation in relation to the affected creditors' position by Raslan Loong, in consultation with the management of the respective PLC Group. In this regard, LLB Group FI Lenders and LLB Group Inter-PLC Creditors with charges within the meaning of the Cos Act or arising under common law or equity, are treated as secured creditors. Other creditors other than secured creditors are treated as unsecured creditors based on the estimated rate of recovery as reviewed by PwC in June/July 1999.

Prior to the announcement of the Proposed LLB Scheme in July 2000, LLB had issued an IM to the LLB Group FI Lenders to obtain their feed back on the key debt restructuring principles (including the applicable security coverage and the recovery rates of the LLB Group FI Lenders. Whilst changes in the operating conditions and market price of LLB Shares subsequent to the announcement in July 2000 have necessitated certain revisions to be made to the Proposed LLB Scheme, your Board proposes to apply the same applicable security coverage and recovery rates as initially determined in June/July 1999, so as to minimise the revisions to the key parameters of the debt restructuring upon which negotiations with the core LLB Group FI Lenders and LLB Group Inter-PLC Creditors and KPMG (the Independent Financial Adviser to the LLB Group FI Lenders) were premised upon.

The following is an illustration of the classes of instruments which would be issued to the LLB Group FI Lenders (excluding CG Lenders) and the LLB Group Inter-PLC Creditors (with the exception of the proposed settlement of Inter-PLC Debts owing by the LLB Group to the LCB Group) based on their classifications as set out in Appendix V.

Example 1

For a Secured LLB Scheme Creditor whose Adjusted Applicable Debt is fully recoverable based on the estimated value of securities, 0.6% of the Adjusted Applicable Debt are proposed to be settled by upfront cash payment, and the balance 99.4% of the Adjusted Applicable Debts owing by the LLB Scheme Companies are proposed to be settled by the issuance of LLB Bonds.

Say Adjusted Applicable Debt : RM100 million
Say Estimated Rate of Recovery : 100%

Proposed Settlement:

i) RM0.6 million in cash (0.6% x RM100 million)
ii) RM99.4 million in Class A LLB Bonds (99.4% x RM100 million)

Example 2

For an Unsecured LLB Scheme Creditor (excluding CG Lenders), 0.04% of the Adjusted Applicable Debt are proposed to be settled by upfront cash payment, and the balance 99.96% of the Adjusted Applicable Debts owing by the LLB Scheme Companies are proposed to be settled by the issuance of LLB Bonds (for RM denominated loan) or LLB-SPV Consolidated and Rescheduled Debts (for USD denominated loan).

Say Adjusted Applicable Debt : RM/USD100 million
Say Estimated Rate of Recovery : 100%

Proposed Settlement:

i) RM/USD0.04 million in cash (0.04% x RM/USD 100 million)
ii) RM/USD99.96 million in Class B LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts (99.96% x RM/USD 100 million)

6.5 Amount of Upfront Cash Payment, LLB Shares, LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts to be Issued

(a) LLB Group FI Lenders and LLB Group Inter-PLC Creditors

Based on the proposed mode of settlement as described under Section 6.1 of this Circular, the amount of upfront cash payment, LLB Shares, LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts to be issued to the LLB Group FI Lenders and LLB Group Inter-PLC Creditors are as follows:

	Upfront cash payment RM 'million	Amount converted into LLB Shares RM 'million	Amount converted into LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts RM 'million (or equivalent) (in net present value)	Adjusted Applicable Debt RM 'million
LLB Shares	-	131.00	-	131.00
LLB Bonds				
Class A	0.56	-	85.40	85.96
Class B - Issued to LLB Group FI Lenders	0.10	-	248.52	248.62
Class B - Issued to LLB Group Inter-PLC Creditors	0.01		21.99	22.00
	0.67	-	355.91	356.58
LLB-SPV Consolidated and Rescheduled Debts				
Class B - Issued to LLB Group FI Lenders	31.40 *	-	162.68	194.08
Total	32.07	131.00	518.59	681.66

Note:

* Out of the RM31.40 million to be paid as upfront cash payment for Class B LLB-SPV Consolidated and Rescheduled Debts, RM31.38 million will be paid to the CG Lenders of the LLB Group

The above amounts of upfront cash payment, LLB Shares, LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts include the amounts of upfront cash payment, the LLB Bonds and LLB Shares to be issued to repay Inter-PLC Debts as described in Section 5.6 of this Circular, but exclude the "Year 0 Interest" payment proposed to be made to the holders of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts due to the unforeseen delay in the upfront cash payment, details on which are set out in Section 6.7 of this Circular.

Please refer to Appendices XI(a) and XI(c) for the salient features of the LLB Bonds and the LLB-SPV Consolidated and Rescheduled Debts.

(b) LLB Group Non-FI Creditors

The LLB Group proposes to settle the amounts owing to the LLB Group Non-FI Creditors by way of a debt to equity conversion. The 88.6 million new LLB Shares represents 13.0% of the enlarged share capital of LLB after the Proposed GWRS. The issue price of the new LLB Shares for debt to equity conversion is fixed at RM1.00 per LLB Share, determined based on the pricing basis set out in Section 6.18 of this Circular.

Upfront Cash Payment

The upfront cash payment amounting to RM32.07 million is expected to be paid on the Issue Date from the proceeds of the Proposed Divestment Programme of the LLB Group currently deposited in the escrow account and redemption of ACB Bonds to be received by LLB for the Proposed Divestment of Lion Plaza.

The upfront cash payment, LLB Shares, LLB Bonds, LLB Debts and LLB-SPV Consolidated and Rescheduled Debts shall be paid/issued not later than 15 March 2003. In the event that the upfront cash payment, LLB Shares, LLB Bonds, LLB Debts and LLB-SPV Consolidated and Rescheduled Debts are not paid/issued by 15 March 2003, the Proposed LLB Scheme shall be deemed to have lapsed and in such event, notwithstanding anything else provided in this Circular, nothing shall preclude any of the LLB Scheme Creditors from taking any action that they have or might have (including, without limitation, any claims for accruals, late charges, penalties, costs and expenses payment and indemnification obligation) arising from and in accordance to the existing loans/credit facilities of such LLB Scheme Creditor unless the date for the payment/issuance of the aforesaid up-front cash payment, LLB Shares, LLB Bonds, LLB Debts and LLB-SPV Consolidated and Rescheduled Debts after 15 March 2003 is subsequently approved by the LLB Scheme Creditors.

6.6 Proposed YTM for the LLB Group FI Lenders

As the cash flows projected over the next 8 years by your Board, after setting aside an amount to cater for future contingencies, are not expected to be sufficient to support repayment of the debts of the LLB Scheme Creditors entirely in cash, LLB has proposed to issue an additional 16.9 million detachable new LLB Shares to be attached to the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts as a yield enhancement (of 0.75% in the case of Class A LLB Bonds and 0.85% in the case of Class B LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts) to the cash YTMs ("equity-kicker") in order to enhance the return to the LLB Scheme Creditors. The assumed value of the free LLB Shares to be issued as equity-kicker for each class of LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts are as follows:

Category	Instrument	Cash YTM [1]	Equity-kicker enhancement to YTM		All-in YTM [2]
			Kicker YTM [1]	No. of LLB Shares issued as equity-kicker	
Class A	LLB Bonds	6.00%	0.75%	Approximately RM1,230 LLB Shares at the assumed value of RM1.00 per LLB Share would be attached to each RM100,000 of Adjusted Applicable Debts	6.75%
Class B	LLB Bonds	5.75%	0.85%	Approximately RM3,601 LLB Shares at the assumed value of RM1.00 per LLB Share would be attached to each RM100,000 of Adjusted Applicable Debts	6.60%
Class B	LLB-SPV Consolidated and Rescheduled Debts	5.00%	0.85%	Approximately USD3,540 LLB Shares at the assumed value of RM1.00 per LLB Share would be attached to each USD100,000 of Adjusted Applicable Debts	5.85%
Class B	LLB-SPV Consolidated and Rescheduled Debts (to be issued to LLB Suria Sdn Bhd)	5.00%	0.85%	Approximately USD1,794 LLB Shares at the assumed value of RM1.00 per LLB Share would be attached to each USD100,000 of Adjusted Applicable Debts	5.85%
Class B	LLB-SPV Consolidated and Rescheduled Debts (to be issued to Lion Biotech Pte Ltd)	5.00%	0.85%	Approximately USD1,808 LLB Shares at the assumed value of RM1.00 per LLB Share would be attached to each USD100,000 of Adjusted Applicable Debts	5.85%

Notes:

1. The cash YTM and kicker YTM were arrived at following negotiations with the core LLB Group FI Lenders and after taking into consideration the availability of LLB Group's projected cash flows for the 8-year period from 2003 to 2010.

2. Represents the aggregate of the cash YTM and kicker YTM.

The LLB Shares issued to the LLB Group FI Lenders as equity-kicker are immediately detachable from the LLB Bonds/ LLB-SPV Consolidated and Rescheduled Debts after the Issue Date. Based on the assumption that these LLB Shares are sold by the LLB Group FI Lenders at their assumed value of RM1.00 each as at the Issue Date and all proposed yearly cash redemption/repayment amounts for the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts are received by the LLB Group FI Lenders on every 31 December (commencing from the Issue Date, and thereafter, the subsequent annual redemption/repayment on every 31 December until the respective last annual redemption/repayment date for the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts), the LLB Group FI Lenders would effectively receive the respective all-in YTMs as stated above.

6.7 Proposed Redemption/Repayment Tenure

The LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts are redeemable/repayable in annual instalments, and their proposed redemption/repayment tenure, are summarised below:

Secured LLB Scheme Creditors	Unsecured LLB Scheme Creditors
Class A	**Class B**
1-2 years	1 - 9 years

The redemption/repayment profiles of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts are set out in Appendix IX.

The first annual redemption/repayment date following the issuance of the LLB Bonds or LLB-SPV Consolidated and Rescheduled Debts shall be on the Issue Date, and thereafter, the subsequent annual redemption/repayment dates shall be on every 31 December. However, a redemption/repayment made on any date which is not more than 14 days before each redemption/repayment date of 31 December will not be construed as early redemption/repayment.

Based on the proposed yearly redemption/repayment amounts and the due dates for the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts, holders of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts would receive the relevant cash YTM as stated in Section 6.6 of this Circular for the period commencing on 1 January 2002 and ending on the respective last annual redemption/repayment date for the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts. Accordingly, interest due to holders of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts from 1 January 2002 is in-built into the relevant cash YTM as stated in Section 6.6 of this Circular.

The LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts were previously targeted to be issued on 1 January 2002 and accordingly, up-front cash payment totalling RM32.07 million ("Year 0 Payment") was previously targeted to be paid to the LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors) on 1 January 2002 as well. However, in view of the unforeseen delay in the implementation in the Proposed LLB Scheme which is expected to be effected in the first quarter of 2003, LLB proposes to pay interest on the Year 0 Payment for the period commencing on 1 January 2002 up to the Issue Date calculated based on the cash YTM of the relevant instruments without compounding ("Year 0 Interest").

For illustrative purposes only, the estimated Year 0 Interest to be paid by LLB is approximately RM1.61 million (assuming Issue Date is at 15 March 2003) and the Year 0 Interest shall be paid to holders of the instruments in two tranches:

a) the first tranche amounting to RM0.57 million (being 35% of the total Year 0 Interest) shall be paid on the Issue Date of the instruments funded from the interest earned between 1 January 2002 to the Unconditional Date, assuming at 31 December 2002 for illustration purposes only, from proceeds arising from the Proposed Divestment Programme for the LLB Group currently deposited in designated escrow accounts; and

b) the second tranche amounting to RM1.50 million, comprising of RM1.04 million (being the balance 65% of the relevant Year 0 Interest) and RM0.46 million interest to be accrued on the balance Year 0 Interest for the period commencing from Issue Date (exclusive) to the respective last annual redemption/repayment date for the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts (calculated at the rate of the cash YTM applicable to relevant instruments on the balance value of the relevant Year 0 Interest without compounding). The second tranche payment, shall be paid on the respective last annual redemption/repayment date for the instruments and shall be funded from internally generated operating cash flows and dividend received from subsidiary and associated companies of LLB.

As disclosed under Section 5.6 (a) of this Circular, LLB would receive 41.29 million new ACB Shares to settle the Inter-PLC Debts owing by the ACB Group to the LLB Group. These ACB Shares are identified as one of the sources for supporting the first redemption/repayment for LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts on the Issue Date. As the aforesaid ACB Shares would not be sold by the Issue Date, RM21.09 million in nominal amount of Class A LLB Bonds, RM5.11 million in nominal amount of Class B LLB Bonds and RM1.87 million in nominal amount of Class B LLB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002 shall be deferred and paid by 30 June 2003 to allow the management of LLB to have more time to divest the 41.29 million ACB Shares ("Deferred Payment").

LLB proposes to pay interest on the Deferred Payment calculated based on the cash YTM applicable to the relevant LLB Bonds or LLB-SPV Consolidated and Rescheduled Debts without interest compounding, and such interest shall be paid on the respective last annual redemption/repayment date for the LLB Bonds or LLB-SPV Consolidated and Rescheduled Debts. The interest on the Deferred Payment shall be paid from internally generated operating cash flows and dividend received from subsidiary and associated companies of the LLB Group.

In the event that the ACB Shares are sold at a price higher that the original issue price of RM1.00 each, the excess net proceeds raised from the disposal of the ACB Shares will be captured as part of the Dedicated Cash Flows (as described under Section 6.13 of this Circular) which will be utilised to redeem/repay the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts.

6.8 Treatment of CG Lender(s)

Under the Proposed LLB Scheme, the Outstanding Principal Amount owing to CG Lender(s) by a subsidiary of LLB ("Sub-Co") is proposed to be novated to LLB in a manner similar to other LLB Scheme Creditors. Thereafter, the Adjusted Applicable Debt of the CG Lender shall be novated and rescheduled under LLB Harta (L) Limited and be settled by the issuance of LLB-SPV Consolidated and Rescheduled Debts.

The CG Lender shall consent to the charging of the assets of the Sub-Co which are proposed to be disposed of pursuant to the Proposed LLB Scheme ("Sub-Co Assets") in consideration for the issuance of Class B LLB-SPV Consolidated and Rescheduled Debts with a net present value ("NPV") equivalent to the NPV of the estimated net divestment proceeds for the Sub-Co Assets as included in the Proposed Divestment Programme for the LLB Group ("Asset Tranche").

The balance of the CG Lender's Adjusted Applicable Debt not covered by the Asset Tranche will be settled like other Unsecured LLB Scheme Creditor, *vide* cash and the issuance of Class B LLB-SPV Consolidated and Rescheduled Debts ("Balance Tranche").

The Class B LLB-SPV Consolidated and Rescheduled Debts to be issued to the CG Lender for the Asset Tranche shall have the same governing terms and condition and shall rank *pari passu* with the Class B LLB-SPV Consolidated and Rescheduled Debts to be issued to the other Unsecured LLB Scheme Creditors. Particularly, the Asset Tranche will form part of the Class B LLB-SPV Consolidated and Rescheduled Debts that will be due for repayment in the year the Sub-Co Assets are projected to be sold.

For illustration purposes only, assuming that the Sub-Co has an Adjusted Applicable Debt of USD100 million and the Sub-Co Assets are targeted to be sold at USD50 million in Year 5 (where NPV = USD41.1 million), the Asset Tranche and the Balance Tranche to be addressed at the LLB level as Unsecured LLB Scheme Creditors will be USD41.1 million and USD58.9 million respectively. The mode of repayment for the CG Lenders will be as follows:

Adjusted Applicable Debt	Asset Tranche	Balance Tranche
USD100 million	USD41.1 million NPV of Class B LLB-SPV Consolidated and Rescheduled Debts, which will be repaid in Year 5. The Class B LLB-SPV Consolidated and Rescheduled Debts will accrue to USD50 million in Year 5 for repayment.	USD58.9 million NPV of Class B LLB-SPV Consolidated and Rescheduled Debts and up-front cash payment.

There are two CG Lenders in the LLB Group whose Adjusted Applicable Debt are proposed to be settled under the Proposed LLB Scheme. The proposed settlement for these two CG Lenders based on the above proposed treatment are as follows:

LLB Suria Sdn Bhd - 27.7% of the Adjusted Applicable Debt amounting to RM106.3 million would be paid as upfront cash and the balance of 72.3% will be consolidated and rescheduled as Class B LLB-SPV Consolidated and Rescheduled Debts.

Lion Biotech Pte Ltd - 4.1% of the Adjusted Applicable Debt amounting to RM47.9 million would be paid as upfront cash and the balance of 95.9% will be consolidated and rescheduled as Class B LLB-SPV Consolidated and Rescheduled Debts.

Further details on the mode of repayment for the CG Lenders (including the repayment profile of the Class B LLB-SPV Consolidated and Rescheduled Debts to be issued to the CG Lenders) are set out in Appendix IX.

All principal facilities and corporate guarantee given by LLB with respect to the Adjusted Applicable Debt owing to CG Lenders by the Sub-Cos shall be (and should be deemed to be) fully and irrevocably settled, satisfied, released and discharged upon the Issue Date.

To the extent permitted by applicable laws and regulatory authorities, the your Board reserves the right to implement the rest of the proposals within the Proposed LLB Scheme in the event the CG Lenders do not accept the aforementioned proposal.

6.9 Similar terms for the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts

Apart from the differences in YTMs, currency of repayment, transferability, the marginal difference in the redemption/repayment profile and the difference arising solely in the form of the indebtedness between the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts, there is no substantive difference in the proposed terms and conditions between the LLB Bonds and the LLB-SPV Consolidated and Rescheduled Debts of the same class.

6.10 Transferability of LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts

The LLB Bonds would be transferable amongst persons who are the first holders of the LLB Bonds whilst the LLB-SPV Consolidated and Rescheduled Debts would be freely tradable and transferable.

6.11 No Rating

Under the Proposed LLB Scheme, the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts shall not be rated by any rating agency as there would be no money raised from the issuance of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts. Further, the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts are merely instruments to facilitate the terming out of the existing loan exposure to the LLB Scheme Creditors. Hence, an exemption had been sought and obtained from the SC on 17 April 2002 for a waiver of the rating requirement for the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts.

Notwithstanding the foregoing, by a letter dated 9 July 2002, LLB had undertaken to Pengurusan Danaharta Nasional Bhd that subject to compliance with the relevant prevailing legislation and regulations, it shall use its best endeavours to procure a rating of the LLB Bonds no later than 31 December 2004.

6.12 Existing Arrangements of the LLB Scheme Creditors

Upfront cash payment, LLB Bonds, LLB-SPV Consolidated and Rescheduled Debts or LLB Shares, whichever is applicable, will be issued to settle the Adjusted Applicable Debts owing to the LLB Scheme Creditors. The rights and benefits of the relevant LLB Scheme Creditors upon the Issue Date of the LLB Scheme will be governed by the terms and conditions of the relevant documents including the trust deeds, the facility agreements, security documents and such other pertinent documents which will bind all the LLB Scheme Creditors pursuant to the Final Orders. All claims, rights or interests arising in relation to any monies borrowed by, funds advanced to, services provided to, or guarantees, indemnities or undertakings provided by the LLB Scheme Companies to the LLB Scheme Creditors (including, without limitation, any claims for accruals, late charges, penalties, costs and expenses payment and indemnification obligations) and any keep well agreements, undertakings, guarantees, indemnities, letters of comfort and any other support agreements given by any other person with respect thereof will be (and will be deemed to be), fully and irrevocably settled, released and discharged upon payment of upfront cash and issuance of LLB Bonds, LLB-SPV Consolidated and Rescheduled Debts and/or LLB Shares.

With regard to the Secured LLB Scheme Creditors, their existing security priority over the aforesaid assets shall remain unchanged under the Proposed Debt Restructuring Exercise for the LLB Group. The LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts would have a lower ranking security over the presently encumbered divestment assets. As such, if these presently encumbered divestment assets are divested, the divestment proceeds would be firstly utilised to redeem/prepay the corresponding amount of Class A LLB Bonds held by the relevant LLB Group FI Lenders who are secured and secondly, to redeem/prepay all other LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts. This would preserve the security rights of the Secured LLB Group Scheme Creditors who are presently secured.

6.13 Securities for LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts

The Security Trustee shall hold the following securities ("Securities") for the benefit of the holders of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts:

(a) The assets included in the Proposed Divestment Programme for the LLB Group. If there is an existing charge on any such assets, the Security Trustee will take a lower priority security interest.

(b) the ACB Bonds and ACB Shares attached to the ACB Bonds received by LLB.

(c) The Redemption Account held by LLB. The Redemption Account will capture the "Dedicated Cash Flows".

Dedicated Cash Flows means cash flows from the following sources:

(i) net surplus proceeds from the disposal of any assets in the Proposed Divestment Programme for the LLB Group over which there is presently a charge, if applicable;

(ii) net proceeds from the disposal of any assets in the Proposed Divestment Programme for the LLB Group over which there is presently no charge;

(iii) proceeds from the redemption of the ACB Bond;

(iv) any Back-End Amount and Loyalty Payment received by LLB as holder of the ACB Bonds;

(v) net proceeds from the disposal of ACB Shares received by LLB pursuant to the Proposed Debt Restructuring Exercise for the LLB Group, to partially settle the net Inter-PLC Debt owing by the ACB Group to the LLB Group;

(vi) net proceeds from the disposal of equity-kicker shares attached to the ACB Bonds;

(vii) payments from SFI dividends from year 2002 to 2011; and

(viii) subject to the proportions allocated to holders of the LLB Bonds and the LLB-SPV Consolidated and Rescheduled Debts, net proceeds from the disposal of any residual assets (other than assets in the Proposed Divestment Programme for the LLB Group) of the LLB Group.

The sources of Dedicated Cash Flows (excluding items (iv), (vi) and (viii)) are estimated to amount up to RM782.37 million (in terms of aggregate nominal amount). Monies captured in the Redemption Account can only be used towards redemption of the LLB Bonds and repayment of the LLB Debts and ultimately the LLB-SPV Consolidated and Rescheduled Debts (including payment of taxes, fees and other costs relating to the Proposed LLB Scheme) and cannot be utilised by LLB for any other purposes.

Class A LLB Bonds and Class B LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts will rank *pari passu* amongst each other over the Securities held by the Security Trustee under items (a) to (c) above.

In addition, the following will be securities provided in respect of the LLB-SPV Consolidated and Rescheduled Debts ("SPV Securities"):

(a) Assignment of all the rights attaching to the LLB Debts including rights to receive payments from LLB and rights to other entitlements;

(b) A debenture over the assets (namely the LLB Debts) of the LLB-SPV;

(c) A charge over the SPV Redemption Account. The SPV Redemption Account will capture the proceeds from the repayment of the LLB Debts by LLB to LLB-SPV of USD42.81 million (or equivalent to approximately RM162.68 million) in net present value (USD61.86 million (or equivalent to approximately RM235.08 million) in nominal amount); and

(d) Corporate guarantee by LLB to the Facility Agent for the benefit of the holders of the LLB-SPV Consolidated and Rescheduled Debts.

Monies captured in the SPV Redemption Account can only be used towards repayment of the LLB-SPV Consolidated and Rescheduled Debts and cannot be utilised by the LLB-SPV for any other purposes.

The holders of Class A LLB Bonds will get an additional estimated coverage whilst the holders of Class B LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts will get an estimated security coverage of approximately RM0.50/USD0.50 per RM1/USD1 LLB Bonds or LLB-SPV Consolidated and Rescheduled Debts respectively based on:

(a) the security over the unencumbered assets included in the Proposed Divestment Programme for the LLB Group; and

(b) the value of the first ranking security over unencumbered divestment assets for the ACB Bonds which support the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts.

The above estimated coverage excludes the surplus value of any security over encumbered assets charged to the Secured LLB Scheme Creditors.

Class A LLB Bonds and Class B LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts shall rank *pari passu* with all other unsecured and unsubordinated creditors of LLB in respect of LLB's assets which are not part of the Securities and the Dedicated Cash Flows.

The summary of the principal terms and conditions of the LLB Bonds, LLB Debts and LLB-SPV Consolidated and Rescheduled Debts are enclosed as Appendices XI(a) and XI(c).

6.14 Early Redemption/ Repayment

If there is any surplus in the Dedicated Cash Flows after the redemption/repayment amounts for any particular redemption/repayment date has been fully redeemed/repaid, LLB has the option of proceeding to early redemption/ repayment. However, a redemption/repayment made on any date which is not more than 14 days before each redemption/repayment date of 31 December will not be construed as early redemption/repayment.

Early redemption/repayment of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts (via the early repayment of the debt owing by LLB to the LLB-SPV) will proceed in chronological order of redemption/repayment dates, starting with the next redemption/repayment date after the latest scheduled redemption/ repayment.

LLB may, at its option, redeem/repay the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts (via the early repayment of the debt owing by LLB to the LLB-SPV) before their scheduled redemption/repayment dates. Following negotiations with the core LLB Group FI Lenders, LLB shall be obligated to redeem/repay the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts where LLB has not less than RM5 million of Dedicated Cash Flows available in its Redemption Account.

The LLB-SPV Consolidated and Rescheduled Debts for a particular repayment date will be repaid on a *pro rata* basis with the LLB Bonds for the same redemption date.

The early redemption/repayment amounts payable by LLB shall be calculated based on the following formula, which would yield the returns for the LLB Bonds and the LLB-SPV Consolidated and Rescheduled Debts as indicated below:

$$EA = \frac{A}{(1+R)^M} \times (1+R)^N$$

Where "EA" - the amount payable upon early redemption/repayment under the LLB Bonds or LLB-SPV Consolidated and Rescheduled Debts, whichever is applicable

"A" - the original annual redemption/repayment amount under the LLB Bonds or LLB-SPV Consolidated and Rescheduled Debts, whichever is applicable, which is proposed to be redeemed/ repaid earlier than scheduled

"R" - the following return per day:

Type	Return per day
Class A LLB Bonds	0.0159653590%
Class B LLB Bonds	0.0153183330%
Class B LLB-SPV Consolidated and Rescheduled Debts	0.0133680620%

"*M*" - the number of days between the Issue Date of the LLB Bonds or LLB-SPV Consolidated and Rescheduled Debts, whichever is applicable, and the relevant date of original annual redemption/repayment amount (both dates inclusive); and

"*N*" - the number of days between the Issue Date of the LLB Bonds or LLB-SPV Consolidated and Rescheduled Debts, whichever is applicable, and the date of early redemption/ repayment.

6.15 Late Redemption/Repayment Interest

In the event of late redemption/repayment under the terms of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts, the default interest shall be 1% above the respective cash YTM of the LLB Bonds and LLB-SPV Consolidated and Restructured Debts.

6.16 Payment of Back-End Amount and Loyalty Payment

A contingent payment of up to the nominal value of the Back-End Amount (calculated in accordance to the formula set out in Appendix X) shall be payable to the Unsecured LLB Scheme Creditors as a contingent payment for the Principal Waived, whilst a contingent back-end yield enhancement or Loyalty Payment of up to a maximum of 0.75% in addition to the cash YTMs based on the "Relevant Amount" (as described hereafter) shall be payable to the holders of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts as a contingent yield enhancement for the long tenure of LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts to reward the holders of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts who support the Proposed Debt Restructuring Exercise for LLB Group by holding these instruments to maturity. This entitlement is conditional upon the full redemption/repayment of all classes of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts and is subject to the extent of the apportioned Relevant Amount, if any.

The Relevant Amount refers to the cash amount calculated in the following manner:

(a) the excess of the actual aggregate over the forecast/projected aggregate net divestment proceeds from the entire Proposed Divestment Programme for the LLB Group ("Super Divestment Proceeds") from the Issue Date to the date of full redemption/repayment of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts;

(b) the excess of the audited aggregate over the forecast/projected aggregate profits available to SFI's shareholders for the period from Issue Date to the date of full redemption/repayment of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts ("Super Profits"); and

(c) the Loyalty Payment and Back-End Amount from the ACB Bonds backing the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts received during the aforesaid period.

On maturity of the Class B LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts, cash up to the Relevant Amount shall be applied in the following priority:

(a) for every RM1/USD1 of the Relevant Amount payable to settle the Back-End Amount, an equivalent of RM1/USD1, as the case may be, shall be retained by LLB and utilised by LLB without restrictions;

(b) after the nominal value of the Back-End Amount has been fully repaid, the balance Relevant Amount, if any, shall be applied by LLB for the Loyalty Payment on the following basis:

(i) for every RM1/USD1 of the Relevant Amount applied to pay Class B instruments on a *pro rata* basis such that holders of the Class B instruments receive a Loyalty Payment translating to an enhancement of their cash YTMs by up to a maximum of 0.15%, an equivalent of RM1/USD1, as the case may be, shall be retained by LLB and useable by LLB without restrictions; and

(ii) if there is any further balance of the Relevant Amount, for every RM1/USD1 of the Relevant Amount applied to pay Classes A and B instruments on a *pro rata* basis, such that holders of the Classes A and B instruments receive a Loyalty Payment translating to the following enhancements of their cash YTMs, an equivalent of RM1/USD1, as the case may be, shall be retained by LLB and utilised by LLB without restrictions:

Type	Loyalty Payment
Secured LLB Group Scheme Creditors	Up to a maximum of 0.75%
Unsecured LLB Group Scheme Creditors	Up to a maximum of 0.60%

The Back-End Amount and Loyalty Payment, if any, shall be paid within 1 month from the last redemption/repayment date, upon full redemption/repayment of the instruments.

An illustration of the concept of "Super Profits/ Super Divestment Proceeds" and sharing basis of these "Super Profits/Super Divestment Proceeds" is set out in Appendix X.

6.17 Terms of the ACB Bonds Backing the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts

Under the Proposed Corporate and Debts Restructuring Exercises for the LLB Group, a portion of the cash flows required to redeem the LLB Bonds and repay the LLB-SPV Consolidated and Rescheduled Debts, is from ACB Bonds received by LLB pursuant to the Proposed LLB Scheme.

The ACB Bonds to be received by LLB pursuant to the Proposed LLB Scheme share substantially common terms and conditions with those of the LLB Bonds, apart from the difference in the redemption profile, the security supporting the ACB Bonds as well as the YTM.

The key terms of the LLB Bonds, the LLB-SPV Consolidated and Rescheduled Debts and the ACB Bonds to be received by LLB pursuant to the Proposed LLB Scheme, are set out in Appendices XI(a), XI(c) and XI(d) respectively.

6.18 Pricing basis and Status of LLB Shares

The issue price of the new LLB Shares to be issued to the LLB Scheme Creditors is fixed at RM1.00, which represents the par value of LLB Shares. For illustrative purposes only, the issue price of the new LLB Shares of RM1.00 represents a 146% premium over the theoretical market price of the LLB Shares of RM0.4065 (calculated based on the weighted average price of LLB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date as determined and announced by your Board on 19 July 2002 after the receipt of the SC's approval for the Proposed LLB Scheme, and after adjusting for the Proposed Capital Reconstruction for LLB according to the formula set out in Section 5.1 of this Circular).

All the new LLB Shares to be issued to the LLB Scheme Creditors, which would be listed on the KLSE and issued after the Proposed Capital Reconstruction for LLB, shall rank *pari passu* in all respects with the existing LLB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new LLB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

All the new LLB Shares to be issued to the LLB Scheme Creditors will not be subject to any moratorium and may be sold at any time after the Issue Date.

6.19 Prescribed Securities

The KLSE has already prescribed the securities of LLB on the Main Board of the KLSE to be deposited with the MCD. Pursuant to Section 29 of the Securities Industry (Central Depository) Act, 1991, all dealings in the LLB Shares will be by book entries through CDS accounts.

The new LLB Shares to be issued as debt to equity conversion shares and as equity-kicker, will be credited directly into the CDS accounts of the LLB Scheme Creditors. LLB would (i) make an application to the KLSE for the listing of and quotation for the aforesaid LLB Shares and (ii) within 10 Market Days from the Issue Date of the new LLB Shares, despatch notices of allotment to the recipients.

6.20 Corporate Guarantees not Addressed under the Proposed LLB Scheme

The following Corporate Guarantee ("CG") as at 25 November 2002 would not be addressed as part of the Proposed LLB Scheme:

Guarantor	Bank to which CG is given	Debtor	Status	Original Principal	Outstanding as at 25.11.02 (Principal and interest)	Basis of treatment
LLB	AmBank Bhd	Sepang Education Centre Sdn Bhd	Not crystallised	RM3.00 million	RM2.92 million	Debt has been restructured and termed out by an agreement dated 9 May 2002

In addition to the existing CG as at 25 November 2002, LLB proposes to provide CG to Tenaga Nasional Berhad in respect of Antara's electricity bill in lieu of a bank guarantee, details of which are set out below:

Guarantor	Party to which CG is given	Debtor	Amount	Basis of treatment
LLB	Tenaga Nasional Berhad	Antara	RM12.0 million	The electricity bills would be payable from Antara's operating cash flow

7. PROPOSED ORGANISATIONAL AND FINANCIAL MANAGEMENT SYSTEMS RESTRUCTURING

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance of certain companies within the Lion Group (including the LLB Group), as a result of which their cash flows were insufficient to service their respective debt obligations.

Due to the weakening of RM against USD, the costs of investment for the Lion Group which were funded primarily by USD loans had escalated by more than 50% and this had resulted in a higher debt burden for the Lion Group than initially envisaged by the Board of Directors and management of the Lion Group.

The adverse business climate caused the returns of the Lion Group's new investments and existing businesses to be lower than expected and the global economic slowdown resulted in longer gestation periods for some of the Lion Group's large investments. Consequently, the Lion Group aggravated its debt burden and the Lion Group's ability to service its debt obligations is severely affected.

Traditionally, the Lion Group had managed its cash flows on a group basis whereby the funds were moved between PLCs. This centrally managed funds method resulted in a complex web of intertwined advances between PLCs.

The Lion Group is cognisant of the fact that a proper framework of controls needs to be conceived and implemented. In that respect, it is proposed that the current organisation and financial management structure at the Lion Group and individual PLC level be revamped. LLB has adopted a proactive stance to enhance and strengthen its financial infrastructure, corporate governance and operational effectiveness. Towards this end, LLB with the assistance of PwC has conducted a high level review of its internal organisation structure, financial systems and processes.

The overreaching aim of the exercise is to build a sound and sustainable management structure that will provide a clear overall strategic direction for LLB while allowing adequate autonomy and empowerment to the management to function efficiently as well as to ensure adherence to high standards of financial discipline and controls that are sustainable. The proposed financial management structure is designed to enhance greater financial management skills and discipline within the system to meet the objectives and obligations of the Proposed LLB Scheme can be met. This will put the LLB Group in good stead to meet new challenges. A high level approach which covers organisation structure, people/competencies, information technology and processes was adopted in the review.

In order to ensure that the organisational and financial systems are able to support the business strategy of the Proposed LLB Scheme and the future needs of the LLB Group, it is imperative that the proposed solutions derived from the review (including steps to restructure the organisational and financial management system for the Lion Group) be implemented.

The LLB Group is fully committed to ensure that the proposed organisational and financial management systems restructuring are implemented expediently.

The proposed solutions are guided by principles (which includes corporate governance) and best practices which will serve not only as the fundamental elements, but also as catalysts to expedite the achievement of the proposed structure and financial management system for the LLB Group. Corporate governance is the process and structure used to direct and manage the business and affairs of LLB towards enhancing business prosperity and corporate accountability with the ultimate objective of realising long term shareholders' value, whilst taking into account the interest of other relevant parties.

With the new structures, your Board is confident that the proposed organisational and financial management system will minimise the possibility of the past problems faced by the LLB Group from recurring.

Further details on the proposed organisation and financial management system restructuring are set out in Appendix XIII.

8. EFFECTS OF THE PROPOSED GWRS

Barring unforeseen circumstances, your Board expects the completion of the Proposed GWRS (including the Proposed LLB Scheme) to take place by the first quarter of 2003 following satisfaction of all conditions precedent as particularised in Section 11 of this Circular.

8.1 Share Capital

The effects of the Proposed LLB Scheme on the issued and fully paid-up share capital of LLB are as follows:

	No. of LLB Shares '000
Existing as at 25 November 2002	593,380
Proposed Capital Reconstruction for LLB	(148,345)
	445,035
LLB Shares to be issued pursuant to the Proposed LLB Scheme:	
Debt equity conversion to repay Inter-PLC Debts [1]	131,000
Equity-kicker [2]	16,896
LLB Group Non-FI Creditors [3]	88,622
Enlarged issued and fully paid-up capital #	681,553

Notes:

1 Settlement of Inter-PLC Debts owing by the LLB Group to the LCB Group as set out in Section 5.6(d) of this Circular

2 Number of LLB Shares to be issued as equity kickers are as follows:

	No of LLB Shares '000
(a) LLB Group FI Lenders	14,196
(b) Inter-PLC Debts	792
(c) Intra-company debt owing to AMSB	1,908
	16,896

3 Details on the LLB Group Non-FI Creditors are set out in Appendix VII

LLB established an ESOS on 15 May 2000, where LLB may issue ESOS options of up to 10% of the issued and fully paid-up share capital of LLB at any point in time. Based on the above enlarged issued and fully paid-up capital of LLB, LLB may issue up to 68.1 million ESOS options after the Proposed LLB Scheme pursuant to the ESOS. As at 25 November 2002, none of the 6.392 million issued ESOS options issued has been exercised

8.2 Substantial Shareholders

The effects of the Proposed GWRS on the substantial shareholders of LLB are as follows:

	As at 25 November 2002				After Proposed LLB Scheme			
	Direct		Indirect		Direct		Indirect	
	No. of LLB Shares	%	No. of LLB Shares	%	No. of LLB Shares	%	No. of LLB Shares	%
TSWC	1,680	@	342,079,285 (a)	57.65	-	-	300,455,728 (q)	44.08
LRPL	-	-	329,048,223 (b)	55.45	-	-	295,290,309 (r)	43.33
DAC	591,586	0.10	329,330,407 (c)	55.47	443,690	0.07	295,370,697 (s)	43.34
LDP	-	-	-	-	225,257	0.03	286,720,447 (t)	42.07
Horizon Towers	-	-	-	-	122,289	0.02	283,578,205 (u)	41.61
Lancaster +	11,518,084	1.94	320,561,025 (d)	54.02	4,570,237	0.67	8,344,605 (v)	1.22
Utara Enterprise +	-	-	320,561,025 (e)	54.02	-	-	8,344,605 (v)	1.22
WCSB +	7,466	@	320,561,025 (f)	54.02	-	-	8,344,605 (w)	1.22
LHSB +	12,482,614	2.10	308,078,411 (g)	51.92	4,952,951	0.73	3,391,654 (x)	0.50
Happyvest +	-	-	307,998,020 (h)	51.91	-	-	3,360,030 (y)	0.49
Amanvest +	8,297,194	1.40	299,529,946 (i)	50.48	-	-	-	-
Mirzan bin Mahathir +	-	-	299,529,946 (j)	50.48	-	-	-	-
Peringkat Prestasi (M) Sdn Bhd +	-	-	299,529,946 (k)	50.48	-	-	-	-
Umatrac +	296,797,060	50.02	2,732,886 (l)	0.46	-	-	-	-
LTAT	17,360,993	2.93	299,983,946 (m)	50.55	75,330,803	11.05	895,286 (z)	0.13
Timuriang +	-	-	299,529,946 (n)	50.48	-	-	-	-
ACB * +	1,002,783	0.17	298,527,163 (o)	50.31	-	-	-	-
LCB	756	@	299,529,190 (p)	50.48	282,576,909	41.46	1,001,296 (aa)	0.15

Notes:

(a) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), Horizon Towers (Direct-Nil; Indirect-100%), Lancaster (Direct-60%; Iindirect-Nil), LHSB (Direct-Nil; Indirect-80%), Tirta (Direct-Nil; Indirect-79%), WCSB (Direct-99.99%; Indirect-0.01%), Araniaga (Direct-Nil; Indirect-100%), Teck Bee (Direct-5.59%; Indirect-90.29%), LHPL (Direct-Nil; Indirect-58.80%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-49%; Indirect-1%), JJSB (Direct-Nil; Indirect-100%), Bayview (Direct-Nil; Indirect-100%), Trillionvest Sdn Bhd (Direct-99.99%; Indirect-Nil), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-59.61%), ACB (Direct-Nil; Indirect-36.97%), LCB (Direct-0.10%; Indirect-57.32%), Ceemax (Direct-Nil; Indirect-100%) and Konming (Direct-Nil; Indirect-100%)

(b) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), Horizon Towers (Direct-Nil; Indirect-100%), LHSB (Direct-19.17%; Indirect-Nil), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-100%), Teck Bee (Direct-Nil; Indirect-90.29%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-20%; Indirect-Nil), JJSB (Direct-Nil; Indirect-100%), Bayview (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), ACB (Direct-Nil; Indirect-35.56%), LCB (Direct-Nil; Indirect-34.42%) and Konming (Direct-Nil; Indirect-100%)

(c) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect–100%), Horizon Towers (Direct-Nil; Indirect–100%), LHSB (Direct-0.83%; Indirect–19.17%), Tirta (Direct-Nil; Indirect–70.64%), Araniaga (Direct-Nil; Indirect–100%), Teck Bee (Direct-Nil; Indirect-90.29%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-Nil; Indirect–20%), JJSB (Direct-Nil; Indirect–100%), Bayview (Direct-Nil; Indirect-100%), Sin Seng (Direct-20%; Indirect-Nil), Umatrac (Direct-Nil; Indirect–100%), AMB (Direct-0.14%; Indirect–59.54%), ACB (Direct-0.03%; Indirect-35.70%), LCB (Direct-0.15%; Indirect–35.40%), Konming (Direct-Nil; Indirect–100%) and 175,000 options granted pursuant to the LLB ESOS. However, DAC's shareholding in % terms excludes ESOS Options which have yet to be exercised

(d) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-20%; Indirect-Nil), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-51%), Teck Bee (Direct-Nil; Indirect-90.29%), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), ACB (Direct-0.75%; Indirect-35.36%), LCB (Direct-Nil; Indirect-32.56%) and Konming (Direct-Nil; Indirect-100%)

(e) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-20%; Indirect-Nil), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-51%), Teck Bee (Direct-Nil; Indirect-90.29%), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), ACB (Direct-Nil; Indirect-35.36%), LCB (Direct-Nil; Indirect-32.56%) and Konming (Direct-Nil; Indirect-100%)

(f) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-40%; Indirect-20%), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-51%), Teck Bee (Direct-Nil; Indirect-90.29%), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.06%; Indirect-59.54%), ACB (Direct-0.60%; Indirect-35.36%), LCB (Direct-0.21; Indirect-32.56%) and Konming (Direct-Nil; Indirect-100%)

(g) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-51%; Indirect-Nil), Teck Bee (Direct-90.29%; Indirect-Nil), JJSB (Direct-100%; Indirect-Nil), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.002%; Indirect-59.53%), ACB (Direct-0.002%; Indirect-35.36%), LCB (Direct-8.66%; Indirect-23.90%) and Konming (Direct-Nil; Indirect-100%)

(h) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-100%; Indirect-Nil), Tirta (Direct-51.31%; Indirect-15.64%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.53%), ACB (Direct-0.05%; Indirect-35.29%), LCB (Direct-Nil; Indirect-23.90%) and Konming (Direct-Nil; Indirect-100%)

(i) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.15%; Indirect-58%), ACB (Direct-1.03%; Indirect-29.80%), LCB (Direct-23.90%; Indirect-Nil) and Konming (Direct-Nil; Indirect-100%)

(j) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), ACB (Direct-Nil; Indirect-29.37%), LCB (Direct-Nil; Indirect-15.80%) and Konming (Direct-Nil; Indirect-100%)

(k) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), ACB (Direct-Nil; Indirect-29.37%), LCB (Direct-15.80%; Indirect-Nil) and Konming (Direct-Nil; Indirect-100%)

(l) Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct-57.99%; Indirect-0.01%), ACB (Direct-Nil; Indirect-29.36%), LCB (Direct-19.01%; Indirect-Nil) and Konming (Direct-Nil; Indirect-100%)

(m) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%), ACB (Direct-21%; Indirect-Nil), LCB (Direct-Nil; Indirect-20.19%), Affin-ACF (Direct-Nil; Indirect-100%) and Konming (Direct-Nil; Indirect-100%)

(n) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-100%; Indirect-Nil), AMB (Direct-Nil; Indirect-58%), ACB (Direct-Nil; Indirect-29.36%), LCB (Direct-Nil; Indirect-19.79%) and Konming (Direct-Nil; Indirect-100%)

(o) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), LCB (Direct-Nil; Indirect-20.19%) and Konming (Direct-Nil; Indirect-100%)

(p) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-57.99%), ACB (Direct-19.35%; Indirect-10.01%) and Konming (Direct-Nil; Indirect-100%)

(q) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%%), LHSB (Direct-Nil; Indirect-80%), JJSB (Direct-Nil; Indirect-100%), Tirta (Direct-Nil; Indirect-79%), Horizon Towers (Direct-Nil; Indirect-100%), LDP (Direct-49%; Indirect-1%), LMSB (Direct-Nil; Indirect-100%), Lancaster (Direct-60%; Indirect-Nil), Trillionvest (Direct-99.99%; Indirect-Nil), LCB (Direct-0.01%; Indirect-48.73%), AMB (Direct-0.002%; Indirect-47.89%) and Bright Steel Sdn Bhd (Direct-Nil; Indirect-100%)

(r) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-19.17%; Indirect-Nil), JJSB (Direct-Nil; Indirect-100%), Tirta (Direct-Nil; Indirect-67.04%), Horizon Towers (Direct-Nil; Indirect-100%), LDP (Direct-20%; Indirect-Nil), LMSB (Direct-Nil; Indirect-100%), LCB (Direct-Nil; Indirect-47.47%), AMB (Direct-Nil; Indirect-47.64%) and Bright Steel Sdn Bhd (Direct-Nil; Indirect-100%)

(s) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-0.83%; Indirect-19.17%), JJSB (Direct-Nil; Indirect-100%), Tirta (Direct-Nil; Indirect-70.64%), Horizon Towers (Direct-Nil; Indirect-100%), LDP (Direct-Nil; Indirect-20%), LMSB (Direct-Nil; Indirect-100%), LCB (Direct-0.02%; Indirect-47.60%), AMB (Direct-0.53%; Indirect-47.66%), Bright Steel Sdn Bhd (Direct-Nil; Indirect-100%) and Sin Seng (Direct-20%; Indirect-Nil) and excluding 175,0000 options granted pursuant to the LLB ESOS

(t) Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct-0.28%; Indirect-40.25%), AMB Direct-Nil; Indirect-37.97%), Horizon Towers (Direct-100%; Indirect-Nil), LMSB (Direct-100%; Indirect-Nil) and Bright Steel Sdn Bhd (Direct-Nil; Indirect-100%)

(u) Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct-40.01%; Indirect-Nil), AMB (Direct-0.04%; Indirect-37.93%) and Bright Steel Sdn Bhd (Direct-Nil; Indirect-100%)

(v) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-20%; Indirect-Nil), JJSB (Direct-Nil; Indirect-100%) and Tirta (Direct-Nil; Indirect-67.04%)

(w) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-40%; Indirect-20%), JJSB (Direct-Nil; Indirect-100%) and Tirta (Direct-Nil; Indirect-67.04%)

(x) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), JJSB (Direct-Nil; Indirect-67.04%) and Tirta (Direct-100%; Indirect-Nil)

(y) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-100%; Indirect-Nil) and Tirta (Direct-51.31%; Indirect-15.64%)

(z) Deemed interested by virtue of Section 6A of the Cos Act held via Bright Steel Sdn Bhd (Direct-Nil; Indirect-100%)

(aa) Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct-Nil; Indirect-37.93%) and Bright Steel Sdn Bhd (Direct-Nil; Indirect-100%)

@ Negligible

* The shareholding held by ACB include shares which have been pledged to certain FI Lenders under the Proposed GWRS. As such, the shareholding may change if the said FI Lenders dispose of the LLB Shares pledged to them.

\+ Ceased by virtue of Section 6A(4) of the Cos Act

(Direct; Indirect) : Interest of substantial shareholders

Public shareholding spread

As at 25 November 2002, the public shareholding in LLB amounted to approximately 44.6%. The public shareholding in LLB would increase to approximately 55.4% after the Proposed GWRS.

New substantial shareholders of LLB after the Proposed GWRS

The information on the new substantial shareholders of LLB (as at 25 November 2002) after the Proposed GWRS is set out below:-

Company	Issued and fully paid-up share capital	Directors	Substantial shareholder(s)	Principal Activities
LDP	RM1,000,000 comprising 1,000,000 LDP Shares	• Ong Kek Seng • Wang Wing Ying	• TSWC (Direct: 49%; Indirect: 1%) • Semangat Jelita Sdn Bhd (Direct: 10%; Indirect: Nil) • Glittertrade Sdn Bhd (Direct: 10%; Indirect: Nil) • Dayung Setia Sdn Bhd (Direct: 10%; Indirect: Nil) • LRPL (Direct: 20%; Indirect: Nil)	Investment holding and property management
Horizon Towers	RM251,000 comprising: - a) 250,000 Horizon Towers Shares; and b) 100,000 preference shares of RM0.01 each.	• Ong Kek Seng • Liew Choon Yick • Wang Wing Ying	• LDP (Direct: 100%; Indirect: Nil)	Property development and acquisition of landed properties for resale

Pursuant to the Proposed GWRS, LDP and Horizon Towers would emerge as new substantial shareholders of LLB by virtue of the following:

(i) Under the Proposed Corporate Restructuring Exercise for the LCB Group, it is proposed that LCB acquires 224.54 million LLB Shares representing 50.45% equity interest in LLB from ACB, Umatrac and Konming; and

(ii) Horizon Towers would be holding 40.01% equity interest in LCB after the Proposed GWRS.

(iii) LDP is the holding company of Horizon Towers.

8.3 Earnings and Dividends

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance of the LLB Group, which has been recording losses for the past 5 financial years. The Proposed LLB Scheme is envisaged to provide the LLB Scheme Companies with the financial ability to enable them to continue operations on a going-concern basis and to meet their financial obligation to the LLB Scheme Creditors over a period of time. With the debts of the LLB Scheme Companies restructured, your Board and the management of the LLB Group would be in a position to focus on creating value for all stakeholders.

Barring unforeseen circumstances and assuming the Proposed GWRS is completed in the first quarter of 2003, the consolidated (loss)/profit forecast of LLB before and after the Proposed GWRS for the FYE 30 June 2003 would be as follows: -

	Before the Proposed GWRS	After the Proposed GWRS
(LAT and MI)/PAT and MI (RM'million)	(89)	74
Weighted average number of LLB Shares in issue ('million)	593	544
Net (LPS)/EPS (sen)	(15.0)	13.6

The consolidated (loss)/profit forecast of LLB for the FYE 30 June 2003 together with the principal bases and assumptions and the Reporting Accountants' letters thereon are set out in Appendix IV(a).

For the FYE 30 June 2002, LLB declared a first and final gross dividend of 0.1% (less income tax at 28%). Barring unforeseen circumstances, your Board expects that the Company will be able to maintain the quantum of dividend declared in respect of the FYE 30 June 2002 for the FYE 30 June 2003.

The estimated expenses incurred/to be incurred by LLB for the Proposed LLB Scheme is approximately RM18 million, details of which are set out below:

	RM 'million
Professional fees for advisers (advisers, auditors, reporting accountants, etc)	16.0
Fees to authorities including additional listing fee	0.3
Printing and advertising	0.2
Miscellaneous and contingencies	1.5
	18.0

8.4 NTA and Gearing

Based on the audited consolidated balance sheet of LLB as at 30 June 2002, the proforma effects of the Proposed LLB Scheme, on the consolidated NTA and gearing of LLB are as follows:

		←PROFORMA→					
		After Proposed Corporate Restructuring Exercise					
	Audited as at 30.6.2002	After *Acquisition* of Antara	After Proposed *Capital* Reconstruction for LLB	After *Proposed* Acquisitions and Divestments	After Proposed Settlement of Inter-PLC Debts	After *Proposed* Debt Restructuring Exercise	After *Proposed* Divestment Programme
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Share Capital	593,380	593,380	445,035	445,035	576,035	681,553	681,553
Share Premium	515,190	515,190	515,190	515,190	515,190	515,190	515,190
Other Reserves	(464,927)	(464,927)	(316,582)	595,056	614,821	730,381	699,429
Shareholders' Equity	643,643	643,643	643,643	1,555,281	1,706,046	1,927,124	1,896,172
Less : Goodwill	170,295	170,295	170,295	376,840	376,840	376,840	376,840
Expenditure c/f	20,536	20,536	20,536	57,418	57,418	69,218	57,798
NTA	452,812	452,812	452,812	1,121,023	1,271,788	1,481,066	1,461,534
NTA per share (RM)	0.76	0.76	1.02	2.52	2.21	2.17	2.14
Total borrowings	2,003,012	2,003,012	2,003,012	2,429,695	2,429,695	2,431,760	2,423,487
Gearing (times)	3.1	3.1	3.1	1.6	1.4	1.3	1.3

Notes:

(i) The definitions used herein shall have the same meaning as the proforma consolidated balance sheets as at 30 June 2002 as disclosed in Appendix IV(b).

(ii) As at 30 June 2002, the LLB Group's net Inter-PLC Debts was approximately RM1.2 billion and upon the completion of the Proposed GWRS, the LLB Group would not have any Inter-PLC Debts.

(iii) The Proposed Acquisitions and Divestments comprise the following:

a) Proposed Acquisition of Posim
b) Proposed Acquisition of CPB
c) Proposed Divestment of Avenel
d) Proposed Divestment of Lion Plaza

The detailed proforma consolidated balance sheets of LLB together with the underlying bases and assumptions and the Auditors' letter thereon is set out in Appendix IV(b).

8.5 Group Structure

Existing Group Structure



LCB
Isuzu vehicle (Sabah and Sarawak), HRC, Steel furniture
29.4%
19.4%
50% + 1 share
ACB
Retail Business (Malaysia and the PRC), Tyres, Property Development, HRC, Plantations, Ipoh Parade, Mutiara Parade, Seremban Parade
Megasteel
HRC
40%
59.5%
58.0%
55.0%
50.5%
70%
52.4%
CPB
9 China Breweries #, Subang Parade *, Mahkota Parade *
AMB
Motorcycles, Suzuki 4-Wheel Drives, Tyres (the PRC), Motorcycle (the PRC), 4-Wheel Drives (the PRC)
20%
Avenel
Investment Holding
25%
LLB
Property Development, Klang Parade
Akurjaya
Investment Holding, Plantation Management and Property Development
Silverstone
Tyres
83.7%
Posim
Investment Holding, Distribution of Building Materials
99.0%
AMSB
Steel Bars and Wire Rods, HBI
97.8%
100%
SFI
Pulp and Paper, Log and Plywood
Antara
Steel Billets and Bars

China Breweries comprises Lion Brewing Group Co Ltd (55%), Pingyang Lion Beer Co Ltd (55%), Ningbo Lion Brewery Co Ltd (44.7%), Zhuzhou DEbier Brewery Co Ltd (68.5%), Hunan DEbier Brewery Co Ltd (55%), Hubei Jinlongquan Brewery Co Ltd (60%), Hubei Lion Brewery Co Ltd (60%), Jiangsu DEbier Brewery Co Ltd (55%) and Shandong DEbier Brewery Co Ltd (60%).

* On 24 October 2002, CPB announced the proposed disposal of its shopping mall, Subang Parade, to Hektar Premier Sdn Bhd ("HPSB") (formerly known as Onyee Holdings Sdn Bhd) for a cash consideration of RM223.41 million. In addition, CPB has also entered into a call option agreement with HPSB, pursuant to which HPSB is granted a call option by CPB to purchase Mahkota Parade for a cash consideration of RM146.59 million.

Group Structure After the Proposed GWRS



90.0%
LCB
Investment Holding and Steel Products
Megasteel
HRC
41.5%
35.0% *
99.0%
LLB
Property Development, Klang Parade
ACB
Property Development, Retail Business (Malaysia and the PRC), Plantations
AMSB
Steel Bars and Wire Rods, HBI
36.0% **
AMB
Motorcycles, Suzuki 4-Wheel Drives, Tyres
100%
Antara
Steel Billets and Bars
83.7%
59.5%
100%
Posim
Investment Holding, Distribution of Building Materials
CPB
9 China Breweries
Silverstone
Tyres
97.8%
SFI
Pulp and Paper, Log and Plywood
* Before conversion of new the ACB warrants
** Before conversion of the RCCPS

9. RISK FACTORS

The Proposed LLB Scheme is premised on certain assumptions. The following is a discussion by the management of the LLB Group of the key considerations and uncertainties (which may not be exhaustive), in addition to other information contained in this Circular, pertaining to the Proposed LLB Scheme and the consequential impact or risks that may arise.

9.1 LLB Shares

Under the Proposed LLB Scheme, LLB Shares would be offered to the LLB Scheme Creditors. The market value of the LLB Shares would amongst various factors be linked to the financial performance of the LLB Group. Whilst the management of the LLB Group has plans and strategies to execute the divestment programme and achieve expected results for SFI and the LLB Scheme Companies, which they believe to be reasonable, there can be no assurance that such plans and strategies will be achieved and that the LLB Group can be completely turned around. Accordingly, the price at which LLB Shares will trade on the KLSE subsequent to the implementation of the Proposed LLB Scheme may or may not corresponds with the value/price of the LLB Shares assumed in the Proposed LLB Scheme, or that an active market for LLB Shares may or may not exist.

9.2 LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts

The overall concept of the Proposed LLB Scheme is essentially a rescheduling of the LLB Scheme Companies' debts so that their debts may be repaid in a structured and timely manner going forward. Whilst the management of the LLB Group has matched the projected cash flows (after setting aside a certain amount to cater for future contingencies) with redemption/repayment obligations under the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts, there is a considerable degree of subjective judgement involved in making the underlying assumptions on which the projections are premised, and more importantly, such assumptions are often subject to uncertainties and contingencies outside the control of the management of the LLB Group. Although the management of the LLB Group believes that the buffer set-aside is reasonable to cater for future contingencies, the actual cash flows achieved may or may not be sufficient to redeem/repay the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts according to the proposed schedule.

The sources of cash flows which have been identified by your Board to redeem/repay the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts over the period to 31 December 2010 are summarised below:

Sources of cash flows	% of contribution
SFI dividends (via Posim) (Note a)	10.2
Net proceeds from the Proposed Divestment Programme for the LLB Group (Note b)	70.1
Realisation of ACB shares (Note c)	5.4
Redemption of ACB Bonds (Note d)	7.0
Proposed injection (Note e)	7.3
Total	**100.0**

Notes:

(a) SFI Dividend

SFI is a key subsidiary of Posim. SFI's future cash flows has been identified to support the Proposed Debt Restructuring Exercise for the LLB Group. The upstreaming of SFI's cash flow to LLB will be through dividend upstreaming to Posim in order for Posim to upstream the dividend to LLB.

The risks associated with the business of SFI is disclosed in Section 9.5.2(iii) of this Circular.

(b) Net proceeds from the Proposed Divestment Programme for the LLB Group

Pursuant to the Proposed Divestment Programme for the LLB Group, the LLB Group is expected to raise RM541.2 million (in nominal amount) over a period of 4 years ending 31 December 2006 from the disposal of assets as described in Section 5.8 of this Circular. As the divestment proceeds account for approximately 70.1% of the total cash flows dedicated to redeem/repay the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts, the viability of the Proposed LLB Scheme hinges on, amongst others, the success of Proposed Divestment Programme for the LLB Group. It should be noted that the achievability of the timing and values of the divestments are subject to certain inherent risks and uncertainties.

The values attributed to the divestment assets are generally based on management's estimates, adjusted book value, market trade price or adjusted indicative valuation, save for completed sales where the divestment proceeds are based on actual transacted price. It is to be noted that the Reporting Accountants of LLB has also raised its concern on the effects on the Proposed Divestment Programme for the LLB Group as it may have an impact on the profit forecast as the actual disposal price and timing of the divestments may differ from those forecast because events and circumstances frequently do not occur as expected, and the differences may be material. Please refer to Section 9.6 of this Circular for further details.

(c) Realisation of the ACB Shares

Pursuant to the proposed settlement of Inter-PLC Debts between the ACB Group and the LLB Group, LLB would receive 41.29 million ACB Shares. Upon receiving the ACB Shares, LLB would divest these ACB Shares. However, the ability of LLB's management to divest these shares and to secure the best price would depend largely on the market sentiments and the timing in which LLB's management chooses to divest the ACB Shares. As stated in Section 6.7 of this Circular, as the aforesaid ACB Shares would not be sold on the Issue Date, the LLB Bonds and the LLB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002 shall be deferred and paid by 30 June 2003 to allow the management of LLB to have more time to divest the 41.29 million ACB Shares.

The risks associated with the business of ACB are disclosed in Section 9.5.3 of this Circular.

(d) Redemption of ACB Bonds

As disclosed in Section 5.5 of this Circular, pursuant to the Proposed LLB Scheme, LLB will dispose of its entire equity stake in Lion Plaza to Akurjaya for RM35.66 million. The sales consideration shall be satisfied partly by the issuance of RM34.90 million in net present value of ACB Bonds.

The ACB Bonds to be received by LLB would be held by LLB until their maturity upon which the cash flows from their redemption would be utilised to redeem/repay the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts. It is to be noted that the cash flows arising from the redemption of ACB Bonds (including the upfront cash payment) only forms 7.0% of the total cash flows dedicated to redeem/repay the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts.

The cash flows dedicated to redeem the ACB Bonds are from the following sources:-

(i) Proposed Divestment Programme for the ACB Group which is over a period of 5 years up to 31 December 2006;
(ii) Disposal of LCB Shares; and
(iii) Redemption of LCB Bonds issued to ACB

The cash flows arising from the redemption of LCB Bonds are in turn backed by Megasteel's cash flow, Proposed Divestment Programme for the LCB Group and repayment of Inter-PLC Debts by the CPB Group to the LCB Group.

The risks associated with the business of ACB are disclosed in Section 9.5.3 of this Circular.

(e) Proposed Injection

Under the Proposed LLB Scheme, it is contemplated that there will be a cash injection of approximately RM56 million in the year ending 31 December 2010 to cover the projected cash shortfall in that year in order to fully redeem/repay the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts. However, your Board has yet to determine the sources of injection as of the date of this Circular.

9.3 Control by substantial shareholders

Currently, LLB is a 50.5% subsidiary of ACB which in turn is 29.4% held by LCB. LCB would continue to be the largest shareholder of LLB with a 41.5% shareholding in LLB after the Proposed LLB Scheme. It is to be noted that LCB would be 48.8% owned by TSWC Concert Parties after the Proposed GWRS. As such, the TSWC Concert Parties (of whom the leader is TSWC) will be able to exercise a material influence over the LLB Group via LCB, including the appointment of Directors and influence certain corporate transactions and future direction of the LLB Group's business.

9.4 Key management and organisational and financial management system

The LLB Group's businesses and operations are depend materially on the services of certain key personnel. The loss of these key employees may materially and adversely affect the LLB Group's businesses and operations. Further, a sound management and financial infrastructure that ensures adherence to high standards of financial discipline and controls, is key for the fulfilment of the clear benchmarks set for the management of the LLB Group in the yearly redemption/repayment profile of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts. No service contract has been entered into between the LLB Group and its key personnel. Accordingly, the success of the Proposed LLB Scheme would depend on the LLB Group's ability to retain its key personnel, or that it will successfully attract and retain additional or replacement personnel with the requisite experience and capabilities, and the full actualisation of the organisational and financial management system restructuring as set out in Section 7 and Appendix XIII of this Circular.

The LLB Group has implemented the following to retain key personnel of the LLB Group:

(i) ESOS, which is aimed at retaining and rewarding the key personnel whose services are vital to the operations and continued growth of the LLB Group and to instil a sense of belonging and dedication through direct equity participation in LLB;

(ii) performance based incentive scheme, which is aimed at motivating the key personnel towards better performance through greater productivity and loyalty to the LLB Group;

(iii) compensation and benefits packages, which are comparable to the industries' norm;

(iv) setting-up of a Group Human Resource Development Committee, which identifies senior management development programmes to be carried out to instil a sense of leadership; and

(v) succession planning and career development programme for key personnel.

9.5 Business risks and qualitative considerations

9.5.1 The corporate structure of the LLB Group after the Proposed LLB Scheme is set out in Section 8.5 of this Circular.

The principal activities of the LLB Group after the Proposed LLB Scheme are as follows:

(a) manufacture and marketing of steel products such as steel bars, wire rods and HBI (via AMSB);

(b) beer brewing (via China Breweries); and

(c) integrated wood-based activities and pulp and paper mill operation (via SFI).

The management of LLB has included contributions from the ACB Group as LLB receives ACB Bonds and ACB Shares from the Proposed Settlement of Inter-PLC Debts owing by the ACB Group to the LLB Group and Proposed Divestment of Lion Plaza.

9.5.2 The LLB Group is subject to certain risks inherent in the industries in which it operates. Risks generally applicable to the LLB Group include changes in general economic and business conditions and changes in the political, legal and regulatory framework in the countries which are the key markets for the LLB Group or where their operations are located. Further, risks generally applicable to the LLB Group also include interest rate risk which may increase the costs of capital and foreign exchange rate risk which in turn affects the LLB Group's export and import transactions with overseas markets.

In addition to the aforesaid, the following are based on discussion with the management of the LLB Group of the specific business risks and qualitative considerations for the LLB Group.

(i) **Steel product business under the LLB Group**

Sensitivity to the performance of the construction and construction-related engineering industries

AMSB is a producer of long steel products. Deformed steel bars are a popular form of infrastructural foundation for buildings and other erections, whilst wire rods have wider applications, including wire mesh, fencing, nails and other building materials. The consumption of long steel products is highly dependent on the performance of the construction and construction-related engineering industries. AMSB's business may be affected by any adverse development in the construction and construction-related engineering industries. For example, the recent repatriation of illegal foreign workers has badly affected the construction industry resulting in a drop in demand for building materials, including steel bars and wire rods, since August 2002. To offset the lower domestic sales, AMSB has intensified its export sales efforts.

Raw material

The domestic steel industry is subject to the inherent drawback of the country being a net importer of scrap, an important raw material and the fact that the country is not abundant with iron ore. The recent instability in the Middle East has driven up oil prices, which have affected freight costs and resulted in higher international prices for scrap. If the world oil prices continue to rise, there is also a risk that electricity tariffs would increase. As electricity is a major cost, this would have a significant impact on margins. Adverse raw material prices movements may result in lower margins, if AMSB is unable to pass on the additional cost by increasing its products prices. AMSB has submitted an application to the Ministry of Domestic Trade and Consumer Affairs to increase the prices of billets and steel bars by RM100 per tonne. The prices of wire rods increased by RM100 per tonne in 2002.

Working capital and high gearing

AMSB requires approximately RM510 million in working capital to fund its operations. As a temporary measure, AMSB relies on ad-hoc arrangements including extensions from trade creditors and third party trade line facilities. In the future, AMSB is expected to fund its operations from its operating cash flows and cash flows support from the Proposed GWRS. If actual operating cash flows and cash flows support from the Proposed GWRS is less than assumed, AMSB may or may not be able to achieve its intended production output. In addition, AMSB's outstanding borrowings amounting to approximately RM1.62 billion does not provide a conducive environment for further expansion should and when the need arises.

Impact of AFTA

With the CEPT Scheme under AFTA, intra-regional tariffs on goods (where at least 40% of raw materials used in the final product are sourced domestically) is reduced to between 0% and 5% by 1 January 2003. As such, the domestic steel industry will have to be more cost and quality competitive in the future. In this regard, the management of the LLB Group believes that AMSB's cost efficiency, which is demonstrated by the fact that AMSB is one of the few domestic steel millers which recorded earnings in the recession years of 1997 to 2000, is able to export its products when domestic demand was low and compete at the international level where products prices are historically lower. Notwithstanding the aforesaid, the intensification of competition in the domestic and export markets, may adversely affect the LLB Group's steel products business in the future.

(ii) **Beer brewing business under the LLB Group**

Competition

Competition amongst breweries in a municipality/district in the PRC is intense as there is a variety of beer offerings under different brand-names. In this regard, the management of China Breweries believes that they are able to stay ahead of competitors through the China Breweries sizeable share of the beer market in the municipalities or provinces in which they operate.

However, whilst imported beers do not presently account for a significant portion of the PRC beer sales, the entry of the PRC into the World Trade Organisation leads to lower tariff for imported beers. This provides other foreign premium beers especially from Europe and the USA an opportunity to compete more effectively in the PRC market. Accordingly, the intensification of competition in the PRC beer market may adversely affect the LLB Group's beer brewing brew business in the future.

Fragmented market

The China Breweries are located in 5 provinces in the PRC. The beer market in the PRC is very fragmented as consumers at different cities or provinces have their own preferred taste such as bitterness, lightness and colour of the beer. The diversity in consumers' preferred taste may hamper the ability of the China Breweries to penetrate other municipalities/provinces where the China Breweries has no market presence.

In order to mitigate this risk, the management of China Breweries has actively embarked on several strategies which include seeking foreign joint-venture partners, securing licensing agreement and enhancing the brand names of the beer brewed by the China Breweries..

(iii) **Forest products under the LLB Group**

Fluctuations in selling prices

The timber industry is generally subjected to fluctuations in selling prices of timber products. Whilst the management of SFI strives to mitigate the adverse effect of fluctuations in the selling prices of its products by diversifying into new markets such as Europe, Japan and the UK, minimising reliance on a few major customers and producing quality products, there can be no assurance that fluctuations in selling prices of timber products may not adversely affect SFI's business in the future.

Competition

SFI faces competition from local and foreign competitors. Nonetheless, the management of SFI believes that SFI has competitive advantages in terms of high quality products and by continuously upgrading its expertise and range of products to meet the needs of its customers through its research and development efforts. In addition, there are various barriers of entry in the timber industry such as substantial capital requirements, expertise and availability of timber resources. However, there can be no assurance that competitive pressures will not adversely affect SFI's business in the future.

Environmental issues

Over the last decade, changing consumer preferences, environmental issues and wood supply concerns were amongst the causes of downturn in the tropical timber trade for some timber products. If such issues resurface, they can adversely affect SFI's business in the future.

9.5.3 LLB will receive ACB Bonds and ACB Shares pursuant to the Proposed Corporate and Debt Restructuring Exercises for the LLB Group. The proceeds from the redemption of the ACB Bonds and disposal of ACB Shares are identified as one of the key sources of cash flows backing the redemption/repayment of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts. After the Proposed GWRS, the principal activities of the ACB Group are property development, cultivation of rubber and oil palm, processing of palm oil, plantation management and operation of departmental stores and hypermarkets.

LLB's holding of the ACB Bonds and ACB Shares is subject to certain risks inherent in the industries in which the ACB Group operates. The following is a discussion of the specific business risks and qualitative considerations for the ACB Group as extracted from the Circular issued by ACB.

(i) **Property development under the ACB Group**

Sensitivity to economic downturn and oversupply in the property market

The demand for properties is closely correlated to the general economic, business and credit conditions and the supply of available properties. There is currently an excess supply of properties. Whilst it is possible to minimise the effects of weaker demand in an economic slow-down or an oversupply in the property market by careful designing to meet market expectations in terms of price and design, there can be no assurance that the ACB Group's property development business would not be affected by any adverse development in the general economic, business and credit conditions or an oversupply in the property market in the future.

Marketing decisions relating to the ACB Group's property development, such as product features and pricing, are made after careful consideration of the prevailing economic climate and the level of competition. Particular attention is directed towards keeping the prices and payment terms for the product placed out for sale to be within the financial means of the target market sector. A key factor is the arrangement for flexible end-financing terms to allow easy ownership. Such measures, in ensuring that the property products are well received by customers, also help to insulate the ACB Group's property development business from the full impact of any slowdown in the property market.

Delay in the completion of projects

The timely completion of a development project depends on many external factors, such as securing approvals of governing bodies as scheduled, obtaining the required construction material and satisfactory performance of contractors appointed for the development project. Whilst the management of the ACB Group has many years of experience in property development implementation, there is no assurance that these factors would not surface to delay the completion of any project and adversely affect the ACB Group's property development business.

Construction progress on ACB's property development sites is monitored closely against the works schedule drawn-up to complete each phase timely. Should there be any indication of a delay in progress, immediate steps are taken to identify the cause of delay for prompt corrective actions to be initiated to mitigate the risk of major delays.

Land-bank

The management of the ACB Group is of the view that it has in the past years been successful in identifying land at favourable locations with good development potential. Notwithstanding this, there can be no assurance that the ACB Group's land-bank of about 7,100 unconverted acres of land would become sought after areas and have good development potential. However, continuous efforts are made to keep track of the changing demand patterns and market preferences so that property products could be tailored accordingly. These include close follow-up on market reports and customer feedbacks. The management of the ACB Group recognises that a keen understanding of the market is important in maximising the yield

potential from its land-bank through progressive development of raw land into well received value-added finished property units

Details on the location and size of the ACB Group's land bank are set out below:

Location	Address	Size (Acres)
For mixed development		
Bagan Sena Estate [1]	Mukim of Bagan Sena District of Kulim Kedah	2,872.20
Brooklands III [2]	HS(D) 5377 PT 6339 Mukim Tanjong Duabelas Daerah Kuala Langat Selangor	1,243.87
Batu Sebelas Development [3]	Chembong Estate Mukim of Rembau Negeri Sembilan	1,185.00
Tanjung Rambutan Estate [4]	Mukim of Ulu Kinta District of Kinta Perak	883.00
Merbau Pulas Estate [5]	Lot 1, 6 & 537 Mukim of Padang Meha District of Kulim Kedah	847.73
Tebrau Land [6]	Lot 2938-2939 Mukim Tebrau District of Johor Bahru Johor	44.18
Segambut Land [7]	Geran 26262 Lot 4060 Mukim of Batu Jalan Segambut Kuala Lumpur	6.35
Total		**7,082.33**

Notes:

Further details on the above land are set out in:

1 - Item 6(1) of Appendix II(c)
2 - Item 6(9) of Appendix II(c)
3 - Item 6(2) of Appendix II(c)
4 - Item 6(5) of Appendix II(c)
5 - Item 6(12) of Appendix II(c)
6 - Item 6(3) of Appendix II(c)
7 - Item 6(14) of Appendix II(c)

Location	Address	Size (Acres)
For mixed development *		
Mutiara Parade	HS(D) 10 PT 6 Bandar Georgetown Section 17 Daerah Timur Laut Penang	2.52
Mahkota Seaworld	HS(D) 49710 PT 497 Kawasan Bandar XLII Daerah Melaka Tengah Melaka	2.15

Location	Address	Size (Acres)
Visionwell Land	CT 13782 Lot 692 Section 57, Jalan Nagasari Kuala Lumpur	2.13
Seremban Parade Land	HS(D) 92634 PT 5148 Lot 4973 Jalan Dato' Bandar Tunggal Seremban	2.00
Total		**8.80**

Note:

* Further details on the above land are set out in Item 10 of Appendix II(c).

Shortage of labour

The ACB Group's property development business depends on the availability of foreign labour. Changes in government policy can affect the availability and cost of labour and accordingly, there is no assurance that such factors would not surface and adversely affect the ACB Group's property development business. To minimise the exposure to labour shortage, construction contracts are awarded inclusive of supply of labour to complete the works at the pre-agreed contract sum and completion date. The performance of each contractor is supervised closely to ensure that the terms of the contract are complied with, including delivery of construction works at the agreed schedule with the expected quality. While every effort is made to ensure that contracts are only awarded to reliable parties, in the event that any contractor fails to honour its obligations, a replacement contractor would be appointed soonest possible to minimise disruptions to the development programme.

Shortages in raw material

Historically, there have been periods where there were supply shortages of certain building materials in the country. The shortages in supply included materials like cement and steel where there were only a few key local producers. If such incidents recur, they can result in higher costs and/or delays in the completion of the development projects to be undertaken by the ACB Group in the future. However, in the event of such upswing in the cost of building materials, the pricing of property units to be offered by the ACB Group to the market would be adjusted accordingly to compensate for the increased construction cost. Alternatively, substitute building materials could be sourced to cushion this risk.

(ii) **Parkson retail business under the ACB Group**

Sensitivity to economic downturn

The Parkson retail business which is located in Malaysia and the PRC, is highly correlated and sensitive to the spending power of consumers, which in turn is closely correlated to the general economic, business and credit conditions in Malaysia and the PRC. Whilst the management of the ACB Group can adjust its product offerings in times of economic downturn to cater to the decrease in disposable income, the ACB Group's retail business may be affected by any adverse development in the general economic, business and credit conditions in Malaysia and the PRC in the future.

Competition

The retail market in Malaysia and the PRC is highly saturated with a variety of trading style ranging from the hypermarkets, supermarkets and departmental stores as the barrier of entry is relatively low. Whilst the management of the ACB Group has in the past introduced shopping programmes and customer services which they believe are innovative, and advertising and promotion programmes which they believe are creative to stay ahead of competitors, the entry of further players in the retail market and the fact that there is high substitutability of merchandise, may adversely affect the ACB Group's retail business in the future.

Supply risk

Generally, retail merchandise is highly substitutable. As a consequence, accurate and timely procurement of merchandise in response to customer demand is crucial, not only to prevent excess stock or obsolescence but also to secure market share. Further, procuring merchandise at the lowest price and pricing the merchandise competitively is also crucial to the ACB Group's retail business. Whilst the management of the ACB Group has many years of experience in procurement and pricing of merchandise in response to customer demand, the ACB Group's retail business is nonetheless subject to such risks in the future.

(iii) Plantation business under the ACB Group

Fluctuations in prices

The prices of palm oil and rubber, similar to those of other commodities, are subject to fluctuations. Historically, they had fluctuated from a low of RM578 per tonne for crude palm oil ("CPO") and RM1.89 per kg for Ribbed Smoked Sheet ("RSSI") to a high of RM2,377 per tonne for CPO and RM3.96 per kg for RSSI since 1980. Accordingly, the ACB Group's plantation business is subject to the risk of fluctuations in the prices of palm oil and rubber.

(Source: Malaysian Rubber Board and Malaysian Palm Oil Board)

Weather conditions

Adverse weather conditions can affect production in the ACB Group's plantations. Rainy weather will prevent workers from harvesting the crop, whilst dry spells will delay the ripening of fresh fruit bunches and thus result in slower production.

Shortage of labour (Peninsular Malaysia)

The plantation business is labour intensive. The ACB Group's plantations in Peninsular Malaysia are subject to the risk of labour shortage, which would ultimately affect the harvesting of the produce and to a lesser extent, the quality of the produce. To minimise this risk, the ACB Group has applied and was given approval by the government to bring in 100 Indonesian workers. To date 64 Indonesian workers have been brought in and the rest will be brought in as and when required.

9.6 Emphasis of Matter in the Reporting Accountants' Letter on the Consolidated (Loss)/Profit Forecast of LLB for the FYE 30 June 2003 ("Forecast Letter") as particularised in Appendix IV(a)

The Reporting Accountants of LLB had in its letter dated 27 December 2002 raised certain emphasis of matters on the profit forecast of the LLB Group for the FYE 30 June 2003. The views of your Board on the emphasis of matters raised are set out below:

Without further qualification on its opinion, the Reporting Accountants has under paragraph 3 of its letter drawn attention to the following:

i) The consolidated profit forecast for the FYE 30 June 2003 includes the effects of the Proposed Divestment Programme for the LLB Group. The actual disposal price and timing of the divestments may differ from those forecast because events and circumstances frequently do not occur as expected, and the differences may be material. Consequently, the ultimate effects of the proposed divestments on the forecast results cannot be determined presently;

ii) In view of the financial position of the LLB Group and the plans of the Directors to implement a scheme involving the restructuring of the LLB Group's debts and rationalisation of the LLB Group structure, the validity of preparing the forecast on a going concern basis depends upon the successful implementation of these restructuring plans; and

iii) The Board has assumed that the fair values of the separable identifiable assets and liabilities of Posim and CPB approximate their respective book carrying values. Had a valuation been carried out, the fair values may differ from the book carrying values and the difference may be material. Consequently, the ultimate effects of the proposed acquisition of Posim and CPB on the forecast results, including the amortisation of the reserve on consolidation, cannot be determined presently.

In respect of item (i) above, the estimated disposal price and timing of divestments are based on management's best estimates in light of the prevailing market condition and information. The achievability of these disposal price and timing of divestment, are subject to market factors which are outside the control of the LLB Group and by their very nature, cannot be ascertained with any degree of certainty. Whilst the necessary steps will be taken by the management of LLB to divest the identified assets as scheduled, the actual disposal price and timing of divestment may be different from those assumed in the forecast. As the proceeds from the divestment assets form a significant source of cash flow to the LLB Group, any material deviation in the disposal price and timing of divestment is likely to have a material impact on the forecast results of the LLB Group. Accordingly, the Reporting Accountants has highlighted this matter in its letter. In view of this, your Board will take necessary steps which include seeking alternative sources of cash flows as may be necessary to minimise the inherent risk associated with the proposed divestments.

In respect of item (ii) above, the forecast of the LLB Group has been prepared by your Board based on the going concern basis, which assumes that the LLB Group will continue its operation for the foreseeable future and that the LLB Group has neither the intention nor the need to liquidate or curtail materially the scale of its operations.

The main objective of the Proposed LLB Scheme (as set out in Sections 5 and 6 of this Circular) is to enable each of the LLB Scheme Companies to, *inter alia*, continue its operations as a going-concern and to ensure that the LLB Scheme Companies are able to meet their commitments to the LLB Scheme Creditors. Having considered the financial position of the LLB Group, your Board is of the view that the Proposed LLB Scheme will be successfully implemented. Accordingly, your Board considers it appropriate to prepare the forecast of the LLB Group on a on-going concern basis. Further, your Board has been closely monitoring the progress of the Proposed GWRS to ensure the completion of the Proposed GWRS.

In respect of item (iii) above, the Malaysian Accounting Standard Board ("MASB") Standard No. 21 Business Combinations prescribes the accounting treatment for business combinations covering acquisition accounting, which is applicable for accounting periods commencing 1 July 2001. An important implication here is that valuations have to be performed at the effective date of exchange. The determination of the fair value upon the implementation of the Proposed GWRS may result in variances in the resultant goodwill amount, which will consequently have an impact on the forecast. As it is a critical assumption, the Reporting Accountant has highlighted this matter in its letter. Your Board takes cognisant of the matter and measures will be taken to address the above matter, which would entail an exercise to ascertain the fair values of these acquired assets and liabilities upon completion of the Proposed GWRS. In particular, your Board would commission to ascertain the fair value of the assets and liabilities of Posim and CPB on the Issue Date.

10. FUTURE PROSPECTS

10.1 World economy prospects for 2003

A more promising global outlook is expected in 2003, with growth projections in most regions to be more certain and stronger while unemployment, lower. World trade is envisaged to expand by 6.6% (2002: 2.5%), driving world growth to 3.7% (2002: 2.8%). Even though inflation will be subjected to some upward pressure with the growth momentum gathering speed, it is expected to remain low.

Downside risks to the generally optimistic outlook for 2003 will emanate mainly from the Middle East tensions. Oil prices, which have been increasing in recent months, may further escalate should the USA begin war with Iraq, putting the brake on global growth.

Notwithstanding the downside risks, world growth is envisaged to be on track, with the major economies, USA, Japan and the euro area expected to perform better, and global electronics demand rebounding. In the USA, higher growth is likely in response to a better trading and investment environment. The threat of trade war when the USA imposed tariffs on foreign steel, has receded after the USA announced new exemptions on around half of the seriously affected European steel products while legislation has been put in place to address the issue of corporate and accounting scandals. The euro region likewise is expected to show enhanced performance, with real GDP growth doubling to 2.9% (2002: 1.4%), featuring stronger current account balance as well as lower inflation and unemployment in most of the major economies in the world. The most notable progress, however, is seen in Japan, which is expected to emerge from its third recession in a decade. Together with the euro area, Japan will complement growth in the USA to provide a more stable global growth.

(Source: Economic Report 2002/2003)

10.2 Malaysian economy prospects for 2003

Led by further improvements in both external and domestic demand, the Malaysian economy is envisaged to strengthen in 2003. All sectors of the economy are expected to register positive growth rates. The anticipated growth in the global economy and world electronics demand will contribute to a more robust and broad-based growth in the manufacturing sector. The agriculture sector is expected to expand stronger with higher palm oil production. Economic expansion will also hasten the pace of growth in the services sector while underlying demand for affordable housing and on-going public projects such as the Bakun Hydroelectric Dam and the double-tracking rail projects will continue to fuel growth in the construction sector. Overall, real GDP growth is expected to accelerate to 6%-6.5% in 2003. With these encouraging economic prospects, gross national product per capita is projected to rise further by 5.5% to RM14,098 (equivalent to USD3,710) from RM13,361 (equivalent to USD3,516) in 2002.

(Source: Economic Report 2002/2003)

10.3 Steel products business under the LLB Group

The Malaysian steel industry is very much a localised industry whereby there had previously been little or no exports of long steel products. However, the industry has since gone regional, albeit on a small scale, where there are now exports to certain countries within the Asia-Pacific region. AMSB therefore places greater emphasis on the domestic rather than the international market.

The iron and steel industry has made good progress since 1998, when the effects of the Asian financial and economic crisis were at its worst. The aggregate steel consumption was 4.6 million MT in 1998 as compared with 8.3 million MT in 1997. The aggregate steel consumption grew subsequently to 6.1 million MT in 1999 and 6.9 million MT in 2000, registering year on year increases of 33% and 13% respectively.

However, with the current economic slowdown as a consequence of the weaker external environment, the industry is preparing for a lower growth in steel consumption in the near to medium term. Demand will be driven primarily by domestic consumption, spurred on by the fiscal and pump-priming measures initiated by the Government. Based on the manufacturing production index, the manufacturing sector, which grew by 25% in 2000 as compared with 12.9% in 1999, will lead the growth in steel consumption, as opposed to the construction sector, the traditional driver of steel consumption.

With a less than encouraging external factor, Malaysia's economic thrust for the next few years would be on stable and sustainable growth, instead of high growth and this is reflected in MISIF's projection of aggregate steel consumption from 2001 to 2005. Going by the base case scenario, MISIF anticipates the aggregate steel consumption to breach the pre-crisis peak of 8.3 million MT (achieved in 1997) in 2003 at 8.8 million MT. However, should the economy continue to grow strongly, then this target could be achieved as early as in 2002.

There is also the need to take cognizance of the challenges facing the industry. The lowering of tariffs and market opening measures under CEPT and AFTA mean Malaysian steel producers have to be more competitive and efficient in their operations. In so doing, they would not only be prepared to defend their domestic market share, but must be able to capitalise on export opportunities especially if domestic demand is sluggish in the near to medium term.

(Source: MISIF, July 2001)

Despite the imposition of up to 30% duties on a wide range of steel products in March 2002 by the USA government, prices of most steel products in the world market have increased by about 10%. The improved world prices will help AMSB in extending its export sales as well as improving local prices of wire rods, flat bars and angles.

(Source: TEX Reports March-June 2002)

AMSB's new rolling mill in Banting ("Amsteel II"), which was commissioned in April 2002 is still undergoing commissioning and acceptance tests and has achieved about 60% of its rated production capacity. This mill is capable of producing high grade wire rods and engineering bars, some of which are used in the automotive parts and electrical/electronic industries. The high grade rods and bars command a price premium over what is currently produced by AMSB. With a rated production capacity of 500,000 tonnes per annum, Amsteel II will boost AMSB's sales as well as provide AMSB better flexibility in meeting the needs of all its customers..

10.4 Forest products businesses under the LLB Group

The future prospects of the timber industry will depend on the outlook of the international front as well as the domestic economy.

The positive growth for the year 2001 and 2002 will be beneficial for the timber and processed wood products industry especially since the Government's expansionary fiscal and monetary policy will concentrate on the construction sector, which is one of the main users of timber products. Hence the demand from the timber industry is expected to grow in tandem with the growth in the construction sector.

The recovery in private sector investment and fiscal expansion will contribute to growth in the construction sector by 4.5%. Public sector infrastructure projects in the health and education sub-sectors in particular, as well as for rural development, is expected to continue to drive the sector. Housing development is also expected to contribute significantly to growth in the sector in view of the increasing demand, especially for low and medium cost houses.

(Source: Economic Report 2002/2003)

Impact of AFTA

The planned implementation of AFTA in 2003 is not expected to affect the country's timber industry significantly. This is because, presently, the trading of paper in Malaysia is already free from tariffs and duties and suppliers from Indonesia and Thailand are already trading in the country.

The implementation of AFTA may open up opportunities to penetrate into the protected wood free paper market of other ASEAN countries as the entry deterring barrier of ASEAN countries will be lowered. In terms of geography, the biggest opportunity arising from AFTA is the opening up of the Philippines markets. Thailand with its relatively high import tariff on paper will have to lower its import tariff too in view of AFTA and this will also provide an opportunity for other ASEAN countries to enter into Thailand market.

With regard to the timber products market, AFTA will reduce the import tariffs of a few ASEAN countries particularly the Philippines whose plywood industry will have to compete against cheaper imports from manufacturers in Indonesia and Malaysia. Sabah is expected to benefit from this tariff reduction in view of its geographical advantage.

(Source : SFI's Management)

10.5 Beer brewing business under the LLB Group

In the next few years, the beer market in the PRC is likely to become a buyers' market. Intense competition which has shrunk profit margin of many breweries, will force breweries to capitalise on economies of scale, product upgrade, diversification and exports. The China Association of Beer Industry forecasts that the industry will move towards the aggregation of producers and an influx of foreign investment. The trend towards consolidation of breweries favours larger enterprises with technical expertise as these larger entities are able to introduce new advanced technology in order to lead the market into the future.

The World Bank forecasts the PRC's population to reach 1.4 billion by 2010 and per capita beer consumption to rise to 20 litres. Consequently, beer output is expected to grow to 280 million hectolitre. Despite the continual growth of the beer market in the PRC, the industry is going through a period of significant changes with the major brewers spreading their wings further nationwide targeting on volume increase and little emphasis on profitability. As a result there are huge over capacities and selling price of beer continues to be low despite huge selling expenses thrown into advertising and promotion. Huge numbers of smaller brewers have been forced to close down mainly because of debt created over the years with poor control of fund utilisation, lack of good quality beer and burdened by excessive employees.

(Source : China Business Review, Dow Jones Interactive, January 1999)

The size of the PRC's beer market and its rapid growth has attracted sizable investment and further growth is likely in the future. Although many foreign brewing groups have been forced to exit the PRC beer market in the past few years, the PRC being the second biggest beer market in the world, deserves a closer look again by some foreign brewers, There are indications that some foreign brewing groups are returning to the PRC to explore the market again. The latest being N.V. Interbrew S.A., the second largest brewer in the world in terms of volume, concluded a joint venture with Zhujiang Brewing Group which is the market leader in the Guangdong Province with an approximate 50% market share, in March 2002.

(Source: www.interbrew.com)

The management of China Breweries believes that China Breweries have managed to capture a respectable amount of market share in the PRC. Collectively, the management of the China Breweries believes China Breweries are placed as the fourth largest brewery in terms of production and sales volume in the PRC for 2001.

The vast China beer market which is currently about RM16 billion is expected to grow rapidly over the medium term. The growing affluence of the China population is expected to further shift consumer taste and preference.

(Source : CPB 2001/2002 Annual Report)

10.6 Property development under the ACB Group

The Malaysian economy is expected to further strengthen with real GDP projected to grow at 4% - 5% as targeted in Budget 2002. For 2003, the GDP is envisaged to chalk 6% - 6.5% growth with the construction sector forecasted to expand by 4.5% (2002 : 3.8%). Housing development is expected to contribute significantly to the growth is this sector in view of the increasing demand, especially for low and medium-cost houses.

In tandem with expectation of further improvements in the Malaysian economy, the property market is expected to pick up further momentum. Underlying this optimistic outlook is an economy of enhanced resilience against external shocks and risks through recent policy initiatives to strengthen the nation's external reserves, financial system and corporate sector. The property market has been identified as one of the key economic sectors that would continue to benefit from the availability of credit with low interest rates.

The residential property sector is expected to hold its position as the key growth sector of the property market. The focus of demand would continue to centre on units priced at RM200,000 and below by virtue of the affordability of such units to most purchasers. Terraced houses would remain as the leading product due to its landed advantage.

On the commercial front, retail and office space, it is difficult to envisage rental/sale prices to improve in the immediate future. The market would take a while more before the supply overhang is mitigated. For the industrial property sector, activity is expected to be confined largely to small and medium sized industrial units within the affordable price range of not exceeding RM500,000. The Government's focus on the manufacturing sector through various funds and incentives to promote small and medium industries ("SMI") would have a positive bearing on this sector of the property market.

No immediate discernible price trend is expected from the agricultural land sector which has yet to show clear signs of a turnaround. Nevertheless the encouraging outlook of the agriculture sector, which is forecasted to increase by 3.4% in 2003 (2002: 1.1%), should further stimulate demand for agricultural lands, particularly crop land or vacant land for the cultivation of oil palm.

(Source: Economic Report 2002/2003)

10.7 Parkson Retail Business under the ACB Group

10.7.1 Retail Business in Malaysia

The performance of the retail industry is highly correlated and sensitive to the spending power of the consumers which in turn is directly related to the economic environment.

This is illustrated in the table below:

Period	GDP(%)	Inflation(%)	Retail sales(%)
3rd Quarter 2001	(1.3)	1.4	1.6
4th Quarter 2001	(0.5)	1.2	0.7
1st Quarter 2002	1.1	1.4	6.1
2nd Quarter 2002	3.8	1.9	0.4

(Source: Newsletter of the Malaysia Retailers Association, 2nd Quarter 2002)

The performance of the various retail sub-sectors on a year on year % change of the various retail sub-sector for 2001/2002 is as follows:

Retail Sub-sector	3rd Quarter 2001	4th Quarter 2001	1st Quarter 2002	2nd Quarter 2002
Departmental store cum supermarket	1.1	(3.0)	6.4	(0.7)
Departmental store	14.7	2.4	11.7	(8.4)
Fashion and fashion accessories	N/A	12.7	17.7	8.3
Other specialty stores	16.4	(9.3)	4.8	3.1

(Source: Newsletter of the Malaysia Retailers Association, 2nd Quarter 2002)

The expected growth of retail sales from July to September 2002 of the various retail sub-sectors is as follows:

Retail Sub-sector	Forecast (%)
Departmental store cum supermarket	2.9
Departmental store	(4.0)
Supermarket and hypermarket	NA
Fashion and fashion accessories	6.2
Pharmacy	1.7
Other specialty stores	4.3
Retail sales (overall/weighted)	**3.3**

NA – Not available

(Source: Newsletter of the Malaysian Retailers Association, 2nd Quarter 2002)

Malaysian retailers are expecting an overall growth rate of 3.3% in retail sales for the quarter ended September 2002. The retailers are hopeful that the August Mega Sale Carnival, September school holiday and higher overseas tourist arrival will help boost retail sales during the third quarter of 2002.

(Source: Newsletter of the Malaysian Retailers Association, 2nd Quarter 2002)

10.7.2 Retail Business in the PRC

The population in the PRC is forecast to grow by approximately 11 to 12 million per annum. The total population is projected to reach 1.4 billion by year 2015.

The PRC's total retail turnover in 2001 was Rmb3,760 billion. The retail industry is expected to grow above its annual GDP growth forecast of between 7% to 10% in the next few years. Hence, the future of the retail industry is favourable.

The implementation of the Open Economy Policy since 1978 has brought about economic development. The spending power of the urban population has increased which offers opportunities for existing and new retailers.

Over the years, the industry trend has shifted from the traditional general merchandise stores to shopping malls with anchor retail operators, departmental stores, hypermarkets, chain-supermarkets, speciality stores and e-shopping. Increasing demand for quality products and good customer service, gives foreign-owned retailers the opportunity to offer innovative business concepts, superior products and services to the local consumer.

Despite these available opportunities, foreign-owned retailers are required to obtain approvals to operate retail businesses in the PRC. The state and federal government of the PRC may impose certain restrictions on location, ownership criteria and scope of business on foreign retailers. However, within 2 years after the PRC's acceptance into the WTO on 22 December 2001, foreign majority control will be permitted in joint-venture retailing enterprises in all provincial capitals

(Source: China Market Information (http://www.cmi.cei.gov.cn))

10.8 Plantation Business under the ACB Group

Plantation business prospects for year 2003 look bright as the price of crude palm oil and rubber (RSSI) has rallied to an average of RM1,410 per tonne and RM3.42 per kg respectively in September 2002 as compared to RM999 per tonne and RM2.16 per kg respectively a year ago.

(Source: Publication by Malaysian Rubber Board and Malaysian Palm Oil Board)

According to Oil World monthly report issued on 20 September 2002, stocks of most major oils and fats went down sharply in 2001/2002 to 13.66 million tonnes with the most notable reductions in palm, soybean and sun oils. It forecasts that the world demand growth for 2002/2003 at 2.94 million tonnes will exceed supply growth of 0.9 million tonnes resulting in a further significant reduction of stocks to a five year low of 12.10 million tonnes by end of September 2003. It has also forecast that crude palm oil prices will rally sharply to between RM1,800 to RM2,000 per tonne within the next 3 to 6 months.

(Source: Oil World Monthly Report, September 2002)

Malaysian Rubber Board reported in its August 2002 Malaysian Rubber Digest, that market sentiment outlook in the near future for rubber is expected to dampen due to absence of consumer demand. However, the tripartite initiatives by Malaysia, Indonesia and Thailand and with the proposed signing of the deal to set up the International Rubber Corporation is likely to have some positive impact on the rubber industry.

(Source: Malaysian Rubber Digest, August 2002)

In the longer term, the plantation industry will continue to face a certain amount of price volatility. However, the prospect for the industry especially palm oil is favourable given the projected increase in world population and the increased consumption of oil and fats especially in the third world countries.

Oil World in its report "Oil World 2020" issued in May 1999 has forecast that the world population will rise by another 1.5 billion by year 2020 to 7.5 billion. The biggest population growth is anticipated in the third world countries. In its report, Oil World has also forecast that palm oil is set to become the leading oil in about year 2012, accounting for 23% of the total world consumption of major oils.

(Source: Oil World 2020, May 1999)

11. CONDITIONS OF THE PROPOSED LLB SCHEME

The implementation of the Proposed LLB Scheme is subject to various conditions precedent and receipt of approvals from the following:

(a) BNM, which was obtained *vide* BNM's letters dated 3 May 2002, 17 May 2002, 31 May 2002, 20 June 2002 and 29 October 2002 for the following:

 (i) LLB to obtain foreign credit facilities from LLB-SPV; and

 (ii) LLB to obtain/provide inter-company loans from/to its off-shore subsidiaries.

 The above approvals from BNM are subject to *inter alia,* the following conditions:

 (i) All proceeds from the disposal of foreign assets shall be repatriated by LLB to Malaysia and LLB must inform BNM of the same immediately;

(ii) BNM's approval must be obtained for any variations to the terms and conditions of the LLB Debts to be issued pursuant to the Proposed LLB Scheme;

(iii) BNM's approval must be obtained for any early repayment of the LLB Debts; and

(iv) LLB is required to inform BNM when the LLB Debts are fully repaid.

(b) the SC, which was obtained on 9 July 2002 and 1 October 2002, subject to *inter alia*, the following conditions;

A	Conditions by SC *vide* its letter dated 9 July 2002	Status of Compliance
(a)	All issues in relation to the PRC as disclosed in the due diligence report, must be fully resolved prior to the Proposed Acquisition of CPB and the Proposed Divestment of Lion Plaza being implemented.	The SC has waived this condition *vide* its letter dated 1 October 2002 subject to certain conditions as set out in Section 11(b)(B) below.
(b)	The SC's approval must be obtained for the final number of LLB Shares to be issued pursuant to the proposed debt and corporate restructuring for the LLB Group;	To be complied.
(c)	The Independent Adviser is required to disclose in its report to the Independent Directors and minority shareholders of LLB on the qualifications and emphasis of matters raised by the Reporting Accountants, including detailed justifications on related party transactions, justifications on valuation of the companies proposed to be acquired and proposed to be divested, and the opinion of the Independent Adviser on the qualifications and emphasis of matters.	To be complied in the Independent Advice Circular issued by BDO Binder.
	Further, the Board must explain and consider the qualifications and emphasis of matters raised by the Reporting Accountants and RHB Sakura, as the adviser, in the Circular to shareholders;	Complied. Please refer to Section 9.6 of this Circular for details.
(d)	Full disclosure must be made in the Circular to shareholders on the following:-	
	- the risks associated with the sources of cash flows earmarked to support the redemption/repayment of the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts and LLB's ability to redeem/repay them;	Complied. Please refer to Section 9.2 of this Circular for details.
	- all issues in relation to PRC as disclosed in the due diligence report and the steps that have/will be taken to resolve these issues; and	Complied. Please refer to Appendix XV of this Circular for details.
	- the details on the proposed organisational and financial management systems and how they could assist LLB to avoid the current financial difficulties. In addition, the Board must give its opinion on how the proposed organisational and financial management restructuring systems could assist the LLB Group and steps which have/will be taken to avoid these past difficulties from recurring.	Complied. Please refer to Section 7 and Appendix XIII of this Circular for details.

A	Conditions by SC *vide* its letter dated 9 July 2002	Status of Compliance
(e)	Disclosure must be made in annual report on the status of compliance in relation to the suggestions made by PwC on the proposed organisational and financial management restructuring systems, as disclosed in the Circular to shareholders;	On-going.
(f)	LLB is required to disclose the status of the Proposed Divestment Programme for the LLB Group in its quarterly and annual reports, including the following disclosure:- (i) a summary status report on the divestment programme setting out the stages and the total divestment proceeds of each stage; (ii) a comparison between the value of the concluded sale and the proceeds received for each concluded sale (for quarter and current year) together with the projections for the full year; (iii) details on the transactions which have been completed for each quarter, including gross and net divestment proceeds for each asset which has been sold including the estimated timing on the receipts of the divestment proceeds; (iv) details on the utilisation of the divestment proceeds received; and (v) plans to overcome any projected shortfall, if applicable.	To be complied.
	In addition, the Board is required to furnish written declaration that LLB would divest other assets which are not part of the Proposed Divestment Programme for the LLB Group, if necessary, to redeem/repay the LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts	Complied. A written declaration dated 5 December 2002 has been submitted to the SC. on 13 December 2002
(g)	With regard to the Proposed Acquisition of Posim, LLB is required to fully comply with the public shareholding spread requirements as stipulated in the SC's guidelines. However, the SC has *vide* its letter dated 1 October 2002, granted approval for Posim to address the shortfall in its public shareholding spread within 6 months from the date of implementation of the Proposed GWRS as opposed to 1 year as appealed.	To be complied.
(h)	In relation to LLB's and AMSB's proposed option to tender ACB, AMB and CPB Shares to their creditors, RHB Sakura is required to inform the SC of the following:- (i) the final tender price together with the basis in determining the tender price; and (ii) the final number of shares tendered;	To be complied.
(i)	The SC's approval must be obtained for any changes to the terms and conditions of issuance, including any variations to the terms and conditions of the private debts securities;	To be complied, if necessary.

A	Conditions by SC *vide* its letter dated 9 July 2002	Status of Compliance
(j)	RHB Sakura is required to submit Borang FMF/JPB ("Facility Maintenance File") to the SC and BNM prior to the issuance of the private debts securities;	To be complied.
(k)	RHB Sakura is required to inform the SC as soon as the value of private debts securities are finalised, the total issuance, issue price, subscribers and the amount subscribed (if applicable) and the redemption/repayment profile before the private debts securities are issued;	To be complied.
(l)	RHB Sakura is required to furnish the trust deed to the SC once it is finalised	To be complied.
(m)	RHB Sakura and LLB must fully comply with the relevant requirements in relation to the above proposals as stipulated in the SC guidelines.	Noted.
(n)	Approval from other authorities to be obtained prior to the implementation of the Proposed LLB Scheme.	Noted.

The SC has, *vide* its letter dated 1 October 2002, waived the earlier condition imposed in its earlier letter dated 9 July 2002 subject to the following conditions:

(B)	Conditions by SC *vide* its letter dated 1 October 2002	Status of Compliance
(i)	LLB is required to furnish an irrevocable written undertaking that all necessary steps will be taken to resolve all the Items of Concern as soon as possible;	To be complied.
(ii)	The relevant vendor(s) of sale shares or purchaser(s) issuing consideration shares ("Relevant Party") (where the Items of Concern apply) are required to indemnify the affected purchaser(s) or the vendor(s), as the case may be ("Affected Party") of all cost and losses incurred by the Affected Party in relation to the Items of Concern in the event that the Relevant Party fails to resolve the Items of Concern prior to the implementation of the Proposed GWRS. In this regards, any costs and losses incurred by the Affected Party within 24 months from the date of implementation of the Proposed GWRS ("Subject Period") pending efforts by the Relevant Party to resolve the Items of Concern shall be fully indemnified by the Relevant Party as and when the costs and losses are suffered by the Affected Party. Further, in the event the Relevant Party is still unable to resolve the Items of Concern after the Subject Period, the Relevant Party is required to immediately indemnified the Affected Party of all costs and losses foreseeable to be suffered in the future as a result of the non-resolution of the Items of Concern; and	Complied. Please refer to Section 5.5.6 of this Circular for details.
(iii)	LLB is required to report the status of the Items of Concern in its quarterly and annual reports until all the Items of Concern are fully resolved.	To be complied.

(c) the FIC, which was obtained *vide* the FIC's letters dated 30 April 2002 and 23 May 2002 for *inter alia*, the following:

   i) the Proposed Capital Reconstruction for LLB;

   ii) the proposed issuance of up to RM285.25 million worth of new LLB Shares as equity-kicker shares and as debt to equity conversion shares to the LLB Scheme Creditors; and

   iii) the Proposed Acquisition of Posim and the Proposed Acquisition of CPB.

   The above approvals from the FIC are subject to, *inter alia*, LLB increases its Bumiputera equity participation to at least 30% before 31 December 2003;

(d) the LOFSA, which was obtained *vide* the LOFSA's letter dated 1 November 2000 for the following:

   i) the establishment of LLB-SPV in Labuan to administer and co-ordinate the restructured loans denominated in USD owed by the LLB Scheme Companies to the LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors);

   ii) the Ministerial exemption from compliance with the provision of Section 147(2) of the Offshore Companies Act 1990, which enables LLB-SPV to hold debt obligations in LLB; and

   iii) the transfer of loans denominated in USD by LLB to LLB-SPV under Section 7(3)(a) of the Offshore Companies Act 1990.

   There is no condition attached to the above approvals from the LOFSA;

(e) the approval-in-principle of the KLSE for the listing of and quotation for the new LLB Shares to be issued pursuant to the Proposed LLB Scheme;

(f) the LLB Scheme Creditors, which were obtained at their respective Court-Convened Meetings held on 16 September 2002 and 18 September 2002;

(g) the shareholders of LLB at the forthcoming EGM;

(h) the Megasteel's scheme of arrangement being unconditional. The requisite approvals of the scheme creditors of Megasteel pursuant to Megasteel's scheme of arrangement were obtained on 25 September 2002 and 16 October 2002 and Khazanah Nasional Berhad for the issuance of the Megasteel subordinated bonds was obtained on 16 October 2002. The High Court of Malaya had on 12 December 2002 sanctioned Megasteel's scheme of arrangement pursuant to Section 176 of the Cos Act;

(i) the AMSB's scheme of arrangement being unconditional. The requisite approvals of the scheme creditors of AMSB pursuant to AMSB's scheme of arrangement were obtained on 26 September 2002. The AMSB's scheme of arrangement is presently pending sanction by the High Court of Malaya under Section 176(3) of the Cos Act;

(j) the Proposed LLB Scheme being sanctioned by the High Court pursuant to Section 176 of the Cos Act and the Proposed Capital Reconstruction Exercise for LLB being sanctioned by the High Court pursuant to Section 64 of the Cos Act; and

(k) the Schemes for the LCB Group, the ACB Group and the AMB Group being unconditional (other than the reciprocal conditions in the respective Schemes).

All the proposals under the Proposed LLB Scheme (comprising the Proposed Corporate Restructuring Exercise, the Proposed Debt Restructuring Exercise and the Proposed Divestment Programme for the LLB Group) are inter-conditional to each other. In addition, the Schemes of the respective PLC Group (comprising the Proposed Corporate Restructuring Exercise, the Proposed Debt Restructuring Exercise and the Proposed Divestment Programme for the relevant PLC Group) are inter-conditional to each other.

The upfront cash payment, LLB Shares, LLB Bonds, LLB Debts and LLB-SPV Consolidated and Rescheduled Debts shall be paid/issued not later than 15 March 2003. In the event that the upfront cash payment, LLB Shares, LLB Bonds, LLB Debts and LLB-SPV Consolidated and Rescheduled Debts are not paid/issued by 15 March 2003, the Proposed LLB Scheme shall be deemed to have lapsed and in such event, notwithstanding anything else provided in this Circular, nothing shall preclude any of the LLB Scheme Creditors from taking any action that they have or might have (including, without limitation, any claims for accruals, late charges, penalties, costs and expenses payment and indemnification obligation) arising from and in accordance to the existing loans/credit facilities of such LLB Scheme Creditor unless the date for the payment/issuance of the aforesaid up-front cash payment, LLB Shares, LLB Bonds, LLB Debts and LLB-SPV Consolidated and Rescheduled Debts after 15 March 2003 is subsequently approved by the LLB Scheme Creditors.

12. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Certain proposals within the Proposed LLB Scheme, namely the Related-Party Proposals are related party transactions.

DAC, Dato' Kamaruddin @ Abas bin Nordin, Heah Sieu Lay and Cheng Yong Liang are the Directors of LLB ("Interested Directors") who do not consider themselves independent in respect of the Proposed LLB Scheme by virtue of the following:

1. DAC is a Director of LCB and AMB. He is also a substantial shareholder of LLB (Direct-0.10%; Indirect-55.47%), ACB (Direct-0.03%; Indirect-35.70%), AMB (Direct-0.14%; Indirect-59.54%) and LCB (Direct-0.15%; Indirect-35.40%).

2. Dato' Kamarudin @ Abas bin Nordin is an employee of Lion Courts Sdn Bhd (a wholly-owned subsidiary company of LLB), a company in which DAC is deemed to have interest via his shareholding in LLB. Dato' Kamarudin does not have any direct or indirect interest in LLB Courts Sdn Bhd.

3. Cheng Yong Liang is the brother of DAC and nephew of TSWC who is a substantial shareholder of LLB.

4. Heah Sieu Lay is an employee of Lion Subang Parade Sdn Bhd (a wholly-owned subsidiary company of CPB), a company in which DAC is a substantial shareholder. Heah Sieu Lay does not have any direct or indirect interest in Lion Subang Parade Sdn Bhd.

The Interested Directors have abstained and will continue to abstain from all deliberations and voting at the Board's Meetings on the Proposed LLB Scheme.

As at 25 November 2002, the Interested Directors' shareholding in LLB are as follows:

	Direct		Indirect	
Name	**No of LLB Shares**	**%**	**No of LLB Shares**	**%**
DAC	591,586	0.10	329,330,407 [a]	55.47
Dato' Kamaruddin @ Abas bin Nordin	2,000	@	79,000 [b]	*
Cheng Yong Liang	63,840	0.01	-	-
Heah Sieu Lay	-	-	-	-

Notes:

(a) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect–100%), Horizon Towers (Direct-Nil; Indirect-100%), LHSB (Direct-0.83%; Indirect–19.17%), Tirta (Direct-Nil; Indirect–70.64%), Araniaga (Direct-Nil; Indirect–100%), Teck Bee (Direct-Nil; Indirect-90.29%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-Nil; Indirect–20%), JJSB (Direct-Nil; Indirect–100%), Bayview (Direct-Nil; Indirect-100%), Sin Seng (Direct-20%; Indirect-Nil), Umatrac (Direct-Nil; Indirect–100%), AMB (Direct-0.14%; Indirect–59.54%), ACB (Direct-0.03%; Indirect-35.70%), LCB (Direct-0.15%; Indirect–35.40%), Konming (Direct-Nil; Indirect–100%) and 175,000 options granted pursuant to the LLB ESOS. However, DAC's shareholding in % terms excludes ESOS Options which have yet to be exercised.

(b) Options granted pursuant to the LLB ESOS which have yet to be exercised.

@ Negligible.

* Dato' Kamaruddin @ Abas bin Nordin's shareholding in % terms excludes ESOS Options which have yet to be exercised.

(Direct; Indirect) : Interest of substantial shareholders

The persons connected with the Interested Directors (as defined under Section 122A of the Cos Act) and having interest in LLB Shares who do not consider themselves independent of the Proposed LLB Scheme by virtue of the following:

1. Datin Ng Seok Kuan is the spouse of DAC.

2. Cheng Theng Kee is the father of DAC and Cheng Yong Liang.

3. Chen Shok Ching is the mother of DAC and Cheng Yong Liang.

4. Cheng Wei Meng is the sister of DAC and Cheng Yong Liang.

5. Amanvest, Horizon Towers, LRPL, LHSB, Tirta, Araniaga, Teck Bee, LMSB, LDP, JJSB, Bayview, Umatrac, ACB, LCB, Sin Seng, Konming and AMB are companies in which DAC has substantial interests. DAC's interest in these companies as at 25 November 2002 are as follows:-

	Direct (%)	**Indirect (%)**
Amanvest	-	100.00
Horizon Towers	-	100.00
LRPL	15.02	14.90
LHSB	0.83	19.17
Tirta	-	70.64
Araniaga	-	100.00
Teck Bee	-	90.29
LMSB	-	100.00
LDP	-	20.00
JJSB	-	100.00
Bayview	-	100.00
Umatrac	-	100.00
ACB	0.03	35.70
LCB	0.15	35.40
Sin Seng	20.00	-
Konming	-	100.00
AMB	0.14	59.54

As at 25 November 2002, the persons connected with the Interested Directors and having interest in LLB Shares are as follows:

Persons connected with Interested Directors	Direct		Indirect	
	No. of LLB Shares	%	No. of LLB Shares	%
Datin Ng Seok Kuan	30,696	0.01	-	-
Cheng Theng Kee	683,400	0.12	-	-
Chen Shok Ching	731,757	0.12	-	-
Cheng Wei Meng	1,000	@	-	-
Amanvest	8,297,194	1.40	299,529,946 [(a)]	50.48
Horizon Towers	308,198	0.05	-	-
LRPL	-	-	329,048,223 [(b)]	55.45
LHSB	12,482,614	2.10	308,078,411 [(c)]	51.92
Tirta	170,880	0.03	-	-
Araniaga	271	@	-	-
Teck Bee	420	@	-	-
LMSB	7,611,000	1.28	300 [(g)]	@
LDP	567,700	0.10	7,919,498 [(h)]	1.33
JJSB	79,700	0.01	-	-
Bayview	300	@	-	-
Umatrac	296,797,060	50.02	2,732,886 [(d)]	0.46
ACB	1,002,783	0.17	298,527,163 [(e)]	50.31
LCB	756	@	299,529,190 [(f)]	50.48
Sin Seng	107,184	0.02	-	-
Konming	1,588,000	0.27	-	-
AMB	141,347	0.02	-	-

Notes :

(a) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.15%; Indirect-58%), ACB (Direct-1.03%; Indirect-29.80%), LCB (Direct-23.90%; Indirect-Nil) and Konming (Direct -Nil; Indirect-100%)

(b) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct -Nil; Indirect -100%), Horizon Towers (Direct -Nil; Indirect-100%), LHSB (Direct -19.17%; Indirect-Nil), Tirta (Direct -Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-100%), Teck Bee (Direct-Nil; Indirect-90.29%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-20%; Indirect-Nil), JJSB (Direct-Nil; Indirect-100%), Bayview (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), ACB (Direct-Nil; Indirect-35.56%), LCB (Direct-Nil; Indirect-34.42%) and Konming (Direct-Nil; Indirect-100%)

(c) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-51%; Indirect-Nil), Teck Bee (Direct-90.29%; Indirect-Nil), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.002%; Indirect-59.53%), ACB (Direct-0.001%; Indirect-35.36%), LCB (Direct-8.66%; Indirect-23.90%) and Konming (Direct-Nil; Indirect-100%)

(d) Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct-57.99%; Indirect-0.01%), ACB (Direct-Nil; Indirect-29.36%), LCB (Direct-19.01%; Indirect-Nil) and Konming (Direct-Nil; Indirect-100%)

(e) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), LCB (Direct-Nil; Indirect-20.19%) and Konming (Direct-Nil; Indirect-100%)

(f) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-57.99%), ACB (Direct-19.35%; Indirect-10.01%) and Konming (Direct-Nil; Indirect-100%)

(g) Deemed interested by virtue of Section 6A of the Cos Act held via Bayview (Direct-100%; Indirect-Nil)

(h) Deemed interested by virtue of Section 6A of the Cos Act held via LMSB (Direct-100%; Indirect-Nil), Horizon Towers (Direct-100%; Indirect-Nil) and Bayview (Direct-Nil; Indirect-100%)

@ Negligible

(Direct; Indirect) : Interest of substantial shareholders

The Interested Directors who have interest in LLB Shares and persons connected with them (as defined under Section 122A of the Cos Act) and having interest in LLB Shares have agreed to abstain from voting in respect of their direct and indirect shareholdings in regard to the Proposed LLB Scheme at the forthcoming EGM.

The Interested Substantial Shareholders who do not consider themselves independent of the Proposed LLB Scheme by virtue of the following:

1. TSWC is the Chairman and Managing Director of LCB, the Chairman of AMB and a Director of ACB. He is also a substantial shareholder of ACB (Direct-Nil; Indirect-36.97%), AMB (Direct-0.01%; Indirect-59.61%) and LCB (Direct-0.10%; Indirect-57.32%) and has interest in Horizon Towers (Direct-Nil; Indirect-100%), a company which holds 30% equity interest in Akurjaya.

2. DAC is a Director of LCB and AMB. He is also a substantial shareholder of ACB (Direct-0.03%; Indirect-35.70%), AMB (Direct-0.14%; Indirect-59.54%) and LCB (Direct-0.15%; Indirect-35.40%) and has interest in Horizon Towers (Direct-Nil; Indirect-100%).

3. LRPL, Lancaster, Utara Enterprise, WCSB, LHSB, Happyvest, Amanvest and LTAT are substantial shareholders of LCB, ACB and AMB. LRPL is also deemed to have a substantial interest in Horizon Towers (Direct-Nil; Indirect-100%).

   LRPL, Lancaster, Utara Enterprise, WCSB, LHSB, Happyvest, Amanvest and LTAT's substantial interest in LCB, ACB and AMB as at 25 November 2002 are as follows:

Company	Interest in LCB		Interest in ACB		Interest in AMB	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
LRPL	-	34.42	-	35.56	-	59.54
Lancaster	-	32.56	0.75	35.36	-	59.54
Utara Enterprise	-	32.56	-	35.36	-	59.54
WCSB	0.21	32.56	0.60	35.36	0.06	59.54
LHSB	8.66	23.90	@	35.36	@	59.53
Happyvest	-	23.90	0.05	35.29	-	59.53
Amanvest	23.90	-	1.03	29.80	0.15	58.00
LTAT	-	20.19	21.00	-	4.22	58.00

Note:

@ Negligible

4. Umatrac, Timuriang and ACB are substantial shareholders of LCB and AMB. Their substantial interest in LCB and AMB as at 25 November 2002 are as follows:

Company	Interest in LCB		Interest in AMB	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
Umatrac	19.01	-	57.99	0.01
Timuriang	-	19.79	-	58.00
ACB	-	20.19	-	58.00

5. LCB is a substantial shareholder of AMB (Direct-0.01%; Indirect-57.99%) and ACB (Direct-19.35%; Indirect-10.01%).

Based on LLB's Register of Substantial Shareholders as at 25 November 2002, the LLB's substantial shareholders deemed interested ("Interested Substantial Shareholders") in the Proposed LLB Scheme and persons connected with them (as defined under Section 122A of the Cos Act) and having interest in LLB Shares, are as follows:

	Direct		Indirect	
	No. of LLB Shares	%	No. of LLB Shares	%
TSWC	1,680	@	342,079,285 [a]	57.65
LRPL	-	-	329,048,223 [b]	55.45
DAC	591,586	0.10	329,330,407 [c]	55.47
Lancaster	11,518,084	1.94	320,561,025 [d]	54.02
Utara Enterprise	-	-	320,561,025 [e]	54.02
WCSB	7,466	@	320,561,025 [f]	54.02
LHSB	12,482,614	2.10	308,078,411 [g]	51.92
Happyvest	-	-	307,998,020 [h]	51.91
Amanvest	8,297,194	1.40	299,529,946 [i]	50.48
Umatrac	296,797,060	50.02	2,732,886 [j]	0.46
LTAT	17,360,993	2.93	299,983,946 [k]	50.55
Timuriang	-	-	299,529,946 [l]	50.48
ACB [*]	1,002,783	0.17	298,527,163 [m]	50.31
LCB	756	@	299,529,190 [n]	50.48

Notes:

(a) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), Horizon Towers (Direct-Nil; Indirect-100%), Lancaster (Direct-60%; Indirect-Nil), LHSB (Direct-Nil; Indirect-80%), Tirta (Direct-Nil; Indirect-79%), WCSB (Direct-99.99%; Indirect-0.01%), Araniaga (Direct-Nil; Indirect-100%), Teck Bee (Direct-5.59%; Indirect-90.29%), LHPL (Direct-Nil; Indirect-58.80%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-49%; Indirect-1%), JJSB (Direct-Nil; Indirect-100%), Bayview (Direct-Nil; Indirect-100%), Trillionvest Sdn Bhd (Direct-99.99%; Indirect-Nil), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-59.61%), ACB (Direct-Nil; Indirect-36.97%), LCB (Direct-0.10%; Indirect-57.32%), Ceemax (Direct-Nil; Indirect-100%) and Konming (Direct-Nil; Indirect-100%)

(b) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), Horizon Towers (Direct-Nil; Indirect-100%), LHSB (Direct-19.17%; Indirect-Nil), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-100%), Teck Bee (Direct-Nil; Indirect-90.29%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-20%; Indirect-Nil), JJSB (Direct-Nil; Indirect-100%), Bayview (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), ACB (Direct-Nil; Indirect-35.56%), LCB (Direct-Nil; Indirect-34.42%) and Konming (Direct-Nil; Indirect-100%)

(c) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect–100%), Horizon Towers (Direct-Nil; Indirect–100%), LHSB (Direct-0.83%; Indirect–19.17%), Tirta (Direct-Nil; Indirect–70.64%), Araniaga (Direct-Nil; Indirect–100%), Teck Bee (Direct-Nil; Indirect-90.29%), LMSB (Direct-Nil; Indirect-100%), LDP (Direct-Nil; Indirect–20%), JJSB (Direct-Nil; Indirect–100%), Bayview (Direct-Nil; Indirect-100%), Sin Seng (Direct-20%; Indirect-Nil), Umatrac (Direct-Nil; Indirect–100%), AMB (Direct-0.14%; Indirect–59.54%), ACB (Direct-0.03%; Indirect-35.70%), LCB (Direct-0.15%; Indirect–35.40%), Konming (Direct-Nil; Indirect-100%) and 175,000 options granted pursuant to the LLB ESOS. However, DAC's shareholding in % terms excludes ESOS Options which have yet to be exercised

(d) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-20%; Indirect-Nil), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-51%), Teck Bee (Direct-Nil; Indirect-90.29%), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), ACB (Direct-0.75%; Indirect-35.36%), LCB (Direct-Nil; Indirect-32.56%) and Konming (Direct-Nil; Indirect-100%)

(e) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-20%; Indirect-Nil), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-51%), Teck Bee (Direct-Nil; Indirect-90.29%), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), ACB (Direct-Nil; Indirect-35.36%), LCB (Direct-Nil; Indirect-32.56%) and Konming (Direct-Nil; Indirect-100%)

(f) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), LHSB (Direct-40%; Indirect-20%), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-Nil; Indirect-51%), Teck Bee (Direct-Nil; Indirect-90.29%), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.06%; Indirect-59.54%), ACB (Direct-0.60%; Indirect-35.36%), LCB (Direct-0.21%; Indirect-32.56%) and Konming (Direct-Nil; Indirect-100%)

(g) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-Nil; Indirect-100%), Tirta (Direct-Nil; Indirect-67.04%), Araniaga (Direct-51%; Indirect-Nil), Teck Bee (Direct-90.29%; Indirect-Nil), JJSB (Direct-Nil; Indirect-100%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.002%; Indirect-59.53%), ACB (Direct-0.002%; Indirect-35.36%), LCB (Direct-8.66%; Indirect-23.90%) and Konming (Direct-Nil; Indirect-100%)

(h) Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct-100%; Indirect-Nil), Tirta (Direct-51.31%; Indirect-15.64%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.53%), ACB (Direct-0.05%; Indirect-35.29%), LCB (Direct-Nil; Indirect-23.90%) and Konming (Direct-Nil; Indirect-100%)

(i) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.15%; Indirect-58%), ACB (Direct-1.03%; Indirect-29.80%), LCB (Direct-23.90%; Indirect-Nil) and Konming (Direct-Nil; Indirect-100%)

(j) Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct-57.99%; Indirect-0.01%), ACB (Direct-Nil; Indirect-29.36%), LCB (Direct-19.01%; Indirect-Nil) and Konming (Direct-Nil; Indirect-100%)

(k) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%), ACB (Direct-21%; Indirect-Nil), LCB (Direct-Nil; Indirect-20.19%), Affin-ACF (Direct-Nil; Indirect-100%) and Konming (Direct-Nil; Indirect-100%)

(l) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-100%; Indirect-Nil), AMB (Direct-Nil%; Indirect-58%), ACB (Direct-Nil; Indirect-29.36%), LCB (Direct-Nil; Indirect-19.79%) and Konming (Direct-Nil; Indirect-100%)

(m) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), LCB (Direct-Nil; Indirect-20.19%) and Konming (Direct-Nil; Indirect-100%)

(n) Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-57.99%), ACB (Direct-19.35%; Indirect-10.01%) and Konming (Direct-Nil; Indirect-100%)

@ Negligible

(*) The shareholding held by ACB include shares which have been pledged to certain FI Lenders under the Proposed GWRS. As such, the shareholding may change if the said FI Lenders dispose of the LLB Shares pledged to them.

(Direct; Indirect) : Interest of substantial shareholders

The persons connected with the Interested Substantial Shareholders (as defined under Section 122A of the Cos Act) and having interest in LLB Shares who do not consider themselves independent of the Proposed LLB Scheme by virtue of the following:

1. Puan Sri Chan Chau Ha is the spouse of TSWC.

2. Datin Ng Seok Kuan is the spouse of DAC.

3. Chen Shok Ching is the mother of DAC.

4. Cheng Theng Kee is the father of DAC and brother of TSWC.

5. Cheng Wei Meng is the sister of DAC.

6. Cheng Chai Hai is the sister of TSWC.

7. JJSB, Araniaga, Teck Bee, Bayview, Konming, AMB, LMSB, LDP, Tirta and Horizon Towers are companies in which TSWC and DAC have a substantial interest. Their interest in these companies as at 25 November 2002 are as follows:-

Companies in which TSWC and DAC have substantial interest	TSWC		DAC	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
JJSB	-	100.00	-	100.00
Araniaga	-	100.00	-	100.00
Teck Bee	5.59	90.29	-	90.29
Bayview	-	100.00	-	100.00
Konming	-	100.00	-	100.00
AMB	0.01	59.61	0.14	59.54

Companies in which TSWC and DAC have substantial interest	TSWC		DAC	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
LMSB	-	100.00	-	100.00
LDP	49.00	1.00	-	20.00
Tirta	-	79.00	-	70.64
Horizon Towers	-	100.00	-	100.00

8. Sin Seng is a company in which DAC has 20% direct interest.

9. Trillionvest, Ceemax and LHPL are companies in which TSWC has a substantial interest. TSWC's interest in these companies as at 25 November 2002 are as follows:-

Companies in which TSWC has a substantial interest	Direct (%)	Indirect (%)
Trillionvest	99.99	-
Ceemax	-	100.00
LHPL	-	58.80

10. Affin-ACF is a company in which LTAT has 100% indirect interest.

As at 25 November 2002, the shareholdings of the persons connected with the Interested Substantial Shareholders and having interest in LLB Shares, are as follows:

Persons connected with Interested Substantial Shareholders	Direct		Indirect	
	No. of LLB Shares	%	No. of LLB Shares	%
Puan Sri Chan Chau Ha	57,358	0.01	1,512 [(a)]	@
Chen Shok Ching	731,757	0.12	-	-
Cheng Theng Kee	683,400	0.12	-	-
Datin Ng Seok Kuan	30,696	0.01	-	-
Cheng Wei Meng	1,000	@	-	-
JJSB	79,700	0.01	-	-
Cheng Chai Hai	40,857	0.01	-	-
Araniaga	271	@	-	-
Teck Bee	420	@	-	-
Bayview	300	@	-	-
Sin Seng	107,184	0.02	-	-
Konming	1,588,000	0.27	-	-
AMB	141,347	0.02	-	-
Trillionvest	1,500,000	0.25	-	-
LMSB	7,611,000	1.28	300 [(b)]	@
LDP	567,700	0.10	7,919,498 [(c)]	1.33
Ceemax	4,000	@	-	-
LHPL	1,512	@	-	-
Horizon Towers	308,198	0.05	-	-
Tirta	170,880	0.03	-	-
Affin-ACF	454,000	0.08	-	-

Notes:

(a) Deemed interested by virtue of Section 6A of the Cos Act held via LHPL (Direct-58.8%; Indirect-Nil)

(b) Deemed interested by virtue of Section 6A of the Cos Act held via Bayview (Direct-100%; Indirect-Nil)

(c) Deemed interested by virtue of Section 6A of the Cos Act held via Bayview (Direct-Nil; Indirect-100%), LMSB (Direct-100%; Indirect-Nil) and Horizon Towers (Direct-100%; Indirect-Nil).

@ Negligible

(Direct; Indirect) : Interest of substantial shareholders

The Interested Substantial Shareholders and persons connected with them (as defined under section 122A of the Cos Act) and having interest in LLB Shares, have agreed to abstain from voting in respect of their direct and indirect shareholdings in regard to the Proposed LLB Scheme at the forthcoming EGM.

Save as disclosed above, none of the other Directors and Substantial Shareholders of LLB and persons connected with them (as defined under section 122A of the Cos Act), have any direct and/or indirect interest in the Proposed LLB Scheme and the Proposed Change of Name.

13. OTHER MATTERS

13.1 Other Intended Corporate Exercise Which Have Been Announced But Not Yet Completed

Save as disclosed below and the Proposed LLB Scheme, there are no other intended corporate exercise which has been announced but not yet completed prior to the printing of this Circular.

On 11 July 2001, LLB announced that LLB had on 10 July 2001 entered into a Supplemental Agreement, which supplements the Conditional Redemption Agreement, with Likom Computer Systems Sdn Bhd ("LCS") and Likom Electronic Pte Ltd ("LEL") to defer the redemption date of the 43.613 million cumulative redeemable preference shares 1996/ 2001 of RM0.01 each ("RPS") in LCS currently held by LLB from 28 June 2001 to the earlier of (i) within 21 days from the listing date of LEL on the Singapore Exchange Securities Trading Limited ("SGX-ST"); or (ii) on 28 December 2002 ("Revised Redemption Date"), subject to, *inter alia,* LCS procuring the payment of the deferment compensation for the said deferment to LLB and a charge over certain securities in favour of LLB.

The Conditional Redemption Agreement is an agreement entered into between LLB with LCS and LEL on 13 December 2000 whereby the parties agreed to vary the mode of redemption by LCS of the RPS via the proposed issuance and allotment of RM43.613 million worth of new LEL Shares upon its listing on the SGX-ST in full satisfaction of LCS's obligation to redeem the 43.613 million RPS for RM43.613 million ("Proposed Issuance and Allotment of LEL Shares") on or before 28 June 2001. Subsequently, on 22 March 2002, LLB announced that the parties had agreed to extend the period for satisfaction of the conditions precedent to the Proposed Issuance and Allotment of LEL Shares to 28 December 2002 *vide* a letter dated 30 April 2001.

The parties are currently in negotiations for the possibility of varying the proposal announced on 11 July 2001, and in the event definitive variations have been reached between the parties, such variations, if any, will be announced.

13.2 Items of Concerns

Pursuant to the Proposed GWRS, a legal due diligence review conducted on the Lion Group (including the LLB Group) has revealed a number of Items of Concern in the PRC, such as the transfer of land use rights and property ownership rights by the other joint-venture parties in the PRC ("PRC Party") to the joint-venture companies.

The resolution of the Items of Concern have been incorporated as conditions precedent in respect of the Proposed Divestment of Lion Plaza, as shares of ACB (which is the holding company of the PRC companies which are the subject matter of the Items of Concern) are proposed to be issued as equity-kicker (which are attached to the ACB Bonds to be issued as consideration) to LLB.

Further, the SC has, *vide* its letter dated 9 July 2002 approving the Proposed LLB Scheme, imposed a condition that the Items of Concern must be resolved prior to the implementation of the Proposed GWRS. However, the SC has subsequently waived the earlier requirement *vide* its letter dated 1 October 2002 following an appeal submitted by LLB. In compliance with the SC's condition for the said waiver, an undertaking has been furnished by Akurjaya pursuant to the supplemental share sale agreement dated 7 January 2003 in favour of LLB whereby Akurjaya shall indemnify LLB of any costs and losses incurred arising as a result of the Items of Concern not being resolved prior to the implementation of the Proposed LLB Scheme. Further details on the aforesaid undertaking are set out in Section 5.5.6 of this Circular.

The Directors of Akurjaya will endeavour to take all necessary steps to resolve the aforesaid Items of Concern as soon as possible. A summary of the Items of Concern and the steps which have been/will be undertaken by the Directors of Akurjaya to resolve the Items of Concern are set out in Appendix XV.

13.3 Proposed Change of Name

Upon completion of the Proposed Corporate Restructuring Exercise, the LLB Group would principally focus on, *inter alia,* the manufacturing of steel products, forest products and beer brewing. Further, property development shall cease to be a core business of the Company. Accordingly, your Board has proposed to change the name of the Company from LLB to Lion Industries Corporation Berhad to better reflect the activities of the Group.

The Proposed Change of Name was approved by the CCM on 25 June 2002 and is further subject to the following:

i) the approval of LLB shareholders being obtained at the forthcoming EGM; and
ii) the issuance of the Certificate of Incorporation on Change of Name by the CCM.

The Company made an application to the CCM on the expiry of the reservation of name on 24 September 2002 to extend the reservation of the name "Lion Industries Corporation Berhad". The application was approved by the CCM on 26 September 2002 for the reservation of name up to 25 December 2002. The Company has further made an application to the CCM on the expiry of the reservation of name on 24 December 2002 and the CCM had on 31 December 2002 approved the reservation of name up to 30 March 2003.

14. INDEPENDENT ADVICE

Certain proposals within the Proposed LLB Scheme (namely the Related-Party Proposals) are related party transactions. In compliance with the requirements of Chapter 10 of the Listing Requirements of the KLSE, BDO Binder has been appointed by LLB as the Independent Adviser to advise the Independent Directors and minority shareholders of LLB on the fairness and reasonableness of the terms and conditions of the Related-Party Proposals.

The KLSE has approved the appointment of BDO Binder as the Independent Adviser to the Independent Directors and minority shareholders of LLB on 22 September 2000.

The Independent Advice Circular from BDO Binder will be despatched to shareholders in due course. Shareholders are advised to read both this Circular and the Independent Advice Circular carefully prior to voting on the resolutions pertaining to the Proposed LLB Scheme (which includes the Related-Party Proposals) to be tabled at the forthcoming EGM.

KPMG has been appointed as the Independent Financial Adviser to the LLB Group FI Lenders. KPMG's evaluation of the Proposed LLB Scheme was despatched to the LLB Group FI Lenders on 20 August 2002 prior to the Court Convened Meetings.

15. BOARD'S RECOMMENDATION

Having considered the financial position of the LLB Group, your Board is of the view that the Proposed LLB Scheme is in the best interest of the Company and would allow the LLB Group to recognise and address the positions of the LLB Scheme Creditors and with the resources available, repay the LLB Scheme Creditors in an orderly manner and enable the LLB Scheme Companies to continue operations on a going-concern basis. The Proposed LLB Scheme also recognises and addresses the Inter-PLC Debts owing to/by the LLB Group by/to other companies within the Lion Group. In view of the foregoing, your Board is of the view that the Proposed LLB Scheme represents an equitable solution for all stakeholders including the shareholders of LLB. Accordingly, your Board (apart from DAC, Dato' Kamaruddin @ Abas bin Nordin, Heah Sieu Lay and Cheng Yong Liang) recommends that you vote in favour of the resolutions pertaining to the Proposed LLB Scheme at the forthcoming EGM.

Further, your Board is also of the view that the Proposed Change of Name would better reflect the activities of the new LLB Group. Accordingly, your Board recommends that you vote in favour of the Proposed Change of Name at the forthcoming EGM.

16. EGM

The EGM, the notice of which is enclosed in this Circular, will be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 10.30 am, to consider and if thought fit, passing the resolutions to give effect to the Proposed LLB Scheme and the Proposed Change of Name.

If you are unable to attend and vote in person at the forthcoming EGM, please complete, sign and return the Form of Proxy which is enclosed in accordance with the instructions printed therein as soon as possible and in any event so as to arrive at LLB's Registered Office at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than 48 hours before the time appointed for the EGM.

The completion and return of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

17. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board of Directors
LION LAND BERHAD

TAN SRI DATO' MUSA BIN HITAM
Chairman

INFORMATION ON LLB

1. HISTORY AND BUSINESS

LLB was incorporated in Malaysia on 17 March 1924 as Sungei Way Dredging Limited under the Companies Enactment Act, 1917. Subsequently, it changed its name to Sungei Way Dredging Berhad on 15 April 1966 and later to Supreme Corporation Berhad on 1 October 1976. LLB was listed on the Main Board of the KLSE on 29 December 1973 and adopted its current name on 21 October 1991.

LLB is an investment holding company and is involved in property development. Its subsidiaries are involved in manufacturing and marketing of steel products such as steel bars, wire rods and HBI and property development.

LLB's key subsidiary, AMSB, is primarily involved in the manufacture of steel products comprising billets, steel bars, wire rods and HBI. AMSB's new combined bar and rod mill with a capacity of 500,000 MT per annum of high grades and specialty steel has commenced operation on 28 June 2001, which is known as Amsteel II. The operation of AMSB can be divided into 4 divisions namely Amsteel Klang (manufactures steel bars, billets and wire rods), Amsteel Labuan (manufactures HBI), Amsteel II (manufactures high grade wire rods and engineering bars) and Antara (manufactures steel bars and billets). Further information of these divisions are as follows:

		Amsteel Klang	Amsteel Labuan	Amsteel II	Antara
1)	Location	Bukit Raja, Klang, Selangor	Labuan	Olak Lempit Industrial Estate, Mukim 12, Banting, Selangor	Pasir Gudang Industrial Estate, Pasir Gudang, Johor
	Size of plants				
	- Land area	60 acres	35,583 hectares	175 acres	69.85 acres
	- Factory build-up area	673,000 sq. ft.	24.07 hectares	87.5 acres	37.10 acres
2)	Number of				
	i) production lines	3	1	1	3
	ii) shifts	3	3	3	3
3)	Capacity utilisation as at 25 November 2002	Billets - 84% Bars and Rods - 76%	100%	25%	Billets - 83% Bars and Angles 43%
	Maximum production capacity per annum	Billets - 750,000 MT Bars and rods - 900,000 MT	786,000 MT	500,000 MT	Billets - 540,000 MT Bars and Angles - 500,000 MT
4)	Sources of raw materials	The main raw material is steel scrap, which is mainly sourced from Europe, US and Australia.	The main raw material is iron ore, which is mainly sourced from Brazil, Bahrain and Canada.	The main raw material is billets, which is mainly sourced locally, Brazil and Germany.	The main raw material is scrap iron, which is mainly sourced locally, Singapore, Australia, Europe and South Africa.
5)	% of sales broken down into domestic and foreign, and the countries exported to (for FYE 30 June 2002)	Approximately 90% are domestic sales and the balance are exported mainly to Singapore, Australia, New Zealand and Brunei.	Approximately 40% are domestic sales and the balance are exported mainly to Qatar, South Korea, Taiwan, PRC and Indonesia.	Approximately 90% are domestic sales and the balance are exported mainly to Singapore and Australia.	Approximately 95% are domestic sales and the balance are exported to Singapore.
6)	Number of employees as at 25 November 2002	738	200	197	762

Customer Base

AMSB's main customers for the FYE 30 June 2002 are as follows:

No.	Name of customer
1.	Chuan Huat Industries Marketing Sdn Bhd
2.	Syn Tai Hung Trading Sdn Bhd
3.	CHRB Selatan Sdn Bhd
4.	Choo Bee Hardware Sdn Bhd
5.	Region System Sdn Bhd
6.	South Malaysia Industries Bhd
7.	Kamen Steel Industries Sdn Bhd
8.	Posim
9.	NCK Wire Products Sdn Bhd
10.	Wing Tiek Metal Industry Sdn Bhd

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of LLB are as follows:

	No. of ordinary shares	Par value (RM)	Total (RM)
Authorised	1,000,000,000	1.00	1,000,000,000
Issued and fully paid-up	593,380,035	1.00	593,380,035

Details of the changes in LLB's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of Allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
Prior to 1976	7,012,854	1.00	-	7,012,854
23.03.1977	1,753,214	1.00	Bonus issue of 1 for 4	8,766,068
05.05.1977	876,607	1.00	Rights issue of 1 for 10 at RM1.00 per share	9,642,675
30.06.1977	2,857,325	1.00	Special issue to Bumiputera at RM1.00 per share	12,500,000
14.04.1978	2,591,600	1.00	Consideration for purchase of 51% equity in Soga Sdn Bhd and 49% in Johore Oil Palm Plantation Sdn Bhd (now known as JOPP Builders Sdn Bhd) at RM1.65 per share	15,091,600
19.12.1979	4,242,424	1.00	Part consideration for purchase of Ratna Realty Sdn Bhd (now known as Supreme Properties Sdn Bhd) at RM1.65 per share	19,334,024
29.12.1979	7,545,800	1.00	Rights issue of 1 for 2 at RM1.35 per share	26,879,824
08.04.1980	6,719,956	1.00	Bonus issue of 1 for 4	33,599,780
20.11.1980	21,828,500	1.00	Part consideration for purchase of Keng Soon Finance Berhad, Keng Soon Credit Sdn Bhd, Kisan Agency Sdn Bhd and United Kengsoon	55,428,280

INFORMATION ON LLB

Date of Allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
			Holding Berhad at RM2.00 per share	
29.01.1981	13,282,000	1.00	Bumiputera issue at RM1.80 per share	68,710,280
12.09.1981	52,568,800	1.00	Consideration for purchase of Sumber Realty Sdn Bhd, PM Holdings Sdn Bhd and 4 parcels of land in Penang, Wilayah Persekutuan and Plentong, Johore at RM3.00 per share	121,279,080
03.11.1982	121,279,080	1.00	Bonus issue of 1 for 1	242,558,160
04.11.1991	(206,174,436)	-	Capital reduction pursuant to Composite Schemes of Arrangement under Section 176 of the Cos Act	36,383,724
04.11.1991	61,602,958	1.00	Debt equity conversion pursuant to Composite Schemes of Arrangement under Section 176 of the Cos Act	97,986,682
04.11.1991	98,139,000	1.00	Consideration for acquisition of assets from LDP at RM1.00 per share	196,125,682
06.10.1994	7,000,000	1.00	Part settlement of consideration for acquisition of Udachin Development Sdn Bhd ("Udachin") (now known as Lion Plaza Sdn Bhd), settlement of Udachin's indebtedness and settlement of consideration for acquisition of Syarikat Pekan Baru Kemajuan Berhad at RM2.30 per share	203,125,682
06.10.1994	13,182,396	1.00	Balance of settlement of Udachin's indebtedness and settlement of consideration for acquisition of Syarikat Pekan Baru Kemajuan Berhad at RM2.30 per share	216,308,078
22.10.1994	302,376,783	1.00	Issued to Amalgamated Steel Mills Berhad ("ASM") (now known as ACB) pursuant to the acquisition of ASM's steel mill business by Sabah Gas Industries Sdn Bhd, a wholly-owned subsidiary of Steelcorp Sdn Bhd at RM2.30 per share	518,684,861
22.10.1994	7,027,174	1.00	Issued pursuant to the settlement of shareholder's loans owing by Steelcorp Sdn Bhd at RM2.30 per share	525,712,035
21.12.1994	67,183,000	1.00	Restricted offer for sale by ASM of the rights to allotment to the minority shareholders of LLB and ASM on the basis of 1 for 8 at RM2.30 per share	592,895,035
24.04.1995	14,000	1.00	Issued pursuant to ESOS at RM2.73 per share	592,909,035
23.05.1995	35,000	1.00	Issued pursuant to ESOS at RM2.73 per share	592,944,035
15.08.1995	1,000	1.00	Issued pursuant to ESOS at RM2.73 per share	592,945,035
08.09.1995	22,000	1.00	Issued pursuant to ESOS at RM2.73 per share	592,967,035
07.05.1996	120,000	1.00	Issued pursuant to ESOS at RM2.73 per share	593,087,035

Date of Allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
17.05.1996	5,000	1.00	Issued pursuant to ESOS at RM2.73 per share	593,092,035
04.10.1996	9,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,101,035
14.10.1996	11,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,112,035
09.01.1997	30,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,142,035
27.01.1997	12,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,154,035
03.02.1997	32,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,186,035
05.02.1997	66,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,252,035
22.02.1997	5,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,257,035
06.03.1997	9,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,266,035
06.03.1997	9,000	1.00	Issued pursuant to ESOS at RM2.73 per share	593,275,035
14.07.1999	5,000	1.00	Issued pursuant to ESOS at RM1.00 per share	593,280,035
22.07.1999	27,000	1.00	Issued pursuant to ESOS at RM1.00 per share	593,307,035
28.07.1999	29,000	1.00	Issued pursuant to ESOS at RM1.14 per share	593,336,035
28.07.1999	32,000	1.00	Issued pursuant to ESOS at RM1.00 per share	593,368,035
02.08.1999	9,000	1.00	Issued pursuant to ESOS at RM1.00 per share	593,377,035
02.08.1999	3,000	1.00	Issued pursuant to ESOS at RM1.14 per share	593,380,035

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of LLB as at 25 November 2002, are as follows:

Name of substantial shareholder	<------------------Shareholding		---------------->		Place of Incorporation /Nationality
	Direct	%	Indirect	%	
TSWC	1,680	@	342,079,285 [a]	57.65	Malaysian
LRPL	-	-	329,048,223 [b]	55.45	Singapore
DAC	591,586	0.10	329,330,407 [c]	55.47	Singaporean
Lancaster	11,518,084	1.94	320,561,025 [d]	54.02	Hong Kong SAR
Utara Enterprise	-	-	320,561,025 [e]	54.02	Malaysia
WCSB	7,466	@	320,561,025 [f]	54.02	Malaysia
LHSB	12,482,614	2.10	308,078,411 [g]	51.92	Malaysia

INFORMATION ON LLB

Name of substantial shareholder	<------------------Shareholding---------------->				Place of Incorporation /Nationality
	Direct	%	Indirect	%	
Happyvest	-	-	307,998,020 [h]	51.91	Malaysia
Amanvest	8,297,194	1.40	299,529,946 [i]	50.48	Malaysia
Mirzan bin Mahathir	-	-	299,529,946 [j]	50.48	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	299,529,946 [k]	50.48	Malaysia
Umatrac	296,797,060	50.02	2,732,886 [l]	0.46	Malaysia
LTAT	17,360,993	2.93	299,983,946 [m]	50.56	Malaysia
Timuriang	-	-	299,529,946 [n]	50.48	Malaysia
ACB (*)	1,002,783	0.17	298,527,163 [o]	50.31	Malaysia
LCB	756	@	299,529,190 [p]	50.48	Malaysia

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Horizon Towers (Direct - Nil; Indirect - 100%), Lancaster (Direct - 60%; Indirect - Nil), LHSB (Direct - Nil; Indirect - 80%), Tirta (Direct - Nil; Indirect - 79%), WCSB (Direct - 99.99%; Indirect - 0.01%), Araniaga (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), LHPL (Direct - Nil; Indirect - 58.80%), LMSB (Direct - Nil; Indirect - 100%), LDP (Direct - 49%; Indirect - 1%), JJSB (Direct - Nil; Indirect - 100%), Bayview (Direct - Nil; Indirect - 100%), Trillionvest Sdn. Bhd. (Direct - 99.99%; Indirect - Nil), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.01%; Indirect - 59.61%), ACB (Direct - Nil; Indirect - 36.97%), LCB (Direct - 0.10%; Indirect - 57.32%), Ceemax (Direct - Nil; Indirect - 100%) and Konming (Direct - Nil; Indirect - 100%)*

b. *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Horizon Towers (Direct - Nil; Indirect - 100%), LHSB (Direct - 19.17%; Indirect - Nil), Tirta (Direct - Nil; Indirect - 67.04%), Araniaga (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), LMSB (Direct - Nil; Indirect - 100%), LDP (Direct - 20%; Indirect - Nil), JJSB (Direct - Nil; Indirect - 100%), Bayview (Direct - Nil; Indirect - 100%), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 59.54%), ACB (Direct - Nil; Indirect - 35.56%), LCB (Direct - Nil; Indirect - 34.42%) and Konming (Direct - Nil; Indirect - 100%)*

c *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Horizon Towers (Direct - Nil; Indirect - 100%), LHSB (Direct - 0.83%; Indirect - 19.17%), Tirta (Direct - Nil; Indirect - 70.64%), Araniaga (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), LMSB (Direct - Nil; Indirect - 100%), LDP (Direct - Nil; Indirect - 20%), JJSB (Direct - Nil; Indirect - 100%), Bayview (Direct - Nil; Indirect - 100%), Sin Seng (Direct - 20%; Indirect - Nil), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.14%; Indirect - 59.54%), ACB (Direct - 0.03%; Indirect - 35.70%), LCB (Direct - 0.15%; Indirect - 35.40%), Konming (Direct - Nil; Indirect - 100%) and 175,000 Options granted pursuant to the LLB ESOS. However, DAC's shareholding in% terms excludes Options which have yet to be exercised*

d *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), LHSB (Direct - 20%; Indirect - Nil), Tirta (Direct - Nil; Indirect - 67.04%), Araniaga (Direct - Nil; Indirect - 51%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), JJSB (Direct - Nil; Indirect - 100%), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 59.54%), ACB (Direct - 0.75%; Indirect - 35.36%), LCB (Direct - Nil; Indirect - 32.56%) and Konming (Direct - Nil; Indirect - 100%)*

INFORMATION ON LLB

e	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), LHSB (Direct - 20%; Indirect - Nil), Tirta (Direct - Nil; Indirect - 67.04%), Araniaga (Direct - Nil; Indirect - 51%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), JJSB (Direct - Nil; Indirect - 100%), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 59.54%), ACB (Direct - Nil; Indirect - 35.56%), LCB (Direct - Nil; Indirect - 32.56%) and Konming (Direct - Nil; Indirect - 100%)*
f	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), LHSB (Direct - 40%; Indirect - 20%), Tirta (Direct - Nil; Indirect - 67.04%), Araniaga (Direct - Nil; Indirect - 51%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), JJSB (Direct - Nil; Indirect - 100%), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.06%; Indirect - 59.54%), ACB (Direct - 0.60%; Indirect - 35.36%), LCB (Direct - Nil; Indirect - 32.56%) and Konming (Direct - Nil; Indirect - 100%)*
g	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Tirta (Direct - Nil; Indirect - 67.04%), Araniaga (Direct - 51%; Indirect - Nil), Teck Bee Mining (Direct – 90.29%; Indirect – Nil), JJSB (Direct – 100%; Indirect - Nil), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.002%; Indirect - 59.53%), ACB (Direct - 0.001%; Indirect - 35.36%), LCB (Direct - 8.66%; Indirect – 23.90%) and Konming (Direct - Nil; Indirect - 100%)*
h	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - 100%; Indirect - Nil), Tirta (Direct - 51.31%; Indirect - 15.64%), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 59.53%), ACB (Direct - 0.05%; Indirect - 35.29%), LCB (Direct - Nil; Indirect – 23.90%) and Konming (Direct - Nil; Indirect - 100%)*
i	*Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.15%; Indirect - 58%), ACB (Direct - 1.03%; Indirect - 29.80%), LCB (Direct – 23.90%; Indirect - Nil) and Konming (Direct - Nil; Indirect - 100%)*
j	*Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 58%), ACB (Direct - Nil; Indirect - 29.37%), LCB (Direct - Nil; Indirect - 15.80%) and Konming (Direct - Nil; Indirect - 100%)*
k	*Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 58%), ACB (Direct - Nil; Indirect - 29.37%), LCB (Direct - 15.80%; Indirect - Nil) and Konming (Direct - Nil; Indirect - 100%)*
l	*Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct - 57.99%; Indirect - 0.01%), ACB (Direct - Nil; Indirect - 29.36%), LCB (Direct - 19.01%; Indirect - Nil) and Konming (Direct - Nil; Indirect - 100%)*
m	*Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 4.22%; Indirect - 58%), ACB (Direct - 21%; Indirect - Nil), LCB (Direct - Nil; Indirect - 20.19%), Affin-ACF Finance Berhad (Direct - Nil; Indirect - 100%) and Konming (Direct - Nil; Indirect - 100%)*
n	*Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - 100%; Indirect - Nil), AMB (Direct - Nil; Indirect - 58%), ACB (Direct - Nil; Indirect - 29.36%), LCB (Direct - Nil; Indirect - 19.79%) and Konming (Direct - Nil; Indirect - 100%)*
o	*Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 58%), LCB (Direct - Nil; Indirect - 20.19%) and Konming (Direct - Nil; Indirect - 100%)*
p	*Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.01%; Indirect - 57.99%), ACB (Direct - 19.35%; Indirect - 10.01%) and Konming (Direct - Nil; Indirect - 100%)*
@	*Negligible*
*	*The shareholding held by ACB include shares which have been pledged to certain Scheme Creditors under the Proposed GWRS. As such, the shareholding may change if the said Scheme Creditors dispose of the LLB Shares pledged to them*

4. BOARD OF DIRECTORS

The Board of Directors of LLB and their respective shareholdings in LLB as at 25 November 2002 are as follows:

Name	Shareholding				Designation	Nationality
	Direct	%	Indirect	%		
Tan Sri Dato' Musa bin Hitam	-	-	-	-	Chairman	Malaysian
DAC	591,586	0.10	329,330,407 [a]	55.47	Managing Director	Singaporean
Tan Sri Datuk Asmat bin Kamaludin	-	-	-	-	Director	Malaysian
Dato' Dr Mohd Shahari Ahmad Jabar	-	-	-	-	Director	Malaysian
Dato' Kamaruddin @ Abas bin Nordin	2,000	@	79,000 [b]	*	Director	Malaysian
Cheng Yong Liang	63,840	0.01	-	-	Director	Singaporean
Heah Sieu Lay	-	-	-	-	Director	Malaysian

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

- *a* — *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Horizon Towers (Direct - Nil; Indirect - 100%), LHSB (Direct - 0.83%; Indirect - 19.17%), Tirta (Direct - Nil; Indirect - 70.64%), Araniaga (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), LMSB (Direct - Nil; Indirect - 100%), LDP (Direct - Nil; Indirect - 20%), JJSB (Direct - Nil; Indirect - 100%), Bayview (Direct - Nil; Indirect - 100%), Sin Seng (Direct - 20%; Indirect - Nil), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.14%; Indirect - 59.54%), ACB (Direct - 0.03%; Indirect - 35.70%), LCB (Direct - 0.15%; Indirect - 35.40%), Konming (Direct - Nil; Indirect - 100%) and 175,000 Options granted pursuant to the LLB ESOS. However, DAC's shareholding in % terms excludes Options which have yet to be exercised*
- *b* — *Options granted pursuant to the LLB ESOS which have yet to be exercised*
- *@* — *Negligible*
- * — *Dato' Kamaruddin @ Abas bin Nordin's shareholding in % terms excludes Options which have yet to be exercised*

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary companies of LLB as at 25 November 2002 are set out below:

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Amble Legacy Sdn Bhd	30.08.1995 Malaysia	RM2,550,000	100	Investment holding
Crest Wonder Sdn Bhd	06.09.1995 Malaysia	RM10,225,250	100	Investment holding

INFORMATION ON LLB

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Lion Courts Sdn Bhd	14.03.1985 Malaysia	RM10,000,000	100	Property development
Lion Klang Parade Bhd	18.04.1975 Malaysia	RM5,466,540	100	Property holding and development
Lion Motor Venture Sdn Bhd	27.11.1982 Malaysia	RM2	100	Investment holding
Lion Plaza	14.06.1963 Malaysia	RM3,418,860	100	Property development
LLB Enterprise Sdn Bhd	11.05.1964 Malaysia	RM1,000,000	69	Dormant
LLB Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
LLB Harta (M) Sdn Bhd *(formerly known as Rhu Pinang Sdn Bhd)*	20.03.2002 Malaysia	RM2	100	Managing of debts novated from LLB and certain of its subsidiaries pursuant to a debt restructuring exercise undertaken by LLB and certain of its subsidiaries
LLB Nominees Sdn Bhd	27.03.1981 Malaysia	RM38,080,000	100	Investment holding
LLB Strategic Holdings Berhad	27.12.1968 Malaysia	RM4,500,000	90	Investment holding
LLB Steel Industries Sdn Bhd	17.04.1989 Malaysia	RM2	100	Investment holding
LLB Venture Sdn Bhd	06.02.1986 Malaysia	RM100	100	Dormant
Malim Courts Property Development Sdn Bhd	21.06.1972 Malaysia	RM175,661,151	100	Property development and investment holding
Matrix Control Sdn Bhd	02.08.1995 Malaysia	RM4,207,500	100	Investment holding
Mcken Sdn Bhd	09.01.1980 Malaysia	RM500,850	100	Property development
Slag Aggregate Sdn Bhd	27.01.1983 Malaysia	RM2	100	Dormant
Sucorp Enterprise Sdn Bhd	15.11.1975 Malaysia	RM14,850,662	100	Investment holding
Trial Jubilant Sdn Bhd	07.08.1995 Malaysia	RM2,550,000	100	Investment holding

INFORMATION ON LLB

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Subsidiary company of Lion Motor Venture Sdn Bhd				
Tianjin Hua Shi Auto Meter Co Ltd	19.12.1995 PRC	Rmb160,320,000	56.4	Manufacture of meters for motor vehicles and after sale services
Subsidiary companies of LLB Nominees Sdn Bhd				
Hebei Weiyuan Heilen Bio-Chemical Co Ltd	08.07.1996 PRC	Rmb34,880,000	55	Manufacture of industrial chemicals and related products
Holdsworth Investment Pte Ltd	14.10.1992 Singapore	SGD4,500,000	70	Investment holding
Huangshi Heilen Pharmaceutical Co Ltd (Under liquidation)	20.08.1993 PRC	Rmb75,693,400	60	Ceased operation
Lion Biotech Pte Ltd	14.10.1992 Singapore	SGD1,000,000	51	Investment holding
Shanghai Lion Plastic Industrial Co Ltd	01.07.1993 PRC	USD4,100,000	90	Manufacture and marketing of plastic components and related products
Subsidiary companies of LLB Steel Industries Sdn Bhd				
Amarod Corporation Sdn Bhd	17.04.1989 Malaysia	RM2	100	Dormant
Amsteel Mills Marketing Sdn Bhd	05.07.1990 Malaysia	RM10,000	100	Marketing and sale of steel related products
Amsteel Mills Realty Sdn Bhd	02.06.1990 Malaysia	RM3,083,985	100	Investment holding
AMSB	04.10.1980 Malaysia	RM671,900,000	100	Manufacture and marketing of steel bars, wire rods and HBI
Antara Steel Mills Sdn Bhd	15.07.1975 Malaysia	RM218,010,000	100	Manufacture of steel and related products
Steelcorp Sdn Bhd	09.09.1985 Malaysia	RM100,000	99	Investment holding
Subsidiary company of LLB Strategic Holdings Sdn Bhd				
Sepang Education Centre Sdn Bhd	08.07.1992 Malaysia	RM5,000,000	100	Commercial college for higher education

INFORMATION ON LLB

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Subsidiary companies of Malim Courts Property Development Sdn Bhd				
Batu Pahat Enterprise Sdn Bhd	27.10.1964 Malaysia	RM841,000	100	Property holding
Berkat Timor Sdn Bhd	06.03.1978 Malaysia	RM801,000	100	Property development
Citibaru Sendirian Berhad	18.02.1978 Malaysia	RM2,000,000	100	Property development
JOPP Builders Sdn Bhd	30.12.1965 Malaysia	RM10,587,353	100	Contractor for construction and civil engineering works
LLB Bina Sdn Bhd	21.06.1982 Malaysia	RM2,000,000	100	Property development
LLB Damai Sdn Bhd	02.06.1973 Malaysia	RM5,500,000	100	Property development
LLB Damai Holdings Sdn Bhd	08.10.1983 Malaysia	RM5,500,000	87.7	Investment holding and management
LLB Indah Permai Sdn Bhd	20.07.1973 Malaysia	RM59,112,500	100	Property development
LLB Suria Sdn Bhd	27.09.1973 Malaysia	RM5,000,000	100	Investment holding
Malim Jaya (Melaka) Sdn Bhd	27.12.1975 Malaysia	RM8,751,000	100	Property development
Marvenel Sdn Bhd	05.04.1988 Malaysia	RM100	70	Investment holding
PM Holdings Sdn Bhd	26.01.1979 Malaysia	RM27,000,002	100	Investment holding and property development
Projek Jaya Sdn Bhd	22.08.1979 Malaysia	RM501,856	100	Investment holding
Seri Lalang Development Sdn Bhd	20.06.1978 Malaysia	RM345,000	100	Provision of management consultancy services
Sharikat Pengangkutan East West Sdn Bhd	06.12.1974 Malaysia	RM255,000	100	Provision of management consultancy services
Soga Sdn Bhd	17.03.1975 Malaysia	RM4,611,894	94	Property development
Sumber Realty Sdn Bhd	08.12.1978 Malaysia	RM5,050,725	100	Property development and investment holding
Syarikat Pekan Baru Kemajuan Berhad	25.01.1977 Malaysia	RM3,596,441	100	Property development

INFORMATION ON LLB

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Subsidiary company of Matrix Control Sdn Bhd				
Beijing Trostel Property Development Co Ltd	02.07.1994 PRC	USD7,000,000	95	Property development
Subsidiary company of Sucorp Enterprise Sdn Bhd				
Kisan Agency Sdn Bhd	01.06.1976 Malaysia	RM60,000	100	Dormant
Subsidiary company of Trial Jubilant Sdn Bhd				
Tianjin Baden Real Estate Development Co Ltd	18.08.1994 PRC	USD5,000,000	95	Property development

The associated companies of LLB as at 25 November 2002 are as follows:

Name of company	Date/Place of incorporation	Issued & fully paid-up share capital	Equity interest %	Principal activities
Avenel	12.06.1984 Malaysia	RM100,000,000	25	Investment holding
LLB Courts Sdn Bhd	20.09.1973 Malaysia	RM130,100	48.5	Investment and property holding
Associated company of Crest Wonder Sdn Bhd				
Wuhan Wushang & Parkson Enterprise Development Co Ltd	28.12.1993 PRC	USD15,000,000	50	Mixed commercial property development cum cash and carry retail business
Associated companies of LLB Steel Industries Sdn Bhd				
Angkasa Welded Mesh Pte Ltd	07.08.1996 Singapore	SGD100,000	49	Dormant
CH-Lion Reinforcing Steel Sdn Bhd	15.06.1999 Malaysia	RM10,000,000	20	Cutting and bending steel bars for sale
Associated company of Lion Motor Venture Sdn Bhd				
Changchun Sanjia Carburettor Co Ltd	13.02.1996 PRC	Rmb120,000,000	50	Manufacture of carburettors

INFORMATION ON LLB

Name of company	Date/Place of incorporation	Issued & fully paid-up share capital	Equity interest %	Principal activities
Associated companies of LLB Nominees Sdn Bhd				
Hubei Zenith Heilen Pharmaceutical Co Ltd	29.12.1995 PRC	USD21,560,000	25	Manufacture and sale of pharmaceutical products
Lion Asia Investment Pte Ltd	06.09.1990 Singapore	SGD33,000,000	20	Investment holding
Parkson Venture Pte Ltd	26.05.1993 Singapore	SGD14,800,000	20	Investment holding
Associated company of LLB Suria Sdn Bhd				
Tianjin Huali Motor Co Ltd	20.03.1995 PRC	Rmb500,000,000	25	Manufacture of commercial vehicles
Associated companies of Malim Courts Property Development Sdn Bhd				
Kamiya Corporation Sdn Bhd	28.07.1984 Malaysia	RM50,000	27.5	Dormant
Sereka Jaya Sdn Bhd	20.01.1997 Malaysia	RM1,040,000	50	Dormant
Teck Chiang Investment Pte Ltd	12.11.1994 Singapore	SGD2	50	Dormant

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of LLB for the five FYE 30 June 2002 and the announced unaudited consolidated results for the quarter ended 30 September 2002 are summarised as follows:

	<----------	----------	Audited	----------	---------->	Unaudited
FYE 30 June	**1998**	**1999**	**2000**	**2001**	**2002**	**quarter ended 30.09.02**
	RM'000	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**
Turnover	1,701,362	1,020,419	1,062,750	938,386	1,459,299	392,342
LBT	(33,600)	(63,047)	(97,095)	(470,445)	(195,824)	(9,637)
Taxation	(6,854)	3,498	(18,063)	(3,054)	(6,458)	(1,447)
LAT	(40,454)	(59,549)	(115,158)	(473,499)	(202,282)	(11,084)
MI	10,763	5,759	14,296	5,193	10,515	454
LAT and MI	(29,691)	(53,790)	(100,862)	(468,306)	(191,767)	(10,630)
Shareholders' funds	1,523,218	1,457,544	1,306,485	836,938	643,643	633,335
Total borrowings	2,114,863	2,049,598	2,030,251	2,012,776	2,003,012	2,018,514
Weighted average number of shares in issue ('000)	593,275	593,275	593,373	593,380	593,380	593,380
Net LPS (sen)	(5.0)	(9.1)	(17.0)	(78.9)	(32.3)	(7.2)*
Gross dividend per share (%)	0.5	0.1	0.1	0.1	0.1	-

Notes:

* *Annualised.*

1. *There were no extraordinary items reported for the financial years and financial period under review.*

2. *In the FYE 30 June 1999, the LLB Group experienced the full impact of the region's financial and economic crisis. The LLB Group suffered a sharp contraction in domestic demand for steel brought about by the plunge in construction activities and the sharp contraction in the property development sector. In tandem with the slowdown in the property and construction sector, the LLB Group's property and construction division registered a lower turnover of RM196 million for the FYE 1999 as opposed to RM516 million for the FYE 1998. Further, the steel operation division also suffered a reduction in turnover to RM763 million from RM1,088 million. A net foreign exchange loss of RM43 million coupled with higher share of losses in associated companies of RM35 million has resulted in a higher pre-tax loss suffered by the LLB Group.*

3. *In the FYE 30 June 2000, after accounting for a non-recurring write down of assets upon cessation of the LLB Group's pharmaceutical operations in PRC of RM56 million and full amortisation of foreign exchange losses of RM76 million, a LBT of RM97 million was recorded as opposed to a LBT of RM63 million recorded in the FYE 30 June 1999.*

4. *In the FYE 30 June 2001, a one-off provision for doubtful debts and loss in value of investments amounting to RM404 million was made in the accounts pursuant to the Proposed GWRS, which resulted in a LAT and MI of RM468 million.*

5. *For FYE 30 June 2002, the Group achieved a lower LBT from better performance recorded by the steel division. Pursuant to the Proposed GWRS, the LLB Group made additional provision for doubtful debts and loss in value of investment amounting to RM155 million.*

6. *For the quarter ended 30 September 2002, the Group recorded a better performance due mainly to the absence of the provision made pursuant to the Proposed GWRS (FYE 30 June 2002; to RM155 million).*

7. *Taxation was provided for all the FYEs except FYE 30 June 1999 despite losses incurred due mainly to certain expenses which are not tax deductible and losses of certain subsidiary companies which cannot be offset with profits of the other subsidiary companies within the Group for tax purpose. The tax credit received in FYE 30 June 1999 was due to recovery of tax deducted at source on dividend income from subsidiary companies.*

7. HISTORICAL SHARE PRICE

The monthly highest and lowest market prices of LLB Shares for the 12 months to December 2002 as traded on the KLSE are as follows:

	High RM	**Low RM**
2002		
January	0.335	0.275
February	0.290	0.260
March	0.290	0.200
April	0.425	0.260
May	0.380	0.275
June	0.300	0.270
July	0.330	0.270
August	0.390	0.285
September	0.415	0.325
October	0.360	0.315
November	0.395	0.340
December	0.385	0.350

The latest transacted price of LLB Shares on 25 March 2002, being the last Market Day immediately preceding the date of announcement of the revised Proposed GWRS	RM0.250
The latest transacted price of LLB Shares on 2 January 2003 (the latest practicable date prior to the despatch of this Circular)	RM0.355

(Source: Bloomberg)

8. AUDITED FINANCIAL STATEMENTS OF THE LLB GROUP

The audited financial statements of LLB for the FYE 30 June 2002 together with the Auditor's report is available for inspection at the Registered Office of LLB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM.

Shareholders who wish to obtain a copy of the financial statements may forward your request in writing via ordinary post, fascimile or e-mail to the address and/or numbers below:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Contact Person : Wong Phooi Lin
Telephone Number : 03 2162 2155
Fax Number : 03 2162 3448
Email Address : gwrsllb@lion.com.my

in which case a copy of the financial statements of LLB will be sent to you at your specified mailing address by ordinary post without any fees or charges. Alternatively, shareholders may collect in person a copy of the financial statements from the Company's Registered Office at the address set out above.

INFORMATION ON POSIM

1. HISTORY AND BUSINESS

Posim was incorporated on 8 March 1982 as a private limited company under the name of Posim Trading Co Sdn Bhd. Subsequently, it was converted to a public company on 29 March 1991 prior to its listing on the KLSE on 2 April 1992.

It is principally an investment holding company which is also involved in trading and distribution of building materials. The main products sold by Posim are steel bars, cement, wall and floor tiles, roofing tiles, wire mesh, ceiling sheet and sanitary ware which are sourced and sold locally. Posim's main assets is SFI which is principally involved in the manufacturing of printing and writing paper and integrated wood-based activities such as the extraction and sale of commercial timber as well as the downstream processing of sawn timber and plywood. SFI operates the largest fully integrated pulp and paper mill in Malaysia.

SFI holds 2 timber licences which give it the right to fell, convert and extract timber from an aggregate of approximately 289,000 hectares (inclusive of 12,000 hectares of alienated state land) of forest land located in the Sipitang, Beaufort and Tenom districts in Sabah. Both the licenses will expire in 2094. The concession areas consist of 159,000 hectares of Natural Forest Management and 130,000 hectares (inclusive of 12,000 hectares of state land) of Industrial Tree Plantations.

SFI has a pulp and paper mill and an integrated timber complex (including the sawmill and plymill) located in Sipitang. The pulp and paper mill covers an area of 169 hectares whilst the integrated timber complex covers an area of 499 hectares.

The current number of lines and shifts together with the total output and total capacity of the mills are as follows:

	Number of production lines	Number of shifts	Total capacity	Output for FYE 30 June 2002
Pulp and paper mill	2	3	150,000 MT/annum	125,000 MT/annum
Sawmill	10	1	100,000 M^3/annum	36,000 M^3/annum
Plymill	6	1.5	120,000 M^3/annum	45,000 M^3/annum

Note:-
M^3 denotes metre cubic.

In FYE 2002, SFI exported almost 47% of its product to, *inter alia*, Singapore, Philippines, Hong Kong SAR, PRC, UK, Egypt and South Africa (which are its established markets) whilst 53% were sold locally. SFI sources all of its raw materials locally.

Customer Base

Posim's top 10 customers for the FYE 30 June 2002 are as follows:

Syarikat Yean Tat (M) Sdn Bhd
Pembinaan Bintang Baru Sdn Bhd
Wong Jup Hup Hardware Sdn Bhd
Eng Han Bina Sdn Bhd
SRJ Bina Sdn Bhd
Sentoria Development Sdn Bhd
Fortune Tiling Sdn Bhd
Crest Builder Sdn Bhd
Bina Mahasil Sdn Bhd
Sri Binaraya Sdn Bhd

INFORMATION ON POSIM

Number of Employees

As at 25 November 2002, SFI has 2,192 employees.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of Posim are as follows:

	No. of ordinary shares	Par value (RM)	Total (RM)
Authorised	500,000,000	1.00	500,000,000
Issued and fully paid-up	203,218,571	1.00	203,218,571

Details of the changes in Posim's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of Allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital RM
08.03.1982	2	1.00	Subscribers' shares	2
18.03.1982	499,998	1.00	Cash	500,000
30.04.1982	500,000	1.00	Cash	1,000,000
15.01.1983	1,000,000	1.00	Cash	2,000,000
26.12.1984	1,000,000	1.00	Bonus Issue of 1 for 2	3,000,000
01.03.1990	1,500,000	1.00	Bonus Issue of 1 for 2	4,500,000
01.12.1990	15,000,000	1.00	Rights Issue of 10 for 3 at RM1.00 per share	* 19,500,000
29.05.1995	50,000	1.00	Issued pursuant to ESOS at RM3.44 per share	19,550,000
12.06.1995	27,000	1.00	Issued pursuant to ESOS at RM3.44 per share	19,577,000
20.06.1995	23,000	1.00	Issued pursuant to ESOS at RM3.44 per share	19,600,000
30.06.1995	6,000	1.00	Issued pursuant to ESOS at RM3.44 per share	19,606,000
14.07.1995	5,000	1.00	Issued pursuant to ESOS at RM3.44 per share	19,611,000
27.09.1995	3,000	1.00	Issued pursuant to ESOS at RM3.44 per share	19,614,000
29.05.1997	183,428,571	1.00	Cash	203,042,571
21.07.2000	7,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,049,571
25.07.2000	43,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,092,571
27.07.2000	34,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,126,571
07.08.2000	12,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,138,571
14.08.2000	15,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,153,571

Date of Allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital RM
18.08.2000	11,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,164,571
22.08.2000	20,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,184,571
30.08.2000	2,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,186,571
05.09.2000	3,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,189,571
11.09.2000	4,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,193,571
18.09.2000	5,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,198,571
26.09.2000	20,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,218,571

Note:

* *Rights Issue shares were first fully paid-up to 10 sen each. The balance of 90 sen per share of the Rights Issue was called on 24 December 1991 and was fully paid on 10 January 1992.*

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of Posim as at 25 November 2002 are as follows:

Name of substantial shareholder	Shareholding Direct	%	Indirect	%	Place of incorporation/ Nationality
TSWC	-	-	177,555,171 [a]	87.37	Malaysian
DAC	-	-	177,555,171 [b]	87.37	Singaporean
LRPL	-	-	177,555,171 [c]	87.37	Singapore
Lancaster	-	-	177,555,171 [d]	87.37	Hong Kong SAR
Utara Enterprise	-	-	177,555,171 [e]	87.37	Malaysia
WCSB	-	-	177,555,171 [f]	87.37	Malaysia
LHSB	45,000	0.02	177,510,171 [g]	87.35	Malaysia
Happyvest	3,521,615	1.73	173,988,556 [h]	85.62	Malaysia
Amanvest	457,500	0.23	170,097,271 [i]	83.70	Malaysia
Mirzan bin Mahathir	-	-	170,097,271 [i]	83.70	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	170,097,271 [i]	83.70	Malaysia
Umatrac	-	-	170,097,271 [i]	83.70	Malaysia
LTAT	-	-	170,097,271 [i]	83.70	Malaysia
Timuriang	-	-	170,097,271 [i]	83.70	Malaysia
LCB	-	-	170,097,271 [i]	83.70	Malaysia

INFORMATION ON POSIM

Name of substantial shareholder	<---Shareholding			--->	Place of incorporation/ Nationality
	Direct	%	Indirect	%	
AMB	-	-	170,097,271 [j]	83.70	Malaysia
ACB	-	-	170,097,271 [k]	83.70	Malaysia
LLB	-	-	170,097,271 [l]	83.70	Malaysia
Avenel #	170,097,271	83.70	-	-	Malaysia

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct–Nil; Indirect–81.48%), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%), LHSB (Direct–Nil, Indirect–80%) and Avenel (Direct–Nil; Indirect–100%)*

(b) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct – 5.49%; Indirect–62.75%), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%), LHSB (Direct–0.83%, Indirect–19.17%) and Avenel (Direct–Nil; Indirect–100%)*

(c) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct – 11.74%; Indirect–51.01%), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%), LHSB (Direct–19.17%, Indirect–Nil) and Avenel (Direct–Nil; Indirect–100%)*

(d) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct–Nil; Indirect – 51.01%), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%), LHSB (Direct–20%, Indirect–Nil) and Avenel (Direct–Nil; Indirect–100%)*

(e) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct – 15.12%; Indirect – 51.01%), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%), LHSB (Direct – 20%, Indirect–Nil) and Avenel (Direct–Nil; Indirect–100%)*

(f) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct – 9.01%; Indirect–51.01%), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%), LHSB (Direct – 40%; Indirect – 20%) and Avenel (Direct–Nil; Indirect–100%)*

(g) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct – 51.01%; Indirect – Nil), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%) and Avenel (Direct–Nil; Indirect–100%)*

(h) *Deemed interested by virtue of Section 6A of the Cos Act held via Panoron (Direct – 100%; Indirect – Nil), Amanvest (Direct – 100%; Indirect – Nil) and Avenel (Direct–Nil; Indirect–100%)*

(i) *Deemed interested by virtue of Section 6A of the Cos Act held via Avenel (Direct–Nil; Indirect–100%)*

(j) *Deemed interested by virtue of Section 6A of the Cos Act held via Avenel (Direct–20%; Indirect – Nil)*

(k) *Deemed interested by virtue of Section 6A of the Cos Act held via Avenel (Direct–55%; Indirect–45%)*

(l) *Deemed interested by virtue of Section 6A of the Cos Act held via Avenel (Direct–25%; Indirect – Nil)*

The shareholding held by Avenel include Posim Shares which have been pledged to certain Scheme Creditors under the Proposed GWRS. As such, the shareholding may change if the said Scheme Creditors dispose of the Posim Shares pledged to them.

The substantial shareholders of Posim after the Proposed GWRS are as follows:

Name of substantial shareholder	<---Shareholding			--->
	Direct	%	Indirect	%
TSWC	-	-	177,555,171 [a]	87.37
DAC	-	-	177,555,171 [b]	87.37
LRPL	-	-	177,555,171 [c]	87.37
LHSB *	45,000	0.02	7,412,900 [d]	3.65

INFORMATION ON POSIM

	<------Shareholding------>			
Name of substantial shareholder	**Direct**	**%**	**Indirect**	**%**
Happyvest *	3,721,615	1.73	3,891,285 [e]	1.92
Amanvest *	457,000	0.23	-	-
LCB	-	-	170,097,271 [f]	83.70
LLB	47,627,236	23.44	122,470,035 [g]	60.27
AMSB	122,470,035	60.27	-	-
Horizon Towers	-	-	170,097,271 [h]	83.70
LDP	-	-	170,097,271 [i]	83.70
LLB Steel Industries Sdn Bhd	-	-	122,470,035 [j]	60.27
Steelcorp Sdn Bhd	-	-	122,470,035 [k]	60.27

* *Ceased to be substantial shareholders after the Proposed GWRS.*

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%), LLB (Direct – Nil; Indirect – 44.08%), Amanvest (Direct–Nil; Indirect–100%), Happyvest (Direct – Nil, Indirect – 81.48%), LHSB (Direct – Nil; Indirect – 80%) and Panoron (Direct – Nil; Indirect – 100%)*

(b) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%), LLB (Direct – 0.07%; Indirect – 43.34%), Amanvest (Direct–Nil; Indirect–100%), Happyvest (Direct – 5.49%, Indirect – 62.75%) and LHSB (Direct – 0.83%; Indirect – 19.17%)*

(c) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%), LLB (Direct – Nil; Indirect – 43.33%), Amanvest (Direct–Nil; Indirect–100%), Happyvest (Direct – 11.74%; Indirect – 51.01%), LHSB (Direct – 19.17%; Indirect – Nil) and Panoron (Direct – Nil; Indirect – 100%)*

(d) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct–Nil; Indirect–100%), Happyvest (Direct – 51.01%; Indirect – Nil) and Panoron (Direct – Nil; Indirect – 100%)*

(e) *Deemed interested by virtue of Section 6A of the Cos Act held via Panoron (Direct – 100%; Indirect – Nil) and Amanvest (Direct – 100%; Indirect – Nil)*

(f) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%) and LLB (Direct – 41.46%; Indirect – 0.15%)*

(g) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – 99%; Indirect – Nil)*

(h) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%), LLB (Direct – 0.018%; Indirect – 41.61%) and LCB (Direct – 40.01%; Indirect – Nil)*

(i) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%), LLB (Direct – 0.033%; Indirect – 42.07%) and LCB (Direct – 0.28%; Indirect – 40.25%)*

(j) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 100%)*

(k) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – 100%; Indirect – Nil)*

4. BOARD OF DIRECTORS

The Directors of Posim and their respective shareholdings in Posim as at 25 November 2002 are as follows:

Name	<------ Shareholding			------>	Designation	Nationality
	Direct	%	Indirect	%		
TSWC	-	-	177,555,171 [a]	87.37	Chairman	Malaysian
Lee Ching Kion	-	-	-	-	Managing Director	Malaysian
Ngan Yow Chong	-	-	-	-	Executive Director	Malaysian
Jen (B) Tan Sri Dato' Zain Hashim	-	-	-	-	Director	Malaysian
Dato' Mohamad bin Haji Ahmad	12,000	@	-	-	Director	Malaysian
Zainab binti Dato' Hj Mohamed	-	-	-	-	Director	Malaysian
Dato' Dali Mahmud Hashim	-	-	-	-	Director	Malaysian

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct-Nil; Indirect – 81.48%), Panoron (Direct-Nil; Indirect– 100%), Amanvest (Direct-Nil; Indirect – 100%), LHSB (Direct-Nil; Indirect – 80%) and Avenel (Direct-Nil; Indirect – 100%)*

@ *Negligible*

The Directors of Posim and their respective shareholdings in Posim after the Proposed GWRS are as follows:

Name	<------ Shareholding			------>	Designation	Nationality
	Direct	%	Indirect	%		
TSWC	-	-	177,555,171 [a]	87.37	Chairman	Malaysian
Lee Ching Kion	-	-	-	-	Managing Director	Malaysian
Ngan Yow Chong	-	-	-	-	Executive Director	Malaysian
Jen (B) Tan Sri Dato' Zain Hashim	-	-	-	-	Director	Malaysian
Dato' Mohamad bin Haji Ahmad	12,000	@	-	-	Director	Malaysian
Zainab binti Dato' Hj Mohamed	-	-	-	-	Director	Malaysian
Dato' Dali Mahmud Hashim	-	-	-	-	Director	Malaysian

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%), LLB (Direct – Nil; Indirect – 44.08%), Amanvest (Direct–Nil; Indirect–100%), Happyvest (Direct – Nil, Indirect – 81.48%), LHSB (Direct – Nil; Indirect – 80%) and Panoron (Direct – Nil; Indirect – 100%)*

@ *Negligible*

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary companies of Posim as at 25 November 2002 are as follows:

Name of company	Date and place of incorporation	Issued & fully paid-up share capital	Equity interest %	Principal activities
Posim Petroleum Marketing Sdn Bhd	13.05.1985 Malaysia	RM1,030,000	100	Trading and distribution of petroleum products
Posim Petroleum Products Sdn Bhd	29.04.1985 Malaysia	RM1,000,000	100	Manufacturing of petroleum products
Posim Marketing Sdn Bhd *(formerly known as Posim Industrial Equipment Sdn Bhd)*	15.03.1985 Malaysia	RM5,009,000	100	Trading, servicing, hiring and distribution of industrial machines and equipment
Posim Agricultural Products Sdn Bhd	20.09.1986 Malaysia	RM501,000	100	Dormant
Ototek Sdn Bhd	07.05.1986 Malaysia	RM1,500,000	70	Trading and distribution of lubricants, spark plugs and automotive components
Stoller Chemical Company (M) Sdn Bhd	29.12.1989 Malaysia	RM2	100	Dormant
SC Nominees Sdn Bhd	27.04. 1985 Malaysia	RM2	100	Investment holding
Fabulous Contour Sdn Bhd	24.05.1995 Malaysia	RM2	100	Dormant
SFI Paper Pte Ltd	18.09.1992 Singapore	SGD2	100 [(1)]	Dormant
Sabah Pulp and Paper Mill Sdn Bhd	05.12.1990 Malaysia	RM2	100 [(1)]	Dormant
SFI	30.04.1982 Malaysia	RM1,839,197,926	97.78	Integrated wood-based activities and pulp and paper mill operations

Note:

(1) *Held via SFI*

INFORMATION ON POSIM

The associated company of Posim as at 25 November 2002 is as follows:

Name of company	Date and place of incorporation	Issued & fully paid-up share capital	Equity interest %	Principal activities
Kinabalu Motor Assembly Sendirian Berhad	12.06.1974 Malaysia	RM38,550,000	20	Assembly of ISUZU range of motor vehicles

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of Posim for the five FYE 30 June 2002 and the announced unaudited consolidated results for the quarter ended 30 September 2002 are summarised as follows :

FYE 30 June	<------ Audited				------>	Unaudited quarter ended 30.09.02
	1998	1999	2000	2001	2002	
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	594,909	485,467	573,412	539,505	468,074	128,356
PBT	35,382	37,576	67,550	34,440	1,556	9,183
Taxation	(1,805)	4	(1,990)	(2,450)	(1,666)	(399)
PAT / (LAT)	33,577	37,580	65,560	31,990	(110)	8,784
MI	(8,936)	(3,103)	(1,720)	(1,058)	(271)	(308)
PAT / (LAT) and MI	24,641	34,477	63,840	30,932	(381)	8,476
Shareholders' funds	1,355,615	1,433,152	1,495,530	1,526,735	1,526,346	1,534,823
Total borrowings	141,303	100,711	55,988	53,623	34,665	33,473
Weighted average no. of Posim Shares in issue ('000)	203,043	203,043	203,043	203,198	203,219	203,219
Net EPS / (LPS) (sen)	12.1	17.0	31.4	15.2	(0.2)	16.7*
Gross dividend rate (%)	1.0	0.1	1.0	0.1	0.1	-

Notes:

* *Annualised.*

1. *There were no extraordinary items for the financial years and financial period under review.*

2. *For FYE 1999, despite the economic downturn, the Timber Extraction and Pulp and Paper ("TEPP") division recorded a PAT and MI of RM28 million. The improvement in results by the TEPP division was attributable to both an increase in domestic as well as export sales and this has resulted in a higher PAT after MI as compared to FYE 1998.*

3. *For FYE 2000, the significant increase in the PAT and MI of the Posim Group was mainly due to the impressive performance of the TEPP division as there was a significant increase in paper prices in the international market and the stronger demand for sawn timber and plywood. The TEPP division recorded a PAT and MI of RM64 million.*

4. *For FYE 2001, the reduction in PAT and MI was mainly attributable to a one-off provision for doubtful debts in respect of amount owing by ACB (Posim's ultimate holding company) of RM11 million and lower contribution from the TEPP division due to stiff competition in the market. The weakening of Rupiah that increased the competitiveness of Indonesian products has created a downward pressure on the international market and has resulted in margin erosion. The TEPP division recorded a PAT and MI of only RM38 million as compared to RM64 million in FYE 2000.*

5. *For the FYE 2002, Posim recorded a lower PBT due to depressed market conditions for paper and wood-based products as a result of stiff competition and dumping activities in the region.*

6. *For the quarter ended 30 September 2002, Posim reported a higher PBT as the prices for paper and wood-based products have stabilised as a result of anti-dumping measures taken by the regional economies towards the end of FYE 2002. The TEPP division contributed higher profit for the quarter due to the strengthening of prices for paper and other wood-based products.*

7. *Except for FYEs 1999 and 2002, the effective tax rate of Posim is lower than the statutory tax rate due to the utilisation of tax losses which were carried forward and the availability of investment tax credit in a subsidiary which were used to offset taxable income. No taxation was provided in FYE 1999 as the tax payable on chargeable income was waived in accordance with the Income Tax (Amendment) Act, 1999. The effective tax rate for FYE 2002 is higher than the statutory tax rate due mainly to non tax deductible expenses.*

7. HISTORICAL SHARE PRICE

The monthly highest and lowest market prices of Posim Shares for the 12 months to December 2002 as traded on the KLSE are as follows:

	High RM	Low RM
2002		
January	2.25	2.05
February	2.12	1.91
March	2.10	1.80
April	2.09	1.86
May	1.93	1.68
June	1.75	1.51
July	1.83	1.58
August	1.91	1.67
September	1.80	1.55
October	1.61	1.43
November	1.67	1.42
December	1.61	1.49

The latest transacted price of Posim Share on 25 March 2002, being the last Market Day immediately preceding the date of announcement of the revised GWRS	RM1.84
The latest transacted price of Posim Share on 2 January 2003 (the latest practicable date prior to the despatch of this Circular)	RM1.56

(Source: Bloomberg)

8. AUDITED FINANCIAL STATEMENTS OF THE POSIM GROUP

The audited financial statements of Posim for the FYE 30 June 2002 together with the Auditor's report are available for inspection at the Registered Office of Posim at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM.

Shareholders who wish to obtain a copy of the financial statements may forward your request in writing via ordinary post, fascimile or e-mail to the address and/or numbers below:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Contact Person : Wong Phooi Lin
Telephone Number : 03 2162 2155
Fax Number : 03 2162 3448
Email Address : gwrsllb@lion.com.my

in which case a copy of the financial statements of Posim will be sent to you at your specified mailing address by ordinary post without any fees or charges. Alternatively, shareholders may collect in person a copy of the financial statements from the Company's Registered Office at the address set out above.

INFORMATION ON CPB

1. HISTORY AND BUSINESS

CPB was incorporated as a private limited company in Malaysia on 24 March 1970 under the name of Chocolate Products (Malaysia) Sdn Berhad and assumed its current name on 22 December 1981. CPB was listed on the Main Board of the KLSE on 11 February 1982. CPB is an investment holding company. Its subsidiaries are principally involved in property management and beer brewing in PRC ("China Breweries"). The China Breweries are located in 5 provinces in PRC, namely Hubei, Hunan, Shandong, Jiangsu and Zhejiang, and are held through two wholly-owned subsidiary companies of CPB namely DEbier Sdn Bhd and Consitrade (M) Sdn Bhd. Some of the brand names of the beer manufactured by the China Breweries are Double Deer, Baisha, Jinlongquan, Jinlongwang, Lulansha, Weissen etc.

Further information on the China Breweries are as follows:

Company	**Hubei Lion Brewery Co Ltd and Hubei Jinlongquan Brewery Co Ltd**	**Hunan DEbier Brewery Co Ltd**	**Jiangsu DEbier Brewery Co Ltd**	**Ningbo Lion Brewery Co Ltd**
1) Location	Jingmen, Hubei Province, PRC	Changsa, Hunan Province, PRC	Taizhou, Jiangsu Province, PRC	Ningbo, Zhejiang Province, PRC
Size of plants				
- Land area	312,702 m^2	104,320 m^2	177,730 m^2	107,920 m^2
- Factory build-up	295,802 m^2	Approx. 30,000 m^2	44,166m^2	35,321 m^2
2) Number of lines and shifts	7 bottling lines and 1 canning line.	3 bottling lines and 1 canning line.	3 bottling lines and 1 canning line.	4 bottling lines and 1 canning line.
	2 shifts during summer. There is no production during winter unless there is market demand.	2 shifts during summer. There is no production during winter unless there is market demand.	2 shifts during summer. There is no production during winter unless there is market demand.	2 shifts during summer. There is no production during winter unless there is market demand.
3) Current utilisation (as at 25.11.02)	53%	62%	57%	70%
Maximum production capacity as at 25.11.02 (including leased breweries)	712,000 MT	150,000 MT	115,000 MT	230,000 MT
4) Established market for products and raw materials	Concentrated in Hubei Province	Concentrated in Changsha Municipality and Hunan Province	Concentrated in Taizhou and Yangzhou Municipalities	Concentrated in Ningbo Municipality
	The main raw materials are malts, hops, water and rice.	The main raw materials are malts, hops, water and rice.	The main raw materials are malts, hops, water and rice.	The main raw materials are malts, hops, water and rice.
	Malts – Approx. 30% is imported from Australia. Hops – Approx. 30% is imported from New Zealand and the US.	Malts – Approx. 30% is imported from Australia. Hops - Approx. 30% is imported from New Zealand and the US.	Malts - Approx. 30% is imported from Australia. Hops - Approx. 30% is imported from New Zealand and the US.	Malts - Approx. 70% is imported from Australia.
5) % of sales broken down into domestic and foreign (as at 25.11.02)	100% domestic sales	100% domestic sales	100% domestic sales	100% domestic sales
6) Number of employees as at 25.11.02 (including leased breweries) *Note : peak season production*	4,748	1,042	928	1,300

INFORMATION ON CPB

		Pingyang Lion Beer Co Ltd	Lion Brewery Group Co Ltd	ZhuZhou DEbier Brewery Co Ltd	Shandong DEbier Brewery Co Ltd
1)	Location	Angyang County, Zhejiang Province, PRC	Wenzhou, Zhejiang Province, PRC	Zhuzhou, Hunan Province, PRC	Zibo, Shandong Province, PRC
	Size of plants				
	- Land area	43,336 m^2	65,920 m^2	44,533 m^2	31,237 m^2
	- Factory build-up	Approx. 10,000 m^2	33,990 m^2	24,682 m^2	Approx. 14,000 m^2
2)	Number of lines and shifts	1 bottling line.	4 bottling lines and 1 canning line.	1 bottling line.	3 bottling lines.
		2 shifts during summer. There is no production during winter unless there is market demand.	2 shifts during summer. There is no production during winter unless there is market demand.	1 shift during summer. There is no production during winter unless there is market demand.	2.5 shifts during summer. There is no production during winter unless there is market demand.
3)	Current utilisation (as at 25.11.02)	100%	80%	18%	52%
	Maximum production capacity as at 25.11.02 (including leased breweries)	50,000 MT	250,000 MT	45,000 MT	140,000 MT
4)	Established market for products and raw materials	Concentrated in Ping Yang district, southern region of Zhejiang Province	Concentrated in Wenzhou Municipality	Concentrated in Zhuzhou Municipality	Concentrated within 300km from Yiyuan town, Zibo Municipality
		The main raw materials are malts, hops, water and rice.	The main raw materials are malts, hops, water and rice.	The main raw materials are malts, hops, water and rice.	The main raw materials are malts, hops, water and rice.
		Malts - approx. 30% to 35% is imported from Australia.	Malts - approx. 30% - 35% is imported from Australia.	Malts - approx. 30% - 35% is imported from Australia. Hops - approx. 30% is imported from New Zealand and the US.	Malts - approx. 30% is imported from Australia. Hops - approx. 30% is imported from New Zealand and the US.
5)	% of sales broken down domestic and foreign, and the countries exported to (as at 25.11.02)	100% domestic sales	100% domestic sales	99.94% domestic sales and 0.06% is exported to France	100% domestic sales
6)	Number of employees as at 25.11.02 (including leased breweries)	300	987	216	1,305

Note : peak season production

Note:-

1. *"Approx" denotes approximately.*

INFORMATION ON CPB

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of CPB are as follows:

	No. of ordinary shares	Par Value (RM)	Total (RM)
Authorised	1,000,000,000	0.50	500,000,000
Issued and fully paid-up	348,403,501	0.50	174,201,750.50

Details of the changes in CPB's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of Allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
24.03.1970	2	1.00	Subscribers' shares	2
15.10.1971	1,999,998	1.00	Cash	2,000,000
10.01.1972	500,000	1.00	Cash	2,500,000
08.12.1972	2,500,000	1.00	Cash	5,000,000
01.06.1974	500,000	1.00	Bonus Issue of 1 for 10	5,500,000
24.12.1981	2,200,000	1.00	Bonus Issue of 2 for 5	7,700,000
20.01.1982	3,300,000	1.00	Public Issue at RM1.20 per share	11,000,000
16.05.1984	5,000,000	1.00	Issued for the acquisition of The Grand Finale Sdn Bhd (now known as CP Properties Sdn Bhd) at an issue price of RM2.40 per share	16,000,000
16.05.1984	1,862,000	1.00	Special Issue to Bumiputera at par	17,862,000
10.10.1984	17,862,000	0.50	Bonus Issue of 1 for 2	26,793,000
24.10.1984	35,724,000	0.50	Rights Issue of 1 for 1 at par	44,655,000
29.04.1994	22,327,500	0.50	Rights issue of 1 for 4 at RM1.60 per share	55,818,750
15.09.1995	171,765,001	0.50	Issued for the acquisition of shares in Lion Subang Parade Sdn Bhd, Lion Mahkota Parade Sdn Bhd and Megavest Sdn Bhd at RM1.80 per share	141,701,250.50
17.11.1995	65,000,000	0.50	Exercise of rights to allotment of shares at RM1.80 per share by Ambang Jaya	174,201,250.50
20.11.1995	1,000	0.50	Issued pursuant to ESOS at RM1.99 per share	174,201,750.50

3. **Substantial Shareholders**

According to the Register of Substantial Shareholders, the substantial shareholders of CPB as at 25 November 2002 are as follows:

Name of substantial shareholder	<------Shareholding		------>		Place of incorporation /Nationality
	Direct	%	Indirect	%	
LTAT	13,200,771	3.79	220,555,945 [a]	63.30	Malaysia
DAC	-	-	232,016,501 [b]	66.59	Singaporean
TSWC	-	-	232,016,501 [c]	66.59	Malaysian
WCSB	-	-	222,489,945 [d]	63.86	Malaysia
Lancaster	-	-	222,489,945 [e]	63.86	Hong Kong SAR
Utara Enterprise	-	-	222,489,945 [f]	63.86	Malaysia
LRPL	-	-	232,016,501 [g]	66.59	Singapore
LHSB	1,934,000	0.56	220,555,945 [h]	63.30	Malaysia
Happyvest	-	-	220,555,945 [i]	63.30	Malaysia
Amanvest	-	-	220,555,945 [j]	63.30	Malaysia
LCB	13,283,000	3.81	207,272,945 [k]	59.49	Malaysia
Mirzan bin Mahathir	-	-	220,555,945 [l]	63.30	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	220,555,945 [m]	63.30	Malaysia
ACB	518,222	0.15	220,037,723 [n]	63.15	Malaysia
Timuriang	-	-	220,555,945 [o]	63.30	Malaysia
Umatrac	6,704,000	1.92	213,851,945 [p]	61.38	Malaysia
LDP	1,097,889	0.31	103,921,223 [q]	29.83	Malaysia
AKR	95,492,556	27.41	-	-	Malaysia
Horizon Towers	-	-	95,492,556 [r]	27.41	Malaysia
Ambang Jaya	73,501,000	21.10	-	-	Malaysia
Parkson	30,993,667	8.90	-	-	Malaysia
Datuk Lim Kheng Kim	28,695,945	8.24	-	-	Malaysian

Notes:
(Direct; Indirect) - represents the direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-20.19%), ACB (Direct-21%; Indirect-Nil), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

INFORMATION ON CPB

(b) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-0.83%; Indirect-19.17%), LDP (Direct-Nil; Indirect-20%), Narajaya (Direct-Nil; Indirect-100%), AKR (Direct-Nil; Indirect-100%), LCB (Direct-0.15%; Indirect-35.40%), ACB (Direct-0.03%; Indirect-35.70%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.14%; Indirect-59.54%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(c) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-Nil; Indirect-80%), LDP (Direct-49%; Indirect-1%), Narajaya (Direct-Nil; Indirect-100%), AKR (Direct-Nil; Indirect-100%), LCB (Direct-0.10%; Indirect-57.32%), ACB (Direct-Nil; Indirect-36.97%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-59.61%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(d) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-40%; Indirect-20%), AKR (Direct-Nil; Indirect-70%), LCB (Direct-0.21%; Indirect-32.56%), ACB (Direct-0.60%; Indirect-35.36%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.06%; Indirect-59.54%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(e) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-20%; Indirect-Nil), AKR (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-32.56%), ACB (Direct-0.75%; Indirect-35.36%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(f) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-20%; Indirect-Nil), AKR (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-32.56%), ACB (Direct-Nil; Indirect-35.36%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(g) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-19.17%; Indirect-Nil), LDP (Direct-20%; Indirect-Nil), Narajaya (Direct-Nil; Indirect-100%), AKR (Direct-Nil; Indirect-100%), LCB (Direct-Nil; Indirect-34.42%), ACB (Direct-Nil; Indirect 35.56%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(h) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-8.66%; Indirect-23.90%), ACB (Direct-0.001%; Indirect-35.36%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.002%; Indirect-59.53%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(i) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-23.90%), ACB (Direct-0.05%; Indirect-35.29%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.53%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(j) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-24.21%; Indirect-Nil), ACB (Direct-1.03%; Indirect-29.80%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.15%; Indirect 58%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(k) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), ACB (Direct-19.35%; Indirect-10.01%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.006%; Indirect-57.99%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(l) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-15.80%), ACB (Direct-Nil; Indirect-29.37%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(m) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-15.80%; Indirect-Nil), ACB (Direct-Nil; Indirect-29.37%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(n) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-70%; Indirect-Nil), LCB (Direct-Nil; Indirect-20.19%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), Ambang Jaya (Direct-100%; Indirect-Nil) and Parkson (Direct-Nil; Indirect-100%)*

(o) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-19.79%), ACB (Direct-Nil; Indirect-29.37%), Umatrac (Direct-100%; Indirect-Nil), AMB (Direct-Nil; Indirect-58%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-100%; Indirect-Nil)*

(p) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-19.01%; Indirect-Nil), ACB (Direct-Nil; Indirect-29.37%), AMB (Direct-57.99%; Indirect-0.006%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(q) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-30%) and Narajaya (Direct-100%; Indirect-Nil)*

(r) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-30%; Indirect-Nil)*

INFORMATION ON CPB

The substantial shareholders of CPB after the Proposed GWRS are as follows:

Name of substantial shareholder	<----Shareholding----		---->	
	Direct	%	Indirect	%
LTAT *	13,200,771	3.79	-	-
DAC	-	-	232,016,501 [a]	66.59
TSWC	-	-	232,016,501 [b]	66.59
WCSB	-	-	1,934,000 [c]	0.56
Lancaster	-	-	1,934,000 [d]	0.56
Utara Enterprise	-	-	1,934,000 [e]	0.56
LRPL	-	-	232,016,501 [f]	66.59
Datuk Lim Kheng Kim	28,695,945	8.24	-	-
LHSB *	1,934,000	0.56	-	-
LCB	13,283,000	3.81	207,272,945 [g]	59.49
LDP	1,097,889	0.31	228,984,612 [h]	65.72
Horizon Towers	-	-	220,555,945 [i]	63.30
AMSB	149,190,800	42.82	-	-
LLB	58,018,645	16.65	149,190,800 [j]	42.82
LLB Steel Industries Sdn Bhd	-	-	149,190,800 [k]	42.82
Steelcorp Sdn Bhd	-	-	149,190,800 [l]	42.82

* *Ceased to be substantial shareholders after the Proposed GWRS.*

Notes:
(Direct; Indirect) - represents the direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-0.83%; Indirect-19.17%), LDP (Direct-Nil; Indirect-20%), Narajaya (Direct-Nil; Indirect-100%), LCB (Direct-0.02%; Indirect - 47.60%), AMB (Direct-0.53%; Indirect-47.66%), LLB (Direct – 0.07%; Indirect-43.34%) and AMSB (Direct – 0.07%; Indirect - 43.34%)*

(b) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-Nil; Indirect-80%), LDP (Direct-49%; Indirect-1%), Narajaya (Direct-Nil; Indirect-100%), LCB (Direct-0.01%; Indirect-48.73%), AMB (Direct - 0.002%; Indirect – 47.89%), LLB (Direct-Nil; Indirect - 44.08%) and AMSB (Direct-Nil; Indirect - 44.08%)*

(c) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-40%; Indirect-20%)*

(d) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-20%; Indirect-Nil)*

(e) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-20%; Indirect-Nil)*

(f) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-19.17%; Indirect-Nil), LDP (Direct-20%; Indirect-Nil), Narajaya (Direct-Nil; Indirect-100%), LCB (Direct-Nil; Indirect-34.42%), AMB (Direct-Nil; Indirect – 47.64%), LLB (Direct-Nil; Indirect-43.33%) and AMSB (Direct-Nil; Indirect-43.33%)*

(g) *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct - Nil; Indirect - 37.93%), LLB (Direct- 41.46%; Indirect- 0.15%) and AMSB (Direct- 41.46%; Indirect- 0.15%)*

(h) *Deemed interested by virtue of Section 6A of the Cos Act held via Narajaya (Direct-100%; Indirect-Nil), LCB (Direct – 0.28%; 40.52%), AMB (Direct – Nil; Indirect – 37.97%), LLB (Direct – 0.033%; Indirect – 42.07%) and AMSB (Direct – Nil; Indirect – 42.10%)*

(i) *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct-0.04%, Indirect-37.93%); LCB (Direct-40.01%, Indirect-Nil); LLB (Direct-0.018%; Indirect-41.61%, AMSB (Direct-Nil; Indirect-41.63%)*

(j) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct-Nil; Indirect-100%)*

(k) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct-Nil; Indirect-99%)*

(l) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct-100%; Indirect-Nil)*

4. BOARD OF DIRECTORS

The Directors of CPB and their respective shareholdings in CPB as at 25 November 2002 are as follows:

	<———Shareholding———>					
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**	**Nationality**
TSWC	-	-	232,016,501[(a)]	66.59	Chairman	Malaysian
Heah Sieu Lay	-	-	-	-	Managing Director	Malaysian
Dato' Ismail bin Said	-	-	-	-	Director	Malaysian
Cheng Yong Kwang	-	-	-	-	Director	Singaporean
Dato Murad Mohamed Hashim	-	-	-	-	Director	Malaysian
George Leong Chee Fook	-	-	-	-	Director	Malaysian

Note:

(Direct; Indirect) - represents direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-Nil; Indirect-80%), LDP (Direct-49%; Indirect-1%), Narajaya (Direct-Nil; Indirect-100%), AKR (Direct-Nil; Indirect-100%), LCB (Direct-0.10%; Indirect-57.32%), ACB (Direct-Nil; Indirect-36.97%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.001%; Indirect-59.61%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

The Proposed GWRS is not expected to have any impact on the Directors' shareholdings in CPB. It is also anticipated that there will not be any change to the composition of the Board of Directors of CPB upon the completion of the Proposed GWRS.

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary companies of CPB as at 25 November 2002 are as follows:

Name of company	**Date and place of incorporation**	**Issued & fully paid-up share capital (RM unless otherwise stated)**	**Equity interest %**	**Principal activities**
Chocolate Products Manufacturing Sdn Bhd	03.11.1984 Malaysia	5,002,000	100	Ceased operation
Chocolate Products Trading Sdn Bhd	29.11.1977 Malaysia	730,000	100	Ceased operation

INFORMATION ON CPB

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
CPB Far East Limited	29.12.1989 Hong Kong SAR	HK2	100	Dormant
Chocolate Products (S) Pte Ltd	13.10.1983 Singapore	SGD2,000,000	100	Investment holding
CP Properties Sdn Bhd	23.05.1981 Malaysia	9,868,098	100	Dormant
Force Ten Sdn Bhd	23.05.1981 Malaysia	250,002	100	Dormant
Graimpi Sdn Bhd	21.07.1990 Malaysia	2	100	Investment holding
Le Chocolatier Boutique (M) Sdn Bhd	21.05.1985 Malaysia	2	100	Dormant
Lion Subang Parade Sdn Bhd	27.05.1986 Malaysia	3,008,910	100	Property management
Lion Mahkota Parade Sdn Bhd	28.08.1984 Malaysia	1,004,000	99.99	Property management and operation of food court
Megavest Sdn Bhd	29.05.1986 Malaysia	502,982.15	100	Property and housing development
Urban Resources Sdn Bhd	12.05.1981 Malaysia	1,000,000	100	Property development
Chocolate Investment Pte Ltd	09.01.1993 Singapore	SGD4,500,000	100	Investment holding
Subsidiary of Chocolate Investment Pte Ltd				
Beijing CPB Foodstuff Co Ltd *(formerly known as Beijing Vochelle Foodstuff Co Ltd)*	30.10.1993 PRC	USD4,400,000	70	Ceased operation
Subsidiaries of Lion Subang Parade Sdn Bhd				
Bingkisan Jaya Sdn Bhd	06.12.1984 Malaysia	10,000	100	Dormant
Chocolate Products Management Sdn Bhd	03.05.1984 Malaysia	5,002,000	100	Investment holding and operation of food court
Consitrade (M) Sdn Bhd	04.08.1990 Malaysia	20,135,470.26	100	Investment holding
Grand Tours & Travel Service Sdn Bhd	01.06.1978 Malaysia	125,002	100	Dormant
Hypervest Sdn Bhd	28.05.1986 Malaysia	10,000	100	Dormant

INFORMATION ON CPB

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Indobaru Sdn Bhd	26.05.1986 Malaysia	10,000	100	Dormant
Jatitrade Sdn Bhd	20.09.1986 Malaysia	10,000	100	Dormant
Pattervest Sdn Bhd	13.02.1986 Malaysia	10,000	100	Dormant
Hunan DEbier Brewery Co Ltd	14.12.1995 PRC	Rmb240,000,000	55	Beer brewing
Hubei Lion Brewery Co Ltd	20.12.1995 PRC	USD29,989,990	60	Beer brewing
Hubei Jinlongquan Brewery Co Ltd	20.12.1995 PRC	USD29,980,000	60	Beer brewing
Jinlongquan Brewery (Xiaogan) Co Ltd *(formerly known as Hubei Jinlong Shenshui Brewery Co Ltd)*	27.02.1998 PRC	Rmb18,000,000	55.6	Manufacturing and sales of beer and non-alcoholic drinks
Pingyang Lion Beer Co Ltd	30.03.1996 PRC	USD4,700,000	55	Beer brewing
Shanghai DEbier Management Consulting Co Ltd	18.03.1998 PRC	USD500,000	100	Management consulting services
Shandong DEbier Brewery Co Ltd	31.12.1996 PRC	Rmb60,000,000	60	Beer brewing
Zhu Zhou DEbier Brewery Co Ltd	13.12.1995 PRC	Rmb118,469,927	68.5	Beer brewing and mineral water bottling
Jiangsu DEbier Brewery Co Ltd	22.03.1996 PRC	USD12,045,458	55	Beer brewing
Subsidiaries of Chocolate Products Manufacturing Sdn Bhd				
CPB Investment AG	25.10.1988 Switzerland	CHF100,000	100	Investment holding
CPB Enterprise Sdn Bhd	19.09.1973 Malaysia	3,352,035	100	Ceased operation
United Brands Trading Sdn Bhd	10.05.1984 Malaysia	25,000	100	Dormant
Subsidiaries of Graimpi Sdn Bhd				
DEbier Sdn Bhd	06.02.1986 Malaysia	10,000,000	100	Investment holding

INFORMATION ON CPB

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Gemmo Pte Ltd	22.12.2000 Singapore	SGD100	100	Investment holding
Gesto Pte Ltd	17.1.2001 Singapore	SGD100	100	Dormant
Pavlova Investment Pte Ltd	25.03.1994 Singapore	SGD2	100	Investment holding
Lion Brewing Group Co Ltd	06.01.1995 PRC	USD23,050,000	55	Beer brewing
Wenzhou Double Deer Brewery Research Institute Co Ltd	29.09.2000 PRC	Rmb500,000	100	Providing technical assistance and undertaking research and development work
Wenzhou Double Deer Beer Marketing Co Ltd	15.10.1999 PRC	Rmb2,000,000	100	Sale and marketing of beer and other beverages
Wenzhou Double Deer Corporate Management and Consulting Co Ltd	22.12.2000 PRC	Rmb500,000	100	Provision of consulting services
Wenzhou Double Deer Material Sourcing Co Ltd	29.09.2000 PRC	Rmb500,000	100	Sourcing raw materials for beer brewing, machinery and parts
Zhejiang YanDangShan Lion Brewery Co Ltd	11.08.1999 PRC	Rmb39,560,000	100	Beer brewing

The associated company of CPB as at 25 November 2002 is as follows:

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Ningbo Lion Brewery Co Ltd	12.12.1995 PRC	Rmb240,000,000	44.7	Beer brewing

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of CPB for the five FYE 30 June 2002 and the announced unaudited consolidated results for the quarter ended 30 September 2002 are summarised as follows

	<---	---	Audited	---	--->	Unaudited
FYE 30 June	**1998**	**1999**	**2000**	**2001**	**2002**	**quarter ended 30.09.2002**
	RM'000	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**
Turnover	675,153	683,468	691,698	614,372	615,031	207,113
(LBT)/ PBT	(32,017)	(10,506)	(39,430)	21,063	6,453	20,297
Taxation	(1,978)	(1,786)	(14,617)	(17,909)	(16,877)	(6,069)
(LAT)/ PAT	(33,995)	(12,292)	(54,047)	3,154	(10,424)	14,228
MI	(12,829)	(4,280)	(11,721)	(6,646)	2,530	(5,956)
(LAT)/PAT and MI	(46,824)	(16,572)	(65,768)	(3,492)	(7,894)	8,272
Shareholders' funds	763,076	636,533	603,256	602,173	512,645	520,917
Total borrowings	665,611	486,959	445,115	432,700	392,018	362,489
Weighted average no. of CPB Shares in issue ('000)	348,404	348,404	348,404	348,404	348,404	348,404
Net (LPS)/EPS (sen)	(13.4)	(4.8)	(18.9)	(1.0)	(2.3)	9.5*
Gross dividend rate (%)	0.5	0.1	0.1	0.1	0.1	-

Notes:

* *Annualised.*

1. *There were no extraordinary items for the financial years and financial period under review.*

2. *For FYE 1999, a lower LBT was recorded due mainly to lower conversion loss of RM14 million (RM53 million in the FYE 1998) and writing down the value of stocks, plant and machinery and debtors of the China Breweries of approximately RM20 million.*

3. *For FYE 2000, the CPB Group recorded a higher LBT due mainly to higher amortisation of foreign exchange losses of RM32 million and provision for diminution in assets value upon the divestment of its chocolate and confectionery business of RM28 million.*

4. *A PBT was reported for the FYE 2001 due to the absence of provision for diminution in assets value and foreign exchange losses which was fully written off in FYE 2000 totalling RM60 million.*

5. *The stiff competition in the beer market in PRC has resulted in margin erosion for the CPB Group for the FYE 2002 and thus lower PBT as compared to FYE 2001*

6. *Higher turnover was reported for the quarter ended 30 September 2002 due mainly to the seasonally higher sales during the summer season in the China beer market.*

7. *Taxation was provided for FYE 1998, 1999 and 2000 despite losses incurred by the CPB Group. This was mainly due to losses incurred by certain subsidiary companies which cannot be offset against profits from other subsidiary companies within the CPB Group. The effective tax rates in FYE 2001 and 2002 are higher than the statutory tax rate as the taxation charge is in respect of certain subsidiary companies which are profitable.*

7. HISTORICAL SHARE PRICE

The monthly highest and lowest market prices of CPB Shares for the 12 months to December 2002 as traded on the KLSE are as follows:

	High RM	Low RM
2002		
January	0.470	0.400
February	0.450	0.400
March	0.425	0.375
April	0.595	0.380
May	0.550	0.420
June	0.440	0.380
July	0.450	0.380
August	0.425	0.260
September	0.375	0.305
October	0.415	0.325
November	0.445	0.400
December	0.495	0.425

The latest transacted price of CPB Share on 25 March 2002, being the last Market Day immediately preceding the date of announcement of the revised GWRS	RM0.395
The latest transacted price of CPB Share on 2 January 2003 (the latest practicable date prior to the despatch of this Circular)	RM0.480

(Source: Bloomberg)

8. AUDITED FINANCIAL STATEMENTS OF THE CPB GROUP

The audited financial statements of CPB for the FYE 30 June 2002 together with the Auditor's report is available for inspection at the Registered Office of CPB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM.

Shareholders who wish to obtain a copy of the financial statements may forward your request in writing via ordinary post, fascimile or e-mail to the address and/or numbers below:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Contact Person : Wong Phooi Lin
Telephone Number : 03 2162 2155
Fax Number : 03 2162 3448
Email Address : gwrsllb@lion.com.my

in which case a copy of the financial statements of CPB will be sent to you at your specified mailing address by ordinary post without any fees or charges. Alternatively, shareholders may collect in person a copy of the financial statements from the Company's Registered Office at the address set out above.

INFORMATION ON ACB

1. HISTORY AND BUSINESS

ACB was incorporated in Malaysia on 10 October 1974 as Kinta Steel Sdn Bhd under the Cos Act. It changed its name to Amalgamated Steel Mills Sdn Bhd on 9 July 1976. It was converted into a public company on 18 June 1982. ACB was listed on the Main Board of the KLSE on 13 January 1983. It adopted its current name on 12 December 1994.

Before the Proposed GWRS, ACB is an investment holding company whose subsidiaries are involved in the manufacture and marketing of steel bars, wire rods and hot briquetted iron ("HBI"), distribution and manufacture of tyres, rubber compound and other related products, manufacture of light trucks and buses and motorcycle parts and accessories, sale and distribution of "Suzuki" motor vehicles, beer brewing, integrated wood based activities and pulp and paper mill operation, property development, cultivation of rubber and oil palm, processing of palm oil and plantation management and operation of departmental stores and hypermarket.

The Proposed Corporate Restructuring Exercise of ACB to be implemented pursuant to the Proposed GWRS seeks to rationalise the activities of the ACB Group. Following the implementation of the Proposed Corporate Restructuring Exercise of ACB, the ACB Group would concentrate on the operation of departmental stores and hypermarkets, cultivation of rubber and oil palm and processing of palm oil and plantation management and property development.

OPERATION OF DEPARTMENTAL STORES AND HYPERMARKETS

The details of ACB's departmental stores / hypermarkets are as follows:

Parkson stores and Xtra Supercenters located in Malaysia

Departmental stores / hypermarkets and location	Trading area in square meters
Parkson Grand	
Suria KLCC, Kuala Lumpur	10,361
Sungai Wang Plaza, Kuala Lumpur	12,336
Atria, Damansara Jaya, Selangor	9,335
Subang Parade, Subang Jaya, Selangor	8,964
Mahkota Parade, Melaka	8,726
Holiday Inn Plaza, Johor Bahru, Johor	5,492
Kuching, Sarawak	5,977
Miri, Sarawak	5,353
Wawasan Plaza, Kota Kinabalu, Sabah	5,459
Gurney Plaza, Penang	9,782
Prangin Mall Komtar, Penang	10,188
Klang Parade, Klang, Selangor	6,506
Seremban Parade, Seremban, Negeri Sembilan	6,383
Ipoh Parade, Ipoh, Perak	11,555
Parkson Ria	
Batu Gajah, Perak	1,365
Petani Parade, Sungai Petani, Kedah	6,141
Kajang, Selangor	5,309
Kuantan Plaza, Kuantan, Pahang	6,376
TAR Complex, Johor	2,245
Pontian, Johor	1,093
Mersing, Johor	883
Skudai, Johor	3,291

INFORMATION ON ACB

Departmental stores / hypermarkets and location	Trading area in square meters
Karamunsing, Kota Kinabalu, Sabah	1,131
Labuan	3,111
Sibu, Sarawak	3,944
Xtra Supercenter Sdn Bhd	
The Mines Mall, Selangor	5,601
Klang Parade, Klang, Selangor	4,589
Ipoh Parade, Ipoh, Perak	1,988
Southern City, Johor Bahru, Johor	6,648
Prangin Mall Komtar, Penang	1,451

The total number of staff employed by Parkson Malaysia and Xtra Supercenters as at 25 November 2002 are 1,869 and 512 respectively. The principal markets targeted by Parkson Malaysia are the middle and upper class income group whereas the principal market targeted by Xtra Supercenters is the lower class income group.

Parkson stores and Xtra Supercenters located in PRC

Departmental stores / hypermarkets and location	Trading area in square meters
Parkson, Beijing	26,485
Parkson, Shanghai	14,097
Parkson, Chengdu	7,270
Parkson, Dalian	13,630
Parkson, Qingdao	22,006
Parkson, Wuhan Shopping Centre	83,000
Parkson, Wuxi	15,658
Parkson, Yangzhou	12,035
Parkson, Xian	11,640
Parkson, Chongqing	6,059
Parkson, Mianyang	13,384
Parkson, Nanshan	3,500
Parkson, Inner Mongolia	14,000
Parkson, Jimou	12,216
Parkson, Laoshan	16,422
Parkson, Hefei	22,128
Parkson, Weifang	22,000
Parkson, Langgao	14,687
Parkson, Anshan	34,364
Parkson, Zhongshang	5,517
Parkson, Lanzhou	11,776
Parkson, Haisheng	7,550
Parkson, Guiyang	9,274
Parkson, Deyang	7,300
Parkson, Guangzhou	19,879
Parkson, Kunming	19,866
Parkson, Moer	25,000
Parkson, Hunan	8,709
Parkson, Taiyuan, Shanxi	26,598
Parkson, Shantou	13,002
Parkson, Shenyang	34,093
Xtra Supercenter, Zibo	7,395
Xtra Supercenter, Shenyang	8,660
Xtra Supercenter, Xining	10,000

As at 25 November 2002, Parkson China employed approximately 6,000 staff. The principal area targeted by Parkson China are the provincial capitals, where the population is approximately 1 million and the age group is between 18 and 38 years of age.

CULTIVATION OF RUBBER AND OIL PALM, PROCESSING OF PALM OIL, PLANTATION MANAGEMENT AND PROPERTY DEVELOPMENT

ACB Group's principal activities of cultivation of rubber and oil palm, processing of palm oil, plantation management and property development after the Proposed Corporate Restructuring Exercise of ACB would be carried out via Akurjaya and Hiap Joo Chong. The details of the properties of Akurjaya and Hiap Joo Chong are set out in Section 6 below.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of ACB are as follows:

	No. of ordinary shares	Par value (RM)	Total (RM)
Authorised	2,000,000,000	0.50	1,000,000,000
Issued and fully paid-up	1,259,593,001	0.50	629,796,500.50

Details of the changes in ACB's issued and fully paid-up share capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
10.10.1974	2	1.00	Cash	2
28.05.1976	3	1.00	Cash	5
04.01.1978	5,736,000	1.00	Cash	5,736,005
11.07.1978	6,263,995	1.00	Cash	12,000,000
08.02.1980	12,000,000	1.00	Bonus issue of 1 for 1	24,000,000
06.05.1981	2,400,000	1.00	Rights issue of 1 for 10 at RM1.00 per share	26,400,000
01.09.1981	11,600,000	1.00	Bonus issue of 29 for 66	38,000,000
20.02.1982	22,000,000	1.00	Bonus issue of 11 for 19	60,000,000
27.03.1982	12,000,000	1.00	Rights issue of 1 for 5 at RM1.00 per share	72,000,000
29.12.1982	13,000,000	1.00	Public issue at RM1.00 per share	85,000,000
16.12.1983	Sub-division of the par value of shares from RM1.00 per share to RM0.50 per share			85,000,000
01.02.1984	170,000,000	0.50	Bonus issue of 1 for 4 and rights issue of 3 for 4 at RM0.70 per share	170,000,000
15.01.1988	50,000,000	0.50	Acquisition of Inview Corporation Sdn Bhd at RM1.00 per share	195,000,000

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
26.05.1988	10,177,494	0.50	Acquisition of 45.4% of Suzuki Assemblers Malaysia Sdn. Bhd. and 49% of Lion Suzuki Marketing Sdn Bhd at RM1.10 per share	200,088,747
22.08.1988	9,822,506	0.50	Special issue at RM1.10 per share	205,000,000
09.06.1990	65,000	0.50	Exercise of ESOS at RM4.03 per share	205,032,500
20.06.1990	101,000	0.50	Exercise of ESOS at RM4.03 per share	205,083,000
04.07.1990	32,000	0.50	Exercise of ESOS at RM4.03 per share	205,099,000
21.07.1990	167,000	0.50	Exercise of ESOS at RM4.03 per share	205,182,500
10.08.1990	71,000	0.50	Exercise of ESOS at RM4.03 per share	205,218,000
30.08.1990	14,000	0.50	Exercise of ESOS at RM4.03 per share	205,225,000
11.09.1990	46,000	0.50	Exercise of ESOS at RM4.03 per share	205,248,000
25.03.1991	3,000	0.50	Exercise of ESOS at RM4.03 per share	205,249,500
30.04.1991	107,000	0.50	Exercise of ESOS at RM4.03 per share	205,303,000
18.05.1991	35,000	0.50	Exercise of ESOS at RM4.03 per share	205,320,500
25.05.1991	58,000	0.50	Exercise of ESOS at RM4.03 per share	205,349,500
29.05.1991	187,000	0.50	Exercise of ESOS at RM4.03 per share	205,443,000
13.06.1991	179,000	0.50	Exercise of ESOS at RM4.03 per share	205,532,500
26.06.1991	51,000	0.50	Exercise of ESOS at RM4.03 per share	205,558,000
09.07.1991	34,000	0.50	Exercise of ESOS at RM4.03 per share	205,575,000
18.07.1991	14,000	0.50	Exercise of ESOS at RM4.03 per share	205,582,000
06.08.1991	24,000	0.50	Exercise of ESOS at RM4.03 per share	205,594,000
19.04.1993	205,594,000	0.50	Rights issue of 1 for 2 at RM1.65 per share	308,391,000
13.05.1993	10,000	0.50	Exercise of ESOS at RM2.72 per share	308,396,000
25.05.1993	29,000	0.50	Exercise of ESOS at RM2.72 per share	308,410,500
29.05.1993	17,000	0.50	Exercise of ESOS at RM2.72 per share	308,419,000
22.06.1993	284,000	0.50	Exercise of ESOS at RM2.72 per share	308,561,000
07.07.1993	4,000	0.50	Exercise of ESOS at RM2.72 per share	308,563,000
25.08.1993	9,000	0.50	Exercise of ESOS at RM2.72 per share	308,567,500
02.09.1993	642,000	0.50	Exercise of ESOS - 605,000 shares @ RM2.72 per share 37,000 shares @RM3.17 per share	308,888,500
09.09.1993	1,098,000	0.50	Exercise of ESOS - 757,000 shares @ RM2.72 per share 323,000 shares @RM3.17 per share 18,000 shares @RM3.24 per share	309,437,500

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
17.09.1993	363,000	0.50	Exercise of ESOS - 321,000 shares @ RM2.72 per share 34,000 shares @RM3.17 per share 8,000 shares @RM3.24 per share	309,619,000
05.10.1993	494,000	0.50	Exercise of ESOS - 311,000 shares @ RM2.72 per share 148,000 shares @RM3.17 per share 35,000 shares @RM3.24 per share	309,866,000
19.10.1993	144,000	0.50	Exercise of ESOS - 133,000 shares @ RM2.72 per share 11,000 shares @RM3.17 per share	309,938,000
30.10.1993	506,000	0.50	Exercise of ESOS - 241,000 shares @ RM2.72 per share 197,000 shares @RM3.17 per share 68,000 shares @RM3.24 per share	310,191,000
15.11.1993	560,000	0.50	Exercise of ESOS - 256,000 shares @ RM2.72 per share 286,000 shares @RM3.17 per share 18,000 shares @RM3.24 per share	310,471,000
27.11.1993	837,000	0.50	Exercise of ESOS - 205,000 shares @ RM2.72 per share 431,000 shares @RM3.17 per share 201,000 shares @RM3.24 per share	310,889,500
11.12.1993	1,327,000	0.50	Exercise of ESOS - 274,000 shares @ RM2.72 per share 407,000 shares @RM3.17 per share 162,000 shares @RM3.24 per share 484,000 shares @RM3.73 per share	311,553,000
16.12.1993	1,769,000	0.50	Exercise of ESOS - 130,000 shares @ RM2.72 per share 584,000 shares @RM3.17 per share 173,000 shares @RM3.24 per share 882,000 shares @RM3.73 per share	312,437,500
17.01.1994	800,000	0.50	Exercise of ESOS - 135,000 shares @ RM2.72 per share 143,000 shares @RM3.17 per share 141,000 shares @RM3.24 per share 381,000 shares @RM3.73 per share	312,837,500
19.01.1994	435,000	0.50	Exercise of ESOS - 27,000 shares @ RM2.72 per share 63,000 shares @RM3.17 per share 59,000 shares @RM3.24 per share 286,000 shares @RM3.73 per share	313,055,000

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
31.01.1994	103,000	0.50	Exercise of ESOS - 20,000 shares @ RM2.72 per share 26,000 shares @RM3.17 per share 23,000 shares @RM3.24 per share 34,000 shares @RM3.73 per share	313,106,500
18.02.1994	33,000	0.50	Exercise of ESOS - 5,000 shares @ RM2.72 per share 10,000 shares @RM3.17 per share 2,000 shares @RM3.24 per share 16,000 shares @RM3.73 per share	313,123,000
28.02.1994	191,000	0.50	Exercise of ESOS - 4,000 shares @ RM2.72 per share 32,000 shares @RM3.17 per share 97,000 shares @RM3.24 per share 58,000 shares @RM3.73 per share	313,218,500
11.03.1994	123,000	0.50	Exercise of ESOS - 7,000 shares @ RM2.72 per share 19,000 shares @RM3.17 per share 8,000 shares @RM3.24 per share 89,000 shares @RM3.73 per share	313,280,000
24.03.1994	21,000	0.50	Exercise of ESOS - 3,000 shares @ RM2.72 per share 5,000 shares @RM3.24 per share 13,000 shares @RM3.73 per share	313,290,500
31.03.1994	3,000	0.50	Exercise of ESOS - 1,000 shares @ RM2.72 per share 2,000 shares @RM3.17 per share	313,292,000
14.04.1994	2,000	0.50	Exercise of ESOS - 1,000 shares @ RM2.72 per share 1,000 shares @RM3.17 per share	313,293,000
28.04.1994	55,000	0.50	Exercise of ESOS - 15,000 shares @ RM2.72 per share 17,000 shares @RM3.17 per share 3,000 shares @RM3.24 per share 20,000 shares @RM3.73 per share	313,320,500
12.05.1994	17,000	0.50	Exercise of ESOS - 12,000 shares @ RM2.72 per share 5,000 shares @RM3.17 per share	313,329,000
10.06.1994	8,000	0.50	Exercise of ESOS - 2,000 shares @ RM2.72 per share 1,000 shares @RM3.17 per share 5,000 shares @RM3.24 per share	313,333,000
27.06.1994	5,000	0.50	Exercise of ESOS - 2,000 shares @ RM2.72 per share 2,000 shares @RM3.17 per share 1,000 shares @RM3.24 per share	313,335,500

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
12.07.1994	10,000	0.50	Exercise of ESOS - 8,000 shares @ RM2.72 per share 2,000 shares @RM3.17 per share	313,340,500
30.07.1994	6,000	0.50	Exercise of ESOS at RM2.72 per share	313,343,500
17.08.1994	112,000	0.50	Exercise of ESOS - 32,000 shares @ RM2.72 per share 27,000 shares @RM3.17 per share 53,000 shares @RM3.24 per share	313,399,500
26.08.1994	144,000	0.50	Exercise of ESOS - 21,000 shares @ RM2.72 per share 55,000 shares @RM3.17 per share 56,000 shares @RM3.24 per share 12,000 shares @RM3.73 per share	313,471,500
09.09.1994	265,000	0.50	Exercise of ESOS - 27,000 shares @ RM2.72 per share 54,000 shares @RM3.17 per share 162,000 shares @RM3.24 per share 22,000 shares @RM3.73 per share	313,604,000
21.09.1994	247,000	0.50	Exercise of ESOS - 5,000 shares @ RM2.72 per share 43,000 shares @RM3.17 per share 40,000 shares @RM3.24 per share 159,000 shares @RM3.73 per share	313,727,500
29.09.1994	373,000	0.50	Exercise of ESOS - 11,000 shares @ RM2.72 per share 82,000 shares @RM3.17 per share 24,000 shares @RM3.24 per share 256,000 shares @RM3.73 per share	313,914,000
12.10.1994	728,000	0.50	Exercise of ESOS - 19,000 shares @ RM2.72 per share 87,000 shares @RM3.17 per share 79,000 shares @RM3.24 per share 543,000 shares @RM3.73 per share	314,278,000
19.10.1994	303,000	0.50	Exercise of ESOS - 2,000 shares @ RM2.72 per share 31,000 shares @RM3.17 per share 17,000 shares @RM3.24 per share 253,000 shares @RM3.73 per share	314,429,500
01.11.1994	238,000	0.50	Exercise of ESOS - 9,000 shares @ RM2.72 per share 6,000 shares @RM3.17 per share 104,000 shares @RM3.24 per share 119,000 shares @RM3.73 per share	314,548,500
14.12.1994	119,000	0.50	Exercise of ESOS - 20,000 shares @ RM3.17 per share 17,000 shares @RM3.24 per share 82,000 shares @RM3.73 per share	314,608,000

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
14.01.1995	1,000	0.50	Exercise of ESOS at RM3.17 per share	314,608,500
17.03.1995	5,000	0.50	Exercise of ESOS at RM3.17 per share	314,611,000
22.05.1995	8,000	0.50	Exercise of ESOS - 4,000 shares @RM3.17 per share 4,000 shares @RM3.24 per share	314,615,000
27.06.1995	4,000	0.50	Exercise of ESOS at RM3.64 per share	314,617,000
20.07.1995	68,000	0.50	Exercise of ESOS at RM3.64 per share	314,651,000
10.08.1995	52,000	0.50	Exercise of ESOS - 14,000 shares @RM2.72 per share 38,000 shares @RM3.64 per share	314,677,000
24.08.1995	75,000	0.50	Exercise of ESOS - 4,000 shares @RM3.17 per share 7,000 shares @RM3.24 per share 60,000 shares @RM3.64 per share 4,000 shares @RM3.73 per share	314,714,500
12.09.1995	45,000	0.50	Exercise of ESOS - 1,000 shares @RM3.17 per share 30,000 shares @RM3.64 per share 14,000 shares @RM3.73 per share	314,737,000
15.09.1995	35,000	0.50	Exercise of ESOS - 4,000 shares @RM3.17 per share 30,000 shares @RM3.64 per share 1,000 shares @RM3.73 per share	314,754,500
28.09.1995	503,607,200	0.50	Bonus issue of 3 for 5 and Dividends in Specie of 1 for 5	566,558,100
20.11.1995	125,901,800	0.50	Rights issue of 1 for 5 at RM1.70 per share	629,509,000
29.01.1996	2,000	0.50	Exercise of Warrants at RM2.20 per share	629,510,000
10.05.1996	12,000	0.50	Executive Share Option at RM1.53 per share	629,516,000
15.07.1996	1	0.50	Exercise of Warrants at RM2.20 per share	629,516,000.50
21.02.1997	42,000	0.50	Exercise of ESOS at RM1.99 per share	629,537,000.50
27.02.1997	40,000	0.50	Exercise of ESOS at RM1.99 per share	629,557,000.50
09.07.1999	22,000	0.50	Exercise of ESOS at RM0.80 per share	629,568,000.50
15.07.1999	17,000	0.50	Exercise of ESOS at RM0.80 per share	629,576,500.50
22.07.1999	46,000	0.50	Exercise of ESOS at RM0.80 per share	629,599,500.50
26.07.1999	60,000	0.50	Exercise of ESOS - 45,000 shares @ RM0.80 per share 15,000 shares @ RM1.10 per share	629,629,500.50

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
30.07.1999	243,000	0.50	Exercise of ESOS - 209,000 shares @ RM0.80 per share 34,000 shares @ RM1.10 per share	629,751,000.50
03.08.1999	42,000	0.50	Exercise of ESOS - 37,000 shares @ RM0.80 per share 5,000 shares @ RM1.10 per share	629,772,000.50
06.08.1999	34,000	0.50	Exercise of ESOS at RM0.80 per share	629,789,000.50
16.08.1999	10,000	0.50	Exercise of ESOS at RM0.80 per share	629,794,000.50
03.09.1999	5,000	0.50	Exercise of ESOS at RM0.80 per share	629,796,500.50

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of ACB as at 25 November 2002 are as follows:

	<--------------Shareholding--------------->				
Name of substantial shareholders	Direct	%	Indirect	%	Place of Incorporation/ Nationality
TSWC	-	-	465,726,886 [a]	36.97	Malaysian
LRPL	-	-	447,911,826 [b]	35.56	Singapore
DAC	435,000	0.03	449,607,826 [c]	35.70	Singaporean
Lancaster	9,480,000	0.75	445,361,826 [d]	35.36	Hong Kong SAR
Utara Enterprise	-	-	445,361,826 [e]	35.36	Malaysia
WCSB	7,585,366	0.60	445,361,826 [f]	35.36	Malaysia
LHSB	22,926	*	445,338,900 [g]	35.36	Malaysia
Happyvest	654,381	0.05	444,529,119 [h]	35.29	Malaysia
Amanvest	12,972,395	1.03	375,324,676 [i]	29.80	Malaysia
Mirzan bin Mahathir	-	-	369,907,238 [j]	29.37	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	369,907,238 [k]	29.37	Malaysia
LTAT	264,505,413	21.00	-	-	Malaysia
Limpahjaya	126,133,797	10.01	-	-	Malaysia
LCB	243,773,441	19.35	126,133,797 [l]	10.01	Malaysia

INFORMATION ON ACB

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

*	*Negligible.*
a	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct – Nil; Indirect - 81.46%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), Lancaster (Direct - 60%; Indirect - Nil), LHSB (Direct – Nil; Indirect - 80%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 79%), WCSB (Direct - 99.99%; Indirect - 0.01%), Horizon Towers (Direct – Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), LCB (Direct - 0.1%; Indirect - 57.32%), Limpahjaya (Direct – Nil; Indirect - 100%) and Ceemax (Direct – Nil; Indirect - 100%).*
b	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 11.74%; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), LHSB (Direct - 19.17%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), Horizon Towers (Direct – Nil; Indirect - 100%), LCB (Direct – Nil; Indirect - 34.42%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
c	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 5.49%; Indirect - 62.75%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), LHSB (Direct - 0.83%; Indirect - 19.17%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 70.64%), Horizon Towers (Direct – Nil; Indirect - 100%), LCB (Direct - 0.15%; Indirect - 35.40%), Limpahjaya (Direct – Nil; Indirect - 100%) and Sin Seng (Direct - 20%; Indirect - Nil).*
d	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct – Nil; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct – Nil; Indirect - 32.56%), Limpahjaya (Direct – Nil; Indirect - 100%)*
e	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 15.12%; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect – 67.04%), LCB (Direct – Nil; Indirect - 32.56%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
f	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 9.01%; Indirect - 66.13%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 40%; Indirect - 20%) , Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%); LCB (Direct - 0.21%; Indirect - 32.56%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
g	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 51.01%; Indirect - Nil), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct - 51%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 77.06%; Indirect - 13.23%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct - 8.66%; Indirect – 23.90%) and Limpahjaya (Direct - Nil; Indirect - 100%).*
h	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - 100%; Indirect - Nil), Panoron (Direct – Nil; Indirect - 100%), Finlink (Direct – Nil; Indirect - 100%), Tirta (Direct - 51.31%; Indirect - 15.64%), LCB (Direct – Nil; Indirect – 23.90%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
i	*Deemed interested by virtue of Section 6A of the Cos Act held via Finlink (Direct - 100%; Indirect - Nil), LCB (Direct – 23.90%; Indirect - Nil) and Limpahjaya (Direct – Nil; Indirect - 100%).*
j	*Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – Nil; Indirect - 15.80%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
k	*Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 15.80%; Indirect - Nil) and Limpahjaya (Direct – Nil; Indirect - 100%).*
l	*Deemed interested by virtue of Section 6A of the Cos Act held via Limpahjaya (Direct - Nil; Indirect - 100%).*

4. BOARD OF DIRECTORS

The Board of Directors of ACB and their respective shareholdings in ACB as at 25 November 2002 are as follows:

	<----------------Shareholding------------->					
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**	**Nationality**
Jen (B) Tan Sri Dato' Zain Hashim	-	-	175,000 [a]	-	Chairman	Malaysian
Pee Kang Seng @ Lim Kang Seng	-	-	-	-	Managing Director	Malaysian
TSWC	-	-	465,726,886 [b]	36.97	Director	Malaysian
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim	-	-	-	-	Director	Malaysian
Munajat Bin Idris	-	-	-	-	Director	Malaysian
M Chareon Sae Tang @ Tan Whye Aun	-	-	-	-	Director	Malaysian
Tan Siak Tee	50,000	0.004	-	-	Director	Malaysian

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a *175,000 options granted pursuant to the ESOS of ACB.*

b *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - Nil; Indirect - 81.46%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - Nil; Indirect - 100%), Lancaster (Direct - 60%; Indirect – Nil), LHSB (Direct – Nil; Indirect - 80%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 79%), WCSB (Direct - 99.99%; Indirect - 0.01%), Horizon Towers (Direct - Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), LCB (Direct - 0.1%; Indirect - 57.32%), Limpahjaya (Direct - Nil; Indirect - 100%) and Ceemax (Direct – Nil; Indirect - 100%).*

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary and associated companies of ACB as at 25 November 2002 are set out below:

Subsidiary Companies

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Akurjaya	29.01.1986 Malaysia	63,500,000	70	Investment holding, plantation management and property development
Amalgamated Rolling Mill Sdn Bhd	31.12.1982 Malaysia	1,000,000	100	Trading of steel related products
Ambang Jaya Sdn Bhd	14.11.1985 Malaysia	1,000,000	100	Investment holding
Amsteel Capital Holdings Sdn Bhd	25.04.1983 Malaysia	242,200,000	100	Investment holding
Amsteel Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
Angkasa Marketing (Singapore) Pte Ltd	23.12.1983 Singapore	SGD2,000,000	100	Investment holding
Amsteel Harta (M) Sdn Bhd (*formerly known as Arau Pinang Sdn Bhd*)	06.03.2002 Malaysia	2	100	Managing of debts novated from ACB and certain of its subsidiaries to Amsteel Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by ACB and certain of its subsidiaries
Avenel	12.06.1984 Malaysia	100,000,000	55 45 (a)	Investment holding
Ayer Keroh Resort Sdn Bhd	25.08.1983 Malaysia	20,000,000	70	Investment holding and property development
Bungawang Sdn Berhad	06.12.1983 Malaysia	25,000	70	Investment holding
Crystavel Sdn Bhd	05.10.1990 Malaysia	1,000	99.8	Investment holding
Exuniq Sdn Bhd	07.05.1990 Malaysia	10,000	100	Investment holding
Harbour Home Sdn Bhd	03.05.1984 Malaysia	10,000	100	Investment holding
Lion Metal Industries Sdn Bhd	20.10.1978 Malaysia	8,069,990	100	Provision of storage facilities
Lion Plantations Sdn Bhd	11.05.1979 Malaysia	8,000,000	70	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Lion Seatings Sdn Bhd	28.02.1985 Malaysia	10,000,000	100	Ceased operation
Lion Tooling Sdn Bhd	21.04.1989 Malaysia	2,000,000	100	Manufacture and sale of tools and dies
Mastrama Sdn Bhd	24.04.1985 Malaysia	10,000	100	Invesment holding
Megasteel HBI Sdn Bhd	14.03.1985 Malaysia	2	100	Dormant
Optima Jaya Sdn Bhd	07.11.1985 Malaysia	150,000	100	Hotel business
Singa Logistics Sdn Bhd	10.12.1987 Malaysia	1,000,000	100	Provision of transportation services
Timuriang Sdn Bhd	17.07.1986 Malaysia	173,425,607	100	Investment holding and operation of departmental stores
Visionwell Sdn Bhd	17.04.1990 Malaysia	20,000,000	80	Investment holding and property development
CPB	24.03.1970 Malaysia	174,201,751	0.15 * 59.34 (b)	Investment holding
Lion Asia Investment Pte Ltd	06.09.1990 Singapore	SGD33,000,000	82.50 (c)	Investment holding
Lion Jianmin Pte Ltd	27.08.1993 Singapore	SGD1,000	60 (d)	Investment holding
LLB	17.03.1924 Malaysia	593,380,035	0.17 * 50.31 (e)	Investment holding and property development
Parkson Investment Pte Ltd	14.10.1992 Singapore	SGD10,000,000	100 (f)	Investment holding
Parkson Venture Pte Ltd	26.05.1993 Singapore	SGD14,800,000	100 (g)	Investment holding
Subsidiaries of Akurjaya Sdn Bhd				
Ambang Maju Sdn Bhd	14.11.1985 Malaysia	100,000	70	Investment holding
Andalas Development Sdn Bhd	03.07.1989 Malaysia	250,000	100	Property development
Anika Developments Sdn Bhd	14.12.1979 Malaysia	439,000	100	Contract management

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Aquabio Holdings Sdn Bhd	18.03.1983 Malaysia	1,000,000	100	Investment holding
Araprop Development Sdn Bhd	03.07.1989 Malaysia	5,130,002	100	Property development
Bandar Akademia Sdn Bhd	31.12.1968 Malaysia	16,154,915	100	Real estate development
Bandar Akademia Corporation (M) Sdn Bhd	09.12.1987 Malaysia	3,000,000	100	Real estate development
Chembong Malay Rubber Company (1920) Limited	16.04.1920 UK	£347,945	100	Property development and cultivation of rubber and oil palm
Dwiwater Sdn Bhd	20.07.1998 Malaysia	10,000	52.52	Construction of treated water pipeline
Henrietta Rubber Estate Limited	09.03.1912 UK	£735,833	100	Cultivation of rubber and oil palm
Kuala Pahi Development Co Limited	24.04.1957 UK	£454,500	100	Cultivation of rubber and oil palm in Malaysia
Lion Commodities And Futures Trading Sdn Bhd	22.03.1982 Malaysia	4,000,000	100	Dormant
MBLI Bulking and Trading Pte Ltd	30.04.1982 Singapore	SGD60,000	100	Dormant
P T Kebunaria	23.09.1987 Indonesia	Rp20,000,000,000	70	Cultivation of oil palm and processing of palm oil
Segamat Land Berhad	26.08.1971 Malaysia	10,000,000	100	Ceased operation
The Brooklands Selangor Rubber Company Limited	11.04.1910 UK	£317,843	100	Cultivation of rubber and oil palm, processing of palm oil and property development
The Lenggeng Rubber Company Limited	12.07.1910 UK	£108,291.30	100	Cultivation of rubber and oil palm
Subsidiaries of Ambang Jaya Sdn Bhd				
Angkasa Strategic Limited	14.07.1992 Hong Kong SAR	HK$2	100	Dormant
Budmouth Limited	03.02.1994 Hong Kong SAR	HK$2	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Cibber Limited	21.07.1994 Hong Kong SAR	HK$2	100	Investment holding
Cockington Limited	26.01.1995 Hong Kong SAR	HK$2	100	Dormant
Eusden Limited	21.07.1994 Hong Kong SAR	HK$2	100	Dormant
Exonbury Limited	27.01.1994 Hong Kong SAR	HK$2	100	Investment holding
Jilin Motor City Park Hotel Co Ltd	06.09.1994 PRC	Rmb100,000,000	60	Ownership and operation of a hotel
Konming Investments Limited	30.07.1992 Hong Kong SAR	HK$2	100	Securities trading
Romiti Limited	27.01.1994 Hong Kong SAR	HK$2	100	Investment holding
Subsidiaries of Amsteel Capital Holdings Sdn Bhd				
Amcap Consultants Ltd *(formerly known as Intel Consultants Ltd)*	20.12.1994 Hong Kong SAR	HK$2,000,000	100	Treasury investment
AMS Securities (S) Pte Ltd	13.01.1996 Singapore	SGD10,000,000	100	Ceased operation
Amsteel Asset Management (M) Sdn Bhd	13.03.1984 Malaysia	2,000,000	100	Dormant
Amsteel Equity Realty (M) Sdn Bhd	14.12.1984 Malaysia	1,000,000	100	Property investment and management
Amsteel Finance (HK) Ltd	23.02.1995 Hong Kong SAR	HK$10,000,000	100	Provision of administrative services and money lender
Amsteel Finance International BV	10.01.1997 The Netherlands	NLG40,000	100	Fund raising
Amsteel Holdings (HK) Limited	06.09.1994 Hong Kong SAR	HK$160,000,000	100	Investment holding

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Amsteel Holdings Philippines, Inc.	03.03.1995 Philippines	PHP12,805,600	100	Investment holding
Amsteel Research (HK) Ltd	20.04.1995 Hong Kong SAR	HK$100,000	100	Economic research
Amsteel Research (M) Sdn Bhd	07.05.1990 Malaysia	500,000	100	Dormant
Amsteel Securities (Far East) Limited	20.03.1987 UK	£3,600,000	100	Ceased operation
Amsteel Securities (M) Sdn Bhd	08.10.1979 Malaysia	185,000,000	83.78	Investment holding
Amsteel Securities Philippines, Inc.	03.03.1995 Philippines	PHP270,000,000	100	Ceased operation
Amsteel Strategic Investors Alliance, Inc.	20.10.1997 Philippines	PHP7,500,000	100	Provision of financial management and investment advisory services
Datavest Sdn Bhd	28.01.1987 Malaysia	20,000,000	100	Investment holding
Infojati Trading Sdn Bhd	26.12.1995 Malaysia	250,000	100	Dormant
Pacific Credit Leasing Sdn Bhd	08.12.1980 Malaysia	10,002	100	Money lender
P T Amsteel Securities Indonesia	13.07.1995 Indonesia	Rp11,000,000,000	85	Ceased operation
Subang Parade Management Sdn Bhd	10.02.1988 Malaysia	2	100	Dormant
Subsidiaries of Angkasa Marketing (Singapore) Pte Ltd				
Angkasa Logistic Pte Ltd	19.05.1993 Singapore	SGD200,000	100	Transportation and logistic services
Geldart Investment Pte Ltd	21.01.1994 Singapore	SGD5,000,000	100	Investment holding
Mianyang Fulin Parkson Plaza Co Ltd	16.04.1997 PRC	Rmb15,000,000	70	Retailing
Parkson Pacific Pte Ltd	30.03.1994 Singapore	SGD2	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary of Avenel Sdn Bhd				
Posim	08.03.1982 Malaysia	203,218,517	83.70	Investment holding and trading and distribution of building materials
Subsidiaries of Ayer Keroh Resort Sdn Bhd				
Hy-Line Berhad	07.07.1986 Malaysia	10,500,000	100	Operation and management of golf and country club
Khidmat Kelana (M) Sdn Bhd	09.08.1990 Malaysia	10,000	100	Investment holding
KL Home, Garden and Leisure Centre Sdn Bhd	02.03.1985 Malaysia	87	100	Investment holding
Lion Ipoh Parade Sdn Bhd	26.04.1985 Malaysia	10,000,000	100	Property development and investment holding
Lion Seremban Parade Sdn Bhd	03.02.1992 Malaysia	10,000	70	Property development and property investment holding
Masbeef Sdn Bhd	11.08.1982 Malaysia	10,000	100	Investment holding
Sea World Attraction Sdn Bhd	24.08.1985 Malaysia	2	100	Dormant
Secom (Malaysia) Sdn Bhd	13.01.1986 Malaysia	10,000,000	51	Dealers of security communication equipment
Stowinco Sdn Bhd	28.06.1990 Malaysia	20,000	100	Investment holding
Superior Achievement Sdn Bhd	18.07.1990 Malaysia	10,000	100	Investment holding
Subsidiary of Bungawang Sdn Bhd				
Lion Mutiara Parade Sdn Bhd	02.11.1983 Malaysia	10,140,000	60	Property development
Subsidiary of Lion Plantations Sdn Bhd				
Plantations Management Services (Sabah) Sdn Bhd	18.04.1981 Malaysia	100,000	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiaries of Lion Asia Investment Pte Ltd				
Brewood Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Cornelian Star (S) Pte Ltd	02.01.1993 Singapore	SGD100	70	Investment holding
Croydon Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Dawson Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Farringdon Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Limerick Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Qingdao Croydon Investment Co Ltd	09.07.1993 PRC	USD771,000	100	Dormant
Qingdao Dawson Investment Co Ltd	08.06.1993 PRC	USD5,600,000	100	Dormant
Shanghai Lion Asia Investment Consulting Co Ltd	25.12.1995 PRC	USD300,000	100	Consultancy and advisory services
Shanghai Ninesea Parkson Plaza Co Ltd	30.11.1994 PRC	USD12,000,000	100	Retailing, food and beverage and entertainment business
Subsidiary of Lion Jianmin Pte Ltd				
Shanghai Lion Garment Industry Co Ltd	30.08.1994 PRC	USD1,200,000	100	Dormant
Subsidiaries of Mastrama Sdn Bhd				
Amsteel Venture Sdn Bhd	27.02.1980 Malaysia	10,000	100	Dormant
Salient Care Sdn Bhd	20.08.1993 Malaysia	2,000,000	70	Dormant
Subsidiaries of Parkson Investment Pte Ltd				
Beijing Parkson Light Industry Development Co Ltd	20.10.1993 PRC	USD12,700,000	65	Property development and retailing

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Rosenblum Investments Pte Ltd	26.02.2000 Singapore	SGD2	100	Invetsment holding
Subsidiaries of Timuriang Sdn Bhd				
AMB	25.08.1978 Malaysia	147,451,096	58	Investment holding
Beijing Future Century E-business Co Ltd	13.07.2000 PRC	Rmb600,000	51	Research and development of computer software
Benecorp Sdn Bhd	13.02.1992 Malaysia	200,000	100	Operations of retail outlets selling clothes, apparels and related accessories
Chongqing Wang Yu Parkson Plaza Co Ltd	02.03.1995 PRC	Rmb20,000,000	70	Retailing
Dalian Tianhe Parkson Shopping Center Co Ltd	07.03.1997 PRC	Rmb100,000,000	60	Retailing
Davids Warehousing Sdn Bhd (under voluntary liquidation)	12.04.1993 Malaysia	8,000,000	51	Ceased operation
Hiap Joo Chong Realty Sdn Bhd	17.06.1974 Malaysia	1,000,000	73	Property investment
Kobayashi Optical Sdn Bhd	17.07.1992 Malaysia	1,000,000	70	Ceased operation
Kobayashi Optical (S) Pte Ltd	29.05.1990 Singapore	SGD2	100	Dormant
Masoni Investment Pte Ltd	01.12.1993 Singapore	SGD9,500,000	100	Investment holding
Natvest Parkson Sdn Bhd	11.12.1987 Malaysia	13,620,000	100	Investment holding
Parkson Corporation Sdn Bhd	24.10.1986 Malaysia	50,003,472	100	Operation of departmental stores
Parkson's Holdings (S) Pte Ltd	04.09.1987 Singapore	SGD100,000	100	Investment holding
Parkson's Investments Limited	02.04.1987 UK	£2,000	100	Dormant
Parkson Glomart Pte Ltd	30.03.1994 Singapore	SGD1,000,000	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Parkson Management Pte Ltd	26.05.1993 Singapore	SGD4,500,000	100	Investment holding
Parkson Retail Consulting and Management Sdn Bhd	28.07.1988 Malaysia	39,321,000	100	Investment holding, consultancy and management
Parkson Superstore (HK) Limited	29.04.1988 Hong Kong SAR	HK$2.00	100	Dormant
Parkson Supplies Pte Ltd	27.08.1993 Singapore	SGD100	100	Investment holding
Pine Castle Sdn Bhd	19.07.1990 Malaysia	10,000	100	Retreading tyres
Serbadagang Holdings Sdn Bhd	25.04.1985 Malaysia	2	100	Investment holding
Shangai Lion Food Industry Co Ltd	29.04.1994 PRC	USD15,000,000	93.79	Ceased operation
Shanghai Lion Parkson Investment Consultant Co Ltd	03.03.1998 PRC	USD500,000	100	Provision of investment and consultancy services
Shanghai Parkson Decorations Industry Co Ltd	07.09.1994 PRC	USD500,000	100	Retailing of fashion products
Sichuan Hezheng Parkson Plaza Co Ltd	03.03.1994 PRC	Rmb40,000,000	90	Retailing
Silverstone	12.07.1986 Malaysia	203,877,500	0.23 * 52.11	Manufacture and sale of tyre, rubber compound and other related rubber products
Silverstone Marketing Sdn Bhd	15.08.1981 Malaysia	500,000	100	Distribution of tyres, rubber compound and other related products
Silverstone Tire & Rubber (UK) Company Limited	27.06.1996 UK	£2	100	Ceased operation
Silverstone Tyreplus Pty Ltd	19.09.1996 Australia	AUD2	100	Dormant
Sukhothai Food Sdn Bhd	14.03.1985 Malaysia	50,000,000	100	Investment holding
Terunaraya Sdn Bhd	01.04.1985 Malaysia	3	100	Ceased operation
Tetap Bebas Sdn Bhd	26.05.1990 Malaysia	2	100	Ceased operation
Umatrac	11.10.1983 Malaysia	141,400	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
WGD Retail Consultancy Sdn Bhd	28.07.1988 Malaysia	250,000	100	Provision of retail design consultancy services and sale of shoes
Wuxi Sanyang Parkson Co Ltd	06.02.1993 PRC	Rmb150,000,000	60	Retailing
Xian Lucky King Parkson Plaza Co Ltd	23.05.1997 PRC	Rmb48,429,917	51	Retailing
Xtra Supercenter Sdn Bhd	06.03.1992 Malaysia	500,000	100	Operation of hypermarkets
Yangzhou Parkson Plaza Co Ltd	16.05.1996 PRC	Rmb64,643,100	55	Retailing
Subsidiaries of AMB				
AMB Aerovest Limited	15.04.1993 British Virgin Islands	USD9,818,183	100	Investment holding
AMB Automobile Pte Ltd	14.12.2000 Singapore	SGD2	100	Dormant
AMB Engineering Pte Ltd	16.12.2000 Singapore	SGD2	100	Dormant
AMB Fortune Holdings Pte Ltd	16.12.2000 Singapore	SGD2	100	Dormant
AMB Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
AMB Venture Sdn Bhd	12.02.1986 Malaysia	300,000	100	Investment holding
Chrome Marketing Sdn Bhd	07.03.1997 Malaysia	5,000	100	Investment holding
Dong Feng Lion Tyre Co Ltd	09.12.1993 PRC	Rmb450,251,668	55	Manufacture and sale of tyres
Hamba Research & Development Co Ltd	27.11.1996 Taiwan	NT$10,000,000	98	Research and development
Innovasi Istimewa Sdn Bhd	17.07.1995 Malaysia	4,150,002	100	Investment holding
Innovasi Selaras Sdn Bhd	17.07.1995 Malaysia	3,160,002	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
AMB Harta (M) Sdn Bhd *(formerly known as Jaring Gemilang Sdn Bhd)*	20.03.2002 Malaysia	2	100	Managing of debts novated from AMB and certain of its subsidiaries to AMB Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by AMB and certain of its subsidiaries
Lion Rubber Industries Pte Ltd	07.10.1993 Singapore	SGD10,000,000	100	Investment holding
Lion Suzuki Motor Sdn Bhd	24.08.1973 Malaysia	5,401,000	100	Sale and distribution of "Suzuki" motor vehicles
Lion Tyre Venture Sdn Bhd	10.01.1985 Malaysia	75,000	100	Investment holding
Nanjing Jingyi Casting Co Ltd	25.12.1995 PRC	USD11,250,000	60	Manufacture of motorcycle cast iron parts
Range Grove Sdn Bhd	26.05.1983 Malaysia	30,000	100	Investment holding
Seintasi Sdn Bhd	19.04.2001 Malaysia	2	100	Investment holding
S.I.T Corporate Learning Centre Sdn Bhd	14.03.1985 Malaysia	60,002	100	Provision of training services
Silverstone Tyre (S) Pte Ltd	19.05.1993 Singapore	SGD31,750,100	80	Investment holding
Wuhan Fortune Motor Co Ltd	19.09.1994 PRC	USD12,000,000	50	Manufacture of light trucks and buses
Wuxi Top Absorber Co Ltd	22.12.1995 PRC	USD12,000,000	55	Manufacture of motorcycle absorbers
Willet Investment Pte Ltd	15.10.1992 Singapore	SGD45,954,450	100	Investment holding
Wuxi Puhua Electroplating Co Ltd	19.06.1997 PRC	USD1,750,000	70	Electroplating of motorcycle absorbers
Subsidiaries of CPB				
Beijing CPB Foodstuff Co Ltd *(formerly known as Beijing Vochelle Foodstuff Co Ltd)*	30.10.1993 PRC	USD4,400,000	70	Ceased operation
Bingkisan Jaya Sdn Bhd	06.12.1984 Malaysia	10,000	100	Dormant
Chocolate Investment Pte Ltd	09.01.1993 Singapore	SGD4,500,000	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Chocolate Products (S) Pte Ltd	13.10.1983 Singapore	SGD2,000,000	100	Investment holding
Chocolate Products Management Sdn Bhd	03.05.1984 Malaysia	50,002	100	Investment holding and operation of food court
Chocolate Products Manufacturing Sdn Bhd	03.11.1984 Malaysia	5,002,000	100	Ceased operation
Chocolate Products Trading Sdn Bhd	29.11.1977 Malaysia	730,000	100	Ceased operation
CPB Far East Limited	29.12.1989 Hong Kong SAR	HK$2	100	Dormant
CPB Investment AG	25.10.1988 Switzerland	CHF100,000	100	Investment holding
Consitrade (M) Sdn Bhd	04.08.1990 Malaysia	20,135,470.26	100	Investment holding
CP Properties Sdn Bhd	23.05.1981 Malaysia	9,868,098	100	Dormant
CPB Enterprise Sdn Bhd	19.09.1973 Malaysia	3,352,035	100	Ceased operation
DEbier Sdn Bhd	06.02.1986 Malaysia	10,000,000	100	Investment holding
Force Ten Sdn Bhd	23.05.1981 Malaysia	250,002	100	Dormant
Gemmo Pte Ltd	22.12.2000 Singapore	SGD100	100	Investment holding
Gesto Pte Ltd	17.01.2001 Singapore	SGD100	100	Dormant
Graimpi Sdn Bhd	21.07.1990 Malaysia	2	100	Investment holding
Grand Tours & Travel Service Sdn Bhd	01.06.1978 Malaysia	125,002	100	Dormant
Hubei Jinlongquan Brewery Co Ltd	20.12.1995 PRC	USD29,980,000	60	Beer brewing
Jinlongquan Brewery (Xiaogan) Co Ltd *(formerly known as Hubei Jinlong Shenshui Brewery Co Ltd)*	27.02.1998 PRC	Rmb18,000,000	55.6	Manufacturing and sales of beer and non-alchoholic drinks

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Hubei Lion Brewery Co Ltd	20.12.1995 PRC	USD29,989,990	60	Beer brewing
Hunan DEbier Brewery Co Ltd	14.12.1995 PRC	Rmb240,000,000	55	Beer brewing
Hypervest Sdn Bhd	28.05.1986 Malaysia	10,000	100	Dormant
Indobaru Sdn Bhd	26.05.1986 Malaysia	10,000	100	Dormant
Jatitrade Sdn Bhd	20.09.1986 Malaysia	10,000	100	Dormant
Jiangsu DEbier Brewery Co Ltd	22.03.1996 PRC	USD11,987,927	55	Beer brewing
Le Chocolatier Boutique (M) Sdn Bhd	21.05.1985 Malaysia	2	100	Dormant
Lion Brewing Group Co Ltd	06.01.1995 PRC	USD23,050,000	55	Beer brewing
Lion Mahkota Parade Sdn Bhd	28.08.1984 Malaysia	1,004,000	100	Property management and operation of food court
Lion Subang Parade Sdn Bhd	27.05.1986 Malaysia	3,008,910	100	Property management
Megavest Sdn Bhd	29.05.1986 Malaysia	502,982.15	100	Property and housing development
Pattervest Sdn Bhd	13.02.1986 Malaysia	10,000	100	Dormant
Pavlova Investment Pte Ltd	25.03.1994 Singapore	SGD2	100	Investment holding
Pingyang Lion Beer Co Ltd	30.03.1996 PRC	USD4,700,000	55	Beer brewing
Shandong DEbier Brewery Co Ltd	31.12.1996 PRC	Rmb60,000,000	60	Beer brewing
Shanghai DEbier Management Consulting Co Ltd	18.03.1998 PRC	USD500,000	100	Management consulting services
United Brands Trading Sdn Bhd	10.05.1984 Malaysia	25,000	100	Dormant
Urban Resources Sdn Bhd	12.05.1981 Malaysia	1,000,000	100	Property development

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Wenzhou Double Deer Beer Marketing Co Ltd	15.10.1999 PRC	Rmb2,000,000	100	Sale and marketing of beer and other beverages
Wenzhou Double Deer Brewery Research Institute Co Ltd	29.09.2000 PRC	Rmb500,000	100	Provision of technical assistance and undertaking research and development work
Wenzhou Double Deer Corporate Management and Consulting Co Ltd	22.12.2000 PRC	Rmb500,000	100	Provision of consulting services
Wenzhou Double Deer Material Sourcing Co Ltd	29.09.2000 PRC	Rmb500,000	100	Sourcing of raw materials for beer brewing, machinery and parts
Zhejiang YanDangShan Lion Brewery Co Ltd	11.08.1999 PRC	Rmb39,560,000	100	Beer brewery
Zhu Zhou DEbier Brewery Co Ltd	13.12.1995 PRC	Rmb118,466,900	68.5	Beer brewing and mineral water bottling
Subsidiaries of LLB				
Amarod Corporation Sdn Bhd	17.04.1989 Malaysia	2	100	Dormant
Amble Legacy Sdn Bhd	30.08.1995 Malaysia	2,550,000	100	Investment holding
Amsteel Mills Marketing Sdn Bhd	05.07.1990 Malaysia	10,000	100	Marketing and sale of steel related products
Amsteel Mills Realty Sdn Bhd	02.06.1990 Malaysia	3,083,985	100	Investment holding
AMSB	04.10.1980 Malaysia	671,900,000	100	Manufacture and marketing of steel bars, wire rods and hot briquetted iron
Antara Steel Mills Sdn Bhd	15.07.1975 Malaysia	218,010,000	100	Manufacturing and sale of steel products
Batu Pahat Enterprise Sdn Bhd	27.10.1964 Malaysia	841,000	100	Property holding
Beijing Trostel Property Development Co Ltd	02.07.1994 PRC	USD7,000,000	95	Property development
Berkat Timor Sdn Bhd	06.03.1978 Malaysia	801,000	100	Property development
Citibaru Sendirian Berhad	18.02.1978 Malaysia	2,000,000	100	Property development
Crest Wonder Sdn Bhd	06.09.1995 Malaysia	10,225,250	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Hebei Weiyuan Heilen Bio-Chemical Co Ltd	08.07.1996 PRC	Rmb34,880,000	55	Manufacture of industrial chemicals and related products
Holdsworth Investment Pte Ltd	14.10.1992 Singapore	SGD4,500,000	100	Investment holding
Huangshi Heilen Pharmaceutical Co Ltd (under liquidation)	20.08.1993 PRC	Rmb75,693,400	60	Ceased operations
JOPP Builders Sdn Bhd	30.12.1965 Malaysia	10,587,353	100	Contractor for construction and civil engineering works
Kisan Agency Sdn Bhd	01.06.1976 Malaysia	60,000	100	Dormant
Lion Biotech Pte Ltd	14.10.1992 Singapore	SGD1,000,000	100	Investment holding
Lion Courts Sdn Bhd	14.03.1985 Malaysia	10,000,000	100	Property development
Lion Klang Parade Bhd	18.04.1975 Malaysia	5,466,540	100	Property holding and development
Lion Motor Venture Sdn Bhd	27.11.1982 Malaysia	2	100	Investment holding
Lion Plaza Sdn Bhd	14.06.1963 Malaysia	3,418,860	100	Property development
LLB Bina Sdn Bhd	21.06.1982 Malaysia	2,000,000	100	Property development
LLB Damai Sdn Bhd	02.06.1973 Malaysia	5,500,000	100	Ceased operation
LLB Damai Holdings Sdn Bhd	08.10.1983 Malaysia	5,500,000	87.69	Investment holding and management
LLB Enterprise Sdn Bhd	11.05.1964 Malaysia	1,000,000	69.0	Dormant
LLB Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
LLB Harta (M) Sdn Bhd *(formerly known as Rhu Pinang Sdn Bhd)*	20.03.2002 Malaysia	2	100	Managing of debts novated from LLB and certain of its subsidiaries to LLB Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by LLB and certain of its subsidiaries
LLB Indah Permai Sdn Bhd	20.07.1973 Malaysia	59,112,500	100	Property development

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
LLB Nominees Sdn Bhd	27.03.1981 Malaysia	38,080,000	100	Investment holding
LLB Suria Sdn Bhd	27.09.1973 Malaysia	5,000,000	100	Investment holding
LLB Strategic Holdings Berhad	27.12.1968 Malaysia	4,500,000	90	Investment holding
LLB Steel Industries Sdn Bhd	17.04.1989 Malaysia	2	100	Investment holding
LLB Venture Sdn Bhd	06.02.1986 Malaysia	100	100	Dormant
Malim Courts Property Development Sdn Bhd	21.06.1972 Malaysia	175,661,151	100	Property development and investment holding
Malim Jaya (Melaka) Sdn Bhd	27.12.1975 Malaysia	8,751,000	100	Property development
Marvenel Sdn Bhd	05.04.1988 Malaysia	100	70	Investment holding
Matrix Control Sdn Bhd	02.08.1995 Malaysia	4,207,500	100	Investment holding
Mcken Sdn Bhd	09.01.1980 Malaysia	500,850	100	Property development
PM Holdings Sdn Bhd	26.01.1979 Malaysia	27,000,002	100	Investment holding and property development
Projek Jaya Sdn Bhd	22.08.1979 Malaysia	501,856	100	Investment holding
Sepang Education Centre Sdn Bhd	08.07.1992 Malaysia	5,000,000	100	Commercial college for higher education
Seri Lalang Development Sdn Bhd	20.06.1978 Malaysia	345,000	100	Provision of management consultancy services
Shanghai Lion Plastic Industrial Co Ltd	01.07.1993 PRC	USD4,100,000	90	Manufacture and marketing of plastic components and related products
Sharikat Pengangkutan East West Sdn Bhd	06.12.1974 Malaysia	255,000	100	Ceased operation
Slag Aggregate Sdn Bhd	27.01.1983 Malaysia	2	100	Dormant
Soga Sdn Bhd	17.03.1975 Malaysia	4,611,894	94	Property development

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Steelcorp Sdn Bhd	09.09.1985 Malaysia	100,000	99 0.75 *	Investment holding
Sucorp Enterprise Sdn Bhd	15.11.1975 Malaysia	14,850,662	100	Investment holding
Sumber Realty Sdn Bhd	08.12.1978 Malaysia	5,050,725	100	Property development and investment holding
Syarikat Pekan Baru Kemajuan Berhad	25.01.1977 Malaysia	3,596,441	100	Property development
Tianjin Baden Real Estate Development Co Ltd	18.08.1994 PRC	USD5,000,000	95	Dormant
Tianjin Hua Shi Auto Meter Co Ltd	19.12.1995 PRC	Rmb160,320,000	56.40	Manufacture of meter for motor vehicles and after sale services
Trial Jubilant Sdn Bhd	07.08.1995 Malaysia	2,550,000	100	Investment holding
Subsidiaries of Posim				
Fabulous Contour Sdn Bhd	24.05.1995 Malaysia	2	100	Dormant
Ototek Sdn Bhd	07.05.1986 Malaysia	1,500,000	70	Trading and distribution of lubricants, tyres, spark plugs and other automotive components
Posim Agricultural Products Sdn Bhd	20.09.1986 Malaysia	501,000	100	Dormant
Posim Marketing Sdn Bhd *(formerly known as Posim Industrial Equipment Sdn Bhd)*	15.03.1985 Malaysia	5,009,000	100	Trading, marketing, servicing, hiring and distribution of industrial machines, equipment and agricultural products
Posim Petroleum Marketing Sdn Bhd	13.05.1985 Malaysia	1,030,000	100	Trading and distribution of petroleum products
Posim Petroleum Products Sdn Bhd	29.04.1985 Malaysia	1,000,000	100	Manufacturing of petroleum products
SFI	30.04.1982 Malaysia	1,839,197,926	97.78	Integrated wood-based activities and pulp and paper mill operations
Sabah Pulp and Paper Mill Sdn Bhd	05.12.1990 Malaysia	2	100	Dormant
SC Nominees Sdn Bhd	27.04.1985 Malaysia	2	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
SFI Paper Pte Ltd	18.09.1992 Singapore	SGD2	100	Dormant
Stoller Chemical Company (M) Sdn Bhd	29.12.1989 Malaysia	2	100	Dormant

Notes:

* *Held via ACB.*
(a) *Held via Angkasa Marketing Berhad (20%) and Lion Land Berhad (25%)*
(b) *Held via Ambang Jaya Sdn Bhd (21.1%), Parkson Corporation Sdn Bhd (8.9%), Ayer Keroh Resort Sdn Bhd (27.4%), Umatrac Enterprises Sdn Bhd (1.92%) and Angkasa Marketing Berhad (0.02%)*
(c) *Held via AMB Venture Sdn Bhd (20%), LLB Nominees Sdn Bhd (20%) and Sukhothai Food Sdn Bhd (42.5%)*
(d) *Held via Lion Asia Investment Pte Ltd (30%) and Natvest Parkson Sdn Bhd (30%)*
(e) *Held via Umatrac Enterprises Sdn Bhd (50.02%), Konming Investments Limited (0.27%) and Angkasa Marketing Berhad (0.02%)*
(f) *Held via Lion Asia Investment Pte Ltd (30%), LLB Nominees Sdn Bhd (18%), Natvest Parkson Sdn Bhd (18%), Parkson Retail Consulting and Management Sdn Bhd (7%) and Sukhothai Food Sdn Bhd (27%)*
(g) *Held via Lion Asia Investment Pte Ltd (30%), LLB Nominees Sdn Bhd (20%), Natvest Parkson Sdn Bhd (20%), Parkson Retail Consulting and Management Sdn Bhd (12%) and Sukhothai Food Sdn Bhd (18%)*

Associated Companies

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Amalgamated Containers Berhad	26.08.1982 Malaysia	74,711,000	1.33 * #27.61	Investment holding
CMS Steel Berhad	14.04.1975 Malaysia	110,000,002	20	Manufacture and sale of steel bars and wire rods
Inverfin Sdn Bhd	15.12.1984 Malaysia	10,000,003	20	Property management
Steel Industries (Sabah) Sdn Bhd	08.05.1993 Malaysia	20,000,000	20	Manufacture of steel bars
Associated company of Amsteel Capital Holdings Sdn Bhd				
Asia Chase Limited	06.06.1997 Hong Kong SAR	HK$10,000	50	Investment holding
Associated companies of Ambang Jaya Sdn Bhd				
Changchun Changlin Engine Co Ltd	20.10.1994 PRC	Rmb229,500,000	49	Manufacture of engine

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Changchun Changlin Motorcycle Co Ltd	20.10.1994 PRC	Rmb230,400,000	49	Manufacture of motorcycles
Shanghai Nine Sea Lion Properties Management Co Ltd	26.03.1996 PRC	USD220,000	35	Property management
Associated companies of Timuriang Sdn Bhd				
Bonuskad Loyalty Sdn Bhd	05.07.1997 Malaysia	800	25	Providing marketing services by means of "Bonuslink Loyalty Programme"
Davids Distribution Sdn Bhd (under court liquidation)	11.01.1993 Malaysia	12,450,000	49.16	Ceased operation
LCB	27.09.1972 Malaysia	182,895,500	20.20	#Investment holding
Associated company of Angkasa Marketing (Singapore) Pte Ltd				
Inner Mongolia Leadar Parkson Plaza Co Ltd	29.04.1997 PRC	Rmb42,660,000	25	Retailing
Associated company of Akurjaya Sdn Bhd				
Megasteel	18.04.1989 Malaysia	600,861,701	40.0	Manufacture of hot-rolled coils, bands, plates and sheets
Associated companies of Lion Asia Investment Pte Ltd				
Moorfield Investment Pte Ltd	09.01.1993 Singapore	SGD100	30	Investment holding
Rosemount Investment Pte Ltd	09.01.1993 Singapore	SGD100	30	Investment holding
Associated company of Parkson Venture Pte Ltd				
Qingdao No 1 Parkson Co Ltd	26.08.1994 PRC	Rmb233,340,000	50	Property development and retailing
Associated company of Araprop Developments Sdn Bhd				
Triwater Sdn Bhd	30.07.1998 Malaysia	10,000	43.07	Construction and completion of treated water pipeline

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Associated companies of AMB				
Hunan Changfa Automobile Engine Co Ltd	29.03.1996 PRC	Rmb239,794,655	50	Manufacture of automotive engine
Jiangxi Fuqi Motor Co Ltd	04.07.1996 PRC	USD20,000,000	50	Assembly and sale of 4-wheel drive vehicles and related components
Lion Suzuki Marketing Sdn Bhd	17.05.1985 Malaysia	3,001,000	49	Sale and distribution of "Suzuki" motorcycles
Nanjing Jincheng Machinery Co Ltd	18.03.1994 PRC	USD118,000,000	47.7	Manufacture of motorcycles
Suzuki Assemblers Malaysia Sdn Bhd	13.07.1971 Malaysia	26,261,368	49	Assembly of "Suzuki" motorcycles
Tianjin Zhaoxia Motorcycle Technical Development Co Ltd	18.03.1997 PRC	Rmb14,979,916	40	Research and development
Associated company of CPB				
Ningbo Lion Brewery Co Ltd	12.12.1995 PRC	Rmb240,000,000	44.7	Beer brewing
Associated companies of LLB				
Angkasa Welded Mesh Pte Ltd	07.08.1996 Singapore	SGD100,000	49	Dormant
Changchun Sanjia Carburettor Co Ltd	13.02.1996 PRC	Rmb120,000,000	50	Manufacture of carburettors
CH-Lion Reinforcing Steel Sdn Bhd	15.06.1999 Malaysia	10,000,000	20	Cutting and bending steel bars for sale
Hubei Zenith Heilen Pharmaceutical Co Ltd	29.12.1995 PRC	USD21,560,000	25	Manufacture and sale of pharmaceutical products
Kamiya Corporation Sdn Bhd	28.07.1984 Malaysia	50,000	27.5	Dormant
LLB Courts Sdn Bhd	20.09.1973 Malaysia	130,100	48.5	Investment and property holding
Sereka Jaya Sdn Bhd	20.01.1997 Malaysia	1,040,000	50	Dormant
Teck Chiang Investment Pte Ltd	12.11.1994 Singapore	SGD2	50	Dormant
Tianjin Huali Motor Co Ltd	20.03.1995 PRC	Rmb500,000,000	25	Manufacture of commercial vehicles

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Wuhan Wushang & Parkson Enterprise Development Co Ltd	28.12.1993 PRC	USD15,000,000	50	Mixed commercial property development cum cash and carry retail business
Associated company of Posim				
Kinabalu Motor Assembly Sendirian Berhad	12.06.1974 Malaysia	38,550,000	20	Assembly of Isuzu range of motor vehicles

Note:

Holding in equity by Umatrac Enterprises Sdn Bhd.

6. INFORMATION ON THE PROPERTIES OF AKURJAYA AND HIAP JOO CHONG

The following information on the properties of Akurjaya and Hiap Joo Chong have been extracted predominantly from the respective valuation reports by CH Williams Talhar & Wong Sdn Bhd and Khong & Jaafar Sdn Bhd, except for the approved valuation of the properties which have been obtained vide the SC's letter dated 9 July 2002.

Properties of Akurjaya

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
1.	Lots 184, 1899, 1945 and 1946, Title No. Geran 32301, 1899, 1639 and 1640 of the Bagan Sena Estate in the Mukim of Bagan Sena District of Kulim, Kedah Darul Aman. The Property is charged to The Development Bank of Singapore Limited.	The property is a parcel of rubber and oil palm plantation land (the "Property"). At present, the Property is almost fully under rubber and oil palm cultivation. However, by virtue of its location and neighbourhood, the Property has some development potential over and above its pure agricultural value. Most of the rubber trees are mature with a majority age of 11 to 20 years. Most of the oil palm trees are mature with a majority age of less than 10 years old. The average yield per annum of oil palm and rubber within the Property for the past 5 years (1998 to 2002) is about 15.0 tonnes per hectare and 1,425 kilogram per hectare respectively. The average production per annum of oil palm and rubber for the past 5 years (1998 to 2002) are 9,462 metric tonnes and 541,582 kilogram respectively. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM1.3 million (1998), RM1.7 million (1999), RM1.6 million (2000), RM0.8 million (2001) and RM0.9 million (2002). The profit contribution for the first quarter ended 30 September 2002 was RM0.8 million. The net book value based on the unaudited accounts as at 30 September 2002 was RM57.5 million.	A combined freehold land area of 2,872.166 acres or 1,162.326 hectares. Located in the Mukim of Bagan Sena, District of Kulim, Kedah Darul Aman. It lies about 3 kilometres off the south-eastern side of the Kulim/Labu Besar main road at about 4.5 kilometres south of Labu Besar and about 30 kilometres north-east of Kulim.	Nil	The market value as assessed by Khong & Jaafar Sdn Bhd was RM57,500,000 based on the comparison method of valuation, held under four separate grants-in-perpetuity, in its existing condition i.e. agriculture. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM57,500,000.

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
2.	Lots 1837, 2880, 3572 and 3573, Title No. CT 4146, CT 777, Geran 53614 and Geran 53615 of the Chembong Estate (Batu Sablas Division) in the Mukim of Rantau, District of Seremban, Negeri Sembilan Darul Khusus. The Property is charged to The Development Bank of Singapore Limited.	The property is a parcel of rubber and oil palm plantation land (the "Property"). At present, this Property is zoned for agricultural use. It is currently a fully cultivated rubber and oil palm plantation with housing, administrative and recreational facilities. All of the rubber trees are fairly mature with a majority age of 11 to 20 years. A majority of the oil palm trees are fairly mature with age from 11 years to 30 years. The average yield per annum of oil palm and rubber within the Property for the past 5 years (1998 to 2002) is about 19.9 tonnes per hectare and 1,276 kilogram per hectare respectively. The average production per annum of oil palm and rubber for the past 5 years (1998 to 2002) are 3,754 metric tonnes and 489,402 kilogram respectively. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM0.4 million (1998), RM0.2 million (1999), RM0.2 million (2000), RM0.1 million (2001) and (RM0.1) million (2002). The profit contribution for the first quarter ended 30 September 2002 was RM0.05 million. The net book value based on the unaudited accounts as at 30 September 2002 was RM41.5 million.	A combined freehold land area of 479.90 hectares or 1,186 acres which is net of 12.581 acres (5.091 hectares) compulsorily acquired by the Government but inclusive of an area of about 7.138 acres (2.889 hectares) taken for an electric transmission line by Tenaga Nasional Berhad. The Property is located off the north-east side of the North/South Expressway in the Mukim of Rantau, District of Seremban, Negeri Sembilan Darul Khusus. It lies about 6 kilometres north-west of the Chembong Division and is situated at about 3 kilometres off the south-western side of the Seremban/Tampin main road. The town of Rembau is located about 10 kilometres to the south-east of the property whilst Seremban is about 16 kilometres to the north-west.	Nil	The market value as assessed by Khong & Jaafar Sdn Bhd was RM41,500,000, based on comparison method of valuation held under a grant-in-perpetuity, in its existing condition i.e. agriculture. The valuation date is taken to be 31 July 2001. The market value as approved by the SC was RM41,500,000.

<table>
<tr><th></th><th>Land title and encumbrances</th><th>Description and existing use</th><th>Title land area and location</th><th>Potential Development</th><th>Independent Professional Valuation / SC's Approved Valuation</th></tr>
<tr><td>3.</td><td>Lots 2933 to 2939 (inclusive), Title No. Geran 24837, 24838, 50324, 25432, 24839, 25433 & 25434, Mukim of Tebrau, District of Johor Bahru, Johor.

The Property is charged to RHB Bank Berhad.</td><td>The property is 7 parcels of agricultural lands approved in-principle for residential development (the "Property").

At present, the site of the Property is overgrown with bushes and trees.

The net book value based on the unaudited accounts as at 30 September 2002 was RM17.5 million.</td><td>7 parcels of freehold agricultural lands (approved in-principle for residential development) with a total area of about 44.19 acres (approximately 17.88 hectares). The Property is located at the eastern side of Jalan Kempas Lama and approximately 15 kilometres north-west of Johor Bahru city centre. It is also sited to the south of the Starhill Golf and Country Club.</td><td>The Property is zoned for residential use. The name of the development project is Starhill Project.

The Property is planned for mixed development. The Property has been given the first stage approval with a density of 8 units per acre from the local authority vide a letter dated 28 May 1999. Subsequently on 10 August 2000, the local authority has agreed to increase the density to 20 units per acre pursuant to an appeal by the owner. In 2001, an amended layout plan based on the same density was submitted for re-approval on 27 August 2001. The Kebenaran Merancang approval was obtained on 18 March 2002 with standard conditions imposed for housing development. Subsequently, the layout was amended further to conform with the Majlis Bandaraya Johor Bahru, Jabatan Perancang's requirement. The latest amended layout has been submitted on 5 July 2002 is as follows:

Type of development — No of units

Housing
Double storey terrace house (22'x70') — 102
Double storey terrace house (20'x70') — 188
Double storey terrace house (18'x70') — 31
Double storey terrace house (18'x60') — 81
Low-cost flats — 316
Shop lots (20'x60') — 30

Government Reserve and Public Users
Community hall — 1
Surau — 1
Tenaga Nasional Berhad sub-station — 4
Water tank — 1
Mechanical treatment plant — -
Open space — -
Road reserve — -
Drainage reserve — -

The total development cost of this project and the expected profits to be derived are approximately RM87.05 million and RM6.74 million respectively. The Starhill Project has not been launched yet. The financing for this development is sourced from term loan and internal generated fund. The expected commencement and completion date of this development are July 2003 and June 2005 respectively.</td><td>The market value as assessed by CH Williams Talhar & Wong was RM17,300,000 based on comparison and residual methods of valuation subject to the properties being free from all encumbrances and valid approval for residential development. The date of valuation is taken to be 31 July 2001.

The market value as approved by the SC was RM17,300,000.</td></tr>
</table>

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
4.	Lots PT 3233 to PT 3258, PT 3374, PT 3145 to PT 3181, PT 3182 to PT 3232, PT 3259 to PT 3338, PT 3339, PT 3345, PT 3346, PT 3349 to PT 3352, PT 3356 to PT 3358, PT 3360, PT 3361, PT 3365, PT 3369 to PT 3371, PT 3373, PT 3377, PT 3385, PT 3388 to PT 3396, PT 3399 to PT 3401, PT 3403 to PT 3411, PT 3413, PT 3414, PT 3421, PT 3429, PT3430, PT 3438, PT 3439 and PT 3443, Title No. HS(D)58207 to HS(D)58232, HS(D)58348, HS(D)58119 to HS(D)58155, HS(D)58156 to HS(D)58206, HS(D)58233 to HS(D)58312, HS(D)58313, HS(D)58319, HS(D)58320, HS(D)58323 to HS(D)58326, HS(D)58330 to HS(D)58332, HS(D)58334, HS(D)58335, HS(D)58339, HS(D)58343 to HS(D)58345, HS(D)58347, HS(D)58351, HS(D)58359, HS(D)58362 to HS(D)58370, HS(D)58373 to HS(D)58375, HS(D)58377 to HS(D)58385, HS(D)58387, HS(D)58388, HS(D)58395, HS(D)58403, HS(D)58404, HS(D)58412, HS(D)58413 and HS(D)58417 in the Mukim of Beranang District of Hulu Langat, Selangor Darul Ehsan. The Property is free from encumbrances.	The property comprises 131 terrace factory lots, 37 low-cost terrace factory lots, 26 shop/office lots and 104 detached industrial lots (the "Property"). The Property forms part of the ongoing Lion Industrial Park (the "Scheme"). Presently, site clearing and earthworks are almost completed and ready for immediate building construction. The net book value based on the unaudited accounts as at 30 September 2002 was RM26.99 million.	Freehold land area of 106.19 acres (ie approximately 42.97 hectares). The Property is part of the ongoing Lion Industrial Park, a 112.33 hectare parcel of land approved for an integrated industrial development. The Property is located in the Mukim of Beranang, District of Hulu Langat, Selangor Darul Ehsan. It has direct frontage to and access from the west side of the Kajang/Seremban main road at about 7.5 kilometres south-east of the town of Semenyih and about 3 kilometres north of the town of Beranang.	The Scheme has been approved by the relevant authorities for integrated industrial development in line with the Approved Site Layout Plan on 9 August 1997. The Environmental Impact Assessment Report for the Scheme has also been approved by the Department of Environment vide a letter of approval dated 18 December 1992. Details of sales within the Property are as follows:- **Description** / **No. of Units** / **No of units sold as at 25.11.02** Terrace factory lots / 131 / - Low-cost terrace factory lots / 37 / 12 Shop/Offices / 26 / - Detached Industrial lots / 104 / 67 Total / 298 / 79 The total development cost of this project and the expected profits to be derived are approximately RM91.54 million and RM22.27 million respectively. The project is about 75% completed. The financing for this development is sourced from internally generated fund. The commencement and expected completion date of this development are May 1996 and December 2006 respectively.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM27,100,000 based on the discounted cash flow method of valuation and counterchecked by the comparison method of valuation, in its existing condition with the planning approvals and sales and development works completed to-date for industrial development. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM27,100,000.

INFORMATION ON ACB

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
5.	Lots 608, 32603 to 32606, 33126, 33131, 33132, 9920, 9936, 10522, 12156, 12213, 12950, 12951, 12952, 12956, 12957, 13021, 13023, 13026, 13145, 13404, 14052, 14053, 10516, 10517, 13022, 13024, 12953, 12955, 12958 to 12961, 12154, 12962, 12964, 16786, 18090, 21140, 22273, 12158 to 12161, 12167, 19540, 19541, 23254, 23255, 26320, 12155, 6984, 6540, 12157, 12162, 21997, 17915, 12178 and 39023, Title No. PN 63157, CT 12007, CT 12003, CT 12000, CT 12001, CT 12008, CT 12004, CT 12009, G 26754, G 26747, G 26751, G 26785, G 26762, G 26746, G 26759, G 26753, G 26774, G 26752, G 26776, G 26795, G 26775, G 26796, G 26799, G 26787, G 26786, G 26864, G 26863, G 26800, G 26845 to G 26850, G 26853, G 23973, G 23981, G 23980, G 23974, G 23983, G 23985, G 23984, GL 6050, GL 6079, GL 6080, GL 6081, GL 6048, GL 12326, GL 12327, CT 14394, CT 14395, G 24307, G 24493, GL 5215, CT 2222, G 26914, G 26915, GL 12959, GL 10629, G 15834 and CT 31007, in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and in the Mukim of Ulu Kinta , Perak Darul Ridzuan. The entire Property is charged to Hong Leong Bank Berhad.	The property is a parcel of plantation land (the "Property"). At present about 60% of the Property is planted with oil palm whilst the remaining area is either vacant, under swamp, site office, roads or Tenaga Nasional Berhad transmission lines. Most of the oil palm trees are fairly mature with a majority age of 11 to 20 years. The average yield per annum of oil palm within the Property for the past 5 years (1998 to 2002) is about 23.6 tonnes per hectare. The average production per annum of oil palm for the past 5 years (1998 to 2002) is 6,337 metric tonnes. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM1.2 million (1998), RM1.7 million (1999), RM0.6 million (2000), RM0.2 million (2001) and RM0.5 million (2002). The profit contribution for the first quarter ended 30 September 2002 was RM0.3 million. The net book value based on the unaudited accounts as at 30 September 2002 was RM29.7 million.	Land area of 364.566 hectares (i.e. approximately 900.86 acres) which is net of 8.95 hectares (22.116 acres) acquired by the Government but inclusive of an estimated land area of about 7 hectares (17.297 acres) taken by Tenaga Nasional Berhad for electric transmission. The entire Property is freehold except for Lot 608 held under PN 63157 which has a leasehold term of 999 years expiring on 12 May 2895. The unexpired term for Lot 608 held under PN 63157 is 894.87 years. Consist of eight parcels of land located around the Hospital Bahagia Ulu Kinta, partly within the Town of Tanjung Rambutan and partly within the Mukim of Ulu Kinta, District of Ulu Kinta, Perak Darul Ridzuan. The town of Tanjung Rambutan lies about 16 kilometres north-east of the Ipoh city centre.	The Property has been proposed for residential development known as "Sekim Perumahan Perkampungan Tersusun" and will comprise of 4,244 bungalow lots and 130 units of terrace shophouses in line with the Proposed Concept Plan. The Proposed Concept Plan for the development has been submitted to the relevant authorities and is now pending approval. In August 2002, Henrietta Rubber Estate Limited ("HREL"), the registered owner of the Property, entered into 9 separate sale and purchase agreements with 7 individual parties ("Purchaser") to dispose of the Property in 9 separate parcels for a total cash consideration of RM27.927 million. The completion date of the aforesaid transaction is expected to be in February 2003.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM29,700,000 based on the comparison method of valuation in its existing condition i.e. agriculture. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM29,700,000.

INFORMATION ON ACB

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
6.	Lots PT 1 to PT 24, PT 29 to PT 102, PT104 to PT 227, PT 229 to PT 258, P260 to PT 562, PT 564 to PT 598, PT 600 to PT 831, PT 834 to PT 921, Title No. HS(D) 4123 to 4146, HS(D) 4151 to 4224, HS(D) 4226 to 4349, HS(D) 4351 to 4380, HS(D) 4382 to 4684, HS(D) 4686 to 4720, HS(D) 4722 to 4953 and HS(D) 4956 to 5043 of the ongoing Taman Serai Setia Development Project in the Town of Padang Serai, District of Kulim, Kedah Darul Aman The Property is free from encumbrances.	The property is the ongoing Taman Serai Setia Project (the "Property"). At present, the Property is cleared for development. The net book value based on the unaudited accounts as at 30 September 2002 was RM2.2 million.	Net title land area of 15.12 hectares (i.e. approximately 37.37 acres). Located in the town of Padang Serai, District of Kulim, Kedah Darul Aman. It lies off the west side of the Tasik Gelugor / Padang Serai main road at about 300 metres north-west of the town of Padang Serai and about 20 kilometres north of the town of Kulim. The present approach to the Property from the town of Padang Serai is by the Tasik Gelugor/Padang Serai main road and an unnamed metalled road which runs off the north side of the said main road. The Property is a freehold land.	The Property is the ongoing Taman Serai Setia Project located within the town of Padang Serai and covers an area of approximately 39 hectares (96.37 acres). The Property has been approved by the relevant authorities for conversion from category of land use 'agriculture' to 'pembangunan' vide an approval letter dated 19 December 1998. The Environmental Impact Assessment Report for the development has also been approved by the Department of Environment vide a letter of approval dated 19 May 1998. In accordance with the Approved Site Layout Plan, the saleable content within the Property comprises 420 units of single storey terrace houses, 136 units of single storey semi-detached houses, 246 units of single storey low-cost terrace houses, 56 units of single-storey shop/offices, 32 units of 2-storey shop/offices, 12 units of single storey low-cost shops and sites for future development.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM3,900,000 based on the discounted cash flow method of Valuation and counterchecked by the comparison method of valuation, held under a grant-in-perpetuity, in its existing condition with the benefit of planning approval for residential and commercial development. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM3,900,000.

Details of the sales to date are as follows:-

Description	No of Units	No of Units sold as at 25.11.02
Single storey terrace houses	420	420
Single storey semi-detached houses	112	112
Single storey low-cost houses	243	243
Single storey shop/offices	88	19
Single storey low cost shops	12	-
Total	875	794

The total development cost of this project and the expected profits to be derived are approximately RM48.30 million and RM10.19 million respectively. The project is about 76% completed. The financing for this development is sourced from internally generated fund. The commencement and expected completion date of this development are May 2000 and March 2004 respectively.

INFORMATION ON ACB

<table>
<tr><th></th><th>Land title and encumbrances</th><th>Description and existing use</th><th>Title land area and location</th><th>Potential Development</th><th>Independent Professional Valuation / SC's Approved Valuation</th></tr>
<tr>
<td>7.</td>
<td>Lot 5646, Title No. Geran 26504, forming part of the Lenggeng Estate in the Mukim of Lenggeng, District of Seremban, Negeri Sembilan Darul Khusus.

The Property is charged to The Development Bank of Singapore Ltd.</td>
<td>The property is a parcel of development land and is an ongoing mixed housing development scheme known as Bandar Academia (the "Property").

At present the site of the Property is more or less fully planted with matured oil palm except for the south-eastern portion which was recently replanted with young oil palm and the eastern portion which is presently being cleared for development.

All the oil palm trees are mature with approximately 53% are less than 10 years old and 47% are between 11 to 20 years old. The average yield per annum of oil palm within the Property for the past 5 years (1998 to 2002) is about 19.3 tonnes per hectare. The average production per annum of oil palm for the past 5 years (1998 to 2002) are 6,644 metric tonnes. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM1.4 million (1998), RM1.3 million (1999), RM0.7 million (2000), RM0.2 million (2001) and RM0.6 million (2002). The net book value based on the unaudited accounts as at 30 September 2002 was RM155.37 million.</td>
<td>Net title land area of 1,833.27 acres (i.e. approximately 741.90 hectares) which is net of 97.85 acres (i.e. approximately 39.60 hectares) compulsorily acquired by the Government for purposes of a Tenaga Nasional Berhad substation.

The Property is freehold.

The Property is located in the Mukim of Lenggeng, District of Seremban, Negeri Sembilan Darul Khusus. It forms the Lenggeng Division of Lenggeng Estate and has direct frontage to and access from the western side of the Broga / Lenggeng main road at about 7 kilometres north-west of the town of Lenggeng and about 40 kilometres north of the municipal centre of Seremban.</td>
<td>The Property is an ongoing mix housing development scheme known as Bandar Academia.

The Property has been approved (subject to certain conditions) by the relevant authorities for conversion from Category Land Use "Agriculture" to "Building" and "Industry" vide a letter of approval dated 8 November 1996. The Environment Impact Assessment Report has been approved by the relevant authorities vide a letter of approval dated 1 October 1999. The property has also been approved by the Majlis Daerah Seremban for mixed development purposes in line with a Site Layout Plan vide a letter of approval dated 11 November 1999. Subsequent to the said approval, a new Layout Plan for the Property was prepared and approved (with certain conditions) by the authorities vide a letter of approval dated 24 May 2001. The saleable content of the approved development within the Property is as follows:-

<table>
<tr><th>Description</th><th>No of Units</th><th>No of Units sold as at 25.11.02</th></tr>
<tr><td><u>Residential:</u></td><td></td><td></td></tr>
<tr><td>Detached lots (50'x 80')</td><td>6,508</td><td>4,642</td></tr>
<tr><td>Semi-Detached Houses (40' x 80')</td><td>352</td><td>-</td></tr>
<tr><td>2-Storey Terrace Houses (18' x 65')</td><td>82</td><td>-</td></tr>
<tr><td>2-Storey Terrace Houses (22' x 65')</td><td>91</td><td>-</td></tr>
<tr><td>2-Storey Terrace Houses (22' x 75')</td><td>209</td><td>-</td></tr>
<tr><td>Single Storey Terrace Houses (20' x 70')</td><td>331</td><td>-</td></tr>
<tr><td>Medium Cost Apartments</td><td>1,306</td><td>-</td></tr>
<tr><td>Low Cost Flat</td><td>6,272</td><td>-</td></tr>
<tr><td><u>Industrial:</u></td><td></td><td></td></tr>
<tr><td>Terrace Factories (25' x 72')</td><td>13</td><td>-</td></tr>
<tr><td><u>Commercial:</u></td><td></td><td></td></tr>
<tr><td>Commercial lots</td><td>3</td><td>-</td></tr>
<tr><td>Single Storey Shops (20' x 70')</td><td>172</td><td>-</td></tr>
<tr><td>Single Storey Shops (20' x 80')</td><td>163</td><td>-</td></tr>
<tr><td>Stalls</td><td>6</td><td>-</td></tr>
<tr><td>Private College</td><td>1</td><td>-</td></tr>
<tr><td>Club House</td><td>1</td><td>-</td></tr>
<tr><td>Market</td><td>1</td><td>-</td></tr>
<tr><td>Petrol Station</td><td>4</td><td>-</td></tr>
<tr><td>Kindergarten</td><td>7</td><td>-</td></tr>
</table>

The total development cost of this project and the expected profits to be derived are approximately RM953.26 million and RM52.85 million respectively. The project is about 20% completed. The financing for this development is sourced from internally generated funds. The commencement and expected completion date of this development are June 1999 and December 2005 respectively.</td>
<td>The market value as assessed by Khong & Jaafar Sdn Bhd was RM194,600,000 based on the discounted cash flow method of valuation held under a grant-in-perpetuity, in its existing condition with benefit of the layout plan approval and sales effected for mixed development. The date of valuation is taken to be 31 July 2001.

The market value as approved by the SC was RM194,600,000.</td>
</tr>
</table>

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
8.	Lots 707, 1644, 1647, 1645 & 1648, Title No. Geran 5106, Geran 10886 and Geran 10885 in the Mukim of Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan. The Property is charged to The Development Bank of Singapore Ltd.	The property is a parcel of land approved for a mixed housing development scheme (the "Property") and forms a major part of the ongoing Bandar Baru Brooklands housing development scheme ("Scheme"). At present, the site of the Scheme and the Property is almost fully planted with matured oil palm with approximately 59% of trees above 30 years old, except for the central portion of the Scheme which is presently being developed by Che Kiang Realty Sdn Bhd. The Property has been leased out to third party for harvesting since 1999. The lease agreement dated 1 May 1999 was for a period of 3 years with option to extend for another 2 years. The lessee has exercised the option and hence the lease now expires on 30 April 2004. The current monthly rental is approximately RM33,000. Crop production for 1998 totalled 3,239 metric tonnes. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM0.6 million (1998), RM0.5 million (1999), RM0.3 million (2000), RM0.2 million (2001) and RM0.2 million (2002). The net book value based on the unaudited accounts as at 30 September 2002 was RM72.6 million.	Combined title land area of 895 acres or 362.19 hectares of freehold parcel land. The Property is located in the Mukim of Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan. It lies along the Banting/Dengkil main road at about 6 kilometres east of the Town of Banting, at about 32 kilometres south-east of the Municipal Centre of Klang and 64 kilometres south-west of the Kuala Lumpur city centre.	The Property forms a major part of the ongoing Bandar Baru Brooklands housing development scheme. The Scheme within which the Property is located is presently held under Category Land Use "Building" and "Industry" and has been approved by the relevant authorities for a mixed housing development scheme vide a letter of approval dated 30 August 1999. The Property has been approved by an Approved Layout Plan for 166 detached house lots, 117 detached houses, 1,148 terrace houses, 1,138 medium-cost apartments, 414 low-cost flats, 143 2-storey terrace shops, 3 commercial plots and 2 petrol station sites and 1 stall. In addition to the above development, the layout for Lot 707, which was originally approved for industrial development, has been amended to include 1,136 vacant bungalow lots, 2 industrial plots, 58 shop offices and 1 clubhouse. An amended layout plan for Lot 707 has been approved by the relevant authorities. The saleable content and units sold based on the amended layout plan are as follows:-	The market value as assessed by Khong & Jaafar Sdn Bhd was RM109,600,000 based on the discounted cash flow method of valuation and counterchecked by the comparison method of valuation, held under 3 separate grants-in-perpetuity, with benefit of the layout approval and sales effected for residential development. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM109,600,000.

Description	No of Units	No Units sold as at 25.11.02
Lot 1644 & 1647 and 1645 & 1648		
Residential:		
Detached house lots	166	4
Detached houses	117	31
Terrace houses	1,148	1,120
Medium-cost apartment	1,138	-
Low-cost flat	414	75
Commercial:		
2-Storey Terrace Shops	143	-
Commercial Lot	3	-
Petrol Station	2	-
Stall	1	-
Low-cost shops	14	14
Lot 707:		
Bungalow lots	1,136	504
Industrial plots	2	-
Shop offices	58	-
Club house	1	-
Total	4,343	1,748

The total development cost of this project and the expected profits to be derived are approximately RM141 million and RM131.0 million respectively. The project is about 10% completed. The financing for this development is sourced from internally generated funds. The commencement and expected completion date of this development are December 1999 and December 2006 respectively.

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
9.	Lot PT 6339, Title No. H.S.(D) 5377, in the Mukim of Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan. The Property is charged to The Development Bank of Singapore Ltd.	The property is a parcel of land with development potential and is known as Brooklands III (the "Property") and forms part of the Brookland Estate. At present the Property is almost fully under mature oil palm cultivation with approximately 76% of the trees above 30 years old. The Property has been leased out to third party for harvesting since 1999. The lease agreement dated 1 February 1999 was for a period of 3 years with option to extend for another 2 years. The lessee has exercised the option and hence the lease now expires on 30 April 2004. The current monthly rental is *approximately RM77,000.* Crop production for 1998 totalled 4,597 metric tonnes. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM0.9 million (1998), RM0.8 million (1999), RM0.6 million (2000), RM0.4 million (2001) and RM0.4 million (2002). The net book value based on the unaudited accounts as at 30 September 2002 was RM118.2 million. The Property is presently zoned for residential use.	Land area of 1,243.87 acres (i.e. approximately 503.38 hectares) which is net of 9.60 acres (i.e. approximately 3.88 hectares) compulsorily acquired by the Government. The Property is freehold. *The Property lies on the south-eastern side of the* Banting/Dengkil main road and across the Sungai Langat at about 6 kilometres east of the town of Banting, at about 32 kilometres south-east of the Municipal Centre of Klang and 64 Kilometres south-west of the Kuala Lumpur city centre.	Nil.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM118,200,000 based on the comparison method of valuation, held under a grant-in-perpetuity , in its existing condition i.e. agriculture. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM118,200,000.
10.	Part of Lot 770, Title No. H.S.(D) 47850, in the Mukim of Beranang, District of Hulu Langat, Selangor Darul Ehsan. The Property is charged to AmMerchant Bank Berhad (formerly known as Arab Malaysian Merchant Bank Berhad) as trustee.	The property is a parcel of land located within an on-going housing development called "Bandar Bukit Mahkota" ("Property"). The Property has been approved for the development of a Business Park whereas the remaining land in Bandar Bukit Mahkota has been approved for mixed residential/commercial units. The Property is presently undeveloped and is leased out for oil palm cultivation. The lease agreement dated 1 July 2002 was for a period of 3 years and hence the lease shall expire on 30 June 2005. The current monthly rental is approximately RM13,000. Net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM55.4 million.	Bandar Bukit Mahkota is located in the Mukim of Beranang, District of Ulu Langat, Selangor Darul Ehsan. It lies strategically at the south-eastern quadrant of the Putra Mahkota Interchange at the North/South Expressway at about 13 km south of the Bangi township and 34 KM south-east of Kuala Lumpur city. The overall Bandar Bukit Mahkota comprise freehold land with a provisional land title area of 539 hectares (i.e. approximately 1,332 acres). The Property itself comprises a land area of about 122.17 hectares (i.e. approximately 301.90 acres).	The Property is zoned for commercial development for which development such as offices, hotel, shopping centres, medical centres will be permissible. The Property is earmarked for divestment on the basis of infrastructures being provided. The cost of providing the infrastructure is estimated to be about RM68.9 million. The sale of the Property is expected to generate RM350 million. The infrastructure works is targeted to commence in mid 2004 and the sale of the Property to be completed by mid 2006. The disposal of the Property is expected to generate a profit of RM181 million with the financing of the infrastructure works being internally funded by cash flow from the mixed residential/commercial development within Bandar Bukit Mahkota.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM210,000,000, based on the comparison method of valuation, in its existing condition (i.e. agriculture) with benefit of the planning approvals for business park development, subject to the title assumptions made and to the Deed of Assignment to effect a transfer of the beneficial interest in the property being legally enforceable. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM210,000,000.

<table>
<tr><th></th><th>Land title and encumbrances</th><th>Description and existing use</th><th>Title land area and location</th><th>Potential Development</th><th>Independent Professional Valuation / SC's Approved Valuation</th></tr>
<tr>
<td>11.</td>
<td>Part of Lot 770, Title No. H.S.(D) 47850, in the Mukim of Beranang, District of Hulu Langat, Selangor Darul Ehsan.

The Property is charged to AmMerchant Bank Berhad (formerly known as Arab Malaysian Merchant Bank Berhad) as trustee.</td>
<td>The property is a parcel of land approved for residential and commercial development (the "Property") and forms part of the ongoing Bukit Mahkota development (the "Scheme").

Presently, site clearing and earthworks within phases 1 and 2 (bungalow lots) are completed and ready for immediate building construction whilst the building works in the other remaining phases are in various stages of construction.

Net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM125.7 million.</td>
<td>Land area of about 416.867 hectares (i.e. approximately 1,030.10 acres).

The Scheme is a freehold land.

The Property is located within the ongoing Bukit Mahkota Project in the Mukim of Beranang, District of Hulu Langat, Selangor Darul Ehsan. It lies at the south-eastern quadrant of the Putra Mahkota Interchange at the North-South Expressway at about 13 kilometres south and 34 kilometres south-east of the township of Bangi and the Kuala Lumpur city centre respectively.</td>
<td>The Property has been proposed for a mixed residential and commercial development known as the Bukit Mahkota Project and will comprise of 5,517 residential and commercial units.

The Property essentially comprises the entire Bukit Mahkota except for a 301.90 acres commercial site, which has been designated for use as a business park.

The Scheme has been approved by the relevant authorities for a mixed residential and commercial development in line with the Approved Site Layout Plan vide a letter dated 9 February 1996. The site layout plan however were resubmitted on several occasions for new amendments and additions and the latest re-approved on 14 April 2000. The Environment Impact Assessment Report for the Scheme has been approved by the relevant authorities vide a letter of approval dated 13 August 1993.

The saleable content and units sold of the Property according to the approved amended site layout plan are as follows:-

<table>
<tr><th>Description</th><th>No of units</th><th>No of units sold as at 25.11.02</th></tr>
<tr><td>Bungalow lots</td><td>1,568</td><td>824</td></tr>
<tr><td>Villa</td><td>15</td><td>-</td></tr>
<tr><td>Semi-detached houses</td><td>402</td><td>102</td></tr>
<tr><td>Terrace houses</td><td>1,533</td><td>1,187</td></tr>
<tr><td>Apartments/Flats</td><td>440</td><td>-</td></tr>
<tr><td>Shophouses</td><td>151</td><td>67</td></tr>
<tr><td>Club House</td><td>1</td><td>-</td></tr>
<tr><td>Petrol Station</td><td>2</td><td>-</td></tr>
<tr><td>Low cost flats</td><td>1,036</td><td>793</td></tr>
<tr><td>Houses</td><td>369</td><td>-</td></tr>
<tr><td>Total</td><td>5,517</td><td>2,973</td></tr>
</table>

The project is about 53% completed. The total development cost is expected to be RM628 million and the expected profits to be generated is RM294 million. Financing of this development will be sourced from the cash flow generated from the sales of products within the project. The project, which commenced in July 1996, is on-going and is expected to be completed by December 2006.</td>
<td>The market value as assessed by Khong & Jaafar Sdn Bhd was (i) RM99,000,000 on a "as is" basis and (ii) RM113,000,000 on the assumption that the previous layout of bungalow lots for Phase 5 is maintained, in its existing condition (i.e. agriculture) with the benefit of the planning approvals as well as sales effected and development works completed to-date subject to the title assumptions made and to the Deed of Assignment to effect a transfer of the beneficial interest in the property being legally enforceable. The date of valuation is taken to be 31 July 2001.

The market value as approved by the SC was RM99,000,000.</td>
</tr>
</table>

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
12.	Lots 1, 2, 6, 69, 537, 534, 536, 539, 540, 564 and 565, Title No. G 35385, G 35386, G 35425, G 34148, G 32623, GM 923, GM 924, GM 925, GM 926, GM 927 and GM 928, in the Mukim of Padang Meha, District of Kulim, Kedah Darul Aman. The Property is charged to AmInternational (L) Limited.	The property is a parcel of development land (the "Property"). At present, the site of the property is overgrown with bushes and light undergrowth. Net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM28.12 million.	Consist of eleven contiguous lots and a combined title land area of 848.10 acres (i.e. approximately 343.22 hectares) The Property is freehold. Located in the Mukim of Padang Meha, District of Kulim, Kedah Darul Aman. It straddles the Padang Serai / Kuala Ketil main road at about 2 kilometres south-west of the town of Merbau Pulas which is 25 kilometres south-east and 30 kilometres north-east of the town centres of Sungai Petani and Kulim.	The Property has been approved for mixed residential/commercial development by the local authorities vide a letter dated 17 June 1998. However, this layout approval has lapsed as the landowner has failed to subsequently submit and obtain approval for the sub-division and conversion for the Property. Plans for re-submission to the relevant authorities for medium cost/low cost house is in progress. The saleable content of the approved development, which has not been launched, is as follows:- **Description** — **No of Units** Medium-cost houses — 281 Low-cost houses — 837 Shops/Offices — 26 Low-cost Shops — 28 Total — 1,172 The total development cost of this project and the expected profits to be derived are approximately RM40.96 million and RM9.95 million respectively. The financing for this development is sourced from internally generated funds. The expected commencement and completion date of this development are July 2003 and November 2005 respectively.	The market value as assessed by Khong & Jaafar Sdn Bhd was 27,900,000, based on the comparison method of valuation, held under 11 separate grants-in-perpetuity, in its existing condition with the benefit of the planning approval for the mixed residential/commercial development. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was 27,900,000.

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
13.	Lot PT 2539 and PT 2540, Title HS(D) 6335 and HS(D) 6333 in the Mukim of Pedas, District of Rembau, Negeri Sembilan Darul Khusus and Lot 1537, 1400, 1460, 1461 and 927, Title Geran 15807, CT 13621 and EMR 823 in the Mukim of Chembong, District of Rembau, Negeri Sembilan Darul Khusus. The Property is charged to The Development Bank of Singapore Ltd.	The property is a parcel of land located in Mukim of Pedas and Chembong, District of Rembau, Negeri Sembilan Darul Khusus and is known as the Chembong Estate (the "Property"). At present, the Property is almost fully under rubber and oil palm cultivation with adequate housing, administrative and recreational facilities. All of the rubber trees are mature with age of more than 20 years. Approximately 70% of the oil palm trees are fairly mature with age from 11 years to 20 years. The average production per annum of oil palm and rubber within the Property for the past 5 years (1998 to 2002) is about 2,226 metric tonnes and 152,732 kilogram respectively. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM0.5 million (1998), RM0.6 million (1999), RM0.4 million (2000), RM0.2 million (2001) and RM0.1 million (2002). The profit contribution for the first quarter ended 30 September 2002 was RM0.03 million. The net book value based on the unaudited accounts as at 30 September 2002 was RM40.8 million.	Combined land area of 222.14 hectares or 548.93 acres which is net of areas compulsorily acquired by the Government and areas sold to Federal Lands Commissioner vide Sale and Purchase Agreement dated 29 June 1999 but inclusive of an estimated area of about 5.04 hectares (12.45 acres) taken for an electric transmission line by Tenaga Nasional Berhad. The Property is a freehold land. Located off the eastern side of the North/South Expressway in the Mukim of Pedas and Chembong, District of Negeri Sembilan Darul Khusus. It is located about a kilometre south-east of the town of Pedas, 4 kilometres north-west of Rembau and about 18 kilometres south-east of Seremban. The Property has direct frontage to and access from both sides of the Seremban/Tampin main road which cuts through its north-eastern section.	Part of the Property ie Lot PT 2539, Lot 2540 and Lot 1537 comprising a combined provisional title land area of 216.51 hectares or 535.00 acres have been approved by the relevant authorities for the conversion from category of land used from "Agriculture" to "Industry" vide letters dated 12 November 1996, 21 April 1999, 26 October 1999 and 13 May 2000. The remaining lots i.e. Lots 927, 1400, 1460 & 1461of the Property have not yet been approved for conversion. The layout plan for the converted portion of the Property has been approved by the relevant authorities vide a letter dated 13 May 1998. The saleable content of the approved layout plan is as follows:- **Description** — **No of Units** Industrial Lot (approximately 0.5-acre) — 89 Industrial Lot (approximately 1-acre) — 82 Industrial Lot (approximately 2-acre) — 37 Industrial Lot (approximately 3-acre) — 15 Industrial Lot (approximately 4-acre) — 10 1 ½ -Storey Semi Detached Factory (60' x 120') — 72 1 ½ -Storey Terrace Factory (22' x 104') — 156 Stall — 1 Petrol Station Site — 1 Apartment site — 1 Police Quarters (Sold) — 1 Total — 465 **The Property is currently earmarked for divestment**	The market value as assessed by Khong & Jaafar Sdn Bhd was RM37,500,000, based on the comparison method of valuation, held under a grant-in-perpetuity, in its existing condition (i.e. agriculture) with benefit of the conversion and layout plan approval for industrial use. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM37,500,000.

INFORMATION ON ACB

Property of Hiap Joo Chong

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
1.	Lot 4060, Geran 26262, Mukim of Batu, Wilayah Persekutuan Kuala Lumpur The Property is free from encumbrances.	The property is a parcel of land with industrial development potential (the "Property"). At present, the Property has been cleared, levelled and almost ready for immediate building construction. The southern portion of the property of about 0.169 acres (i.e. approximately 7,362 square feet) is let for storage purposes and is fenced. The net book value based on the unaudited accounts as at 30 September 2002 was RM1.1 million.	Land area of about 25,721.989 square metres (i.e. approximately 276,869 square feet). The Property is freehold. Located in the Mukim of Batu, Wilayah Persekutuan, Kuala Lumpur. It lies off the west side of Jalan Ipoh and is situated adjacent to the northern boundary of the Segambut Light Industrial Area at about 6 kilometres north-west of the Kuala Lumpur city centre.	An application for development of medium cost apartments and shops have been submitted to the relevant authorities and is currently pending approval.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM13,800,000 based on the comparison method of valuation held under a grant-in-perpetuity, in its existing condition with vacant possession and subject to its title being free from encumbrances good marketable and registrable. The date of valuation was 31 July 2001. The market value as approved by the SC was RM13,800,000.

7. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of ACB for the five FYE 30 June 2002 and the announced unaudited consolidated results for the quarter ended 30 September 2002 are summarised as follows:

FYE 30 June	<------	------	Audited	------	------>	Unaudited quarter ended 30.09.02
	1998	1999	2000	2001	2002	
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	6,352,629	5,134,671	5,379,720	5,130,657	5,622,262	1,483,901
Loss before exceptional items	(230,619)	(473,553)	(263,163)	(589,872)	(447,609)	(5,779)
Exceptional items	(923,294)	(456,846)	(306,647)	(40,097)	-	-
	(1,153,913)	(930,399)	(569,810)	(629,969)	(447,609)	(5,779)
Share of results in associated companies	10,721	(4,298)	(92,547)	(117,930)	(103,948)	(2,427)
LBT	(1,143,192)	(934,697)	(662,357)	(747,899)	(551,557)	(8,206)
Taxation	(3,394)	61,579	(62,108)	(77,694)	(98,542)	(17,438)
LAT	(1,146,586)	(873,118)	(724,465)	(825,593)	(650,099)	(25,644)
MI	113,538	41,431	95,418	150,385	74,194	(31,547)
LAT and MI	(1,033,048)	(831,687)	(629,047)	(675,208)	(575,905)	(57,191)
Shareholders' funds	1,795,318	893,110	192,227	(470,014)	(1,179,782)	(1,238,201)
Total borrowings	898,467	8,144,434	7,775,253	7,549,893	7,224,786	7,153,297
Weighted average number of shares in issue ('000)	1,259,114	1,259,114	1,259,448	1,259,593	1,259,593	1,259,593
Net (LPS) (sen)	(82.0)	(66.1)	(49.9)	(53.6)	(45.7)	(18.2)*
Gross dividend per share (%)	0.5	0.1	0.1	0.1	-	-

Notes:

* *Annualised.*

1. *There were no extraordinary items reported for the financial years under review.*

2. *In 1998, a LAT and MI of RM1,033 million was reported as compared to a PAT and MI of RM133.3 million in the preceding year. Apart from some of ACB's operations in the PRC, the impact of the region's economic and financial turmoil had adversely affected most of ACB's business operations, in particular ACB's financial services, property, steel and motor divisions. The weakening of RM against the USD resulted in the ACB Group incurring realised and unrealised exchange losses on the conversion of foreign currency borrowings amounting to RM632.1 million. In addition, the ACB Group made provisions for doubtful debts of RM291.2 million for its local and regional stockbroking companies as a result of the continued depressed stock market sentiment.*

3. *In 1999, a LAT of RM831.7 million was reported mainly attributable to the lower realised and unrealised exchange losses on the conversation of foreign currency borrowings amounting to RM212.2 million as compared to RM632.1 million in previous year.*

4. *In 2000, a LAT of RM629.0 million was reported due to further one-off write-downs totalling RM307.0 million in respect of debts written down upon cessation of its pharmaceutical operation in the PRC and the divestment of its chocolate operations.*

5. *In 2001, a LAT of RM675.2 million was reported mainly due to the decline in the steel and property division.*

6. *In 2002, a lower LAT of RM575.9 million was reported mainly due to the better performance in the steel industry and gain on disposal of a subsidiary company and an associated company of RM77.8 million.*

7. *For the quarter ended 30 September 2002, a lower LAT was reported by the ACB Group due mainly to the lower provision/allowance made for diminution in value for certain assets during the quarter.*

8. *The exceptional items reported for the FYE 30 June 1998 to 2001 were related to the following:*

FYE 30 June	***1998 RM'000***	***1999 RM'000***	***2000 RM'000***	***2001 RM'000***
Loss/(gain) on foreign exchange	*632,071*	*212,161*	*98,334*	*17,465*
Provision for doubtful debts for stockbroking companies	*291,223*	*244,685*	*124,343*	*22,632*
Provision on cessation of operations of subsidiary companies	-	-	*83,970*	-
	923,294	***456,846***	***306,647***	***40,097***

9. *Taxation was provided for all the financial years under review, except for the FYE 30 June 1999, despite the losses incurred as certain expenses were not tax deductible and losses of certain subsidiary companies could not be offset with profits of other subsidiary companies within the ACB Group. A tax credit was recorded for FYE 30 June 1999 due to recovery of tax deducted on dividend income from subsidiary companies.*

8. HISTORICAL SHARE PRICE

The monthly highest and lowest market prices of ACB Shares for the 12 months to December 2002 as traded on the KLSE are as follows:

	High RM	Low RM
2002		
January	0.175	0.130
February	0.150	0.100
March	0.115	0.080
April	0.130	0.100
May	0.120	0.090
June	0.100	0.080
July	0.100	0.080
August	0.090	0.065
September	0.075	0.050
October	0.065	0.040
November	0.050	0.040
December	0.065	0.040

The latest transacted price of ACB Shares on 25 March 2002, being the last Market Day immediately preceding the date of announcement of the revised Proposed GWRS	RM0.100
The latest transacted price of ACB Shares on 2 January 2003 (the latest practicable date prior to the despatch of this Circular)	RM0.045

(Source: Bloomberg)

9. AUDITED FINANCIAL STATEMENTS OF THE ACB GROUP

The audited financial statements of ACB for the FYE 30 June 2002 together with the Auditor's report is available for inspection at the Registered Office of ACB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM.

Shareholders who wish to obtain a copy of the financial statements may forward your request in writing via ordinary post, fascimile or e-mail to the address and/or numbers below:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Contact Person : Wong Phooi Lin
Telephone Number : 03 2162 2155
Fax Number : 03 2162 3448
Email Address : gwrsllb@lion.com.my

in which case a copy of the financial statements of ACB will be sent to you at your specified mailing address by ordinary post without any fees or charges. Alternatively, shareholders may collect in person a copy of the financial statements from the Company's Registered Office at the address set out above.

10. OTHER MATTERS

The details of ACB's land-banks for commercial development are as follows:

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development
1.	Mutiara Parade, HS(D) 10 PT 6, Bandar Georgetown, Section 17, Daerah Timur Laut, Penang	The property comprises a parcel of development land (the "Property"). At present the Property is being used as a carpark and the surface of the land is improved with tarmac/crusher run with a monthly rent of RM 33,000. The net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM63.57 million.	Land area of approximately 109,964 sq. ft. The Property is a 99 years leasehold land expiring 8 August 2092. Located in close proximity to KOMTAR building and is next to the existing Shangrila Inn hotel along Jalan Megazine	The proposed development is known as "Mutiara Parade" an 11-storey shopping center with 7 levels of retail floors, one basement carpark and 4 elevated parking levels. The development did not commence and the Property is earmarked for divestment.
2.	Mahkota Seaworld, H.S.(D) 49710, PT 497, Kawasan Bandar XLII, Daerah Melaka Tengah, Melaka	The property comprises a parcel of development land (the "Property"). At present the Property is a vacant land and is not occupied for any use. The net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM0.49 million.	Land area of approximately 8,701 square meters (93,658 square feet). The Property is a 99 years leasehold land expiring 8 August 2092. Located in close proximity to Century Mahkota Hotel Melaka and Mahkota Parade.	The proposed development consists of an Oceanarium where marine life will be displayed. The local council has not approved the proposal yet. The vacant land is earmarked for divestment
3.	Visionwell Land, CT 13782 Lot 692, Section 57, Jalan Nagasari, Kuala Lumpur	The property comprises a parcel of development land (the "Property") with an ongoing development. The net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM81.9 million.	Land area of approximately 92,749 square feet. The Property is a freehold land. Located in close proximity to Istana Hotel and Wisma Boustead along Jalan Nagasari, off Jalan Raja Chulan, Kuala Lumpur.	The proposed development consists of a 15 storey office tower (to be returned to the KL & Selangor Teochew Association as consideration of the purchase price of the land) and two blocks of service apartments (330 units) to be retained by Visionwell Sdn Bhd. The company has submitted for amendment approval to the previous development order for hotel development. The amendmend approval was issued by DBKL on 8 November 2002 The substructure works which are presently on-ongoing are approximately 50% completed, whilst the construction of the office blocks are approximately 41% completed. The substructure works and the construction of the office blocks are expected to be completed by December 2003.
4.	Seremban Parade Land, HS(D) 92634 PT 5148, Lot 4973 Jalan Dato' Bandar Tunggal, Seremban	The property comprises a parcel of development land (the "Property").adjacent to the existing Seremban Parade shopping center. The net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM3.71 million.	Land area of approximately 2.0 acres which is part and parcel of the title upon which Seremban Parade is erected. The lease on the land is expiring on 3 October 2094.	The proposed development is for an extension to the existing shopping center and an office tower above the extended block. So far, application for the same has not been submitted to the relevant authorities.

INFORMATION ON AVENEL

1. HISTORY AND BUSINESS

Avenel was incorporated in Malaysia on 12 June 1984 under the name of Arusjaya Sdn Bhd under the Cos Act. It changed its name to Dayaternak Sdn Bhd on 8 December 1986, and subsequently assumed its present name, Avenel Sdn Bhd, on 12 December 1989.

Avenel is an investment holding company. Its subsidiary companies are principally involved in trading and distribution of building materials, the manufacturing of printing and writing paper and integrated wood based activities such as the extraction and sale of commercial timber as well as the downstream processing of sawn timber and plywood.

Pursuant to the Proposed GWRS, the principal asset of Avenel, namely Posim, will be disposed of to LLB and AMSB. Accordingly, Avenel will become an investment holding company after the Proposed GWRS as no manufacturing activities will be carried out by Avenel. The principal activities of Posim are set out in Appendix II(a) of this Circular.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of Avenel are as follows:

	No. of Ordinary Shares	Par value (RM)	Total (RM)
Authorised	100,000,000	1.00	100,000,000
Issued and fully paid-up	100,000,000	1.00	100,000,000

Details of the changes in Avenel's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
12.06.1984	3	1.00	Subscribers' shares	3
31.10.1994	99,999,997	1.00	Cash	100,000,000

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Members of Avenel, the substantial shareholders of Avenel as at 25 November 2002 are as follows:

	<-----------------Shareholdings--------------->				Place of
Name of substantial shareholders	Direct	%	Indirect	%	incorporation
ACB	55,000,000	55.0	45,000,000 [a]	45.0	Malaysia
LLB	25,000,000	25.0	-	-	Malaysia
AMB	20,000,000	20.0	-	-	Malaysia

Notes:
(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of section 6A of the Cos Act held via LLB (Direct – 0.17%; Indirect – 50.31%) and AMB (Direct - Nil; Indirect – 58.00%).*

After the Proposed GWRS, Avenel will be a wholly-owned subsidiary of ACB.

4. BOARD OF DIRECTORS

The Directors of Avenel as at 25 November 2002 are as follows:

Name	Nationality
Cheng Sin Yeng	Malaysian
Lee Whay Keong	Malaysian

None of the above Directors has any direct or indirect interest in Avenel. The Proposed GWRS is not expected to have any impact on the Directors' shareholdings in Avenel. It is also not anticipated that there will be any change to the composition of the Board of Directors of Avenel upon the completion of the Proposed GWRS.

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary and associated companies of Avenel as at 25 November 2002 are as follows:

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary company of Avenel				
Posim	08.03.1982 Malaysia	203,218,571	83.70	Investment holding and trading and distribution of building materials
Subsidiary companies of Posim				
Posim Petroleum Marketing Sdn Bhd	13.05.1985 Malaysia	1,030,000	100	Trading and distribution of petroleum products
Posim Petroleum Products Sdn Bhd	29.04.1985 Malaysia	1,000,000	100	Manufacturing of petroleum products
Posim Marketing Sdn Bhd *(formerly known as Posim Industrial Equipment Sdn Bhd)*	15.03.1985 Malaysia	5,009,000	100	Trading, servicing, hiring and distribution of industrial machines and equipment

INFORMATION ON AVENEL

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Posim Agricultural Products Sdn Bhd	20.09.1986 Malaysia	501,000	100	Dormant
Ototek Sdn Bhd	07.05.1986 Malaysia	1,500,000	70	Trading and distribution of lubricants, spark plugs and automotive components
Stoller Chemical Company (M) Sdn Bhd	29.12.1989 Malaysia	2	100	Dormant
SC Nominees Sdn Bhd	27.04.1985 Malaysia	2	100	Investment holding
Fabulous Contour Sdn Bhd	24.05.1995 Malaysia	2	100	Dormant
SFI Paper Pte Ltd	18.09.1992 Singapore	SGD2	100 [1]	Dormant
Sabah Pulp and Paper Mill Sdn Bhd	05.12.1990 Malaysia	2	100 [1]	Dormant
SFI	30.04.1982 Malaysia	1,839,197,926	97.78 [2]	Integrated wood-based activities and pulp & paper mill operations
Associated Company of Avenel				
Kinabalu Motor Assembly Sendirian Berhad	12.06.1974 Malaysia	38,550,000	20 [2]	Assembly of ISUZU range of motor vehicles

Notes:

1. *Held via SFI.*
2. *Held via Posim.*

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of Avenel for the five FYE 30 June 2002 and the unaudited consolidated results for the quarter ended 30 September 2002 are as follows:

FYE 30 June	<------	------	Audited	------	------>	Unaudited quarter ended 30.09.02
	1998	1999	2000	2001	2002	
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	596,870	486,486	573,464	539,552	468,108	128,362
Loss before share of results in associated companies	(284,779)	(147,472)	(62,069)	(89,428)	(89,539)	(14,096)
Share of results in associated companies	201	238	(2,966)	171	(2,254)	(1,914)
LBT	(284,578)	(147,234)	(65,035)	(89,257)	(91,793)	(16,010)
Taxation	(1,320)	52	(1,514)	(2,402)	(1,666)	(399)
LAT	(285,898)	(147,182)	(66,549)	(91,659)	(93,459)	(16,409)
MI	(9,032)	(8,393)	(9,352)	(4,346)	1,522	(1,251)
LAT and MI	(294,930)	(155,575)	(75,901)	(96,005)	(91,937)	(17,660)
Shareholders' funds	(117,584)	(86,657)	(168,506)	(264,512)	(356,455)	(374,114)
Total borrowings	1,129,963	957,868	878,991	876,626	857,668	856,476
Weighted average number of shares in issue ('000)	100,000	100,000	100,000	100,000	100,000	100,000
Net LPS (sen)	(294.9)	(155.6)	(75.9)	(96.0)	(91.9)	(70.6)*
Gross dividend per share (%)	-	-	-	-	-	-

Notes:

* *Annualised.*

1. *There were no exceptional and extraordinary items reported in the financial years and financial period under review.*

2. *For the FYE 30 June 1999, LAT of the Avenel Group improved to RM147.2 million due mainly to the recognition of lower foreign exchange losses on the translation of foreign currency borrowings amounting to RM61.3 million.*

3. *For the FYE 30 June 2000, LAT of the Avenel Group improved further to RM75.9 million due to the improved performance recorded by the timber extraction and pulp and paper division as a result of stronger demand for sawn timber and plywood and higher paper prices.*

4. *For the FYE 30 June 2001, the Avenel Group recorded a higher LAT of RM96.0 million after accounting for a one-off provision for Principal Waived by Avenel for the Inter-PLC Debt owing by the ACB Group to Avenel of RM11.0 million pursuant to the Proposed GWRS. In addition, contributions from the timber extraction and pulp and paper division were lower for the year due to stiff competition in the paper and other wood-based products market.*

5. *For the FYE 30 June 2002, the Avenel Group recorded a LAT of RM91.9 million mainly attributable to the losses suffered in the timber and extraction & pulp papers division, as a result of continuous stiff competition and lower paper prices.*

6. *For the quarter ended 30 September 2002, the Group reported a lower LAT as the prices for paper and wood-based products have stabilised as a result of anti-dumping measures taken by the regional economies towards the end of FYE 2002. The TEPP division contributed higher profit for the quarter due to the strengthening of prices for paper and wood-based products.*

7. *Taxation was provided for all the financial years except for the FYE 30 June 1999 despite losses incurred due mainly to expenses and losses of certain subsidiary companies which are not tax deductible. Tax credit was received for FYE 30 June 1999 was due to recovery of tax deducted at source on dividend income from subsidiary companies.*

7. AUDITED FINANCIAL STATEMENTS OF THE AVENEL GROUP

An extract of the audited financial statements and the Auditors' Report thereon of the Avenel Group for the FYE 30 June 2002 is enclosed below (Note: the reference to the paging in the audited financial statements presented herein is exactly in the form as presented in the audited financial statements of the Avenel Group).

REPORT OF THE AUDITORS TO THE MEMBERS OF AVENEL SDN BHD

We have audited the financial statements set out on pages 8 to 36. The preparation of these financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared under the historical cost convention, modified by the revaluation of certain assets, are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

  (ii) the state of affairs of the Group and of the Company as at 30 June 2002 and of the results and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company have been properly kept in accordance with the provisions of the said Act.

Without qualifying our opinion, we draw attention to Notes 1 and 15 to the financial statements which explain the financial position of the Group and of the Company and the plans of the directors to implement a scheme involving the restructuring of the Group's and the Company's debts. The validity of preparing the financial statements on the going concern basis depends upon the successful implementation of these restructuring plans.

We have considered the financial statements and auditors' reports thereon of the subsidiary companies of which we have not acted as auditors, as indicated in Note 7 to the financial statements.

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

Company No: 121510 U

REPORT OF THE AUDITORS TO THE MEMBERS OF AVENEL SDN BHD

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment under Subsection (3) of Section 174 of the Companies Act, 1965.

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

WONG SOO THIAM
1315/11/02(J)
Partner of the Firm

Kuala Lumpur

29 OCT 2002

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

AVENEL SDN BHD
(Incorporated in Malaysia)

BALANCE SHEETS
AS AT 30 JUNE 2002

	Note	GROUP 2002 RM'000	GROUP 2001 RM'000	COMPANY 2002 RM'000	COMPANY 2001 RM'000
PROPERTY, PLANT AND EQUIPMENT	2	881,695	926,409	-	-
PLANTATION DEVELOPMENT EXPENDITURE	3	127,583	117,458	-	-
FOREST CONCESSIONS	4	333,320	344,116	-	-
ASSOCIATED COMPANY	5	7,097	9,351	-	-
INVESTMENTS	6	232	227	-	-
SUBSIDIARY COMPANIES	7	-	-	636,682	679,682
GOODWILL ON CONSOLIDATION	8	89,326	93,823	-	-
CURRENT ASSETS					
Inventories	9	97,616	130,049	-	-
Trade receivables	10	79,562	101,099	-	-
Other receivables, deposits and prepayments	11	18,665	11,468	-	432
Tax recoverable		50	524	50	524
Amount due from related companies		3,255	3,392	555	509
Fixed deposits with financial institutions		60,919	7,338	859	338
Cash and bank balances	12	22,750	23,373	4	81
		282,817	277,243	1,468	1,884
CURRENT LIABILITIES					
Trade payables		26,612	43,939	-	-
Other payables and accruals	13	184,632	141,780	148,704	102,312
Hire purchase liabilities	14	68	106	-	-
Amount due to ultimate holding company		652,301	625,543	727,980	701,361
Amount due to subsidiary companies		-	-	16,752	16,713
Amount due to related companies		20,896	6,154	17,973	2,014
Short term borrowings	15	857,454	876,306	823,003	823,003
Taxation		3,712	4,822	-	-
		1,745,675	1,698,650	1,734,412	1,645,403
NET CURRENT LIABILITIES		(1,462,858)	(1,421,407)	(1,732,944)	(1,643,519)
		(23,605)	69,977	(1,096,262)	(963,837)
Financed by:					
SHARE CAPITAL	16	100,000	100,000	100,000	100,000
RESERVES	17	(456,455)	(364,512)	(1,196,262)	(1,063,837)
SHAREHOLDERS' FUNDS		(356,455)	(264,512)	(1,096,262)	(963,837)
MINORITY INTERESTS		332,466	334,024	-	-
HIRE PURCHASE LIABILITIES	14	146	214	-	-
DEFERRED TAXATION	18	238	251	-	-
		(23,605)	69,977	(1,096,262)	(963,837)

The accompanying notes form an integral part of the financial statements.

AVENEL SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	GROUP 2002 RM'000	GROUP 2001 RM'000	COMPANY 2002 RM'000	COMPANY 2001 RM'000
Revenue	19	468,108	539,552	34	217
Other operating income		7,795	10,746	-	-
Changes in inventories of finished goods and work-in-progress		(19,182)	24,860	-	-
Raw materials and consumables used		(228,494)	(286,076)	-	-
Purchases of trading goods		(101,729)	(94,073)	-	-
Staff costs		(41,526)	(48,599)	-	-
Depreciation and amortisation expenses		(65,263)	(61,506)	-	-
Allowance for foreseeable loss on divestment of a subsidiary company		-	-	(43,000)	(657,000)
Other operating expenses		(18,269)	(51,466)	(1,853)	(1,717)
Profit/(loss) from operations	20	1,440	33,438	(44,819)	(658,500)
Finance costs	21	(90,979)	(122,866)	(87,606)	(118,101)
Loss before share in results of associated company		(89,539)	(89,428)	(132,425)	(776,601)
Share in results of associated company		(2,254)	171	-	-
Loss before taxation		(91,793)	(89,257)	(132,425)	(776,601)
Taxation	22	(1,666)	(2,402)	-	-
Loss after taxation		(93,459)	(91,659)	(132,425)	(776,601)
Minority interests		1,522	(4,346)	-	-
Loss after taxation and minority interests		(91,937)	(96,005)	(132,425)	(776,601)

The accompanying notes form an integral part of the financial statements.

AVENEL SDN BHD
(Incorporated in Malaysia)

STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

GROUP	Share capital RM'000	Capital reserves RM'000	Exchange reserve RM'000	Accumulated losses RM'000	Total RM'000
Balance at 30 June 2000	100,000	293,136	(22)	(561,620)	(168,506)
Realisation of revaluation reserve upon amortisation of forest concessions	-	(8,845)	-	8,845	-
Translation adjustment for the year	-	-	(1)	-	(1)
Net loss for the financial year	-	-	-	(96,005)	(96,005)
Balance at 30 June 2001	100,000	284,291	(23)	(648,780)	(264,512)
Realisation of revaluation reserve upon amortisation of forest concessions	-	(8,843)	-	8,843	-
Translation adjustment for the year	-	-	(6)	-	(6)
Net loss for the financial year	-	-	-	(91,937)	(91,937)
Balance at 30 June 2002	100,000	275,448	(29)	(731,874)	(356,455)

COMPANY	Share capital RM'000	Accumulated losses RM'000	Total RM'000
Balance at 30 June 2000	100,000	(287,236)	(187,236)
Net loss for the financial year	-	(776,601)	(776,601)
Balance at 30 June 2001	100,000	(1,063,837)	(963,837)
Net loss for the financial year	-	(132,425)	(132,425)
Balance at 30 June 2002	100,000	(1,196,262)	(1,096,262)

The accompanying notes form an integral part of the financial statements.

AVENEL SDN BHD
(Incorporated in Malaysia)

CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002 RM'000	2001 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before taxation		(91,793)	(89,257)
Adjustments for non-cash items, interests and dividend	23(a)	158,599	189,694
Operating profit before working capital changes		66,806	100,437
Decrease/(Increase) in inventories		34,647	(18,150)
Decrease/(Increase) in trade and other receivables		13,948	(23,597)
(Decrease)/Increase in trade and other payables		(19,919)	2,278
Net cash generated from operations		95,482	60,968
Tax paid		(2,315)	(2,446)
Net cash inflow from operating activities		93,167	58,522
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(8,847)	(15,606)
Purchase of other investments		(5)	-
Proceeds from disposal of property, plant and equipment		807	706
Plantation development expenditure incurred		(9,659)	(19,901)
Decrease in amount due from related companies		14,666	345
Decrease/(Increase) in cash at bank held under Escrow Account		193	(251)
Dividend received		3	3
Interest received		157	590
Net cash outflow from investing activities		(2,685)	(34,114)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net repayment of short term borrowings		(18,606)	(2,738)
(Decrease)/Increase in amount due to ultimate holding company		(9,911)	18,136
Increase in amount due to related companies		160	1,977
Repayment of hire purchase creditors		(106)	(572)
Proceeds from shares issued to minority interests		-	422
Dividend paid		-	(238)
Dividend paid to a minority shareholder of a subsidiary		(24)	-
Interest paid		(8,598)	(24,137)
Net cash outflow from financing activities		(37,085)	(7,150)
Net increase in cash and cash equivalents		53,397	17,258
Cash and cash equivalents at beginning of the financial year		24,862	7,604
Cash and cash equivalents at end of the financial year	23(b)	78,259	24,862

The accompanying notes form an integral part of the financial statements.

AVENEL SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002 RM'000	2001 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before taxation		(132,425)	(776,601)
Adjustments for non-cash items, interests and dividend	23(a)	130,572	774,884
Operating loss before working capital changes		(1,853)	(1,717)
Decrease in other receivables		432	-
Increase in other payables		1,442	1,491
Net cash generated from/(used in) operations		21	(226)
Tax refund		474	48
Net cash inflow/(outflow) from operating activities		495	(178)
CASH FLOWS FROM INVESTING ACTIVITIES			
Increase in amount due from related companies		(23)	-
Dividend received		-	1,225
Interest received		11	12
Net cash (outflow)/inflow from investing activities		(12)	1,237
CASH FLOWS FROM FINANCING ACTIVITIES			
(Decrease)/Increase in amount due to ultimate holding company		(10,737)	18,136
Increase in amount due to related companies		15,886	-
Interest paid		(5,188)	(19,332)
Net cash outflow from financing activities		(39)	(1,196)
Net increase/(decrease) in cash and cash equivalents		444	(137)
Cash and cash equivalents at beginning of the financial year		419	556
Cash and cash equivalents at end of the financial year	23(b)	863	419

The accompanying notes form an integral part of the financial statements.

AVENEL SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
30 JUNE 2002

1. GOING CONCERN

As disclosed in Note 15 to the financial statements, the Company has ceased to service its term loan.

As disclosed in the last report, the Board of directors of the ultimate holding company, Amsteel Corporation Berhad, had approved a Group Wide Restructuring Scheme which will involve the restructuring of the Group's and the Company's debts and rationalisation of the Group structure whereby core businesses will be redefined and non-core businesses will be divested ("Proposed GWRS").

The directors are of the opinion that the Proposed GWRS referred to above will be successfully implemented. Accordingly, the directors consider that it is appropriate to prepare the financial statements of the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or to amounts and classification of liabilities that may be necessary if the Company is unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

b. BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating activities so as to obtain benefits from their activities. Under the acquisition method of accounting, the results of the subsidiary companies acquired and disposed of during the financial year are included in the income statements of the Group from the date of acquisition and up to the date of disposal.

All inter-company balances and transactions and unrealised surpluses and deficits on transactions between group companies have been eliminated on consolidation. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made of minority interests.

Goodwill arising on consolidation represents the difference between the purchase price and the fair value of the net assets of the subsidiary companies at the date of acquisition. Goodwill on consolidation is amortised over a period of twenty five years.

c. ASSOCIATED COMPANIES

A company, other than a subsidiary company, in which the Group has a long term equity investment of 20% to 50% and where the Group has representation on the Board and is in a position to exercise significant influence is accounted for as an associated company.

Investments in associated companies are accounted for in the consolidated financial statements by the equity method of accounting. Equity accounting involves recognising in the income statement the Group's share of the results of associated companies for the financial year. The Group's investments in associated companies are carried in the balance sheet at an amount that reflects its share of the net assets of the associated companies and includes goodwill on acquisition. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gain on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies within the Group.

When an associate holds an ownership interest in the Group, any profit or loss and any increment or decrement of net assets of the Group which the associate has accounted for in its financial statements, should be disregarded when the Group applies the equity method to account for its investment in the associate.

d. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation.

Freehold land and capital work-in-progress are not depreciated.

Long term leasehold land are amortised over the period of 50 years.

Depreciation of other property, plant and equipment is provided on the straight line basis to write off the cost of each asset over its estimated useful life.

The principal annual depreciation rates used are:

Long term leasehold land	1.65% - 2%
Buildings	2%
Pulp and paper mill, plant and machinery	2% - 20%
Housing colony and infrastructures	2% - 10%
Motor vehicles, furniture, fittings and equipment	10% - 25%

The carrying amounts of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised whenever the carrying amount of an item of property, plant and equipment exceeds its recoverable amount. The impairment loss is charged to the income statements. Any subsequent increase in recoverable amount is reduced by the amount that would have been recognised as depreciation had the write down not occurred.

e. PLANTATION DEVELOPMENT EXPENDITURE

Development and planting expenditure incurred in the establishment and development of the tree plantations, including a proportion of the Group's forestry division general charges incurred in relation to the planting of trees, are deferred and capitalised to plantation development expenditure. This expenditure is charged to the income statements when the trees are harvested upon maturity.

f. INVESTMENTS

Investments in subsidiary and associated companies in the Company's financial statements and other investments are stated at cost and allowance is made when the directors are of the opinion that there is a permanent diminution in value of an investment.

g. INVENTORIES

Trading merchandise, finished goods, work-in-progress and raw materials are stated at the lower of cost and net realisable value. Cost is determined principally on a weighted average basis. The cost of finished goods and work-in-progress includes cost of raw materials, direct labour and an appropriate proportion of manufacturing overheads. The cost of trading merchandise and raw materials includes the original purchase price plus the incidental cost incurred in bringing the inventories to their present location and condition.

Engineering spares, raw materials for paper production, fuel and lubricants and other inventories are valued at weighted average cost. Cost represents the original purchase price plus the incidental cost incurred in bringing the inventories to their present location and condition.

Log inventories are valued at the lower of cost and net realisable value. Cost is determined principally on the first-in first-out basis. The cost of commercial timber logs represents extraction fees and timber royalties accrued. The cost of pulp and fuel logs represents extraction fees and cost in bringing the inventories to their present location and condition.

Goods-in-transit are valued at cost.

In arriving at net realisable value, due allowance is made for damaged, obsolete or slow-moving inventories.

h. RECEIVABLES

Specific allowances are made for doubtful debts which have been individually reviewed and identified as bad or doubtful. In addition, general allowances are made to cover possible losses which are not specifically identified.

i. FOREST CONCESSIONS

Forest concessions, which consist of two forest areas of 158,623 hectares and 118,000 hectares, are stated at valuation less accumulated amortisation. The 158,623 hectares and 118,000 hectares of concession are amortised evenly over their estimated useful lives of 16 years and 99 years respectively.

j. HIRE PURCHASE

Property, plant and equipment acquired under hire purchase are capitalised in the financial statements and are depreciated in accordance with the policy set out in Note 2 (d) above. The corresponding outstanding obligations due under the hire purchase after deducting finance charges are included as liabilities in the financial statements. Finance charges are allocated to the income statements over the periods of the respective agreements on a "sum of digit" basis.

k. FOREIGN CURRENCIES

The financial statements are stated in Ringgit Malaysia.

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted rates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date or at contracted rates, where applicable. All exchange differences arising therefrom are included in the income statement, with the exception of exchange differences on loans obtained for acquiring property, plant and equipment which are capitalised.

Assets and liabilities of overseas subsidiaries, denominated in foreign currencies, are translated into Ringgit Malaysia at the exchange rates ruling at the financial year end. Results of operations of those foreign entities are translated at an average rate for the financial year which best approximates the exchange rates at the dates of the transactions. Exchange differences arising from the restatement at financial year end rates of the opening net investments in overseas subsidiaries are dealt with through reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Company and translated at the exchange rate ruling at the date of the transaction.

The closing rate used in the translation is as follows:

RM1 = USD 0.26 (2001: RM1 = USD 0.26)

l. REVENUE RECOGNITION

Revenue from sale of goods is recognised when the goods are delivered.

Income from investment is included in the income statement when the right to receive payment has been established.

m. DEFERRED TAXATION

Provision is made, on the liability method, for taxation deferred by capital allowances and other timing differences, except where the tax effects of such timing differences are not expected to reverse in the foreseeable future.

Deferred tax benefits are recognised only if there is a reasonable expectation of their realisation.

n. CAPITALISATION OF FINANCE COST

Finance cost incurred on the construction of property, plant and equipment which require a period of time to get them ready for their intended use is capitalised and included as part of the cost of the related property, plant and equipment.

o. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand, bank overdraft, demand deposit and other short term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

2. PROPERTY, PLANT AND EQUIPMENT

GROUP	Land and buildings RM'000	Pulp and paper mill, plant and machinery RM'000	Infrastructures RM'000	Motor vehicles, furniture, fittings and equipment RM'000	Capital work-in-progress RM'000	Total RM'000
NET BOOK VALUE						
At 1 July 2001	141,484	719,243	52,790	5,563	7,329	926,409
Additions	308	3,567	1,454	484	3,034	8,847
Disposals/written off	(677)	(42)	-	(4)	-	(723)
Reclassification	627	4,996	-	-	(5,623)	-
Depreciation charge	(8,078)	(38,861)	(3,942)	(1,957)	-	(52,838)
NET BOOK VALUE At 30 June 2002	133,664	688,903	50,302	4,086	4,740	881,695
At 30 June 2002						
Cost	205,433	1,252,262	96,806	30,353	4,740	1,589,594
Accumulated depreciation	(71,769)	(563,359)	(46,504)	(26,267)	-	(707,899)
Net book value	133,664	688,903	50,302	4,086	4,740	881,695
At 30 June 2001						
Cost						
Accumulated	205,846	1,243,578	95,352	30,606	7,329	1,582,711
depreciation	(64,362)	(524,335)	(42,562)	(25,043)	-	(656,302)
Net book value	141,484	719,243	52,790	5,563	7,329	926,409

Included in net book value of the property, plant and equipment are following assets acquired under hire purchases:

At 30 June 2002	-	-	-	310	-	310
At 30 June 2001	-	-	-	406	-	406

Analysis of land and buildings are as follows:

	Freehold land and buildings RM'000	Long term leasehold land and buildings RM'000	Housing colony RM'000	Total RM'000
NET BOOK VALUE				
At 1 July 2001	10,819	57,692	72,973	141,484
Additions	-	301	7	308
Disposal/written off	(241)	(436)	-	(677)
Reclassification	-	627	-	627
Depreciation charge	(133)	(3,327)	(4,618)	(8,078)
NET BOOK VALUE				
At 30 June 2002	10,445	54,857	68,362	133,664
At 30 June 2002				
Cost	11,361	78,981	115,091	205,433
Accumulated depreciation	(916)	(24,124)	(46,729)	(71,769)
Net book value	10,445	54,857	68,362	133,664
At 30 June 2001				
Cost	11,620	79,142	115,084	205,846
Accumulated depreciation	(801)	(21,450)	(42,111)	(64,362)
Net book value	10,819	57,692	72,973	141,484

The depreciation charge of the Group is allocated as follows:

	2002 RM'000	2001 RM'000
Income statement (Note 21)	49,968	46,211
Inventories	2,404	6,480
Plantation development expenditure (Note 3)	466	405
	52,838	53,096

As at 30 June 2002, certain freehold and long term leasehold land and buildings of the Group with net book value amounting to RM7,264,000 (2001: RM7,992,000) have been pledged as securities to certain local banks for bank overdraft and other credit facilities granted to a subsidiary company.

As at 30 June 2002, the titles to certain parcels of leasehold land of a subsidiary company with net book value totaling RM1,629,000 (2001: RM5,334,000) have not been registered in the name of the said subsidiary company.

Included in capital work-in-progress of the Group as at 30 June 2002 is an amount of RM1,265,000 (2001: Nil) representing the cost of equipment for a Management Information System acquired under finance lease.

3. PLANTATION DEVELOPMENT EXPENDITURE

	GROUP	
	2002 RM'000	2001 RM'000
At cost:		
At beginning of the financial year	121,705	101,399
Additions during the financial year	10,194	20,306
At end of the financial year	131,899	121,705
Cumulative amortisation:		
At beginning of the financial year	4,247	3,010
Amortisation during the financial year	69	1,237
At end of the financial year	4,316	4,247
Net	127,583	117,458

Charges to plantation development expenditure during the financial year include depreciation of property, plant and equipment amounting to RM466,000 (2001: RM405,000).

The amortisation expenses of the Group is allocate as follows:

	GROUP	
	2002 RM'000	2001 RM'000
Inventories	69	1,237

4. FOREST CONCESSIONS

	GROUP	
	2002 RM'000	2001 RM'000
Forest concessions - at valuation	388,200	388,200
Cumulative amortisation:		
At beginning of the financial year	44,084	33,288
Amortisation during the financial year	10,796	10,796
At end of the financial year	54,880	44,084
Net	333,320	344,116

The forest concessions consist of two forest areas with a total area of 276,623 hectares. The Group's forest concessions were revalued in 1998 by the directors based on independent valuation reports by a firm of professional valuers and surveyors on an open market value basis. The values attributable to the concessions of 158,623 hectares and 118,000 hectares are RM131,200,000 and RM257,000,000 respectively. The 158,623 hectares and 118,000 hectares of concessions are amortised evenly over their estimated useful lives of 16 years and 99 years respectively.

5. ASSOCIATED COMPANY

	GROUP	
	2002 RM'000	2001 RM'000
Unquoted shares at cost	11,667	11,667
Share of post acquisition reserves	(4,570)	(2,316)
	7,097	9,351

The associated company is as follows:

Name of Company	Country of Incorporation	Holding In Equity 2002	Holding In Equity 2001	Accounting Year end	Principal Activity
Kinabalu Motor Assembly Sendirian Berhad	Malaysia	20%	20%	30 June	# Assembly of Isuzu range of motor vehicles

Holding in equity by a subsidiary company.

The Group's interest in the associated company is analysed as follows:

	2002 RM'000	2001 RM'000
Share of net assets	6,573	8,827
Premium on acquisition	524	524
	7,097	9,351

6. INVESTMENTS

	GROUP	
	2002 RM'000	2001 RM'000
At cost:		
Quoted shares	47	42
Unquoted shares	140	140
Club membership	45	45
	232	227
Market value of quoted shares	62	36

7. SUBSIDIARY COMPANIES

	COMPANY	
	2002 RM'000	2001 RM'000
At cost:		
Quoted shares in Malaysia	1,190,682	1,190,682
Unquoted shares	146,000	146,000
	1,336,682	1,336,682
Allowance for foreseeable loss on divestment of a subsidiary company	(700,000)	(657,000)
	636,682	679,682
Market value of quoted shares	273,857	306,175

The quoted shares were pledged as security to a bank for a term loan facility granted to the Company amounting to RM1,127 million.

The subsidiary companies are as follows:

Name of Company	Country of Incorporation	Holding in Equity 2002	2001	Principal Activities
Sabah Forest Industries Sdn Bhd	Malaysia	97.78%	97.78%	# Integrated wood-based activities and pulp and paper mill operations
SFI Paper Pte Ltd	Singapore	100%	100%	# Dormant
Sabah Pulp & Paper Mill Sdn Bhd	Malaysia	100%	100%	# Dormant
Posim Berhad	Malaysia	83.70%	83.70%	Investment holding, trading and distribution of building materials
Posim Petroleum Marketing Sdn Bhd	Malaysia	100%	100%	# Trading and distribution of petroleum products
Posim Industrial Equipment Sdn Bhd	Malaysia	100%	100%	# Trading, servicing, hiring and distribution of industrial machines and equipment
Posim Agricultural Products Sdn Bhd	Malaysia	100%	100%	# Dormant
Ototek Sdn Bhd	Malaysia	70%	70%	# Trading and distribution of lubricants, spark plugs and automotive components
Posim Petroleum Products Sdn Bhd	Malaysia	100%	100%	# Manufacturing of petroleum products
Stoller Chemical Company (M) Sdn Bhd	Malaysia	100%	100%	# Dormant
Fabulous Contour Sdn Bhd	Malaysia	100%	100%	# Dormant
SC Nominees Sdn Bhd	Malaysia	100%	100%	# Investment holding

Holding in equity by a subsidiary company.

The financial statements of all the subsidiary companies as at 30 June 2002 are not audited by Ong Boon Bah & Co.

8. GOODWILL ON CONSOLIDATION

	GROUP	
	2002 RM'000	2001 RM'000
Goodwill on consolidation	113,980	113,978
Cumulative amortisation:		
At beginning of the financial year	20,155	15,656
Amortisation during the financial year	4,499	4,499
At end of the financial year	24,654	20,155
Net	89,326	93,823

9. INVENTORIES

	GROUP	
	2002 RM'000	2001 RM'000
At cost:		
Finished goods		
- paper	20,560	33,411
- sawn timber	2,122	2,484
- plywood	563	1,861
- veneer	377	2,915
- others	1,153	1,555
Commercial timber logs	655	625
Work-in-progress		
- paper	2,587	2,896
- sawn timber	3,065	3,293
- veneer	1,533	1,975
- plywood	169	551
Raw materials	12,206	17,022
Pulp and fuel logs	15,816	19,866
Engineering spares	28,706	29,617
Fuel and lubricants	1,913	2,442
Trading merchandise	3,228	3,577
Goods-in-transit	-	2,387
Others	3,643	4,272
At net realisable value:		
Trading merchandise	71	92
Others	16	18
	98,383	130,859
Allowance for slow moving and obsolescence	(767)	(810)
	97,616	130,049

10. TRADE RECEIVABLES

	GROUP	
	2002 RM'000	2001 RM'000
Trade receivables	84,291	105,401
Allowance for doubtful debts	(4,729)	(4,302)
	79,562	101,099

11. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Other receivables	14,456	9,133	-	310
Allowance for doubtful debts	(65)	-	-	-
	14,391	9,133	-	310
Deposits and prepayments	4,274	2,335	-	122
	18,665	11,468	-	432

12. CASH AND BANK BALANCES

Included in cash and bank balances of the Group is an amount of RM58,478 (2001: RM250,924) representing cash held under Escrow Account pursuant to the Master Restructuring Agreement entered into between a subsidiary company and certain local banks. In accordance with the said agreement, utilisation of cash held under the Escrow Account is restricted to repayment of bank borrowings and payment of interest, commission, fees and other charges to the banks.

13. OTHER PAYABLES AND ACCRUALS

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Other payables	394	396	394	396
Accruals	184,238	141,384	148,310	101,916
	184,632	141,780	148,704	102,312

14. HIRE PURCHASE LIABILITIES

	GROUP	
	2002 RM'000	2001 RM'000
Hire purchase liabilities	268	395
Interest-in-suspense	(54)	(75)
	214	320

The hire purchase liabilities are repayable as follows:

Within one year	68	106
From two to five years	146	214
	214	320

The interest rates implicit in these hire purchase obligations range from 5% to 10% (2001: 5% to 17%) per annum.

15. SHORT TERM BORROWINGS

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Secured:				
Bank overdrafts	5,352	5,598	-	-
Bills payable	21,399	23,349	-	-
Revolving credit	68,165	84,821	60,465	60,465
Term loans	762,538	762,538	762,538	762,538
	857,454	876,306	823,003	823,003

The term loans of the Company are secured by a bank guarantee issued by an offshore financial institution, a third party first legal charge on landed properties worth RM697 million (2001: RM655 million) of related companies and an undertaking by the shareholders to enable the Company to meet its financial obligations. Certain quoted shares beneficially owned by related companies are also pledged against the facilities.

The other credit facilities obtained by certain subsidiary companies are secured by:

(i) a negative pledge on the assets of a subsidiary company with carrying value of RM83 million (2001: RM83 million);

(ii) corporate guarantee by two of the subsidiary companies to the extend of RM38.5 million (2001: RM38 million);

(iii) letter of awareness from the Company and the ultimate holding company;

(iv) letter of undertaking from a subsidiary company, Posim Berhad, to maintain an effective shareholding of not less than 51% of the issued share capital of its indirect subsidiary company, Sabah Forest Industries Sdn Bhd;

(v) a first fixed charge under the National Land Code 1965 and an absolute legal assignment over the freehold and long leasehold land and building of a subsidiary company with carrying value of RM7,264,000 (2001: RM7,992,000). An assignment of the sale and purchase agreements over other buildings of the said subsidiary company; and

(vi) a debenture containing a floating charge over the current asset of two subsidiary companies.

Short term borrowings carry interest rates ranging from 2.78% to 8.05% (2001: 3.20% to 8.80%) per annum.

The Company has ceased to service its principal borrowings pending the finalisation and implementation of the restructuring scheme as explained under Note 1.

16. SHARE CAPITAL

	GROUP AND COMPANY	
	2002 RM'000	2001 RM'000
Authorised:		
100,000,000 ordinary shares of RM1.00 each	100,000	100,000
Issued and fully paid:		
100,000,000 ordinary shares of RM1.00 each	100,000	100,000

17. RESERVES

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Non-distributable				
Capital reserve	275,448	284,291	-	-
Exchange reserve	(29)	(23)	-	-
	275,419	284,268	-	-
Accumulated losses	(731,874)	(648,780)	(1,196,262)	(1,063,837)
	(456,455)	(364,512)	(1,196,262)	(1,063,837)

18. DEFERRED TAXATION

	GROUP	
	2002 RM'000	2001 RM'000
Deferred taxation provided for in the financial statements:		
- timing difference in respect of excess of capital allowances over depreciation of property, plant and equipment	325	278
- others	(87)	(27)
	238	251
Deferred tax assets/(liabilities) not provided for in the financial statements:		
- timing difference in respect of unabsorbed tax losses, capital allowances and unutilised reinvestment allowances and investment tax credits	575,379	583,893
- timing difference in respect of excess of capital allowances over depreciation of property, plant and equipment	(150,904)	(155,067)
- other timing differences	264	231
Net deferred tax asset	424,739	429,057

19. REVENUE

Revenue for the Group represents dividend income, interest income and invoiced value of goods sold and services rendered to third parties, net of return and allowances.

Revenue for the Company represents dividend income and interest income.

Details of revenue of the Group and Company are as follows:

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Sales of goods	466,956	538,432	-	-
Servicing income	848	738	-	-
Hiring income	267	331	-	-
Gross dividend income from investment quoted in Malaysia	3	4	-	170
Interest income	34	47	34	47
	468,108	539,552	34	217

20. PROFIT/(LOSS) FROM OPERATIONS

Profit/(Loss) from operations is arrived at:

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
After charging:				
Auditors' remuneration:				
- current year	154	150	3	3
- prior year	-	8	-	-
Amortisation of goodwill on consolidation	4,499	4,499	-	-
Amortisation of forest concessions	10,796	10,796	-	-
Depreciation	49,968	46,211	-	-
Allowance for doubtful debts	3,975	11,677	-	-
Rental expenses on:				
- plant and machinery	1,861	3,378	-	-
- premises	958	920	-	-
Gain on foreign exchange	-	(1,120)	-	-
Allowance for slow moving and inventories obsolescence	176	242	-	-
Allowance for foreseeable loss on divestment of a subsidiary company	-	-	43,000	657,000
Loss on disposal of property plant and equipment	-	164	-	-
Inventories written down	13	220	-	-
Bad debts written off	2	260	-	-
Property, plant and equipment written off	5	-	-	-
Directors' remuneration				
- fees	371	115	-	-
And crediting:				
Interest income from:				
- related companies	47	82	23	35
- holding company	2,861	5,550	-	-
- others	959	590	11	12
Rental income	724	873	-	-
Dividend income from:				
- a quoted subsidiary company	-	-	-	170
- others	3	4	-	-
Bad debts recovered	106	10	-	-
Allowance for doubtful debts no longer required	110	774	-	-
Inventories written back	-	70	-	-
Gain on disposal of property, plant and equipment	88	-	-	-

21. FINANCE COSTS

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Interest expenses on:				
- ultimate holding company balance	37,357	42,527	37,357	42,527
- related companies balances	174	303	74	184
- subsidiary companies balances	-	-	38	40
- term loans	46,890	69,917	46,890	69,917
- revolving credit	3,246	5,433	3,247	5,433
- lease and hire purchase	21	138	-	-
- bank overdrafts	3,291	4,548	-	-
	90,979	122,866	87,606	118,101

22. TAXATION

	GROUP	
	2002 RM'000	2001 RM'000
Current year	1,698	2,400
Prior years	(19)	49
Recovery of tax deducted at source on dividend income from subsidiary company	-	(48)
Deferred taxation	(13)	1
	1,666	2,402

Taxation is provided for the Group for the financial year of 2002 and 2001 despite losses incurred mainly due to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies which for tax purposes cannot be offset with profits of other subsidiary companies within the Group. The provision also takes into account the utilisation of investment tax credits by a subsidiary company to partially set off the income that would otherwise be taxable.

23. CASH FLOW STATEMENTS

a) Adjustments for non-cash items, interests and dividend

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Depreciation	49,968	46,211	-	-
Amortisation of goodwill on consolidation	4,499	4,499	-	-
Amortisation of forest concessions	10,796	10,796	-	-
Interest expenses	90,979	122,866	87,606	118,101
Interest income	(3,867)	(6,222)	(34)	(47)
Dividend income	(3)	(4)	-	(170)
(Gain)/Loss on disposal of property, plant and equipment	(88)	164	-	-
Allowance for doubtful debts	3,975	10,903	-	-
Allowance for doubtful debts no longer required	(110)	-	-	-
Bad debt written off	2	260	-	-
Share of results in associated company	2,254	(171)	-	-
Allowance for slow moving and inventories obsolescence	176	242	-	-
Allowance for foreseeable loss on divestment of a subsidiary company	-	-	43,000	657,000
Inventories written back	-	(70)	-	-
Inventories written down	13	220	-	-
Property, plant and equipment written off	5	-	-	-
	158,599	189,694	130,572	774,884

b) Cash and cash equivalents at end of the financial year

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Cash and bank balances	22,750	23,373	4	81
Bank overdrafts	(5,352)	(5,598)	-	-
Fixed deposit with financial institutions	60,919	7,338	859	338
	78,317	25,113	863	419
Cash at bank held under Escrow Account	(58)	(251)	-	-
	78,259	24,862	863	419

24. CONTINGENT LIABILITIES

	GROUP	
	2002 RM'000	2001 RM'000
Legal claims in respect of the termination of contracts for the extraction and sale of timber - unsecured	313,300	313,300

25. SIGNIFICANT RELATED PARTY TRANSACTIONS

Related parties represent entities in which a director or a substantial shareholder of the Company or its subsidiaries or persons connected to such director or substantial shareholder has an interest, excluding those parties disclosed as related companies in the financial statements.

Significant transactions undertaken with related parties during the financial year are as follows:

	GROUP	
	2002 RM'000	2001 RM'000
a) Sales of goods to:		
Megasteel Sdn Bhd	446	424
Bright Steel Sdn Bhd	310	338

	GROUP	
	2002 RM'000	2001 RM'000
b) Purchase of goods from:		
Boustead Johan Edaran Sdn Bhd	954	1,435
Bright Steel Sdn Bhd	284	535
c) Purchase of property, plant and equipment from KMA Marketing Sdn Bhd	18	119
d) Rental expenses payable to Inverfin Sdn Bhd	371	390
e) Insurance premium payable to Affin Insurance Brokers Sdn Bhd	8,559	4,769

Megasteel Sdn Bhd and KMA Marketing Sdn Bhd are subsidiary companies of Lion Corporation Berhad, a substantial shareholder of Amsteel Corporation Berhad.

Bright Steel Sdn Bhd is a subsidiary company of Amalgamated Containers Berhad, an associated company of Amsteel Corporation Berhad.

Boustead Johan Edaran Sdn Bhd is a subsidiary company of Boustead Holdings Berhad, a company in which a substantial shareholder is also a substantial shareholder of Amsteel Corporation Berhad.

Inverfin Sdn Bhd is an associated company of Amsteel Corporation Berhad.

Affin Insurance Brokers Sdn Bhd is a subsidiary company of Affin-ACF Holdings Berhad, a company in which a substantial shareholder is also a substantial shareholder of Amsteel Corporation Berhad.

Related companies represent subsidiary companies of Amsteel Corporation Berhad.

Significant transactions undertaken with related companies during the financial year are as follow:

	GROUP	
	2002 RM'000	2001 RM'000
a) Sales of goods to:		
Amsteel Mills Sdn Bhd	1,180	1,118
Silverstone Berhad	2,186	2,582
Parkson Corporation Sdn Bhd	163	149
b) Purchase of goods from Angkasa Marketing Berhad	4,719	15,932
c) Transport service charges payable to Amsteel Mills Sdn Bhd	108	192
d) Purchase of property, plant and equipment from Lion Suzuki Marketing Sdn Bhd	-	146
e) Rental expenses payable to Lion Suzuki Motor Sdn Bhd	445	332

Amsteel Mills Sdn Bhd is a subsidiary company of Lion Land Berhad, a subsidiary of Amsteel Corporation Berhad.

Silverstone Berhad and Angkasa Marketing Berhad are subsidiary companies of Amsteel Corporation Berhad.

Parkson Corporation Sdn Bhd is a subsidiary company of Timuriang Sdn Bhd, a subsidiary of Amsteel Corporation Berhad.

Lion Suzuki Marketing Sdn Bhd and Lion Suzuki Motor Sdn Bhd are subsidiary companies of Angkasa Marketing Berhad, a subsidiary of Amsteel Corporation Berhad.

The amounts due from/to related companies, holding company and subsidiary companies which arose mainly from inter-company advances, payments on behalf and trade transactions are unsecured, interest bearing and have no fixed repayment terms.

The directors of the Group are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable than those arranged with independent third parties.

There is no significant related party transaction for the Company during the financial year.

26. CAPITAL COMMITMENTS

The Group has the following capital commitments:

	GROUP	
	2002 RM'000	2001 RM'000
Approved and contracted for:		
Purchase of property, plant and equipment	485	954
Approved but not contracted for:		
Purchase of property, plant and equipment	12,168	13,907
Plantation development expenditure	13,716	18,470
	25,884	32,377
	26,369	33,331

27. CORPORATE INFORMATION

a. The Company is a private limited company incorporated and domiciled in Malaysia.

b. Registered office and principal place of business

The registered office and principal place of business of the Company are both located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

c. Number of employees

	GROUP		COMPANY	
	2002	2001	2002	2001
Total number of employees as at the end of the financial year	2,262	2,656	-	-

d. Holding and ultimate holding company

The company is a subsidiary of Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, which is regarded by the directors as its ultimate holding company.

28. SIGNIFICANT EVENT

As reported in the previous financial statements, the transactions to be undertaken by Amsteel Corporation Berhad ("Amsteel"), the ultimate holding company of the Company and Lion Land Berhad ("LLB"), a related company, pursuant to a Group Wide Restructuring Scheme ("Proposed GWRS"), would include, inter alia, the acquisition of 100% equity interest in Posim Berhad ("Posim") by LLB (31%) and Amsteel Mills Sdn Bhd (69%), a subsidiary of LLB.

Subsequent to the aforesaid, Amsteel and LLB had on 26 March 2002 announced a revision of certain terms of the Proposed GWRS ("Revised Proposed GWRS").

Under the Revised Proposed GWRS, LLB and Amsteel Mills Sdn Bhd would now acquire 23.44% and 60.26% equity interest in Posim, respectively.

The Revised Proposed GWRS is still in progress.

INFORMATION ON LION PLAZA

1. HISTORY AND BUSINESS

Lion Plaza was incorporated in Malaysia on 14 June 1963 as Chin Brothers (Malaya) Limited. Subsequently, it changed its name to Chin Brothers (Malaya) Sdn Berhad on 15 April 1966 and to Udachin Development Sdn Bhd on 1 April 1974. It assumed its present name on 9 October 1996.

Lion Plaza is principally involved in property development. It has a piece of vacant freehold development land known as Geran 652, 59, Section 57, Town of Kuala Lumpur, District of Kuala Lumpur, Federal Territory of Kuala Lumpur which is located along Jalan Raja Chulan, Kuala Lumpur ("Lion Plaza Land") measuring 5,395.5 square metres. Its surrounding generally comprises modern multi-storey office buildings and mixed-use commercial developments as well as international hotels and shopping complexes. The Lion Plaza Land is presently used as a carpark with an annual rental income of RM0.3 million.

The open market value of the Lion Plaza Land is RM35.9 million, as assessed by C H Williams Talhar & Wong Sdn Bhd, a professional independent valuer, on 31 July 2001 using the comparison method and residual method and after adjusting for certain liabilities of RM8.6 million (which consists of non financial institution creditors who will be addressed by way of debt equity conversion) to be assumed by LLB.

The Lion Plaza Land is earmarked for divestment and further information of the freehold land held by Lion Plaza is set out in Section 6 below.

2. SHARE CAPITAL

As at 25 November 2002 the authorised share capital and issued and fully paid-up share capital of Lion Plaza are as follows:

Type	No. of shares	Par Value (RM)	Total (RM)
Authorised			
- Ordinary shares	29,999,400	1.00	29,999,400
- Preference shares	60,000	0.01	600
			30,000,000
Issued and fully paid-up			
- Ordinary shares	3,418,860	1.00	3,418,860
- Preference shares	-	-	-
			3,418,860

Details of the changes in Lion Plaza's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of Shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
14.06.1963	4,000 (O)	1.00	Subscribers' shares	4,000
06.07.1963	40,000 (O)	1.00	Cash	44,000
14.01.1971	270,000 (O)	1.00	Cash	314,000
14.01.1974	2,854,260 (O)	1.00	Bonus issue of 100 for 11	3,168,260
26.10.1987	250,000 (O)	1.00	Cash	3,418,260
29.06.1996	60,000 (P)	0.01	Cash	3,418,860
16.11.2000	(60,000) (P)	0.01	Redemption of Preference Shares at par	3,418,260
16.11.2000	600 (O)	1.00	Cash	3,418,860

Notes:

(O) Ordinary Shares
(P) Preference Shares

3. SUBSTANTIAL SHAREHOLDERS

Lion Plaza is a wholly-owned subsidiary of LLB. After the Proposed GWRS, Lion Plaza will be a wholly-owned subsidiary of ACB.

4. BOARD OF DIRECTORS

The Directors of Lion Plaza as at 25 November 2002 are as follows:

Name	Nationality
Ong Kek Seng	Malaysian
Tan Cheng Yong	Malaysian
Liew Choon Yick	Malaysian

None of the Directors has any direct or indirect shareholding in Lion Plaza. The Proposed GWRS is not expected to have any impact on the Directors' shareholding in Lion Plaza. It is also not anticipated that there will be any change to the composition of the Board of Directors of Lion Plaza upon the completion of the Proposed GWRS.

5. SUBSIDIARY AND ASSOCIATED COMPANIES

As at 25 November 2002, Lion Plaza does not have any subsidiary or associated companies.

6. INFORMATION ON THE PROPERTY OF LION PLAZA

The following information on the property of Lion Plaza has been extracted predominantly from the valuation report by CH Williams Talhar & Wong Sdn Bhd, except for the approved valuation of the property which has been obtained vide the SC's letter dated 9 July 2002.

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
1.	Lot No. 59, Geran 652, Section 57 Town of Kuala Lumpur District of Kuala Lumpur Federal Territory of Kuala Lumpur. The Property is charged to AMMB International (L) Limited.	The property comprises a parcel of development land (the "Property"). At present, the Property is being used as carpark and the surface of the land is improved with tarmac with a monthly rental of RM25,000. Net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM39.2 million.	Land area of about 6,540.52 square metres (i.e. approximately 70,401.48 square feet). The Property is a freehold land. The Property is situated along Jalan Raja Chulan, within a busy commercial area bounded by Jalan Sultan Ismail to the east, Jalan P Ramlee to the north and Jalan Bukit Bintang to the south.	The proposed development is known as Lion Plaza, a commercial development involving a proposal to develop one block of office/retail building of 33 levels comprising 5 basement levels, 13 levels of retail/car parking podium, 2 levels of entertainment space and 18 levels of office. The Property has been granted a Development Order dated 5 March 1997 for a 14-storey podium. All the necessary charges have been paid. From the Development Order Building Plan, it is noted that the plan approved by Dewan Bandaraya Kuala Lumpur ("DBKL") on 5 March 1997, lapsed on 4 March 1998. An application has been submitted to Jabatan Perancang & Kawalan Bangunan DBKL on 27 January 1999, to extend the Development Order dated 5 March 1997 and to date, the said application has not been approved. The Property is currently earmarked for divestment.	The market value as assessed by CH Williams Talhar & Wong was RM35,900,000 based on the comparison method of valuation and the residual method, subject to its title being free from encumbrances was adopted. The date of valuation was 31 July 2001. The market value as approved by the SC was RM35,900,000.

7. HISTORICAL FINANCIAL INFORMATION

The audited financial results of Lion Plaza for the five FYE 30 June and the unaudited results for the quarter ended 30 September 2002 are summarised as follows:

	<------ Audited				------>	Unaudited
FYE 30 June	**1998**	**1999**	**2000**	**2001**	**2002**	**quarter ended 30.09.02**
	RM'000	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**
Turnover	80	265	280	297	300	75
LBT	(147)	(562)	(365)	(58)	(151)	(28)
Taxation	-	13	-	-	-	-
LAT	(147)	(549)	(365)	(58)	(151)	(28)
Shareholders' funds	3,474	2,925	2,560	2,502	2,351	2,322
Total borrowings	-	-	-	-	-	-
No. of Shares in issue ('000) @	3,419	3,419	3,419	3,419	3,419	3,419
Net LPS (sen)	(4)	(16)	(11)	(2)	(4)	(3)*
Gross Dividend per						
- Preference Shares (RM)	0.81	-	-	-	-	-
- Ordinary Shares (RM)	-	-	-	-	-	-

@ *Lion Plaza's issued and paid up share capital consists of RM3.419 million Lion Plaza Shares. 60,000 preference shares of RM0.01 each were converted into ordinary shares in the FYE 30 June 2001.*

Notes:

* *Annualised.*

1. *There were no extraordinary or exceptional items in the financial years and financial period under review.*
2. *In FYE 1999, a higher turnover was recorded as compared to FYE 1998 due to the recognition of a full year car park rental income from the Lion Plaza Land as compared to only 4 months in FYE 1998 (construction of land was carried out for the first 8 months). However, a higher LBT was recorded due to the higher interest expense.*
3. *In FYE 2000, Lion Plaza recorded a lower LBT due to the lower interest expenses as compared to FYE 1999 as the amount owed by Lion Plaza to a related party was lower.*
4. *In FYE 2001, Lion Plaza recorded a lower LBT due to the lower interest expenses as well as higher interest income on related companies balances.*
5. *In FYE 2002, Lion Plaza recorded a higher LBT due to the lower interest income received from related companies.*
6. *The taxation claim in FYE 1999 was in respect of overprovision of tax in prior years.*

8. AUDITED FINANCIAL STATEMENTS OF LION PLAZA

The audited financial statements and the Auditors' Report thereon of Lion Plaza for the FYE 30 June 2002 is enclosed below (Note: the reference to the paging in the audited financial statements presented herein is exactly in the form as presented in the audited financial statements of Lion Plaza).

Company No. 5077 - V

Deloitte KassimChan (AF 0080)
Chartered Accountants
Level 19, Uptown 1
1 Jalan SS 21/58, Damansara Uptown
47400 Petaling Jaya, Malaysia

P. O. Box 10093, 50704 Kuala Lumpur
Malaysia

Tel : +60(3) 77236500, 77261833
Fax : +60(3) 77263986, 77268986
aaa@deloitte.com.my

Deloitte KassimChan

REPORT OF THE AUDITORS TO THE MEMBER OF

LION PLAZA SDN. BHD.
(Incorporated in Malaysia)

We have audited the accompanying balance sheet as of 30th June, 2002 and the related statements of income, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the abovementioned financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the state of affairs of the Company as of 30th June, 2002 and of the results and the cash flows of the Company for the year ended on that date; and

   (ii) the matters required by Section 169 of the Act to be dealt with in the financial statements; and

(Forward)

Deloitte Touche Tohmatsu

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

DELOITTE KASSIMCHAN
AF 0080
Chartered Accountants

KEK AH FONG
1880/4/04 (J)
Partner

18th October, 2002

Company No. 5077 - V

LION PLAZA SDN. BHD.
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE YEAR ENDED 30TH JUNE, 2002

	Note	2002 RM	2001 RM
Revenue		300,000	297,000
Depreciation of property, plant and equipment	8	(494)	(494)
Other operating expenses	4	(2,330)	(6,419)
Profit from operations		297,176	290,087
Finance costs	5	(480,911)	(472,402)
Income from other investments	6	32,451	124,649
Loss before tax		(151,284)	(57,666)
Income tax expense	7	-	-
Net loss for the year		(151,284)	(57,666)

The accompanying Notes form an integral part of the Financial Statements.

Company No. 5077 - V

LION PLAZA SDN. BHD.
(Incorporated in Malaysia)

BALANCE SHEET
AS OF 30TH JUNE, 2002

	Note(s)	2002 RM	2001 RM
Property, plant and equipment	8	2,335	2,829
Property development project	9 & 14	39,177,856	41,750,115
Current Assets			
Trade receivable		18,000	18,000
Other receivable, deposits and prepayments		17,025	11,178
Amount owing by other related companies	10	5,595,912	5,424,853
Short-term deposits with licensed financial institution		2,950,000	300,000
Cash at bank		117,064	185,094
		8,698,001	5,939,125
Current Liabilities			
Trade payables		31,537	31,537
Other payables, deposits and accruals	9 & 11	9,672,602	8,997,177
Amount owing to other related companies	10	10,713,024	10,747,393
Tax liabilities		969	57,198
		20,418,132	19,833,305
Net Current Liabilities		(11,720,131)	(13,894,180)
Non-Current Liability			
Amount owing to immediate holding company	10	(25,109,079)	(25,356,499)
Net Assets		2,350,981	2,502,265

(Forward)

Company No. 5077 - V

	Note	2002 RM	2001 RM
Represented By:			
Issued capital	12	3,418,860	3,418,860
Revaluation surplus - Non-distributable		43,875	43,875
Accumulated loss		(1,111,754)	(960,470)
Shareholder's Equity		2,350,981	2,502,265

The accompanying Notes form an integral part of the Financial Statements.

LION PLAZA SDN. BHD.
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30TH JUNE, 2002

	Issued capital RM	Revaluation surplus RM	Accumulated loss RM	Net RM
Balance as of 1st July, 2000	3,418,860	43,875	(902,804)	2,559,931
Issue of ordinary shares	600	-	-	600
Redemption of preference shares	(600)	-	-	(600)
Net loss for the year	-	-	(57,666)	(57,666)
Balance as of 30th June, 2001	3,418,860	43,875	(960,470)	2,502,265
Net loss for the year	-	-	(151,284)	(151,284)
Balance as of 30th June, 2002	3,418,860	43,875	(1,111,754)	2,350,981

The accompanying Notes form an integral part of the Financial Statements.

Company No. 5077 - V

LION PLAZA SDN. BHD.
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE YEAR ENDED 30TH JUNE, 2002

	Note	2002 RM	2001 RM
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES			
Loss before taxation		(151,284)	(57,666)
Adjustments for:			
Depreciation of property, plant and equipment		494	494
Interest expense		480,911	472,402
Interest income		(32,451)	(124,649)
Operating Profit Before Working Capital Changes		297,670	290,581
(Increase)/Decrease in other receivable, deposits and prepayments		(5,847)	6,870
Increase/(Decrease) in:			
Trade payables		-	(28,750)
Other payables, deposits and accruals		207,999	210,000
Cash Generated From Operations		499,822	478,701
Income tax paid		(56,229)	(27,894)
Net Cash Generated From Operating Activities		443,593	450,807
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
Increase/(Decrease) in:			
Amount owing to immediate holding company		(249,956)	128
Amount owing to other related companies		(45,318)	(49,886)
Redemption of preference shares		-	(600)
Net Cash Used In Financing Activities		(295,274)	(50,358)

(Forward)

	Note	2002 RM	2001 RM
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			
(Increase)/Decrease in:			
Property development project		2,572,259	(200,544)
Amount owing by other related companies		(162,903)	(38,980)
Interest received		24,295	10,275
Net Cash Generated From/(Used In) Investing Activities		2,433,651	(229,249)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,581,970	171,200
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		485,094	313,894
CASH AND CASH EQUIVALENTS AT END OF YEAR	13	3,067,064	485,094

The accompanying Notes form an integral part of the Financial Statements.

LION PLAZA SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL INFORMATION

The Company is a private limited company, incorporated and domiciled in Malaysia.

The Company is principally engaged in property development.

There has been no significant change in the nature of the Company's activity during the financial year.

As of 30th June, 2002 and 30th June, 2001, the Company did not have any employee.

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business of the Company is located at Level 13-14, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

2. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements of the Company have been approved by the Board of Directors for issuance on 18th October, 2002.

The financial statements of the Company have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards of the Malaysian Accounting Standards Board.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared under the historical cost convention except for land included under property development project which is stated at valuation.

Revenue

Revenue represents income from renting of land which is recognised on accrual basis.

Income Tax

The tax effects of transactions are recognised, using the liability method, when such transactions enter into the determination of net income regardless of when they are recognised for tax purposes. However, when timing differences would give rise to net deferred tax assets, the tax effects are recognised generally on actual realisation.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss.

The carrying amounts of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognised whenever the carrying amount of an item of property, plant and equipment exceeds its recoverable amount. The impairment loss is charged to the income statement.

Gains or losses arising from the disposal of an asset is determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation of property, plant and equipment is computed on the straight-line method based on the estimated useful lives of the various assets. The principal annual rates used are as follows:

Furniture and fittings	10%
Office equipment	20%
Lawn mower	20%

Recognition of Income and Costs on Property Development Project

Property development project consist of land under development, development expenditure and portion of profit attributable to development work performed todate, less applicable progress billings and allowance for foreseeable loss.

Land held for development is stated at 1974 valuation and development expenditure is stated at cost.

The directors have applied the transitional provisions of International Accounting Standard No. 16 (Revised), Property, Plant and Equipment by virtue of which a reporting enterprise which does not adopt a policy of revaluation is allowed to retain revalued amounts of property, plant and equipment on the basis of their previous revaluation (subject to continuity in depreciation policy and the requirement to write an asset down to its recoverable amount).

Interest cost incurred on the development of the property projects are capitalised and included as part of development expenditure. However, capitalisation of interest cost is suspended during extended period in which active development is interrupted.

Profit from sale of development property is recognised using percentage of completion method based on progress billings (equivalent to cost basis) on units sold.

Receivables

Trade and other receivables are stated at nominal value as reduced by the appropriate allowances for estimated irrecoverable amounts. Allowance for doubtful receivables is made based on estimates of possible losses which may arise from non-collection of certain receivable accounts.

Cash Flow Statement

The Company adopts the indirect method in the preparation of the cash flow statement.

Cash equivalents are short-term, highly liquid investments with maturities of three months or less from the date of acquisition and are readily convertible to cash with insignificant risk of changes in value.

4. OTHER OPERATING EXPENSES

Included in other operating expenses are the following:

	2002 RM	2001 RM
Audit fee - current year	3,000	5,000
- overprovision in prior year	(2,000)	-

5. FINANCE COSTS

	2002 RM	2001 RM
Interest on advances from:		
A third party (Note 9)	428,474	-
Related party (Note 9)	38,952	468,827
Other related companies	10,949	1,040
Immediate holding company	2,536	2,535
	480,911	472,402

6. INCOME FROM OTHER INVESTMENTS

	2002 RM	2001 RM
Interest income from:		
Short-term deposits with licensed financial institution	24,295	10,275
Amount owing by other related companies	8,156	114,374
	32,451	124,649

7. INCOME TAX EXPENSE

No provision for taxation is made in 2002 and 2001 as the Company utilised the current year's business loss to fully offset the non-business income which would otherwise be chargeable.

As of 30th June, 2002, the Company has estimated carryforward tax losses of about RM1,051,000 (2001: RM901,000) which is subject to agreement by the tax authorities. The related tax debit will be recognised on actual realisation.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in 2002 consist of:

	Furniture and fittings RM	Office equipment RM	Lawn mower RM	Total RM
Cost				
At beginning and end of year	26,277	9,366	1,113	36,756
Accumulated Depreciation				
At beginning of year	23,702	9,117	1,108	33,927
Charge for the year	368	123	3	494
At end of year	24,070	9,240	1,111	34,421
Net Book Value				
At beginning of year	2,575	249	5	2,829
At end of year	2,207	126	2	2,335

Included in property, plant and equipment of the Company are fully depreciated assets which are still in use, with a cost of approximately RM1,113 (2001: RM1,113).

9. PROPERTY DEVELOPMENT PROJECT

	2002 RM	2001 RM
Land – at 1974 valuation	3,168,135	3,168,135
Development expenditure – at cost	36,009,721	38,581,980
Total cost	39,177,856	41,750,115

These properties have continued to be stated at their 1974 valuation as allowed under the transitional provision of International Accounting Standard No. 16 (Revised) Property, Plant and Equipment.

As of 30th June, 2002, the land of the Company has been charged to an offshore bank as security for banking facilities granted to an associated company of the immediate holding company (Note 14).

In 1996, the Company entered into a conditional sale and purchase agreement to sell 18 levels of a proposed 33 level building to a related party. Pursuant to the terms of the said agreement, the purchaser paid the Company a refundable instalment of 10% of the total consideration amounting to RM10,999,128 in 1997.

The said sale and purchase agreement was mutually terminated in 1998 and the Company has repaid the refundable instalment partially with the remaining balance as of 30th June, 2002 amounting to RM5,499,128 (2001: RM5,499,128). The said outstanding amount bears interest at 2% above the base lending rate from 1st January 1999 till date of full settlement and is included in other payables, deposits and accruals. As of 30th June, 2002, the accrued interest amounted to RM1,760,425 (2001: RM1,292,999).

With effect from August 2001, the said related party ceased to be a related party to the Company.

As of 30th June, 2002, the principal and interest outstanding have been included as part of the proposed groupwide restructuring scheme of the immediate holding company.

10. HOLDING COMPANIES AND RELATED COMPANY TRANSACTIONS

The immediate holding company is Lion Land Berhad. The directors regard Amsteel Corporation Berhad as the ultimate holding company. Both the companies are incorporated in Malaysia.

The amount owing to immediate holding company represents mainly payments made on behalf of the Company. This amount bears interest at 0.01% (2001: 0.01%) per annum and has no fixed repayment terms. In the opinion of the directors, this amount is not expected to be repaid within the next financial year. Accordingly, this amount has been shown under non-current liability.

The amount owing to/by other related companies represents payments made on behalf. The amount owing to/by certain other related companies bear interest at rates ranging from 0.01% to 9% (2001: 0.01% to 2.2%) per annum whilst the rest are interest-free (2001: interest-free). These amounts have no fixed repayment terms.

The amount owing by other related companies comprise the following:

	2002 RM	2001 RM
Outstanding amounts	5,600,330	5,424,853
Interest in suspense	(4,418)	-
Net	5,595,912	5,424,853

In view of the ongoing restructuring scheme undertaken by the ultimate holding company, the recognition of interest income has been suspended from January 2002.

11. OTHER PAYABLES, DEPOSITS AND ACCRUALS

Included in other payables, deposits and accruals is an amount of RM1,837,267 (2001: RM1,837,267) owing to a company in which certain directors of the immediate holding company are also directors of the company. This amount arose from interest-free advances given to the Company with no fixed repayment terms.

12. SHARE CAPITAL

	2002 RM	2001 RM
Authorised:		
Ordinary shares of RM1 each	29,999,400	29,999,400
Preference shares of RM0.01 each	600	600
Total	30,000,000	30,000,000
Issued and fully paid:		
Ordinary shares of RM1 each		
At beginning of year	3,418,860	3,418,260
Issued during the year	-	600
At end of year	3,418,860	3,418,860
Preference shares of RM0.01 each		
At beginning of year	-	600
Redeemed during the year	-	(600)
At end of year	-	-
Total	3,418,860	3,418,860

As approved by the shareholders at the Extraordinary General Meeting held on 16th November 2000, the Company had, during the previous financial year, issued 600 ordinary shares of RM1 each at par through capitalisation of amount owing to the immediate holding company for the purposes of redeeming 60,000 redeemable preference shares at RM0.01 each at part in the share capital of the Company. The issued and fully paid up share capital of the Company remains at RM3,418,860.

The new ordinary shares issued during the previous financial year rank pari passu in all respects with the then existing ordinary shares at the Company.

The preference shares of the Company carry the following features:

(a) The preference shares shall carry the right to preference dividend (non-cumulative), which shall not be less than RM0.01 per preference share and shall not exceed RM100.00 per preference share per annum in priority to ordinary shares;

(b) The preference shares shall rank both as regards to dividend and return of capital in priority to the ordinary shares in the Company;

(c) The preference shares shall not confer any right of voting at any general meeting of the Company nor receipt of any notices of meetings of the Company; and

(d) The preference shares shall be redeemed at par by the Company by the payment of RM0.01 for every preference share at any time at the option of the Company.

13. CASH AND CASH EQUIVALENTS

	2002 RM	2001 RM
Short-term deposits with licensed financial institution	2,950,000	300,000
Cash at bank	117,064	185,094
	3,067,064	485,094

14. CONTINGENT LIABILITY

The Company is contingently liable in respect of a third party fixed charge over the land included in property development project (Note 9) in favour of an offshore bank as security for banking facilities granted to an associated company of the immediate holding company.

Company No. 5077 - V

LION PLAZA SDN. BHD.
(Incorporated in Malaysia)

STATEMENT BY DIRECTORS

The directors of **LION PLAZA SDN. BHD.** state that, in their opinion, the accompanying balance sheet and the related statements of income, cash flows and changes in equity are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Company as of 30th June, 2002 and of the results of the business and the cash flows of the Company for the year ended on that date.

Signed in accordance with
a resolution of the Directors,

ONG KEK SENG

TAN CHENG YONG

Kuala Lumpur,
18th October, 2002

DECLARATION BY THE OFFICER PRIMARILY RESPONSIBLE FOR THE FINANCIAL MANAGEMENT OF THE COMPANY

I, **GOH GEOK POEY**, the Officer primarily responsible for the financial management of **LION PLAZA SDN. BHD.**, do solemnly and sincerely declare that the accompanying balance sheet and the related statements of income, cash flows and changes in equity are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

GOH GEOK POEY

Subscribed and solemnly declared by the abovenamed **GOH GEOK POEY** at **KUALA LUMPUR** in the Federal Territory on the 18th day of October, 2002.

Before me,

COMMISSIONER FOR OATHS

PESURUHJAYA SUMPAH
W-217
P. SETHURAMAN
MALAYSIA

39, Leboh Ampang,
50100 Kuala Lumpur.

VALUATION LETTER ON THE PROPERTY OF LION PLAZA


WTW
INTERNATIONAL

C H Williams Talhar & Wong

C H Williams Talhar & Wong Sdn Bhd (18149-U)
Juruukur Berkanun / Chartered Surveyors
Perunding Harta Antarabangsa / International Property Consultants

32nd Floor, Menara Tun Razak
Jalan Raja Laut
P O Box 12157
50768 Kuala Lumpur
Malaysia
Tel : 03-2693 8888
Fax : 03-2693 6565
E-mail: wtw@wtw.po.my
Website: www.wtw.com.my

PRIVATE AND CONFIDENTIAL

Our Ref : 9475/01/BOB

Date : 6 January 2003

The Board of Directors
Lion Land Berhad
Menara Citibank
Level 14, 165 Jalan Ampang
50450 Kuala Lumpur

Dear Sirs

VALUATION OF
LOT NO. 59, SECTION 57
TOWN OF KUALA LUMPUR
DISTRICT OF KUALA LUMPUR
FEDERAL TERRITORY OF KUALA LUMPUR

This letter has been prepared for inclusion in the Circular and Independent Advice Letter to the Shareholders of Lion Land Berhad.

We received an instruction from Lion Land Berhad to value the above-mentioned property for the purpose of submission to the Securities Commission, Malaysia .

We have inspected the property on 17th August 2001 and as instructed the material date of valuation is 31st July 2001.

The basis of the valuation is the market value of the subject property. The market value is the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

Page 2
Our Ref : 9475/01/BOB/wk

Brief description of the subject property is as follows: -

Property held as investment/for future development

Property (Title Details, Address)	Description, age and Tenure	Market Value
Lot No. : 59, Section 57 Town of Kuala Lumpur District of Kuala Lumpur Federal Territory of Kuala Lumpur Title No. : Geran 652 Address : Along Jalan Raja Chulan, Kuala Lumpur Registered Owner : Lion Plaza Sdn Bhd Category of Land Use : Building Tenure : Term in perpetuity Express Condition : Tanah ini hendaklah digunakan untuk bangunan perdagangan sahaja. Restriction In Interest : -	The property is a parcel of vacant development land located along Jalan Raja Chulan. Site The site, an intermediate lot, is rectangular in shape with a surveyed land area of 6,540.518 square metres. The site commands dual frontages of about 65 metres to Jalan Raja Chulan and Jalan Tengah on the south and north respectively with a n average depth of about 100 metres. The land is generally flat and lies about level with Jalan Raja Chulan but at slightly below the level of Jalan Tengah. The site is presently used as a carpark. The surface of the land is improved with tarmac. Based on 'Progress Report 6' of the 'Proposed Foundation, Piling, Earthwork, Basement Retaining Walls and Basement Structural Works for Lion Plaza' prepared by the contractor, Geopancar Sdn Bhd, vide Ref. No. C.P. No. 3 dated 21st January 1998, we note that the land has been improved with retaining walls. Vide the latest Certificate of Payment dated 21st January 1998 issued and certified by the consultant, Teo A. Khing Design Consultant Sdn Bhd, the total value of work done inclusive of 3% management fees stand at RM6,560,089/-	RM35,900,000/-

The valuation has been prepared in accordance with the requirements as set out in the Guidelines on Asset Valuations for Submission to the Securities Commission, Malaysia and the Malaysian Valuation Standards issued by the Board of Valuers, Appraisers and Estate Agents, Malaysia.

We have valued the property as mentioned above by the Comparison Method and Residual Method of Valuation vide our Valuation Report under Reference No. 9475/01/BOB/wk dated 22nd August 2001.

In our opinion, the market value of the subject property as at 31st July 2001 free from all encumbrances is RM35,900,000/- (Ringgit Malaysia : Thirty Five Million and Nine Hundred Thousand Only).

Yours faithfully
for and on behalf of
C H Williams Talhar & Wong Sdn Bhd

CHONG PAH AUNG
BSc (Estate Management) FRICS FISM
Chartered Valuation Surveyor & Registered Valuer (V-153)

CONSOLIDATED (LOSS)/PROFIT FORECAST OF LLB FOR THE FYE 30 JUNE 2003 TOGETHER WITH THE REPORTING ACCOUNTANTS' LETTER THEREON

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
(AF 1146)
Chartered Accountants
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 (3) 2693 1077
Facsimile +60 (3) 2693 0997

The Board of Directors
Lion Land Berhad
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

27 December 2002

PwC/CMF/maz/1006J

LION LAND BERHAD
CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003

Dear Sirs,

1 We have reviewed the accounting policies and calculations for the consolidated (loss)/profit forecast of Lion Land Berhad ('LLB') Group, for which the Directors are solely responsible, for the financial year ending 30 June 2003, as set out in the attached Appendix. The consolidated (loss)/profit forecast has been prepared for the purpose of inclusion in the Circular to Shareholders of LLB to be dated 9 January 2003 in connection with the proposals ('the Proposals') described in paragraph 1 in the attached Appendix.

2 In our opinion, the consolidated (loss)/profit forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis of the assumptions made by the Directors as set out in the attached Appendix, and is presented on a basis consistent with the accounting policies normally adopted by LLB Group, including the adoption of the new applicable Malaysian Accounting Standards Board ('MASB') standard as described in page 1 of the attached Appendix.

The Board of Directors
Lion Land Berhad
PwC/CMF/maz/1006J
Circular to Shareholders

3 Without qualifying our opinion, we draw attention to the following:

(i) The consolidated (loss)/profit forecast includes the effect of the proposed divestments by LLB Group of certain assets as set out in paragraph 3.1 in the attached Appendix. The actual disposal price and timing of divestments may differ from those forecast because events and circumstances frequently do not occur as expected, and the differences may be material. Consequently, the ultimate effects of the proposed divestments on the forecast results cannot be determined presently;

(ii) Paragraph 3.3 in the attached Appendix, which explains the financial position of LLB Group and the plans of the Directors to implement a scheme involving the restructuring of LLB Group's debts and rationalisation of LLB Group structure. The validity of preparing the consolidated (loss)/profit forecast on the going concern basis depends upon the successful implementation of these restructuring plans; and

(iii) Paragraph 3.15 in the attached Appendix which states that the Directors have assumed that the fair values of the separable identifiable assets and liabilities of Posim Berhad ('Posim') and Chocolate Products (Malaysia) Berhad ('CPB') approximate their respective book carrying values. Had a valuation been carried out, the fair values may differ from the book carrying values and the difference may be material. Consequently, the ultimate effects of the proposed acquisition of Posim and CPB on the forecast results, including the amortisation of the reserve on consolidation, cannot be determined presently.

Yours faithfully,

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

THAYAPARAN A/L S. SANGARAPILLAI
(No. 2085/09/04 (J))
Partner of the firm

(2)



LION LAND BERHAD (415-D)

A Member of The Lion Group

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON

The Directors of Lion Land Berhad ('LLB') forecast that, in the absence of unforeseen circumstances, the consolidated (loss)/profit forecast after taxation and after minority interests of LLB and its subsidiary and associated companies ('LLB Group') for the financial year ending 30 June 2003, before and after the effects of proposals ('the Proposals') described in paragraph (1) below, will be as follows:

	RM'million
Before the effects of the Proposals	(89)
After the effects of the Proposals	74

Included in the consolidated (loss)/profit after taxation and after minority interests is the effect of the adoption of a new applicable Malaysian Accounting Standards Board ('MASB') standard, MASB 25: Accounting for Income Taxes. The effect of the change in accounting policy on the consolidated (loss)/profit after taxation and after minority interests is as follows:

	RM'million
Before the effects of the Proposals	
• Increase in consolidated loss after taxation and after minority interests	2
After the effects of the Proposals	
• Decrease in consolidated profit after taxation and after minority interests	2

The following gains/(losses) have been included in the consolidated (loss)/profit forecast after the effects of the Proposals:

		RM'million
(i)	Principal amount waiver of amounts payable to	
	• Financial institution debts	111
	• Inter-PLC Debts[1]	19
(ii)	Amortisation of reserve on acquisitions pursuant to the Proposals	16
(iii)	Restructuring costs	(7)
(iv)	Interest expenses on LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts	(43)
(v)	Interest income on AMB and ACB bonds	14
(vi)	Interest saving from the Proposals	45

The consolidated (loss)/profit forecast of LLB Group has been prepared based on the Directors' assessment of the present economic and operating conditions and a number of best estimate assumptions regarding future events and actions which at the date the forecast was prepared, the Directors expect to occur, but which may or may not take place.

[1] Inter-PLC Debts refer to debts within the Lion Group which comprises the Lion Corporation Berhad ('LCB') Group, LLB Group, Angkasa Marketing Berhad ('AMB') Group and Amsteel Corporation Berhad ('ACB') Group collectively.

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

LION LAND BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON

A forecast, by its nature, is subject to uncertainties and unexpected events, many of which may be outside the control of the Group and its Directors. Also, events and circumstances often do not occur as anticipated, and therefore actual results are likely to differ from the forecast, and the differences may be material. Accordingly, the Directors cannot and do not guarantee the achievement of the forecast.

The principal bases and assumptions upon which LLB Group's (loss)/profit forecast has been prepared are set out below:

1 The Proposals

The Proposals involve the following transactions which are inter-conditional and form an integral part of an overall scheme comprising various proposed corporate and debt restructuring exercises for the Lion Group (Group Wide Restructuring Scheme or 'GWRS') and will be completed on 7 February 2003:

1.1 It is proposed that LLB implements a capital reconstruction exercise involving a capital reduction of RM0.25 in each existing issued and fully paid-up ordinary share of RM1.00 each in LLB and thereafter a capital consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each.

1.2 It is proposed that LLB and Amsteel Mills Sdn Bhd ('AMSB'), a subsidiary of LLB, acquire 83.70% equity interest in Posim Berhad ('Posim'), to be held by LLB and AMSB in the proportion of 28% and 72% respectively, for a purchase consideration of RM499.42 million (or approximately RM2.94 per Posim share) from Avenel Sdn Bhd ('Avenel'), a subsidiary company of ACB (RM603.22 million after taking into account the Cash Yield Adjustment[2]), to be satisfied by netting off Inter-PLC Debts owing by the ACB and its subsidiary and associated companies ('ACB Group') to the LLB Group ('Proposed Acquisition of Posim').

It is the intention of the LLB Group to retain the listing status of Posim on the Second Board of the Kuala Lumpur Stock Exchange ('KLSE'). If necessary, LLB will enter into arrangements with financial institutions, merchant bankers and/or stockbrokers who will undertake to place out an appropriate number of Posim Shares to comply with the 25% public shareholding spread requirements to ensure the continued listing of Posim.

The purchase consideration takes into consideration the discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd ('SFI'), a subsidiary of Posim, for a period of 11 years ending 30 June 2011, plus a terminal value totalling RM511.01 million (after netting off SFI's unaudited outstanding debts as at 31 July 2001 of RM20.27 million), both discounted at 14.3% (based on a willing buyer-willing seller basis) and the unaudited estimated value of Posim's residual assets (excluding SFI's assets) of RM97.00 million as at 30 June 2001 (after taking into account the principal amount to be waived by the Posim Group for the amount owing by the ACB Group to the Posim Group of RM11 million).

[2] Cash Yield Adjustment

The amount of the balance(s) of the Inter-PLC Debts owing to LLB Group which are deemed settled via netting off against the purchase considerations payable by LLB Group.

LION LAND BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON

1.3 It is proposed that LLB and AMSB acquire 59.47% equity interest in Chocolate Products (Malaysia) Berhad ('CPB') from the ACB Group, in the proportion of 28% and 72% respectively, for a purchase consideration of RM201.50 million (RM243.38 million after taking into account the Cash Yield Adjustment), to be satisfied by netting off Inter-PLC Debts owing by the ACB Group to the LLB Group ('Proposed Acquisition of CPB').

The purchase consideration of RM201.50 million for the 59.47% equity interest in CPB represents a discount of approximately 40% to the estimated consolidated net tangible assets of CPB as at 31 December 2001 after taking into account the principal amount to be waived by CPB for the amount owing by the ACB Group and the LLB Group to the CPB Group of RM9 million.

1.4 It is proposed that LLB disposes its entire 25% equity interest in Avenel to ACB and pays ACB RM122.05 million (RM147.41 million after taking into account the Cash Yield Adjustment), to be satisfied by netting off Inter-PLC Debts owing by the ACB Group to the LLB Group ('Proposed Divestment of Avenel').

The RM122.05 million represents LLB's 25% share of Avenel's estimated unaudited net liabilities as at 31 December 2001 after restating Avenel's cost of investment in Posim which is based on a discounted cash flow valuation of the future cash flows of SFI and net value of Posim's residual assets as at 31 December 2001 of RM488.18 million.

1.5 It is proposed that LLB divests its entire equity interest in Lion Plaza Sdn Bhd ('Lion Plaza') comprising 3,418,860 ordinary shares of RM1.00 each to Akurjaya Sdn Bhd ('Akurjaya'), a subsidiary of ACB for a consideration of RM35.66 million, to be satisfied by an upfront cash payment of RM0.76 million and an issuance of RM34.90 million in value of ACB Ringgit Denominated Bonds ('ACB Bonds') together with 1.48 million detachable new ACB shares as equity-kicker shares credited as fully paid-up to LLB ('Proposed Divestment of Lion Plaza').

The purchase consideration of RM35.66 million represents approximately the proforma unaudited net tangible assets of Lion Plaza as at 30 June 2001 after taking into account, inter-alia, the open market value of the property held by Lion Plaza as at 31 July 2001 and adjustments for certain liabilities to be assumed by LLB.

LION LAND BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003
TOGETHER WITH THE ASSUMPTIONS THEREON

1.6 It is proposed that the principal amount of debts owing by the LLB Group to be waived will be as follows:

	RM'million
Financial institutions debts	111.79
Inter-PLC Debts	19.00
	130.79

1.7 LLB shall settle its Inter-PLC Debts as follows:

(a) Settlement with the ACB Group

	RM'million
Consideration payable by the LLB Group to the ACB Group:	
To Avenel for the Proposed Acquisition of Posim	603.22
To ACB Group for the Proposed Acquisition of CPB	243.38
To ACB for Proposed Divestment of Avenel	147.41
To ACB for the settlement of acquisition of Antara Steel Mills Sdn Bhd ('Antara') on LLB Group's behalf	130.72
Total consideration payable by the LLB Group (A)	1,124.73
Outstanding Inter-PLC Debts owing by the ACB Group to the LLB Group:	
Owing by the ACB Group to the LLB Group	1,211.00
Owing by the ACB Group to the Posim Group (which will be part of the restructured LLB Group)	92.00
Inter-PLC Debts owing by the ACB Group (B)	1,303.00
Difference between (B) and (A)	178.27
New balance owing by the ACB Group to the LLB Group arising from the Proposed Divestment of Lion Plaza by LLB	35.66

LION LAND BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003
TOGETHER WITH THE ASSUMPTIONS THEREON

Following the above, it is proposed that LLB and AMSB receive in aggregate RM0.44 million upfront cash payment, RM32.93 million ACB Bonds together with 1.78 million detachable new ACB shares as equity-kicker shares credited as fully paid-up and RM144.90 million in value of new ACB shares in settlement of Inter-PLC Debts owing by the ACB Group to the LLB Group of RM178.27 million.

It is proposed that LLB receives RM0.76 million upfront cash payment and RM34.90 million ACB Bonds together with 1.48 million detachable new ACB shares as equity-kicker shares credited as fully paid-up from ACB pursuant from the Proposed Divestment of Lion Plaza for RM35.66 million.

(b) Settlement with the AMB Group

It is proposed that AMSB receives RM5.79 million upfront cash payment, RM114.81 million in value of new AMB Bonds together with 4.65 million detachable new AMB shares as equity-kicker shares credited as fully paid-up and RM13.40 million in value of a combination of 1% Redeemable Cumulative Convertible Preference Shares of RM0.01 each ('RCCPS') and new AMB shares for the settlement of RM134 million owing by the AMB Group to the LLB Group.

(c) Settlement with the CPB Group

It is proposed that the LLB Group pays RM0.01 million upfront cash payment and issues RM21.99 million in value of new LLB Bonds together with 0.79 million detachable new LLB shares as equity-kicker shares credited as fully paid-up for settlement of RM22.00 million owing by the LLB Group to the CPB Group.

(d) Settlement with the LCB Group

It is proposed that LLB Group issues RM131.00 million in value of new LLB shares to the LCB Group for settlement of RM131.00 million owing by the LLB Group to the LCB Group.

1.8 Total value of debts proposed for settlement under the GWRS is as detailed below:

	RM'million
Financial institutions debts (after the effects of the Proposals)	528.66
Inter-PLC Debts (after the effects of the Proposals)	153.00
Non financial institutions debts	88.62
	770.28

LION LAND BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON

The above debts will be settled in the following manner:

	Upfront cash payment	Amount converted into LLB shares	Amount converted into LLB Bonds	Amount converted into LLB-SPV Consolidated and Rescheduled Debts		Total Adjusted Applicable Debts
	RM'million	RM'million	RM'million	USD'million	RM'million (or equivalent)	RM'million
Class A	0.56	-	85.40	-	-	85.96
Class B	31.51	131.00	270.51	42.81	162.68	595.70
	32.07	131.00	355.91	42.81	162.68	681.66
Non financial institutions debts	-	88.62	-	-	-	88.62
	32.07	219.62	355.91	42.81	162.68	770.28

Proposed Redemption/Repayment Tenure

The LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts are redeemable/repayable in annual instalments, and their proposed redemption/repayment tenure, is summarised below:

Secured LLB Scheme Creditors	Unsecured LLB Scheme Creditors
Class A	Class B
1-2 years	1-9 years

The LLB Bonds and LLB-SPV[3] Consolidated and Rescheduled Debts were previously targeted to be issued on 1 January 2002, and accordingly, up-front cash payment totalling RM32.07 million ('Year Zero Payment') was previously targeted to be paid to the LLB Scheme Creditors (excluding the LLB Group non financial institutions creditors) on 1 January 2002 as well. However, in view of the unforeseen delay of the implementation of the Proposed LLB Scheme which is expected to be sanctioned by the High Court on 7 February 2003, LLB proposes to pay interest on the Year Zero Payment for the period commencing on 1 January 2002 up to the issue date calculated based on the cash yield to maturity ('YTM') of the relevant instruments without compounding ('Year 0 Interest').

[3] LLB Harta (L) Limited, a Labuan incorporated special purpose company which is wholly-owned by LLB Group, whose debts are proposed to be addressed under GWRS.

LION LAND BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON

Proposed 'YTM'

The proposed cash YTMs and the number of free LLB shares to be issued as equity-kicker for each class of LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts, are set out below:

Category	Instrument	Cash YTM	Equity-kicker enhancement to YTM		All-in YTM
			Kicker YTM	No. of LLB shares issued as equity-kicker	
Class A	LLB Bonds	6.00%	0.75%	Approximately RM1,230 LLB shares at the assumed value of RM1.00 per LLB share would be attached to each RM100,000 of Adjusted Applicable Debts.	6.75%
Class B	LLB Bonds	5.75%	0.85%	Approximately RM3,601 LLB shares at the assumed value of RM1.00 per LLB share would be attached to each RM100,000 of Adjusted Applicable Debts.	6.60%
Class B	LLB-SPV Consolidated and Rescheduled Debts	5.00%	0.85%	Approximately USD1,794 to USD3,540 LLB shares at the assumed value of RM1.00 per LLB share would be attached to each USD100,000 of Adjusted Applicable Debts.	5.85%

2 For accounting consideration, it is assumed that the above Proposed Divestment of Avenel referred to in paragraph 1.4, occurs only after the Proposed Acquisition of Posim and Proposed Acquisition of CPB respectively, referred to in paragraphs 1.2 and 1.3.

LION LAND BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON

3 General assumptions

3.1 There will be no material acquisition or disposal of assets or material changes in the present LLB Group structure, except for the transactions forming part of the Proposals and the following divestment transactions:

Assets to be divested by:	Forecast net proceeds from divestments RM'million	Forecast loss on divestments RM'million
Existing LLB Group (Before and After the effects of the Proposals)		
Investments	2.5	(0.3)
Subsidiaries to be acquired (After the effects of the Proposals)		
Investments and landed properties	30.0	-

3.2 The proceeds from the proposed disposals forming part of the Proposals and other forecast divestments in paragraph 3.1 above will be utilised as follows:

		RM'million
Before the Proposals		
(i)	Payment to Group Unsecured Lenders	2
After the Proposals		
(i)	Payment to Group Secured Lenders	22
(ii)	Payment to Group Unsecured Lenders	38
(iii)	Restructuring costs	19

LION LAND BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON

3.3 LLB Group incurred a loss after taxation and minority interests of RM192 million during the financial year ended 30 June 2002. At that date, current liabilities of LLB Group exceeded current assets by RM1,210 million. LLB Group has not serviced some of its principal borrowings. Certain principal bankers have frozen or withdrawn existing credit facilities of LLB Group.

The Directors have approved a revised GWRS which will involve the restructuring of LLB Group's debts and rationalisation of the Group structure. The implementation of the GWRS is pending the approval from shareholders of the respective companies and their subsidiary companies in the Lion Group and other relevant authorities.

In addition, a subsidiary company is undertaking a scheme of arrangement with its creditors. The proposed scheme is pending sanction of the High Court of Malaya and approval from other relevant authorities.

The Directors are of the opinion that the restructuring scheme referred to above will be successfully implemented and the subsidiary company will be able to obtain extended repayment schedules on existing borrowings from their bankers. Accordingly, the Directors consider that it is appropriate to prepare the (loss)/profit forecast of LLB Group on a going concern basis. The (loss)/profit forecast does not include any adjustments relating to the recoverability and classification of recorded assets amounts or to amounts and classification of liabilities that may be necessary if LLB Group is unable to continue as a going concern.

3.4 The economic condition in Malaysia and the People's Republic of China ('PRC') during the forecast year is expected to improve. However, in the event of significant changes in the Malaysian economy in the future as a result of adverse global economic development, the operations of LLB Group will be affected accordingly.

3.5 There will be no significant changes in the present legislation or government regulations in Malaysia and PRC affecting the activities of LLB Group or the markets in which it operates.

3.6 There will be no significant changes to the present income tax legislation in Malaysia and PRC. Income tax for the forecast year is provided for at the prevailing tax rate except where there is sufficient unutilised tax losses, unabsorbed capital allowances, reinvestment allowances and investment tax credits to offset against taxable income.

3.7 The rate of inflation in Malaysia and PRC will not vary significantly from the current level.

3.8 Other than inflationary increases, there will be no significant increase in raw materials, labour, wages and other costs.

3.9 There will be no major breakdown or disruption in manufacturing facilities, industrial disputes or other abnormal factors, both domestic and overseas, which will adversely affect the activities of LLB Group.

LION LAND BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON

3.10 Existing financing facilities other than those forming part of the debt restructuring scheme will remain available at rates approximating those currently available. LLB Group will also be able to obtain additional financing facilities at interest rates approximating those currently available to LLB Group.

3.11 There will be no significant changes to the existing principal activities, operating and accounting policies of LLB Group, other than the proposed divestments mentioned in paragraph 3.1 above and the new MASB Standard as described in page 1 of the appendix.

3.12 There will be no significant changes in the existing key personnel and management of LLB Group that will adversely affect the marketing capability and level of activities of LLB Group.

3.13 Transactions and balances in US Dollar ('US$') and Renminbi ('RMB') will be converted into Ringgit Malaysia ('RM') at the conversion rate of US$1.00 to RM3.80 and RMB1.00 to RM0.45 respectively. In addition, no significant fluctuations in other major foreign currency exchange rates against RM from the prevailing rates are expected.

3.14 All sales are assumed to be collected and no allowance for doubtful debts are necessary.

3.15 In respect of the proposed acquisition of Posim and CPB referred to in paragraphs 1.2 and 1.3 above, the Directors have considered the requirements of MASB Standard No: 21 (Business Combinations) and the impact on the consolidated (loss)/profit forecast.

The Directors have assumed that the fair values of the separable identifiable assets and liabilities of Posim and CPB approximate their respective book carrying values, giving rise to the reserve on consolidation of RM930 million. A valuation of the said assets and liabilities of Posim and CPB will be commissioned to ascertain the fair value of these net assets upon implementation of the proposed acquisitions.

LION LAND BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON

4 Assumptions specific to companies in the steel industry

4.1 The forecast sales and related costs are based on estimates by the Directors of AMSB after taking into consideration the present conditions of selling prices and related costs of AMSB.

4.2 The new plant in Banting ('Amsteel II') comprises a rolling mill and a melt shop. The rolling mill is completed and commenced commercial production in July 2002. The melt shop will be completed after the forecast year. Depreciation charge will be calculated accordingly upon commencement of commercial production.

4.3 Protection of the steel industry by way of tariffs and import restrictions is continued throughout the forecast period.

4.4 There will be no significant fluctuation in the ratio of billets produced which will be consumed internally for the manufacturing of steel bars and wire rods and sold to external parties.

4.5 There will be no significant fluctuation in the prices of finished products for both local and export sales.

4.6 There will be no significant fluctuation in the prices of raw materials, consumables, energy and utilities.

4.7 There will be no shortage in the supply of raw materials and consumables throughout the forecast period.

4.8 Yield factors for the production of hot briquetted iron, billets, wire rods and steel bars are expected to remain unchanged and achievable throughout the forecast period.

4.9 Production capacities are based on current capacities of the existing mills in Klang, Labuan and Pasir Gudang and the expected capacities of the new rolling mill of Amsteel II.

4.10 The implementation of Agreement on the Common Effective Preferential Tariff Scheme for the ASEAN Free Trade Area ('AFTA') will not have a material impact on the sales of AMSB.

LION LAND BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON

5 Assumptions specific to companies in the timber industry

5.1 Replanting costs will be incurred as forecast.

5.2 The average pricing and volume of product lines assumed in SFI's forecast profit after taxation of RM35 million will be as follows :

	Average Pricing	Volume
Paper	RM 2,280/MT	120,000 MT
Sawn timber	RM 1,070/M^3	45,000 M^3
Plywood	RM 900/M^3	12,000 M^3
Veneer	RM 800/M^3	36,000 M^3

There will be no significant fluctuation in the prices of paper.

5.3 Logging licence (logging coups) will be renewable upon maturity.

5.4 There will be no significant changes in Government policies towards purported labour forces and export sales for paper, sawn timber, plywood and veneer.

5.5 The existing deferred shares issued by SFI will not be redeemed during the forecast financial year under review.

5.6 There will be no major changes in Malaysia's neighbouring countries' policies in logging activities and the import/export of paper, sawn timber, plywood and veneer.

5.7 There will be no major changes in the method of extracting timber and forest management scheme.

5.8 There will be no abnormal weather condition and forest fire to affect the logging and replanting activities.

5.9 There will be no expansion programmes for the existing plant and no plan to venture into other downstream activities.

5.10 Sales of logs to external parties, which consist mainly of excess logs, will be minimal.

5.11 The Directors of SFI are of the opinion that there are no legal merits to the legal claims by a third party relating to the termination of contracts for the extraction and sales of timber to the extent of RM313 million and therefore, have not factored it in the forecast. It is assumed that these contingent liabilities will not materialise in the forecast financial year.

LION LAND BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003
TOGETHER WITH THE ASSUMPTIONS THEREON

On behalf of the Board,

....	....
Director	Director
Datuk Cheng Yong Kim	Cheng Yong Liang

Date: 27 DEC 2002

1006J/maz

PROFORMA CONSOLIDATED BALANCE SHEETS OF LLB AS AT 30 JUNE 2002 TOGETHER WITH THE AUDITORS' LETTER THEREON

Deloitte KassimChan (AF 0080)
Chartered Accountants
Level 19, Uptown 1
1 Jalan SS 21/58, Damansara Uptown
47400 Petaling Jaya, Malaysia

P. O. Box 10093, 50704 Kuala Lumpur
Malaysia

Tel : +60(3) 77236500, 77261833
Fax : +60(3) 77263986, 77268986
aaa@deloitte.com.my

Deloitte KassimChan

6 January 2003

The Board of Directors
Lion Land Berhad
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

Dear Sirs,

LION LAND BERHAD ("LLB")
PROFORMA CONSOLIDATED BALANCE SHEETS AS OF 30 JUNE 2002

We have reviewed the Proforma Consolidated Balance Sheets of Lion Land Berhad and its subsidiary companies as of 30 June 2002, together with the notes thereto, for which the Directors are solely responsible, as set out in the accompanying statement for inclusion in the circular to shareholders of LLB in connection with the Proposed Group Wide Restructuring Scheme of Lion Group.

In our opinion, the abovementioned Proforma Consolidated Balance Sheets, which are provided for illustrative purposes only, have been properly prepared on the basis set out in the Notes to the Proforma Consolidated Balance Sheets.

Yours very truly,

DELOITTE KASSIMCHAN
AF 0080
Chartered Accountants

KEK AH FONG
1880/4/04 (J)
Partner

Deloitte Touche Tohmatsu

PROFORMA CONSOLIDATED BALANCE SHEETS
AS OF 30 JUNE 2002

The Proforma Consolidated Balance Sheets of Lion Land Berhad have been prepared for illustrative purposes only and are based on the audited consolidated balance sheet of Lion Land Berhad as of 30 June 2002.

		← PROFORMA					→
		(I)	(II)	(III)	(IV)	(V)	(VI)
			After Proposed Corporate Restructuring Exercise				
	AUDITED As of 30.6.2002 RM'000	After Acquisition of Antara RM'000	After Proposed Capital Re-construction for LLB RM'000	After Proposed Acquisitions and Divestments RM'000	After Proposed Settlement of Inter-PLC Debts RM'000	After Proposed Debt Restructuring Exercise RM'000	After Proposed Divestment Programme RM'000
PROPERTY, PLANT AND EQUIPMENT	1,262,264	1,380,494	1,380,494	2,832,520	2,832,520	2,832,520	2,684,988
INVESTMENT PROPERTIES	189,000	189,000	189,000	558,991	558,991	558,991	369,991
FOREST CONCESSIONS	-	-	-	333,320	333,320	333,320	333,320
PLANTATION DEVELOPMENT EXPENDITURE	-	-	-	127,583	127,583	127,583	127,583
PROPERTY DEVELOPMENT PROJECTS – non-current Portion	153,162	153,162	153,162	98,522	98,522	98,522	59,764
INVESTMENT IN ASSOCIATED COMPANIES	60,327	60,327	60,327	116,750	116,750	116,750	69,332
OTHER INVESTMENTS *	81,981	81,981	81,981	82,213	447,143	447,143	368,784
EXPENDITURE CARRIED FORWARD	20,536	20,536	20,536	57,418	57,418	69,218	57,798
GOODWILL	170,295	170,295	170,295	376,840	376,840	376,840	376,840
NET CURRENT LIABILITIES	(1,210,133)	(1,328,363)	(1,328,363)	(1,869,669)	(2,079,769)	(1,398,727)	(940,163)
	727,432	727,432	727,432	2,714,488	2,869,318	3,562,160	3,508,237
SHARE CAPITAL	593,380	593,380	445,035	445,035	576,035	681,553	681,553
SHARE PREMIUM	515,190	515,190	515,190	515,190	515,190	515,190	515,190
OTHER RESERVES	(464,927)	(464,927)	(316,582)	595,056	614,821	730,381	699,429
SHAREHOLDERS' EQUITY	643,643	643,643	643,643	1,555,281	1,706,046	1,927,124	1,896,172
MINORITY INTERESTS	25,399	25,399	25,399	848,630	848,695	848,695	825,724
BONDS *	-	-	-	-	-	321,870	321,870
CONSOLIDATED AND RESCHEDULED DEBTS *	-	-	-	-	-	189,894	189,894
LONG TERM LOANS	43,230	43,230	43,230	286,980	286,980	246,980	246,980
OTHER LONG TERM LIABILITIES	15,160	15,160	15,160	23,597	27,597	27,597	27,597
	727,432	727,432	727,432	2,714,488	2,869,318	3,562,160	3,508,237
NET TANGIBLE ASSETS	452,812	452,812	452,812	1,121,023	1,271,788	1,481,066	1,461,534
NET TANGIBLE ASSETS PER SHARE (RM)	0.76	0.76	1.02	2.52	2.21	2.17	2.14

* The above amounts are inclusive of up-front cash payments

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEETS

1. Basis of Preparation

1.1 Audited Consolidated Balance Sheet

The audited consolidated balance sheet of Lion Land Berhad ("LLB") Group is extracted from the audited financial statements of LLB for financial year ended 30 June 2002 reported on without qualification by Deloitte KassimChan.

1.2 Proforma Consolidated Balance Sheets

The proforma consolidated balance sheets are presented for illustrative purposes only and have been prepared after incorporating the following:

Proforma I

Proforma I incorporates the acquisition of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara").

LLB Group acquires 100% equity interest in Antara from Johor Corporation ("JCorp") for a total consideration of RM108.23 million. The consideration payable by the LLB Group shall be satisfied by netting off the inter company balances between Amsteel Corporation Berhad ("ACB") Group and the LLB Group of RM130.72 million resulting in a waiver of inter company balances with the ACB Group amounting to RM22.49 million ("Acquisition of Antara").

Proforma II

Proforma II incorporates the effects of Proforma I and a proposed capital reconstruction exercise involving a capital reduction of LLB's existing issued and fully paid-up capital by cancellation of 25 sen of the par value of each existing ordinary share of RM1.00 each and thereafter a capital consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each ("Proposed Capital Reconstruction for LLB"). The reduction will give rise to a credit of RM148.35 million which will be utilised to decrease LLB's accumulated losses.

Proforma III

Proforma III incorporates the effects of Proforma II and the proposed acquisitions and divestments under the proposed corporate restructuring exercise. The said exercise shall be carried out in the following manner:

(a) LLB disposes of its entire 25% equity interest in Avenel Sdn Bhd ("Avenel") to ACB for a consideration of RM122.05 million. The consideration payable shall be settled by netting off inter company balances of RM147.41 million resulting in a waiver of inter company balances with the ACB Group amounting to RM25.36 million ("Proposed Divestment of Avenel").

(b) LLB disposes of its wholly owned subsidiary company, Lion Plaza Sdn Bhd to the ACB Group for a total consideration of RM35.66 million ("Proposed Divestment of Lion Plaza").

(c) LLB Group acquires 83.70% equity interest in Posim Berhad ("Posim") from Avenel for a consideration of RM499.42 million. The consideration payable shall be settled by netting off inter company balances of RM603.22 million resulting in a waiver of inter company balances with the ACB Group amounting to RM103.80 million ("Proposed Acquisition of Posim").

(d) LLB Group acquires 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") from the ACB Group for a total consideration of RM201.50 million to be satisfied by netting off inter company balances of RM243.38 million resulting in a waiver of inter company balances with the ACB Group amounting to RM41.88 million ("Proposed Acquisition of CPB").

The considerations for (a) to (d) above would be netted off against any inter company balances between the ACB Group and the LLB Group as indicated in Proforma IV.

Proforma IV

Proforma IV incorporates the effects of Proforma III and the proposed settlement of inter company borrowings and the recovery of the Group's advances under the proposed corporate restructuring exercise.

(a) Settlement with the ACB Group

Consideration payable by the LLB Group		RM'million
To Avenel for the Proposed Acquisition of Posim (Proforma III (c))		603.22
To the ACB Group for the Proposed Acquisition of CPB (Proforma III (d))		243.38
To ACB for the Proposed Divestment of Avenel (Proforma III (a))		147.41
To the ACB Group for settlement of the Acquisition of Antara (Proforma I)		130.72
Total consideration payable by the LLB Group	(A)	1,124.73
Inter company balances owing by the ACB Group		
Owing by the ACB Group to the LLB Group (Existing debts)		1,211.00
Owing by the ACB Group to the LLB Group for the Proposed Divestment of Lion Plaza (Porforma III (b))		35.66
Owing by the ACB Group to the Posim Group (Part of the restructured LLB Group – Existing debts)		92.00
Total inter company balances owing by the ACB Group	(B)	1,338.66

For the difference of RM213.93 million between items (A) and (B) above, the LLB Group will receive RM69.03 million of cash payment and ACB Bonds together with 3.26 million detachable new ACB shares as equity-kicker shares credited as fully paid-up and 144.90 million new ACB shares valued at RM144.90 million (based on an issue price of RM1.00 per ACB share) totalling RM213.93 million.

(b) Settlement with the AMB Group

The LLB Group will receive RM120.60 million of cash payment and Angkasa Marketing Berhad ("AMB") Bonds together with 4.65 million detachable new AMB shares as equity-kicker shares credited as fully paid-up and RM13.40 million in value of a combination of Redeemable Cumulative Convertible Preference Shares and new AMB shares for settlement of the net balance of existing inter company debts owing by the AMB Group of RM134.00 million.

(c) Settlement with the CPB Group
LLB would issue cash payment and LLB Bonds totalling RM22.00 million together with 0.79 million detachable new LLB shares as equity-kicker shares credited as fully paid-up to CPB for settlement of inter company debts owing to the CPB Group of RM22.00 million.

(d) Settlement with the LCB Group
LLB would issue 131.00 million new LLB shares (based on an issue price of RM1.00 per LLB share) to the Lion Corporation Berhad ("LCB") Group for settlement of inter company debts owing to the LCB Group of RM131.00 million.

The above inter company balances are derived after taking into account the waiver of debts of RM205.39 million.

Proforma V

Proforma V incorporates the effects of Proforma IV and the proposed restructuring of the Group's external borrowings as follows:

(a) The LLB Scheme Creditors (excluding the LLB Group Non-Financial Institution ("Non-FI") Creditors) totalling RM334.58 million and USD51.07 million (net of debts waiver of RM121.61 million) would be swapped for cash payment and LLB Bonds totalling RM334.58 million and cash payment and LLB-SPV Consolidated and Rescheduled Debts totalling USD51.07 million respectively.

The LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts would have the following number of free detachable new LLB shares at an issue price of RM1.00 per LLB share:

	Number of LLB shares issued (million)
LLB Bonds	12.71
LLB-SPV Consolidated and Rescheduled Debts	4.19
	16.90

(b) The LLB Non-FI Creditors of RM88.62 million shall be settled by issuance of 88.62 million new LLB shares at an issue price of RM1.00 per LLB share.

Proforma VI

Proforma VI incorporates the effects of Proforma V and the proposed divestments of LLB Group's certain assets and investments as per LLB Group's Divestment Programme ("Proposed Divestment Programme") as follows:

	Forecasted gross disposal price RM'million
(1) Subsidiary Companies	36.09
(2) Associated Companies	49.00
(3) Land and Buildings	338.69
(4) Other Investments	99.22
	523.00

1.3 The proforma consolidated balance sheets are also prepared based on the proforma consolidated balance sheets of CPB and Posim based on the audited financial statements of the said companies for the financial year ended 30 June 2002 reported on without qualification by the auditors of these companies. The Directors have assumed that the fair values of the separable identifiable assets and liabilities of these companies approximate their respective book carrying values.

1.4 The proforma consolidated balance sheet of CPB included in the Proforma Consolidated Balance Sheets of Lion Land Berhad as of 30 June 2002 is reviewed by another firm of auditors who have accordingly rendered their report thereon to the directors of CPB.

1.5 The proforma consolidated balance sheets have been presented on a basis consistent with the accounting policies normally adopted in the preparation of the statutory financial statements.

2. **Share Capital**

	RM'000
As per LLB's audited financial statements as of 30 June 2002	593,380
Proposed Capital Reconstruction for LLB of 148,345,009 LLB shares	(148,345)
As shown in **Proforma II**	445,035
Issue of 131.00 million LLB shares in connection with settlement of inter company debts with the LCB Group as indicated in Proforma IV(d)	131,000
As shown in **Proforma IV**	576,035
Issue of 16.90 million LLB shares in connection with issuance of LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts as indicated in Proforma V(a)	16,896
Issue of 88.62 million LLB shares in connection with settlement of the LLB Group Non-FI Creditors as indicated in Proforma V(b)	88,622
As shown in **Proforma V & VI**	681,553

3. **Other Reserves**

		RM'000
As per LLB's audited financial statements as of 30 June 2002		(464,927)
Waiver of inter company balances with the ACB Group arising from the Acquisition of Antara as indicated in Proforma I		(22,490)
Reversal of allowance/provision made in financial years 2001 and 2002	*	22,490
As shown in **Proforma I**		(464,927)
Impact on the Proposed Capital Reconstruction for LLB		148,345
As shown in **Proforma II**		(316,582)
Impact on the Proposed Divestment of Avenel as indicated in Proforma III(a)		(147,410)
Loss on the Proposed Divestment of Lion Plaza as indicated in Proforma III(b)		(16,837)
Reserve on consolidation arising from the Proposed Acquisition of Posim as indicated in Proforma III(c)		809,029
Waiver of inter company balances with the ACB Group arising from the Proposed Acquisition of Posim as indicated in Proforma III(c)		(103,800)
Reserve on consolidation arising from the Proposed Acquisition of CPB as indicated in Proforma III(d)		102,646
Waiver of inter company balances with the ACB Group arising from the Proposed Acquisition of CPB as indicated in Proforma III(d)		(41,880)
Reversal of allowance/provision made in financial years 2001 and 2002	*	309,890
As shown in **Proforma III**		595,056
Impact on waiver of debts in respect of inter company balances as indicated in Proforma IV		(205,389)
Reversal of allowance/provision made in financial years 2001 and 2002	*	224,590
Additional reserve on consolidation due to reversal of over allowance made on waiver of debts by the Posim Group and CPB Group		564
As shown in **Proforma IV**		614,821
Impact on waiver of debts in respect of external borrowings as indicated in Proforma V(a)		121,610
Restructuring cost in relation to Proposed Group Wide Restructuring Scheme		(6,050)
As shown in **Proforma V**		730,381
Impact on the Proposed Divestment Programme		(30,952)
As shown in **Proforma VI**		699,429

* *Allowance for doubtful receivables and provision for loss in value of investments amounting to RM557.0 million have been made in the financial statements for the financial years ended 30 June 2001 (RM403.7 million) and 2002 (RM153.3 million).*

4. **Bonds**

	RM'000
As per LLB's audited financial statements as of 30 June 2002	-
Issue of RM334.58 million LLB Bonds in connection with the settlement of debts owing by the LLB Group to the LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors) as indicated in Proforma V(a)	334,580
Discount on LLB Bonds via issue of 12.71 million LLB shares as equity-kickers as indicated in Proforma V(a)	(12,710)
As shown in **Proforma V & VI**	321,870

5. **Consolidated and Rescheduled Debts**

	RM'000
As per LLB's audited financial statements as of 30 June 2002	-
Issue of USD51.07 million LLB-SPV Consolidated and Rescheduled Debts in connection with the settlement of debts owing by the LLB Group to the LLB Scheme Creditors (excluding the LLB Group Non-FI Creditors) as indicated in Proforma V(a)	194,080
Discount on LLB-SPV Consolidated and Rescheduled Debts via issue of 4.19 million LLB shares as equity-kickers as indicated in Proforma V(a)	(4,186)
As shown in **Proforma V & VI**	189,894

On behalf of the Board of Directors
LION LAND BERHAD

Datuk Cheng Yong Kim
Managing Director

Cheng Yong Liang
Director

06 JAN 2003

BASES OF ESTIMATION OF RECOVERY RATES

The classification of LLB Group FI Lenders and LLB Group Inter-PLC Creditors as secured creditors or unsecured creditors is based upon a review of loan documentation in relation to the LLB Group FI Lenders and LLB Group Inter-PLC Creditors' position by Raslan Loong in consultation with the management of the LLB Group. In this regard, LLB Group FI Lenders and LLB Group Inter-PLC Creditors with charges within the meaning of the Cos Act or arising under common law or equity, are treated as secured creditors. Other LLB Group FI Lenders and LLB Group Inter-PLC Creditors are treated as unsecured with full recovery or, less than full recovery based on the estimated rate of recovery as reviewed by PwC in June/July 1999.

Prior to the announcement of the Proposed GWRS on 5 July 2000, LLB had issued an IM to the LLB Group FI Lenders to obtain their feedback on the key debt restructuring principles (including the applicable security coverage and recovery rates of the LLB Group FI Lenders). Whilst changes in the operating conditions and changes in the market price of LLB Shares subsequent to the announcement in July 2000 have necessitated certain revisions to be made to the Proposed LLB Scheme (which was announced on 8 October 2001 and 26 March 2002), your Board proposes to apply the same applicable security coverage and recovery rates as initially determined in June/July 1999, so as to minimise the revisions to the key parameters of the debt restructuring upon which negotiations with the core LLB Group FI Lenders and KPMG (the Independent Financial Adviser to the LLB Group FI Lenders) were premised upon as encapsulated in the Proposed GWRS announced in July 2000.

Two broad bases of estimation of recovery rates have been applied.

These are:

Going concern basis

For LLB Scheme Companies where there were entity debt restructuring proposals already provided to lenders at the time of roll-out of the Proposed GWRS, the recovery rates were estimated on a going concern basis, in accordance with the terms of the respective debt restructuring proposals.

The LLB Scheme Company to which this basis applies is:

- Lion Klang Parade Bhd

Liquidation basis

For the other Scheme Companies without debt restructuring proposals already in place at the time of roll-out of the Proposed GWRS, the recovery rates were estimated on a liquidation basis.

The LLB Scheme Companies to which this basis applies are:

- LLB
- JOPP Builders Sdn Bhd
- Lion Biotech Pte Ltd
- LLB Suria Sdn Bhd

The key assumptions and basis that have been adopted by your Board in determining the estimated rate of recovery are as follows:

a) the estimated recovery rates have been calculated based on the realisation of assets within the LLB Group;

b) the unaudited financial position as at 31 December 1998 have been used to estimate the estimated recovery rates for the LLB Group except for AMSB where the unaudited financial position as at 30 November 1998 was used;

c) all proceeds from the sale of assets will, first, be utilised to repay the lenders of the company which are secured upon the asset. Any surplus will then be utilised to repay unsecured lenders and creditors of that particular company on a pari passu basis;

d) any surplus after (c) above will then flow up to the LLB level; and

e) any lenders of LLB's subsidiaries which are not repaid/repaid fully from the sale of their assets will then claim against LLB under the corporate guarantee/standby letter of credit provided to them, if any.

DETAILS OF THE LLB GROUP FI LENDERS AS AT 31 DECEMBER 2001

Amount outstanding for each entity addressed and classification for each facility in respect of each entity addressed as at 31 December 2001

	Name of Company	Name of Financial Institution	RM/USD	Type of Facility	Outstanding Principal Amount (RM million)	Principal Waived (RM million)	Further Sum (RM million)	Adjusted Applicable Debt (RM million)	Security Coverage (times)	Status	Recovery Rate (%)
1	JOPP Builders Sdn Bhd	AmBank Berhad (formerly under the account of Arab Malaysian Bank Berhad)	RM	RC	53.46	10.64	0.00	42.81	-	Unsecured	100%
2	JOPP Builders Sdn Bhd	Danaharta Managers Sdn Bhd	RM	OD	1.92	0.27	0.00	1.65	-	Unsecured	100%
3	Lion Biotech Pte Ltd	Royal Bank of Canada (Asia) Ltd	USD	TL*	79.43	6.12	25.45	47.85	-	Unsecured	100%
4	Lion Klang Parade Bhd	Pengurusan Danaharta Nasional Berhad	RM	TL	81.28	0.00	8.05	73.23	2.09	Secured	100%
5	Lion Klang Parade Bhd	Pengurusan Danaharta Nasional Berhad	RM	RC	12.73	0.00	0.00	12.73	2.34	Secured	100%
6	Lion Land Berhad	Commerce Internatonal Merchant Bankers Bhd	RM	RC	6.50	1.21	0.00	5.29	-	Unsecured	100%
7	Lion Land Berhad	EON Bank Bhd (formerly under the account of Oriental Bank Bhd)	RM	SBLC claimed	20.36	4.31	2.26	13.80	-	Unsecured	100%
8	Lion Land Berhad	Pengurusan Danaharta Nasional Berhad	RM	RC	26.68	6.68	0.00	20.00	-	Unsecured	100%
9	Lion Land Berhad	Affin Merchant Bank Berhad (formerly under the account of Perwira Affin Merchant Bank Bhd)	RM	RC	39.02	6.83	0.00	32.19	-	Unsecured	100%
10	Lion Land Berhad	RHB Sakura Merchant Bankers Bhd	RM	RC	6.53	1.22	0.00	5.31	-	Unsecured	100%
11	Lion Land Berhad	RHB Sakura Merchant Bankers Bhd	RM	TL*	135.81	28.56	0.00	107.25	-	Unsecured	100%
12	Lion Land Berhad	Westdeutsche Landesbank Girozentrale, S'pore (formerly under the account of The Sanwa Bank, Labuan)	USD	TL	49.89	9.95	0.00	39.94	-	Unsecured	100%
13	Lion Land Berhad	Standard Chartered Bank Bhd	RM	OD	1.24	0.27	0.00	0.97	-	Unsecured	100%
14	Lion Land Berhad (Huangshi Heilen Pharmaceutical Co Ltd)	OCBC Bank (M) Bhd	RM	SBLC	22.65	3.29	0.00	19.35	-	Unsecured	100%
15	LLB Suria Sdn Bhd	JP Morgan Chase Bank, Labuan (formerly under the account of Chase Manhattan Bank (M) Bhd, Labuan)	USD	TL	138.73	32.44	0.00	106.29	-	Unsecured	100%
					676.21	**111.79**	**35.76**	**528.66**			

DETAILS OF THE LLB GROUP FI LENDERS AS AT 31 DECEMBER 2001

Name of Company	Name of Financial Institution	RM/USD	Type of Facility	Outstanding Principal Amount (RM million)	Principal Waived (RM million)	Further Sum (RM million)	Adjusted Applicable Debt (RM million)	Status	Recovery Rate (%)
Lion Biotech Pte Ltd	Royal Bank of Canada (Asia) Ltd	USD	TL*					Unsecured	100%
	Participants:								
	Bayerische Landesbank Gifozentrale, S'pore			22.06	1.70	7.06	13.30		
	Rothschild & Sons (S) Ltd			22.06	1.70	7.06	13.30		
	Royal Bank of Canada (Asia) Ltd			35.30	2.72	11.33	21.25		
				79.43	6.12	25.45	47.85		
Lion Land Berhad	RHB Sakura Merchant Bankers Bhd	RM	TL*					Unsecured	100%
	Participants:								
	AmBank Bhd (formerly under the account of Arab Malaysian Bank Bhd)			20.43	4.39	0.00	16.04		
	Southern Bank Berhad (formerly under the account of Ban Hin Lee Bank Bhd)			6.81	1.47	0.00	5.34		
	HSBC Bank (M) Bhd			27.26	5.87	0.00	21.39		
	EON Bank Bhd (formerly under the account of Oriental Bank Bhd)			27.35	5.89	0.00	21.46		
	Southern Investment Bank Berhad (formerly under the account of Perdana Merchant Bankers Bhd)			13.47	2.69	0.00	10.78		
	RHB Bank Bhd			13.65	2.92	0.00	10.73		
	RHB Sakura Merchant Bankers Bhd			26.80	5.29	0.00	21.51		
				135.77	28.52	0.00	107.25		

Notes:

RC	Revolving credit
OD	Overdraft
TL	Term Loan
SBLC	Standby letter of credit

DETAILS OF THE LLB GROUP NON-FI CREDITORS PROJECTED UP TO 15 MARCH 2003

Details of the LLB Group Non-FI Creditors projected up to 15 March 2003

No.	Name of Scheme Companies	No. of Creditors	RM
1	Lion Plaza	3	7,556,956.13
2	Lion Courts Sdn Bhd	7	565,514.97
3	Lion Klang Parade Bhd	3	500,877.77
4	JOPP Builders Sdn Bhd	102	79,996,805.89
	Total		88,620,154.76

Details of the Non-FI Creditors of Lion Plaza projected up to 15 March 2003

No.	Name of Creditors
1	Baharuddin Ali & Low Sdn
2	Minconsult Sdn Bhd
3	Allianz General Insurance Malaysia Berhad

Details of the Non-FI Creditors of Lion Courts Sdn Bhd projected up to 15 March 2003

No.	Name of Creditors
1	Baharuddin Ali & Low Sdn
2	Minconsult Sdn Bhd
3	Guthrie Furniture Sdn Bhd
4	Akitek TAC Sdn Bhd
5	Zakaria-Lee & Partners
6	Tudor Engineering Consultants Sdn Bhd
7	Berakan Jurutera Perunding Sdn Bhd

Details of the Non-FI Creditors of Lion Klang Parade Bhd projected up to 15 March 2003

No.	Name of Creditors
1	Kumpulan Senireka Sdn Bhd
2	Tahir Wong Sdn Bhd
3	CY Tay Perunding Sdn Bhd

Details of the Non-FI Creditors of JOPP Builders Sdn Bhd projected up to 15 March 2003

No.	Name of Creditors
1	AA Multiple Enterprise Sdn Bhd
2	Age Tech Sdn Bhd
3	Ambuild Sdn Bhd
4	JAKS Sdn Bhd
5	Ang Yoke Lian Construction Sdn Bhd
6	Anira Sdn Bhd
7	Aqua Tech Pools Sdn Bhd
8	Asal Construction Sdn Bhd
9	Asia Roofing Industries Sdn Bhd
10	Associated M & E Engineering Sdn Bhd
11	AYS Metal Products & Engineering Sdn Bhd
12	Bescorp Piling Sdn Bhd
13	Best-Lindeteves Waste Systems Sdn Bhd
14	Best Tiling & Construction (B'worth) Sdn Bhd
15	Bina Bersatu Engineering Sdn Bhd

DETAILS OF THE LLB GROUP NON-FI CREDITORS PROJECTED UP TO 15 MARCH 2003

No.	Name of Creditors
16	Bond Electrical (KL) Sdn Bhd
17	Bright Steel Sdn Bhd
18	Carrier (M) Sdn Bhd
19	Chop Hua Choon
20	CTA Realty Sdn Bhd
21	Desajuta Industries Sdn Bhd
22	Econ Resources Sdn Bhd
23	ED Lamb Construction Sdn Bhd
24	Fimatic Engineering Sdn Bhd
25	Gainvest Builders (M) Sdn Bhd
26	Geopancar Sdn Bhd
27	Glastech (M) Sdn Bhd
28	GP Construction Sdn Bhd
29	Hanswee Construction Sdn Bhd
30	Haw Ah Bee Construction Sdn Bhd
31	Hexatech Sdn Bhd
32	HL Golf & Turf Equipment Sdn Bhd
33	Hong Enterprise
34	Hoover Tiling Contracts Sdn Bhd
35	Jasatera Berhad
36	Jiklee Sdn Bhd
37	Josu Engineering Construction Sdn Bhd
38	Bumi Sains Sdn Bhd
39	Commutech Engineering Sdn Bhd
40	Crib Block (M) Sdn Bhd
41	CV Electric Sdn Bhd
42	Petoskey Sdn Bhd
43	Kejuruteraan Keluli Kilat Juara Sdn Bhd
44	Kejuruteraan Trolka Sdn Bhd
45	Kenneison Brothers Construction Sdn Bhd
46	Kepak Hijau Engineering Construction Sdn Bhd
47	Kinta Sejati Sdn Bhd
48	PLB-KH Bina Sdn Bhd
49	Kumpulan Kerjaya Sdn Bhd
50	Ladang Dahan Setia Sdn Bhd
51	L & E Electrical Sdn Bhd
52	Landplus
53	Leng Woh Iron Works Sdn Bhd
54	Hudsco Hardware (M) Sdn Bhd
55	LPI Aluminium Sdn Bhd
56	LPI Marketing Services Sdn Bhd
57	M-Fold Development Sdn Bhd
58	Mancon Bhd
59	Mayang Jati (M) Sdn Bhd
60	Mega Air-Conditioning Sdn Bhd
61	Menang Engineering Sdn Bhd
62	Menta Construction Sdn Bhd
63	Nam Fatt Corporation Bhd
64	Pacific Air-Conditioning (PJ) Sdn Bhd
65	Patsifit Construction Sdn Bhd
66	Pembinaan Chin Tatt Sdn Bhd
67	Pembinaan Hup Tai Sdn Bhd
68	Pembinaan JBBS Sdn Bhd
69	Pembinaan Mitrajaya Sdn Bhd
70	Pembinaan Saswara Sdn Bhd
71	Peninsular Furniture Sdn Bhd

DETAILS OF THE LLB GROUP NON-FI CREDITORS PROJECTED UP TO 15 MARCH 2003

No.	Name of Creditors
72	Perkhidmatan Megah Sdn Bhd
73	Pernas Otis Elevator Co. Sdn Bhd
74	Polytek Wearnes Engineering Sdn Bhd
75	Poolspec Engineering Sdn Bhd
76	Precept Construction Sdn Bhd
77	PSE Projects Sdn Bhd
78	Pumpen Environmental Sdn Bhd
79	Pusat Letrik Dian Fatt
80	Rank Plus Sdn Bhd
81	Regal Accord Sdn Bhd
82	Rolform Sdn Bhd
83	Ryoden (M) Sdn Bhd
84	Semangat Segar Sdn Bhd
85	Sam Shan Brothers Construction (M) Sdn Bhd
86	Waicon Sdn Bhd
87	Sumpiles (M) Sdn Bhd
88	Syarikat Golden Bright Sdn Bhd
89	Syarikat Letrik Chen Guan Sdn Bhd
90	Syarikat Chong Lek Engineering Works
91	Sykt Letrik Winlite Sdn Bhd
92	Tan Que Heng Construction
93	Teguh Kaya Sdn Bhd
94	TC Air-Conditioning Sdn Bhd
95	Toong Fong Industrial Co.
96	Transwater Engineering Sdn Bhd
97	Tridun Engineers (M) Sdn Bhd
98	United Earthwork Sdn Bhd
99	W S Enterprise
100	Wah Seong Engineering Sdn Bhd
101	Wing Wah Signcrafts Company
102	Wong Huat Construction Co.

DETAILS OF INTER-PLC DEBTS AS AT 31 DECEMBER 2001

		Outstanding Principal Amount as at 31.12.2001 RM 'million	Principal Waived RM 'million	Further Sum RM 'million	Adjusted Applicable Debt RM 'million
ACB Group					
Due to:	LLB Group (Note 1)	1,421	(210)	-	1,211
	CPB Group	19	(2)	-	17
	Posim Group	106	(14)	-	92
	AMB Group	221	(39)	-	182
	Silverstone Group	47	(7)	-	40
		1,814	(272)	-	1,542
LLB Group					
Due to:	CPB Group (Note 2)	26	(4)	-	22
	LCB Group (Note 3)	146	(15)	-	131
		172	(19)	-	153
AMB Group					
Due to:	LLB Group (Note 4)	206	(25)	(45)	136
CPB Group					
Due to:	AMB Group	4	1	-	3
	LCB Group	1	-	-	1
		5	1	-	4
Posim Group					
Due to:	AMB Group	2	-	-	2
LCB Group					
Due to:	ACB Group	65	(2)	(49)	14
	AMB Group	9	(1)	-	8
		74	(3)	(49)	22

Further breakdown of the net Inter-PLC Debts owing to/from the LLB Scheme Companies is set out below:

Note 1

Net Inter-PLC Debts owing from/(to) the ACB Group	Outstanding Principal Amount as at 31.12.2001 RM '000
- ACB	1,358,272
- Hy-Line Berhad	17
- Harbour Home Sdn Bhd	45
- Shanghai Lion Asia Investment Consulting Co Ltd	6,698
- Serbadagang Holdings Sdn Bhd	1,819
- Parkson Venture Pte Ltd	17,576
- Visionwell Sdn Bhd	1,098
- Natvest Parkson Sdn Bhd	1,866
- Lion Seremban Parade Sdn Bhd	(3,166)
- Parkson Corporation Sdn Bhd	(16)
- AKR	22,683
- Andalas Development Sdn Bhd	14,246
- Henrietta Rubber Estate Limited	113
- Lion Mutiara Parade Sdn Bhd	64
- Lion Ipoh Parade Sdn Bhd	25,096
- Araprop Development Sdn Bhd	(10,483)
- Bandar Akademia Sdn Bhd	97
- Optima Jaya Sdn Bhd	559

DETAILS OF INTER-PLC DEBTS AS AT 31 DECEMBER 2001

Net Inter-PLC Debts owing from/(to) the ACB Group	Outstanding Principal Amount as at 31.12.2001 RM '000
- Akurjaya	(3,493)
- Sukhthai Food Sdn Bhd	10,756
- Mastrama Sdn Bhd	678
- Lion Asia Investment Pte Ltd	(14,009)
- Shanghai Ninesea Parkson Plaza Co Ltd	(1,075)
- The Lenggeng Rubber Company Limited	54
- Bandar Akademia Corporation Sdn Bhd	37
- Chembong Malay Rubber Company (1920) Limited	39
- Shanghai Lion Food Industry Co Ltd	(810)
- Xian Lucky King Parkson Plaza Co Ltd	1,836
- Dalian Tianhe Parkson Shopping Center Co Ltd	(1,974)
- Lion Tooling Sdn Bhd	(1,622)
- Lion Metal Industries Sdn Bhd	(2,855)
- Avenel	(510)
- Bungawang Sdn Bhd	(13)
- Shanghai Parkson Decorations Industry Co Ltd	(1,223)
- Angkasa Marketing (Singapore) Pte Ltd	(735)
- Qingdao Dawson Investment Co Ltd	(505)
	1,421,160

Note 2

Net Inter-PLC Debts owing from/(to) the CPB Group	Outstanding Principal Amount as at 31.12.2001 RM'000
- CPB	(26,473)
- Lion Subang Parade Sdn Bhd	(436)
- Lion Mahkota Parade Sdn Bhd	(45)
	(26,954)

Note 3

Net Inter-PLC Debts owing from/(to) the LCB Group	Outstanding Principal Amount as at 31.12.2001 RM'000
- Lion Rubber Works Sdn Bhd	30
- Lion Construction & Engineering Sdn Bhd	(19,056)
- Megasteel	(117,000)
- Lion Sankyu Tekko Sdn Bhd	(9,834)
	(145,860)

Note 4

Net Inter-PLC Debts owing from/(to) the AMB Group	Outstanding Principal Amount as at 31.12.2001 RM'000
- AMB	210,510
- Wuhan Fortune Motor Co Ltd	3,997
- Lion Suzuki Motor Sdn Bhd	(1,892)
- Willet Investment Pte Ltd	(6,694)
	205,921

REDEMPTION/ REPAYMENT PROFILE OF THE LLB BONDS AND LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS AND SUMMARY OF CASH FLOW SOURCES

Repayment Summary - By Class
LLB Ringgit Lenders

	TOTAL	Payment Date	Issue Date	Dec-02	Dec-03
Class A - Secured Lenders	6.00%				
Outstanding balance (RM'mil)	85.96				
Up front cash payment (RM'mil)			0.56		
Up front cash payment per RM100,000 of debt (RM)			653.39		
Redemption of Bonds - NPV (RM'mil)				19.90	65.50
Redemption of Bonds per RM100,000 of debt - NPV (RM)				23,145.62	76,200.99
Total repayment amount - NPV (RM'mil)	85.96	2	0.56	19.90	65.50
Cumulative total repayment amount -NPV (RM'mil)		Years	0.56	20.46	85.96
Principal repayment per RM100,000 of debt - NPV (RM)	100,000.00		653.39	23,145.62	76,200.99
Cumulative principal repayment per RM100,000 of debt - NPV (RM)			653.39	23,799.01	100,000.00
Cumulative percentage			0.65%	23.80%	100.00%
Value of YTM make up per RM100,000 of debt (RM)			1,229.56		

REDEMPTION/ REPAYMENT PROFILE OF THE LLB BONDS AND LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS AND SUMMARY OF CASH FLOW SOURCES

Tabular summary of debt settlement by class of LLB Scheme Creditors

Repayment Summary - By Class
LLB Ringgit Lenders

	TOTAL	Payment Date	Issue Date	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10
Class B - Unsecured Lenders > 100% recovery	6.76%											
Outstanding balance (RM'mil)	248.62											
Up front cash payment (RM'mil)			0.10									
Up front cash payment per RM100,000 of debt (RM)			42.01									
Redemption of Bonds - NPV (RM'mil)				3.71	56.51	28.14	6.71	107.49	6.04	6.36	4.61	28.94
Redemption of Bonds per RM100,000 of debt - NPV (RM)				1,491.77	22,731.02	11,319.63	2,697.47	43,233.85	2,428.64	2,557.74	1,855.91	11,641.96
Total repayment amount - NPV (RM'mil)	248.62	9	0.10	3.71	56.51	28.14	6.71	107.49	6.04	6.36	4.61	28.94
Cumulative total repayment amount -NPV (RM'mil)		Years	0.10	3.81	60.33	88.47	95.18	202.66	208.70	215.06	219.68	248.62
Principal repayment per RM100,000 of debt - NPV (RM)	100,000.00		42.01	1,491.77	22,731.02	11,319.63	2,697.47	43,233.85	2,428.64	2,557.74	1,855.91	11,641.96
Cumulative principal repayment per RM100,000 of debt - NPV (RM)			42.01	1,533.78	24,264.80	35,584.43	38,281.90	81,515.75	83,944.39	86,502.12	88,358.04	100,000.00
Cumulative percentage			0.04%	1.53%	24.26%	35.58%	38.28%	81.52%	83.94%	86.50%	88.36%	100.00%
Value of YTM make up per RM100,000 of debt (RM)			3,600.74									

Repayment Summary - By Class
LLB USD Lenders

	TOTAL	Payment Date	Issue Date	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10
Class B - Unsecured Lenders > 100% recovery	5.00%											
Outstanding bal (USD'mil) (excl Lion Biotech & Lion Suria)	10.51											
Up front cash payment (USD'mil)			0.00									
Up front cash payment per USD100,000 of debt (USD)			42.01									
Repayment for Rescheduled USD Debt - NPV (USD'mil)				0.16	2.42	1.22	0.29	4.71	0.27	0.28	0.21	0.95
Repayment per USD100,000 of debt - NPV (USD)				1,502.43	23,056.91	11,563.93	2,776.37	44,800.13	2,534.60	2,688.40	1,964.65	9,071.58
Total Repayment amount - NPV (USD'mil)	10.51	9	0.00	0.16	2.42	1.22	0.29	4.71	0.27	0.28	0.21	0.95
Cumulative total repayment amount -NPV (USD'mil)		Years	0.00	0.16	2.59	3.80	4.09	8.80	9.07	9.35	9.56	10.51
Principal repayment per USD100,000 of debt - NPV (USD)	100,000.00		42.01	1,502.43	23,056.91	11,563.93	2,776.37	44,800.13	2,534.60	2,688.40	1,964.65	9,071.58
Cumulative principal repayment per USD100,000 of debt - NPV (USD)			42.01	1,544.44	24,601.35	36,165.27	38,940.64	83,740.77	86,275.37	88,963.77	90,928.42	100,000.00
Cumulative percentage			0.04%	1.54%	24.60%	36.17%	38.94%	83.74%	86.28%	88.96%	90.93%	100.00%
Value of YTM make up per USD100,000 of debt (USD)			3,540.32									

REDEMPTION/ REPAYMENT PROFILE OF THE LLB BONDS AND LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS AND SUMMARY OF CASH FLOW SOURCES

Repayment Summary - By Class
LLB USD Lenders

	TOTAL		Issue Date	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10
Class B - Contingent Lenders (LLB Suria Sdn Bhd)	5.00%											
Outstanding bal (USD'mil)	27.971613											
Up front cash payment (USD'mil)			7.743585									
Up front cash payment per USD100,000 of debt (USD)			27,683.73									
Repayment for Rescheduled USD Debt - NPV (USD'mil)				0.212914	3.267474	1.638764	0.393307	12.411417	0.359187	0.380982	0.278418	1.285564
Repayment per USD100,000 of debt - NPV (USD)				761.18	11,681.39	5,858.67	1,406.09	44,371.48	1,284.11	1,362.03	995.36	4,595.96
Total Repayment amount - NPV (USD'mil)	27.97	9	7.743585	0.212914	3.267474	1.638764	0.393307	12.411417	0.359187	0.380982	0.278418	1.285564
Cumulative total repayment amount -NPV (USD'mil)		Years	7.743585	7.956499	11.223973	12.862737	13.256044	25.667461	26.026649	26.407631	26.686049	27.971613
Principal repayment per USD100,000 of debt - NPV (USD)	100,000.00		27,683.73	761.18	11,681.39	5,858.67	1,406.09	44,371.48	1,284.11	1,362.03	995.36	4,595.96
Cumulative principal repayment per USD100,000 of debt - NPV (USD)			27,683.73	28,444.91	40,126.30	45,984.97	47,391.06	91,762.54	93,046.65	94,408.68	95,404.04	100,000.00
Cumulative percentage			27.68%	28.44%	40.13%	45.98%	47.39%	91.76%	93.05%	94.41%	95.40%	100.00%
Value of YTM make up per USD100,000 of debt (USD)			1,793.65									
Class B - Contingent Lenders (Lion Biotech Pte Ltd)	5.00%											
Outstanding bal (USD'mil)	12.592689											
Up front cash payment (USD'mil)			0.515860									
Up front cash payment per USD100,000 of debt (USD)			4,096.51									
Repayment for Rescheduled USD Debt - NPV (USD'mil)				0.096643	1.483120	0.743842	1.164468	7.542894	0.163037	0.172929	0.126375	0.583522
Repayment per USD100,000 of debt - NPV (USD)				767.45	11,777.63	5,906.93	9,247.17	59,898.99	1,294.69	1,373.25	1,003.56	4,633.82
Total Repayment amount - NPV (USD'mil)	12.59	9	0.515860	0.096643	1.483120	0.743842	1.164468	7.542894	0.163037	0.172929	0.126375	0.583522
Cumulative total repayment amount -NPV (USD'mil)		Years	0.515860	0.612503	2.095623	2.839465	4.003932	11.546826	11.709863	11.882792	12.009167	12.592689
Principal repayment per USD100,000 of debt - NPV (USD)	100,000.00		4,096.51	767.45	11,777.63	5,906.93	9,247.17	59,898.99	1,294.69	1,373.25	1,003.56	4,633.82
Cumulative principal repayment per USD100,000 of debt - NPV (USD)			4,096.51	4,863.96	16,641.58	22,548.52	31,795.69	91,694.68	92,989.37	94,362.63	95,366.18	100,000.00
Cumulative percentage			4.10%	4.86%	16.64%	22.55%	31.80%	91.69%	92.99%	94.36%	95.37%	100.00%
Value of YTM make up per USD100,000 of debt (USD)			1,808.43									

REDEMPTION/ REPAYMENT PROFILE OF THE LLB BONDS AND LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS AND SUMMARY OF CASH FLOW SOURCES

Summary of Cash Flow Sources

Payment Date	Issue Date	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11
Lion Land Berhad											
Source per RM1 / USD 1 of LLB Bonds / LLB-SPV Consolidated and Rescheduled Debts											
Cash in flow											
From SFI (cash flow)	-	0.0604	0.0391	0.1535	0.4186	0.0312	0.6953	0.6243	0.8136	0.1311	1.0000
Divestment proceeds	0.9779	-	0.9476	0.7681	0.4964	0.9124	-	-	-	-	-
ACB Bonds(Interco)	-	0.9021	-	-	-	-	-	-	-	-	-
ACB Bonds(Lion Plaza)	0.0221	0.0376	0.0133	0.0784	0.0850	0.0565	0.3047	0.3757	0.1864	0.1583	-
Cash Injection	-	-	-	-	-	-	-	-	-	0.7106	-
Total Cash Inflow	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**
Source per RM 1/ USD 1 of ACB Bonds / ACB-SPV Consolidated and Rescheduled Debts											
Cash in flow											
Divestment proceeds	0.9999	0.1160	0.9875	0.9950	0.9998	0.9130	-	-	-	-	-
LCB Bonds-Purchase Consideration	0.0001	0.8823	0.0125	0.0050	0.0002	0.0869	0.9982	0.9982	0.9807	1.0000	1.0000
LCB Bonds-Interco	0.0000	0.0017	0.0000	0.0000	0.0000	0.0002	0.0018	0.0018	0.0193	-	-
Total Cash Inflow	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**
Source per RM1 / USD 1 of LCB Bonds / Consolidated and Rescheduled Debts											
Cash in flow											
From Megasteel (dividends and cash flow)	-	-	-	-	-	1.0000	0.9983	1.0000	1.0000	1.0000	0.8925
Cash Injection	-	-	-	-	-	-	-	-	-	-	0.1075
Divestment proceeds	-	-	0.9981	0.9974	-	-	-	-	-	-	-
CPB Debts	1.0000	1.0000	0.0019	0.0026	1.0000	-	0.0017	-	-	-	-
Total Cash Inflow	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**

DETAILED EXPLANATION ON OTHER FEATURES OF THE PROPOSED LLB SCHEME

A. PRINCIPAL WAIVED

For the sole purpose of computing the quantum of the principal portion of the Outstanding Principal Amounts of the LLB Group FI Lenders and LLB Group Inter-PLC Creditors to be waived and establishing a common point of reference for the LLB Group FI Lenders and LLB Group Inter-PLC Creditors, the following formulae are used:

For Secured LLB Scheme Creditor(s)

Principal Waived = (Outstanding Principal Amount – Reference Principal Amount) – Accrued Interest

For Unsecured LLB Scheme Creditor(s)

Principal Waived = Outstanding Principal Amount – Reference Principal Amount

B. BACK-END AMOUNT (FOR UNSECURED LLB SCHEME CREDITORS ONLY)

Back-End Amount = Principal Waived (calculated in the manner shown in Section A above) – Penalty Interest

C. ILLUSTRATION OF FUTHER SUM

In determining the "Adjusted Applicable Debts" of the LLB Scheme Creditors to be addressed under the Proposed LLB Scheme, the reduction of the "Adjusted Applicable Debt" by the Further Sum would result in such creditors which have received payment between 1 July 1999 and Unconditional Date (both dates inclusive) and which received no payment, being given a *pari passu* treatment.

Assume both Lender A and Lender B are of the same class and each of them has a Outstanding Principal Amount of RM110 million owing to them by a LLB Scheme Company, and each of them has the same Principal Waived (e.g. RM10 million if Lender A and Lender B are both Unsecured LLB Scheme Creditors, and zero if Lender A and Lender B are both Secured LLB Scheme Creditors). Assuming the LLB Scheme Company paid RM10 million in settlement of certain portion of Lender A's Outstanding Principal Amount, and did not make any payment towards Lender B's Outstanding Principal Amount between 1 July 1999 and 31 December 2001.

The "Adjusted Applicable Debts" of Lender A and Lender B to be addressed under the Proposed LLB Scheme would be different under the following 2 scenarios, if the Further Sum is not applied to reduce the "Adjusted Applicable Debt" of the lenders.

DETAILED EXPLANATION ON OTHER FEATURES OF THE PROPOSED LLB SCHEME

Scenario 1 – Assuming certain portion of the Outstanding Principal Amount is paid between 1 July 1999 and 31 December 2001 and the Further Sum is not applied to reduce the "Adjusted Applicable Debt" (effectively not treated as repayment of the Outstanding Principal Amount)

	Unsecured LLB Scheme Creditor RM' Mil	**Secured LLB Scheme Creditor RM' Mil**
Lender A		
Outstanding Principal Amount	110	110
Principal Waived	(10)	-
Adjusted Applicable Debt addressed under the Proposed LLB Scheme	100	110
Further Sum received previously plus Adjusted Applicable Debt addressed under the Proposed LLB Scheme	**110**	**120**
Lender B		
Outstanding Principal Amount	110	110
Principal Waived	(10)	-
Adjusted Applicable Debt addressed under the Proposed LLB Scheme	100	110
Further Sum (which is nil) plus Adjusted Applicable Debt addressed under the Proposed LLB Scheme	**100**	**110**

Based on the above, the total sum addressed under the Proposed LLB Scheme for Lender A (Unsecured LLB Scheme Creditor) is **RM110 million** (RM10 million from Further Sum received previously + RM100 million as Adjusted Applicable Debt addressed under Proposed LLB Scheme), and for Lender A (Secured LLB Scheme Creditor) is **RM120 million** (RM10 million from Further Sum received previously + RM110 million as Adjusted Applicable Debt addressed under Proposed LLB Scheme).

In contrast, the total sum addressed under the Proposed LLB Scheme for Lender B is **RM100 million** (RM100 million as Adjusted Applicable Debt addressed under Proposed LLB Scheme only), and for Lender B (Secured LLB Scheme Creditor) is **RM110 million** (RM110 million as Adjusted Applicable Debt addressed under Proposed LLB Scheme only).

The amounts are different even though Lender A and Lender B are of the same class and have the same Reference Principal Amount and Outstanding Principal Amount.

DETAILED EXPLANATION ON OTHER FEATURES OF THE PROPOSED LLB SCHEME

Scenario 2 – Assuming certain portion of Outstanding Principal Amount is paid between 1 July 1999 and 31 December 2001 and the Further Sum is applied to reduce the "Adjusted Applicable Debt" (effectively treated as repayment of the Outstanding Principal Amount)

	Unsecured LLB Scheme Creditor RM' Mil	Secured LLB Scheme Creditor RM' Mil
Lender A		
Outstanding Principal Amount	110	110
Principal Waived	(10)	-
	100	110
Further Sum received previously	(10)	(10)
Adjusted Applicable Debt addressed under the Proposed LLB Scheme	90	100
Further Sum received previously plus Adjusted Applicable Debt addressed under the Proposed LLB Scheme	**100**	**110**
Lender B		
Outstanding Principal Amount	110	110
Principal Waived	(10)	-
	100	110
Further Sum received previously	-	-
Adjusted Applicable Debt addressed under the Proposed LLB Scheme	100	110
Further Sum (which is nil) plus Adjusted Applicable Debt addressed under the Proposed LLB Scheme	**100**	**110**

Based on the above, the total sum addressed under the Proposed LLB Scheme for Lender A (Unsecured LLB Scheme Creditor)is **RM100 million** (RM10 million from Further Sum previously received + RM90 million as Adjusted Applicable Debt addressed under Proposed LLB Scheme), and for Lender A (Secured LLB Scheme Creditor) is **RM110 million** (RM10 million from Further Sum previously received + RM100 million as Adjusted Applicable Debt addressed under Proposed LLB Scheme).

Similarly, the total sum addressed under the Proposed LLB Scheme for Lender B is **RM100 million** (RM100 million as Adjusted Applicable Debt addressed under Proposed LLB Scheme only), and for Lender B (Secured LLB Scheme Creditor) is **RM110 million** (RM110 million as Adjusted Applicable Debt addressed under Proposed LLB Scheme only).

The amounts are the same, reflecting the position that Lender A and Lender B are of the same class and have the same Reference Principal Amount and Outstanding Principal Amount.

D CONCEPT OF "SUPER PROFITS/SUPER DIVESTMENT PROFITS" AND SHARING BASIS OF THESE "SUPER PROFITS/SUPER DIVESTMENT PROFITS"

I. *Concept of "Super Divestment Profits"*

Illustration 1: Super divestment proceeds

Super divestment proceeds refer to the excess of the actual over the projected aggregate net proceeds from the divestment of assets under the LLB Group Divestment Programme from the Issue Date to the full redemption/ repayment of the LLB Bonds /LLB-SPV Consolidated and Rescheduled Debts.

Super Divestment Proceeds, if any, shall form, in part the basis for calculation of the Relevant Amount and the equivalent cash amount shall be paid by the following date assuming no early redemption/repayment of the entire LLB Bonds /LLB-SPV Consolidated and Rescheduled Debts:

Super Divestment Proceeds	**Payment Date**
Proposed Divestment Programme for the LLB Group	31 January 2012

For illustrative purpose only, the concept is as follows:

	Asset 1	Asset 2	Asset 3	Asset 4	Asset 5	Asset 6
Projected net divestment proceeds of divestment asset (A)	1,100	1,200	500	900	950	200
Say actual net proceeds of divestment asset (B)	1,200	1,300	700	900	900	500
Excess/(Deficit) (B-A)	100	100	200	0	(50)	300
Super Divestment Proceeds	650					

Illustration 2: Super Profits

Under the Proposed LLB Scheme, dividends of SFI from the FYE 30 June 2002 to 2011 have been dedicated to LLB. Super profits refer to the excess of the audited aggregate net profit over the forecast/projected aggregate net profit available to SFI shareholders for the above-mentioned financial years.

Super Profits, if any, shall form, in part the basis for calculation of the Relevant Amount and the equivalent cash amount shall be paid to LLB which in turn will pay the holders of LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts holders on the following date:

Super Profits	**Payment Date**
SFI's Super Profits	31 January 2012

For illustrative purpose only, the concept is as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Projected Profits of SFI available to LLB (A)*	1,000	1,000	1,000	1,000	1,000	1,000
Say Actual Profits Available to LLB (B)*	1,100	1,150	1,000	900	1,100	900
Excess /(Deficit) (B-A)	100	150	-	(100)	100	(100)
Super Profits	150					

Illustration 3: Loyalty Payment received from ACB Bonds

Under the Proposed LLB Scheme, the sources of cash flows for redemption/repayment of the LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts include redemption/repayment proceeds from ACB Bonds.

The cash, if any, received by LLB pursuant to the Loyalty Payment from ACB Bonds shall constitute part of the Relevant Amount.

On the redemption/repayment of the last outstanding LLB Bonds/LLB-SPV Consolidated and Rescheduled Debts earlier than the scheduled redemption/repayment, calculation of the Relevant Amount of the Super Profits and Super Divestment Proceeds will be from the date of issue up to the date of redemption/repayment of the last outstanding LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts.

DETAILED EXPLANATION ON OTHER FEATURES OF THE PROPOSED LLB SCHEME

Summary of Potential YTM enhancement

Issuer	Potential YTM enhancement
LLB	• SFI's Super Profits • Super Divestment Proceeds • Other PLC's YTM enhancement – received by LLB pursuant to the back-end yield enhancement from the ACB Bonds

II. Sharing basis of these "Super Profits/Super Divestment Proceeds"

An illustration

Assumptions:
(a) Back-End Amount is RM100m
(b) Loyalty payment up to 0.15% (Class B) is RM50m
(c) Loyalty payment up to 0.60% (Class B) and 0.75% (Class A) is RM150m



Scenario 1
Scenario 2
RM' mil
RM' mil
Super divestment proceeds 20 80
Super profits 70 110
Back-end Amount and Loyalty Payment from other PLC Bonds 10 10
Relevant Amount 100 200
Sharing basis :
Retained by LLB 50 100
Back-End Amount 50 100
Scenario 3
Scenario 4
RM' mil
RM' mil
Super divestment proceeds 180 280
Super profits 210 410
Back-End Amount and Loyalty Payment from other PLC Bonds 10 110
Relevant Amount 400 800
Sharing basis :
Retained by LLB 100 100
Back-End Amount 100 100
Retained by LLB 100 200
Lenders 100 200
1. Loyalty payment up to 0.15% (B) 50 50
2. Loyalty payment up to 0.60% (B) & 0.75% (A) 50 150
3. Balance – Retained by PLC 200

DETAILED EXPLANATION ON OTHER FEATURES OF THE PROPOSED LLB SCHEME

E. Cash Yield Adjustment - Pari Passu Treatment of Inter-PLC Debts and Unsecured LLB Scheme Creditors

Cash YTM Reduction – An Illustration

In the IM, the negotiated cash YTM for the RM Unsecured LLB Scheme Creditors including the Inter-PLC Creditors is 7.75%. Now, it is proposed that all the Unsecured Scheme Creditors including the Inter-PLC Creditors undertake cash YTM reduction of 2% to 5.75% (in the case of LCB and LLB) or 3% to 4.75% (in the case of ACB and AMB) ("Cash YTM Reduction"). Prior to the Cash YTM Reduction, the RM Unsecured LLB Scheme Creditors including the Inter-PLC Creditors would be subject to the Principal Waived where applicable.

For illustration, assuming that the net RM Unsecured LLB Scheme Creditors of RM1,000 million are to be repaid by LLB Bonds based on cash YTM as per IM at 7.75%, the 10–year cash flows (on the assumption that yearly cash flows are the same) for the repayment will be as follows:

RM 'million	%	NPV	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Cashflows @	7.75%	1,000.00	147.35	147.35	147.35	147.35	147.35	147.35	147.35	147.35	147.35	147.35

Now, assuming that the net RM Unsecured LLB Scheme Creditors of RM1,000 million are to be repaid by LLB Bonds based on the proposed reduced YTM at 5.75%, the yearly 10-year cash flows will also be reduced as follows:

RM 'million	%	NPV	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Cashflows @	5.75%	1,000.00	134.26	134.26	134.26	134.26	134.26	134.26	134.26	134.26	134.26	134.26

If the same 10-year cash flows at 5.75% for the repayment of the net RM Unsecured LLB Scheme Creditors of RM1,000 million are to be discounted based on the YTM as per IM at 7.75%, the NPV of the cash flows, as illustrated below, would be reduced to RM911.17 million:

RM 'million	%	NPV	Yr 1	Yr 2	Yr 3	Yr 4	Yr 6	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Cashflows @	7.75%	911.17	134.26	134.26	134.26	134.26	134.26	134.26	134.26	134.26	134.26	134.26

	RM'mil
Value of cash flows to be repaid to the RM Unsecured LLB Scheme Creditors at 5.75%	1,000.00
Value of the same cash flows to be repaid to the RM Unsecured LLB Scheme Creditors at 7.75% (as per IM)	(911.17)
Loss "suffered" due to Cash YTM Reduction	88.83

Based on the illustration above, as a consequence of the Cash YTM Reduction, the value (NPV) of cash flows to be repaid to the RM Unsecured LLB Scheme Creditors as compared to the IM, would be reduced accordingly ("Cash YTM Adjustment").

DETAILED EXPLANATION ON OTHER FEATURES OF THE PROPOSED LLB SCHEME

To illustrate as a formulae, the value (NPV) of cash flows to be repaid (at 5.75%) to RM Unsecured LLB Scheme Creditors as compared to the IM (at 7.75%), will be adjusted based on a factor as calculated below ("Cash YTM Adjustment Factor"):

$$\text{Cash YTM Adjustment factor} = \frac{\text{NPV value of PLC A Class B Bonds discounted at 7.75\%}}{\text{NPV value of PLC A Class B Bonds discounted at 5.75\%}}$$

$$= \frac{911.17}{1{,}000.00}$$

$$= 0.91117$$

Pari Passu Treatment for Inter-PLC Creditors and Unsecured LLB Scheme Creditors

Assume Inter-PLC Debts owing by PLC A to LLB Group is RM1,000 million (after netting off Principal Waived, where applicable). Pursuant to the Proposed GWRS, assume RM700 million of the Inter-PLC Debts are to be repaid by PLC A via transferring RM700 million in value of assets to LLB Group and the balance by issuance of PLC A Bonds to LLB Group.

Without Cash YTM Adjustment

Based on the proposed principle of Cash YTM Reduction, the entire amount of RM1,000 million Inter-PLC Debts should "suffer" a Cash YTM Reduction. However, should RM700 million of the Inter-PLC Debts be netted-off against assets to be transferred by PLC A to LLB Group, this RM700 million Inter-PLC Debt would be repaid up-front in year 0 and would not "suffer" a Cash YTM Reduction like other RM unsecured creditors of PLC A, which is to be repaid via PLC A Bonds over a period of 10 years.

	RM 'million
Value of existing net Inter-PLC Debts owing by PLC A to LLB Group	1,000
Repaid up-front via transfer of assets by PLC A to LLB Group	700
Net Inter-PLC Debt to be repaid by PLC A to LLB Group via issuance of PLC A Bonds	300

Without any adjustment, the balance net Inter-PLC Debt to be repaid by PLC A to LLB Group via issuance of PLC A Bonds is RM300 million. As such, only RM300 million of the RM1,000 million Inter-PLC Debts would be subject to the Cash YTM Reduction

	RM'mil	
Value of inter-co subject to Cash YTM Reduction at 5.75%	300.00	
Value of the **same** cash flows for the PLC A Bonds discounted at 7.75% (as per IM)	(273.35)	RM300 mil x Cash YTM Adjustment Factor of 0.91117
Loss "suffered" due to Cash YTM Reduction	26.65	

As such, for the same total amount of debt of RM1,000 million, the Inter-PLC Creditors would "suffer" only a loss of RM26.65 million (based on the portion of RM300 million to be repaid by PLC A Bonds) as compared to RM88.93 million (based on the entire RM1,000 million to be repaid by PLC A Bonds) as illustrated earlier.

DETAILED EXPLANATION ON OTHER FEATURES OF THE PROPOSED LLB SCHEME

With Cash YTM Adjustment

To ensure *parri passu* treatment of Inter-PLC Debts and other Unsecured LLB Scheme Creditors' debts, the RM700 million Inter-PLC Debt, which is proposed to be netted-off against assets to be transferred by PLC A to LLB Group, should also be subject to Cash YTM Adjustment which is calculated based on the following:

Value of Inter-PLC Debts to be deemed settled via netting of assets	=	Value of Inter-PLC Debt to be netted-off against assets to be transferred / Cash Yield Adjustment Factor
	=	RM700.00 / 0.91117
	=	RM768.24 mil
Loss "suffer" due to Cash YTM Reduction	=	RM768.24 mil – RM700 mil
	=	RM68.24 mil

For every RM700 million Inter-PLC Debt to be netted-off against assets to be transferred, RM768.24 million of Inter-PLC Debt would be deemed repaid. Therefore, the Inter-PLC Debt is addressed as follows:

	RM'mil	*Loss " suffered" due to Cash YTM Adjustment*
Value of existing net Inter-PLC Debt owing by PLC A to LLB Group	1,000.00	
Value of Inter-PLC Debt to be deemed settled via netting of assets	(768.24)	RM68.24 mil
	-----------	
Net inter-co to be repaid by PLC A to LLB Group via issuance of PLC A Bonds	231.76	
Value of **same** cash flows for the PLC A Bonds discounted at 7.75% (as per IM)	(211.17)	RM20.59 mil
		-----------------
Total loss "suffered" due to Cash YTM Adjustment		RM88.83 mil
		==========

Based on the above, the treatment for Inter-PLC Debt and other Unsecured LLB Scheme Creditors would be *parri passu*, irregardless of whether the entire amount of debts be settled via PLC A Bonds or part settled via netting-off against assets to be transferred by PLC A to LLB Group.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

Save as defined, words and terms used herein are as defined in the draft Trust Deed.

PRINCIPAL TERMS AND CONDITIONS OF THE LLB BONDS

Issuer : Lion Land Berhad ("LLB").

Status and Ranking : The Bonds constitute direct, unsubordinated and secured obligations of the Issuer.

The indebtedness of the Issuer to the Trustee and the Bondholders arising under or in connection with the Bonds and the other Issue Documents are secured in the following manner:

(i) in respect of Class A Bondholders, by all Security Documents other than the SPV Security Documents;

(ii) in respect of Class B Bondholders, by all Security Documents other than the SPV Security Documents;

subject always to the provisions of and in such priority as are set out in the Priority and Security Sharing Agreement.

The corresponding classes/tranches of the Bonds and SPV Debts rank *pari passu* with each other in respect of the Additional Security. The Class A Bonds and Class B Bonds will rank pari passu amongst each other. Holders of the Bonds rank in priority to all other creditors in respect of the Additional Security. Holders of the Bonds rank *pari passu* with all other unsecured and unsubordinated creditors of LLB in respect of assets of LLB which are not part of the Additional Security.

"Issue Documents" means the explanatory statement issued by the Issuer to its scheme creditors, the Trust Deed, the facility agreement in relation to the LLB Debts, the Bonds, the SPV Debts, the Depository and Paying Agency Agreement, the Security Documents, Priority and Security Sharing Agreement and all other documents executed in connection with the Bonds and the SPV Debts.

"Security Documents" means the documents executed or to be executed from time to time to secure the secured indebtedness of the Issuer, the SPV and the security parties arising under or in connection with the Issue Documents.

"Additional Security" means the security created over the assets proposed to be divested in accordance with the Issuer's divestment programme and certain other assets more particularly set out in the Priority and Security Sharing Agreement.

"Priority and Security Sharing Agreement" means the agreement to be made between the Trustee, the security trustee, the Issuer, the SPV, each security party and the facility agent for the SPV Debts relating to the priority and sharing of security in respect of the secured property.

Form and denomination : The Bonds will be represented by 2 Global Certificates to be deposited with Bank Negara Malaysia. The Bonds will be in denominations of RM1.00

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

Classes of Bonds : The classes of Bonds are as follows:-

Class A Bonds
Class B Bonds

Amount : RM447.23 million nominal amount of LLB Bonds (RM355.91 million in net present value of LLB Bonds) comprising the following:

Class	Nominal Amount (RM'Million)	Net present value (RM'Million)
A	94.68	85.40
B	352.55	270.51

Tenure : Class A Bonds 2 Years
Class B Bonds 9 Years

Issue Price : The Bonds will be issued at the respective Nominal Values based on their respective Yields to Maturity.

Coupon Rate : The Bonds are zero coupon.

Yield to Maturity : The cash yield to maturity for the Bonds are as follows:

Class A Bonds 6.00%
Class B Bonds 5.75%

Trustee : Amanah Raya Berhad.

Lead Arranger : RHB Sakura Merchant Bankers Berhad

Listing : The Bonds will not be listed.

The Bonds will be traded through the Scripless Securities Trading System and in accordance with the Code of Conduct and Market Practices for the Malaysian Corporate Bond Market.

Rating : The Bonds are not rated.

Redemption : Yearly redemption on the Redemption Dates from the monies in the Redemption Account.

Early Redemption From Surplus In Redemption Account : LLB may, at its option, redeem the Bonds before their scheduled Redemption Dates. LLB shall be obliged to redeem the Bonds where LLB has available in its Redemption Account, no less than Five Million (RM5,000,000.00) of LLB Dedicated Cash-flow PROVIDED THAT the Bonds having a particular Redemption Date shall be redeemed (in chronological order) on a *pro rata* basis with the LLB Debts (where applicable) having the same repayment date.

Early Redemption from Disposal : On disposal of an Existing Security which is held for the benefit of a Class A Bondholder, other than a Development Property Unit, net proceeds shall be used to redeem, in chronological order of the Redemption Dates, the said Class A Bonds at a redemption price calculated in accordance with the formula set out in Section 6.14 of the Circular .

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

Purchase :

Issuer and / or its subsidiaries may purchase the Outstanding Bonds by way of private treaty PROVIDED THAT:

(i) the Issuer shall not utilise proceeds from a capital fund raising exercise of whatsoever nature for such purchase;

(ii) the aggregate amount of such purchase shall not exceed Ringgit Malaysia Eight Million (RM8,000,000.00);

(iii) such purchase shall not be made by the Issuer and/or its subsidiaries from any party which may be directly or indirectly controlled or influenced by the Issuer and/or any person connected with the Issuer within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965; and

(iv) the Issuer shall not utilise the Dedicated Cash flows or any money in the Redemption Account for such purchase.

The Issuer and / or its subsidiaries may purchase the Outstanding Bonds from any Bondholder by using the proceeds from a capital fund raising exercise and/or for an aggregate amount exceeding Ringgit Malaysia Eight Million (RM8,000,000.00) by way of a tender exercise which is equally open to all Bondholders in the same class (and SPV Debt Holders in the same class as the Bondholders).

"SPV Debt Holders" means the persons holding the relevant classes of SPV Debts

All Bonds purchased by the Issuer will be cancelled.

Interest on Late Redemption :

One per cent (1%) per annum above the relevant Yield to Maturity applicable to that Bond on such amounts due up to but excluding the day upon which payment in full is in fact made.

Payment of Back-End Amount and Loyalty Payment :

Payment of the nominal value of the Back-End Amount (calculated in accordance with the formula set out in the Appendix to the Circular) shall be made to the Class B Bond Holders and to the SPV to pay the Class B SPV Debt Holders.

A Loyalty Payment in addition to the cash Yield to Maturity shall be payable to Class A Bonds / Class B Bonds and to the SPV to pay the Class B SPV Debts:-

Type	Loyalty Payment
Class A Bonds	Up to 0.75%
Class B Bonds / SPV Debts	Up to 0.60%

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

Payment of the Back-End Amount and Loyalty Payment is conditional upon the full redemption of all classes of Bonds / SPV Debts, and subject to the extent of the apportioned "Relevant Amount", namely, cash amount calculated as follows:

(i) excess of the actual aggregate over the forecast / projected aggregate net divestment proceeds from the Group Divestment Programme for LLB and its group of companies during the period from the Issue Date to the date of full redemption of all Bonds / SPV Debts; and

(ii) the excess of the audited aggregate over the forecast / projected aggregate profit to SFI's shareholders during the period from the Issue Date to the date of full redemption of all Bonds / SPV Debts; and

(iii) the Loyalty Payment and Back-End Amount from the ACB Bonds backing the Bonds and the SPV Debts during the period from the Issue Date to the date of full redemption of all the Bonds / SPV Debts.

Priority of payment of the Back-End Amount and Loyalty Payment from the Relevant Amount is set out in Section 6.16 of the Circular.

Transfer Restrictions : The Bonds are only transferable to persons who are the first holders of the Bonds issued by the Issuer.

Taxation : All payments made by the Issuer to the Bondholders will be made in full without any deduction or withholding unless required by law.

Events of Default : Customary events of default and events of default applicable under the terms of the LLB Debts. These are set out in Annexure I.

Remedy Period :

14 days	monetary defaults
30 days	non monetary defaults
3 months	where remedy involves a proposed placement issue
6 months	where remedy involves a proposed rights issue

Declaration of Default : The Trustee may at its discretion declare or refrain from declaring an Event of Default save and except that:-

(i) The Trustee shall declare an Event of Default upon the instructions of the Class A Bondholders by Class A Special Resolution, or, in the event that there are no Outstanding Class A Bonds owed to the Class A Bondholders, the Class B Bondholders and Class B SPV Debt Holders by Class B Special Resolution; or

(ii) The Trustee shall not declare an Event of Default unless instructed by the Bondholders / Debt Holders in the manner under sub(a) above in the circumstances under Clause 12.1(p), (r) and (s) of the Trust Deed.

Notwithstanding the above, the Trustee shall be deemed to have declared an Event of Default where the Issuer makes any payment under the LLB Debts without redeeming the relevant portion of the Bonds.

Covenants : Customary covenants for an exercise of this nature and consistent to those applicable to the LLB Debts. These are set out in Annexure II.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

Representations and Warranties	:	Customary representations and warranties in relation to an exercise of this nature and consistent to those applicable to the LLB Debts. These are set out in Annexure III.
Governing Law	:	Malaysian law.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure I

EVENTS OF DEFAULT

If at any time and for any reason, whether within or beyond the control of LLB/SPV, any one of the following events occurs, that is to say:

(a) Non-payment: LLB fails to pay any sums due under the GWRS Documents:

(i) where a valid Rights Issue Notice has been given, within one hundred and eighty (180) days of such sums becoming due PROVIDED THAT LLB shall at all times comply with the provisions of the Rights Issue covenants set out in Annexure I(a) herein and in the event LLB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(ii) where a valid Private Placement Notice has been given, within ninety (90) days of such sums becoming due PROVIDED THAT LLB shall at all times comply with the provisions of the Private Placement covenants set out in Annexure I (b) herein and in the event LLB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(iii) in all instances (other than pursuant to sub-clauses (a)(i) or (ii) above), within fourteen (14) days of such sums becoming due;

(b) Rights Issue/Private Placement: LLB fails to observe or perform any of the Rights Issue covenants or the Private Placement covenants set out in Annexure I (a) and (b) herein respectively;

(c) Breach of obligations: failure of either LLB or any Scheme Companies or any Security Party to observe or perform any of its/their respective obligations under any Issue Documents (other than in respect of LLB's obligations under paragraphs (a) and (b) above) which is not remedied to the satisfaction of the Trustee/Facility Agent within thirty (30) days after receipt by LLB or the respective Scheme Companies or the respective Security Party of a notice from the Trustee/Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(d) Appointment of receiver, legal process: an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of LLB or any Scheme Companies or any Security Party to values in excess of five per cent (5%) of the Consolidated NTA of LLB, or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(e) Composition or winding up: LLB or any Scheme Companies or any Security Party convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of LLB or such Scheme Companies or such Security Party, as the case may be, or a petition for winding up is presented against LLB or such Scheme Companies or such Security Party, as the case may be, and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(f) Unlawfulness: it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for LLB or any Scheme Companies or any Security Party to perform or comply with any one or more of their respective obligations under any of the GWRS Documents;

(g) Misrepresentation: any representation, warranty or statement which is made by LLB or any Scheme Companies or any Security Party which is contained anywhere else or in connection herewith proves to be incorrect in any material respect;

(h) Cessation of business: LLB or any Scheme Company or any Security Party changes the nature or scope of its/their business, suspends a substantial part of the present business operations which it/they now conduct directly or indirectly, or any governmental authority expropriates or threatens to expropriate all or part of its/their assets;

(i) Cross-default: any indebtedness of LLB or any Scheme Company or any Security Party becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by LLB or any Scheme Companies or any Security Party is not discharged at maturity or when called or LLB or any Scheme Companies or any Security Party goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(j) Litigation: any litigation, arbitration, winding up or administrative proceeding is filed against LLB or any Scheme Companies or any Security Party PROVIDED THAT the amount of such claim filed shall be in excess of five per cent (5%) of the Consolidated NTA of LLB;

(k) Ineffective or invalid provision: any provision of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreement or the GWRS Documents or any of the Security Documents is or becomes, for any reason, invalid or unenforceable or if any law is brought into effect which purports to render ineffective or invalid any provision of the LLB Trust Deed or the SPV Facility Agreement or the GWRS Documents or any of the Security Documents;

(l) Judgment outstanding: any judgments in an amount in excess five per cent (5%) of the Consolidated NTA of LLB as at the date of the judgement shall be entered against LLB or any Scheme Companies or any Security Party unless an application has been made by LLB or such Scheme Company or such Security Party to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(m) Licence: any licence, authorisation, approval, consent, order, exemption, registration is suspended or is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect and such revocation results in LLB or any Scheme Company or any Security Party ceasing its/their business operations;

(n) Nationalisation: save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Trustee/Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of LLB or any Scheme Companies or any Security Party shall be condemned, seized or otherwise appropriated;

(o) Moratorium and/or Restraining Order: LLB or any Scheme Companies or any Security Party obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of or other suspension of payments generally;

(p) Jeopardy: any securities created in any of the Security Documents or otherwise is in jeopardy or ineffective;

(q) Repudiation: LLB or any Scheme Companies or any Security Party repudiates or take steps to repudiate the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreement or any Issue Documents or any GWRS Document is alleged by LLB or any Scheme Companies or any Security Party not to be in proper legal form for the enforcement thereof in the courts of Malaysia or laws of any applicable jurisdiction;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

(r) Change in Substantial Shareholder: save in accordance with the Scheme and pursuant to the GWRS, there is any change in the controlling shareholders of LLB or any Scheme Companies or any Security Party (where for the purposes of this clause, "controlling shareholder" shall be defined as a shareholder with a shareholding of thirty three per cent (33%) or more in the relevant company); or

(s) Material Adverse Change: any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of LLB or any Scheme Companies or any Security Party;

In respect of the SPV Debts, the following additional event of default shall apply:-

(I) SPV: any of the following occurs:

(i) the SPV fails to pay any sums due under the SPV Facility Agreement or other Issue Documents within fourteen (14) days of such sums becoming due;

(ii) the SPV fails to observe or perform any of its obligations under the SPV Facility Agreement or other Issue Documents (other than the payment obligation referred to in paragraph (i) above) which is not remedied to the satisfaction of the Facility Agent within thirty (30) days after receipt by the SPV a notice from the Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(iii) an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of the SPV or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(iv) the SPV convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of the SPV or a petition for winding up is presented against the SPV and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(v) it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for the SPV to perform or comply with any one or more of their respective obligations under the SPV Facility Agreement or other Issue Documents;

(vi) any indebtedness of the SPV becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by the SPV is not discharged at maturity or when called or the SPV goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(vii) any litigation, arbitration, winding up or administrative proceeding is filed against the SPV;

(viii) any judgments shall be entered against the SPV unless an application has been made by the SPV to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(ix) save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of the SPV shall be condemned, seized or otherwise appropriated;

(x) the SPV obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

(xi) the SPV repudiates or takes steps to repudiate the SPV Facility Agreement or any other Issue Documents;

(xii) there is any change in the shareholding of the SPV; or

(xiii) any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of the SPV,

then, whether or not any such Event of Default is continuing, the Trustee/Facility Agent may or shall if so instructed by the relevant holders of the LLB Bonds/SPV Debts by Special Resolution (other than in circumstances described in sub-clauses (p), (r), (s), and in respect of the SPV Debts, (I)(xii) and (I)(xiii) above, in respect of which the Trustee/Facility Agent shall only act in accordance with the instructions of the holders of the LLB Bonds/SPV Debts) declare by notice in writing to LLB/SPV that an Event of Default has occurred whereupon :

(i) all amount payable under the GWRS Documents shall become immediately due and payable; and

(ii) without further notice to LLB/SPV, institute such proceedings and take such steps as it thinks fit including enforcing remedies under each of the GWRS Documents.

Each of the paragraphs above is to be construed independently and no one Event of Default limits the generality of any other Event of Default.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure I (a)

RIGHTS ISSUE COVENANTS

LLB further covenants and undertakes with the SPV and the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds/LLB Debts have been discharged:

(a) SC Submissions: if a Rights Issue Notice has been given, LLB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Rights Issue; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Rights Issue or a change in the amount to be raised by the Rights Issue, unless even after the change, sufficient funds would be raised by LLB to make all payments which are overdue.

For the purpose of this clause, a Rights Issue Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that LLB proposes to carry out a Rights Issue for the purpose of raising funds to pay for some or all of the Bonds/LLB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Rights Issue; and
(ee) provide particulars of the timing of the Rights Issue, the amount to be raised, the basis of the Rights Issue and the proposed issue price of the new shares;

(b) SC approval: LLB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as shall be required under any law (the "Other Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Other Approving Authority to the Rights Issue, LLB shall notify the SPV, Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or the Other Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or Other Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Other Approving Authority, within seven (7) days from the date of submission to the Securities Commission or the Other Approving Authority, as the case may be;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

(d) Results of appeal: in the event that an appeal has been made by LLB to the Securities Commission, LLB shall use its best endeavours to obtain the decision approval or rejection of the Securities Commission or the Other Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of receipt of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Other Approving Authority, LLB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee/Facility Agent and the Securities Commission or the Other Approving Authority of either (a) its acceptance of all conditions imposed by the Securities Commission or the Other Approving Authority; or (b) its intention to discontinue with the Rights Issue;

(f) Books closure: LLB shall declare the books closure date in respect of a Rights Issue referred to in a Rights Issue Notice no later than one hundred and ten (110) days after the due date for the redemption of the Bonds to which the Rights Issue relates; and

(g) Shareholders and other approvals: LLB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Rights Issue prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure I(b)

Private Placement Covenants

LLB further covenants and undertakes with the SPV, the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds have been discharged:

(a) SC Submissions: if a Private Placement Notice has been given, LLB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Private Placement; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Private Placement or a change in the amount to be raised by the Private Placement, unless even after the change, sufficient funds would be raised by LLB to make all payments which are overdue.

For the purpose of this clause, a Private Placement Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that LLB proposes to carry out a Private Placement for the purpose of raising funds to pay for some or all of such Bonds/LLB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Private Placement; and
(ee) provide particulars of the timing of the Private Placement, the amount to be raised, the basis of the Private Placement and the proposed issue price of the new shares;

(b) SC approval: LLB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as may be required under law ("Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant ;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Approving Authority as the case may be to the Private Placement, LLB shall notify the SPV and the Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or such Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or the Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Approving Authority, as the case may be, within seven (7) days from the date of submission to the Securities Commission or the Approving Authority as the case may be;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

(d) Results of appeal: in the event that an appeal has been made by LLB to the Securities Commission or the Approving Authority as the case may be, LLB shall use its best endeavours to procure the decision, approval or rejection of the Securities Commission or such Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Approving Authority as the case may be, LLB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee, the Security Trustee, the Monitoring Accountant and the Securities Commission or the Approving Authority, as the case may be of either (i) its acceptance of all conditions imposed by the Securities Commission or such Approving Authority; or (ii) its intention to discontinue with the Private Placement; and

(f) Shareholders and other approvals: LLB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Private Placement prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure II

POSITIVE COVENANTS

LLB/SPV covenants and undertakes with the SPV, the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder and under the Bonds/LLB Debts have been discharged:

(a) Conduct of business: LLB will and the SPV will ensure that LLB conduct its business and affairs with due diligence and efficiency and in accordance with sound financial and commercial standards and practices and in accordance with its constitutional documents;

(b) Financial Information: at some date no later than two (2) months after the expiration of each quarter of the financial year of LLB, LLB/SPV shall cause to be made out and lodged with the Kuala Lumpur Stock Exchange and the Trustee/Facility Agent a consolidated balance sheet and profit and loss account of such quarterly period of LLB and the SPV;

(c) Default: if LLB/SPV becomes aware of the occurrence of an Event of Default it will forthwith notify the SPV, the Trustee/Facility Agent and provide the SPV, the Trustee/Facility Agent with full details of any steps which it is taking, or is considering taking, in order to remedy or mitigate the effect of the Event of Default or otherwise in connection with it and it will take such reasonable steps as may be required by the SPV, theTrustee/Facility Agent in order to remedy or mitigate the effect of the Event of Default;

(d) Capital Expenditure: LLB/SPV shall seek prior consent of the SPV, the Trustee/Facility Agent acting on the instructions of Bondholders/SPV Debt Holders by Ordinary Resolution before LLB and/or any of its subsidiaries incurs any capital expenditure:

    (i) for any new investment which is not within the core business(es) of LLB or such subsidiary set out in the LLB Trust Deed, the LLB Facility Agreement and the SPV Facility Agreement; or

    (ii) exceeding twenty five per cent (25%) of the Consolidated NTA of LLB;

(e) Consents and Licences: LLB will and the SPV will and will cause LLB to obtain and promptly renew from time to time upon request by the SPV, the Trustee/Facility Agent and promptly deliver to the SPV, the Trustee/Facility Agent certified true copies of, any authorisation, approval, consent, licence, exemption, registration, recording, filing or notarisation as may be necessary to ensure the validity, enforceability or priority of each Issue Document or the rights of the SPV, the Trustee/Facility Agent under the LLB Trust Deed, the LLB Facility Agreement and the SPV Facility Agreement and any other agreement related therewith, and LLB will and the SPV will ensure that LLB comply with the terms and conditions of all such authorisation, approval, consent, licence, exemption, registration, recording, filing and notarisation, including but not limited to the terms and conditions of the approval from the Securities Commission in respect of the GWRS;

(f) Insurance: LLB will and the SPV will ensure that LLB will at all times arrange for and maintain full insurable value and such insurance in respect of its insurable assets and the assets of each Scheme Companies and any Security Party and any Security Party against all risks (including third party risks) which a prudent company carrying on a business similar to that of LLB, each Scheme Companies and each Security Party would normally insure;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

(g) Compliance with Group Divestment Programme: LLB shall and the SPV will cause LLB to ensure that the Monitoring Accountant shall be actively involved with the monitoring of LLB's efforts and actions in relation to its Group Divestment Programme as provided in the GWRS and LLB shall furnish quarterly reports on the progress of the Group Divestment Programme to the Monitoring Accountant and render all such assistance and co-operation and provide all such information, documents and reports as may be requested from time to time by the Monitoring Accountant;

(h) Ranking: the liabilities of LLB/SPV under the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement rank and will rank prior in point of priority to all its other unsecured and unsubordinated liabilities (both actual and contingent) except:

(i) liabilities which are subject to liens or rights of set-off arising in the normal course of trading and the aggregate amount of which is not material; and

(ii) liabilities which are preferred solely by Malaysian law and not by reason of any Security Interest;

(i) Subordination: LLB will and the SPV will cause LLB to ensure that all and any advances by its directors or shareholders (other than the Scheme Creditors holding shares in LLB pursuant to the GWRS) to it are to be subordinated to its liabilities to the SPV/Trustee under the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements;

(j) Preparation of accounts: LLB/SPV and the Scheme Companies and any Security Party and any Security Party will and the SPV will ensure that the parties will prepare financial statements on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(k) Record on business: LLB/SPV will and the SPV will ensure that LLB will maintain and cause to be maintained records adequate to record and reflect the operations and financial condition of LLB, the SPV and each Scheme Companies and each Security Party, and it will at all times permit and procure permission for the Trustee/SPV or the Facility Agent or its agents and servants at all reasonable times to have access to and to inspect its books of accounts and records of LLB and each Scheme Company relating to its respective business at any office, branch or place of business of LLB or elsewhere;

(l) Appointment of Monitoring Accountant: LLB shall appoint or permit the Trustee/Facility Agent, as the case may be to appoint at LLB's cost and expense and with written notice to LLB, such reputable professional monitoring accountant acceptable to the Trustee/Facility Agent for the purposes of ensuring that the obligations created under the GWRS are carried out in accordance with the terms and conditions of the GWRS Documents and in accordance with normal industry practice. LLB shall and the SPV will cause LLB to ensure that there shall be a Monitoring Accountant appointed at all times during the tenure of the Bonds/SPV Debts and until full repayment of the Secured Indebtedness;

(m) Litigation: LLB will and the SPV will ensure that LLB promptly notify the Trustee/Facility Agent, as the case may be of:

(i) any default or event of default under any other contractual obligation of LLB, the Scheme Companies or the Security Party; or

(ii) any litigation investigation or proceeding which may exist at any time between LLB or the Scheme Companies or the Security Party; or

(iii) any litigation or proceeding before any court or governmental regulatory agency affecting LLB or the Scheme Companies or the Security Party;

if so requested by the SPV, the Trustee/Facility Agent or if the value of such contractual obligation, litigation, investigation or proceeding is equal to or exceeds five per cent (5%) of the Consolidated NTA of LLB.

Each such notice pursuant to this sub-clause shall be given by LLB to the SPV, the Trustee/Facility Agent, as the case may be, not later than fourteen (14) days after LLB has knowledge of the occurrence referred to therein;

(n) Taxes: LLB/SPV, each Scheme Companies and each Security Party will pay and discharge all taxes, assessments and governmental charges or levies imposed on it/them;

(o) Authorised Signatories: LLB/SPV, the Scheme Companies and the Security Party will forthwith notify the SPV, the Trustee/Facility Agent if any of LLB's, SPV's or the Scheme Companies or the Security Party' authorised signatories are no longer authorised to act on LLB's, SPV's or the Scheme Companies or the Security Party' behalf in relation to the Scheme;

(p) Appointment of Auditors: LLB will and will cause the Scheme Companies and the Security Party to nominate such auditor or firm of auditors which are either:

(i) auditors of LLB or any Scheme Companies and any Security Party as at the date of the LLB Trust Deed, LLB Facility or SPV Facility Agreement; or

(ii) on the panel of any financial institution in Malaysia as at the date of their appointment,

in respect of any matter connected with the accounts and operations of LLB, the Scheme Companies and the Security Party respectively;

(q) Punctual Payment: LLB/SPV will punctually pay all amounts due and will perform and cause and procure the Scheme Companies and the Security Party to perform all its/their obligations under the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement and/or the Issue Documents;

(r) Payment of Outgoings: LLB/SPV, the Scheme Companies and the Security Party will punctually pay all quit rents, rates, taxes and all outgoings payable in connection with or arising out of LLB's/SPV's, the Scheme Companies and the Security Party' business, assets or properties and LLB, the Scheme Companies and the Security Party will furnish to the Trustee/Facility Agent the receipts for all such payments; and

(s) Further assurance: LLB/SPV, the Scheme Companies and the Security Party will at its/their own cost and expense, execute, sign, perfect, register every document, act or thing as in the opinion of the SPV, the Trustee/Facility Agent may be necessary or desirable for the implementation, perfection, maintenance and subsequent amendments of the GWRS Documents.

In respect of the SPV Debts, the following additional covenants shall apply:-

(I) LLB Debts: the SPV will observe its obligations and exercise its rights with respect to the LLB Debts, and promptly notify the Facility Agent of any occurrence of an event giving or which may give rise to a claim or constituting or may constitute a breach thereunder or hereunder and the SPV will immediately provide to the Facility Agent all relevant information in respect of the LLB Debts;

(II) Direction from Facility Agent: the SPV will implement and put into effect any direction given by the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) on all matters in connection with the LLB Debts pursuant to the terms and conditions of the SPV Facility Agreement

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

NEGATIVE COVENANTS

LLB/SPV covenants and undertakes with the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder have been discharged, LLB/SPV will not without the written consent of the Trustee/Facility Agent (acting on the instructions of the Bondholders/SPV Debt Holders by Ordinary Resolution) first had and obtained:

(a) Negative Pledge: LLB will not and the SPV will not allow AC to create, incur, assume, suffer or permit to exist over all or any part of its or any of its subsidiaries' or any Scheme Companies or any Security Party' business or assets any security interest other than:

(i) those permitted under the LLB Trust Deed, the LLB Facility Agreement and the SPV Facility Agreement or the Issue Documents;

(ii) any security interest created on an asset acquired by LLB or any of its subsidiaries after the date of the LLB Trust Deed, the LLB Facility Agreement and the SPV Facility Agreements securing indebtedness incurred solely to finance the purchase of such asset and the indebtedness secured does not exceed and is not capable of exceeding the purchase price of such asset;

(iii) any security interest created on an asset acquired by LLB after the date of the LLB Trust Deed, the LLB Facility Agreement or the SPV Facility Agreements the purchase of which is funded from the proceeds of new equity or proceeds which are not Dedicated Cash flow;

(b) Indebtedness: LLB will not and the SPV will not create, incur, assume, guarantee or permit to exist any Indebtedness with respect to LLB, its subsidiaries, the Scheme Companies and the Security Party except:

(i) any Indebtedness arising from the LLB Trust Deed, the LLB Facility Agreement or the SPV Facility Agreement;

(ii) any other Indebtedness which has been disclosed in writing by LLB to the Trustee/Facility Agent prior to the date of the LLB Trust Deed, the LLB Facility Agreement or SPV Facility Agreements ; and

(iii) the following indebtedness:

(1) the outstanding principal amount of any bank borrowings in respect of assets acquired, existing as at the relevant date of the acquisition of those assets and disclosed in writing to the Trustee/Facility Agent prior to the date of the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreements, in relation to which there shall be no recourse whatsoever to LLB or any of its subsidiaries or any Scheme Company, as the case may be. For avoidance of doubt, any indebtedness arising or incurred or assumed on or after the date of acquisition (including any amounts refinanced or restructured) or not otherwise disclosed to the Trustee/Facility Agent prior to the date of the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreements shall be included in the computation of Permitted Indebtedness below; and

(2) the outstanding bank borrowings of the Excluded Companies, the terms of which shall not include any recourse whatsoever against LLB; and

(iv) any Permitted Indebtedness.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

For the purposes of this clause, "Permitted Indebtedness" means, at any time, any indebtedness for borrowed moneys incurred or assumed by LLB, any of its subsidiaries and any Scheme Company in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of LLB, any of its subsidiaries and any Scheme Company at the time of its incurrence does not exceed the following limits:

(1) where the total amounts made for the redemption and purchase of the Bonds and the total amounts made for the redemption and purchase of the SPV Debts (collectively, "Redemption and Repayment Amounts") paid by LLB and/or the SPV up to that time is less than 50% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 20% of that Redemption and Repayment Amounts paid by LLB and/or the SPV up to that time;

(2) where the Redemption and Repayment Amounts paid by LLB and/or the SPV up to that time is equal to or exceeding 50% but less than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and SPV Debts, the limit shall be 35% of that Redemption and Repayment Amounts paid by LLB up to that time; and

(3) where the total Redemption and Repayment Amounts paid by LLB and/or the SPV up to that time is equal to or more than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 50% of that total Redemption and Repayment Amounts paid by LLB and/or the SPV up to that time,

(c) Disposal of assets/shares: LLB will not and the SPV will not allow LLB to dispose or permit any of its subsidiaries or any Scheme Company to dispose any of the following:

(i) assets/shares in the Group Divestment Programme:

(aa) where the disposal price of such asset/share is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share. For the purposes of this sub-clause, the market value of the asset/share shall be determined by an independent professional valuer appointed by LLB, its subsidiaries or the Scheme Companies and any Security Party and any Security Party, and a copy must be sent to the SPV, the Trustee/Facility Agent for its consideration no later than two (2) months prior to the Trustee/Facility Agent giving its written approval, and such valuation shall have been carried out not more than six (6) months prior to the date of the sale of the such asset/share; and/or

(bb) where the disposal price of such asset/share is equal to or more than Ringgit Malaysia Five Million (RM5,000,000.00); and/or

(cc) where the sale of such asset/share is to a Related Party;

and

(ii) assets/shares not in the Group Divestment Programme (save and except for assets/ shares acquired by LLB, any of its subsidiaries or any Scheme Company after the date of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements the purchase of which are funded from monies other than Dedicated Cash flow) where the disposal price of such asset/share:

(1) is:

(aa) more than Ringgit Malaysia Twenty Five Million (RM25,000,000.00); or

(bb) twenty per cent (20%) or more of the audited Consolidated NTA of LLB,

whichever is the lower; and

(2) is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share,

in which event LLB, its subsidiaries or the Scheme Companies or the Security Party shall forward to the SPV, the Trustee/Facility Agent prior to the disposal of such asset/share, the valuation report carried out on such asset/share (not more than six (6) months prior to the date of the sale of the such asset/share) which market value shall be determined by an independent professional valuer appointed by LLB, its subsidiaries or the Scheme Companies or the Security Party, and the net proceeds from the disposal of such assets/shares exceeding Ringgit Malaysia Two Million (RM2,000,000.00) shall be deposited into the Escrow Account to be held by the Security Trustee for the benefit of the Bondholders, the SPV Holders and LLB PROVIDED ALWAYS THAT the net proceeds from the disposal of such assets/shares shall be utilised towards the redemption of the Bonds and the SPV Debts in the following percentages:

Net Proceeds of assets/shares (on per disposal basis) (RM)	Bondholders/ Debt Holders	Issuing PLC
Up to 2,000,000.00	-	100%
From 2,000,001.00 up to 5,000,000.00	50%	50%
Thereafter, in excess of 5,000,000.00	70%	30%

For the avoidance of doubt, "Net Proceeds" shall mean the balance of the proceeds from any disposal of assets/shares after deducting taxes payable in respect of that disposal and any direct incidental expenses related thereto. Further, LLB may utilise its share of the Net Proceeds as set out above without restrictions.

For the purposes of this clause, it is hereby agreed that separate disposals will be aggregated and treated as if they were one if the terms of such disposal were agreed upon within a period of twelve (12) months. Without prejudice to the generality of the foregoing, the following disposals will also be aggregated for the purposes of this clause:

(A) disposals entered into with the same party or with parties connected with one another within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965;

(B) disposals involving the disposal of assets/shares in one particular company or entity;

(C) transactions involving the disposal of various parcels of land contiguous to each other;

(d) Loans and advances: LLB will not and the SPV will not allow LLB, save and except for normal trade credit or the making of loans to staff and executive directors pursuant to a staff benefit scheme where such executive directors are included in the scheme, make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(e) Loans to directors, shareholders and related companies: LLB will not and the SPV will not LLB to make any loans to its directors except pursuant to Section 133 of the Companies Act, 1965 or its related or associated companies other than in accordance with the GWRS except pursuant to Section 133A of the Companies Act, 1965 and where the loans proceeds are from rights issues or new borrowings approved hereto;

(f) Dividends: LLB will not and the SPV will not allow LLB to declare or pay any cash dividend (excluding dividends equivalent to one per cent (1%) of par value of the shares to such companies or such amount which is required to maintain its trustee status) or make any other cash distribution on or in respect of any of its share capital;

(g) Prepayment of other loans: LLB will not and the SPV will not allow LLB to make any prepayment of any other loans or indebtedness if there are any monies outstanding under the LLB Trust Deed, the LLB Facility Agreement or the SPV Facility Agreements which is overdue and unpaid save and except where such source of prepayments are not from the Redemption Account or any Dedicated Cash flow and LLB, each Scheme Companies and each Security Party are not in default under the terms of the GWRS Documents;

(h) Share Capital: LLB will not and the SPV will not allow LLB, save and except for the exercise of a rights issue, reduce or in any way whatsoever alter, its authorised and/or issued shares in existence at the date hereof;

(i) Constitutional documents: LLB will not and the SPV will not allow LLB to add to, delete, vary or amend its constitutional documents or change its financial year;

(j) Redemption of share capital: LLB will not and the SPV will not allow LLB to redeem any share capital (except where such shares may only be redeemed out of the proceeds of a fresh issue of ordinary shares of LLB);

(k) Enter into partnership: LLB will not and the SPV will not allow LLB, save in the ordinary course of business of LLB, enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(l) Indebtedness owed to LLB etc: LLB will not and the SPV will not allow SPV to release, surrender, reduce, waive, amend or vary or permit a release, surrender, reduction, waiver, amendment, or variation of the amount of any indebtedness owed to it, any of its subsidiaries or any Scheme Company or any Security Party by any person or the terms upon which the same is outstanding PROVIDED THAT LLB could reduce, amend or vary amounts owing by trade creditors in the ordinary course of business;

(m) Disposal: LLB will not and the SPV will not allow LLB, subject to sub-clause (c) above, enter or allow any of its subsidiaries or any Scheme Companies or any Security Party to enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or any of its subsidiaries or any Scheme Companies or any Security Party or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of LLB's, any of its subsidiaries' or any Scheme Companies or any Security Party' undertaking, business or assets;

(n) Restriction on transaction: LLB will not and the SPV will not allow LLB to enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(o) No Investment: LLB will not and the SPV will not LLB, save in the ordinary course of business, undertake any further investments other than the existing investments disclosed in writing to the Trustee/Facility Agent prior to the execution of the LLB Trust Deed, the LLB Facility Agreement or the SPV Facility Agreements unless financed from additional equity capital or from new borrowings approved hereto or monies otherwise than from the Redemption Account or any Dedicated Cash flow;

(p) Disposal of effective Shareholding in SFI: dispose of all or any part of LLB's effective shareholding in SFI, save and except for the following:

   (i) Sale of majority shareholding in SFI: where the disposal of all or such part of the Issuer's effective shareholding in SFI resulting in the LLB Group's effective shareholding in SFI being reduced to less than fifty per cent (50%) plus one (1) share is on normal commercial terms and on the basis of arm's length arrangement at a consideration no less than eighty per cent (80%) of the market value (as valued by an independent professional valuer and such valuation to be carried out not earlier than six (6) months before the date of disposal) and where the net disposal proceeds is sufficient to satisfy the net present value of the entire projected dividends to be distributed by SFI to the Issuer for the year 2002 to 2011 (the "Dedicated Dividends"), attributable to the Issuer's entire effective shareholding in SFI; or

(ii) Sale of minority shareholding of SFI: where the disposal of all or such part of LLB Group's effective shareholding in SFI (not resulting in LLB Group's effective shareholding in SFI being reduced to less than fifty per cent (50%) plus one (1) share) is on normal commercial terms and on the basis of arm's length arrangement at a consideration where the net proceeds from such disposal is equal to or exceeds the net present value of the Dedicated Dividends attributable to that part of the effective shareholding of the Issuer to be disposed.

In the event of a disposal where the consideration consists partly or entirely in non-cash consideration, the Issuer shall ensure that the non-cash consideration is in the form of asset which are readily convertible into cash (for example, quoted shares) and the Issuer shall realise and convert such non-cash consideration into cash within the period stipulated below:

(I) in the case of a disposal under item (i) above, at least fifty per cent (50%) of the non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration and the balance thereof shall be converted into cash no later than within twenty four (24) months of the date of receipt of the consideration; and

(II) in the case in the case of a disposal under item (ii) above, the entire non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration;

subject always to the obligation on the Issuer to convert such amount of the non-cash consideration into cash which will match the amount of the Dedicated Dividends proposed to be distributed to the Issuer to meet the next scheduled repayment.

In the event of a disposal as permitted under paragraph (i) and (ii) above, the cash proceeds and the net proceeds from the conversion of non-cash considerations shall be paid into the Redemption Account. Only the net proceeds equivalent to the net present value of the Dedicated Dividends shall be utilised towards prepayment of the Bonds on a pro rata basis. The excess net proceeds, if any, over and above the net present value of the Dedicated Dividends shall be used for tender in the manner of a cash tender exercise as provided in the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement respectively; and

(q) Dilution of effective shareholding in SFI (other than by disposal): dilute or cause a dilution of the Issuer's effective percentage shareholding in SFI (by any means whatsoever other than by disposal) save and except for the following:

(i) Dilution of majority shareholding: where the dilution of the Issuer's effective shareholding in SFI will result in the Issuer's effective shareholding in SFI being reduced to less than fifty per cent (50%) plus one (1) share, the Issuer shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the Bonds and the Class B LLB Debts on a pro rata basis) equivalent to the net present value of the entire Dedicated Dividends, if any, attributable to the Issuer's entire effective shareholding in SFI; and

(ii) Dilution of minority shareholding: where the dilution of the Issuer's effective percentage shareholding in SFI will not result in the Issuer's effective shareholding in SFI being reduced to less than fifty percent (50%) plus one (1) share, the Issuer shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the Bonds and the Class B LLB Debts on a pro rata basis) equivalent to the net present value of the Dedicated Dividends, if any, attributable to that part of the Issuer's effective shareholding in SFI being diluted.

In respect of the SPV Debts, the following additional covenant shall apply:-

SPV Activities: notwithstanding other provisions in this clause above:

(i) create, incur, assume, suffer or permit to exist over all or any of its business or assets any Security Interest other than those permitted under the SPV Facility Agreement or other Issue Documents;

(ii) create, incur, assume, guarantee or permit to exist any Indebtedness with respect to the SPV except any Indebtedness arising from this Agreement;

(iii) save for in the ordinary course of business, dispose any of its assets;

(iv) make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(v) declare or pay any dividend or make any distribution on or in respect of any of its share capital;

(vi) reduce or in any way whatsoever alter its authorised and/or issued share capital;

(vii) add to, delete, vary or amend its constitutional documents or change its financial year;

(viii) enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(ix) enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of its undertaking, business or assets;

(x) enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(xi) save in the ordinary course of business, undertake any investments;

(xii) agree to any termination, waiver or consent to any act or omission which would constitute a breach, or settlement or compromise of any claim with LLB in respect of the LLB Debts;

(xiii) where any provision of the LLB Facility Agreement or any other terms of the LLB Debts makes reference to or requires the approval, consent, certification or opinion of the SPV, so approve, consent, certify or opine without the agreement of the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) to such approval, consent, certification or opinion;

(xiv) amend, supplement, vary or in any way alter or agree to any such amendment, supplement, variation or alteration to any of the provision of the AMB Facility Agreement or any other terms of the AMB Debts; and

(xv) give approval as to any amendment to or any waiver of the rights of LLB under TSWC Undertaking.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure III

REPRESENTATIONS AND WARRANTIES

Save as disclosed to the Trustee/Facility Agent as at the date of the LLB Trust Deed, the Facility Agreement or the SPV Facility Agreements, LLB/SPV represents and warrants to the Trustee/Facility Agent and Bondholders/SPV Debt Holders that:

(a) Contract or commitment: since 30 June 2002, no Scheme Companies has entered into any contract or commitment of an unusual or onerous nature (other than in the ordinary course of business), which, in the context the Bonds/SPV Debts may be material for disclosure in the context of the GWRS and each Scheme Companies has carried on its business in the ordinary and usual course in the context of the GWRS;

(b) Status: LLB, SPV and each Scheme Company is a company duly incorporated under the laws of Malaysia or in the event that any of such companies is not incorporated in Malaysia, the laws of its country of incorporation, and has full power and authority to conduct its business and to execute and deliver and comply with the provisions of the GWRS;

(c) Issue Documents: the creation and issue of the Bonds/SPV Debts and the execution and delivery of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements and the GWRS Documents, and the performance of the terms herein and therein have been duly authorised by LLB/SPV and that the same constitute or will constitute legal, valid and binding obligations of LLB enforceable in accordance with their respective terms;

(d) Powers and authorisations: the execution and delivery by LLB and/or the SPV of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements does not and will not infringe any applicable law or regulation and are not and will not be contrary to the provisions of the Memorandum and Articles of Association of LLB and/or the SPV and will not infringe any terms of, or constitute a default under, any instrument or agreement to which LLB and/or the SPV is a party or by which it or its property is bound;

(e) Litigation: no Scheme Company is involved in, nor has LLB and/or the SPV knowledge of any threat or circumstances likely to lead to, any litigation or arbitration or administrative proceedings which might, individually or in the aggregate, be material in the context of the GWRS;

(f) Consents: that all consents, clearances, approvals, authorisations and orders of any court, government department or other regulatory body in Malaysia or elsewhere and all corporate consents, approvals and authorisations required by LLB or the SPV for or in connection with the execution and delivery of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements and the Issue Documents have been obtained and will remain in full force and effect;

(g) Taxation: all necessary returns have been delivered by or on behalf of LLB, SPV and each Scheme Company to the relevant taxation authorities and none of them is in default in the payment of any taxes, and no claim is being asserted with respect to taxes which is not disclosed in the relevant financial statements;

(h) Information: the information furnished by LLB/SPV and each Scheme Company in connection with the Scheme does not contain any untrue statement or omit to state any fact the omission of which makes the statements therein, in the light of the circumstances under which they were made, misleading, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by LLB/SPV;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

(i) No Immunity: in any proceedings taken in Malaysia or else where in relation to the GWRS, neither LLB, SPV nor any Scheme Company will be entitled to claim for itself or any of its respective assets immunity from suit, execution, attachment or other legal process;

(j) No cross default: save as disclosed in writing to the Trustee prior to the execution of the LLB Trust Deed of matters which may have a material adverse effect on LLB, SPV or any Scheme Company, and in the case where remedial action is required to be taken by LLB or procured to be taken by LLB or the SPV in respect of any Scheme Company as a consequence of such disclosure, LLB or the SPV has remedied or procured the remedy of these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, no event has occurred which constitutes, or which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute, a contravention of, or default under, any agreement or instrument by which LLB, the SPV or any Scheme Company or any of its/their assets is bound or affected;

(k) Accounts: the audited financial statements (including the income statement and balance sheets) of LLB, the SPV and the Scheme Companies for the year ended 30 June 2002 have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia and give a true and fair view of its financial condition and results of operations for the relevant period, and all liabilities have been fully disclosed or reserved against, and the latest interim accounts of LLB, the SPV and the Scheme Companies have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(l) Material change in financial condition: there has been no material adverse change in the financial condition or operations of LLB, the SPV and the Scheme Companies since 30 June 2002;

(m) No security: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by LLB or the SPV as a consequence of such disclosure, LLB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, none of the assets, properties and rights of LLB, the SPV and each Scheme Company is affected by any security interest and LLB, the SPV and each Scheme Company is not a party to, nor is it/they or any of its/their assets bound by, any order, agreement or instrument under which LLB, the SPV or the Scheme Companies is/are, or in certain events may be, required to create, assume or permit to arise any security interest, other than those security interests created pursuant to the GWRS Documents;

(n) Disclosure: LLB or the SPV has fully disclosed in the Scheme all facts relating to LLB, the SPV and the Scheme Companies which LLB or the SPV knows or should reasonably know and which are material for disclosure to the Trustee/Facility Agent;

(o) Title: LLB, the SPV and each Scheme Company is the beneficial owner or has title to all its respective assets;

(p) Event of Default: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by LLB or the SPV as a consequence of such disclosure, LLB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility, no Event of Default has occurred and/or is continuing;

(q) Dissolution: no step has been taken by LLB or the SPV or its/their shareholders nor have any legal proceedings been started or threatened for the dissolution of the Issuing PLC or the SPV or any of the Scheme;

(r) Conduct of Business: LLB, the SPV and each Scheme Company is conducting its business and operations in compliance with all applicable laws and regulations and all directives of governmental authorities having the force of law;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB BONDS

(s) Section 176 of the Companies Act, 1965: save and except pursuant to the GWRS, no step has been taken by LLB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person in its/their behalf nor have any legal proceedings or applications been started or threatened under Section 176 of the Companies Act, 1965 nor has any moratorium been declared or affects LLB, the SPV or any of the Scheme Companies or any part of their debts;

(t) CDRC: save and except pursuant to the GWRS, no step has been taken by LLB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person on its/their behalf to apply to the former Corporate Debt Restructuring Committee for the restructuring of the debts of LLB, the SPV or the Scheme Companies; and

(u) Divestment Assets: LLB has, prior to the date hereof, fully disclosed to the Security Trustee and the Monitoring Accountant the details in respect of the Divestment Assets.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

Save as defined, words and terms used herein are as defined in the draft LLB Facility Agreement.

PRINCIPAL TERMS AND CONDITIONS OF THE LLB DEBTS

Borrower : Lion Land Berhad ("LLB").

Holder of LLB Debts : LLB Harta (L) Limited, a wholly owned subsidiary of the Borrower, incorporated in Labuan ("SPV").

Facility Agent : KPMG Labuan Trust Company Sdn Bhd.

Status and Ranking : The LLB Debts constitute direct, unsubordinated and unsecured obligations of LLB.

The SPV ranks *pari passu* with all other unsecured and unsubordinated creditors of LLB in respect of assets of LLB which are not part of the Additional Security.

"Additional Security" means the security created over the assets proposed to be divested in accordance with LLB divestment programme and certain other assets more particularly set out in the Priority and Security Sharing Agreement.

Denomination and Constitution : The LLB Debts will be denominated in United States Dollars in denominations of USD1.00. The LLB Debts will be constituted by a Facility Agreement to be entered into between the SPV and LLB

Tranches of LLB Debt : There are three (3) tranches of LLB Debts as follows:-

Class B (a) LLB Debts
Class B (b) LLB Debts[1]
Class B (c) LLB Debts[2]

Amount : RM235.08 million nominal amount of LLB Debts (RM162.68 million in net present value of LLB Debts) comprising the following:

Class	Nominal Amount (RM'Million)	Net present value (RM'Million)
B(a)	49.49	39.92
B(b)	60.29	45.89
B(c)	125.30	76.87

Tenure :

Class B (a) LLB Debts	9 Years
Class B (b) LLB Debts	9 Years
Class B (c) LLB Debts	9 Years

Yield to Maturity : The cash yield to maturity for the LLB Debts are as follows:

Class B (a) LLB Debts	5.25%
Class B (b) LLB Debts	5.25%
Class B (c) LLB Debts	5.25%

[1] Issued to Contingent Lenders of Lion Biotech Pte Ltd
[1] Issued to Contingent Lenders of LLB Suria Sdn Bhd

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

Repayment	:	Yearly repayment on the Repayment Dates.
Early Repayment From Surplus In Redemption Account	:	LLB may, at its option, repay the LLB Debts before their scheduled Repayment Dates. LLB shall be obliged to repay the LLB Debts where LLB has available in its Redemption Account, no less than Five Million (RM5,000,000.00) of LLB Dedicated Cash-flow PROVIDED THAT the LLB Debts having a particular Repayment Date shall be repaid (in chronological order) on a pro rata basis with the Bonds having the same redemption date. The amount payable by LLB on early redemption shall be calculated in accordance with the formula set out in Section 6.14 of the Circular.
Purchase	:	LLB and / or its subsidiaries may purchase the Outstanding Principal Amount of the LLB Debts by way of private treaty PROVIDED THAT: (i) LLB shall not utilise proceeds from a capital fund raising exercise of whatsoever nature for such purchase; (ii) the aggregate amount of such purchase shall not exceed Ringgit Malaysia Eight Million (RM8,000,000.00); (iii) such purchase shall not be made by LLB and/or its subsidiaries from any party which may be directly or indirectly controlled or influenced by LLB and/or any person connected with LLB within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965; and (iv) LLB shall not utilise the Dedicated Cashflows or any money in the Redemption Account for such purchase. LLB may purchase the Outstanding Principal Amount of LLB Debts from the SPV by using the proceeds from a capital fund raising exercise and/or for an aggregate amount exceeding Ringgit Malaysia Eight Million (RM8,000,000.00) PROVIDED THAT:- (a) there is a tender exercise by LLB which is equally open to all SPV Debt Holders in the same class as the Bondholders; and (b) the SPV Debt Holder holding the SPV Debt which corresponds to that LLB Debt accepts the tender and agrees to the purchase.
Interest on Late Payment	:	One per cent (1%) per annum above the relevant Yield to Maturity applicable to that LLB Debt on such amounts due up to but excluding the day upon which payment in full is in fact made.
Payment of Back-End Amount and Loyalty Payment	:	Payment of the nominal value of the Back-End Amount (calculated in accordance with the formula set out in the Appendix to the Circular) shall be made to the Class B Bond Holders and to the SPV to pay the Class B SPV Debt Holders.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

A Loyalty Payment in addition to the cash Yield to Maturity shall be payable to Class A Bonds / Class B Bonds and to the SPV to pay the Class B SPV Debts:-

Type	Loyalty Payment
Class B SPV Debts	Up to 0.60%

Payment of the Back-End Amount and Loyalty Payment is conditional upon the full redemption of all classes of Bonds / SPV Debts, and subject to the extent of the apportioned "Relevant Amount", namely, cash amount calculated as follows:

(i) excess of the actual aggregate over the forecast / projected aggregate net divestment proceeds from the Group Divestment Programme for LLB and its group of companies during the period from the Issue Date to the date of full redemption of all Bonds / SPV Debts; and

(ii) the excess of the audited aggregate over the forecast / projected aggregate profit to SFI's shareholders during the period from the Issue Date to the date of full redemption of all Bonds / SPV Debts; and

(iii) the Loyalty Payment and Back-End Amount from the ACB Bonds backing the Bonds and the SPV Debts during the period from the Issue Date to the date of full redemption of all the Bonds / SPV Debts.

Priority of payment of the Back-End Amount and Loyalty Payment from the Relevant Amount is set out in Section 6.16 of the Circular.

Transfer Restrictions : The LLB Debts are not transferable.

Taxation : All payments made by LLB to the SPV will be made in full without any deduction or withholding unless required by law.

Events of Default : Where an event of default has occurred or deemed to have occurred in respect of the Bonds and SPV Debts, an event of default shall be deemed to have occurred in respect of the LLB Debts.

Declaration of Default : If an Event of Default has been declared in respect of the SPV Debts, the SPV shall be deemed to have made a declaration of an Event of Default in respect of the LLB Debts.

Covenants : Customary covenants for an exercise of this nature and consistent to those applicable to the LLB Bonds. These are set out in Annexure II.

Representations and Warranties : Customary representations and warranties in relation to an exercise of this nature and consistent to those applicable to the LLB Bonds. These are set out in Annexure III.

Governing Law : Malaysian law.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure I

EVENTS OF DEFAULT

If at any time and for any reason, whether within or beyond the control of LLB/SPV, any one of the following events occurs, that is to say:

(a) Non-payment: LLB fails to pay any sums due under the GWRS Documents:

(i) where a valid Rights Issue Notice has been given, within one hundred and eighty (180) days of such sums becoming due PROVIDED THAT LLB shall at all times comply with the provisions of the Rights Issue covenants set out in Annexure I(a) herein and in the event LLB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(ii) where a valid Private Placement Notice has been given, within ninety (90) days of such sums becoming due PROVIDED THAT LLB shall at all times comply with the provisions of the Private Placement covenants set out in Annexure I (b) herein and in the event LLB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(iii) in all instances (other than pursuant to sub-clauses (a)(i) or (ii) above), within fourteen (14) days of such sums becoming due;

(b) Rights Issue/Private Placement: LLB fails to observe or perform any of the Rights Issue covenants or the Private Placement covenants set out in Annexure I (a) and (b) herein respectively;

(c) Breach of obligations: failure of either LLB or any Scheme Companies or any Security Party to observe or perform any of its/their respective obligations under any Issue Documents (other than in respect of LLB's obligations under paragraphs (a) and (b) above) which is not remedied to the satisfaction of the Trustee/Facility Agent within thirty (30) days after receipt by LLB or the respective Scheme Companies or the respective Security Party of a notice from the Trustee/Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(d) Appointment of receiver, legal process: an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of LLB or any Scheme Companies or any Security Party to values in excess of five per cent (5%) of the Consolidated NTA of LLB, or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(e) Composition or winding up: LLB or any Scheme Companies or any Security Party convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of LLB or such Scheme Companies or such Security Party, as the case may be, or a petition for winding up is presented against LLB or such Scheme Companies or such Security Party, as the case may be, and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(f) Unlawfulness: it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for LLB or any Scheme Companies or any Security Party to perform or comply with any one or more of their respective obligations under any of the GWRS Documents;

(g) Misrepresentation: any representation, warranty or statement which is made by LLB or any Scheme Companies or any Security Party which is contained anywhere else or in connection herewith proves to be incorrect in any material respect;

(h) Cessation of business: LLB or any Scheme Company or any Security Party changes the nature or scope of its/their business, suspends a substantial part of the present business operations which it/they now conduct directly or indirectly, or any governmental authority expropriates or threatens to expropriate all or part of its/their assets;

(i) Cross-default: any indebtedness of LLB or any Scheme Company or any Security Party becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by LLB or any Scheme Companies or any Security Party is not discharged at maturity or when called or LLB or any Scheme Companies or any Security Party goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(j) Litigation: any litigation, arbitration, winding up or administrative proceeding is filed against LLB or any Scheme Companies or any Security Party PROVIDED THAT the amount of such claim filed shall be in excess of five per cent (5%) of the Consolidated NTA of LLB;

(k) Ineffective or invalid provision: any provision of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreement or the GWRS Documents or any of the Security Documents is or becomes, for any reason, invalid or unenforceable or if any law is brought into effect which purports to render ineffective or invalid any provision of the LLB Trust Deed or the SPV Facility Agreement or the GWRS Documents or any of the Security Documents;

(l) Judgment outstanding: any judgments in an amount in excess five per cent (5%) of the Consolidated NTA of LLB as at the date of the judgement shall be entered against LLB or any Scheme Companies or any Security Party unless an application has been made by LLB or such Scheme Company or such Security Party to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(m) Licence: any licence, authorisation, approval, consent, order, exemption, registration is suspended or is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect and such revocation results in LLB or any Scheme Company or any Security Party ceasing its/their business operations;

(n) Nationalisation: save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Trustee/Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of LLB or any Scheme Companies or any Security Party shall be condemned, seized or otherwise appropriated;

(o) Moratorium and/or Restraining Order: LLB or any Scheme Companies or any Security Party obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of or other suspension of payments generally;

(p) Jeopardy: any securities created in any of the Security Documents or otherwise is in jeopardy or ineffective;

(q) Repudiation: LLB or any Scheme Companies or any Security Party repudiates or take steps to repudiate the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreement or any Issue Documents or any GWRS Document is alleged by LLB or any Scheme Companies or any Security Party not to be in proper legal form for the enforcement thereof in the courts of Malaysia or laws of any applicable jurisdiction;

(r) Change in Substantial Shareholder: save in accordance with the Scheme and pursuant to the GWRS, there is any change in the controlling shareholders of LLB or any Scheme Companies or any Security Party (where for the purposes of this clause, "controlling shareholder" shall be defined as a shareholder with a shareholding of thirty three per cent (33%) or more in the relevant company); or

(s) Material Adverse Change: any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of LLB or any Scheme Companies or any Security Party;

In respect of the SPV Debts, the following additional event of default shall apply:-

(I) SPV: any of the following occurs:

(i) the SPV fails to pay any sums due under the SPV Facility Agreement or other Issue Documents within fourteen (14) days of such sums becoming due;

(ii) the SPV fails to observe or perform any of its obligations under the SPV Facility Agreement or other Issue Documents (other than the payment obligation referred to in paragraph (i) above) which is not remedied to the satisfaction of the Facility Agent within thirty (30) days after receipt by the SPV a notice from the Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(iii) an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of the SPV or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(iv) the SPV convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of the SPV or a petition for winding up is presented against the SPV and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(v) it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for the SPV to perform or comply with any one or more of their respective obligations under the SPV Facility Agreement or other Issue Documents;

(vi) any indebtedness of the SPV becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by the SPV is not discharged at maturity or when called or the SPV goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(vii) any litigation, arbitration, winding up or administrative proceeding is filed against the SPV;

(viii) any judgments shall be entered against the SPV unless an application has been made by the SPV to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(ix) save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of the SPV shall be condemned, seized or otherwise appropriated;

(x) the SPV obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

(xi) the SPV repudiates or takes steps to repudiate the SPV Facility Agreement or any other Issue Documents;

(xii) there is any change in the shareholding of the SPV; or

(xiii) any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of the SPV,

then, whether or not any such Event of Default is continuing, the Trustee/Facility Agent may or shall if so instructed by the relevant holders of the LLB Bonds/SPV Debts by Special Resolution (other than in circumstances described in sub-clauses (p), (r), (s), and in respect of the SPV Debts, (I)(xii) and (I)(xiii) above, in respect of which the Trustee/Facility Agent shall only act in accordance with the instructions of the holders of the LLB Bonds/SPV Debts) declare by notice in writing to LLB/SPV that an Event of Default has occurred whereupon :

(i) all amount payable under the GWRS Documents shall become immediately due and payable; and

(ii) without further notice to LLB/SPV, institute such proceedings and take such steps as it thinks fit including enforcing remedies under each of the GWRS Documents.

Each of the paragraphs above is to be construed independently and no one Event of Default limits the generality of any other Event of Default.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure I (a)

RIGHTS ISSUE COVENANTS

LLB further covenants and undertakes with the SPV and the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds/LLB Debts have been discharged:

(a) SC Submissions: if a Rights Issue Notice has been given, LLB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Rights Issue; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Rights Issue or a change in the amount to be raised by the Rights Issue, unless even after the change, sufficient funds would be raised by LLB to make all payments which are overdue.

For the purpose of this clause, a Rights Issue Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that LLB proposes to carry out a Rights Issue for the purpose of raising funds to pay for some or all of the Bonds/LLB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Rights Issue; and
(ee) provide particulars of the timing of the Rights Issue, the amount to be raised, the basis of the Rights Issue and the proposed issue price of the new shares;

(b) SC approval: LLB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as shall be required under any law (the "Other Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Other Approving Authority to the Rights Issue, LLB shall notify the SPV, Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or the Other Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or Other Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Other Approving Authority, within seven (7) days from the date of submission to the Securities Commission or the Other Approving Authority, as the case may be;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

(d) Results of appeal: in the event that an appeal has been made by LLB to the Securities Commission, LLB shall use its best endeavours to obtain the decision approval or rejection of the Securities Commission or the Other Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of receipt of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Other Approving Authority, LLB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee/Facility Agent and the Securities Commission or the Other Approving Authority of either (a) its acceptance of all conditions imposed by the Securities Commission or the Other Approving Authority; or (b) its intention to discontinue with the Rights Issue;

(f) Books closure: LLB shall declare the books closure date in respect of a Rights Issue referred to in a Rights Issue Notice no later than one hundred and ten (110) days after the due date for the redemption of the Bonds to which the Rights Issue relates; and

(g) Shareholders and other approvals: LLB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Rights Issue prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure I(b)

Private Placement Covenants

LLB further covenants and undertakes with the SPV, the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds have been discharged:

(a) SC Submissions: if a Private Placement Notice has been given, LLB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Private Placement; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Private Placement or a change in the amount to be raised by the Private Placement, unless even after the change, sufficient funds would be raised by LLB to make all payments which are overdue.

For the purpose of this clause, a Private Placement Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that LLB proposes to carry out a Private Placement for the purpose of raising funds to pay for some or all of such Bonds/LLB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Private Placement; and
(ee) provide particulars of the timing of the Private Placement, the amount to be raised, the basis of the Private Placement and the proposed issue price of the new shares;

(b) SC approval: LLB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as may be required under law ("Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant ;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Approving Authority as the case may be to the Private Placement, LLB shall notify the SPV and the Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or such Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or the Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Approving Authority, as the case may be, within seven (7) days from the date of submission to the Securities Commission or the Approving Authority as the case may be;

(d) Results of appeal: in the event that an appeal has been made by LLB to the Securities Commission or the Approving Authority as the case may be, LLB shall use its best endeavours to procure the decision, approval or rejection of the Securities Commission or such Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Approving Authority as the case may be, LLB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee, the Security Trustee, the Monitoring Accountant and the Securities Commission or the Approving Authority, as the case may be of either (i) its acceptance of all conditions imposed by the Securities Commission or such Approving Authority; or (ii) its intention to discontinue with the Private Placement; and

(f) Shareholders and other approvals: LLB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Private Placement prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure II

POSITIVE COVENANTS

LLB/SPV covenants and undertakes with the SPV, the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder and under the Bonds/LLB Debts have been discharged:

(a) Conduct of business: LLB will and the SPV will ensure that LLB conduct its business and affairs with due diligence and efficiency and in accordance with sound financial and commercial standards and practices and in accordance with its constitutional documents;

(b) Financial Information: at some date no later than two (2) months after the expiration of each quarter of the financial year of LLB, LLB/SPV shall cause to be made out and lodged with the Kuala Lumpur Stock Exchange and the Trustee/Facility Agent a consolidated balance sheet and profit and loss account of such quarterly period of LLB and the SPV;

(c) Default: if LLB/SPV becomes aware of the occurrence of an Event of Default it will forthwith notify the SPV, the Trustee/Facility Agent and provide the SPV, the Trustee/Facility Agent with full details of any steps which it is taking, or is considering taking, in order to remedy or mitigate the effect of the Event of Default or otherwise in connection with it and it will take such reasonable steps as may be required by the SPV, theTrustee/Facility Agent in order to remedy or mitigate the effect of the Event of Default;

(d) Capital Expenditure: LLB/SPV shall seek prior consent of the SPV, the Trustee/Facility Agent acting on the instructions of Bondholders/SPV Debt Holders by Ordinary Resolution before LLB and/or any of its subsidiaries incurs any capital expenditure:

  (i) for any new investment which is not within the core business(es) of LLB or such subsidiary set out in the LLB Trust Deed, the LLB Facility Agreement and the SPV Facility Agreement; or

  (ii) exceeding twenty five per cent (25%) of the Consolidated NTA of LLB;

(e) Consents and Licences: LLB will and the SPV will and will cause LLB to obtain and promptly renew from time to time upon request by the SPV, the Trustee/Facility Agent and promptly deliver to the SPV, the Trustee/Facility Agent certified true copies of, any authorisation, approval, consent, licence, exemption, registration, recording, filing or notarisation as may be necessary to ensure the validity, enforceability or priority of each Issue Document or the rights of the SPV, the Trustee/Facility Agent under the LLB Trust Deed, the LLB Facility Agreement and the SPV Facility Agreement and any other agreement related therewith, and LLB will and the SPV will ensure that LLB comply with the terms and conditions of all such authorisation, approval, consent, licence, exemption, registration, recording, filing and notarisation, including but not limited to the terms and conditions of the approval from the Securities Commission in respect of the GWRS;

(f) Insurance: LLB will and the SPV will ensure that LLB will at all times arrange for and maintain full insurable value and such insurance in respect of its insurable assets and the assets of each Scheme Companies and any Security Party and any Security Party against all risks (including third party risks) which a prudent company carrying on a business similar to that of LLB, each Scheme Companies and each Security Party would normally insure;

(g) Compliance with Group Divestment Programme: LLB shall and the SPV will cause LLB to ensure that the Monitoring Accountant shall be actively involved with the monitoring of LLB's efforts and actions in relation to its Group Divestment Programme as provided in the GWRS and LLB shall furnish quarterly reports on the progress of the Group Divestment Programme to the Monitoring Accountant and render all such assistance and co-operation and provide all such information, documents and reports as may be requested from time to time by the Monitoring Accountant;

(h) Ranking: the liabilities of LLB/SPV under the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement rank and will rank prior in point of priority to all its other unsecured and unsubordinated liabilities (both actual and contingent) except:

   (i) liabilities which are subject to liens or rights of set-off arising in the normal course of trading and the aggregate amount of which is not material; and

   (ii) liabilities which are preferred solely by Malaysian law and not by reason of any Security Interest;

(i) Subordination: LLB will and the SPV will cause LLB to ensure that all and any advances by its directors or shareholders (other than the Scheme Creditors holding shares in LLB pursuant to the GWRS) to it are to be subordinated to its liabilities to the SPV/Trustee under the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements;

(j) Preparation of accounts: LLB/SPV and the Scheme Companies and any Security Party and any Security Party will and the SPV will ensure that the parties will prepare financial statements on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(k) Record on business: LLB/SPV will and the SPV will ensure that LLB will maintain and cause to be maintained records adequate to record and reflect the operations and financial condition of LLB, the SPV and each Scheme Companies and each Security Party, and it will at all times permit and procure permission for the Trustee/SPV or the Facility Agent or its agents and servants at all reasonable times to have access to and to inspect its books of accounts and records of LLB and each Scheme Company relating to its respective business at any office, branch or place of business of LLB or elsewhere;

(l) Appointment of Monitoring Accountant: LLB shall appoint or permit the Trustee/Facility Agent, as the case may be to appoint at LLB's cost and expense and with written notice to LLB, such reputable professional monitoring accountant acceptable to the Trustee/Facility Agent for the purposes of ensuring that the obligations created under the GWRS are carried out in accordance with the terms and conditions of the GWRS Documents and in accordance with normal industry practice. LLB shall and the SPV will cause LLB to ensure that there shall be a Monitoring Accountant appointed at all times during the tenure of the Bonds/SPV Debts and until full repayment of the Secured Indebtedness;

(m) Litigation: LLB will and the SPV will ensure that LLB promptly notify the Trustee/Facility Agent, as the case may be of:

   (i) any default or event of default under any other contractual obligation of LLB, the Scheme Companies or the Security Party; or

   (ii) any litigation investigation or proceeding which may exist at any time between LLB or the Scheme Companies or the Security Party; or

   (iii) any litigation or proceeding before any court or governmental regulatory agency affecting LLB or the Scheme Companies or the Security Party;

   if so requested by the SPV, the Trustee/Facility Agent or if the value of such contractual obligation, litigation, investigation or proceeding is equal to or exceeds five per cent (5%) of the Consolidated NTA of LLB.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

Each such notice pursuant to this sub-clause shall be given by LLB to the SPV, the Trustee/Facility Agent, as the case may be, not later than fourteen (14) days after LLB has knowledge of the occurrence referred to therein;

(n) Taxes: LLB/SPV, each Scheme Companies and each Security Party will pay and discharge all taxes, assessments and governmental charges or levies imposed on it/them;

(o) Authorised Signatories: LLB/SPV, the Scheme Companies and the Security Party will forthwith notify the SPV, the Trustee/Facility Agent if any of LLB's, SPV's or the Scheme Companies or the Security Party' authorised signatories are no longer authorised to act on LLB's, SPV's or the Scheme Companies or the Security Party' behalf in relation to the Scheme;

(p) Appointment of Auditors: LLB will and will cause the Scheme Companies and the Security Party to nominate such auditor or firm of auditors which are either:

(i) auditors of LLB or any Scheme Companies and any Security Party as at the date of the LLB Trust Deed, LLB Facility or SPV Facility Agreement; or

(ii) on the panel of any financial institution in Malaysia as at the date of their appointment,

in respect of any matter connected with the accounts and operations of LLB, the Scheme Companies and the Security Party respectively;

(q) Punctual Payment: LLB/SPV will punctually pay all amounts due and will perform and cause and procure the Scheme Companies and the Security Party to perform all its/their obligations under the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement and/or the Issue Documents;

(r) Payment of Outgoings: LLB/SPV, the Scheme Companies and the Security Party will punctually pay all quit rents, rates, taxes and all outgoings payable in connection with or arising out of LLB's/SPV's, the Scheme Companies and the Security Party' business, assets or properties and LLB, the Scheme Companies and the Security Party will furnish to the Trustee/Facility Agent the receipts for all such payments; and

(s) Further assurance: LLB/SPV, the Scheme Companies and the Security Party will at its/their own cost and expense, execute, sign, perfect, register every document, act or thing as in the opinion of the SPV, the Trustee/Facility Agent may be necessary or desirable for the implementation, perfection, maintenance and subsequent amendments of the GWRS Documents.

In respect of the SPV Debts, the following additional covenants shall apply:-

(I) LLB Debts: the SPV will observe its obligations and exercise its rights with respect to the LLB Debts, and promptly notify the Facility Agent of any occurrence of an event giving or which may give rise to a claim or constituting or may constitute a breach thereunder or hereunder and the SPV will immediately provide to the Facility Agent all relevant information in respect of the LLB Debts;

(II) Direction from Facility Agent: the SPV will implement and put into effect any direction given by the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) on all matters in connection with the LLB Debts pursuant to the terms and conditions of the SPV Facility Agreement

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

NEGATIVE COVENANTS

LLB/SPV covenants and undertakes with the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder have been discharged, LLB/SPV will not without the written consent of the Trustee/Facility Agent (acting on the instructions of the Bondholders/SPV Debt Holders by Ordinary Resolution) first had and obtained:

(a) Negative Pledge: LLB will not and the SPV will not allow AC to create, incur, assume, suffer or permit to exist over all or any part of its or any of its subsidiaries' or any Scheme Companies or any Security Party' business or assets any security interest other than:

(i) those permitted under the LLB Trust Deed, the LLB Facility Agreement and the SPV Facility Agreement or the Issue Documents;

(ii) any security interest created on an asset acquired by LLB or any of its subsidiaries after the date of the LLB Trust Deed, the LLB Facility Agreement and the SPV Facility Agreements securing indebtedness incurred solely to finance the purchase of such asset and the indebtedness secured does not exceed and is not capable of exceeding the purchase price of such asset;

(iii) any security interest created on an asset acquired by LLB after the date of the LLB Trust Deed, the LLB Facility Agreement or the SPV Facility Agreements the purchase of which is funded from the proceeds of new equity or proceeds which are not Dedicated Cash flow;

(b) Indebtedness: LLB will not and the SPV will not create, incur, assume, guarantee or permit to exist any Indebtedness with respect to LLB, its subsidiaries, the Scheme Companies and the Security Party except:

(i) any Indebtedness arising from the LLB Trust Deed, the LLB Facility Agreement or the SPV Facility Agreement;

(ii) any other Indebtedness which has been disclosed in writing by LLB to the Trustee/Facility Agent prior to the date of the LLB Trust Deed, the LLB Facility Agreement or SPV Facility Agreements ; and

(iii) the following indebtedness:

(1) the outstanding principal amount of any bank borrowings in respect of assets acquired, existing as at the relevant date of the acquisition of those assets and disclosed in writing to the Trustee/Facility Agent prior to the date of the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreements, in relation to which there shall be no recourse whatsoever to LLB or any of its subsidiaries or any Scheme Company, as the case may be. For avoidance of doubt, any indebtedness arising or incurred or assumed on or after the date of acquisition (including any amounts refinanced or restructured) or not otherwise disclosed to the Trustee/Facility Agent prior to the date of the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreements shall be included in the computation of Permitted Indebtedness below; and

(2) the outstanding bank borrowings of the Excluded Companies, the terms of which shall not include any recourse whatsoever against LLB; and

(iv) any Permitted Indebtedness.

For the purposes of this clause, "Permitted Indebtedness" means, at any time, any indebtedness for borrowed moneys incurred or assumed by LLB, any of its subsidiaries and any Scheme Company in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of LLB, any of its subsidiaries and any Scheme Company at the time of its incurrence does not exceed the following limits:

(1) where the total amounts made for the redemption and purchase of the Bonds and the total amounts made for the redemption and purchase of the SPV Debts (collectively, "Redemption and Repayment Amounts") paid by LLB and/or the SPV up to that time is less than 50% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 20% of that Redemption and Repayment Amounts paid by LLB and/or the SPV up to that time;

(2) where the Redemption and Repayment Amounts paid by LLB and/or the SPV up to that time is equal to or exceeding 50% but less than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and SPV Debts, the limit shall be 35% of that Redemption and Repayment Amounts paid by LLB up to that time; and

(3) where the total Redemption and Repayment Amounts paid by LLB and/or the SPV up to that time is equal to or more than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 50% of that total Redemption and Repayment Amounts paid by LLB and/or the SPV up to that time,

(c) Disposal of assets/shares: LLB will not and the SPV will not allow LLB to dispose or permit any of its subsidiaries or any Scheme Company to dispose any of the following:

(i) assets/shares in the Group Divestment Programme:

(aa) where the disposal price of such asset/share is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share. For the purposes of this sub-clause, the market value of the asset/share shall be determined by an independent professional valuer appointed by LLB, its subsidiaries or the Scheme Companies and any Security Party and any Security Party, and a copy must be sent to the SPV, the Trustee/Facility Agent for its consideration no later than two (2) months prior to the Trustee/Facility Agent giving its written approval, and such valuation shall have been carried out not more than six (6) months prior to the date of the sale of the such asset/share; and/or

(bb) where the disposal price of such asset/share is equal to or more than Ringgit Malaysia Five Million (RM5,000,000.00); and/or

(cc) where the sale of such asset/share is to a Related Party;

and

(ii) assets/shares not in the Group Divestment Programme (save and except for assets/ shares acquired by LLB, any of its subsidiaries or any Scheme Company after the date of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements the purchase of which are funded from monies other than Dedicated Cash flow) where the disposal price of such asset/share:

(1) is:

(aa) more than Ringgit Malaysia Twenty Five Million (RM25,000,000.00); or

(bb) twenty per cent (20%) or more of the audited Consolidated NTA of LLB,

whichever is the lower; and

(2) is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share,

in which event LLB, its subsidiaries or the Scheme Companies or the Security Party shall forward to the SPV, the Trustee/Facility Agent prior to the disposal of such asset/share, the valuation report carried out on such asset/share (not more than six (6) months prior to the date of the sale of the such asset/share) which market value shall be determined by an independent professional valuer appointed by LLB, its subsidiaries or the Scheme Companies or the Security Party, and the net proceeds from the disposal of such assets/shares exceeding Ringgit Malaysia Two Million (RM2,000,000.00) shall be deposited into the Escrow Account to be held by the Security Trustee for the benefit of the Bondholders, the SPV Holders and LLB PROVIDED ALWAYS THAT the net proceeds from the disposal of such assets/shares shall be utilised towards the redemption of the Bonds and the SPV Debts in the following percentages:

Net Proceeds of assets/shares (on per disposal basis) (RM)	Bondholders/ Debt Holders	Issuing PLC
Up to 2,000,000.00	-	100%
From 2,000,001.00 up to 5,000,000.00	50%	50%
Thereafter, in excess of 5,000,000.00	70%	30%

For the avoidance of doubt, "Net Proceeds" shall mean the balance of the proceeds from any disposal of assets/shares after deducting taxes payable in respect of that disposal and any direct incidental expenses related thereto. Further, LLB may utilise its share of the Net Proceeds as set out above without restrictions.

For the purposes of this clause, it is hereby agreed that separate disposals will be aggregated and treated as if they were one if the terms of such disposal were agreed upon within a period of twelve (12) months. Without prejudice to the generality of the foregoing, the following disposals will also be aggregated for the purposes of this clause:

(A) disposals entered into with the same party or with parties connected with one another within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965;

(B) disposals involving the disposal of assets/shares in one particular company or entity;

(C) transactions involving the disposal of various parcels of land contiguous to each other;

(d) Loans and advances: LLB will not and the SPV will not allow LLB, save and except for normal trade credit or the making of loans to staff and executive directors pursuant to a staff benefit scheme where such executive directors are included in the scheme, make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(e) Loans to directors, shareholders and related companies: LLB will not and the SPV will not LLB to make any loans to its directors except pursuant to Section 133 of the Companies Act, 1965 or its related or associated companies other than in accordance with the GWRS except pursuant to Section 133A of the Companies Act, 1965 and where the loans proceeds are from rights issues or new borrowings approved hereto;

(f) Dividends: LLB will not and the SPV will not allow LLB to declare or pay any cash dividend (excluding dividends equivalent to one per cent (1%) of par value of the shares to such companies or such amount which is required to maintain its trustee status) or make any other cash distribution on or in respect of any of its share capital;

(g) Prepayment of other loans: LLB will not and the SPV will not allow LLB to make any prepayment of any other loans or indebtedness if there are any monies outstanding under the LLB Trust Deed, the LLB Facility Agreement or the SPV Facility Agreements which is overdue and unpaid save and except where such source of prepayments are not from the Redemption Account or any Dedicated Cash flow and LLB, each Scheme Companies and each Security Party are not in default under the terms of the GWRS Documents;

(h) Share Capital: LLB will not and the SPV will not allow LLB, save and except for the exercise of a rights issue, reduce or in any way whatsoever alter, its authorised and/or issued shares in existence at the date hereof;

(i) Constitutional documents: LLB will not and the SPV will not allow LLB to add to, delete, vary or amend its constitutional documents or change its financial year;

(j) Redemption of share capital: LLB will not and the SPV will not allow LLB to redeem any share capital (except where such shares may only be redeemed out of the proceeds of a fresh issue of ordinary shares of LLB);

(k) Enter into partnership: LLB will not and the SPV will not allow LLB, save in the ordinary course of business of LLB, enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(l) Indebtedness owed to LLB etc: LLB will not and the SPV will not allow SPV to release, surrender, reduce, waive, amend or vary or permit a release, surrender, reduction, waiver, amendment, or variation of the amount of any indebtedness owed to it, any of its subsidiaries or any Scheme Company or any Security Party by any person or the terms upon which the same is outstanding PROVIDED THAT LLB could reduce, amend or vary amounts owing by trade creditors in the ordinary course of business;

(m) Disposal: LLB will not and the SPV will not allow LLB, subject to sub-clause (c) above, enter or allow any of its subsidiaries or any Scheme Companies or any Security Party to enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or any of its subsidiaries or any Scheme Companies or any Security Party or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of LLB's, any of its subsidiaries' or any Scheme Companies or any Security Party' undertaking, business or assets;

(n) Restriction on transaction: LLB will not and the SPV will not allow LLB to enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(o) No Investment: LLB will not and the SPV will not LLB, save in the ordinary course of business, undertake any further investments other than the existing investments disclosed in writing to the Trustee/Facility Agent prior to the execution of the LLB Trust Deed, the LLB Facility Agreement or the SPV Facility Agreements unless financed from additional equity capital or from new borrowings approved hereto or monies otherwise than from the Redemption Account or any Dedicated Cash flow;

(p) Disposal of effective Shareholding in SFI: dispose of all or any part of LLB's effective shareholding in SFI, save and except for the following:

   (i) Sale of majority shareholding in SFI: where the disposal of all or such part of the Issuer's effective shareholding in SFI resulting in the LLB Group's effective shareholding in SFI being reduced to less than fifty per cent (50%) plus one (1) share is on normal commercial terms and on the basis of arm's length arrangement at a consideration no less than eighty per cent (80%) of the market value (as valued by an independent professional valuer and such valuation to be carried out not earlier than six (6) months before the date of disposal) and where the net disposal proceeds is sufficient to satisfy the net present value of the entire projected dividends to be distributed by SFI to the Issuer for the year 2002 to 2011 (the "Dedicated Dividends"), attributable to the Issuer's entire effective shareholding in SFI; or

(ii) Sale of minority shareholding of SFI: where the disposal of all or such part of LLB Group's effective shareholding in SFI (not resulting in LLB Group's effective shareholding in SFI being reduced to less than fifty per cent (50%) plus one (1) share) is on normal commercial terms and on the basis of arm's length arrangement at a consideration where the net proceeds from such disposal is equal to or exceeds the net present value of the Dedicated Dividends attributable to that part of the effective shareholding of the Issuer to be disposed.

In the event of a disposal where the consideration consists partly or entirely in non-cash consideration, the Issuer shall ensure that the non-cash consideration is in the form of asset which are readily convertible into cash (for example, quoted shares) and the Issuer shall realise and convert such non-cash consideration into cash within the period stipulated below:

(I) in the case of a disposal under item (i) above, at least fifty per cent (50%) of the non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration and the balance thereof shall be converted into cash no later than within twenty four (24) months of the date of receipt of the consideration; and

(II) in the case in the case of a disposal under item (ii) above, the entire non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration;

subject always to the obligation on the Issuer to convert such amount of the non-cash consideration into cash which will match the amount of the Dedicated Dividends proposed to be distributed to the Issuer to meet the next scheduled repayment.

In the event of a disposal as permitted under paragraph (i) and (ii) above, the cash proceeds and the net proceeds from the conversion of non-cash considerations shall be paid into the Redemption Account. Only the net proceeds equivalent to the net present value of the Dedicated Dividends shall be utilised towards prepayment of the Bonds on a pro rata basis. The excess net proceeds, if any, over and above the net present value of the Dedicated Dividends shall be used for tender in the manner of a cash tender exercise as provided in the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement respectively; and

(q) Dilution of effective shareholding in SFI (other than by disposal): dilute or cause a dilution of the Issuer's effective percentage shareholding in SFI (by any means whatsoever other than by disposal) save and except for the following:

(i) Dilution of majority shareholding: where the dilution of the Issuer's effective shareholding in SFI will result in the Issuer's effective shareholding in SFI being reduced to less than fifty per cent (50%) plus one (1) share, the Issuer shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the Bonds and the Class B LLB Debts on a pro rata basis) equivalent to the net present value of the entire Dedicated Dividends, if any, attributable to the Issuer's entire effective shareholding in SFI; and

(ii) Dilution of minority shareholding: where the dilution of the Issuer's effective percentage shareholding in SFI will not result in the Issuer's effective shareholding in SFI being reduced to less than fifty percent (50%) plus one (1) share, the Issuer shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the Bonds and the Class B LLB Debts on a pro rata basis) equivalent to the net present value of the Dedicated Dividends, if any, attributable to that part of the Issuer's effective shareholding in SFI being diluted.

In respect of the SPV Debts, the following additional covenant shall apply:-

SPV Activities: notwithstanding other provisions in this clause above:

(i) create, incur, assume, suffer or permit to exist over all or any of its business or assets any Security Interest other than those permitted under the SPV Facility Agreement or other Issue Documents;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

(ii) create, incur, assume, guarantee or permit to exist any Indebtedness with respect to the SPV except any Indebtedness arising from this Agreement;

(iii) save for in the ordinary course of business, dispose any of its assets;

(iv) make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(v) declare or pay any dividend or make any distribution on or in respect of any of its share capital;

(vi) reduce or in any way whatsoever alter its authorised and/or issued share capital;

(vii) add to, delete, vary or amend its constitutional documents or change its financial year;

(viii) enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(ix) enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of its undertaking, business or assets;

(x) enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(xi) save in the ordinary course of business, undertake any investments;

(xii) agree to any termination, waiver or consent to any act or omission which would constitute a breach, or settlement or compromise of any claim with LLB in respect of the LLB Debts;

(xiii) where any provision of the LLB Facility Agreement or any other terms of the LLB Debts makes reference to or requires the approval, consent, certification or opinion of the SPV, so approve, consent, certify or opine without the agreement of the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) to such approval, consent, certification or opinion;

(xiv) amend, supplement, vary or in any way alter or agree to any such amendment, supplement, variation or alteration to any of the provision of the AMB Facility Agreement or any other terms of the AMB Debts; and

(xv) give approval as to any amendment to or any waiver of the rights of LLB under TSWC Undertaking.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure III

REPRESENTATIONS AND WARRANTIES

Save as disclosed to the Trustee/Facility Agent as at the date of the LLB Trust Deed, the Facility Agreement or the SPV Facility Agreements, LLB/SPV represents and warrants to the Trustee/Facility Agent and Bondholders/SPV Debt Holders that:

(a) Contract or commitment: since 30 June 2002, no Scheme Companies has entered into any contract or commitment of an unusual or onerous nature (other than in the ordinary course of business), which, in the context the Bonds/SPV Debts may be material for disclosure in the context of the GWRS and each Scheme Companies has carried on its business in the ordinary and usual course in the context of the GWRS;

(b) Status: LLB, SPV and each Scheme Company is a company duly incorporated under the laws of Malaysia or in the event that any of such companies is not incorporated in Malaysia, the laws of its country of incorporation, and has full power and authority to conduct its business and to execute and deliver and comply with the provisions of the GWRS;

(c) Issue Documents: the creation and issue of the Bonds/SPV Debts and the execution and delivery of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements and the GWRS Documents, and the performance of the terms herein and therein have been duly authorised by LLB/SPV and that the same constitute or will constitute legal, valid and binding obligations of LLB enforceable in accordance with their respective terms;

(d) Powers and authorisations: the execution and delivery by LLB and/or the SPV of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements does not and will not infringe any applicable law or regulation and are not and will not be contrary to the provisions of the Memorandum and Articles of Association of LLB and/or the SPV and will not infringe any terms of, or constitute a default under, any instrument or agreement to which LLB and/or the SPV is a party or by which it or its property is bound;

(e) Litigation: no Scheme Company is involved in, nor has LLB and/or the SPV knowledge of any threat or circumstances likely to lead to, any litigation or arbitration or administrative proceedings which might, individually or in the aggregate, be material in the context of the GWRS;

(f) Consents: that all consents, clearances, approvals, authorisations and orders of any court, government department or other regulatory body in Malaysia or elsewhere and all corporate consents, approvals and authorisations required by LLB or the SPV for or in connection with the execution and delivery of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements and the Issue Documents have been obtained and will remain in full force and effect;

(g) Taxation: all necessary returns have been delivered by or on behalf of LLB, SPV and each Scheme Company to the relevant taxation authorities and none of them is in default in the payment of any taxes, and no claim is being asserted with respect to taxes which is not disclosed in the relevant financial statements;

(h) Information: the information furnished by LLB/SPV and each Scheme Company in connection with the Scheme does not contain any untrue statement or omit to state any fact the omission of which makes the statements therein, in the light of the circumstances under which they were made, misleading, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by LLB/SPV;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

(i) No Immunity: in any proceedings taken in Malaysia or else where in relation to the GWRS, neither LLB, SPV nor any Scheme Company will be entitled to claim for itself or any of its respective assets immunity from suit, execution, attachment or other legal process;

(j) No cross default: save as disclosed in writing to the Trustee prior to the execution of the LLB Trust Deed of matters which may have a material adverse effect on LLB, SPV or any Scheme Company, and in the case where remedial action is required to be taken by LLB or procured to be taken by LLB or the SPV in respect of any Scheme Company as a consequence of such disclosure, LLB or the SPV has remedied or procured the remedy of these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, no event has occurred which constitutes, or which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute, a contravention of, or default under, any agreement or instrument by which LLB, the SPV or any Scheme Company or any of its/their assets is bound or affected;

(k) Accounts: the audited financial statements (including the income statement and balance sheets) of LLB, the SPV and the Scheme Companies for the year ended 30 June 2002 have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia and give a true and fair view of its financial condition and results of operations for the relevant period, and all liabilities have been fully disclosed or reserved against, and the latest interim accounts of LLB, the SPV and the Scheme Companies have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(l) Material change in financial condition: there has been no material adverse change in the financial condition or operations of LLB, the SPV and the Scheme Companies since 30 June 2002;

(m) No security: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by LLB or the SPV as a consequence of such disclosure, LLB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, none of the assets, properties and rights of LLB, the SPV and each Scheme Company is affected by any security interest and LLB, the SPV and each Scheme Company is not a party to, nor is it/they or any of its/their assets bound by, any order, agreement or instrument under which LLB, the SPV or the Scheme Companies is/are, or in certain events may be, required to create, assume or permit to arise any security interest, other than those security interests created pursuant to the GWRS Documents;

(n) Disclosure: LLB or the SPV has fully disclosed in the Scheme all facts relating to LLB, the SPV and the Scheme Companies which LLB or the SPV knows or should reasonably know and which are material for disclosure to the Trustee/Facility Agent;

(o) Title: LLB, the SPV and each Scheme Company is the beneficial owner or has title to all its respective assets;

(p) Event of Default: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by LLB or the SPV as a consequence of such disclosure, LLB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility, no Event of Default has occurred and/or is continuing;

(q) Dissolution: no step has been taken by LLB or the SPV or its/their shareholders nor have any legal proceedings been started or threatened for the dissolution of the Issuing PLC or the SPV or any of the Scheme;

(r) Conduct of Business: LLB, the SPV and each Scheme Company is conducting its business and operations in compliance with all applicable laws and regulations and all directives of governmental authorities having the force of law;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB DEBTS

(s) Section 176 of the Companies Act, 1965: save and except pursuant to the GWRS, no step has been taken by LLB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person in its/their behalf nor have any legal proceedings or applications been started or threatened under Section 176 of the Companies Act, 1965 nor has any moratorium been declared or affects LLB, the SPV or any of the Scheme Companies or any part of their debts;

(t) CDRC: save and except pursuant to the GWRS, no step has been taken by LLB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person on its/their behalf to apply to the former Corporate Debt Restructuring Committee for the restructuring of the debts of LLB, the SPV or the Scheme Companies; and

(u) Divestment Assets: LLB has, prior to the date hereof, fully disclosed to the Security Trustee and the Monitoring Accountant the details in respect of the Divestment Assets.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Save as defined, words and terms used herein are as defined in the draft SPV Facility Agreement.

PRINCIPAL TERMS AND CONDITIONS OF THE LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS")

Borrower	:	LLB Harta (L) Limited, a wholly owned subsidiary of the Borrower, *incorporated in* Labuan ("SPV").
Facility Agent	:	KPMG Labuan Trust Company Sdn Bhd.
Status and Ranking	:	The SPV Debts constitute direct, unsubordinated and secured obligations of SPV. The indebtedness of the SPV to the SPV Debt Holders arising under or in connection with the SPV Debts and the other Issue Documents are secured by all Security Documents subject always to the provisions of and in such priority as are set out in the Priority and Security Sharing Agreement. The corresponding tranches/classes of the Bonds and Debts rank *pari passu* with each other in respect of the Additional Security. Lenders of the SPV Debts rank in priority to all other creditors in respect of the Additional Security. Lenders of the SPV Debts rank *pari passu* with all other unsecured and unsubordinated creditors of LLB in respect of assets of LLB which are not part of the Additional Security. "Issue Documents" means the explanatory statement issued by LLB to its scheme creditors, the Trust Deed, the Facility Agreement, the Bonds, SPV Debts the Depository and Paying Agency Agreement, the Security Documents, Priority and Security Sharing Agreement and all other documents executed in connection with the Bonds and SPV Debts. "Security Documents" means the documents executed or to be executed from time to time to secure the secured indebtedness of LLB, the SPV and the security parties arising under or in connection with the Issue Documents. "Additional Security" means the security created over the assets proposed to be divested in accordance with LLB's divestment programme and certain other assets more particularly set out in the Priority and Security Sharing Agreement. "Priority and Security Sharing Agreement" means the agreement to be made between the trustee for the Bonds, the security trustee, LLB, the SPV, each security party and the Facility Agent relating to the priority and sharing of security in respect of the secured property.
Tranches of LLB Debt	:	There are three (3) tranches of SPV Debts as follows:- Class B (a) LLB SPV Debts Class B (b) LLB SPV Debts[1] Class B (c) LLB SPV Debts[2]

[1] Issued to Contingent Lenders of Lion Biotech Pte Ltd
[2] Issued to Contingent Lenders of LLB Suria Sdn Bhd

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Amount : RM204.47 million nominal amount of SPV Debts (RM162.68 million in net present value of SPV Debts) comprising the following:

Class	Nominal Amount (RM'Million)	Net present value (RM'Million)
B(a)	49.97	39.92
B(b)	57.73	45.89
B(c)	96.77	76.87

Tenure :

Class B (a) LLB SPV Debts	9 Years
Class B (b) LLB SPV Debts	9 Years
Class B (c) LLB SPV Debts	9 Years

Yield to Maturity : The cash yield to maturity for the SPV Debts are as follows:

Class B (a) SPV Debts	5.00%
Class B (b) LLB Debts	5.00%
Class B (c) LLB Debts	5.00%

Denomination and Constitution : The SPV Debts will be denominated in United States Dollars in denominations of USD1.00. The SPV Debts will be constituted by a Facility Agreement to be entered into between the SPV and the Facility Agent for the benefit of the lenders of the SPV.

Repayment : Yearly repayment on the Repayment Dates.

Early Repayment Following Repayment Of the LLB Debts : In the event there is early repayment of the LLB Debts, the SPV is obliged to utilise the proceeds from such early repayment of the LLB Debts to make early repayment of the SPV Debts.

Early repayment of the SPV Debts will proceed in chronological order of Repayment Dates, commencing with the Repayment Date next following the date of the latest repayment of the SPV Debts and on a pro rata basis amongst the SPV Debts.

The amount payable by SPV on early redemption shall be calculated in accordance with the formula set out in Section 6.14 of the Circular.

Purchase : In the event that LLB and / or its subsidiaries purchase the LLB Debts pursuant to the LLB Facility Agreement, the SPV is obliged to purchase the corresponding SPV Debts from the relevant SPV Debt Holders at the same price.

Interest on Late Payment : One per cent (1%) per annum above the relevant Yield to Maturity applicable to that SPV Debt on such amounts due up to but excluding the day upon which payment in full is in fact made.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Payment of Back-End Amount and Loyalty Payment :

The SPV shall pay to the Class B SPV Debt Holders in cash, immediately upon receiving the Back-end Amount (calculated in accordance with the formula set out in Appendix X to the Circular) from LLB under the LLB Facility Agreement.

The SPV shall pay to the Class B SPV Debt Holders in cash, immediately upon receiving the Loyalty Payment in addition to the cash Yield to Maturity from LLB under the LLB Facility Agreement:

Type	Loyalty Payment
Class B SPV Debts	Up to 0.75%

The amount of Back-End Amount and Loyalty Payment is conditional upon the full redemption/repayment of all classes of Bonds/SPV Debts, and subject to the extent of the apportioned "Relevant Amount", namely, cash amount calculated as follows:

(i) excess of the actual aggregate over the forecast/projected aggregate net divestment proceeds from the Group Divestment Programme for LLB and its group of companies during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts; and

(ii) excess of the audited aggregate over the forecast/projected aggregate profit available to the SFI's shareholders during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts; and

(iii) the Loyalty Payment and Back-End Amount from the ACB Bonds backing the Bonds and the SPV Debts during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts.

Priority of payment of the Back-End Amount and Loyalty Payment from the Relevant Amount is set out in Section 6.16 of the Circular.

Transfer Restrictions : SPV Debts are freely transferable.

Taxation : All payments made by the SPV to the SPV Debt Holders will be made in full without any deduction or withholding unless required by law.

Events of Default : Customary events of default and consistent to those applicable to the LLB Bonds and LLB Debts. These are set out in Annexure I.

Remedy Period :

14 days	monetary defaults
30 days	non monetary defaults
3 months	where remedy involves a proposed placement issue
6 months	where remedy involves a proposed rights issue

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Declaration of Default	:	The Facility Agent may at its discretion declare or refrain from declaring an Event of Default save and except that:- (i) The Facility Agent shall declare an Event of Default upon the instructions of the Class A Bondholders by Class A Special Resolution, or, in the event that there are no Outstanding Class A Bonds owed to the Class A Bondholders, the Class B Bondholders and Class B SPV Debt Holders by Class B Special Resolution; or (ii) The Facility Agent shall not declare an Event of Default unless instructed by the Bondholders / Debt Holders in the manner under sub(a) above in the circumstances under Clause 12.1(p), (r), (s), t(xii) and t(xiii) of the Trust Deed. Notwithstanding the above, the Facility Agent shall be deemed to have declared an Event of Default where the Issuer redeem the Bonds without repaying the relevant portion of the LLB Debts.
Covenants	:	Customary covenants for an exercise of this nature and consistent to those applicable to the LLB Bonds and the LLB Debts. These are set out in Annexure II.
Representations and Warranties	:	Customary representations and warranties in relation to an exercise of this nature and consistent to those applicable to the LLB Bonds and the LLB Debts. These are set out in Annexure III.
Governing Law	:	Malaysian law.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure I

EVENTS OF DEFAULT

If at any time and for any reason, whether within or beyond the control of LLB/SPV, any one of the following events occurs, that is to say:

(a) Non-payment: LLB fails to pay any sums due under the GWRS Documents:

(i) where a valid Rights Issue Notice has been given, within one hundred and eighty (180) days of such sums becoming due PROVIDED THAT LLB shall at all times comply with the provisions of the Rights Issue covenants set out in Annexure I(a) herein and in the event LLB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(ii) where a valid Private Placement Notice has been given, within ninety (90) days of such sums becoming due PROVIDED THAT LLB shall at all times comply with the provisions of the Private Placement covenants set out in Annexure I (b) herein and in the event LLB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(iii) in all instances (other than pursuant to sub-clauses (a)(i) or (ii) above), within fourteen (14) days of such sums becoming due;

(b) Rights Issue/Private Placement: LLB fails to observe or perform any of the Rights Issue covenants or the Private Placement covenants set out in Annexure I (a) and (b) herein respectively;

(c) Breach of obligations: failure of either LLB or any Scheme Companies or any Security Party to observe or perform any of its/their respective obligations under any Issue Documents (other than in respect of LLB's obligations under paragraphs (a) and (b) above) which is not remedied to the satisfaction of the Trustee/Facility Agent within thirty (30) days after receipt by LLB or the respective Scheme Companies or the respective Security Party of a notice from the Trustee/Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(d) Appointment of receiver, legal process: an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of LLB or any Scheme Companies or any Security Party to values in excess of five per cent (5%) of the Consolidated NTA of LLB, or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(e) Composition or winding up: LLB or any Scheme Companies or any Security Party convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of LLB or such Scheme Companies or such Security Party, as the case may be, or a petition for winding up is presented against LLB or such Scheme Companies or such Security Party, as the case may be, and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(f) Unlawfulness: it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for LLB or any Scheme Companies or any Security Party to perform or comply with any one or more of their respective obligations under any of the GWRS Documents;

(g) Misrepresentation: any representation, warranty or statement which is made by LLB or any Scheme Companies or any Security Party which is contained anywhere else or in connection herewith proves to be incorrect in any material respect;

(h) Cessation of business: LLB or any Scheme Company or any Security Party changes the nature or scope of its/their business, suspends a substantial part of the present business operations which it/they now conduct directly or indirectly, or any governmental authority expropriates or threatens to expropriate all or part of its/their assets;

(i) Cross-default: any indebtedness of LLB or any Scheme Company or any Security Party becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by LLB or any Scheme Companies or any Security Party is not discharged at maturity or when called or LLB or any Scheme Companies or any Security Party goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(j) Litigation: any litigation, arbitration, winding up or administrative proceeding is filed against LLB or any Scheme Companies or any Security Party PROVIDED THAT the amount of such claim filed shall be in excess of five per cent (5%) of the Consolidated NTA of LLB;

(k) Ineffective or invalid provision: any provision of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreement or the GWRS Documents or any of the Security Documents is or becomes, for any reason, invalid or unenforceable or if any law is brought into effect which purports to render ineffective or invalid any provision of the LLB Trust Deed or the SPV Facility Agreement or the GWRS Documents or any of the Security Documents;

(l) Judgment outstanding: any judgments in an amount in excess five per cent (5%) of the Consolidated NTA of LLB as at the date of the judgement shall be entered against LLB or any Scheme Companies or any Security Party unless an application has been made by LLB or such Scheme Company or such Security Party to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(m) Licence: any licence, authorisation, approval, consent, order, exemption, registration is suspended or is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect and such revocation results in LLB or any Scheme Company or any Security Party ceasing its/their business operations;

(n) Nationalisation: save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Trustee/Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of LLB or any Scheme Companies or any Security Party shall be condemned, seized or otherwise appropriated;

(o) Moratorium and/or Restraining Order: LLB or any Scheme Companies or any Security Party obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of or other suspension of payments generally;

(p) Jeopardy: any securities created in any of the Security Documents or otherwise is in jeopardy or ineffective;

(q) Repudiation: LLB or any Scheme Companies or any Security Party repudiates or take steps to repudiate the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreement or any Issue Documents or any GWRS Document is alleged by LLB or any Scheme Companies or any Security

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Party not to be in proper legal form for the enforcement thereof in the courts of Malaysia or laws of any applicable jurisdiction;

(r) Change in Substantial Shareholder: save in accordance with the Scheme and pursuant to the GWRS, there is any change in the controlling shareholders of LLB or any Scheme Companies or any Security Party (where for the purposes of this clause, "controlling shareholder" shall be defined as a shareholder with a shareholding of thirty three per cent (33%) or more in the relevant company); or

(s) Material Adverse Change: any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of LLB or any Scheme Companies or any Security Party;

In respect of the SPV Debts, the following additional event of default shall apply:-

(I) SPV: any of the following occurs:

(i) the SPV fails to pay any sums due under the SPV Facility Agreement or other Issue Documents within fourteen (14) days of such sums becoming due;

(ii) the SPV fails to observe or perform any of its obligations under the SPV Facility Agreement or other Issue Documents (other than the payment obligation referred to in paragraph (i) above) which is not remedied to the satisfaction of the Facility Agent within thirty (30) days after receipt by the SPV a notice from the Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(iii) an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of the SPV or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(iv) the SPV convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of the SPV or a petition for winding up is presented against the SPV and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(v) it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for the SPV to perform or comply with any one or more of their respective obligations under the SPV Facility Agreement or other Issue Documents;

(vi) any indebtedness of the SPV becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by the SPV is not discharged at maturity or when called or the SPV goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(vii) any litigation, arbitration, winding up or administrative proceeding is filed against the SPV;

(viii) any judgments shall be entered against the SPV unless an application has been made by the SPV to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(ix) save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of the SPV shall be condemned, seized or otherwise appropriated;

(x) the SPV obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(xi) the SPV repudiates or takes steps to repudiate the SPV Facility Agreement or any other Issue Documents;

(xii) there is any change in the shareholding of the SPV; or

(xiii) any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of the SPV,

then, whether or not any such Event of Default is continuing, the Trustee/Facility Agent may or shall if so instructed by the relevant holders of the LLB Bonds/SPV Debts by Special Resolution (other than in circumstances described in sub-clauses (p), (r), (s), and in respect of the SPV Debts, (I)(xii) and (I)(xiii) above, in respect of which the Trustee/Facility Agent shall only act in accordance with the instructions of the holders of the LLB Bonds/SPV Debts) declare by notice in writing to LLB/SPV that an Event of Default has occurred whereupon :

(i) all amount payable under the GWRS Documents shall become immediately due and payable; and

(ii) without further notice to LLB/SPV, institute such proceedings and take such steps as it thinks fit including enforcing remedies under each of the GWRS Documents.

Each of the paragraphs above is to be construed independently and no one Event of Default limits the generality of any other Event of Default.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure I (a)

RIGHTS ISSUE COVENANTS

LLB further covenants and undertakes with the SPV and the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds/LLB Debts have been discharged:

(a) SC Submissions: if a Rights Issue Notice has been given, LLB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Rights Issue; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Rights Issue or a change in the amount to be raised by the Rights Issue, unless even after the change, sufficient funds would be raised by LLB to make all payments which are overdue.

For the purpose of this clause, a Rights Issue Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that LLB proposes to carry out a Rights Issue for the purpose of raising funds to pay for some or all of the Bonds/LLB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Rights Issue; and
(ee) provide particulars of the timing of the Rights Issue, the amount to be raised, the basis of the Rights Issue and the proposed issue price of the new shares;

(b) SC approval: LLB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as shall be required under any law (the "Other Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Other Approving Authority to the Rights Issue, LLB shall notify the SPV, Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or the Other Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or Other Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Other Approving Authority, within seven (7) days from the date of submission to the Securities Commission or the Other Approving Authority, as the case may be;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(d) Results of appeal: in the event that an appeal has been made by LLB to the Securities Commission, LLB shall use its best endeavours to obtain the decision approval or rejection of the Securities Commission or the Other Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of receipt of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Other Approving Authority, LLB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee/Facility Agent and the Securities Commission or the Other Approving Authority of either (a) its acceptance of all conditions imposed by the Securities Commission or the Other Approving Authority; or (b) its intention to discontinue with the Rights Issue;

(f) Books closure: LLB shall declare the books closure date in respect of a Rights Issue referred to in a Rights Issue Notice no later than one hundred and ten (110) days after the due date for the redemption of the Bonds to which the Rights Issue relates; and

(g) Shareholders and other approvals: LLB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Rights Issue prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure I(b)

Private Placement Covenants

LLB further covenants and undertakes with the SPV, the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds have been discharged:

(a) SC Submissions: if a Private Placement Notice has been given, LLB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Private Placement; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Private Placement or a change in the amount to be raised by the Private Placement, unless even after the change, sufficient funds would be raised by LLB to make all payments which are overdue.

For the purpose of this clause, a Private Placement Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that LLB proposes to carry out a Private Placement for the purpose of raising funds to pay for some or all of such Bonds/LLB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Private Placement; and
(ee) provide particulars of the timing of the Private Placement, the amount to be raised, the basis of the Private Placement and the proposed issue price of the new shares;

(b) SC approval: LLB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as may be required under law ("Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant ;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Approving Authority as the case may be to the Private Placement, LLB shall notify the SPV and the Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or such Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or the Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Approving Authority, as the case may be, within seven (7) days from the date of submission to the Securities Commission or the Approving Authority as the case may be;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(d) Results of appeal: in the event that an appeal has been made by LLB to the Securities Commission or the Approving Authority as the case may be, LLB shall use its best endeavours to procure the decision, approval or rejection of the Securities Commission or such Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Approving Authority as the case may be, LLB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee, the Security Trustee, the Monitoring Accountant and the Securities Commission or the Approving Authority, as the case may be of either (i) its acceptance of all conditions imposed by the Securities Commission or such Approving Authority; or (ii) its intention to discontinue with the Private Placement; and

(f) Shareholders and other approvals: LLB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Private Placement prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure II

POSITIVE COVENANTS

LLB/SPV covenants and undertakes with the SPV, the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder and under the Bonds/LLB Debts have been discharged:

(a) Conduct of business: LLB will and the SPV will ensure that LLB conduct its business and affairs with due diligence and efficiency and in accordance with sound financial and commercial standards and practices and in accordance with its constitutional documents;

(b) Financial Information: at some date no later than two (2) months after the expiration of each quarter of the financial year of LLB, LLB/SPV shall cause to be made out and lodged with the Kuala Lumpur Stock Exchange and the Trustee/Facility Agent a consolidated balance sheet and profit and loss account of such quarterly period of LLB and the SPV;

(c) Default: if LLB/SPV becomes aware of the occurrence of an Event of Default it will forthwith notify the SPV, the Trustee/Facility Agent and provide the SPV, the Trustee/Facility Agent with full details of any steps which it is taking, or is considering taking, in order to remedy or mitigate the effect of the Event of Default or otherwise in connection with it and it will take such reasonable steps as may be required by the SPV, theTrustee/Facility Agent in order to remedy or mitigate the effect of the Event of Default;

(d) Capital Expenditure: LLB/SPV shall seek prior consent of the SPV, the Trustee/Facility Agent acting on the instructions of Bondholders/SPV Debt Holders by Ordinary Resolution before LLB and/or any of its subsidiaries incurs any capital expenditure:

    (i) for any new investment which is not within the core business(es) of LLB or such subsidiary set out in the LLB Trust Deed, the LLB Facility Agreement and the SPV Facility Agreement; or

    (ii) exceeding twenty five per cent (25%) of the Consolidated NTA of LLB;

(e) Consents and Licences: LLB will and the SPV will and will cause LLB to obtain and promptly renew from time to time upon request by the SPV, the Trustee/Facility Agent and promptly deliver to the SPV, the Trustee/Facility Agent certified true copies of, any authorisation, approval, consent, licence, exemption, registration, recording, filing or notarisation as may be necessary to ensure the validity, enforceability or priority of each Issue Document or the rights of the SPV, the Trustee/Facility Agent under the LLB Trust Deed, the LLB Facility Agreement and the SPV Facility Agreement and any other agreement related therewith, and LLB will and the SPV will ensure that LLB comply with the terms and conditions of all such authorisation, approval, consent, licence, exemption, registration, recording, filing and notarisation, including but not limited to the terms and conditions of the approval from the Securities Commission in respect of the GWRS;

(f) Insurance: LLB will and the SPV will ensure that LLB will at all times arrange for and maintain full insurable value and such insurance in respect of its insurable assets and the assets of each Scheme Companies and any Security Party and any Security Party against all risks (including third party risks) which a prudent company carrying on a business similar to that of LLB, each Scheme Companies and each Security Party would normally insure;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(g) Compliance with Group Divestment Programme: LLB shall and the SPV will cause LLB to ensure that the Monitoring Accountant shall be actively involved with the monitoring of LLB's efforts and actions in relation to its Group Divestment Programme as provided in the GWRS and LLB shall furnish quarterly reports on the progress of the Group Divestment Programme to the Monitoring Accountant and render all such assistance and co-operation and provide all such information, documents and reports as may be requested from time to time by the Monitoring Accountant;

(h) Ranking: the liabilities of LLB/SPV under the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement rank and will rank prior in point of priority to all its other unsecured and unsubordinated liabilities (both actual and contingent) except:

(i) liabilities which are subject to liens or rights of set-off arising in the normal course of trading and the aggregate amount of which is not material; and

(ii) liabilities which are preferred solely by Malaysian law and not by reason of any Security Interest;

(i) Subordination: LLB will and the SPV will cause LLB to ensure that all and any advances by its directors or shareholders (other than the Scheme Creditors holding shares in LLB pursuant to the GWRS) to it are to be subordinated to its liabilities to the SPV/Trustee under the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements;

(j) Preparation of accounts: LLB/SPV and the Scheme Companies and any Security Party and any Security Party will and the SPV will ensure that the parties will prepare financial statements on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(k) Record on business: LLB/SPV will and the SPV will ensure that LLB will maintain and cause to be maintained records adequate to record and reflect the operations and financial condition of LLB, the SPV and each Scheme Companies and each Security Party, and it will at all times permit and procure permission for the Trustee/SPV or the Facility Agent or its agents and servants at all reasonable times to have access to and to inspect its books of accounts and records of LLB and each Scheme Company relating to its respective business at any office, branch or place of business of LLB or elsewhere;

(l) Appointment of Monitoring Accountant: LLB shall appoint or permit the Trustee/Facility Agent, as the case may be to appoint at LLB's cost and expense and with written notice to LLB, such reputable professional monitoring accountant acceptable to the Trustee/Facility Agent for the purposes of ensuring that the obligations created under the GWRS are carried out in accordance with the terms and conditions of the GWRS Documents and in accordance with normal industry practice. LLB shall and the SPV will cause LLB to ensure that there shall be a Monitoring Accountant appointed at all times during the tenure of the Bonds/SPV Debts and until full repayment of the Secured Indebtedness;

(m) Litigation: LLB will and the SPV will ensure that LLB promptly notify the Trustee/Facility Agent, as the case may be of:

(i) any default or event of default under any other contractual obligation of LLB, the Scheme Companies or the Security Party; or

(ii) any litigation investigation or proceeding which may exist at any time between LLB or the Scheme Companies or the Security Party; or

(iii) any litigation or proceeding before any court or governmental regulatory agency affecting LLB or the Scheme Companies or the Security Party;

if so requested by the SPV, the Trustee/Facility Agent or if the value of such contractual obligation, litigation, investigation or proceeding is equal to or exceeds five per cent (5%) of the Consolidated NTA of LLB.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Each such notice pursuant to this sub-clause shall be given by LLB to the SPV, the Trustee/Facility Agent, as the case may be, not later than fourteen (14) days after LLB has knowledge of the occurrence referred to therein;

(n) Taxes: LLB/SPV, each Scheme Companies and each Security Party will pay and discharge all taxes, assessments and governmental charges or levies imposed on it/them;

(o) Authorised Signatories: LLB/SPV, the Scheme Companies and the Security Party will forthwith notify the SPV, the Trustee/Facility Agent if any of LLB's, SPV's or the Scheme Companies or the Security Party' authorised signatories are no longer authorised to act on LLB's, SPV's or the Scheme Companies or the Security Party' behalf in relation to the Scheme;

(p) Appointment of Auditors: LLB will and will cause the Scheme Companies and the Security Party to nominate such auditor or firm of auditors which are either:

(i) auditors of LLB or any Scheme Companies and any Security Party as at the date of the LLB Trust Deed, LLB Facility or SPV Facility Agreement; or

(ii) on the panel of any financial institution in Malaysia as at the date of their appointment,

in respect of any matter connected with the accounts and operations of LLB, the Scheme Companies and the Security Party respectively;

(q) Punctual Payment: LLB/SPV will punctually pay all amounts due and will perform and cause and procure the Scheme Companies and the Security Party to perform all its/their obligations under the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement and/or the Issue Documents;

(r) Payment of Outgoings: LLB/SPV, the Scheme Companies and the Security Party will punctually pay all quit rents, rates, taxes and all outgoings payable in connection with or arising out of LLB's/SPV's, the Scheme Companies and the Security Party' business, assets or properties and LLB, the Scheme Companies and the Security Party will furnish to the Trustee/Facility Agent the receipts for all such payments; and

(s) Further assurance: LLB/SPV, the Scheme Companies and the Security Party will at its/their own cost and expense, execute, sign, perfect, register every document, act or thing as in the opinion of the SPV, the Trustee/Facility Agent may be necessary or desirable for the implementation, perfection, maintenance and subsequent amendments of the GWRS Documents.

In respect of the SPV Debts, the following additional covenants shall apply:-

(I) LLB Debts: the SPV will observe its obligations and exercise its rights with respect to the LLB Debts, and promptly notify the Facility Agent of any occurrence of an event giving or which may give rise to a claim or constituting or may constitute a breach thereunder or hereunder and the SPV will immediately provide to the Facility Agent all relevant information in respect of the LLB Debts;

(II) Direction from Facility Agent: the SPV will implement and put into effect any direction given by the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) on all matters in connection with the LLB Debts pursuant to the terms and conditions of the SPV Facility Agreement

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

NEGATIVE COVENANTS

LLB/SPV covenants and undertakes with the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder have been discharged, LLB/SPV will not without the written consent of the Trustee/Facility Agent (acting on the instructions of the Bondholders/SPV Debt Holders by Ordinary Resolution) first had and obtained:

(a) Negative Pledge: LLB will not and the SPV will not allow AC to create, incur, assume, suffer or permit to exist over all or any part of its or any of its subsidiaries' or any Scheme Companies or any Security Party' business or assets any security interest other than:

(i) those permitted under the LLB Trust Deed, the LLB Facility Agreement and the SPV Facility Agreement or the Issue Documents;

(ii) any security interest created on an asset acquired by LLB or any of its subsidiaries after the date of the LLB Trust Deed, the LLB Facility Agreement and the SPV Facility Agreements securing indebtedness incurred solely to finance the purchase of such asset and the indebtedness secured does not exceed and is not capable of exceeding the purchase price of such asset;

(iii) any security interest created on an asset acquired by LLB after the date of the LLB Trust Deed, the LLB Facility Agreement or the SPV Facility Agreements the purchase of which is funded from the proceeds of new equity or proceeds which are not Dedicated Cash flow;

(b) Indebtedness: LLB will not and the SPV will not create, incur, assume, guarantee or permit to exist any Indebtedness with respect to LLB, its subsidiaries, the Scheme Companies and the Security Party except:

(i) any Indebtedness arising from the LLB Trust Deed, the LLB Facility Agreement or the SPV Facility Agreement;

(ii) any other Indebtedness which has been disclosed in writing by LLB to the Trustee/Facility Agent prior to the date of the LLB Trust Deed, the LLB Facility Agreement or SPV Facility Agreements ; and

(iii) the following indebtedness:

(1) the outstanding principal amount of any bank borrowings in respect of assets acquired, existing as at the relevant date of the acquisition of those assets and disclosed in writing to the Trustee/Facility Agent prior to the date of the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreements, in relation to which there shall be no recourse whatsoever to LLB or any of its subsidiaries or any Scheme Company, as the case may be. For avoidance of doubt, any indebtedness arising or incurred or assumed on or after the date of acquisition (including any amounts refinanced or restructured) or not otherwise disclosed to the Trustee/Facility Agent prior to the date of the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreements shall be included in the computation of Permitted Indebtedness below; and

(2) the outstanding bank borrowings of the Excluded Companies, the terms of which shall not include any recourse whatsoever against LLB; and

(iv) any Permitted Indebtedness.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

For the purposes of this clause, "Permitted Indebtedness" means, at any time, any indebtedness for borrowed moneys incurred or assumed by LLB, any of its subsidiaries and any Scheme Company in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of LLB, any of its subsidiaries and any Scheme Company at the time of its incurrence does not exceed the following limits:

(1) where the total amounts made for the redemption and purchase of the Bonds and the total amounts made for the redemption and purchase of the SPV Debts (collectively, "Redemption and Repayment Amounts") paid by LLB and/or the SPV up to that time is less than 50% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 20% of that Redemption and Repayment Amounts paid by LLB and/or the SPV up to that time;

(2) where the Redemption and Repayment Amounts paid by LLB and/or the SPV up to that time is equal to or exceeding 50% but less than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and SPV Debts, the limit shall be 35% of that Redemption and Repayment Amounts paid by LLB up to that time; and

(3) where the total Redemption and Repayment Amounts paid by LLB and/or the SPV up to that time is equal to or more than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 50% of that total Redemption and Repayment Amounts paid by LLB and/or the SPV up to that time,

(c) Disposal of assets/shares: LLB will not and the SPV will not allow LLB to dispose or permit any of its subsidiaries or any Scheme Company to dispose any of the following:

(i) assets/shares in the Group Divestment Programme:

(aa) where the disposal price of such asset/share is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share. For the purposes of this sub-clause, the market value of the asset/share shall be determined by an independent professional valuer appointed by LLB, its subsidiaries or the Scheme Companies and any Security Party and any Security Party, and a copy must be sent to the SPV, the Trustee/Facility Agent for its consideration no later than two (2) months prior to the Trustee/Facility Agent giving its written approval, and such valuation shall have been carried out not more than six (6) months prior to the date of the sale of the such asset/share; and/or

(bb) where the disposal price of such asset/share is equal to or more than Ringgit Malaysia Five Million (RM5,000,000.00); and/or

(cc) where the sale of such asset/share is to a Related Party;

and

(ii) assets/shares not in the Group Divestment Programme (save and except for assets/ shares acquired by LLB, any of its subsidiaries or any Scheme Company after the date of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements the purchase of which are funded from monies other than Dedicated Cash flow) where the disposal price of such asset/share:

(1) is:

(aa) more than Ringgit Malaysia Twenty Five Million (RM25,000,000.00); or

(bb) twenty per cent (20%) or more of the audited Consolidated NTA of LLB,

whichever is the lower; and

(2) is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share,

in which event LLB, its subsidiaries or the Scheme Companies or the Security Party shall forward to the SPV, the Trustee/Facility Agent prior to the disposal of such asset/share, the valuation report carried out on such asset/share (not more than six (6) months prior to the date of the sale of the such asset/share) which market value shall be determined by an independent professional valuer appointed by LLB, its subsidiaries or the Scheme Companies or the Security Party, and the net proceeds from the disposal of such assets/shares exceeding Ringgit Malaysia Two Million (RM2,000,000.00) shall be deposited into the Escrow Account to be held by the Security Trustee for the benefit of the Bondholders, the SPV Holders and LLB PROVIDED ALWAYS THAT the net proceeds from the disposal of such assets/shares shall be utilised towards the redemption of the Bonds and the SPV Debts in the following percentages:

Net Proceeds of assets/shares (on per disposal basis) (RM)	Bondholders/ Debt Holders	Issuing PLC
Up to 2,000,000.00	-	100%
From 2,000,001.00 up to 5,000,000.00	50%	50%
Thereafter, in excess of 5,000,000.00	70%	30%

For the avoidance of doubt, "Net Proceeds" shall mean the balance of the proceeds from any disposal of assets/shares after deducting taxes payable in respect of that disposal and any direct incidental expenses related thereto. Further, LLB may utilise its share of the Net Proceeds as set out above without restrictions.

For the purposes of this clause, it is hereby agreed that separate disposals will be aggregated and treated as if they were one if the terms of such disposal were agreed upon within a period of twelve (12) months. Without prejudice to the generality of the foregoing, the following disposals will also be aggregated for the purposes of this clause:

(A) disposals entered into with the same party or with parties connected with one another within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965;

(B) disposals involving the disposal of assets/shares in one particular company or entity;

(C) transactions involving the disposal of various parcels of land contiguous to each other;

(d) Loans and advances: LLB will not and the SPV will not allow LLB, save and except for normal trade credit or the making of loans to staff and executive directors pursuant to a staff benefit scheme where such executive directors are included in the scheme, make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(e) Loans to directors, shareholders and related companies: LLB will not and the SPV will not LLB to make any loans to its directors except pursuant to Section 133 of the Companies Act, 1965 or its related or associated companies other than in accordance with the GWRS except pursuant to Section 133A of the Companies Act, 1965 and where the loans proceeds are from rights issues or new borrowings approved hereto;

(f) Dividends: LLB will not and the SPV will not allow LLB to declare or pay any cash dividend (excluding dividends equivalent to one per cent (1%) of par value of the shares to such companies or

such amount which is required to maintain its trustee status) or make any other cash distribution on or in respect of any of its share capital;

(g) Prepayment of other loans: LLB will not and the SPV will not allow LLB to make any prepayment of any other loans or indebtedness if there are any monies outstanding under the LLB Trust Deed, the LLB Facility Agreement or the SPV Facility Agreements which is overdue and unpaid save and except where such source of prepayments are not from the Redemption Account or any Dedicated Cash flow and LLB, each Scheme Companies and each Security Party are not in default under the terms of the GWRS Documents;

(h) Share Capital: LLB will not and the SPV will not allow LLB, save and except for the exercise of a rights issue, reduce or in any way whatsoever alter, its authorised and/or issued shares in existence at the date hereof;

(i) Constitutional documents: LLB will not and the SPV will not allow LLB to add to, delete, vary or amend its constitutional documents or change its financial year;

(j) Redemption of share capital: LLB will not and the SPV will not allow LLB to redeem any share capital (except where such shares may only be redeemed out of the proceeds of a fresh issue of ordinary shares of LLB);

(k) Enter into partnership: LLB will not and the SPV will not allow LLB, save in the ordinary course of business of LLB, enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(l) Indebtedness owed to LLB etc: LLB will not and the SPV will not allow SPV to release, surrender, reduce, waive, amend or vary or permit a release, surrender, reduction, waiver, amendment, or variation of the amount of any indebtedness owed to it, any of its subsidiaries or any Scheme Company or any Security Party by any person or the terms upon which the same is outstanding PROVIDED THAT LLB could reduce, amend or vary amounts owing by trade creditors in the ordinary course of business;

(m) Disposal: LLB will not and the SPV will not allow LLB, subject to sub-clause (c) above, enter or allow any of its subsidiaries or any Scheme Companies or any Security Party to enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or any of its subsidiaries or any Scheme Companies or any Security Party or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of LLB's, any of its subsidiaries' or any Scheme Companies or any Security Party' undertaking, business or assets;

(n) Restriction on transaction: LLB will not and the SPV will not allow LLB to enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(o) No Investment: LLB will not and the SPV will not LLB, save in the ordinary course of business, undertake any further investments other than the existing investments disclosed in writing to the Trustee/Facility Agent prior to the execution of the LLB Trust Deed, the LLB Facility Agreement or the SPV Facility Agreements unless financed from additional equity capital or from new borrowings approved hereto or monies otherwise than from the Redemption Account or any Dedicated Cash flow;

(p) Disposal of effective Shareholding in SFI: dispose of all or any part of LLB's effective shareholding in SFI, save and except for the following:

   (i) Sale of majority shareholding in SFI: where the disposal of all or such part of the Issuer's effective shareholding in SFI resulting in the LLB Group's effective shareholding in SFI being reduced to less than fifty per cent (50%) plus one (1) share is on normal commercial terms and on the basis of arm's length arrangement at a consideration no less than eighty per cent (80%) of the market value (as valued by an independent professional valuer and such valuation to be

carried out not earlier than six (6) months before the date of disposal) and where the net disposal proceeds is sufficient to satisfy the net present value of the entire projected dividends to be distributed by SFI to the Issuer for the year 2002 to 2011 (the "Dedicated Dividends"), attributable to the Issuer's entire effective shareholding in SFI; or

(ii) Sale of minority shareholding of SFI: where the disposal of all or such part of LLB Group's effective shareholding in SFI (not resulting in LLB Group's effective shareholding in SFI being reduced to less than fifty per cent (50%) plus one (1) share) is on normal commercial terms and on the basis of arm's length arrangement at a consideration where the net proceeds from such disposal is equal to or exceeds the net present value of the Dedicated Dividends attributable to that part of the effective shareholding of the Issuer to be disposed.

In the event of a disposal where the consideration consists partly or entirely in non-cash consideration, the Issuer shall ensure that the non-cash consideration is in the form of asset which are readily convertible into cash (for example, quoted shares) and the Issuer shall realise and convert such non-cash consideration into cash within the period stipulated below:

(I) in the case of a disposal under item (i) above, at least fifty per cent (50%) of the non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration and the balance thereof shall be converted into cash no later than within twenty four (24) months of the date of receipt of the consideration; and

(II) in the case in the case of a disposal under item (ii) above, the entire non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration;

subject always to the obligation on the Issuer to convert such amount of the non-cash consideration into cash which will match the amount of the Dedicated Dividends proposed to be distributed to the Issuer to meet the next scheduled repayment.

In the event of a disposal as permitted under paragraph (i) and (ii) above, the cash proceeds and the net proceeds from the conversion of non-cash considerations shall be paid into the Redemption Account. Only the net proceeds equivalent to the net present value of the Dedicated Dividends shall be utilised towards prepayment of the Bonds on a pro rata basis. The excess net proceeds, if any, over and above the net present value of the Dedicated Dividends shall be used for tender in the manner of a cash tender exercise as provided in the LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement respectively; and

(q) Dilution of effective shareholding in SFI (other than by disposal): dilute or cause a dilution of the Issuer's effective percentage shareholding in SFI (by any means whatsoever other than by disposal) save and except for the following:

(i) Dilution of majority shareholding: where the dilution of the Issuer's effective shareholding in SFI will result in the Issuer's effective shareholding in SFI being reduced to less than fifty per cent (50%) plus one (1) share, the Issuer shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the Bonds and the Class B LLB Debts on a pro rata basis) equivalent to the net present value of the entire Dedicated Dividends, if any, attributable to the Issuer's entire effective shareholding in SFI; and

(ii) Dilution of minority shareholding: where the dilution of the Issuer's effective percentage shareholding in SFI will not result in the Issuer's effective shareholding in SFI being reduced to less than fifty percent (50%) plus one (1) share, the Issuer shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the Bonds and the Class B LLB Debts on a pro rata basis) equivalent to the net present value of the Dedicated Dividends, if any, attributable to that part of the Issuer's effective shareholding in SFI being diluted.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

In respect of the SPV Debts, the following additional covenant shall apply:-

<u>SPV Activities</u>: notwithstanding other provisions in this clause above:

(i) create, incur, assume, suffer or permit to exist over all or any of its business or assets any Security Interest other than those permitted under the SPV Facility Agreement or other Issue Documents;

(ii) create, incur, assume, guarantee or permit to exist any Indebtedness with respect to the SPV except any Indebtedness arising from this Agreement;

(iii) save for in the ordinary course of business, dispose any of its assets;

(iv) make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(v) declare or pay any dividend or make any distribution on or in respect of any of its share capital;

(vi) reduce or in any way whatsoever alter its authorised and/or issued share capital;

(vii) add to, delete, vary or amend its constitutional documents or change its financial year;

(viii) enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(ix) enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of its undertaking, business or assets;

(x) enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(xi) save in the ordinary course of business, undertake any investments;

(xii) agree to any termination, waiver or consent to any act or omission which would constitute a breach, or settlement or compromise of any claim with LLB in respect of the LLB Debts;

(xiii) where any provision of the LLB Facility Agreement or any other terms of the LLB Debts makes reference to or requires the approval, consent, certification or opinion of the SPV, so approve, consent, certify or opine without the agreement of the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) to such approval, consent, certification or opinion;

(xiv) amend, supplement, vary or in any way alter or agree to any such amendment, supplement, variation or alteration to any of the provision of the AMB Facility Agreement or any other terms of the AMB Debts; and

(xv) give approval as to any amendment to or any waiver of the rights of LLB under TSWC Undertaking.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft LLB Trust Deed, LLB Facility Agreement and the SPV Facility Agreement.

Annexure III

REPRESENTATIONS AND WARRANTIES

Save as disclosed to the Trustee/Facility Agent as at the date of the LLB Trust Deed, the Facility Agreement or the SPV Facility Agreements, LLB/SPV represents and warrants to the Trustee/Facility Agent and Bondholders/SPV Debt Holders that:

(a) Contract or commitment: since 30 June 2002, no Scheme Companies has entered into any contract or commitment of an unusual or onerous nature (other than in the ordinary course of business), which, in the context the Bonds/SPV Debts may be material for disclosure in the context of the GWRS and each Scheme Companies has carried on its business in the ordinary and usual course in the context of the GWRS;

(b) Status: LLB, SPV and each Scheme Company is a company duly incorporated under the laws of Malaysia or in the event that any of such companies is not incorporated in Malaysia, the laws of its country of incorporation, and has full power and authority to conduct its business and to execute and deliver and comply with the provisions of the GWRS;

(c) Issue Documents: the creation and issue of the Bonds/SPV Debts and the execution and delivery of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements and the GWRS Documents, and the performance of the terms herein and therein have been duly authorised by LLB/SPV and that the same constitute or will constitute legal, valid and binding obligations of LLB enforceable in accordance with their respective terms;

(d) Powers and authorisations: the execution and delivery by LLB and/or the SPV of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements does not and will not infringe any applicable law or regulation and are not and will not be contrary to the provisions of the Memorandum and Articles of Association of LLB and/or the SPV and will not infringe any terms of, or constitute a default under, any instrument or agreement to which LLB and/or the SPV is a party or by which it or its property is bound;

(e) Litigation: no Scheme Company is involved in, nor has LLB and/or the SPV knowledge of any threat or circumstances likely to lead to, any litigation or arbitration or administrative proceedings which might, individually or in the aggregate, be material in the context of the GWRS;

(f) Consents: that all consents, clearances, approvals, authorisations and orders of any court, government department or other regulatory body in Malaysia or elsewhere and all corporate consents, approvals and authorisations required by LLB or the SPV for or in connection with the execution and delivery of the LLB Trust Deed, LLB Facility Agreement or the SPV Facility Agreements and the Issue Documents have been obtained and will remain in full force and effect;

(g) Taxation: all necessary returns have been delivered by or on behalf of LLB, SPV and each Scheme Company to the relevant taxation authorities and none of them is in default in the payment of any taxes, and no claim is being asserted with respect to taxes which is not disclosed in the relevant financial statements;

(h) Information: the information furnished by LLB/SPV and each Scheme Company in connection with the Scheme does not contain any untrue statement or omit to state any fact the omission of which makes the statements therein, in the light of the circumstances under which they were made, misleading, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by LLB/SPV;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(i) No Immunity: in any proceedings taken in Malaysia or else where in relation to the GWRS, neither LLB, SPV nor any Scheme Company will be entitled to claim for itself or any of its respective assets immunity from suit, execution, attachment or other legal process;

(j) No cross default: save as disclosed in writing to the Trustee prior to the execution of the LLB Trust Deed of matters which may have a material adverse effect on LLB, SPV or any Scheme Company, and in the case where remedial action is required to be taken by LLB or procured to be taken by LLB or the SPV in respect of any Scheme Company as a consequence of such disclosure, LLB or the SPV has remedied or procured the remedy of these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, no event has occurred which constitutes, or which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute, a contravention of, or default under, any agreement or instrument by which LLB, the SPV or any Scheme Company or any of its/their assets is bound or affected;

(k) Accounts: the audited financial statements (including the income statement and balance sheets) of LLB, the SPV and the Scheme Companies for the year ended 30 June 2002 have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia and give a true and fair view of its financial condition and results of operations for the relevant period, and all liabilities have been fully disclosed or reserved against, and the latest interim accounts of LLB, the SPV and the Scheme Companies have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(l) Material change in financial condition: there has been no material adverse change in the financial condition or operations of LLB, the SPV and the Scheme Companies since 30 June 2002;

(m) No security: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by LLB or the SPV as a consequence of such disclosure, LLB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, none of the assets, properties and rights of LLB, the SPV and each Scheme Company is affected by any security interest and LLB, the SPV and each Scheme Company is not a party to, nor is it/they or any of its/their assets bound by, any order, agreement or instrument under which LLB, the SPV or the Scheme Companies is/are, or in certain events may be, required to create, assume or permit to arise any security interest, other than those security interests created pursuant to the GWRS Documents;

(n) Disclosure: LLB or the SPV has fully disclosed in the Scheme all facts relating to LLB, the SPV and the Scheme Companies which LLB or the SPV knows or should reasonably know and which are material for disclosure to the Trustee/Facility Agent;

(o) Title: LLB, the SPV and each Scheme Company is the beneficial owner or has title to all its respective assets;

(p) Event of Default: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by LLB or the SPV as a consequence of such disclosure, LLB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility, no Event of Default has occurred and/or is continuing;

(q) Dissolution: no step has been taken by LLB or the SPV or its/their shareholders nor have any legal proceedings been started or threatened for the dissolution of the Issuing PLC or the SPV or any of the Scheme;

(r) Conduct of Business: LLB, the SPV and each Scheme Company is conducting its business and operations in compliance with all applicable laws and regulations and all directives of governmental authorities having the force of law;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF LLB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(s) Section 176 of the Companies Act, 1965: save and except pursuant to the GWRS, no step has been taken by LLB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person in its/their behalf nor have any legal proceedings or applications been started or threatened under Section 176 of the Companies Act, 1965 nor has any moratorium been declared or affects LLB, the SPV or any of the Scheme Companies or any part of their debts;

(t) CDRC: save and except pursuant to the GWRS, no step has been taken by LLB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person on its/their behalf to apply to the former Corporate Debt Restructuring Committee for the restructuring of the debts of LLB, the SPV or the Scheme Companies; and

(u) Divestment Assets: LLB has, prior to the date hereof, fully disclosed to the Security Trustee and the Monitoring Accountant the details in respect of the Divestment Assets.

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SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

Save as defined, words and terms used herein are as defined in the draft Trust Deed.

PRINCIPAL TERMS AND CONDITIONS OF THE ACB BONDS

Issuer : Amsteel Corporation Berhad ("ACB").

Status and Ranking : The Bonds constitute direct, unsubordinated and secured obligations of the Issuer.

The indebtedness of the Issuer to the Trustee and the Bondholders arising under or in connection with the Bonds and the other Issue Documents are secured in the following manner:

(i) in respect of Class A(1) Bondholders, by all Security Documents other than the SPV Security Documents and the Araprop Charge;

(ii) in respect of Class A(2) Bondholders (except AmMerchant Bank Berhad), by all Security Documents other than the Ararprop Charge, the AMB Charge and the SPV Security Documents;

(iii) in respect of Class A(2) Bonds held by AmMerchant Bank Berhad, by all Security Documents other than the AMB Charge and the SPV Security Documents;

(iv) in respect of Class B Bondholders, by all Security Documents other than the Araprop Charge, the AMB Charge and the SPV Security Documents; and

(v) in respect of Class C Bondholders, by all Security Documents other than the Araprop Charge, the AMB Charge and the SPV Security Documents,

subject always to the provisions of and in such priority as are set out in the Priority and Security Sharing Agreement.

The corresponding classes/tranches of the Bonds and SPV Debts rank *pari passu* with each other in respect of the Additional Security. The Class A(1)/A(2) Bonds and Class B Bonds rank pari passu amongst each other and will rank in priority over Class C Bonds. Holders of the Bonds rank in priority to all other creditors in respect of the Additional Security. Holders of the Bonds rank *pari passu* with all other unsecured and unsubordinated creditors of ACB in respect of assets of ACB which are not part of the Additional Security.

"Issue Documents" means the explanatory statement issued by the Issuer to its scheme creditors, the Trust Deed, the facility agreement in relation to the ACB Debts, the Bonds, the SPV Debts, the Depository and Paying Agency Agreement, the Security Documents, Priority and Security Sharing Agreement and all other documents executed in connection with the Bonds and the SPV Debts.

"Security Documents" means the documents executed or to be executed from time to time to secure the secured indebtedness of the Issuer, the SPV and the security parties arising under or in connection with the Issue Documents.

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

"Additional Security" means the security created over the assets proposed to be divested in accordance with the Issuer's divestment programme and certain other assets more particularly set out in the Priority and Security Sharing Agreement.

"Priority and Security Sharing Agreement" means the agreement to be made between the Trustee, the security trustee, the Issuer, the SPV, each security party and the facility agent for the SPV Debts relating to the priority and sharing of security in respect of the secured property.

Form and denomination : The Bonds will be represented by 5 Global Certificates to be deposited with Bank Negara Malaysia. The Bonds will be in denominations of RM1.00.

Classes of Bonds : The classes of Bonds are as follows:-

Class A (1) Bonds
Class A (2) Bonds
Class B(a) Bonds
Class B(b) Bonds[1]
Class C Bonds

Amount :

Class A (1) Bonds	RM201.01 million in nominal amount (RM158.56 million in net present value)
Class A (2) Bonds	RM445.74 million in nominal amount (RM365.44 million in net present value)
Class B(a) Bonds	RM424.24 million in nominal amount (RM333.20 million in net present value)
Class B(b) Bonds	RM53.52 million in nominal amount (RM34.90 million in net present value)
Class C Bonds	RM340.05 million in nominal amount (RM217.70 million in net present value)

Tenure :

Class A (1) Bonds	5 Years
Class A (2) Bonds	5 Years
Class B(a) Bonds	9 Years
Class B(b) Bonds	9 Years
Class C Bonds	10 Years

Issue Price : The Bonds will be issued at the respective Nominal Values based on their respective Yields to Maturity.

Coupon Rate : The Bonds are zero coupon.

Yield to Maturity : The cash yield to maturity for the Bonds are as follows:

Class A (1) Bonds	7.00%
Class A (2) Bonds	6.00%
Class B(a) Bonds	4.75%
Class B(b) Bonds	7.75%
Class C Bonds	4.75%

Trustee : Bumiputra-Commerce Trustee Berhad

Lead Arranger : RHB Sakura Merchant Bankers Berhad

[1] Issued as consideration for the purchase of the entire equity interest in Lion Plaza

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

Listing : The Bonds will not be listed.

The Bonds will be traded through the Scripless Securities Trading System and in accordance with the Code of Conduct and Market Practices for the Malaysian Corporate Bond Market.

Rating : The Bonds are not rated.

Redemption : Yearly redemption on the Redemption Dates from the monies in the Redemption Account.

Early Redemption From Surplus In Redemption Account : ACB may, at its option, redeem the Bonds before their scheduled Redemption Dates. ACB shall be obliged to redeem the Bonds where ACB has available in its Redemption Account, no less than Twenty Million (RM20,000,000.00) of ACB Dedicated Cash-flow PROVIDED THAT the Bonds having a particular Redemption Date shall be redeemed (in chronological order) on a pro rata basis with the ACB Debts having the same repayment date.

In the event of an early redemption of outstanding Class B Bonds and outstanding Class C Bonds having the same Redemption Date, those outstanding Class B Bonds shall be fully redeemed before early redemption of the Class C Bonds.

The amount payable by ACB on early redemption shall be calculated in accordance with the formula set out in Section 6.15 of ACB Circular.

Early Redemption from Disposal : On disposal of an Existing Security which is held for the benefit of a Class A Bondholder and / or Class A SPV Debt Holder, other than a Development Property Unit, net proceeds shall be used to redeem/repay, in chronological order of the Redemption Dates / repayment dates, the said Class A Bondholder and / or the said Class A SPV Debt Holder at a redemption price/repayment amount calculated in accordance with the formula set out in Section 6.15 of ACB Circular.

On disposal of any Pool Substitute Security which is held for the benefit of a Class A(1) Bondholder and / or Class A(1) SPV Debt Holder, other than a Development Property Unit, net proceeds shall be used to redeem/repay, in chronological order of the Redemption Dates/ repayment dates, the said Class A(1) Bondholder and / or the said Class A(1) SPV Debt Holder at a redemption price/repayment amount calculated in accordance with the formula set out in Section 6.15 of ACB Circular.

Purchase : Issuer and / or its subsidiaries may purchase the Outstanding Bonds by way of private treaty PROVIDED THAT:

(i) the Issuer shall not utilise proceeds from a capital fund raising exercise of whatsoever nature for such purchase;

(ii) the aggregate amount of such purchase shall not exceed Ringgit Malaysia Eight Million (RM8,000,000.00);

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

(iii) such purchase shall not be made by the Issuer and/or its subsidiaries from any party which may be directly or indirectly controlled or influenced by the Issuer and/or any person connected with the Issuer within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965; and

(iv) the Issuer shall not utilise the Dedicated Cashflows or any money in the Redemption Account for such purchase.

The Issuer and / or its subsidiaries may purchase the Outstanding Bonds from any Bondholder by using the proceeds from a capital fund raising exercise and/or for an aggregate amount exceeding Ringgit Malaysia Eight Million (RM8,000,000.00) by way of a tender exercise which is equally open to all Bondholders in the same class (and SPV Debt Holders in the same class as the Bondholders).

All Bonds purchased by the Issuer will be cancelled.

"SPV Debt Holders" means the persons holding the relevant classes of SPV Debts

Interest on Late Redemption : One per cent (1%) per annum above the relevant Yield to Maturity applicable to that Bonds on such amounts due up to but excluding the day upon which payment in full is in fact made.

Payment of Back-End Amount and Loyalty Payment : Payment of the nominal value of the Back-End Amount (calculated in accordance with the formula set out in Section 6.17 of ACB Circular) shall be made to the Class B and / or Class C Bondholders and to the SPV to pay the Class B and / or Class C SPV Debt Holders.

A Loyalty Payment in addition to the cash Yield to Maturity shall be payable to Class A(2) Bonds / SPV Debts, Class B(a) Bonds / Class B(b) Bonds / Class B SPV Debts and / or Class C Bonds / SPV Debts:-

Type	Loyalty Payment
Class A(2) Bonds / SPV Debts	Up to 0.75%
Class B(a) Bonds / Class B SPV Debts	Up to 0.60%
Class B(b) Bonds	Up to 0.60%
Class C Bonds / SPV Debts	Up to 0.60%

Payment of the Back-End Amount and Loyalty Payment is conditional upon the full redemption of all classes of Bonds / SPV Debts, and subject to the extent of the apportioned "Relevant Amount", namely, cash amount calculated as follows:

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

		(i) excess of the actual aggregate over the forecast / projected aggregate net divestment proceeds from the Group Divestment Programme for ACB and its group of companies for the period from the Issue Date to the date of full redemption of the Bonds/SPV Debts; and (ii) the Loyalty Payment and Back-End Amount from the LCB Bonds backing the Bonds and ACB Debts during the period from the Issue Date to the date of full redemption of the Bonds/SPV Debts. Priority of payment of the Back-End Amount and Loyalty Payment from the Relevant Amount is set out in Section 6.17 of ACB Circular.
Transfer Restrictions	:	The Bonds are only transferable to persons who are the first holders of the Bonds issued by the Issuer.
Taxation	:	All payments made by the Issuer to the Bondholders will be made in full without any deduction or withholding unless required by law.
Events of Default	:	Customary events of default and events of default applicable under the terms of the ACB Debts. These are set out in Annexure I.
Remedy Period	:	14 days monetary defaults 30 days non monetary defaults 3 months where remedy involves a proposed placement issue 6 months where remedy involves a proposed rights issue
Declaration of Default	:	The Trustee may at its discretion declare or refrain from declaring an Event of Default save and except that:- a) The Trustee shall declare an Event of Default upon the instructions of the Class A Bondholders and Class A SPV Debt Holders by Class A Special Resolution, or, in the event that there are no Outstanding Class A Bonds and no outstanding Class A SPV Debts owed to the Class A Bondholders and SPV Debt Holders, the Class B Bondholders and Class B SPV Debt Holders by Class B Special Resolution; or, in the event that there are no Outstanding Class A and Class B Bonds and no outstanding Class A and Class B SPV Debts owed to the Class A and Class B Bondholders and SPV Debt Holders, by Class C Special Resolution; or b) The Trustee shall not declare an Event of Default unless instructed by the Bondholders / Debt Holders in the manner under sub(a) above in the circumstances under Clause 12.1(p), (r) and (s) of the Trust Deed. Notwithstanding the above, the Trustee shall be deemed to have declared an Event of Default where the Issuer makes any payment under the ACB Debts without redeeming the relevant portion of the Bonds.
Covenants	:	Customary covenants for an exercise of this nature and consistent to those applicable to the ACB Debts. These are set out in Annexure II.
Representations and Warranties	:	Customary representations and warranties in relation to an exercise of this nature and consistent to those applicable to the ACB Debts. These are set out in Annexure III.
Governing Law	:	Malaysian law.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement.

Annexure I

EVENTS OF DEFAULT

If at any time and for any reason, whether within or beyond the control of ACB/SPV, any one of the following events occurs, that is to say:

(a) Non-payment: ACB fails to pay any sums due under the GWRS Documents:

(i) where a valid Rights Issue Notice has been given, within one hundred and eighty (180) days of such sums becoming due PROVIDED THAT ACB shall at all times comply with the provisions of the Rights Issue covenants set out in Annexure I(a) herein and in the event ACB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(ii) where a valid Private Placement Notice has been given, within ninety (90) days of such sums becoming due PROVIDED THAT ACB shall at all times comply with the provisions of the Private Placement covenants set out in Annexure I (b) herein and in the event ACB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(iii) in all instances (other than pursuant to sub-clauses (a)(i) or (ii) above), within fourteen (14) days of such sums becoming due;

(b) Rights Issue/Private Placement: ACB fails to observe or perform any of the Rights Issue covenants or the Private Placement covenants set out in Annexure I (a) and (b) herein;

(c) Breach of obligations: failure of either ACB or any Scheme Companies or any Security Party to observe or perform any of its/their respective obligations under any Issue Documents (other than in respect of ACB's obligations under paragraphs (a) and (b) above) which is not remedied to the satisfaction of the Trustee/Facility Agent within thirty (30) days after receipt by ACB or the respective Scheme Companies or the respective Security Party of a notice from the Trustee/Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(d) Appointment of receiver, legal process: an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of ACB or any Scheme Companies or any Security Party to values in excess of five per cent (5%) of the Consolidated NTA of ACB, or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(e) Composition or winding up: ACB or any Scheme Companies or any Security Party convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of ACB or such Scheme Companies or such Security Party, as the case may be, or a petition for winding up is presented against ACB or such Scheme Companies or such Security Party, as the case may be, and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(f) Unlawfulness: it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for ACB or any Scheme Companies or any Security Party to perform or comply with any one or more of their respective obligations under any of the GWRS Documents;

(g) Misrepresentation: any representation, warranty or statement which is made by ACB or any Scheme Companies or any Security Party which is contained anywhere else or in connection herewith proves to be incorrect in any material respect;

(h) Cessation of business: ACB or any Scheme Companies or any Security Party changes the nature or scope of its/their business, suspends a substantial part of the present business operations which it/they now conduct directly or indirectly, or any governmental authority expropriates or threatens to expropriate all or part of its/their assets;

(i) Cross-default: any indebtedness of ACB or any Scheme Companies or any Security Party becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by ACB or any Scheme Companies or any Security Party is not discharged at maturity or when called or ACB or any Scheme Companies or any Security Party goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(j) Litigation: any litigation, arbitration, winding up or administrative proceeding is filed against ACB or any Scheme Companies or any Security Party PROVIDED THAT the amount of such claim filed shall be in excess of five per cent (5%) of the Consolidated NTA of ACB;

(k) Ineffective or invalid provision: any provision of the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreement or the GWRS Documents or any Security Documents is or becomes, for any reason, invalid or unenforceable or if any law is brought into effect which purports to render ineffective or invalid any provision of the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreement or the GWRS Documents or any Security Documents;

(l) Judgment outstanding: any judgments in an amount in excess five per cent (5%) of the Consolidated NTA of ACB as at the date of the judgement shall be entered against ACB or any Scheme Companies or any Security Party unless an application has been made by ACB or such Scheme Company or such Security Party to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(m) Licence: any licence, authorisation, approval, consent, order, exemption, registration is suspended or is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect and such revocation results in ACB or any Scheme Companies or any Security Party ceasing its/their business operations;

(n) Nationalisation: save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Trustee/Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of ACB or any Scheme Companies or any Security Party shall be condemned, seized or otherwise appropriated;

(o) Moratorium and/or Restraining Order: ACB or any Scheme Companies or any Security Party obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness (other than the moratorium granted by Bank of Tokyo-Mitsubishi (Malaysia) Berhad to ACB which is effective until 31 December 2002) or other suspension of payments generally;

(p) Jeopardy: any securities created in any of the Security Documents or otherwise is in jeopardy or ineffective;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(q) Repudiation: ACB or any Scheme Companies or any Security Party repudiates or take steps to repudiate the ACB Trust Deed, the ACB Facility Agreement, the SPV Facility Agreement or any Issue Documents or any GWRS Document is alleged by ACB or any Scheme Companies or any Security Party not to be in proper legal form for the enforcement thereof in the courts of Malaysia or laws of any applicable jurisdiction;

(r) Change in Substantial Shareholder: save in accordance with the Scheme and pursuant to the GWRS, there is any change in the controlling shareholders of ACB or any Scheme Companies or any Security Party (where for the purposes of this clause, "controlling shareholder" shall be defined as a shareholder with a shareholding of thirty three per cent (33%) or more in the relevant company); or

(s) Material Adverse Change: any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of ACB or any Scheme Companies or any Security Party;

In respect of the SPV Debts, the following additional event of default shall apply:-

(I) SPV: any of the following occurs:

(i) the SPV fails to pay any sums due under the SPV Facility Agreement or other Issue Documents within fourteen (14) days of such sums becoming due;

(ii) the SPV fails to observe or perform any of its obligations under the SPV Facility Agreement or other Issue Documents (other than the payment obligation referred to in paragraph (i) above) which is not remedied to the satisfaction of the Facility Agent within thirty (30) days after receipt by the SPV a notice from the Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(iii) an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of the SPV or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(iv) the SPV convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of the SPV or a petition for winding up is presented against the SPV and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(v) it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for the SPV to perform or comply with any one or more of their respective obligations under the SPV Facility Agreement or other Issue Documents;

(vi) any indebtedness of the SPV becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by the SPV is not discharged at maturity or when called or the SPV goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(vii) any litigation, arbitration, winding up or administrative proceeding is filed against the SPV;

(viii) any judgments shall be entered against the SPV unless an application has been made by the SPV to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(ix) save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of the SPV shall be condemned, seized or otherwise appropriated;

(x) the SPV obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

(xi) the SPV repudiates or takes steps to repudiate the SPV Facility Agreement or any other Issue Documents;

(xii) there is any change in the shareholding of the SPV; or

(xiii) any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of the SPV,

then, whether or not any such Event of Default is continuing, the Trustee/Facility Agent may or shall if so instructed by the relevant holders of the Bonds/SPV Debts by Special Resolution (other than in circumstances described in sub-clauses (p), (r), (s) and (I)(xii) and (I)(xiii) (in respect of the SPV Debts) above, in respect of which the Trustee/Facility Agent shall only act in accordance with the instructions of the holders of the Bonds/SPV Debts) declare by notice in writing to ACB/SPV that an Event of Default has occurred whereupon :

(i) all amount payable under the GWRS Documents shall become immediately due and payable; and

(ii) without further notice to ACB/SPV, institute such proceedings and take such steps as it thinks fit including enforcing remedies under each of the Issue Documents, the Security Documents and the GWRS Documents subject to the terms of the Priority and Security Sharing Agreement.

Each of the paragraphs above is to be construed independently and no one Event of Default limits the generality of any other Event of Default.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement.

Annexure I (a)

RIGHTS ISSUE COVENANTS

ACB further covenants and undertakes with the SPV and the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds/ACB Debts have been discharged:

(a) SC Submissions: if a Rights Issue Notice has been given, ACB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Rights Issue; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV or the Trustee to a change in the utilisation of the proceeds of the Rights Issue or a change in the amount to be raised by the Rights Issue, unless even after the change, sufficient funds would be raised by ACB to make all payments which are overdue.

For the purpose of this clause, a Rights Issue Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that ACB proposes to carry out a Rights Issue for the purpose of raising funds to pay for some or all of such Bonds/ACB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Rights Issue; and
(ee) provide particulars of the timing of the Rights Issue, the amount to be raised, the basis of the Rights Issue and the proposed issue price of the new shares;

(b) SC approval: ACB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as shall be required under any law (the "Other Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Other Approving Authority to the Rights Issue, ACB shall notify the SPV, Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or the Other Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or Other Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Other

Approving Authority, within seven (7) days from the date of submission to the Securities Commission or the Other Approving Authority, as the case may be;

(d) Results of appeal: in the event that an appeal has been made by ACB to the Securities Commission, ACB shall use its best endeavours to obtain the decision approval or rejection of the Securities Commission or the Other Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of receipt of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Other Approving Authority, ACB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee/Facility Agent and the Securities Commission or the Other Approving Authority of either (a) its acceptance of all conditions imposed by the Securities Commission or the Other Approving Authority; or (b) its intention to discontinue with the Rights Issue;

(f) Books closure: ACB shall declare the books closure date in respect of a Rights Issue referred to in a Rights Issue Notice no later than one hundred and ten (110) days after the due date for the redemption of the Bonds to which the Rights Issue relates; and

(g) Shareholders and other approvals: ACB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Rights Issue prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement.

Annexure I (b)

Private Placement Covenants

ACB further covenants and undertakes with the SPV, the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds/ACB Debts have been discharged:

(a) SC Submissions: if a Private Placement Notice has been given, ACB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Private Placement; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV or the Trustee to a change in the utilisation of the proceeds of the Private Placement or a change in the amount to be raised by the Private Placement, unless even after the change, sufficient funds would be raised by ACB to make all payments which are overdue.

For the purpose of this clause, a Private Placement Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that ACB proposes to carry out a Private Placement for the purpose of raising funds to pay for some or all of such Bonds/ACB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Private Placement; and
(ee) provide particulars of the timing of the Private Placement, the amount to be raised, the basis of the Private Placement and the proposed issue price of the new shares;

(b) SC approval: ACB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as may be required under law ("Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant ;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Approving Authority as the case may be to the Private Placement, ACB shall notify the SPV and the Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or such Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or the Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Approving Authority, as the case may be, within seven (7) days from the date of submission to the Securities Commission or the Approving Authority as the case may be;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(d) Results of appeal: in the event that an appeal has been made by ACB to the Securities Commission or the Approving Authority as the case may be, ACB shall use its best endeavours to procure the decision, approval or rejection of the Securities Commission or such Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Approving Authority as the case may be, ACB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee, the Security Trustee, the Monitoring Accountant and the Securities Commission or the Approving Authority, as the case may be of either (i) its acceptance of all conditions imposed by the Securities Commission or such Approving Authority; or (ii) its intention to discontinue with the Private Placement; and

(f) Shareholders and other approvals: ACB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Private Placement prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement.

Annexure II

POSITIVE COVENANTS

ACB/SPV covenants and undertakes with the SPV, the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder and under the Bonds/ACB Debts have been discharged:

(a) Conduct of business: ACB will and the SPV will ensure that ACB conduct its business and affairs with due diligence and efficiency and in accordance with sound financial and commercial standards and practices and in accordance with its constitutional documents;

(b) Financial Information: at some date no later than two (2) months after the expiration of each quarter of the financial year of ACB, ACB/SPV shall cause to be made out and lodged with the Kuala Lumpur Stock Exchange and the Trustee/Facility Agent a consolidated balance sheet and profit and loss account of such quarterly period of ACB and the SPV;

(c) Default: if ACB/SPV becomes aware of the occurrence of an Event of Default it will forthwith notify the SPV, the Trustee/Facility Agent and provide the SPV, the Trustee/Facility Agent with full details of any steps which it is taking, or is considering taking, in order to remedy or mitigate the effect of the Event of Default or otherwise in connection with it and it will take such reasonable steps as may be required by the SPV, theTrustee/Facility Agent in order to remedy or mitigate the effect of the Event of Default;

(d) Capital Expenditure: ACB/SPV shall seek prior consent of the SPV, the Trustee/Facility Agent acting on the instructions of Bondholders/SPV Debt Holders by Ordinary Resolution before ACB and/or any of its subsidiaries incurs any capital expenditure:

  (i) for any new investment which is not within the core business(es) of ACB or such subsidiary set out in the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreement; or

  (ii) exceeding twenty five per cent (25%) of the Consolidated NTA of ACB;

(e) Consents and Licences: ACB will and the SPV will and will cause ACB to obtain and promptly renew from time to time upon request by the SPV, the Trustee/Facility Agent and promptly deliver to the SPV, the Trustee/Facility Agent certified true copies of, any authorisation, approval, consent, licence, exemption, registration, recording, filing or notarisation as may be necessary to ensure the validity, enforceability or priority of each Issue Document or the rights of the SPV, the Trustee/Facility Agent under the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreement and any other agreement related therewith, and ACB will and the SPV will ensure that ACB comply with the terms and conditions of all such authorisation, approval, consent, licence, exemption, registration, recording, filing and notarisation, including but not limited to the terms and conditions of the approval from the Securities Commission in respect of the GWRS;

(f) Insurance: ACB will and the SPV will ensure that ACB will at all times arrange for and maintain full insurable value and such insurance in respect of its insurable assets and the assets of each Scheme Companies and any Security Party and any Security Party against all risks (including third party risks) which a prudent company carrying on a business similar to that of ACB, each Scheme Companies and each Security Party would normally insure;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(g) Compliance with Group Divestment Programme: ACB shall and the SPV will cause ACB to ensure that the Monitoring Accountant shall be actively involved with the monitoring of ACB's efforts and actions in relation to its Group Divestment Programme as provided in the GWRS and ACB shall furnish quarterly reports on the progress of the Group Divestment Programme to the Monitoring Accountant and render all such assistance and co-operation and provide all such information, documents and reports as may be requested from time to time by the Monitoring Accountant;

(h) Ranking: the liabilities of ACB/SPV under the ACB Trust Deed, ACB Facility Agreement or the SPV Facility Agreement rank and will rank prior in point of priority to all its other unsecured and unsubordinated liabilities (both actual and contingent) except:

(i) liabilities which are subject to liens or rights of set-off arising in the normal course of trading and the aggregate amount of which is not material; and

(ii) liabilities which are preferred solely by Malaysian law and not by reason of any Security Interest;

(i) Subordination: ACB will and the SPV will cause ACB to ensure that all and any advances by its directors or shareholders (other than the Scheme Creditors holding shares in ACB pursuant to the GWRS) to it are to be subordinated to its liabilities to the SPV/Trustee under the ACB Trust Deed, ACB Facility Agreement or the SPV Facility Agreements;

(j) Preparation of accounts: ACB and the Scheme Companies and any Security Party and any Security Party will and the SPV will ensure that the parties will prepare financial statements on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(k) Record on business: ACB/SPV will and the SPV will ensure that ACB will maintain and cause to be maintained records adequate to record and reflect the operations and financial condition of ACB, the SPV and each Scheme Companies and each Security Party, and it will at all times permit and procure permission for the Trustee/SPV or the Facility Agent or its agents and servants at all reasonable times to have access to and to inspect its books of accounts and records of ACB and each Scheme Company relating to its respective business at any office, branch or place of business of ACB or elsewhere;

(l) Appointment of Monitoring Accountant: ACB shall appoint or permit the Trustee/Facility Agent, as the case may be to appoint at ACB's cost and expense and with written notice to ACB, such reputable professional monitoring accountant acceptable to the Trustee/Facility Agent for the purposes of ensuring that the obligations created under the GWRS are carried out in accordance with the terms and conditions of the GWRS Documents and in accordance with normal industry practice. ACB shall and the SPV will cause ACB to ensure that there shall be a Monitoring Accountant appointed at all times during the tenure of the Bonds/SPV Debts and until full repayment of the Secured Indebtedness;

(m) Litigation: ACB will and the SPV will ensure that ACB promptly notify the Trustee/Facility Agent, as the case may be of:

(i) any default or event of default under any other contractual obligation of ACB, the Scheme Companies or the Security Party; or

(ii) any litigation investigation or proceeding which may exist at any time between ACB or the Scheme Companies or the Security Party; or

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(iii) any litigation or proceeding before any court or governmental regulatory agency affecting ACB or the Scheme Companies or the Security Party;

if so requested by the SPV, the Trustee/Facility Agent or if the value of such contractual obligation, litigation, investigation or proceeding is equal to or exceeds five per cent (5%) of the Consolidated NTA of ACB.

Each such notice pursuant to this sub-clause shall be given by ACB to the SPV, the Trustee/Facility Agent, as the case may be, not later than fourteen (14) days after ACB has knowledge of the occurrence referred to therein;

(n) Taxes: ACB/SPV, each Scheme Companies and each Security Party will pay and discharge all taxes, assessments and governmental charges or levies imposed on it/them;

(o) Authorised Signatories: ACB, the Scheme Companies and the Security Party will forthwith notify the SPV, the Trustee/Facility Agent if any of ACB's, SPV's or the Scheme Companies or the Security Party' authorised signatories are no longer authorised to act on ACB's, SPV's or the Scheme Companies or the Security Party' behalf in relation to the Scheme;

(p) Appointment of Auditors: ACB will and will cause the Scheme Companies and the Security Party to nominate such auditor or firm of auditors which are either:

(i) auditors of ACB or any Scheme Companies and any Security Party as at the date of the ACB Trust Deed, ACB Facility and SPV Facility Agreement; or

(ii) on the panel of any financial institution in Malaysia as at the date of their appointment,

in respect of any matter connected with the accounts and operations of ACB, the Scheme Companies and the Security Party respectively;

(q) Punctual Payment: ACB/SPV will punctually pay all amounts due and will perform and cause and procure the Scheme Companies and the Security Party to perform all its/their obligations under the ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement and/or the Issue Documents;

(r) Payment of Outgoings: ACB/SPV, the Scheme Companies and the Security Party will punctually pay all quit rents, rates, taxes and all outgoings payable in connection with or arising out of ACB's/SPV's, the Scheme Companies and the Security Party' business, assets or properties and ACB, the Scheme Companies and the Security Party will furnish to the Trustee/Facility Agent the receipts for all such payments; and

(s) Further assurance: ACB/SPV, the Scheme Companies and the Security Party will at its/their own cost and expense, execute, sign, perfect, register every document, act or thing as in the opinion of the SPV, the Trustee/Facility Agent may be necessary or desirable for the implementation, perfection, maintenance and subsequent amendments of the GWRS Documents.

In respect of the SPV Debts, the following additional covenants shall apply:-

(I) ACB Debts: the SPV will observe its obligations and exercise its rights with respect to the ACB Debts, and promptly notify the Facility Agent of any occurrence of an event giving or which may give rise to a claim or constituting or may constitute a breach thereunder or hereunder and the SPV will immediately provide to the Facility Agent all relevant information in respect of the ACB Debts;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(II) Direction from Facility Agent: the SPV will implement and put into effect any direction given by the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) on all matters in connection with the ACB Debts pursuant to the terms and conditions of the SPV Facility Agreement

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement.

NEGATIVE COVENANTS

ACB/SPV covenants and undertakes with the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder have been discharged, ACB/SPV will not without the written consent of the Trustee/Facility Agent (acting on the instructions of the Bondholders/SPV Debt Holders by Ordinary Resolution) first had and obtained:

(a) Negative Pledge: ACB will not and the SPV will not allow AC to create, incur, assume, suffer or permit to exist over all or any part of its or any of its subsidiaries' or any Scheme Companies or any Security Party' business or assets any security interest other than:

(i) those permitted under the ACB Trust Deed, the ACB Facility Agreement and the SPV Facility Agreement or the Issue Documents;

(ii) any security interest created on an asset acquired by ACB or any of its subsidiaries after the date of the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreements securing indebtedness incurred solely to finance the purchase of such asset and the indebtedness secured does not exceed and is not capable of exceeding the purchase price of such asset;

(iii) any security interest created on an asset acquired by ACB after the date of the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreements the purchase of which is funded from the proceeds of new equity or proceeds which are not Dedicated Cashflow;

(b) Indebtedness: ACB will not and the SPV will not create, incur, assume, guarantee or permit to exist any Indebtedness with respect to ACB, its subsidiaries, the Scheme Companies and the Security Party except:

(i) any Indebtedness arising from the ACB Trust Deed, the ACB Facility Agreement and the SPV Facility Agreement;

(ii) any other Indebtedness which has been disclosed in writing by ACB to the Trustee/Facility Agent prior to the date of the ACB Trust Deed, the ACB Facility Agreement and SPV Facility Agreements ; and

(iii) the following indebtedness:

(1) the outstanding principal amount of any bank borrowings in respect of assets acquired, existing as at the relevant date of the acquisition of those assets and disclosed in writing to the Trustee/Facility Agent prior to the date of the ACB Trust Deed, ACB Facility Agreement or the SPV Facility Agreements, in relation to which there shall be no recourse whatsoever to ACB or any of its subsidiaries or any Scheme Company, as the case may be. For avoidance of doubt, any indebtedness arising or incurred or assumed on or after the date of acquisition (including any amounts refinanced or restructured) or not otherwise disclosed to the Trustee/Facility Agent prior to the date of the ACB Trust Deed/Restated Facility Agreements shall be included in the computation of Permitted Indebtedness below; and

(2) the outstanding bank borrowings of the Excluded Companies, the terms of which shall not include any recourse whatsoever against ACB; and

(iv) any Permitted Indebtedness.

For the purposes of this clause, "Permitted Indebtedness" means, at any time, any indebtedness for borrowed moneys incurred or assumed by ACB, any of its subsidiaries and any Scheme Company in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of ACB, any of its subsidiaries and any Scheme Company at the time of its incurrence does not exceed the following limits:

(1) where the total amounts made for the redemption and purchase of the Bonds and the total amounts made for the redemption and purchase of the SPV Debts (collectively, "Redemption and Repayment Amounts") paid by ACB and/or the SPV up to that time is less than 50% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 20% of that Redemption and Repayment Amounts paid by ACB and/or the SPV up to that time;

(2) where the Redemption and Repayment Amounts paid by ACB and/or the SPV up to that time is equal to or exceeding 50% but less than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and SPV Debts, the limit shall be 35% of that Redemption and Repayment Amounts paid by ACB up to that time; and

(3) where the total Redemption and Repayment Amounts paid by ACB and/or the SPV up to that time is equal to or more than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 50% of that total Redemption and Repayment Amounts paid by ACB and/or the SPV up to that time,

PROVIDED ALWAYS THAT notwithstanding anything to the contrary in this clause:

(aa) ACB, any of its subsidiaries, any Scheme Company and any Security Party shall not incur or assume any Permitted Indebtedness if as a consequence, its total Permitted Indebtedness for the financial year 2008 shall exceed thirty five per cent (35%) of the Redemption Amounts and Repayment Amounts paid up to the time of its incurrence;

(bb) the total Permitted Indebtedness of ACB aggregated with that of its subsidiaries, each Scheme Company and each Security Party at any time shall not exceed the aggregate sum of Ringgit Malaysia One Thousand and Five Hundred Million (RM1,500,000,000.00) regardless of the amount of Redemption Amounts and Repayment Amounts paid;

(c) Disposal of assets/shares: ACB will not and the SPV will not allow ACB to dispose or permit any of its subsidiaries or any Scheme Company to dispose any of the following:

(i) assets/shares in the Group Divestment Programme:

(aa) where the disposal price of such asset/share is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share. For the purposes of this sub-clause, the market value of the asset/share shall be determined by an independent professional valuer appointed by ACB, its subsidiaries or the Scheme Companies and any Security Party and any Security Party, and a copy must be sent to the SPV, the Trustee/Facility Agent for its consideration no later than two (2) months prior to the Trustee/Facility Agent giving its written approval, and such valuation shall

. have been carried out not more than six (6) months prior to the date of the sale of the such asset/share; and/or

(bb) where the disposal price of such asset/share is equal to or more than Ringgit Malaysia Five Million (RM5,000,000.00); and/or

(cc) where the sale of such asset/share is to a Related Party;

and

(ii) assets/shares not in the Group Divestment Programme (save and except for assets/ shares acquired by ACB, any of its subsidiaries or any Scheme Company after the date of the ACB Trust Deed, ACB Facility Agreement or the SPV Facility Agreements the purchase of which are funded from monies other than Dedicated Cashflow) where the disposal price of such asset/share:

(1) is:

(aa) more than Ringgit Malaysia Twenty Five Million (RM25,000,000.00); or

(bb) twenty per cent (20%) or more of the audited Consolidated NTA of ACB,

whichever is the lower; and

(2) is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share,

in which event ACB, its subsidiaries or the Scheme Companies or the Security Party shall forward to the SPV, the Trustee/Facility Agent prior to the disposal of such asset/share, the valuation report carried out on such asset/share (not more than six (6) months prior to the date of the sale of the such asset/share) which market value shall be determined by an independent professional valuer appointed by ACB, its subsidiaries or the Scheme Companies or the Security Party, and the net proceeds from the disposal of such assets/shares exceeding Ringgit Malaysia Two Million (RM2,000,000.00) shall be deposited into the Escrow Account to be held by the Security Trustee for the benefit of the Bondholders, the SPV Holders and ACB PROVIDED ALWAYS THAT the net proceeds from the disposal of such assets/shares shall be utilised towards the redemption of the Bonds and the SPV Debts in the following percentages:

Net Proceeds of assets/shares (on per disposal basis) (RM)	Bondholders/ SPV Debt Holders	Issuer
Up to 2,000,000.00	-	100%
From 2,000,001.00 up to 5,000,000.00	50%	50%
Thereafter, in excess of 5,000,000.00	70%	30%

For the avoidance of doubt, "Net Proceeds" shall mean the balance of the proceeds from any disposal of assets/shares after deducting taxes payable in respect of that disposal and any direct incidental expenses related thereto. Further, ACB may utilise its share of the Net Proceeds as set out above without restrictions.

For the purposes of this clause, it is hereby agreed that separate disposals will be aggregated and treated as if they were one if the terms of such disposal were agreed upon within a period

of twelve (12) months. Without prejudice to the generality of the foregoing, the following disposals will also be aggregated for the purposes of this clause:

(A) disposals entered into with the same party or with parties connected with one another within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965;

(B) disposals involving the disposal of assets/shares in one particular company or entity;

(C) transactions involving the disposal of various parcels of land contiguous to each other;

(d) Loans and advances: ACB will not and the SPV will not allow ACB, save and except for normal trade credit or the making of loans to staff and executive directors pursuant to a staff benefit scheme where such executive directors are included in the scheme, make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(e) Loans to directors, shareholders and related companies: ACB will not and the SPV will not ACB to make any loans to its directors except pursuant to Section 133 of the Companies Act, 1965 or its related or associated companies other than in accordance with the GWRS except pursuant to Section 133A of the Companies Act, 1965 and where the loans proceeds are from rights issues or new borrowings approved hereto;

(f) Dividends: ACB will not and the SPV will not allow ACB to declare or pay any cash dividend (excluding dividends equivalent to one per cent (1%) of par value of the shares to such companies or such amount which is required to maintain its trustee status) or make any other cash distribution on or in respect of any of its share capital;

(g) Prepayment of other loans: ACB will not and the SPV will not allow ACB to make any prepayment of any other loans or indebtedness if there are any monies outstanding under the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreements which is overdue and unpaid save and except where such source of prepayments are not from the Redemption Account or any Dedicated Cashflow and ACB, each Scheme Companies and each Security Party are not in default under the terms of the GWRS Documents;

(h) Share Capital: ACB will not and the SPV will not allow ACB, save and except for the exercise of a rights issue, reduce or in any way whatsoever alter, its authorised and/or issued shares in existence at the date hereof;

(i) Constitutional documents: ACB will not and the SPV will not allow ACB to add to, delete, vary or amend its constitutional documents or change its financial year;

(j) Redemption of share capital: ACB will not and the SPV will not allow ACB to redeem any share capital (except where such shares may only be redeemed out of the proceeds of a fresh issue of ordinary shares of ACB);

(k) Enter into partnership: ACB will not and the SPV will not allow ACB, save in the ordinary course of business of ACB, enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(l) Indebtedness owed to ACB etc: ACB will not and the SPV will not allow SPV to release, surrender, reduce, waive, amend or vary or permit a release, surrender, reduction, waiver, amendment, or variation of the amount of any indebtedness owed to it, any of its subsidiaries or any Scheme Company or any Security Party by any person or the terms upon which the same is outstanding PROVIDED THAT ACB could reduce, amend or vary amounts owing by trade creditors in the ordinary course of business;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(m) Disposal: ACB will not and the SPV will not allow ACB, subject to sub-clause (c) above, enter or allow any of its subsidiaries or any Scheme Companies or any Security Party to enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or any of its subsidiaries or any Scheme Companies or any Security Party or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of ACB's, any of its subsidiaries' or any Scheme Companies or any Security Party' undertaking, business or assets;

(n) Restriction on transaction: ACB will not and the SPV will not allow ACB to enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(o) No Investment: ACB will not and the SPV will not ACB, save in the ordinary course of business, undertake any further investments other than the existing investments disclosed in writing to the Trustee/Facility Agent prior to the execution of the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreements unless financed from additional equity capital or from new borrowings approved hereto or monies otherwise than from the Redemption Account or any Dedicated Cashflow;

In respect of the ACB Debts, the following additional covenant shall apply:

TSWC Undertaking: ACB will not allow any amendments to or waive any of its rights under the TSWC Undertaking

In respect of the SPV Debts, the following additional covenant shall apply:-

SPV Activities: notwithstanding other provisions in this clause above:

(i) create, incur, assume, suffer or permit to exist over all or any of its business or assets any Security Interest other than those permitted under the SPV Facility Agreement or other Issue Documents;

(ii) create, incur, assume, guarantee or permit to exist any Indebtedness with respect to the SPV except any Indebtedness arising from this Agreement;

(iii) save for in the ordinary course of business, dispose any of its assets;

(iv) make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(v) declare or pay any dividend or make any distribution on or in respect of any of its share capital;

(vi) reduce or in any way whatsoever alter its authorised and/or issued share capital;

(vii) add to, delete, vary or amend its constitutional documents or change its financial year;

(viii) enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(ix) enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of its undertaking, business or assets;

(x) enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(xi) save in the ordinary course of business, undertake any investments;

(xii) agree to any termination, waiver or consent to any act or omission which would constitute a breach, or settlement or compromise of any claim with ACB in respect of the ACB Debts;

(xiii) where any provision of the ACB Facility Agreement or any other terms of the ACB Debts makes reference to or requires the approval, consent, certification or opinion of the SPV, so approve, consent, certify or opine without the agreement of the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) to such approval, consent, certification or opinion;

(xiv) amend, supplement, vary or in any way alter or agree to any such amendment, supplement, variation or alteration to any of the provision of the AMB Facility Agreement or any other terms of the AMB Debts; and

(xv) give approval as to any amendment to or any waiver of the rights of ACB under TSWC Undertaking.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement.

Annexure III

REPRESENTATIONS AND WARRANTIES

Save as disclosed to the Trustee/Facility Agent as at the date of the ACB Trust Deed, the Facility Agreement or the SPV Facility Agreements, ACB/SPV represents and warrants to the Trustee/Facility Agent and Bondholders/SPV Debt Holders that:

(a) Contract or commitment: since 30 June 2002, no Scheme Companies has entered into any contract or commitment of an unusual or onerous nature (other than in the ordinary course of business), which, in the context the Bonds/SPV Debts may be material for disclosure in the context of the GWRS and each Scheme Companies has carried on its business in the ordinary and usual course in the context of the GWRS;

(b) Status: ACB, SPV and each Scheme Company is a company duly incorporated under the laws of Malaysia or in the event that any of such companies is not incorporated in Malaysia, the laws of its country of incorporation, and has full power and authority to conduct its business and to execute and deliver and comply with the provisions of the GWRS;

(c) Issue Documents: the creation and issue of the Bonds/Consolidated and Rescheduled Debts and the execution and delivery of the ACB Trust Deed/Restated Facility Agreements and the GWRS Documents, and the performance of the terms herein and therein have been duly authorised by ACB/SPV and that the same constitute or will constitute legal, valid and binding obligations of ACB enforceable in accordance with their respective terms;

(d) Powers and authorisations: the execution and delivery by the Issue and/or the SPV of the ACB Trust Deed/Restated Facility Agreements does not and will not infringe any applicable law or regulation and are not and will not be contrary to the provisions of the Memorandum and Articles of Association of ACB and/or the SPV and will not infringe any terms of, or constitute a default under, any instrument or agreement to which ACB and/or the SPV is a party or by which it or its property is bound;

(e) Litigation: no Scheme Company is involved in, nor has ACB and/or the SPV knowledge of any threat or circumstances likely to lead to, any litigation or arbitration or administrative proceedings which might, individually or in the aggregate, be material in the context of the GWRS;

(f) Consents: that all consents, clearances, approvals, authorisations and orders of any court, government department or other regulatory body in Malaysia or elsewhere and all corporate consents, approvals and authorisations required by ACB or the SPV for or in connection with the execution and delivery of the ACB Trust Deed, ACB Facility Agreement or the SPV Facility Agreements and the Issue Documents have been obtained and will remain in full force and effect;

(g) Taxation: all necessary returns have been delivered by or on behalf of ACB, SPV and each Scheme Company to the relevant taxation authorities and none of them is in default in the payment of any taxes, and no claim is being asserted with respect to taxes which is not disclosed in the relevant financial statements;

(h) Information: the information furnished by ACB/SPV and each Scheme Company in connection with the Scheme does not contain any untrue statement or omit to state any fact the omission of which makes the statements therein, in the light of the circumstances under which they were made, misleading, and all expressions of expectation, intention, belief and opinion

contained therein were honestly made on reasonable grounds after due and careful inquiry by ACB/SPV;

(i) No Immunity: in any proceedings taken in Malaysia or else where in relation to the GWRS, neither ACB, SPV nor any Scheme Company will be entitled to claim for itself or any of its respective assets immunity from suit, execution, attachment or other legal process;

(j) No cross default: save as disclosed in writing to the Trustee prior to the execution of the ACB Trust Deed of matters which may have a material adverse effect on ACB, SPV or any Scheme Company, and in the case where remedial action is required to be taken by ACB or procured to be taken by ACB or the SPV in respect of any Scheme Company as a consequence of such disclosure, ACB or the SPV has remedied or procured the remedy of these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, no event has occurred which constitutes, or which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute, a contravention of, or default under, any agreement or instrument by which ACB, the SPV or any Scheme Company or any of its/their assets is bound or affected;

(k) Accounts: the audited financial statements (including the income statement and balance sheets) of ACB, the SPV and the Scheme Companies for the year ended 30 June 2002 have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia and give a true and fair view of its financial condition and results of operations for the relevant period, and all liabilities have been fully disclosed or reserved against, and the latest interim accounts of ACB, the SPV and the Scheme Companies have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(l) Material change in financial condition: there has been no material adverse change in the financial condition or operations of ACB, the SPV and the Scheme Companies since 30 June 2002;

(m) No security: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by ACB or the SPV as a consequence of such disclosure, ACB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, none of the assets, properties and rights of ACB, the SPV and each Scheme Company is affected by any security interest and ACB, the SPV and each Scheme Company is not a party to, nor is it/they or any of its/their assets bound by, any order, agreement or instrument under which ACB, the SPV or the Scheme Companies is/are, or in certain events may be, required to create, assume or permit to arise any security interest, other than those security interests created pursuant to the GWRS Documents;

(n) Disclosure: ACB or the SPV has fully disclosed in the Scheme all facts relating to ACB, the SPV and the Scheme Companies which ACB or the SPV knows or should reasonably know and which are material for disclosure to the Trustee/Facility Agent;

(o) Title: ACB, the SPV and each Scheme Company is the beneficial owner or has title to all its respective assets;

(p) Event of Default: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by ACB or the SPV as a consequence of such disclosure, ACB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility, no Event of Default has occurred and/or is continuing;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE ACB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(q) Dissolution: no step has been taken by ACB or the SPV or its/their shareholders nor have any legal proceedings been started or threatened for the dissolution of the Issuing PLC or the SPV or any of the Scheme;

(r) Conduct of Business: ACB, the SPV and each Scheme Company is conducting its business and operations in compliance with all applicable laws and regulations and all directives of governmental authorities having the force of law;

(s) Section 176 of the Companies Act, 1965: save and except pursuant to the GWRS, no step has been taken by ACB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person in its/their behalf nor have any legal proceedings or applications been started or threatened under section 176 of the Companies Act, 1965 nor has any moratorium been declared or affects ACB, the SPV or any of the Scheme Companies or any part of their debts;

(t) CDRC: save and except pursuant to the GWRS, no step has been taken by ACB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person on its/their behalf to apply to the former Corporate Debt Restructuring Committee for the restructuring of the debts of ACB, the SPV or the Scheme Companies; and

(u) Divestment Assets: ACB has, prior to the date hereof, fully disclosed to the Security Trustee and the Monitoring Accountant the details in respect of the Divestment Assets.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Save as defined, words and terms used herein are as defined in the draft Trust Deed.

PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Issuer : Angkasa Marketing Berhad ("AMB").

Status and Ranking : The Bonds constitute direct, unsubordinated and secured obligations of the Issuer.

The indebtedness of the Issuer to the Trustee and the Bondholders arising under or in connection with the Bonds and the other Issue Documents are secured in the following manner:

(i) in respect of Class B Bondholders, by all Security Documents other than the SPV Security Documents;

(ii) in respect of Class C Bondholders, by all Security Documents other than the SPV Security Documents,

subject always to the provisions of and in such priority as are set out in the Priority and Security Sharing Agreement.

The corresponding classes/tranches of the AMB Bonds and AMB-SPV Debts rank *pari passu* with each other in respect of the Additional Security. The Class B Bonds will rank in priority to the Class C Bonds. Holders of the AMB Bonds rank in priority to all other creditors in respect of the Additional Security. Holders of the AMB Bonds rank *pari passu* with all other unsecured and unsubordinated creditors of AMB in respect of assets of AMB which are not part of the Additional Security.

"Issue Documents" means the explanatory statement issued by the Issuer to its scheme creditors, the Trust Deed, the facility agreement in relation to the AMB Debts, the Bonds, the SPV Debts, the Depository and Paying Agency Agreement, the Security Documents, Priority and Security Sharing Agreement and all other documents executed in connection with the Bonds and the SPV Debts.

"Security Documents" means the documents executed or to be executed from time to time to secure the secured indebtedness of the Issuer, the SPV and the security parties arising under or in connection with the Issue Documents.

"Additional Security" means the security created over the assets proposed to be divested in accordance with the Issuer's divestment programme and certain other assets more particularly set out in the Priority and Security Sharing Agreement.

"Priority and Security Sharing Agreement" means the agreement to be made between the Trustee, the security trustee, the Issuer, the SPV, each security party and the facility agent for the SPV Debts relating to the priority and sharing of security in respect of the secured property.

Form and denomination : The Bonds will be represented by 2 Global Certificates to be deposited with Bank Negara Malaysia. The Bonds will be in denominations of RM1.00.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Classes of Bonds	:	The classes of Bonds are as follows: Class B Bonds Class C Bonds
Amount	:	Class B Bonds — RM98.59 million in net present value (RM117.12 million in nominal amount) Class C Bonds — RM39.03 million in net present value (RM59.23 million in nominal amount)
Tenure	:	Class B Bonds — 7 Years Class C Bonds — 10 Years
Issue Price	:	The Bonds will be issued at the respective Nominal Values based on their respective Yields to Maturity.
Coupon Rate	:	The Bonds are zero coupon.
Yield to Maturity	:	The cash yield to maturity for the Bonds are as follows: Class B Bonds — 4.75% Class C Bonds — 4.75%
Trustee	:	Mayban Trustees Berhad.
Lead Arranger	:	RHB Sakura Merchant Bankers Berhad.
Listing	:	The Bonds will not be listed. The Bonds will be traded through the Scripless Securities Trading System and shall be in accordance with the Code of Conduct and Market Practices for the Malaysian Corporate Bond Market.
Rating	:	The Bonds are not rated.
Redemption	:	Yearly redemption on the Redemption Dates from the monies in the Redemption Account.
Early Redemption From Surplus In Redemption Account	:	AMB may, at its option, redeem the Bonds before their scheduled Redemption Dates. AMB shall be obliged to redeem the Bonds where AMB has available in its Redemption Account, no less than Five Million (RM5,000,000.00) of AMB Dedicated Cash-flow PROVIDED THAT the Bonds having a particular Redemption Date shall be redeemed (in chronological order) on a *pro rata* basis with the AMB Debts having the same repayment date. In the event of an early redemption of outstanding Class B and Class C Bonds having the same Redemption Date, those outstanding Class B Bonds shall be redeemed in full before early redemption of the Class C Bonds. The amount payable by AMB on early redemption shall be calculated in accordance with the formula set out in Section 6.14 of the Circular of AMB.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Purchase : Issuer and/or its subsidiaries may purchase the Outstanding Bonds by way of private treaty PROVIDED THAT:

(i) the Issuer shall not utilise proceeds from a capital fund raising exercise of whatsoever nature for such purchase;

(ii) the aggregate amount of such purchase shall not exceed Ringgit Malaysia Eight Million (RM8,000,000.00);

(iii) such purchase shall not be made by the Issuer and/or its subsidiaries from any party which may be directly or indirectly controlled or influenced by the Issuer and/or any person connected with the Issuer within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965; and

(iv) the Issuer shall not utilise the Dedicated Cashflows or any money in the Redemption Account for such purchase.

The Issuer and/or its subsidiaries may purchase the Outstanding Bonds from any Bondholder by using the proceeds from a capital fund raising exercise and/or for an aggregate amount exceeding Ringgit Malaysia Eight Million (RM8,000,000.00) by way of a tender exercise which is equally open to all Bondholders in the same class (and SPV Debt Holders in the same class as the Bondholders).

"SPV Debt Holders" means the persons holding the relevant classes of SPV Debts

All Bonds purchased by the Issuer will be cancelled.

Interest on Late Redemption : One per cent (1%) per annum above the relevant Yield to Maturity applicable to that Bond on such amounts due up to but excluding the day upon which payment in full is in fact made.

Payment of Back-End Amount and Loyalty Payment : Payment of nominal value of the Back-End Amount (calculated in accordance with the formula set out in the Appendix to the Circular) shall be payable to the Class B Bondholders/Class C Bondholders and to the SPV to pay the Class B SPV Debt Holders/Class C SPV Debt Holders.

A Loyalty Payment in addition to the cash Yield to Maturity shall be payable to Class B Bonds/SPV Debts and/or Class C Bonds/SPV Debts:

Type	Loyalty Payment
Class B Bonds/SPV Debts	Up to 0.75%
Class C Bonds/SPV Debts	Up to 0.75%

The amount of Back-End Amount and Loyalty Payment is conditional upon the full redemption/repayment of all classes of Bonds/SPV Debts, and subject to the extent of the apportioned Relevant Amount, namely, cash amount calculated as follows:

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

		(i) excess of the actual aggregate over the forecast/projected aggregate net divestment proceeds from the Group Divestment Programme for AMB and its group of companies during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts; (ii) excess of the audited aggregate over the forecast/projected aggregate profit available to the Silverstone's shareholders during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts; and (iii) the Loyalty Payment and Back-End Amount from the ACB Bonds and the Loyalty Payment from the CPB Inter-co Repayment backing the Bonds and the SPV Debts during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts. Priority of payment of the Back-End Amount and Loyalty Payment from the Relevant Amount is set out in Section 6.16 of the Circular of AMB.
Transfer Restrictions	:	The Bonds are only transferable to persons who are the first holders of the Bonds issued by the Issuer.
Taxation	:	All payments made by the Issuer to the Bondholders will be made in full without any deduction or withholding unless required by law.
Events of Default	:	Customary events of default applicable under the terms of the AMB Debts. These are set out in Annexure I.
Remedy Period	:	14 days monetary defaults 30 days non monetary defaults 3 months where remedy involves a proposed placement issue 6 months where remedy involves a proposed rights issue
Declaration of Default	:	The Trustee may at its discretion declare or refrain from declaring an Event of Default save and except that: a) The Trustee shall declare an Event of Default upon the instructions of the Class B Bondholders and Class B SPV Debt Holders by Class B Special Resolution; or, in the event that there are no Outstanding Class B Bonds and no outstanding SPV Debts owed to Class B SPV Debt Holders, by Class C Special Resolution; or b) The Trustee shall not declare an Event of Default unless instructed by the Bondholders/Debt Holders in the manner under sub (a) above in the circumstances under Clause 12.1(p), (r) and (s) of the Trust Deed. Notwithstanding the above, the Trustee shall be deemed to have declared an Event of Default where the Issuer makes any payment under the AMB Debts without redeeming the relevant portion of the Bonds.
Covenants	:	Customary covenants for an exercise of this nature and consistent to those applicable to the AMB Debts. These are set out in Annexure II.
Representations and Warranties	:	Customary representations and warranties in relation to an exercise of this nature and consistent to those applicable to the AMB Debts. These are set out in Annexure III.
Governing Law	:	Malaysian law.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure I

EVENTS OF DEFAULT

If at any time and for any reason, whether within or beyond the control of AMB/SPV, any one of the following events occurs, that is to say:

(a) Non-payment: AMB fails to pay any sums due under the GWRS Documents:

(i) where a valid Rights Issue Notice has been given, within one hundred and eighty (180) days of such sums becoming due PROVIDED THAT AMB shall at all times comply with the provisions of the Rights Issue covenants set out in Annexure I(a) herein and in the event AMB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(ii) where a valid Private Placement Notice has been given, within ninety (90) days of such sums becoming due PROVIDED THAT AMB shall at all times comply with the provisions of the Private Placement covenants set out in Annexure I (b) herein and in the event AMB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(iii) in all instances (other than pursuant to sub-clauses (a)(i) or (ii) above), within fourteen (14) days of such sums becoming due;

(b) Rights Issue/Private Placement: AMB fails to observe or perform any of the Rights Issue covenants or the Private Placement covenants set out in Annexure I (a) and (b) herein respectively;

(c) Breach of obligations: failure of either AMB or any Scheme Company or any Security Party to observe or perform any of its/their respective obligations under any Issue Documents (other than in respect of AMB's obligations under paragraphs (a) and (b) above) which is not remedied to the satisfaction of the Trustee/Facility Agent within thirty (30) days after receipt by AMB or the respective Scheme Companies or the respective Security Party of a notice from the Trustee/Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(d) Appointment of receiver, legal process: an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of AMB or any Scheme Companies or any Security Party to values in excess of five per cent (5%) of the Consolidated NTA of AMB, or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(e) Composition or winding up: AMB or any Scheme Companies or any Security Party convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of AMB or such Scheme Companies or such Security Party, as the case may be, or a petition for winding up is presented against AMB or such Scheme Companies or such Security Party, as the case may be, and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

(f) Unlawfulness: it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for AMB or any Scheme Companies or any Security Party to perform or comply with any one or more of their respective obligations under any of the GWRS Documents;

(g) Misrepresentation: any representation, warranty or statement which is made by AMB or any Scheme Companies or any Security Party which is contained anywhere else or in connection herewith proves to be incorrect in any material respect;

(h) Cessation of business: AMB or any Scheme Company or any Security Party changes the nature or scope of its/their business, suspends a substantial part of the present business operations which it/they now conduct directly or indirectly, or any governmental authority expropriates or threatens to expropriate all or part of its/their assets;

(i) Cross-default: any indebtedness of AMB or any Scheme Company or any Security Party becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by AMB or any Scheme Company or any Security Party is not discharged at maturity or when called or AMB or any Scheme Companies or any Security Party goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(j) Litigation: any litigation, arbitration, winding up or administrative proceeding is filed against AMB or any Scheme Companies or any Security Party PROVIDED THAT the amount of such claim filed shall be in excess of five per cent (5%) of the Consolidated NTA of AMB;

(k) Ineffective or invalid provision: any provision of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement or the GWRS Documents or any Security Documents is or becomes, for any reason, invalid or unenforceable or if any law is brought into effect which purports to render ineffective or invalid any provision of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement or the GWRS Documents or any Security Documents;

(l) Judgment outstanding: any judgments in an amount in excess five per cent (5%) of the Consolidated NTA of AMB as at the date of the judgement shall be entered against AMB or any Scheme Companies or any Security Party unless an application has been made by AMB or such Scheme Company or such Security Party to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(m) Licence: any licence, authorisation, approval, consent, order, exemption, registration is suspended or is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect and such revocation results in AMB or any Scheme Company or any Security Party ceasing its/their business operations;

(n) Nationalisation: save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Trustee/Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of AMB or any Scheme Companies or any Security Party shall be condemned, seized or otherwise appropriated;

(o) Moratorium and/or Restraining Order: AMB or any Scheme Company or any Security Party obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

(p) Jeopardy: any securities created in any of the Security Documents or otherwise is in jeopardy or ineffective;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

(q) Repudiation: AMB or any Scheme Companies or any Security Party repudiates or take steps to repudiate the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement or any Issue Documents or any GWRS Document is alleged by AMB or any Scheme Companies or any Security Party not to be in proper legal form for the enforcement thereof in the courts of Malaysia or laws of any applicable jurisdiction;

(r) Change in Substantial Shareholder: save in accordance with the Scheme and pursuant to the GWRS, there is any change in the controlling shareholders of AMB or any Scheme Companies or any Security Party (where for the purposes of this clause, "controlling shareholder" shall be defined as a shareholder with a shareholding of thirty three per cent (33%) or more in the relevant company); or

(s) Material Adverse Change: any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of AMB or any Scheme Companies or any Security Party;

In respect of the SPV Debts, the following additional event of default shall apply:-

(I) SPV: any of the following occurs:

(i) the SPV fails to pay any sums due under the SPV Facility Agreement or other Issue Documents within fourteen (14) days of such sums becoming due;

(ii) the SPV fails to observe or perform any of its obligations under the SPV Facility Agreement or other Issue Documents (other than the payment obligation referred to in paragraph (i) above) which is not remedied to the satisfaction of the Facility Agent within thirty (30) days after receipt by the SPV a notice from the Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(iii) an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of the SPV or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(iv) the SPV convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of the SPV or a petition for winding up is presented against the SPV and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(v) it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for the SPV to perform or comply with any one or more of their respective obligations under the SPV Facility Agreement or other Issue Documents;

(vi) any indebtedness of the SPV becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by the SPV is not discharged at maturity or when called or the SPV goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(vii) any litigation, arbitration, winding up or administrative proceeding is filed against the SPV;

(viii) any judgments shall be entered against the SPV unless an application has been made by the SPV to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(ix) save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of the SPV shall be condemned, seized or otherwise appropriated;

(x) the SPV obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

(xi) the SPV repudiates or takes steps to repudiate the SPV Facility Agreement or any other Issue Documents;

(xii) there is any change in the shareholding of the SPV; or

(xiii) any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of the SPV,

then, whether or not any such Event of Default is continuing, the Trustee/Facility Agent may or shall if so instructed by the relevant holders of the AMB Bonds/SPV Debts by Special Resolution (other than in circumstances described in sub-clauses (p), (r), (s), and in respect of the SPV Debts, (I)(xii) and (I)(xiii) above, in respect of which the Trustee/Facility Agent shall only act in accordance with the instructions of the holders of the AMB Bonds/SPV Debts) declare by notice in writing to AMB/SPV that an Event of Default has occurred whereupon :

(i) all amount payable under the GWRS Documents shall become immediately due and payable; and

(ii) without further notice to AMB/SPV, institute such proceedings and take such steps as it thinks fit including enforcing remedies under each of the GWRS Documents.

Each of the paragraphs above is to be construed independently and no one Event of Default limits the generality of any other Event of Default.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure I (a)

RIGHTS ISSUE COVENANTS

AMB further covenants and undertakes with the SPV and the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds/AMB Debts have been discharged:

(a) SC Submissions: if a Rights Issue Notice has been given, AMB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Rights Issue; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Rights Issue or a change in the amount to be raised by the Rights Issue, unless even after the change, sufficient funds would be raised by AMB to make all payments which are overdue.

For the purpose of this clause, a Rights Issue Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that AMB proposes to carry out a Rights Issue for the purpose of raising funds to pay for some or all of such Bonds/AMB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Rights Issue; and
(ee) provide particulars of the timing of the Rights Issue, the amount to be raised, the basis of the Rights Issue and the proposed issue price of the new shares;

(b) SC approval: AMB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as shall be required under any law (the "Other Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Other Approving Authority to the Rights Issue, AMB shall notify the SPV, Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or the Other Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or Other Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Other Approving Authority, within seven (7) days from the date of submission to the Securities Commission or the Other Approving Authority, as the case may be;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

(d) Results of appeal: in the event that an appeal has been made by AMB to the Securities Commission, AMB shall use its best endeavours to obtain the decision approval or rejection of the Securities Commission or the Other Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of receipt of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Other Approving Authority, AMB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee/Facility Agent and the Securities Commission or the Other Approving Authority of either (a) its acceptance of all conditions imposed by the Securities Commission or the Other Approving Authority; or (b) its intention to discontinue with the Rights Issue;

(f) Books closure: AMB shall declare the books closure date in respect of a Rights Issue referred to in a Rights Issue Notice no later than one hundred and ten (110) days after the due date for the redemption of the Bonds to which the Rights Issue relates; and

(g) Shareholders and other approvals: AMB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Rights Issue prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Salient provisions contained in the draft AMB AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure I(b)

Private Placement Covenants

AMB further covenants and undertakes with the SPV, the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds have been discharged:

(a) SC Submissions: if a Private Placement Notice has been given, AMB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Private Placement; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Private Placement or a change in the amount to be raised by the Private Placement, unless even after the change, sufficient funds would be raised by AMB to make all payments which are overdue.

For the purpose of this clause, a Private Placement Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that AMB proposes to carry out a Private Placement for the purpose of raising funds to pay for some or all of such Bonds/AMB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Private Placement; and
(ee) provide particulars of the timing of the Private Placement, the amount to be raised, the basis of the Private Placement and the proposed issue price of the new shares;

(b) SC approval: AMB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as may be required under law ("Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant ;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Approving Authority as the case may be to the Private Placement, AMB shall notify the SPV and the Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or such Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or the Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Approving Authority, as the case may be, within seven (7) days from the date of submission to the Securities Commission or the Approving Authority as the case may be;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

(d) Results of appeal: in the event that an appeal has been made by AMB to the Securities Commission or the Approving Authority as the case may be, AMB shall use its best endeavours to procure the decision, approval or rejection of the Securities Commission or such Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Approving Authority as the case may be, AMB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee, the Security Trustee, the Monitoring Accountant and the Securities Commission or the Approving Authority, as the case may be of either (i) its acceptance of all conditions imposed by the Securities Commission or such Approving Authority; or (ii) its intention to discontinue with the Private Placement; and

(f) Shareholders and other approvals: AMB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Private Placement prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure II

POSITIVE COVENANTS

AMB/SPV covenants and undertakes with the SPV, the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder and under the Bonds/LLB Debts have been discharged:

(a) Conduct of business: AMB will and the SPV will ensure that AMB conduct its business and affairs with due diligence and efficiency and in accordance with sound financial and commercial standards and practices and in accordance with its constitutional documents;

(b) Financial Information: at some date no later than two (2) months after the expiration of each quarter of the financial year of AMB, AMB/SPV shall cause to be made out and lodged with the Kuala Lumpur Stock Exchange and the Trustee/Facility Agent a consolidated balance sheet and profit and loss account of such quarterly period of AMB and the SPV;

(c) Default: if AMB/SPV becomes aware of the occurrence of an Event of Default it will forthwith notify the SPV, the Trustee/Facility Agent and provide the SPV, the Trustee/Facility Agent with full details of any steps which it is taking, or is considering taking, in order to remedy or mitigate the effect of the Event of Default or otherwise in connection with it and it will take such reasonable steps as may be required by the SPV, the Trustee/Facility Agent in order to remedy or mitigate the effect of the Event of Default;

(d) Capital Expenditure: AMB/SPV shall seek prior consent of the SPV, the Trustee/Facility Agent acting on the instructions of Bondholders/SPV Debt Holders by Ordinary Resolution before AMB and/or any of its subsidiaries incurs any capital expenditure:

(i) for any new investment which is not within the core business(es) of AMB or such subsidiary set out in the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement; or

(ii) exceeding twenty five per cent (25%) of the Consolidated NTA of AMB;

(e) Consents and Licences: AMB will and the SPV will and will cause AMB to obtain and promptly renew from time to time upon request by the SPV, the Trustee/Facility Agent and promptly deliver to the SPV, the Trustee/Facility Agent certified true copies of, any authorisation, approval, consent, licence, exemption, registration, recording, filing or notarisation as may be necessary to ensure the validity, enforceability or priority of each Issue Document or the rights of the SPV, the Trustee/Facility Agent under the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement and any other agreement related therewith, and AMB will and the SPV will ensure that AMB comply with the terms and conditions of all such authorisation, approval, consent, licence, exemption, registration, recording, filing and notarisation, including but not limited to the terms and conditions of the approval from the Securities Commission in respect of the GWRS;

(f) Insurance: AMB will and the SPV will ensure that AMB will at all times arrange for and maintain full insurable value and such insurance in respect of its insurable assets and the assets of each Scheme Companies and any Security Party and any Security Party against all risks (including third party risks) which a prudent company carrying on a business similar to that of AMB, each Scheme Companies and each Security Party would normally insure;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

(g) Compliance with Group Divestment Programme: AMB shall and the SPV will cause that AMB ensure that the Monitoring Accountant shall be actively involved with the monitoring of AMB's efforts and actions in relation to its Group Divestment Programme as provided in the GWRS and AMB shall furnish quarterly reports on the progress of the Group Divestment Programme to the Monitoring Accountant and render all such assistance and co-operation and provide all such information, documents and reports as may be requested from time to time by the Monitoring Accountant;

(h) Ranking: the liabilities of AMB/SPV under the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement rank and will rank prior in point of priority to all its other unsecured and unsubordinated liabilities (both actual and contingent) except:

(i) liabilities which are subject to liens or rights of set-off arising in the normal course of trading and the aggregate amount of which is not material; and

(ii) liabilities which are preferred solely by Malaysian law and not by reason of any Security Interest;

(i) Subordination: AMB will and the SPV will ensure that AMB to ensure that all and any advances by its directors or shareholders (other than the Scheme Creditors holding shares in AMB pursuant to the GWRS) to it are to be subordinated to its liabilities to the SPV/Trustee under the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements;

(j) Preparation of accounts: AMB/SPV and the Scheme Companies and any Security Party and any Security Party will and the SPV will ensure that the parties will prepare financial statements on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(k) Record on business: AMB/SPV will and the SPV will ensure that AMB will maintain and cause to be maintained records adequate to record and reflect the operations and financial condition of AMB, the SPV and each Scheme Companies and each Security Party, and it will at all times permit and procure permission for the Trustee/SPV or the Facility Agent or its agents and servants at all reasonable times to have access to and to inspect its books of accounts and records of AMB and each Scheme Company relating to its respective business at any office, branch or place of business of AMB or elsewhere;

(l) Appointment of Monitoring Accountant: AMB shall appoint or permit the Trustee/Facility Agent, as the case may be to appoint at AMB's cost and expense and with written notice to AMB, such reputable professional monitoring accountant acceptable to the Trustee/Facility Agent for the purposes of ensuring that the obligations created under the GWRS are carried out in accordance with the terms and conditions of the GWRS Documents and in accordance with normal industry practice. AMB shall and the SPV will cause AMB to ensure that there shall be a Monitoring Accountant appointed at all times during the tenure of the Bonds/SPV Debts and until full repayment of the Secured Indebtedness;

(m) Litigation: AMB will and the SPV will ensure that AMB promptly notify the Trustee/Facility Agent, as the case may be of:

(i) any default or event of default under any other contractual obligation of AMB, the Scheme Companies or the Security Party; or

(ii) any litigation investigation or proceeding which may exist at any time between AMB or the Scheme Companies or the Security Party; or

(iii) any litigation or proceeding before any court or governmental regulatory agency affecting AMB or the Scheme Companies or the Security Party;

if so requested by the SPV, the Trustee/Facility Agent or if the value of such contractual obligation, litigation, investigation or proceeding is equal to or exceeds five per cent (5%) of the Consolidated NTA of AMB.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Each such notice pursuant to this sub-clause shall be given by AMB to the SPV, the Trustee/Facility Agent, as the case may be, not later than fourteen (14) days after AMB has knowledge of the occurrence referred to therein;

(n) Taxes: AMB/SPV, each Scheme Companies and each Security Party will pay and discharge all taxes, assessments and governmental charges or levies imposed on it/them;

(o) Authorised Signatories: AMB/SPV, the Scheme Companies and the Security Party will forthwith notify the SPV, the Trustee/Facility Agent if any of AMB's, SPV's or the Scheme Companies or the Security Party' authorised signatories are no longer authorised to act on AMB's, SPV's or the Scheme Companies or the Security Party' behalf in relation to the Scheme;

(p) Appointment of Auditors: AMB will and will cause the Scheme Companies and the Security Party to nominate such auditor or firm of auditors which are either:

(i) auditors of AMB or any Scheme Companies and any Security Party as at the date of the AMB Trust Deed, AMB Facility Agreement and SPV Facility Agreement; or

(ii) on the panel of any financial institution in Malaysia as at the date of their appointment,

in respect of any matter connected with the accounts and operations of AMB, the Scheme Companies and the Security Party respectively;

(q) Punctual Payment: AMB/SPV will punctually pay all amounts due and will perform and cause and procure the Scheme Companies and the Security Party to perform all its/their obligations under the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement and/or the Issue Documents;

(r) Payment of Outgoings: AMB/SPV, the Scheme Companies and the Security Party will punctually pay all quit rents, rates, taxes and all outgoings payable in connection with or arising out of AMB's/SPV's, the Scheme Companies and the Security Party' business, assets or properties and AMB, the Scheme Companies and the Security Party will furnish to the Trustee/Facility Agent the receipts for all such payments; and

(s) Further assurance: AMB/SPV, the Scheme Companies and the Security Party will at its/their own cost and expense, execute, sign, perfect, register every document, act or thing as in the opinion of the SPV, the Trustee/Facility Agent may be necessary or desirable for the implementation, perfection, maintenance and subsequent amendments of the GWRS Documents.

In respect of the SPV Debts, the following additional covenants shall apply:-

(I) AMB Debts: the SPV will observe its obligations and exercise its rights with respect to the AMB Debts, and promptly notify the Facility Agent of any occurrence of an event giving or which may give rise to a claim or constituting or may constitute a breach thereunder or hereunder and the SPV will immediately provide to the Facility Agent all relevant information in respect of the AMB Debts;

(II) Direction from Facility Agent: the SPV will implement and put into effect any direction given by the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) on all matters in connection with the AMB Debts pursuant to the terms and conditions of the SPV Facility Agreement

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

NEGATIVE COVENANTS

AMB/SPV covenants and undertakes with the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder have been discharged, AMB/SPV will not without the written consent of the Trustee/Facility Agent (acting on the instructions of the Bondholders/SPV Debt Holders by Ordinary Resolution) first had and obtained:

(a) Negative Pledge: AMB will not and the SPV will not allow AC to create, incur, assume, suffer or permit to exist over all or any part of its or any of its subsidiaries' or any Scheme Companies or any Security Party' business or assets any security interest other than:

(i) those permitted under the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement or the Issue Documents;

(ii) any security interest created on an asset acquired by AMB or any of its subsidiaries after the date of the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreements securing indebtedness incurred solely to finance the purchase of such asset and the indebtedness secured does not exceed and is not capable of exceeding the purchase price of such asset;

(iii) any security interest created on an asset acquired by AMB after the date of the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreements the purchase of which is funded from the proceeds of new equity or proceeds which are not Dedicated Cashflow;

(b) Indebtedness: AMB will not and the SPV will not not create, incur, assume, guarantee or permit to exist any Indebtedness with respect to AMB, its subsidiaries, the Scheme Companies and the Security Party except:

(i) any Indebtedness arising from the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement;

(ii) any other Indebtedness which has been disclosed in writing by AMB to the Trustee/Facility Agent prior to the date of the AMB Trust Deed, the AMB Facility Agreement and SPV Facility Agreement; and

(iii) the following indebtedness:

(1) the outstanding principal amount of any bank borrowings in respect of assets acquired, existing as at the relevant date of the acquisition of those assets and disclosed in writing to the Trustee/Facility Agent prior to the date of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreements, in relation to which there shall be no recourse whatsoever to AMB or any of its subsidiaries or any Scheme Company, as the case may be. For avoidance of doubt, any indebtedness arising or incurred or assumed on or after the date of acquisition (including any amounts refinanced or restructured) or not otherwise disclosed to the Trustee/Facility Agent prior to the date of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreements shall be included in the computation of Permitted Indebtedness below; and

(2) the outstanding bank borrowings of the Excluded Companies, the terms of which shall not include any recourse whatsoever against AMB; and

(iv) any Permitted Indebtedness.

For the purposes of this clause, "Permitted Indebtedness" means, at any time, any indebtedness for borrowed moneys incurred or assumed by AMB, any of its subsidiaries and any Scheme Company in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of AMB, any of its subsidiaries and any Scheme Company at the time of its incurrence does not exceed the following limits:

(1) where the total amounts made for the redemption and purchase of the Bonds and the total amounts made for the redemption and purchase of the SPV Debts (collectively, "Redemption and Repayment Amounts") paid by AMB and/or the SPV up to that time is less than 50% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 20% of that Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time;

(2) where the Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time is equal to or exceeding 50% but less than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and SPV Debts, the limit shall be 35% of that Redemption and Repayment Amounts paid by AMB up to that time; and

(3) where the total Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time is equal to or more than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 50% of that total Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time,

(c) Disposal of assets/shares: AMB will not and the SPV will not allow AMB to dispose or permit any of its subsidiaries or any Scheme Company to dispose any of the following:

(i) assets/shares in the Group Divestment Programme:

(aa) where the disposal price of such asset/share is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share. For the purposes of this sub-clause, the market value of the asset/share shall be determined by an independent professional valuer appointed by AMB, its subsidiaries or the Scheme Companies and any Security Party, and a copy must be sent to the SPV, the Trustee/Facility Agent for its consideration no later than two (2) months prior to the Trustee/Facility Agent giving its written approval, and such valuation shall have been carried out not more than six (6) months prior to the date of the sale of the such asset/share; and/or

(bb) where the disposal price of such asset/share is equal to or more than Ringgit Malaysia Five Million (RM5,000,000.00); and/or

(cc) where the sale of such asset/share is to a Related Party;

and

(ii) assets/shares not in the Group Divestment Programme (save and except for assets/ shares acquired by AMB, any of its subsidiaries or any Scheme Company after the date of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements the purchase of which are funded from monies other than Dedicated Cashflow) where the disposal price of such asset/share:

(1) is:

(aa) more than Ringgit Malaysia Twenty Five Million (RM25,000,000.00); or

(bb) twenty per cent (20%) or more of the audited Consolidated NTA of AMB,

whichever is the lower; and

(2) is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share,

in which event AMB, its subsidiaries or the Scheme Companies or the Security Party shall forward to the SPV, the Trustee/Facility Agent prior to the disposal of such asset/share, the valuation report carried out on such asset/share (not more than six (6) months prior to the date of the sale of the such asset/share) which market value shall be determined by an independent professional valuer appointed by AMB, its subsidiaries or the Scheme Companies or the Security Party, and the net proceeds from the disposal of such assets/shares exceeding Ringgit Malaysia Two Million (RM2,000,000.00) shall be deposited into the Escrow Account to be held by the Security Trustee for the benefit of the Bondholders, the SPV Debt Holders and AMB PROVIDED ALWAYS THAT the net proceeds from the disposal of such assets/shares shall be utilised towards the redemption of the Bonds and the SPV Debts in the following percentages:

Net Proceeds of assets/shares (on per disposal basis) (RM)	Bondholders/ SPV Debt Holders	Issuer
Up to 2,000,000.00	-	100%
From 2,000,001.00 up to 5,000,000.00	50%	50%
Thereafter, in excess of 5,000,000.00	70%	30%

For the avoidance of doubt, "Net Proceeds" shall mean the balance of the proceeds from any disposal of assets/shares after deducting taxes payable in respect of that disposal and any direct incidental expenses related thereto. Further, AMB may utilise its share of the Net Proceeds as set out above without restrictions.

For the purposes of this clause, it is hereby agreed that separate disposals will be aggregated and treated as if they were one if the terms of such disposal were agreed upon within a period of twelve (12) months. Without prejudice to the generality of the foregoing, the following disposals will also be aggregated for the purposes of this clause:

(A) disposals entered into with the same party or with parties connected with one another within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965;

(B) disposals involving the disposal of assets/shares in one particular company or entity;

(C) transactions involving the disposal of various parcels of land contiguous to each other;

(d) Loans and advances: AMB will not and the SPV will not allow AMB, save and except for normal trade credit or the making of loans to staff and executive directors pursuant to a staff benefit scheme where such executive directors are included in the scheme, make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(e) Loans to directors, shareholders and related companies: AMB will not and the SPV will not AMB to make any loans to its directors except pursuant to Section 133 of the Companies Act, 1965 or its related or associated companies other than in accordance with the GWRS except pursuant to Section 133A of the Companies Act, 1965 and where the loans proceeds are from rights issues or new borrowings approved hereto;

(f) Dividends: AMB will not and the SPV will not allow AMB to declare or pay any cash dividend (excluding dividends equivalent to one per cent (1%) of par value of the shares to such companies or such amount which is required to maintain its trustee status) or make any other cash distribution on or in respect of any of its share capital;

(g) Prepayment of other loans: AMB will not and the SPV will not allow AMB to make any prepayment of any other loans or indebtedness if there are any monies outstanding under the AMB Trust Deed, the AMB Facility Agreement or the SPV Facility Agreements which is overdue and unpaid save and except where such source of prepayments are not from the Redemption Account or any Dedicated Cashflow and AMB, each Scheme Companies and each Security Party are not in default under the terms of the GWRS Documents;

(h) Share Capital: AMB will not and the SPV will not allow AMB, save and except for the exercise of a rights issue, reduce or in any way whatsoever alter, its authorised and/or issued shares in existence at the date hereof;

(i) Constitutional documents: AMB will not and the SPV will not allow AMB to add to, delete, vary or amend its constitutional documents or change its financial year;

(j) Redemption of share capital: AMB will not and the SPV will not allow AMB to redeem any share capital (except where such shares may only be redeemed out of the proceeds of a fresh issue of ordinary shares of AMB);

(k) Enter into partnership: AMB will not and the SPV will not allow AMB, save in the ordinary course of business of AMB, enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(l) Indebtedness owed to AMB etc: AMB will not and the SPV will not allow SPV to release, surrender, reduce, waive, amend or vary or permit a release, surrender, reduction, waiver, amendment, or variation of the amount of any indebtedness owed to it, any of its subsidiaries or any Scheme Company or any Security Party by any person or the terms upon which the same is outstanding PROVIDED THAT AMB could reduce, amend or vary amounts owing by trade creditors in the ordinary course of business;

(m) Disposal: AMB will not and the SPV will not allow AMB, subject to sub-clause (c) above, enter or allow any of its subsidiaries or any Scheme Companies or any Security Party to enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or any of its subsidiaries or any Scheme Companies or any Security Party or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of AMB's, any of its subsidiaries' or any Scheme Companies or any Security Party' undertaking, business or assets;

(n) Restriction on transaction: AMB will not and the SPV will not allow AMB to enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(o) No Investment: AMB will not and the SPV will not AMB, save in the ordinary course of business, undertake any further investments other than the existing investments disclosed in writing to the Trustee/Facility Agent prior to the execution of the AMB Trust Deed, the AMB Facility Agreement or the SPV Facility Agreements unless financed from additional equity capital or from new borrowings approved hereto or monies otherwise than from the Redemption Account or any Dedicated Cashflow;

(p) Disposal of effective shareholding in Silverstone: disposal of all or any part of AMB's effective shareholding in SFI, save and except for the following:

    (i) Sale of majority shareholding in Silverstone: where the disposal of all or such part of AMB's effective shareholding in Silverstone resulting in AMB's effective shareholding in Silverstone being reduced to less than fifty per cent (50%) plus one (1) share in on normal commercial terms and on the basis of arm's length arrangement at a consideration no less than eighty per cent (80%) of the market value (as valued by an independent professional valuer and such valuation to be carried out not earlier than six (6) months before the date of disposal) and where the net disposal proceeds are equal to or exceed the aggregate amounts under paragraphs (1) and (2) below:-

(1) in relation to the Subordinated Bonds, the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits, the nominal value of Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any and nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of the Silverstone under the Subordinated Bonds shall be released and discharged accordingly; and

(2) the Trustee is satisfied that the Subordinated Bonds Inter-company Amount payable by AMB to Silverstone in relation to the Subordinated Bonds are fully extinguished to the extent Silverstone is to be released and discharged of its payment obligations under paragraph (1) above; or

(ii) Sale of minority shareholding of Silverstone: where the disposal of all or such part of AMB's effective shareholding in Silverstone not resulting in AMB's effective shareholding in Silverstone being reduced to less than 50% plus 1 share is on normal commercial terms and on the basis of arm's length arrangement at a consideration where the net disposal proceeds are equal to or exceed the aggregate amounts under paragraphs (1) below:

(1) in relation to the Subordinated Bonds, the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Subordinated Bonds Maximum Redemption Limits transferred to the purchaser), the nominal value of the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any; and the nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of Silverstone under the Subordinated Bonds shall be released and discharged accordingly;

In the event of a disposal where the consideration consists partly or entirely in non-cash consideration, AMB shall ensure that the non-cash consideration is in the form of asset which are readily convertible into cash (for example, quoted shares) and AMB shall realise and convert such non-cash consideration into cash within the period stipulated below:

(a) in the case of a disposal under item (i) above, at least fifty per cent (50%) of the non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration and the balance thereof shall be converted into cash no later than within twenty four (24) months of the date of receipt of the consideration; and

(b) in the case in the case of a disposal under item (ii) above, the entire non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration;

subject always to the obligation on AMB to convert such amount of the non-cash consideration into cash which will match the amount of the Subordinated Bonds Yearly Redemption Amount proposed to be paid at the next scheduled Subordinated Bonds Redemption Date set out in the Subordinated Bonds Redemption Schedule.

In the event of a disposal as permitted under paragraph (i) and (ii) above, the cash proceeds and the net proceeds from the conversion of non-cash considerations shall be paid into the Redemption Account. Only the net proceeds equivalent to (a) in the case of paragraph (i) above, all unpaid future Subordinated Bonds Maximum Redemption Limits, the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any, and unpaid Subordinated Bonds Interest on Shortfall Amount or (b) in the case of paragraph (ii) above the aggregate of (x) the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Subordinated Bonds Maximum Redemption Limits transferred to the purchaser); (y) nominal value of the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any; and (z) nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula, shall be utilised towards prepayment of the Bonds and the AMB Debts on a pro rata basis. The excess net proceeds, if any, over and above the net present value of the Dedicated Dividend or the aforesaid amounts shall be used for tender in the manner of a cash tender exercise as provided in the AMB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement respectively; and

(q) Dilution of effective shareholding in Silverstone (other than by disposal): dilute or cause a dilution of AMB's effective percentage shareholding in Silverstone (by any means whatsoever other than by disposal) save and except for the following:

(i) Dilution of majority shareholding

where the dilution of AMB's effective shareholding in Silverstone will result in AMB's effective shareholding in Silverstone being reduced to less than fifty per cent (50%) plus one (1) share and AMB shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the the Bonds and the AMB Debts on a pro rata basis) equivalent to, the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits, the nominal value of Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any and the nominal value of the unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of Silverstone under the Subordinated Bonds to AMB shall be released and discharged accordingly.

(ii) Dilution of minority shareholding

where the dilution of AMB's effective percentage shareholding in Silverstone will not result in AMB group's effective shareholding in Silverstone being reduced to less than fifty percent (50%) plus one (1) share and AMB shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the Bonds and the AMB Debts on a pro rata basis) equivalent to the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Subordinated Bonds Maximum Redemption Limits transferred to the existing shareholder(s) of Silverstone who would increase their shareholding in Silverstone or the shareholder(s) of the Silverstone), the nominal value of the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any; and the nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of Silverstone under the Subordinated Bonds to AMB shall be released and discharged accordingly.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

In respect of the SPV Debts, the following additional covenant shall apply:-

SPV Activities: notwithstanding other provisions in this clause above:

(i) create, incur, assume, suffer or permit to exist over all or any of its business or assets any Security Interest other than those permitted under the SPV Facility Agreement or other Issue Documents;

(ii) create, incur, assume, guarantee or permit to exist any Indebtedness with respect to the SPV except any Indebtedness arising from this Agreement;

(iii) save for in the ordinary course of business, dispose any of its assets;

(iv) make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(v) declare or pay any dividend or make any distribution on or in respect of any of its share capital;

(vi) reduce or in any way whatsoever alter its authorised and/or issued share capital;

(vii) add to, delete, vary or amend its constitutional documents or change its financial year;

(viii) enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(ix) enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of its undertaking, business or assets;

(x) enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(xi) save in the ordinary course of business, undertake any investments;

(xii) agree to any termination, waiver or consent to any act or omission which would constitute a breach, or settlement or compromise of any claim with AMB in respect of the AMB Debts;

(xiii) where any provision of the AMB Facility Agreement or any other terms of the AMB Debts makes reference to or requires the approval, consent, certification or opinion of the SPV, so approve, consent, certify or opine without the agreement of the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) to such approval, consent, certification or opinion;

(xiv) amend, supplement, vary or in any way alter or agree to any such amendment, supplement, variation or alteration to any of the provision of the AMB Facility Agreement or any other terms of the AMB Debts;and

(xv) give approval as to any amendment to or any waiver of the rights of AMB under TSWC Undertaking.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure III

REPRESENTATIONS AND WARRANTIES

Save as disclosed to the Trustee/Facility Agent as at the date of the AMB Trust Deed, the Facility Agreement or the SPV Facility Agreements, AMB/SPV represents and warrants to the Trustee/Facility Agent and Bondholders/SPV Debt Holders that:

(a) Contract or commitment: since 30 June 2002 , no Scheme Companies has entered into any contract or commitment of an unusual or onerous nature (other than in the ordinary course of business), which, in the context the Bonds/SPV Debts may be material for disclosure in the context of the GWRS and each Scheme Companies has carried on its business in the ordinary and usual course in the context of the GWRS;

(b) Status: AMB, SPV and each Scheme Company is a company duly incorporated under the laws of Malaysia or in the event that any of such companies is not incorporated in Malaysia, the laws of its country of incorporation, and has full power and authority to conduct its business and to execute and deliver and comply with the provisions of the GWRS;

(c) Issue Documents: the creation and issue of the Bonds/SPV Debts and the execution and delivery of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements and the GWRS Documents, and the performance of the terms herein and therein have been duly authorised by AMB/SPV and that the same constitute or will constitute legal, valid and binding obligations of AMB enforceable in accordance with their respective terms;

(d) Powers and authorisations: the execution and delivery by AMB and/or the SPV of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements does not and will not infringe any applicable law or regulation and are not and will not be contrary to the provisions of the Memorandum and Articles of Association of AMB and/or the SPV and will not infringe any terms of, or constitute a default under, any instrument or agreement to which AMB and/or the SPV is a party or by which it or its property is bound;

(e) Litigation: no Scheme Company is involved in, nor has AMB and/or the SPV knowledge of any threat or circumstances likely to lead to, any litigation or arbitration or administrative proceedings which might, individually or in the aggregate, be material in the context of the GWRS;

(f) Consents: that all consents, clearances, approvals, authorisations and orders of any court, government department or other regulatory body in Malaysia or elsewhere and all corporate consents, approvals and authorisations required by AMB or the SPV for or in connection with the execution and delivery of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements and the Issue Documents have been obtained and will remain in full force and effect;

(g) Taxation: all necessary returns have been delivered by or on behalf of AMB, SPV and each Scheme Company to the relevant taxation authorities and none of them is in default in the payment of any taxes, and no claim is being asserted with respect to taxes which is not disclosed in the relevant financial statements;

(h) Information: the information furnished by AMB/SPV and each Scheme Company in connection with the Scheme does not contain any untrue statement or omit to state any fact the omission of which makes the statements therein, in the light of the circumstances under which they were made, misleading, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by AMB/SPV;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

(i) No Immunity: in any proceedings taken in Malaysia or else where in relation to the GWRS, neither AMB, SPV nor any Scheme Company will be entitled to claim for itself or any of its respective assets immunity from suit, execution, attachment or other legal process;

(j) No cross default: save as disclosed in writing to the Trustee prior to execution of the AMB Trust Deed of matters which may have a material adverse effect on AMB, SPV or any Scheme Company, and in the case where remedial action is required to be taken by AMB or procured to be taken by AMB or the SPV in respect of any Scheme Company as a consequence of such disclosure, AMB or the SPV has remedied or procured the remedy of these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, no event has occurred which constitutes, or which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute, a contravention of, or default under, any agreement or instrument by which AMB, the SPV or any Scheme Company or any of its/their assets is bound or affected;

(k) Accounts: the audited financial statements (including the income statement and balance sheets) of AMB, the SPV and the Scheme Companies for the year ended 30 June 2002 have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia and give a true and fair view of its financial condition and results of operations for the relevant period, and all liabilities have been fully disclosed or reserved against, and the latest interim accounts of AMB, the SPV and the Scheme Companies have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(l) Material change in financial condition: there has been no material adverse change in the financial condition or operations of AMB, the SPV and the Scheme Companies since 30 June 2002 ;

(m) No security: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by AMB or the SPV as a consequence of such disclosure, AMB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, none of the assets, properties and rights of AMB, the SPV and each Scheme Company is affected by any security interest and AMB, the SPV and each Scheme Company is not a party to, nor is it/they or any of its/their assets bound by, any order, agreement or instrument under which AMB, the SPV or the Scheme Companies is/are, or in certain events may be, required to create, assume or permit to arise any security interest, other than those security interests created pursuant to the GWRS Documents;

(n) Disclosure: AMB or the SPV has fully disclosed in the Scheme all facts relating to AMB, the SPV and the Scheme Companies which AMB or the SPV knows or should reasonably know and which are material for disclosure to the Trustee/Facility Agent;

(o) Title: AMB, the SPV and each Scheme Company is the beneficial owner or has title to all its respective assets;

(p) Event of Default: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by AMB or the SPV as a consequence of such disclosure, AMB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility, no Event of Default has occurred and/or is continuing;

(q) Dissolution: no step has been taken by AMB or the SPV or its/their shareholders nor have any legal proceedings been started or threatened for the dissolution of the Issuing PLC or the SPV or any of the Scheme;

(r) Conduct of Business: AMB, the SPV and each Scheme Company is conducting its business and operations in compliance with all applicable laws and regulations and all directives of governmental authorities having the force of law;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

(s) Section 176 of the Companies Act, 1965: save and except pursuant to the GWRS, no step has been taken by AMB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person in its/their behalf nor have any legal proceedings or applications been started or threatened under section 176 of the Companies Act, 1965 nor has any moratorium been declared or affects AMB, the SPV or any of the Scheme Companies or any part of their debts;

(t) CDRC: save and except pursuant to the GWRS, no step has been taken by AMB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person on its/their behalf to apply to the former Corporate Debt Restructuring Committee for the restructuring of the debts of AMB, the SPV or the Scheme Companies; and

(u) Divestment Assets: AMB has, prior to the date hereof, fully disclosed to the Security Trustee and the Monitoring Accountant the details in respect of the Divestment Assets.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE RCCPS

Issuer	:	AMB
Number of RCCPS	:	32,236,786
Par value	:	RM0.01 each
Issue Price	:	RM1.00 each
Conversion Period	:	The RCCPS may be convertible into new AMB Shares at any time after the third anniversary of the date of issue of the RCCPS until the tenth (10th) years from and inclusive of the date of issue of the RCCPS.
Conversion Price	:	The conversion price of the RCCPS is fixed at RM1.10 per AMB Share, which represents a 10% premium to the final issue price of the new AMB Shares to be issued to the AMB Group FI-Lenders. Such conversion price shall be satisfied solely by the tender of RCCPS by the RCCPS holders for cancellation by AMB.
Redemption Date	:	Unless converted into new AMB Shares, AMB shall be obligated to redeem the RCCPS in cash at a sum equal to the aggregate of (i) their par value of RM0.01 each; (ii) the premium paid thereon of RM0.99 each; and (iii) the accumulated and unpaid preferential dividend (as described below) if any, ten (10) years from and inclusive of the date of issue of the RCCPS. The redemption of the RCCPS shall be paid from the AMB Group's internally generated cash flows and shall be redeemd in accordance with Section 61 of the Cos Act. If any holder of the RCCPS shall fail or refuse to surrender the certificate or certificates for such RCCPS or shall fail or refuse to accept the redemption money payable in respect of them, such money shall be retained and held by AMB in trust for such holder but without interest or further obligation whatsoever.
Dividend	:	The RCCPS shall carry a fixed cumulative preferential gross dividend of RM0.01 per RCCPS per annum, from the date of issue until the Redemption Date. Such rights to dividend shall be cumulative and shall be paid in priority to any payment of dividend on the AMB Shares. Any declaration of the fixed preferential gross dividend of RM0.01 per RCCPS per annum shall be paid in cash and subject to the profits of AMB available for distribution.
Voting Rights	:	The RCCPS carry no right to vote at general meetings of AMB unless the general meeting is (i) for any resolution which varies or is deemed to vary the rights and privileges of such RCCPS or (ii) for any resolution for the winding-up of AMB.
Participation Rights	:	The holder of the RCCPS shall have no right to appoint any director to the Board of AMB nor participate in the management of AMB, but shall be entitled to attend meetings and receive all notices, audited accounts and reports which holders of AMB Shares are entitled to.
Ranking and Status	:	Save and except that the RCCPS shall rank in priority to all other classes of shares of AMB as regards the preferential dividend and return of capital in the event of winding-up, the RCCPS have no right to participate in the surplus assets and profits of AMB.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE RCCPS

Number of new AMB Shares to be issued pursuant to the conversion of RCCPS	:	29,306,169 new AMB Shares
Status of new AMB Shares	:	The new AMB Shares to be issued upon conversion of the RCCPS which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for AMB, shall rank *pari passu* in all respects with the then existing AMB Shares except that they will not be entitled for dividends, rights, allotments or other distributions if the new AMB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions
Transfer Restriction	:	The RCCPS may be transferred to persons (and their respective successors) within the following categories: (a) all banks licensed under the Banking and Financial Institutions Act 1989 or the Off-shore Banking Act 1990; or (b) persons who are the first holders of the AMB Bonds or lenders of the AMB-SPV Consolidated and Rescheduled Debts.
Listing	:	The RCCPS shall not be listed on the KLSE or any other stock exchanges. The new AMB Shares arising from the conversion of the RCCPS shall be listed on the KLSE.

DIRECTORS' REPORT ON CPB AND POSIM

DIRECTORS' REPORT ON POSIM



(Co. No. 82056-X)

6 January 2003

Registered Office:-

Level 46
Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

The Shareholders
Lion Land Berhad

On behalf of the Board of Directors of Posim Berhad ("Posim"), I report after due enquiry that during the period from 30 June 2002 (being the date to which the last audited financial statements of the company have been made up) to the date of this letter (being a date not earlier than fourteen days before the issue of this Circular):

(a) the business of Posim and its subsidiaries ("Posim Group") has, in the opinion of the Directors, been satisfactorily maintained;

(b) in the opinion of the Directors, no circumstances have arisen subsequent to the last audited financial statements of Posim Group which have adversely affected the trading or the value of the assets of Posim Group;

(c) the current assets of Posim Group appear in the books at the value which are believed to be realisable in the ordinary course of business;

(d) save as disclosed in the audited financial statements, there are no contingent liabilities which have arisen by reason of any guarantees or indemnities given by Posim Group; and

(e) there have been no changes in the published reserves nor any unusual factors affecting the profit of the Posim Group since the last audited financial statements of the Posim Group.

Yours faithfully

On behalf of the Board of Directors of
POSIM BERHAD

....
Lee Ching Kion
Managing Director

2nd Floor, Wisma Silverstone, Lot 72, Persiaran Jubli Perak, 40000 Shah Alam, Selangor Darul Ehsan.
P.O. Box 7695, 40724 Shah Alam. Tel: 03-5118599(Hunting Lines) Fax: 603-5110242/ 5110243

DIRECTORS' REPORT ON CPB AND POSIM

DIRECTORS' REPORT ON CPB



CHOCOLATE PRODUCTS (MALAYSIA) BERHAD (9428-T)
LEVEL 46, MENARA CITIBANK, 165 JALAN AMPANG, 50450 KUALA LUMPUR
TEL : 03-21622155 FAX: 03-21622101

6 January 2003

Registered Office:-

Level 46
Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

The Shareholders
Lion Land Berhad

On behalf of the Board of Directors of Chocolate Products (Malaysia) Berhad ("CPB"), I report after due enquiry that during the period from 30 June 2002 (being the date to which the last audited financial statements of the company have been made up) to the date of this letter (being a date not earlier than fourteen days before the issue of this Circular):

(a) the business of CPB and its subsidiaries ("CPB Group") has, in the opinion of the Directors, been satisfactorily maintained;

(b) in the opinion of the Directors, no circumstances have arisen subsequent to the last audited financial statements of CPB Group which have adversely affected the trading or the value of the assets of CPB Group;

(c) the current assets of CPB Group appear in the books at the value which are believed to be realisable in the ordinary course of business;

(d) save as disclosed in the audited financial statements, there are no contingent liabilities which have arisen by reason of any guarantees or indemnities given by CPB Group; and

(e) there have been no changes in the published reserves nor any unusual factors affecting the profit of the CPB Group since the last audited financial statements of the CPB Group.

Yours faithfully

On behalf of the Board of Directors of
CHOCOLATE PRODUCTS (MALAYSIA) BERHAD

....
Heah Sieu Lay
Managing Director

PROPOSED ORGANISATIONAL AND FINANCIAL MANAGEMENT SYSTEM RESTRUCTURING

The proposed steps to restructure the organisational and financial management system of LLB are set out below:

1. MANAGEMENT/ORGANISATIONAL RESTRUCTURING

The main rationale underlying the proposed organisational structure is for the Lion Group to provide overall strategic direction and to offer support that enables LLB to operate as an effective business unit. The following management structures are for the Group, PLC and KOC.

1.1 GROUP MANAGEMENT STRUCTURE


Group Executive Chairman
Group Investment Committee
Group Management Committee
Group Finance Director
Group Executive Director, Corporate Services

As demonstrated in the diagram above, the Group Management Structure comprises of the Group Executive Chairman, Group Management Committee, Group Investment Committee and the Corporate Services.

Key Positions

The Group's functions will be overseen by the Group Executive Chairman and supported by the Group Finance Director and Group Executive Director-Corporate Services. The roles and responsibilities of the Group Executive Chairman entail the following:

(i) setting the overall strategic and business direction for the Lion Group
(ii) ensuring shareholders' values are achieved through the Lion Group's business activities
(iii) developing and overseeing the implementation of the Lion Group's overall business objectives, strategies and policies
(iv) maintaining optimum corporate and management structures to support the changing needs of the organisation
(v) accountable for achieving the objectives of the Proposed GWRS.

A Group Finance Director and a Group Executive Director-Corporate Services will be appointed or recruited to manage the financial and non-financial related Corporate Services as well as to oversee these services at the PLC/KOC level respectively.

The Group Finance Director will be responsible for the following:

(i) Group Financial Planning and Management through the formulation of financial strategies and policies, systems and control
(ii) execution of the Group's Proposed Divestment Programme
(iii) meeting reporting and monitoring requirements for the Proposed GWRS
(iv) formulating treasury and risk management strategies and policies

On the other hand, the Group Executive Director-Corporate Services will be responsible for formulating group strategies and policies for the non-financial related Corporate Services such as Human Resources, Management Information System, Information Technology, Procurement and Corporate Communications.

Executive Committees

The Group Management Committee will ensure better co-ordination of business strategies and plans as well as group-wide policies among LLB and the other PLCs. The members of this Committee will consist of the Group Executive Chairman, Group Finance Director, Group Executive Director-Corporate Services and the Managing Director of LLB.

On the other hand, the Group Investment Committee is responsible for ensuring the successful implementation of the Group Proposed Divestment Programme. Members of the Group Investment Committee will comprise the Group Executive Chairman, Group Finance Director and the respective Managing Director of each PLC.

Other Critical Functions

The Corporate Services, led by the Group Finance Director and Group Executive Director-Corporate Services, will operate with the main focus of providing strategic and technical expertise support to the LLB Group. Recognising the need to provide effective and non-overlapping services to LLB, it is crucial to formalise the roles and responsibilities of each Corporate Services through proper documentation and communication. Formal Service Level Agreements between the Corporate Services with LLB and/or its subsidiaries will be established to enable effective cost allocation and evaluation of services offered.

Under the Group Finance function, a Group Divestment Taskforce will be set up to provide full-time support to the Group Investment Committee to enable successful management and execution of the Proposed GWRS.

1.2 LLB Management Structure


Board Of Directors
Audit Committee
Managing Director
Internal Audit
Management Committee[1]
Financial Controller[2]
KOC (s) CEO (s)
OC (s) CEO/GM (s)
[1] On need basis
[2] May also serve as Financial Controller at KOC Level where there are minimum activities at LLB

The Management Structure of LLB comprises the Board of Directors, Audit Committee, Managing Director, Management Committee, Financial Controller, Chief Executive Officers and Operating Companies-General Managers.

PROPOSED ORGANISATIONAL AND FINANCIAL MANAGEMENT SYSTEM RESTRUCTURING

PLC Organisation Structure

Key Positions

LLB will be led by the Managing Director and supported by a Financial Controller. These are newly created positions so as to ensure that adequate autonomy and empowerment are given to the Management of LLB in order to manage effectively.

The Managing Director will be accountable for the following:

(i) financial performance and profitability of LLB
(ii) directing the implementation of business objectives, strategies and policies for LLB
(iii) overseeing the progress of divestment plans for LLB.

The Financial Controller will be responsible for the financial management of the LLB Group. Reporting functionally to the Group Finance Director, his/her scope of work includes:

(i) developing annual financial budgets to support the Proposed GWRS
(ii) monitoring and ensuring compliance with the Proposed GWRS' Bonds obligations
(iii) ensuring strict financial discipline and implement continuous improvements in the financial function among the KOC and operating companies
(iv) evaluating and providing advice on long term corporate directions and business decisions
(v) ensuring adherence to statutory and Group reporting

Executive Committees

A Management Committee should be set up as required to monitor the financial and operational performance of the PLC group and to oversee the implementation of the LLB Group's business plan and policies. The Committee will be represented by the Managing Director, Financial Controller, Chief Executive Officers or General Managers of all KOCs and Operating Companies.

The Audit Committee is currently placed under the PLC, as per defined in the SC Guidelines.

Other Critical Functions

The Internal Audit function, which is currently existing, will report independently to the respective Audit Committee. As for the development of strategies and policies, the responsibility will remain as group function. Similarly, this structure would be applicable to other non-financial related corporate functions such as Human Resources, Management Information System, Procurement and Corporate Communications where they would continue to provide their services to other PLCs/KOCs through the establishment of Service Level Agreements.

PROPOSED ORGANISATIONAL AND FINANCIAL MANAGEMENT SYSTEM RESTRUCTURING

1.3 KOC Organisation Structure


Board Of Directors
Chief Executive Officer
Financial Controller 1
Manufacturing
Sales & Marketing
Research & Development
Finance and Accounting
Treasury
MIS/ IT 2
Human Resources
Sales
Marketing
Marketing Services
Inventory Management
Quality Assurance
Production
Engineering
Logistics
Materials Planning
1 Financial Controller at KOC may also be Financial Controller at PLC level
2 Management Information System / Information Technology

A typical KOC organisation structure comprises of the Chief Executive Officer, Financial Controller, Operations, Sales and Marketing and support services departments and their respective heads.

Key Positions

Each KOC will be led by a Chief Executive Officer and supported by a Financial Controller. The Chief Executive Officer is overall responsible for the operational effectiveness, financial performance and profitability of the KOC. The Financial Controller, on the other hand, will be responsible for the financial management of the KOC. He/she may also serve as the Financial Controller at PLC level. The heads of Human Resources and Management Information System/Information Technology departments, who are responsible for the day-to-day operation of the respective functions, will be reporting functionally to the Group Executive Director-Corporate Services.

2. FINANCIAL MANAGEMENT SYSTEM RESTRUCTURING

Financial Management Skills and Discipline

As mentioned above, people are the ultimate element which will ensure the success of the Proposed GWRS. As such, people with the right calibre and competencies would have to be placed in key positions in order to enhance the current level of financial management skills and discipline.

The management of the Group and LLB recognises the need for appointment of a Group Finance Director at Group level and Financial Controllers at LLB in order to enhance the financial management skills and discipline throughout the Group, PLCs and KOCs. The LLB management also recognises that not only must the "right people" be appointed to key financial positions, they also acknowledge that the roles and responsibilities of these key financial personnel have to be clearly defined.

Some of the roles and responsibilities of the Financial Controller that should be emphasised are:

(i) development of business plans and budgets to support the Proposed GWRS requirements;
(ii) monitoring and ensuring compliance with the Proposed GWRS' bonds obligations; and
(iii) instilling strict financial discipline (ie strict adherence to statutory regulations, corporate governance and group policies within the Lion Group and LLB)

Enhancement of Financial Systems

In order to meet the stringent requirements of the Proposed GWRS, it is important to ensure that not only the right people are in place but there is also effective financial system in place. The financial systems particularly for some operating companies require further enhancements in order to ensure that timely and accurate reports are generated.

These proposed enhancements would include the following areas:

(i) integrating the treasury and financial systems
(ii) reporting requirements for management and lenders
(iii) financial reporting processes to support the reporting requirements (applicable for operations in China only)
(iv) financial reporting pack to ensure consistency and completeness in reports (applicable for operations in China only)

It is proposed that the following information pertaining to the LLB Group performance be provided to the Scheme Creditors:

KOC Performance*

(i) Quarterly basis
- Profit and loss account and cash flows statement (quarter and year to date) and balance sheet together with relevant notes to the accounts
- Comparison of actual results/cash flows with projections and prior period, including comments on any significant adverse variances
- Action plan to mitigate any anticipated potential shortfall, if relevant

(ii) Annually
- Audited financial statements
- Extent of compliance with required financial covenants for upstreaming of funds to the PLC

* Note: KOC would also separately provide periodic financial reports to their own lenders in accordance with the terms of their facilities.

LLB's Performance

(i) Quarterly basis
- Group profit and loss account and cash flows statement (quarter and year-to-date) and balance sheet together with relevant notes to the accounts
- Extent of compliance with required financial ratio covenants under the Proposed GWRS
- Details of movements in, and balance of, redemption account together with explanatory notes, if necessary

(ii) Annually
- Annual report

Segregation of Roles and Responsibilities

The roles and responsibilities between the Group, PLC and KOC functional departments particularly treasury and cash management functions will be realigned and be clearly segregated between Group, PLCs and KOCs in view of the legal boundaries.

PROPOSED ORGANISATIONAL AND FINANCIAL MANAGEMENT SYSTEM RESTRUCTURING

The proposed segregation of roles and responsibilities would ultimately result in the following:

(i) Group Treasury would be responsible for development of treasury, cash and risk management strategies and policies of the Group
(ii) Treasury at LLB would be responsible for the overall direction and control of the treasury and cash management function for LLB and its subsidiaries
(iii) Treasury at KOC level would be responsible for its day-to-day treasury and cash management operations
(iv) Enhancement of infrastructure for monitoring of the Proposed Divestment Programme

Enhancement of Infrastructure for Monitoring of the Proposed Divestment Programme

As proceeds from the Proposed Divestment Programme contribute a significant portion of the total repayment obligation under the Proposed GWRS, it is essential to ensure that a proper infrastructure is in place for the said Proposed Divestment Programme.

Whilst there is some form of structure in place to carry out the current divestment activities, it would be for the benefit of LLB and LLB Scheme Creditors to put in place a formal infrastructure to support the activities of the Proposed Divestment Programme.

The proposed infrastructure would entail the following:

(i) **Formalising the composition of Group Investment Committee.** The Group Investment Committee should comprise the Group Executive Chairman, Group Finance Director and Managing Directors of the four PLCs
(ii) **Setting up of Group Divestment Taskforce.** Group Divestment Taskforce is set up primarily to support the Group Investment Committee in carrying out the divestment activities
(iii) Clearly **define roles and responsibilities** of Group Investment Committee, Group Divestment Taskforce and LLB's amangement in the Proposed Divestment Programme
(iv) Implementing a comprehensive and proper **monitoring (including alert mechanisms) and reporting system of the Proposed Divestment Programme**

Even though divestment activities are being carried out by the Group Investment Committee and Group Divestment Taskforce, LLB's Managing Director and the Financial Controller are responsible to monitor the Proposed Divestment Programme to ensure that each PLC is able to meet its obligations under the Proposed GWRS.

It is proposed that the following information would be provided on a quarterly basis to the lenders in respect of the Proposed Divestment Programme:

(i) Summarised status of the Proposed Divestment Programme setting out the stages and total amount for each stage
(ii) Comparison of value of disposals concluded and cash received from each concluded deal (quarter and year to date) with full year projections
(iii) Details of deals concluded during the quarter, including gross and net divestment proceeds for each asset sold, and estimated time frame for receipt of proceeds
(iv) Details of utilisation of proceeds received
(v) Action plan to mitigate any anticipated potential shortfall, if relevant

3. BOARD STATEMENT

The Board is confident that the proposed Organisational and Financial Management System Restructuring framework will achieve its intended objectives.

The Group has since intensified its efforts in building-up the management structure by appointing senior professional personnel with relevant qualifications and experience to assume key positions as earmarked in the Organisational Restructuring Plan as follows:-

a) Appointment of Managing Director and Chief Financial Officer at the LLB Group level to ensure a sound and sustainable management infrastructure where financial strategies and policies, systems and controls can be further enhanced.

b) Engagement of highly qualified Technical, Commercial and Engineering Directors with specialised expertise in their respective fields to further enhance operational efficiency and profitability of the business units.

c) Recruitment of key personnel for other critical functions such as marketing, product development and operations improvement to further strengthen the operations management at business units.

d) Service agreements between the Corporate Services and the LLB Group will be established to provide strategic and technical expertise support to the relevant business units.

The execution of the Proposed Divestment Programme for the LLB Group via the Group Investment Committee will be closely monitored by the Board.

Risk Management Committee is established at the LLB Group level to formulate and drive the Group's Corporate Risk Management Strategies and Policies, and ensure that principal risks are identified and appropriate systems are implemented to manage these risks.

The Group Financial Management System has been further enhanced with the:

a) Establishment of effective financial systems at the LLB Group's business units to ensure timely generation of accurate reports to meet the reporting requirements of management and lenders.

b) Implementation of a comprehensive and proper monitoring and reporting system of the Proposed Divestment Programme.

c) Instilling strict financial discipline particularly treasury and cash management functions realigned and clearly segregated between the LLB Group, PLCs and business units.

d) Formulation of treasury and risk management strategies and policies.

Risk Management Committee

The composition of the Risk Management Committee is as follows:

Chairman	:	DAC *(Managing Director)*
Members	:	Tommy Chang Chee Seng *(Executive Director - AMSB)*
		Liew Choon Yick *(Senior General Manager - Property)*

Members (Cont'd)

Ooi Kim Lai
(Financial Controller)

Elsie Tan Chitt Loo
(Chief Internal Auditor)

Benjamin Tham Tuck Chuen
(Assistant Legal Manager)

The terms of reference of the Risk Management Committee are as follows:

1. To formulate and drive the Company Corporate Risk Management Strategies and Policies.
2. To ensure that the Corporate Risk Management framework established is in line with the strategic direction of the Company.
3. To ensure that principal risks are identified and appropriate systems are implemented to manage these risks.
4. To ensure that a systematic and logical methodology is adopted to enable Risk Management to be conducted in an effective manner.
5. To review the adequacy and the integrity of the ongoing monitoring processes on risk and control.
6. To re-consider the Company's risk profile with changes in corporate objectives, business strategies and external environment.
7. To report to the Audit Committee on the status of the Corporate Risk Management Scorecard.

The key senior management personnel of the LLB Group are as follows:

Steel Division

Cheng Theng How, aged 46, a Singaporean, was appointed as a Director in most of the Lion Group's China joint venture companies in Brewery and Retail Divisions since 8 May 2000. He obtained his Diploma in Mechanical Engineering from the Singapore Polytechnic, Singapore in 1977. He joined the Lion Group's Steel Division in 1980 and was actively involved in project implementation and the management of the Steel Division, as well as the aquaculture project in East Malaysia in the early 1980s. In addition, he was also involved in the operation of SFI in the 1990s and is currently responsible for the Group's investment in China. Mr Cheng is also a Director of Lion Asiapac Limited, a public company listed on the Singapore Stock Exchange Limited since 1997.

Tommy Chang Chee Seng, aged 51, was appointed to the Board of AMSB as Executive Director in June 2001. Mr Chang obtained his Master Degree in Management Science from the University of London in 1977. He also has a Mechanical Engineering Degree from the University of Westminister, London. He joined ACB in 1981 and currently, he is a Director in four companies in the Lion Group, including SFI and Bright Steel Sdn Bhd. He is also a Director of CMS Steel Bhd.

Quah Teow Hean, aged 49, joined AMSB in 1979 as Maintenance Engineer and has served in various capacities in AMSB. He is mainly responsible for the purchasing, material control and export sales of AMSB. He graduated with a Bachelor of Engineering from the Swinburne University of Technology. Mr. Quah was made General Manager of Production of AMSB in 1996.

Pang Fook Fah, aged 43, is AMSB's General Manager (HBI Operation). He is also a Director and the Chief Executive Officer of SFI. A Chemical Engineering graduate from the University of Leeds, he joined AMSB as a pioneer in 1982. He has more than 17 years of experience in Direct Reduction Plant. He began his apprenticeship in plant commissioning and operation as superintendent, before progressing to his engineering field in process engineering primarily in process troubleshooting, plant debottlenecking and reviewing designs. He held several management posts before he was promoted to his current position in 1997.

Rahmat Bin Ibrahim, aged 42, holds a Diploma in Mechanical Engineering from the Singapore Polytechnic in 1980. He joined the Lion Group in May 1981 as a Technical Assistant in AMSB, Klang. He is currently assuming the position as Head of Production in Antara and his portfolio includes Production Planning and process, Production, Mechanical and Electrical Maintenance, Electrical Engineering and utilities.

Chen Kwong Fatt, aged 41, holds a MBA from University of South Australia, a Diploma in Management Programme from Malaysian Institute of Management and full technological certificate from City and Guilds London of Institute. He is a corporate member of Institute of Electrical and Electronics Incorporated Engineer of Engineering Council, United Kingdom. He joined AMSB in 1986 as an Electrical Executive and has held several key positions (engineering and managerial) in the maintenance and production department. He has a total working experience of 21 years. Mr Chen is currently the Head of Operations cum Acting General Manager of AMSB, Klang (Bar and Rods Operations).

<u>Property Division</u>

Dato' Kamaruddin @ Abas bin Nordin. aged 62, was appointed Director of LLB on 20 July 1994. He graduated from the University of Canterbury, New Zealand with a degree in Masters of Arts majoring in Economics in 1966. He joined the Malaysian Civil Service upon his graduation and served the Government until his retirement in 1993. During his tenure in the Civil Service, he held various senior positions, among them as Director, Bumiputra Participation and Industries Divisions in the Ministry of Trade & Industry from 1966 to 1980. Between 1980 to 1990, he held the position of Deputy Secretary-General (Development) in the Ministry of Works. He retired in 1993 where his last position held was the Director-General, Registration Department, Ministry of Home Affairs. Currently, he is a Director of LLB, APM Automative Holdings Bhd and Tan Chong Motor Holdings Bhd, which are public listed companies listed on the KLSE, and several other private limited companies. He was conferred Kesatria Mangku Negara (KMN) by the Yang Di Pertuan Agong in 1979. He was also conferred Darjah Sultan Salahuddin Abdul Aziz Shah (DSSA) which carries the title Dato' by his Majesty, the Sultan of Selangor, on the occasion of His Majesty's birthday in 1994.

Chan Yu Chin, aged 53, is a Senior General Manager (Construction Management) of Lion Group's Property and Community Development Division. He holds a Master Degree in Industrial Engineering and Management from Asian Institute of Technology, Thailand and a Bachelor of Science (Mechnical Engineering) Degree from National Taiwan University, Republic of China. He is a member of the Institute of Engineers, Malaysia and a Registered Professional Engineer (No. 8825) with the Board of Engineers, Malaysia. His work experience includes 25 1/2 years with the Lion Group of Companies. This includes 2 1/2 years as a factory engineer in steel, tube and sheet metal fabrication plant in Lion Teck Chiang, Petaling Jaya; 9 years in AMSB's bar and wire mill involving project planning and production control; 4 years in the Lion Group head office in project planning and implementation; 6 years in AMSB and Megasteel in upgrading, new project planning and implementation and 4 years overseeing the Construction Management Section in the Lion Group Property and Community Development Division.

Ong Chow Meng, aged 50, is a Senior General Manager (Commercial & Residential Projects) of the Lion Group's Property and Community Development Division. He holds a Master of Science Degree in Town Planning from University Sains Malaysia and a Bachelor of Science (Honours) Degree from University Malaya. Before joining the Lion Group as a Regional Project Manager in 1983, he worked in the Government service since 1975 as an Assistant Director of Federal Town and Country Planning until 1978 when he was promoted to Director of Town Planning. Presently as a senior management member of the Lion Group's Property and Community Development Division, he oversees the entire operation of the property development activities in the Northern and Southern Regions.

Liew Choon Yick, aged 48, has been with the Lion Group for 8 years. He is a Senior General Manager of the Lion Group's property division for the development of residential, golf resorts and industrial land. He holds a Bachelor of Engineering (Civil) degree from the University of Singapore. He is also a member of the Malaysian Institute of Engineers and the Professional Board of Engineers. His prior work experience includes one year at the Water Department of the Public Utilities Board of Singapore, 2 years at Jabatan Kerja Raya and 2 years at Jurutera CMP Sdn Bhd. He started his career with Supreme Housing Development Sdn Bhd where he was Group General Manager in 1987 and was later employed by Soga Sdn Bhd as the General Manager (Southern Region) of the Property Division of the Lion Group in 1992 before he rose to his present position

Timber and Paper Division

Pang Fook Fah, please refer to information on the steel division for his profile.

Ho Khoy Lim, aged 48, is the Deputy Chief Executive Officer of SFI. He graduated with a Bachelor of Arts degree in Economics from University Malaya. In 1978 he joined Rank Xerox Ltd as a Sales Representative. He later assumed various posts such as Marketing Support Manager, Area Manager of East Malaysia and Key Accounts Manager. He has also worked as the National Sales Manager for Gestetner, Malaysia for two years before joining the Lion Group's Computer Division in 1990 as General Manager of Sales and Marketing. His last position prior to his transfer to SFI was General Manager of Likom Products GmbH, Germany for 3 years. He was transferred to SFI in February 1999 as the Senior Marketing Manager and later as the General Manager of the Management Centre. He was promoted to his current position in September 2000.

Johari Ho, aged 49, is the General Manager of the Forestry and Timber Division in SFI. He joined SFI in August 1997. He graduated with a Bachelor of Science (Forestry) from Southern Illinois University, USA. He was a Management Cadet and Camp Manager with North Borneo Timbers Bhd in 1973 and Forest Officer and Senior Forest Officer with Innoprise Corporation Sdn Bhd ("Innoprise") in 1980. He was awarded further studies and training in USA and subsequently resumed service with Innoprise, assigned to the International Business Investment section under the Forestry Division. Subsequently, he was appointed Director/General Manager with Kumpulan Emas Bhd to oversee the overall timber operations for the company.

Chin Voon Pin @ Lawrence Chin, aged 44, is the General Manager of the Pulp and Paper Division in SFI. He joined SFI as a Procurement Officer in 1984. He holds a Bachelor of Science in Mechanical Engineering and has undergone overseas training in pulp and paper mills in Sweden and Austria. He has also worked as a Technical Executive with Harrison & Crossfield Sdn Bhd for 2 years. In SFI, he has assumed various posts such as Mechanical Engineer, Mechanical Maintenance Manager for Fibreline Maintenance, and Production Manager. He was promoted to his current position in mid 1999.

Lee Tong Mee, aged 45, is the Chief Accountant and Company Secretary of SFI. He joined SFI in August 1995. He graduated with a Bachelor of Science Degree in Accounting and Financial Analysis from the University of Warwick, United Kingdom. He has worked in Permodalan Bumiputra Sabah Bhd and is a member of the Alliances of Approved Company Secretaries and an associate member of the Malaysian Association of Company Secretaries.

China Breweries Division

Chong Yoon Fatt, aged 55, a Singaporean, is the Chief Executive Officer of the Lion Group's China Brewery Division consisting of all the nine breweries. Mr. Chong joined the Lion Group in 1994. After graduating from Taiwan with a Bachelor of Science (Food Technology), Mr. Chong earned his Master of Science in Food Science & Technology from the University of Reading, United Kingdom. He has been trained at the Weihanstephan Institute for Brewing at the Technical University of Munich, Germany. He has more than 20 years of experience at the senior management level primarily in the field of brewing.

Soh Swee Hock, aged 39, a Malaysian, is an Assistant General Manager of the Lion Group's China Brewery Division. Mr. Soh joined the Lion Group in 1992. He graduated with a Masters of Business Administration in Corporate Finance and Accounting from the State University of New York at Buffalo in 1986. Prior to joining the Lion Group in 1992, Mr. Soh worked for IBM Malaysia as a financial analyst for 5 years. Mr. Soh supervises the corporate affairs of all the breweries of the Lion Group. He has been actively involved in the acquisition and management of the joint ventures in China since 1993.

Wang Xingbin, aged 63, a Chinese, is an Assistant General Manager of the Lion Group's China Brewery Division. Mr. Wang joined the Lion Group in 1996. He graduated with a degree in Mechanical and Chemical Engineering from the Harbin University of Technology in 1962. Mr. Wang is a Professional Engineer and has been awarded "significant contributor to technology" status and enjoys special allowance from the State Council of China. He was formerly Chief Engineer in a leading brewery in China. He also heads the China Brewery Division's Central Purchasing Unit.

Shopping Parades

Richard Ong Kek Seng, aged 47, is a Senior General Manager of the Lion Group's Property Division. He holds a Bachelor of Science (Building) Degree from Leeds Polytechnic, United Kingdom. He is also an Associate of the Royal Institution of Chartered Surveyors (United Kingdom), a member of the Chartered Institute of Building (United Kingdom), Institution of Fire Engineers (United Kingdom) and Institute of Surveyor (Malaysia). His working experience includes 23 years in the property industry. This includes 6 years as Building Surveyor with the City Hall of Kuala Lumpur. He has been with the Lion Group for 14 years.

Andy Choo Heng Ghee, aged 47, is a General Manager (Shopping Centre Management) of the Lion Group's Property Division. He is an Associate Fellow of the Australian Institute of Management and Associate Member of Institute of Plant Engineers, Australia. His working experience includes 16 years in the property industry. This includes 3 years as Head of Mechanical and Electrical Section with KL Plaza Shopping Centre, as Building Controller with Colliers International Property Consultant (NSW) in Sydney, Australia for 3 years and as Operations Manager with Baillieu Knight Frank Property Consultant (NSW) in Sydney for 4 years. He has been with the Lion Group Property Division for 7 years, starting as Complex Operation Manager in Mahkota Parade.

REGULATORY ENVIRONMENT

The statements made in the following sections are based on the laws and regulations in force or applicable as of the date of this Circular and are subject to any changes in law or regulation occurring after such date which changes could be made on a retrospective basis. The following summary does not purport to be a comprehensive description of all the relevant laws, regulations and policies that may be relevant to a decision of a Scheme Creditor/Shareholder in considering the proposals set out in this Circular. The information has been sourced from various sources such as the relevant legislation; guidelines and notices issued by the relevant regulatory authorities; public information on the relevant regulatory authorities available on their web sites; and relevant legal publications.

A. MALAYSIAN REGULATORY FRAMEWORK

The KLSE is the largest securities exchange in Malaysia and the major market for securities of Malaysian companies. The KLSE is a self-regulatory organisation which governs the conduct of its members and member stockbroking companies in securities dealing.

The KLSE has two trading boards for equity securities, a main board (the "Main Board") and a second board to accommodate listings of smaller companies.

The KLSE is an incorporated entity with 47 member stockbroking firms geographically dispersed throughout Malaysia. The exchange is self-regulated by an Executive Chairman appointed by the Ministry of Finance and a committee of nine members, of which five are elected annually by KLSE members and four, including the Executive Chairman, are appointed by the Ministry of Finance.

The KLSE has also implemented a computerised book-entry scriptless settlement system known as the CDS. A new company, MCD, has been set up to operate the depository. At present, the shares of all companies listed on the KLSE are traded through the CDS.

REGULATIONS

The Malaysian securities industry is regulated by the CCM and the SC. The CCM is a merger of the former Registry of Companies and Registry of Business pursuant to the Companies Commission of Malaysia Act 2001 ("CCM Act") which came into operation on 16 April 2002. The KLSE regulates the organisation and conduct of its members and has specific requirements for listing, quotation and dealings of securities.

With the recent amendments to the SC Act 1993, the SC is now the sole approving and registering authority for prospectuses other than subscription or purchase of shares or debentures by an unlisted recreational club. The SC has general powers to enforce (i) prohibitions against fraud, market manipulation and illegal short selling and (ii) requirements that dealers disclose certain conflicts of interest. The CCM has been empowered by the recent CCM Act to regulate matters relating to corporations, companies and businesses in relation to *inter alia*, the Cos Act. Local companies must maintain a share register and disclose changes in holdings of directors. Persons having an interest in 5 per cent or more of a company's voting shares must disclose such shareholding and any changes in such shareholding, to the company, the KLSE and the SC. In addition to a share register, local companies must also maintain a register disclosing the identity of shareholders with a shareholding of 5 per cent or more and any changes in such shareholding.

The SC was formed on 1 March 1993 pursuant to the SC Act 1993 with express powers to regulate the issue of securities and their listing on the KLSE, to encourage the development of the securities market, to suppress illegal, dishonorable and improper practices in dealings in securities and to regulate all matters pertaining to unit trust schemes. All companies which intend to issue or offer securities or to list such securities on the KLSE must obtain the prior approval of the SC.

REGULATORY ENVIRONMENT

The KLSE is a self-regulating organisation with its own Memorandum and Articles of Association. The KLSE governs the conduct of its members in securities dealings and has established minimum liquidity and capital requirements for its members, which it attempts to monitor through unannounced inspections of dealers' books. The KLSE has also established its Listing Requirements which spell out the criteria for listing of new securities, disclosure requirements and standards to be maintained by listed companies, although in some respects these criteria have been superseded by the more stringent requirements of the SC. The KLSE Listing Requirements and the Securities Industry Act, 1983 prohibit insider trading. The KLSE is also responsible for the surveillance of the market place and requires a listed company to release material information to the public and to issue a clarifying statement in the event of unusual market activity in securities listed on the exchange.

B. EXCHANGE CONTROL REGULATIONS

This section does not purport to provide a comprehensive description of all the exchange control considerations that may be relevant to a decision of a creditor with respect to the Proposed LLB Scheme nor to deal with exchange control issues applicable to all categories of creditors, some of whom may be subject to special rules. Accordingly, creditors are advised to seek professional advice from their own advisers on exchange control considerations arising in connection with the Proposed LLB Scheme.

On 1 September 1998, Malaysia announced the introduction of selective exchange control measures, which were aimed at eliminating the availability of offshore RM funds for speculative activities, promoting a stable RM exchange rate, preventing excessive flows of short-term capital and creating a conducive environment for economic recovery. The RM exchange rate against the USD was concurrently fixed at RM3.80 to USD1.00.

The exchange control measures introduced in September 1998 generally affect the following transactions:

(i) Transfers among non-residents via non-resident external accounts;

Note: Non-residents who currently maintain only External Accounts are required to:

(a) open Special External Accounts and transfer funds in the External Account into the Special External Account as principal for reinvestment purposes; or

(b) convert the External Account into a Special External Account and all funds in the External Account are deemed to be transferred into the Special External Account as principal.

(c) All principal and profits from existing External Accounts can be repatriated and transferred to the Special External Accounts without any payment of levy.

RM accounts of non-residents which previously had been identified as External Accounts/Special External Accounts/Designated External Accounts are now known as External Accounts.

External Accounts/Special External Accounts/Designated External Accounts held by the same account holder may be merged into one External Account. Non-resident fund managers, non-resident stockbrokers and non-resident custodian banks acting as principal agents managing RM assets on behalf of their non-resident clients may operate through an External Account on an omnibus basis.

Transfers of funds between External Accounts of the same account holder (including omnibus account) are allowed. However, transfers of funds between External Accounts of different account holders are prohibited save and except for the purchase or sale of RM assets.

(ii) Outflows of short-term capital by requiring short-term capital inflows to remain in the country for a minimum period of one year;

(iii) Import and export of RM by travellers, both residents and non-residents; and

(iv) Investments abroad by Malaysian residents.

The exchange controls introduced in September 1998 remain in place although there have been amendments to the original controls introduced. With effect from 2 May 2001, the 10% levy imposed on profits from portfolio investments that are repatriated within 12 months from the month the profits are realised, has been abolished. There are thus no levies or holding restrictions in respect of any outflow of capital or dividends by foreign parties.

These exchange controls are subject to further changes and modifications from time to time.

C. FOREIGN INVESTMENT REGULATIONS

Acquisitions of shares and assets in Malaysia are regulated and monitored by the FIC. The guidelines issued by the FIC for the acquisitions of shares and assets in Malaysia are policy guidelines and do not have the force of law although there is some debate as to whether contravention of the guidelines could render an agreement unenforceable.

Subject to the FIC Guidelines, foreign interests (as defined in the following paragraph) may acquire shares in a Malaysian company. In the event of an acquisition by any one foreign interest or associated group of 15% or more or an acquisition by foreign interests in the aggregate of 30% or more, of the voting shares of a Malaysian company, or in the event the consideration payable in respect of any shares acquired by foreign interests exceeds RM 5 million, the FIC Guidelines require that the prior approval of the FIC be obtained.

"Foreign interest" includes voting, equity or other rights in a company held by (i) foreign individuals, (ii) companies or institutions incorporated outside Malaysia or (iii) local companies where foreign individuals and/or companies or institutions incorporated outside Malaysia hold more than 50% of the voting rights or have control of the management of the companies by way of joint venture agreements, management agreements or other types of agreements.

D. SECTION 176 OF THE COS ACT

Section 176 in Part VII of the Cos Act deals with the power to compromise with creditors and members in situations where there is a compromise or arrangement proposed between a company and its creditors, members or any class of creditors or members. Under Section 176(1), the Court may on an application in a summary way of the company or of any creditor or member of the company, order a meeting of the creditors or a class of creditors or of the members or a class of members, as the case may be, to be summoned in such manner as the Court directs. Under Section 176(3), if a majority in number representing three-fourths in value of the creditors or class of creditors or members or class of members present and voting either in person or by proxy at the meeting or the adjourned meeting agrees to any compromise or arrangement, the compromise or arrangement shall, if approved by order of the Court, be binding on all the creditors or class of creditors or on the members or class of members (as the case may be) and also on the company or, in the case of a company in the course of being wound up, on the liquidator and contributories of the company. Finally, pursuant to Section 176(4), the Court may grant its approval to a compromise or arrangement subject to such alterations or conditions as it thinks just.

E. REGULATIONS OF THE FEDERAL TERRITORY OF LABUAN

REGULATORY

The governing regulatory authority in Labuan is the LOFSA.

An offshore company in Labuan is required to have at least one director (including individuals or corporations) who may be a resident director and at least one resident secretary, both of whom must be officers of a trust company or a domestic company wholly owned by the trust company (Sections 87 and 93 of Offshore Companies Act, 1990).

Every offshore company is required to have a registered office in Labuan which must be the principal office of a trust company (Section 85 of Offshore Companies Act, 1990).

TAXATION IN LABUAN

Generally, the relevant legislation in Malaysia governing the taxation of Labuan offshore companies is the Labuan Offshore Business Activity Tax Act, 1990 ("LOBATA") and not the Income Tax Act, 1967 ("ITA").

Section 3 of the LOBATA provides that an offshore company carrying on an offshore business activity shall be charged tax in accordance with LOBATA for each year of assessment in respect of income from the offshore business activity.

The offshore company will be subject to the provisions of the LOBATA in respect of income received from its offshore business activity. With certain exceptions, offshore business activity has been broadly defined as offshore trading activity or offshore non-trading activity carried on, in or from Labuan with non-residents, in a currency other than RM.

The term resident is defined to mean:

(i) in relation to a natural person, a citizen or a permanent resident of Malaysia, or
(ii) in relation to any other person, a person who has established a place of business and is operating, in Malaysia.

(Source: Section 2 of LOBATA)

The tax treatment of offshore business activity as well as non-offshore business activity can be summarised as follows:

OFFSHORE BUSINESS ACTIVITY	TAX TREATMENT
Offshore trading activity - banking, insurance, trading, management, licensing or any activity which is not an offshore non-trading activity	3 per cent of net profits per audited accounts or annual sum of RM20,000 upon election
Offshore non-trading activity - activity relating to the holding of investments in securities, stocks, shares, loans, deposits and immovable properties by an offshore company on its own behalf	Not subject to tax
Conducting both offshore trading activity and offshore non-trading activity	3 per cent of net profits per audited accounts or annual sum of RM20,000 upon election
NON-OFFSHORE BUSINESS ACTIVITY	**TAX TREATMENT**
Any non-offshore business activity	28 per cent income tax under the ITA

(Source: LOBATA)

According to the Income Tax (Exemption) (no:16) Order 1991, interest payments made by Malaysian residents to the Labuan offshore company is not subject to withholding tax since the Labuan offshore company being controlled and managed in Malaysia, will be a Malaysian tax resident. Interest paid by the Labuan offshore company to foreigners is not subject to withholding tax by virtue of specific exemption.

Since the offshore company will be transacting with Malaysian residents, application is required to be made to LOFSA under the "Guidelines on Transaction with Malaysian Residents" to be eligible to be taxed under the LOBATA.

Under the Stamp Duty (Exemption) Order 2000 (P.U. (A) 9), the Minister of Finance for Malaysia made an order in exercise of the powers conferred by subsection 80(1) of the Stamp Act 1949 that *inter alia*, instruments executed by an offshore company in connection with an offshore business activity are exempted from stamp duty.

F. PRC GENERAL REGULATIONS

DECLARATION AND REPATRIATION OF DIVIDEND

The after-tax dividend which the joint venture company ("JV Company") is permitted to declare consists of the amounts after the losses incurred in the previous year and the deductions required by law (such as employee benefit fund, reserve fund, enterprise development fund) have been deducted.

The JV Company's articles of association regulate the declaration of dividend. Such declaration of dividend usually requires the approval of the board of directors of the JV Company. The JV Company's articles of association will also set out the quorum required for such approval.

THE EXCHANGE CONTROL REGIME GOVERNING THE REPATRIATION OF DIVIDEND TO MALAYSIA

Repatriation of the dividend declared is permitted once the approval is obtained from State Administration of Foreign Exchange ("SAFE") (requiring submission, inspections and examination of relevant documents). The approval is merely administrative provided all the requisite documents are complete and in order (e.g. board resolution authorising such distribution/repatriation, audited annual report, tax returns, foreign exchange certificate, capital verification report etc). Dividends will be converted into USD for repatriation.

THE TIME FRAME TO OBTAIN REGULATORY APPROVALS

The time taken will vary from place to place in the PRC. Generally, approval takes an average of 5 days provided all requisite documentation are in order.

SALE OF INVESTMENTS, PRC REGULATORY APPROVALS AND EXCHANGE CONTROL

As any sale of Malaysian interest in the JV Company would involve a change in the shareholding structure of the JV Company, the corporate and regulatory approvals required for the sale of the Malaysian Company's interest to a PRC purchaser or a foreign investor requires:-

(i) Consent from the other joint venture partner
(ii) Approval from the board of directors of the JV Company
(iii) Approval from Commission of Foreign Trade and Economic Co-operation ("COFTEC") (this is required irrespective whether the sale is to a PRC purchaser or foreign investor)

However, where the sale of shares are those of an intermediate Malaysian company (holding an interest in the JV Company) to a foreign investor, there is no requirement to comply with the procedures set out in the paragraph above.

The exchange control regime of the PRC governing the repatriation of the sale proceeds by the Malaysian company back to Malaysia in the event of a sale either to the PRC purchaser or the foreign investor envisages 3 scenarios:

Scenario 1 : Sale of shareholding in the JV Company to a PRC purchaser

The PRC purchaser will be required to obtain approval from SAFE for the conversion and remittance of the sale consideration (in USD) to Malaysia.

Scenario 2 : Sale of shareholding in the JV Company to a foreign investor

Payment for the sale consideration could be arranged outside the PRC; therefore, no SAFE approval is required.

Scenario 3 : Sale of the intermediate Malaysian company holding an interest in the JV Company

As this transaction does not involve the PRC, PRC regulations do not apply.

THE TIME FRAME REQUIRED TO OBTAIN SUCH REGULATORY AND EXCHANGE CONTROL APPROVALS

Once the approval from COFTEC has been obtained for the transfer or acquisition of shares, the purchaser is required to submit a copy of COFTEC's letter of approval, together with the application form, sale-transfer agreement etc to SAFE for the approval for the conversion of Rmb to USD in order to effect repatriation of the sale proceeds overseas.

Estimation of the time frame is difficult as the application will be made by the PRC purchaser. Relevant factors to be considered include the completeness of records held with SAFE and the completeness of the documents required to be submitted to SAFE. Generally, if all requirements are met, it may be possible to obtain a decision from SAFE after a week from the date the application is filed.

GENERAL

As a whole, there are national laws applicable throughout the PRC. However, there are also laws enacted at state/provincial level as well. These state/provincial laws are presumed to be consistent with the national laws.

Owing to the numerous provinces in the PRC, there are some differences between these state/provincial laws as each of these state/provincial laws may have been enacted and passed based on considerations such as historical and cultural background and territorial requirements and protection.

G. MALAYSIAN TAXATION

STAMP DUTY

In general, instruments for transfer of shares, stocks and marketable securities in Malaysia attract stamp duty at the rate of 0.3% of the consideration or market value, whichever is higher. However, the following exemptions apply:

(i) Instruments of transfer of shares, stocks and marketable securities in public companies listed or to be listed on the KLSE executed in favour of the MCD or its nominee companies; or

(ii) Instruments of transfer of the beneficial interest of shares, stocks and marketable securities in public companies listed or to be listed on the KLSE held for the account of the transferor by MCD or its nominee companies; or

(iii) An instrument of transfer of securities listed on the MESDAQ Market of the KLSE executed in favour of a borrower or lender and an instrument of transfer of collateral in respect of a securities borrowing and lending transaction made under a Securities Borrowing and Lending Agreement is exempted from stamp duty.

Notwithstanding the above, an instrument of transfer of securities listed on the MESDAQ Market of the KLSE in favour of a lender is not exempted under (iii) above unless the lender was the beneficial owner or the authorised nominee of the securities at the time of their transfer to the borrower.

In general, instruments for transfer of any property (other than shares, stocks, marketable securities, account receivables or certain book debts) attract stamp duty based on the consideration or market value, whichever is higher, at the following rates:

(i) 1% on the first RM100,000;
(ii) 2% on any amount in excess of RM100,000 but not exceeding RM500,000; and
(iii) 3% on any amount in excess of RM500,000.

Instruments for transfer of bonds (not being marketable securities) will attract stamp duty at the rate of two fifth of the duty chargeable on an issue. However, instruments of issue and transfer of company bonds (private debt securities issued by a company) are exempted from stamp duty if the issue has been approved by the SC or if the instruments are executed by an offshore company in connection with an offshore business activity as defined under the LOBATA.

The Ministry of Finance pursuant to its powers under Section 80(1) of the Stamp Act 1949 had, on 14 August 2002, approved-in-principle the exemption of stamp duties on all the relevant documents executed in relation to the Proposed GWRS after 30 June 2002.

INCOME TAX

Subject to other provisions in the Malaysian Income Tax Act, 1967, income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia shall be chargeable to income tax. Companies resident in Malaysia (other than a company carrying on the business of banking, insurance, shipping and air transport) are exempted from income tax on income arising from sources outside Malaysia and received in Malaysia.

Income tax for resident and non-resident companies is imposed at the flat rate of 28%.

Income tax for resident individuals is imposed at graduated rate from 0% to 28%.

Income tax for non-resident individuals is imposed at the flat rate of 28%.

INTEREST INCOME

Interest income derived in Malaysia will be subject to Malaysian income tax.

Where the interest is paid to non-residents that do not have a place of business in Malaysia, tax will be withheld at source, at the rate of 15% on the gross amount. The tax withheld is a final tax. The withholding tax rate may however, be reduced under certain double taxation agreements signed between Malaysia and other countries.

Notwithstanding the above, interest income paid or credited to any individual, unit trust and listed closed-end fund in respect of:

(i) bonds (other than convertible loan stock) issued by public companies listed on the KLSE; or
(ii) securities or bonds issued by the Malaysian Government; or
(iii) Bon Simpanan Malaysia issued by the Central Bank of Malaysia; or
(iv) bonds (other than convertible loan stock) issued by a company listed on the MESDAQ Market of the KLSE; or
(v) bonds (other than convertible loan stock) issued by a company rated by Rating Agency Malaysia Berhad or Malaysian Rating Corporation Berhad

will be exempted from income tax.

CAPITAL GAINS TAX

There is no capital gains tax in Malaysia.

REAL PROPERTY GAINS TAX

A real property company ("RPC") is defined as a controlled company holding real property or shares in another RPC as a major asset. Gains from disposal of real properties and shares in real property companies are subject to real property gains tax at rates ranging from 5% to 30% for companies and 0% to 30% for individuals and 5% or 30% for non-citizen or non-permanent resident individuals.

H. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN MALAYSIAN GAAP AND USA GAAP

The consolidated financial statements of the Lion Group are prepared and presented in accordance with Malaysian GAAP which differs in certain respects from US GAAP. Certain differences between Malaysian GAAP and US GAAP relevant to those financial statements are summarised below:

PROPERTY REVALUATION

US GAAP does not permit the revaluation of tangible capital assets, but requires that tangible capital assets be stated at historical cost less accumulated depreciation, if any.

Under Malaysian GAAP, tangible fixed assets and property may be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations should be made with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

DEFERRED TAXATION

US GAAP requires that deferred taxation be provided for all significant temporary differences, being the differences between carrying amount and tax base of assets and liabilities, regardless of the anticipated timing of reversal. Deferred tax asset is recognised in full but a valuation allowance should be made against the deferred tax asset if it is more likely than not that some portion or all, of the deferred tax asset will not be realised.

Under current Malaysian GAAP, deferred taxation is not provided for certain timing differences, being the differences between accounting and taxable profit, when there is reasonable evidence that those timing differences will not reverse in the foreseeable future. However, under MASB 25 – Income Taxes which is effective from FYE 30 June 2003 onwards, all temporary differences should be recognised including a deferred tax asset, to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

REGULATORY ENVIRONMENT

GOODWILL ARISING ON CONSOLIDATION

Goodwill arising on consolidation represents the difference between the cost of the acquisition and the fair value of identifiable assets and liabilities acquired. Under US GAAP, goodwill should not be amortised but should be tested for impairment at least annually at the reporting unit level.

There is no current guidance on accounting for goodwill under Malaysian GAAP. However, the accounting policy of the Lion Group is to amortise goodwill on consolidation over a period of twenty five years.

Further, under MASB 23 – Impairment of Assets which is effective from FYE 30 June 2003 onwards, goodwill on consolidation is subject to an impairment test.

CHANGES IN ACCOUNTING POLICIES

US GAAP generally requires recognition and disclosure of the cumulative amount of the change in the income statement for the period of the change.

Under Malaysian GAAP, a change in accounting policy should be applied retrospectively. Any resulting adjustment should be reported as an adjustment to the opening balance of retained earnings or included in the determination of the net profit or loss for the current period.

In addition, unlike Malaysian GAAP, US GAAP treats a change in the depreciation method as a change in accounting policy rather than a change in accounting estimate.

CASH FLOW STATEMENTS

Both frameworks require the presentation of cash flow statements either using the direct method or indirect method.

(a) Under Malaysian GAAP, an entity should classify items under three main headings: operating, investing and financing activities in a consistent manner from period to period. US GAAP prescribes items that must be included in each heading.

(b) Malaysian GAAP defines cash and cash equivalents to include overdrafts repayable on demand but not short term borrowings. Cash and cash equivalents under US GAAP exclude overdrafts and changes in overdrafts are classified under financing activities heading.

ITEMS OF CONCERN

Affecting the ACB Group

No.	Issues	Joint Venture Company ("JV Co.')	Steps taken or to be taken to resolve the Issues	Status as at 23 December 2002
1.	Retail enterprises to restructure the shareholding ratio between the joint venture parties and/or the term of operation and/or business scope as required by the State Council in the PRC		Submitted the application to maintain or restructure the shareholding ratio and/or the term of operation and/or business scope for approval as required on the following dates:	Awaiting for approval from the relevant authorities in the PRC. The respective JV Co. will endeavour to obtain the approval by 30 June 2004.
		Shanghai Nine Sea Parkson Co Ltd (The ACB Group's equity holding : 100%)*	December 2001	
		Mianyang Fulin Parkson Plaza Co Ltd (The ACB Group's equity holding : 70%)**	7 December 2001	
		Dalian Tianhe Parkson Shopping Centre Co Ltd (The ACB Group's equity holding : 60%)	26 December 2001	
		Wuxi Sanyang Parkson Co Ltd (The ACB Group's equity holding : 60%)	20 November 2001	
		Yangzhou Parkson Plaza Co Ltd (The ACB Group's equity holding : 55%)	25 December 2001	
		Sichuan Hezheng Parkson Plaza Co Ltd (The ACB Group's equity holding : 90%)	7 December 2001	
		Chongqing Wangyu Parkson Plaza Co Ltd (The ACB Group's equity holding : 70%)	3 December 2001	
		Xian Lucky King Parkson Plaza Co Ltd (The ACB Group's equity holding : 51%)	20 February 2002	

ITEMS OF CONCERN

No.	Issues	Joint Venture Company ("JV Co.')	Steps taken or to be taken to resolve the Issues	Status as at 23 December 2002
2.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as the PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd (The ACB Group's equity holding : 51%)	The Management of the ACB Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	LFXR is in the process of transferring the LUR and will endeavour to complete the transfer by 30 June 2004.
3.	Shortfall in capital to be contributed by the ACB Group	Mianyang Fulin Parkson Plaza Co Ltd (The ACB Group's equity holding : 70%)**	The Management of the ACB Group is required to inject such amount to make up for the shortfall of Rmb 2.19 million (equivalent to approximately RM1.00 million) ("Shortfall").	The ACB Group has injected the payment for the Shortfall on 21 October 2002. Now awaiting for the capital verification by certified auditor which is expected to be obtained by 30 June 2003.
4.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("**POR**") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC	Mianyang Fulin Parkson Co Ltd (The ACB Group's equity holding : 70%)**	The Management of the ACB Group had liaised with the PRC Party, Sichuan Mianyang Fulin Real Estate Development Co Ltd ("SMF"), to register the lease of building located at No. 17, An Chang Lu, Mianyang City, Sichuan Province, PRC.	The lease is expected to be registered by 30 June 2004. In the meantime, SMF has given its undertaking that it shall be responsible to register the lease and will indemnify the JV Co. against loss due to non-registration of the lease.
		Sichuan Hezheng Parkson Plaza Co Ltd (The ACB Group's equity holding : 90%)	The Management of the ACB Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC,leased by the PRC Party to the JV Co.	SHC will endeavour to transfer the POR certificate in its favour by 30 June 2004. SHC has been requested by the ACB Group to issue a letter to state that theSHC shall compensate the ACB Group for any damages suffered in the event the SHC fails to procure the transfer.

ITEMS OF CONCERN

No.	Issues	Joint Venture Company ("JV Co.')	Steps taken or to be taken to resolve the Issues	Status as at 23 December 2002
		Chongqing Wangyu Parkson Plaza Co Ltd (ACB Group's equity holding : 70%)	The Management of ACB Group had liaised with the PRC Party, Chongqing Wangyu Economic Industry Development Corporation ("CWE"), to obtain the POR certificate in its favour for the building located at No. 77, Da Ping Changjiang Er Lu, Yu Zhong District, Chongqing, PRC and leased by the PRC Party to the JV Co.	By a letter dated 8 March 2001,the CWE agreed to compensate ACB Group if there is any damage arising from the non-transfer of the POR in its name. In addition, the parent company of CWE and owner of the building, authorised the CWE to lease the building to the JV Co.
5.	The PRC Party borrowed Rmb17,803,000 from the JV Co. and as security, the PRC Party pledged its 40% equity interest in the JV Co. to ACB Group. The pledge has not been registered with the relevant authorities.	Dalian Tianhe Parkson Shopping Centre Co Ltd (The ACB Group's equity holding : 60%)	The Management of the ACB Group had liaised with the management of JV Co. to take steps to register the pledge of the equity interest by the PRC Party, Dalian Tianhe Plaza Company Limited ("DTP").	DTP has agreed to repay the loan to the JV Co. by December 2002 and the Management of the ACB Group will procure the JV Co. to register the pledge in the meantime.

Note:

* The ACB Group contributed 100% of the registered capital of this co-operative joint-venture and is entitled to all the profit of the joint-venture after the joint-venture pays a guaranteed after-tax-profit of USD3,000,000 from the first year,to the fourth year and a 4% annual increase over the USD3,000,000 starting from the fifth year.

** The ACB Group contributed Rmb9,000,000 of the registered capital of Rmb15,000,000 of this co-operative joint-venture and is entitled to 70% of the profit of the joint-venture.

FURTHER INFORMATION

1. RESPONSIBILITY STATEMENT

This Circular has been reviewed and approved by the Board of Directors of LLB and they individually and collectively accept full responsibility for the accuracy of the information contained herein and confirm that after having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which will make any statement in this Circular misleading.

Information on Posim, CPB, ACB and Avenel has been provided by Posim, CPB, ACB and Avenel respectively. As such, the responsibility of the Directors of LLB is limited to the accurate reproduction of the relevant information on Posim, CPB, ACB and Avenel as included in this Circular.

RHB Sakura as the Financial Adviser, developed the overall structure of the Proposed LLB Scheme premised upon, *inter alia*, the future financials and plans (including the timing and estimated realisable values of the non-core assets and businesses proposed to be divested) ("Projections and Future Plans") furnished by the Directors of LLB and the management team for the LLB Group (collectively referred to as the "Management Team"). RHB Sakura does not express an opinion as to whether such Projections will approximate the actual results and that such Future Plans can be realised, as such Projections and Future Plans are the sole responsibility of the Management Team. Whilst RHB Sakura has held discussions with the Management Team to ascertain that such Projections and Future Plans have been prepared by them after careful consideration of the economic and market conditions, trends and developments, such Projections and Future Plans have not been verified for their reasonableness by RHB Sakura.

In addition, to enable the build-up of the overall structure of the Proposed LLB Scheme, RHB Sakura has relied on the classification of LLB Scheme Creditors as determined by Messrs Raslan & Loong and the review of the applicable security coverage and recovery rates of the LLB Scheme Creditors by PwC.

RHB Sakura's role as Financial Adviser does not include advising on the proposed resolution of the debts of the LLB Group Non-FI Creditors nor advising on the formulation, structuring and implementation of the proposed organisational and financial management restructuring, which are the sole responsibility of the Directors of LLB. Accordingly, RHB Sakura does not express an opinion on the proposed resolution of the debts of the LLB Group Non-FI Creditors and the proposed organisational and financial management system restructuring.

2. MATERIAL CONTRACTS

A) LLB

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) that have been entered into by LLB or its subsidiaries during the 2 years immediately preceding the date of this Circular which are still subsisting and in force:

(i) Second Supplemental Agreement dated 12 December 2000 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") the one part and Lion Land Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered into between the parties in respect of the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM281,193,000.00, to include that the consideration shall be apportioned and that the apportioned consideration shall only take effect upon the terms therein contained.

FURTHER INFORMATION

(ii) Conditional Agreement dated 13 December 2000 between Lion Land Berhad, Likom Computer Systems Sdn. Bhd. and Likom Electronic Pte. Ltd., whereby the parties thereto agreed to the variation of the mode of redemption by Likom Computer Systems Sdn. Bhd. of 43,613,000 5-year cumulative preference shares of RM0.01 each in Likom Computer Systems Sdn. Bhd. from Lion Land Berhad such that the said cumulative preference shares shall be fully redeemed and satisfied by the issuance of new ordinary shares of SGD1.00 each in Likom Electronic Pte. Ltd. to Lion Land Berhad.

(iii) Conditional Sale and Purchase Agreement dated 14 December 2000 entered into between Lion Land Berhad of the one part and Amsteel Equity Realty (M) Sdn. Bhd. of the other part in which Amsteel Equity Realty (M) Sdn. Bhd. acquires from Lion Land Berhad the portion commonly known as the East Wing of Wisma Amsteel Securities constructed on part of the land held under qualified sub-divided title no H.S (D) 64502, No. P.T 32625, Mukim of Kapar, District of Klang, State of Selangor, measuring approximately 21,300 square feet for a cash consideration of RM14,880,000.00.

(iv) Lease Agreement dated 13 February 2001 between Antara Steel Mills Sdn. Bhd. and Amsteel Mills Sdn. Bhd. pursuant to which Amsteel Mills Sdn. Bhd. has the full rights and liberty to operate Antara Steel Mills Sdn. Bhd.'s steel plant located in Pasir Gudang, Johor for a period of 10 years in the event the Exchange of Assets Agreement dated 13 February 2001 is terminated for any reason whatsoever.

(v) Exchange of Assets Agreement dated 13 February 2001 between Johor Corporation, Amsteel Corporation Berhad, Ayer Keroh Resort Sdn. Bhd. and Amsteel Mills Sdn. Bhd. in which:

(a) Johor Corporation shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn. Bhd. to Amsteel Mills Sdn. Bhd. for a consideration of RM108,230,000.00; and

(b) in satisfying the aforesaid consideration payable to Johor Corporation, Amsteel Mills Sdn. Bhd. shall procure (i) Amsteel Corporation Berhad to transfer to Johor Corporation 500,000 ordinary shares of RM1.00 each in Lion Gateway Parade Sdn. Bhd. and assign to Johor Corporation shareholders' advances owing by Lion Gateway Parade Sdn. Bhd. to Amsteel Corporation Berhad; and (ii) Ayer Keroh Resort Sdn. Bhd. to transfer to Johor Corporation, 7,500,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn. Bhd.

(vi) Supplemental Conditional Agreement dated 10 July 2001 made between Lion Land Berhad, Likom Computer Systems Sdn. Bhd. and Likom Electronic Pte. Ltd., supplemental to the agreement dated 13 December 2000, whereby the parties thereto had agreed to an extension of time for redemption of the 43,613,000 5-year cumulative preference shares of RM0.01 each in Likom Computer Systems Sdn. Bhd. held by Lion Land Berhad from 29 June 2001 until the earlier of the following dates ("Maturity Date"):

(a) within 21 days from the date the new ordinary shares of SGD1.00 each in Likom Electronic Pte. Ltd. are listed and quoted on the Singapore Exchange Securities Trading Limited; or

(b) on 28 December 2002.

(vii) Supplemental Guarantee dated 10 July 2001 made between Lion Land Berhad and Tan Sri Cheng Heng Jem, supplemental to the Guarantee Agreement dated 2 August 1996 made between Lion Land Berhad and Tan Sri Cheng Heng Jem, whereby the parties thereto had agreed that Tan Sri Cheng Heng Jem shall guarantee the payment on the Maturity Date a sum of RM43,613,000.00 ("Redemption Sum") and a sum ("Extension Fee") calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the 43,613,000 5 years cumulative preference shares of RM0.01 each in Likom Computer Systems Sdn. Bhd. ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by Likom Computer Systems Sdn. Bhd. from 29 June 2001 until the Maturity Date;

and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if Likom Computer Systems Sdn. Bhd. shall default in the payment of the Redemption Sum on the Maturity Date.

(viii) Second Supplemental Agreement dated 8 October 2001 between Lion Land Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, for the acquisition by Amsteel Corporation Berhad of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Lion Land Berhad is required to pay to Amsteel Corporation Berhad RM23,090,000.00, (which represents approximately 25% share of Avenel Sdn. Bhd.'s net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the sum payable by Lion Land Berhad to Amsteel Corporation Berhad be revised to RM81,617,610.00 which represents Lion Land Berhad's 25% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), and that it is to be satisfied by netting-off the existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the Lion Land Berhad Group.

(ix) Third Supplemental Agreement dated 8 October 2001 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 12 December 2000) entered between CPB Vendors and Lion Land Berhad for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM281,193,000.00, to include Amsteel Mills Sdn. Bhd. as a co-purchaser and to include that the consideration be revised to RM201,501,369.00 to be satisfied by netting-off the existing balances owing by other company(ies) within the Lion Group to the Lion Land Berhad Scheme Companies or owing by the Lion Land Berhad Scheme Companies to other company(ies) within the Lion Group, which are proposed to be addressed under the proposed corporate restructuring exercise, proposed divestment programme and proposed debt restructuring exercise for the Lion Land Berhad Group.

(x) Conditional Share Sale Agreement dated 8 October 2001 between Amsteel Mills Sdn. Bhd. of the one part and Lion Land Berhad of the other part, for the disposal by Amsteel Mills Sdn. Bhd. to Lion Land Berhad of RM33,900,000.00 worth of ordinary shares of RM0.50 in Chocolate Products (Malaysia) Berhad for a consideration of RM33,900,000.00 to be satisfied by an issuance of RM33,900,000.00 Lion Land Berhad bonds.

(xi) Second Supplemental Agreement dated 8 October 2001 between Avenel Sdn. Bhd. of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between Avenel Sdn. Bhd. and Lion Land Berhad for the disposal by Avenel Sdn. Bhd. of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad to Lion Land Berhad for a consideration of RM719,492,953.00, to include Amsteel Mills Sdn. Bhd. as a co-purchaser and the disposal by Avenel Sdn. Bhd. of a revised 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for a revised consideration of

RM533,718,760.00 to be satisfied by netting off inter-company balances owing by the Amsteel Corporation Berhad Group to Lion Land Berhad and Amsteel Mills Sdn. Bhd.

(xii) First Supplemental Agreement dated 8 October 2001 between Lion Land Berhad of the one part and Akurjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn. Bhd. to Akurjaya Sdn. Bhd. for a consideration of RM33,350,000.00, to include that the consideration be revised to RM35,661,000.00 to be satisfied by an issue of RM35,661,000.00 Amsteel Corporation Berhad bonds.

(xiii) Third Supplemental Agreement dated 26 March 2002 between Avenel Sdn. Bhd. of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Avenel Sdn. Bhd. of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for RM533,718,760.00, to include that the consideration be revised to RM499,417,017.00, of which 47,627,236 ordinary shares of RM1.00 each representing 28% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Lion Land Berhad and 122,470,035 ordinary shares of RM1.00 each representing 72% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Amsteel Mills Sdn. Bhd.

(xiv) Third Supplemental Agreement dated 26 March 2002 between Lion Land Berhad of the one part and Amsteel Corporation Berhad of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Lion Land Berhad is required to pay to Amsteel Corporation Berhad RM81,617,610.00 which represents Avenel Sdn. Bhd.'s restated cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets, to include that the sum payable by Lion Land Berhad to Amsteel Corporation Berhad be revised to RM122,045,746.00. which represents Lion Land Berhad's 25% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 and after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad).

(xv) Fourth Supplemental Agreement dated 26 March 2002 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000 and the Third Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM201,501,369.00, to include the provision that 58,018,645 ordinary shares of RM0.50 each to be apportioned to Lion Land Berhad and 149,190,800 ordinary shares of RM0.50 each to be apportioned to Amsteel Mills Sdn. Bhd.

FURTHER INFORMATION

(xvi) Second Supplemental Agreement dated 3 September 2002 between Lion Land Berhad of the one part and Akurjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn. Bhd. to Akurjaya Sdn. Bhd. for a consideration of RM35,661,000.00, to include that Akurjaya Sdn. Bhd. shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Amsteel Corporation Berhad Group in the People's Republic of China upon the terms therein contained.

(xvii) Fifth Supplemental Agreement dated 3 September 2002 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000, the Third Supplemental Agreement dated 8 October 2001 and the Fourth Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM201,501,369.00, to include that the CPB Vendors shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Chocolate Products (Malaysia) Berhad Group in the People's Republic of China upon the terms therein contained.

(xviii) Third Supplemental Agreement dated 7 January 2003 between Lion Land Berhad of the one part and Akurjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001 and the Second Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each to Akurjaya Sdn. Bhd. for a consideration of RM35,661,000.00, to include that (i) the number of shares to be sold be revised to 3,418,860 representing 100% equity interest in Lion Plaza Sdn. Bhd.; and (ii) satisfaction of purchase consideration be revised to be by RM0.76 million cash and an issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Amsteel Corporation Berhad bonds together with up to 1.48 million detachable new ordinary shares of RM1.00 each in Amsteel Corporation Berhad as equity kicker shares.

B) Posim

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) that have been entered into by Posim or its subsidiaries during the 2 years immediately preceding the date of this Circular which are still subsisting and in force:

(i) Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM138,506,146.00, to include that the consideration be revised to RM150,055,564.00 to be satisfied by an issuance of RM143,147,530.00 in value of new Angkasa Marketing Berhad shares at a proposed issue price of RM1.00 per Angkasa Marketing Berhad share and the balance of RM6,908,034.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group.

FURTHER INFORMATION

(ii) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the consideration be instead satisfied by an issuance of RM143,231,483.00 in value of new Angkasa Marketing Berhad shares and the balance of RM6,824,081.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group; the issue price of the new Angkasa Marketing Berhad shares shall be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

(iii) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

(iv) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the satisfaction of purchase consideration be revised to include that (i) the purchase consideration of RM16,236,282.00 for shares held by Lion Corporation Berhad and Limpahjaya Sdn. Bhd. be settled by an issuance of 8,967,491 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share and the balance of RM6,820,417.00 be set off against inter-company balances owing from Lion Corporation Berhad and its subsidiary and associated companies to Angkasa Marketing Berhad; and (ii) the purchase consideration of RM133,819,282.00 for shares held by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Posim Berhad be settled by an issuance of 127,446,935 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share.

C) **CPB**

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) that have been entered into by CPB or its subsidiaries during the 2 years immediately preceding the date of this Circular which are still subsisting and in force:

(i) Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co. Ltd., a 55% subsidiary of DEbier Sdn. Bhd., which is in turn a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad, of the one part and Consitrade (M) Sdn. Bhd. of the other part, for the acquisition from Consitrade (M) Sdn. Bhd. of 30% equity interest in Pingyang Lion Beer Co. Ltd. for a cash consideration of Rmb11,784,000.00 (equivalent to approximately RM5,395,110.34).

(ii) Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co. Ltd. of the one part and Jinkeda Group Co. Ltd. of the other part, for the acquisition from Jinkeda Group Co. Ltd. of 24.6% equity interest in Pingyang Lion Beer Co. Ltd. for a cash consideration of Rmb9,663,000.00 (equivalent to approximately RM4,424,045.42).

(iii) Conditional Agreement dated 8 July 2002 between Lion Brewing Group Co. Ltd., a 55% subsidiary of DEbier Sdn. Bhd., which is in turn a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad, Consitrade (M) Sdn. Bhd., a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad and Jinkeda Group Co. Ltd., for the acquisition by Lion Brewing Group Co. Ltd. and Consitrade (M) Sdn. Bhd. of 54.6% and 25% equity interest respectively in Jinhua Lion Brewery Co. Ltd. for the cash consideration of Rmb5,110,000.00 (equivalent to approximately RM2,350,000.00) and Rmb2,340,000.00 (equivalent to approximately RM1,070,000.00) respectively.

(iv) Call Option Agreement dated 21 October 2002 between Lion Mahkota Parade Sdn. Bhd. and Onyee Holdings Sdn. Bhd. (now known as Hektar Premier Sdn. Bhd.), wherein in consideration of Onyee Holdings Sdn. Bhd. agreeing to purchase the leasehold land held under H.S. (D) 49714 P.T. No. 501 in Town Area XLII, District of Melaka Tengah, Melaka together with the shopping mall erected thereon known as Mahkota Parade ("Mahkota Parade") and the payment of the option fee of RM1,460,000.00, Lion Mahkota Parade Sdn. Bhd. has granted to Onyee Holdings Sdn. Bhd. the call option to purchase Mahkota Parade from Lion Mahkota Parade Sdn. Bhd. for a total cash consideration of RM146,590,000.00.

(v) Letter of Offer dated 21 October 2002 from Onyee Holdings Sdn. Bhd. (now known as Hektar Premier Sdn. Bhd.) duly accepted by Lion Subang Parade Sdn. Bhd., wherein Onyee Holdings Sdn. Bhd. offered to purchase from Lion Subang Parade Sdn. Bhd. all that piece of freehold land held under H.S.(D) 22227 Lot 014193 PT 9120 in the Mukim of Damansara, District of Petaling, Selangor comprising an area of approximately 12.9 acres upon which a shopping mall known as Subang Parade is erected on an as is where is basis for a total cash consideration of RM223,410,000.00 .

(vi) Conditional Sale and Purchase Agreement dated 24 December 2002 between Hektar Premier Sdn. Bhd. (formerly known as Onyee Holdings Sdn. Bhd.) and Lion Subang Parade Sdn. Bhd., wherein Lion Subang Parade Sdn. Bhd. agrees to sell and Onyee Holdings Sdn. Bhd. agrees to purchase all that piece of freehold land held under H.S.(D) 22227 Lot 014193 PT 9120 in the Mukim of Damansara, District of Petaling, Selangor comprising an area of approximately 12.9 acres upon which a shopping mall known as Subang Parade is erected on an as is where is basis for a total cash consideration of RM223,410,000.00.

D) ACB

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) that have been entered into by ACB or its subsidiaries during the 2 years immediately preceding the date of this Circular which are still subsisting and in force:

(i) Supplemental Subscription Agreement dated 9 January 2001 between Angkasa Transport Equipment Sdn. Bhd., AMB Venture Sdn. Bhd. and Tan Sri Cheng Heng Jem amending certain terms in the conditional Share Subscription Agreement dated 10 November 2000 in which Tan Sri Cheng Heng Jem shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.56 per share or at a total subscription price of approximately RM3,365,000.00, to include that Tan Sri Cheng Heng Jem shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.00.

(ii) Supplemental Agreement dated 9 January 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited amending certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000, whereby AMB Venture Sdn. Bhd. shall dispose of its 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:

(a) SGD15,383,527.00 (equivalent to approximately RM33,200,000.00 based on the exchange rate of SGD1.00 : RM2.16); or
(b) SGD38,666,795.00 (equivalent to approximately RM83,500,000.00) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co. Ltd. is completed by 30 September 2001;

to be satisfied by Lion Asiapac Limited with the issuance of up to 154,667,181 new Lion Asiapac Limited shares at par value of SGD0.25 each together with up to 154,667,181 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

(iii) Call Option Agreement dated 13 February 2001 between Ayer Keroh Resort Sdn. Bhd. and Johor Corporation in which Johor Corporation has been granted a call option to purchase 18,000,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn. Bhd.

(iv) Lease Agreement dated 13 February 2001 between Antara Steel Mills Sdn. Bhd. and Amsteel Mills Sdn. Bhd. pursuant to which Amsteel Mills Sdn. Bhd. has the full rights and liberty to operate Antara Steel Mills Sdn. Bhd.'s steel plant located in Pasir Gudang, Johor for a period of 10 years in the event the Exchange of Assets Agreement dated 13 February 2001 is terminated for any reason whatsoever.

(v) Exchange of Assets Agreement dated 13 February 2001 between Johor Corporation, Amsteel Corporation Berhad, Ayer Keroh Resort Sdn. Bhd. and Amsteel Mills Sdn. Bhd. in which:-

(a) Johor Corporation shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn. Bhd. to Amsteel Mills Sdn. Bhd. for a consideration of RM108,230,000.00; and

(b) in satisfying the aforesaid consideration payable to Johor Corporation, Amsteel Mills Sdn. Bhd. shall procure (i) Amsteel Corporation Berhad to transfer to Johor Corporation 500,000 ordinary shares of RM1.00 each in Lion Gateway Parade Sdn. Bhd. and assign to Johor Corporation shareholders' advances owing by Lion Gateway Parade Sdn. Bhd. to Amsteel Corporation Berhad; and (ii) Ayer Keroh Resort Sdn. Bhd. to transfer to Johor Corporation, 7,500,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn. Bhd.

(vi) Sale and Purchase Agreement dated 16 March 2001 between Amsteel Corporation Berhad and Sumurmuda Sdn. Bhd. and Norville Corporation Sdn. Bhd. for the acquisition by Amsteel Corporation Berhad of 245,000 ordinary shares of RM1.00 each representing 49% equity interest in Lion Gateway Parade Sdn. Bhd. for a total cash consideration of RM20,370,000.00.

(vii) Sale and Purchase Agreement dated 16 March 2001 between Ayer Keroh Resort Sdn. Bhd. and Unirio Corporation Sdn. Bhd. for the sale by Ayer Keroh Resort Sdn. Bhd. of 4,500,000 ordinary shares of RM1.00 each representing 15% equity interest in Excellent Strategy Sdn. Bhd. for a total cash consideration of RM10,350,000.00.

(viii) Sale and Purchase Agreement dated 16 March 2001 between Ayer Keroh Resort Sdn. Bhd. and Senipuri Emas Sdn. Bhd. for the sale by Ayer Keroh Resort Sdn. Bhd. of 4,500,000 ordinary shares of RM1.00 each representing 15% equity interest in Excellent Strategy Sdn. Bhd. for a total cash consideration of RM10,350,000.00.

(ix) Sale and Purchase Agreement dated 16 March 2001 between Ayer Keroh Resort Sdn. Bhd. and HMI Balestier Hospital Pte. Ltd. for the sale of 9,000,000 ordinary shares of RM1.00 each representing 30% equity interest in Excellent Strategy Sdn. Bhd. for a total cash consideration of RM20,700,000.00.

(x) Sale and Purchase Agreement dated 20 June 2001 between Amsteel Corporation Berhad and SCB Developments Berhad for the sale by Amsteel Corporation Berhad to SCB Developments Berhad of Amsteel Corporation Berhad's entire equity interest in Optima Jaya Sdn. Bhd. (comprising 150,000 ordinary shares of RM1.00 each) for a consideration of RM150,000.00 for the shares and payment by SCB Developments Berhad to Amsteel Corporation Berhad of the sum of RM113,850,000.00 comprising: (i) a cash payment of RM10,000,500.00 and (ii) the balance in SCB Developments Berhad shares at an agreed price of RM4.50 per share, in settlement of amount owing by Optima Jaya Sdn. Bhd. to Amsteel Corporation Berhad and in consideration of Amsteel Corporation Berhad assuming the debts of Optima Jaya Sdn. Bhd.

(xi) Supplemental Conditional Agreement dated 10 July 2001 made between Lion Land Berhad, Likom Computer Systems Sdn. Bhd. and Likom Electronic Pte. Ltd., supplemental to the agreement dated 13 December 2000, whereby the parties thereto had agreed to an extension of time for redemption of the 43,613,000 5-year cumulative preference shares of RM0.01 each in Likom Computer Systems Sdn. Bhd. held by Lion Land Berhad from 29 June 2001 until the earlier of the following dates ("Maturity Date"):

(a) within 21 days from the date the new ordinary shares of SGD1.00 each in Likom Electronic Pte. Ltd. are listed and quoted on the Singapore Exchange Securities Trading Limited; or
(b) on 28 December 2002.

(xii) Supplemental Guarantee dated 10 July 2001 made between Lion Land Berhad and Tan Sri Cheng Heng Jem, supplemental to the Guarantee Agreement dated 2 August 1996 made between Lion Land Berhad and Tan Sri Cheng Heng Jem, whereby the parties thereto had agreed that Tan Sri Cheng Heng Jem shall guarantee the payment on the Maturity Date a sum of RM43,613,000.00 ("Redemption Sum") and a sum ("Extension Fee") calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the 43,613,000 5 years cumulative

preference shares of RM0.01 each in Likom Computer Systems Sdn. Bhd. ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by Likom Computer Systems Sdn. Bhd. from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if Likom Computer Systems Sdn. Bhd. shall default in the payment of the Redemption Sum on the Maturity Date.

(xiii) Put Option Agreement dated 7 September 2001 entered into between Sumurmuda Sdn. Bhd. and Amsteel Corporation Berhad, whereby Sumurmuda Sdn. Bhd. has granted Amsteel Corporation Berhad a put option to require Sumurmuda Sdn. Bhd. to purchase 61,250 ordinary shares of RM1.00 each representing 12.25% equity interest or any part thereof in the share capital of Lion Gateway Parade Sdn. Bhd. from Amsteel Corporation Berhad, at a total cash consideration of RM5,090,000.00.

(xiv) Put Option Agreement dated 7 September 2001 entered into between Norville Corporation Sdn. Bhd. and Amsteel Corporation Berhad, whereby Norville Corporation Sdn. Bhd. has granted Amsteel Corporation Berhad a put option to require Norville Corporation Sdn. Bhd. to purchase 183,750 ordinary shares of RM1.00 each representing 36.75% equity interest or any part thereof in the share capital of Lion Gateway Parade Sdn. Bhd. from Amsteel Corporation Berhad, at a total cash consideration of RM15,280,000.00.

(xv) Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn. Bhd. comprising 13,393,298 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM26,682,706.00.

(xvi) Conditional Joint Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Suzuki Assemblers Malaysia Sdn. Bhd. and the management and business operation of Suzuki Assemblers Malaysia Sdn. Bhd.

(xvii) Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn. Bhd. comprising 1,530,510 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM1,227,789.00.

(xviii) Conditional Joint Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Lion Suzuki Marketing Sdn. Bhd. and the management and business operation of Lion Suzuki Marketing Sdn. Bhd.

(xix) Second Supplemental Agreement dated 8 October 2001 between Lion Land Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, for the acquisition by Amsteel Corporation Berhad of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Lion Land Berhad is required to pay to Amsteel Corporation Berhad RM23,090,000.00, (which represents approximately 25% share of Avenel Sdn. Bhd.'s net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the sum payable by Lion Land Berhad to Amsteel Corporation Berhad be revised to RM81,617,610.00 which represents Lion Land Berhad's 25% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future

cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad) and that it is to be satisfied by netting-off the existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the Lion Land Berhad Group.

(xx) First Supplemental Agreement dated 8 October 2001 between Lion Corporation Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM2,290,000.00, to include that the consideration be revised to RM1,915,000.00 to be satisfied by netting-off against inter-company balances owing by the Lion Corporation Berhad Group to the Amsteel Corporation Berhad Group.

(xxi) Second Supplemental Agreement dated 8 October 2001 between Teck Bee Mining (M) Sendirian Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM2,290,000.00, to include that the consideration be revised to RM1,915,000.00 to be satisfied by an issuance of RM1,915,000.00 in value of new Amsteel Corporation Berhad shares.

(xxii) Second Supplemental Agreement dated 8 October 2001 between Akurjaya Sdn. Bhd. of the one part and Limpahjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Akurjaya Sdn. Bhd. of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn. Bhd. to Limpahjaya Sdn. Bhd. for a consideration of RM1,254,000,000.00, to include that the consideration be revised to RM1,089,992,435.00 to be satisfied by an issuance of RM953,429,867.00 Lion Corporation Berhad bonds and RM136,562,568.00 in value of new Lion Corporation Berhad shares at an indicative price of RM1.00 per Lion Corporation Berhad share.

(xxiii) Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM138,506,146.00, to include that the consideration be revised to RM150,055,564.00 to be satisfied by an issuance of RM143,147,530.00 in value of new Angkasa Marketing Berhad shares at a proposed issue price of RM1.00 per Angkasa Marketing Berhad share and the balance of RM6,908,034.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group.

(xxiv) Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of 299,387,843 ordinary shares of RM1.00 each representing 50.46% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM473,030,000.00, to include the disposal by

Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of a revised 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a revised consideration of RM260,467,423.00 to be satisfied by an issuance of RM227,834,077.00 Lion Corporation Berhad bonds and an issue of RM32,633,346.00 in value of new Lion Corporation Berhad shares.

(xxv) Second Supplemental Agreement dated 8 October 2001 between Avenel Sdn. Bhd. of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between Avenel Sdn. Bhd. and Lion Land Berhad for the disposal by Avenel Sdn. Bhd. of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad to Lion Land Berhad for a consideration of RM719,492,953.00, to include Amsteel Mills Sdn. Bhd. as a co-purchaser and the disposal by Avenel Sdn. Bhd. of a revised 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for a revised consideration of RM533,718,760.00 to be satisfied by netting off inter-company balances owing by the Amsteel Corporation Berhad Group to Lion Land Berhad and Amsteel Mills Sdn. Bhd.

(xxvi) Second Supplemental Agreement dated 8 October 2001 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM18,480,000.00 (which represents approximately 20% share of Avenel Sdn. Bhd.'s net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the sum payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM65,294,088.00 which represents Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), and that it is to be satisfied by the netting-off of existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the Angkasa Marketing Berhad Group.

(xxvii) Second Supplemental Agreement dated 8 October 2001 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd. , Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM36,726,176.00, to include that the consideration be revised to RM39,788,610.00 to be satisfied by an issuance of 39,788,610 new Angkasa Marketing Berhad shares.

(xxviii) First Supplemental Agreement dated 8 October 2001 between Lion Land Berhad of the one part and Akurjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn. Bhd. to Akurjaya Sdn. Bhd. for a consideration of RM33,350,000.00, to include that the consideration be revised to RM35,661,000.00 to be satisfied by an issuance of RM35,661,000.00 Amsteel Corporation Berhad bonds.

(xxix) Conditional Share Sale Agreement dated 8 October 2001 between Amsteel Mills Sdn. Bhd. of the one part and Lion Land Berhad of the other part, for the disposal by Amsteel Mills Sdn. Bhd. to Lion Land Berhad of RM33,900,000.00 worth of ordinary shares of RM0.50 in Chocolate Products (Malaysia) Berhad for a consideration of RM33,900,000.00 to be satisfied by an issuance of RM33,900,000.00 Lion Land Berhad bonds.

(xxx) Second Supplemental Agreement dated 8 October 2001 between Horizon Towers Sdn. Bhd. of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Amsteel Corporation Berhad of 44,450,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya Sdn. Bhd. from Horizon Towers Sdn. Bhd. for a consideration of RM522,771,944.00, to include that the consideration be revised to RM423,897,731.00 to be satisfied by an issuance of RM423,897,731.00 in value of new Amsteel Corporation Berhad shares.

(xxxi) Third Supplemental Agreement dated 8 October 2001 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 12 December 2000) entered between CPB Vendors and Lion Land Berhad for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM281,193,000.00, to include Amsteel Mills Sdn. Bhd. as a co-purchaser and to include that the consideration be revised to RM201,501,369.00 to be satisfied by netting-off the existing balances owing by other company(ies) within the Lion Group to the Lion Land Berhad Scheme Companies or owing by the Lion Land Berhad Scheme Companies to other company(ies) within the Lion Group, which are proposed to be addressed under the proposed corporate restructuring exercise, proposed divestment programme and proposed debt restructuring exercise for the Lion Land Berhad Group.

(xxxii) Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co. Ltd., a 55% subsidiary of DEbier Sdn. Bhd., which is in turn a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad, of the one part and Consitrade (M) Sdn. Bhd. of the other part, for the acquisition from Consitrade (M) Sdn. Bhd. of 30% equity interest in Pingyang Lion Beer Co. Ltd. for a cash consideration of Rmb11,784,000.00 (equivalent to approximately RM5,395,110.34).

(xxxiii) Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co. Ltd. of the one part and Jinkeda Group Co. Ltd. of the other part, for the acquisition from Jinkeda Group Co. Ltd. of 24.6% equity interest in Pingyang Lion Beer Co. Ltd. for a cash consideration of Rmb9,663,000.00 (equivalent to approximately RM4,424,045.42).

FURTHER INFORMATION

(xxxiv) Letter dated 20 November 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited, whereby the consideration for the disposal by AMB Venture Sdn. Bhd. of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited was confirmed at SGD37,255,682.00 (equivalent to approximately RM80,470,000.00 based on the exchange rate of SGD1.00 : RM2.16) pursuant to the completion of the listing of the associated company of Angkasa Transport Equipment Sdn. Bhd., Anhui Jianghuai Automotive Chassis Co. Ltd. by 30 September 2001, to be satisfied by Lion Asiapac Limited with the issuance of 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

(xxxv) Conditional Share Sale Agreement dated 6 December 2001 between Amsteel Corporation Berhad, Ambang Jaya Sdn. Bhd. and Angkasa Marketing (Singapore) Pte. Ltd. of the one part and Shen Gang Limited and Grand Marvellous Limited of the other part, for the disposal by Amsteel Corporation Berhad, Ambang Jaya Sdn. Bhd. and Angkasa Marketing (Singapore) Pte. Ltd. of 241,615,000 ordinary shares of HKD0.20 each representing 12.95% equity interest in eCyberChina Holdings Limited for a cash consideration of HKD48,323,000.00.

(xxxvi) Conditional Sale and Purchase Agreement dated 28 January 2002 between Amsteel Securities (M) Sdn. Bhd. and Affin-UOB Holdings Sdn. Bhd. for the disposal by Amsteel Securities (M) Sdn. Bhd. of its stockbroking business and certain assets including Amsteel Securities (M) Sdn. Bhd.'s entire equity interest in Amsteel Equity Nominees (Tempatan) Sdn. Bhd. and Amsteel Equity Nominees (Asing) Sdn. Bhd. for a total cash consideration of RM42,253,000.00.

(xxxvii) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that the consideration be satisfied instead by an issuance of RM219,973,973.00 Lion Corporation Berhad bonds and an issuance of RM40,493,450.00 in value of new Lion Corporation Berhad shares.

(xxxviii) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the consideration be instead satisfied by an issuance of RM143,231,483.00 in value of new Angkasa Marketing Berhad shares and the balance of RM6,824,081.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group; the issue price of the new Angkasa Marketing Berhad shares shall be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

(xxxix) Third Supplemental Agreement dated 26 March 2002 between Akurjaya Sdn. Bhd. of the one part and Limpahjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Akurjaya Sdn. Bhd. of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn. Bhd. for a consideration of RM1,089,992,435.00, to include that the consideration be revised to RM1,007,921,816.00 to be satisfied by an issuance of RM851,225,707.00 Lion Corporation Berhad bonds and RM156,696,109.00 in value of new Lion Corporation Berhad shares.

(xl) Third Supplemental Agreement dated 26 March 2002 between Avenel Sdn. Bhd. of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Avenel Sdn. Bhd. of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for RM533,718,760.00, to include that the consideration be revised to RM499,417,017.00, of which 47,627,236 ordinary shares of RM1.00 each representing 28% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Lion Land Berhad and 122,470,035 ordinary shares of RM1.00 each representing 72% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Amsteel Mills Sdn. Bhd.

(xli) Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn. Bhd. of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 44,450,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya Sdn. Bhd. for a consideration of RM423,897,731.00, to include that the consideration be revised to RM399,276,545.00 to be satisfied by an issuance of RM399,276,545.00 in value of new Amsteel Corporation Berhad shares; the issue price of the new Amsteel Corporation Berhad shares shall be set at a 5% premium to the then theoretical market price of Amsteel Corporation Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

(xlii) Third Supplemental Agreement dated 26 March 2002 between Teck Bee Mining (M) Sendirian Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM1,915,000.00 to be satisfied by an issuance of RM1,915,000.00 in value of new Amsteel Corporation Berhad shares; to include that the issue price of the new Amsteel Corporation Berhad shares shall be set at a 5% premium to the then theoretical market price of Amsteel Corporation Berhad shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

(xliii) Third Supplemental Agreement dated 26 March 2002 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM65,294,088.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash

flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), to include that the payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM80,626,597.00, which represents: (i) Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad) and (ii) netting-off indemnity payment made by Angkasa Marketing Berhad to lenders of Avenel Sdn. Bhd.

(xliv) Third Supplemental Agreement dated 26 March 2002 between Lion Land Berhad of the one part and Amsteel Corporation Berhad of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Lion Land Berhad is required to pay to Amsteel Corporation Berhad RM81,617,610.00 which represents Avenel Sdn. Bhd.'s restated cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets, to include that the sum payable by Lion Land Berhad to Amsteel Corporation Berhad be revised to RM122,045,746.00. which represents Lion Land Berhad's 25% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 and after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad).

(xlv) Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issuance of RM39,788,610.00 in value of new Angkasa Marketing Berhad shares, to include that the issue price of the new Angkasa Marketing Berhad shares be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

(xlvi) Fourth Supplemental Agreement dated 26 March 2002 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000 and the Third Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land

Berhad for a consideration of RM201,501,369.00, to include the provision that 58,018,645 ordinary shares of RM0.50 each to be apportioned to Lion Land Berhad and 149,190,800 ordinary shares of RM0.50 each to be apportioned to Amsteel Mills Sdn. Bhd.

(xlvii) An Addendum dated 19 April 2002 between Angkasa Marketing Berhad and Suzuki Motor Corporation amending certain terms of the conditional Joint Venture Agreement dated 1 October 2001 entered between the parties in respect of their rights and obligations as shareholders for the proposed joint-venture of Lion Suzuki Marketing Sdn. Bhd.

(xlviii) Conditional Shares Sale Agreement dated 22 May 2002 between Lion Ipoh Parade Sdn. Bhd. and Black Tiger Aquaculture Sdn. Bhd. for the disposal of the entire issued and paid-up share capital of Peridang (M) Sdn. Bhd. and Arus Setia Sdn. Bhd. for a total cash consideration of RM755,000.00 and the full and final discharge of net inter-company amount of RM11,077,153.00 owing by Peridang (M) Sdn. Bhd. and Arus Setia Sdn. Bhd. to Lion Ipoh Parade Sdn. Bhd. subject to Black Tiger Aquaculture Sdn. Bhd. paying to Lion Ipoh Parade Sdn. Bhd. a total cash consideration of RM11,077,153.00.

(xlix) Fourth Supplemental Agreement dated 8 July 2002 between Akurjaya Sdn. Bhd., Amsteel Corporation Berhad and Crystavel Sdn. Bhd. of the one part and Limpahjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Akurjaya Sdn. Bhd. of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn. Bhd., to include Amsteel Corporation Berhad and Crystavel Sdn. Bhd. as co-vendors and the additional disposal of 49,000,000 preference "D" shares of RM0.01 each by Crystavel Sdn. Bhd. and 26,670,000 preference "F" shares of RM0.01 each by Amsteel Corporation Berhad, both in Megasteel Sdn. Bhd. to Limpahjaya Sdn. Bhd. for a consideration forming part of the total consideration of RM1,007,921,816.00.

(l) Conditional Agreement dated 8 July 2002 between Lion Brewing Group Co. Ltd., a 55% subsidiary of DEbier Sdn. Bhd., which is in turn a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad, Consitrade (M) Sdn. Bhd., a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad and Jinkeda Group Co. Ltd., for the acquisition by Lion Brewing Group Co. Ltd. and Consitrade (M) Sdn. Bhd. of 54.6% and 25% equity interest respectively in Jinhua Lion Brewery Co. Ltd. for the cash consideration of Rmb5,110,000.00 (equivalent to approximately RM2,350,000.00) and Rmb2,340,000.00 (equivalent to approximately RM1,070,000.00) respectively.

(li) Conditional Sale and Purchase Agreement dated 30 July 2002 between amongst others, Angkasa Transport Equipment Sdn. Bhd., a wholly-owned subsidiary of AMB Venture Sdn. Bhd. which is in turn a wholly-owned subsidiary of Angkasa Marketing Berhad, Tri-Ring Group Co. and Wuhan Fortune Industry Co. Ltd. for:

(a) the disposal by Angkasa Transport Equipment Sdn. Bhd. of its entire 50% equity interest in Wuhan Fortune Motor Co. Ltd. to Tri-Ring Group Co. for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(b) the settlement of inter-company advances from Angkasa Transport Equipment Sdn. Bhd. to Wuhan Fortune Motor Co. Ltd. ("Inter-company Advances") amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring Group Co. and the waiver of the interest on the Inter-company Advances to Wuhan Fortune Motor Co. Ltd. amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

(lii) Supplemental Agreement dated 5 August 2002 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited to vary certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000 (as amended), to include that Lion Asiapac Limited shall be entitled to deposit a portion of the 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd., calculated based on the formula as set out therein, for any of the property ownership rights of buildings that are not transferred by Anhui Jianghuai Automotive Chassis Co. Ltd. to Hefei Jianghuai Automotive Co. Ltd. prior to the completion of the disposal of the 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited.

(liii) Second Supplemental Agreement dated 3 September 2002 between Lion Land Berhad of the one part and Akurjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn. Bhd. to Akurjaya Sdn. Bhd. for a consideration of RM35,661,000.00, to include that Akurjaya Sdn. Bhd. shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Amsteel Corporation Berhad Group in the People's Republic of China upon the terms therein contained.

(liv) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the partiesfor the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Lion Land Berhad Group in the People's Republic of China upon the terms therein contained.

(lv) Fifth Supplemental Agreement dated 3 September 2002 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000, the Third Supplemental Agreement dated 8 October 2001 and the Fourth Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM201,501,369.00, to include that the CPB Vendors shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Chocolate Products (Malaysia) Berhad Group in the People's Republic of China upon the terms therein contained.

(lvi) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69%

equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

(lvii) Deed of Assignment dated 10 September 2002 between Amsteel Corporation Berhad of the one part and Johor Corporation of the other part, wherein Amsteel Corporation Berhad assigns absolutely to Johor Corporation advances made to or on behalf of Lion Gateway Parade Sdn. Bhd. in the sum of RM49,000,000.00 as at 30 June 2000 together with the full right and benefit thereto and all remedies for enforcing the same in accordance with the provisions of the Exchange of Assets Agreement dated 13th February 2001 between Amsteel Corporation Berhad, Johor Corporation, Ayer Keroh Resort Sdn. Bhd. and Amsteel Mills Sdn. Bhd.

(lviii) Call Option Agreement dated 21 October 2002 between Lion Mahkota Parade Sdn. Bhd. and Onyee Holdings Sdn. Bhd., wherein in consideration of Onyee Holdings Sdn. Bhd. (now known as Hektar Premier Sdn. Bhd.) agreeing to purchase the leasehold land held under H.S. (D) 49714 P.T. No. 501 in Town Area XLII, District of Melaka Tengah, Melaka together with the shopping mall erected thereon known as Mahkota Parade ("Mahkota Parade") and the payment of the option fee of RM1,460,000.00, Lion Mahkota Parade Sdn. Bhd. has granted to Onyee Holdings Sdn. Bhd. the call option to purchase Mahkota Parade from Lion Mahkota Parade Sdn. Bhd. for a total cash consideration of RM146,590,000.00.

(lix) Letter of Offer dated 21 October 2002 from Onyee Holdings Sdn. Bhd. (now known as Hektar Premier Sdn. Bhd.) duly accepted by Lion Subang Parade Sdn. Bhd., wherein Onyee Holdings Sdn. Bhd. offered to purchase from Lion Subang Parade Sdn. Bhd. all that piece of freehold land held under H.S.(D) 22227 Lot 014193 PT 9120 in the Mukim of Damansara, District of Petaling, Selangor comprising an area of approximately 12.9 acres upon which a shopping mall known as Subang Parade is erected on an as is where is basis for a total cash consideration of RM223,410,000.00.

(lx) Conditional Share Sale Agreement dated 20 December 2002 made between Ambang Jaya Sdn. Bhd. ("Ambang Jaya"), Angkasa Marketing (Singapore) Pte. Ltd. ("Angkasa Singapore") and ICEA Capital Limited ("ICEA") ("CIL Share Sale Agreement") whereby Ambang Jaya and Angkasa Singapore shall dispose of to ICEA all the new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL")("CIL Shares") of approximately 1,512,356,160 new CIL Shares to be received pursuant to a scheme of arrangement proposed by CIL to Ambang Jaya and Angkasa Singapore in settlement of debts owing by CIL for a cash consideration of HK$11,000,000.00.

(lxi) Guarantee dated 20 December 2002 made between Ambang Jaya Sdn. Bhd. and Angkasa Marketing (Singapore) Pte. Ltd. of one part and Ke Jun Xiang ("KJX") of the other part whereby the parties thereto had agreed that KJX shall guarantee the performance of the obligations of ICEA under the CIL Share Sale Agreement.

(lxii) Conditional Share Sale Agreement dated 20 December 2002 made between Ambang Jaya Sdn. Bhd. ("Ambang Jaya") and Angkasa Marketing (Singapore) Pte. Ltd. of one part and Zhu Feng Chang ("ZFC") of the other part ("eCyberChina Share Sale Agreement") whereby Ambang Jaya and Angkasa Singapore shall dispose of 241,615,000 ordinary shares of HK$0.20 each in eCyberChina Holdings Limited ("eCyberChina")("eCyberChina Shares") to ZFC for a cash consideration of HK$17,000,000.00.

(lxiii) Guarantee dated 20 December 2002 made between Ambang Jaya Sdn. Bhd. and Angkasa Marketing (Singapore) Pte. Ltd. of one part and Ke Jun Xiang ("KJX") of the other part whereby the parties thereto had agreed that KJX shall guarantee the performance of the obligations of ZFC under the eCyberChina Share Sale Agreement.

FURTHER INFORMATION

(lxiv) Conditional Sale and Purchase Agreement dated 24 December 2002 between Hektar Premier Sdn. Bhd. (formerly known as Onyee Holdings Sdn. Bhd.) and Lion Subang Parade Sdn. Bhd., wherein Lion Subang Parade Sdn. Bhd. agrees to sell and Onyee Holdings Sdn. Bhd. agrees to purchase all that piece of freehold land held under H.S.(D) 22227 Lot 014193 PT 9120 in the Mukim of Damansara, District of Petaling, Selangor comprising an area of approximately 12.9 acres upon which a shopping mall known as Subang Parade is erected on an as is where is basis for a total cash consideration of RM223,410,000.00.

(lxv) Second Supplemental Agreement dated 7 January 2003 between Lion Corporation Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM2,290,000.00 to be satisfied by netting-off against inter-company balances owing by the Lion Corporation Berhad Group to the Amsteel Corporation Berhad Group, to include that the consideration be revised to RM1,825,200.00.

(lxvi) Fourth Supplemental Agreement dated 7 January 2003 between Horizon Towers Sdn. Bhd. of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by Amsteel Corporation Berhad of 44,450,000 ordinary shares of RM1.00 each in Akurjaya Sdn. Bhd. for a consideration of RM399,276,545.00, to include that the number of shares in Akurjaya Sdn. Bhd. to be sold be revised to 19,050,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya Sdn. Bhd. and that the consideration be revised to RM385,506,545.00 to be satisfied by an issuance of 385,506,545 new ordinary shares of RM1.00 each in Amsteel Corporation Berhad at an issue price of RM1.00 each, which represents the par value of Amsteel Corporation Berhad shares.

(lxvii) Fourth Supplemental Agreement dated 7 January 2003 between Teck Bee Mining (M) Sendirian Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM1,915,000.00 to be satisfied by an issuance of RM1,915,000.00 in value of new Amsteel Corporation Berhad shares; to include that the consideration be revised to RM1,825,200.00 to be satisfied by an issuance of 1,825,200 new ordinary shares of RM1.00 each in Amsteel Corporation Berhad at an issue price of RM1.00 each, which represents the par value of Amsteel Corporation Berhad shares.

(lxviii) Fourth Supplemental Agreement dated 7 January 2003 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issuance of RM39,788,610.00 in value of new Angkasa Marketing Berhad shares, to include that the satisfaction of the purchase consideration be revised to be by an issuance of

37,893,914 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share, which represents a 5% premium over the par value of the Angkasa Marketing Berhad shares.

(lxix) Fifth Supplemental Agreement dated 7 January 2003 between Akurjaya Sdn. Bhd., Amsteel Corporation Berhad and Crystavel Sdn. Bhd. of the one part and Limpahjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 8 July 2002) entered between the parties for the disposal by Akurjaya Sdn. Bhd. of 240,000,000 ordinary shares of RM1.00 each, disposal by Crystavel Sdn. Bhd. of 49,000,000 preference "D" shares of RM0.01 each and the disposal by Amsteel Corporation Berhad of 26,670,000 preference "F" shares of RM0.01 each, all in Megasteel Sdn. Bhd. to Limpahjaya Sdn. Bhd. for a total consideration of RM1,007,921,816.00, to include that the satisfaction of the purchase consideration be revised to be by RM0.01 million cash; an issuance of RM851.72 million in net present value (RM1,599.41 million in nominal amount) of Ringgit denominated Lion Corporation Berhad bonds together with up to 53.93 million detachable new ordinary shares of RM1.00 each in Lion Corporation Berhad as equity kicker shares; and 156.19 million new Lion Corporation Berhad shares of RM1.00 each at an issue price of RM1.00 each, which represents the par value of Lion Corporation Berhad shares.

(lxx) Third Supplemental Agreement dated 7 January 2003 between Lion Land Berhad of the one part and Akurjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001 and the Second Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each to Akurjaya Sdn. Bhd. for a consideration of RM35,661,000.00, to include that (i) the number of shares to be sold be revised to 3,418,860 representing 100% equity interest in Lion Plaza Sdn. Bhd.; and (ii) satisfaction of purchase consideration be revised to be by RM0.76 million cash and an issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Amsteel Corporation Berhad bonds together with up to 1.48 million detachable new ordinary shares of RM1.00 each in Amsteel Corporation Berhad as equity kicker shares.

(lxxi) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that the satisfaction of purchase consideration be revised to be by RM0.003 million cash; an issuance of RM220.11 million in net present value (RM413.32 million in nominal amount) of Ringgit denominated Lion Corporation Berhad bonds together with up to 13.94 million detachable new ordinary shares of RM1.00 each in Lion Corporation Berhad as equity kicker shares; and 40.36 million new Lion Corporation Berhad shares at an issue price of RM1.00 each, which represents the par value of Lion Corporation Berhad shares.

(lxxii) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental

Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the satisfaction of purchase consideration be revised to include that (i) the purchase consideration of RM16,236,282.00 for shares held by Lion Corporation Berhad and Limpahjaya Sdn. Bhd. be settled by an issuance of 8,967,491 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share and the balance of RM6,820,417.00 be set off against inter-company balances owing from Lion Corporation Berhad and its subsidiary and associated companies to Angkasa Marketing Berhad; and (ii) the purchase consideration of RM133,819,282.00 for shares held by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Posim Berhad be settled by an issuance of 127,446,935 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share.

E) Avenel

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) that have been entered into by Avenel during the 2 years immediately preceding the date of this Circular which are still subsisting and in force:

(i) Second Supplemental Agreement dated 8 October 2001 between Avenel Sdn. Bhd. of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between Avenel Sdn. Bhd. and Lion Land Berhad for the disposal by Avenel Sdn. Bhd. of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad to Lion Land Berhad for a consideration of RM719,492,953.00, to include Amsteel Mills Sdn. Bhd. as a co-purchaser and the disposal by Avenel Sdn. Bhd. of a revised 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for a revised consideration of RM533,718,760.00 to be satisfied by netting off inter-company balances owing by the Amsteel Corporation Berhad Group to Lion Land Berhad and Amsteel Mills Sdn. Bhd.

(ii) Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM138,506,146.00, to include that the consideration be revised to RM150,055,564.00 to be satisfied by an issuance of RM143,147,530.00 in value of new Angkasa Marketing Berhad shares at a proposed issue price of RM1.00 per Angkasa Marketing Berhad share and the balance of RM6,908,034.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group.

(iii) Third Supplemental Agreement dated 26 March 2002 between Avenel Sdn. Bhd. of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Avenel Sdn. Bhd. of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for RM533,718,760.00, to include that the consideration be revised to RM499,417,017.00, of which 47,627,236 ordinary shares of RM1.00 each representing 28% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Lion Land Berhad and 122,470,035 ordinary shares of RM1.00 each representing 72% of the

170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Amsteel Mills Sdn. Bhd.

(iv) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the consideration be instead satisfied by an issuance of RM143,231,483.00 in value of new Angkasa Marketing Berhad shares and the balance of RM6,824,081.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group; the issue price of the new Angkasa Marketing Berhad shares shall be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

(v) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

(vi) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the satisfaction of purchase consideration be revised to include that (i) the purchase consideration of RM16,236,282.00 for shares held by Lion Corporation Berhad and Limpahjaya Sdn. Bhd. be settled by an issuance of 8,967,491 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share and the balance of RM6,820,417.00 be set off against inter-company balances owing from Lion Corporation Berhad and its subsidiary and associated companies to Angkasa Marketing Berhad; and (ii) the purchase consideration of RM133,819,282.00 for shares held by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Posim Berhad be settled by an issuance of 127,446,935 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share.

F) Lion Plaza

There are no material contracts (not being contracts entered into in the ordinary course of business) that have been entered into by Lion Plaza during the 2 years immediately preceding the date of this Circular which are still subsisting and in force.

3. MATERIAL LITIGATION

A) LLB

Save as disclosed below, neither LLB nor its subsidiary companies are engaged in any litigation, claims or arbitration (other than litigations, claims or arbitration arising from the ordinary course of business), either as plaintiff or defendant, which has a material effect on the financial position of LLB or its subsidiary companies and the Directors of LLB have no knowledge of any proceedings pending or threatened against LLB or its subsidiary companies or of any other facts likely to give rise to any proceedings, which may materially and adversely affect the position or business of LLB or its subsidiary companies.

In the Kuala Lumpur High Court Summons No. D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly, Perwira Affin Merchant Bank Berhad) ("Affin Bank") has sued LLB for recovery of the sum of RM31,975,996.50, being the amount outstanding under the revolving credit facility of RM30,000,000 granted by Affin Bank to LLB vide Affin Bank's letter of offer dated 27 August 1997. The Court has not fixed a hearing date for the matter.

The Directors have been advised that LLB has a defence to the claim.

B) Posim

The management of Posim has informed LLB that, save as disclosed below, neither Posim nor its subsidiary companies are engaged in any litigation, claims or arbitration (other than litigations, claims or arbitration arising from the ordinary course of business), either as plaintiff or defendant, which has a material effect on the financial position of Posim or its subsidiary companies and the Directors of Posim have no knowledge of any proceedings pending or threatened against Posim or its subsidiary companies or of any other facts likely to give rise to any proceedings, which may materially and adversely affect the position or business of Posim or its subsidiary companies.

(i) In Civil Suit No. K22-40-97 filed on 11 April 1997, Harapan Permai Sdn Bhd, a timber contractor sued Sabah Forest Industries Sdn. Bhd. ("SFI") for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement dated 9 November 1992 ("the Agreement"). Under the Indemnity Contracts dated 29 May 1997 and 30 July 1997 ("Indemnity Contracts") Avenel Sdn. Bhd. ("Avenel") has agreed to indemnify Posim Berhad ("Posim") in full against any damages awarded against SFI.

SFI is a 97.78%-owned subsidiary of Posim, a company listed on the KLSE. Posim is in turn a subsidiary of Avenel and Avenel is a 55%-owned subsidiary of Amsteel.

SFI has applied to strike out the suit on the ground that the Agreement is illegal under the Sabah Forest Enactment 1968 ("SFE"). The Court has not fixed a date for delivery of the ruling.

The Directors have been advised that SFI has a good defence to the claim.

FURTHER INFORMATION

(ii) In Civil Suit No. K22-55-97 filed on 6 May 1997, UNP Plywood Sdn Bhd ("UNP"), a timber contractor, sued SFI for RM128,874,435 for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993 ("the Agreements") respectively which were entered into by SFI and UNP. SFI through its solicitors, Messrs Jayasuriya Kah & Co., terminated the Agreements on grounds that the Agreements and the arrangements between SFI and UNP amounted to an assignment of the Special Timber licence No. SK7/90 and such assignment contravenes Section 24(6) of the SFE, thereby rendering the Agreements illegal. Under the Indemnity Contracts, Avenel has agreed to indemnify Posim in full against any damages awarded against SFI. At the hearing on 22 September 2000, UNP conceded that the Agreements are illegal insofar as they relate to extraction. No new hearing date has been fixed by the Court.

The Directors have been advised that SFI has a good defence to the claim.

C) CPB

The management of CPB has informed LLB that neither CPB nor its subsidiary companies are engaged in any litigation, claims or arbitration (other than litigations, claims or arbitration arising from the ordinary course of business), either as plaintiff or defendant, which has a material effect on the financial position of CPB or its subsidiary companies and the Directors of CPB have no knowledge of any proceedings pending or threatened against CPB or its subsidiary companies or of any other facts likely to give rise to any proceedings, which may materially and adversely affect the position or business of CPB or its subsidiary companies.

D) ACB

The management of ACB has informed LLB that, save as disclosed below, neither ACB nor its subsidiary companies are engaged in any litigation, claims or arbitration (other than litigations, claims or arbitration arising from the ordinary course of business), either as plaintiff or defendant, which has a material effect on the financial position of ACB or its subsidiary companies and the Directors of ACB have no knowledge of any proceedings pending or threatened against ACB or its subsidiary companies or of any other facts likely to give rise to any proceedings, which may materially and adversely affect the position or business of ACB or its subsidiary companies.

(i) In Civil Suit No. K22-40-97 filed on 11 April 1997, Harapan Permai Sdn Bhd, a timber contractor sued Sabah Forest Industries Sdn. Bhd. ("SFI") for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement dated 9 November 1992 ("the Agreement"). Under the Indemnity Contracts dated 29 May 1997 and 30 July 1997 ("Indemnity Contracts") Avenel Sdn. Bhd. ("Avenel") has agreed to indemnify Posim Berhad ("Posim") in full against any damages awarded against SFI.

SFI is a 97.78%-owned subsidiary of Posim, a company listed on the KLSE. Posim is in turn a subsidiary of Avenel and Avenel is a 55%-owned subsidiary of Amsteel.

SFI has applied to strike out the suit on the ground that the Agreement is illegal under the Sabah Forest Enactment 1968 ("SFE"). The Court has not fixed a date for delivery of the ruling.

The Directors have been advised that SFI has a good defence to the claim.

(ii) In Civil Suit No. K22-55-97 filed on 6 May 1997, UNP Plywood Sdn Bhd ("UNP"), a timber contractor, sued SFI for RM128,874,435 for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993 ("the Agreements") respectively which were entered into by SFI and UNP. SFI through its solicitors, Messrs Jayasuriya Kah & Co., terminated the Agreements on grounds that the Agreements and the arrangements between SFI and UNP amounted to an assignment of the Special Timber licence No. SK7/90 and such assignment contravenes Section 24(6) of the SFE, thereby rendering the

Agreements illegal. Under the Indemnity Contracts, Avenel has agreed to indemnify Posim in full against any damages awarded against SFI. At the hearing on 22 September 2000, UNP conceded that the Agreements are illegal insofar as they relate to extraction. No new hearing date has been fixed by the Court.

The Directors have been advised that SFI has a good defence to the claim.

(iii) In the Kuala Lumpur High Court Summons No. D2-22-102-99 filed on 13 January 1999, Bank of Tokyo-Mitsubishi (M) Bhd ("BTM") sued Amsteel for recovery of the sum of RM7,001,543.84, being the amount outstanding under a revolving credit facility of RM10,000,000 granted by BTM to Amsteel vide BTM's letter of offer dated 5 June 1997. The Senior Assistant Registrar ("SAR") had on 8 March 2000 dismissed BTM's application for Summary Judgment. BTM has appealed to the Judge against the SAR's decision. The decision of the Judge shall be delivered on 18 February 2003.

The Directors have been advised that Amsteel has a defence to the claim.

(iv) In the Kuala Lumpur High Court Summons No. D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly, Perwira Affin Merchant Bank Berhad) ("Affin Merchant Bank") has sued Lion Land Berhad ("LLB") for recovery of the sum of RM31,975,996.50, being the amount outstanding under the revolving credit facility of RM30,000,000 granted by Affin Merchant Bank to LLB vide Affin Merchant Bank's letter of offer dated 27 August 1997. The Court has not fixed a hearing date for the matter.

The Directors have been advised that LLB has a defence to the claim.

(v) Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd (collectively referred to as "Takenaka Group") in the Kuala Lumpur High Court Civil Suit No. D6-22-2031-2000 and Itochu Corporation ("Itochu") in the Kuala Lumpur High Court Civil Suit No. D6-22-2030-2000, both filed on 31 October 2000, have sued Amsteel and Optima Jaya Sdn Bhd ("Optima Jaya"). Optima Jaya is a wholly-owned subsidiary of Amsteel.

By a construction agreement dated 23 May 1995 ("the Construction Agreement") Optima Jaya employed the Takenaka Group to build a hotel. In consideration of Itochu agreeing to issue guarantees to various financiers for purpose of financing the construction of the said hotel, Optima Jaya agreed to pay to Itochu a guarantee fee pursuant to a guarantee fee agreement dated 23 May 1995 ("the Guarantee Fee Agreement").

By a letter of comfort dated 23 May 1995 ("the Letter of Comfort"), Amsteel agreed, *inter alia*, to ensure that Optima Jaya performs its obligations under the Construction Agreement and the Guarantee Fee Agreement.

Takenaka Group, pursuant to the Construction Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM103,243,755 together with interest, opportunity losses and costs.

Itochu, pursuant to the Guarantee Fee Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM2,183,225.13 together with interest and costs.

Amsteel and Optima Jaya had submitted applications to stay the Takenaka Group's proceedings in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Stay Applications"). The Court had on 6 July 2001 dismissed Amsteel's and Optima Jaya's Stay Applications. Amsteel and Optima Jaya have appealed to the High Court against the Court's decision ("Appeal on Stay Applications"). The Court has fixed the matter for mention on 17 February 2003 in respect of the appeal.

Applications for Summary Judgment have been filed:

(a) by Takenaka Group against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit No. D6-22-2031-2000 ("the Takenaka Group SJ Application"); and

(b) by Itochu against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit No. D6-22-2030-2000 ("the Itochu SJ Application").

Amsteel and Optima Jaya have applied to the High Court for a stay in the Takenaka Group SJ Application pending hearing of Amsteel's and Optima Jaya's Appeal on Stay Applications ("Stay of Takenaka Group SJ Application").

The Takenaka Group SJ Application and the Stay of Takenaka Group SJ Application are fixed for mention on 9 January 2003.

In respect of the Itochu SJ Application, the Court has on 5 December 2001 allowed Itochu to enter Judgment against Amsteel and Optima Jaya ("Itochu Judgment") for the following sums:

(a) the sum of RM2,183,225.13 as at 31 July 2000 together with interest at the rate of 8% per annum from 1 August 2000 to date of full payment;

(b) the accruing guarantee fee calculated at the rate of 1.5% per annum on the sum of RM45,000,000 from 1 August 2000 to 8 February 2001 and on the sum of RM36,000,000 from 9 February 2001 to 1 March 2001 together with interest at the rate of 8% per annum on the sum of RM36,000,000 from 31 October 2000 to date of full payment; and

(c) costs to be taxed by the Court.

Amsteel and Optima Jaya have appealed against the Itochu Judgment ("Appeal of Itochu Judgment"). The appeal in respect of the Itochu Judgment is fixed for mention on 21 February 2003. Amsteel and Optima Jaya have also applied for a stay in execution of the Judgment and the application is fixed for mention on 15th January 2003.

The Directors have been advised that Amsteel and Optima Jaya have a reasonable chance of:

(a) defending the Takenaka Group SJ Application; and

(b) succeeding in the Appeal of the Itochu Judgment.

(vi) In the matter of an arbitration proceeding involving Atelier ADT International Consultants Ltd ("Atelier") and Lion Asia Investment Pte Ltd ("Lion Asia"), Atelier claims against Lion Asia for alleged unpaid engineering and architectural fees and reimburseable expenses amounting to approximately RM7,000,000 in respect of services provided in relation to eight (8) properties/projects in China.

Lion Asia has counter-claimed against Atelier:

(a) for recovery of the sum of USD2,230,760.14, being payment made to Atelier pursuant to contracts which are unenforceable and/or illegal because Atelier did not have the legal capacity (or requisite qualification under the laws of Malaysia) to enter into such contracts; or in the alternative,

(b) for over-payment to Atelier in the sum of USD1,062,943.83.

Several questions of law arose in the arbitration proceedings and Lion Asia had in Kuala Lumpur High Court Originating Summons No. R-24-29-2001 referred those questions of law to the High Court. The High Court had on 17 July 2001, ordered the questions of law to be stated in a form of special case stated to the High Court for the High Court's decision. Atelier has appealed to the Court of Appeal against the High Court's order on, *inter alia*, the ground

that both questions of law and fact should be decided by the Arbitrator. No hearing date has been fixed in respect of the appeal.

The Arbitrator will state his interim award in the form of a special case stated to the High Court after the parties have made their submissions on the facts to the Arbitrator. At the meeting held by the parties and the Arbitrator on 20 March 2002, the Arbitrator set timelines for the parties to submit the list of parameters, the facts to be found and provide their submissions and samples/format of the interim award which is to be stated to the High Court. 4 January 2003 has been set as the final date for the submissions to be made by the parties.

The Directors have been advised that Lion Asia has a reasonable chance of successfully defending Atelier's claim and that it has a reasonable chance of success in its own counter claim against Atelier.

(vii) Total Resources Sdn. Bhd. ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, *inter alia*, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

TR's application to amend its Statement of Claim was allowed by the Court on 16th October 2002 and LIP has been given leave to amend its Statement of Defence upon being served with the Amended Statement of Defence. No mention date has been fixed pending the extraction and service of the Amended Statement of Defence.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages.

(viii) Tafco Development Sdn. Bhd. ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The Petition is fixed for summons for directions and hearing on 26 February 2003.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

(ix) Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn. Bhd. ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1-00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870-60 and the remaining sum of RM5,468,129-40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129-40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129-40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

AHIP's application for Summary Judgment is scheduled for hearing on 10 February 2003.

Ambang Maju has applied to stay all further proceedings in this matter pending the hearing of an application by Ambang Maju for a consolidation of proceedings between this action with that of Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur. The Court has fixed 30 January 2003 to hear the applications for stay and consolidation.

The Directors have been advised that Ambang Maju has a defence to the claim

(x) In the High Court of Malaya at Shah Alam Suit No. MT4-22-21-98, Amsteel Securities (M) Sdn. Bhd. ("AMS") claimed against Chase Perdana Berhad and Dato' Mohan Swami (guarantor for Chase Perdana Berhad) for contra losses amounting to RM16,159,526.79 and interest at the rate of 24% on the principal sum of RM16,159,526.79 from 29 November 1997 till date of full settlement. The case is now kept in abeyance pending Chase Perdana Berhad's debt restructuring.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xi) In the High Court of Malaya at Shah Alam Suit No. MT1-22-47-98, AMS claimed against Hwang You Chuaang @ James Wong for contra losses amounting to RM8,516,606.82 and interest at the rate of 14.75% on the principal sum of RM8,516,606.82 from 6 February 1998 till date of full settlement. The case is fixed for case management on 6 and 7 January 2004.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xii) In the High Court of Malaya at Shah Alam Suit No. MT4-22-101-98, AMS claimed against Lim Tee Keong, Dato' Jerry Goh and the estate of Chew Kar Hooi (deceased) for contra losses amounting to RM23,756,771.52, interest amounting to RM150,647.20 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM23,756,771.52 from 24 January 1998 till date of full settlement. Dato' Jerry Goh and Chew Kar Hooi (deceased) were guarantors of Lim Tee Keong. Summary Judgment against Lim Tee Keong, Dato' Jerry Goh and the estate of Chew Kar Hooi (deceased) was obtained on 15 May 2002. A date to hear the appeal against Summary Judgment filed on 22 May 2002 has not been fixed.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xiii) In the High Court of Malaya at Shah Alam Suit No. MT3-22-100-98, AMS claimed against Lew Tsui Eng (as the administrator of the estate of Chew Kar Hooi), Goh Chee Khen and Lim Tee Keong for contra losses amounting to RM14,793,182.33, interest amounting to RM403,953.13 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM14,793,182.33 from 24 January 1998 till date of full settlement. Goh Chee Khen and Lim Tee Keong were guarantors of Chew Kar Hooi (deceased). The matter is fixed for further case management on 2 April 2003.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xiv) In the High Court of Malaya at Kuala Lumpur Suit No. D6-22-1092-98, AMS claimed against Rekapacific Berhad and Soh Chee Wen (as guarantor for Rekapacific Berhad) for contra losses amounting to RM42,947,573.60 and interest at the rate of 13.5% on the principal sum of RM42,947,573.60 from 3 April 1998 till date of full settlement. The matter is scheduled for case management on 21 January 2003.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xv) In the High Court of Malaya at Shah Alam Suit No. MT3-22-386-98, AMS claimed against Promet Berhad for contra losses amounting to RM16,443,931.55, interest amounting to RM243,910.23 as at 26 March 1998 and further interest at the rate of 18.5% on the principal sum of RM16,443,931.55 from 27 March 1998 till date of full settlement. AMS's application for Summary Judgment is scheduled to be heard on 27 January 2003.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xvi) In the High Court of Malaya at Kuala Lumpur Suit No. D1-22-1055-97, AMS claimed against Kam Hock Aun, Teong Teck Leng and Leong Wye Keong for contra losses amounting to RM8,148,904.60 and interest at the rate of 13.5% on the principal sum of RM8,148,904.60 from 6 September 1997 till date of full settlement. Teong Teck Leng and Leong Wye Keong were guarantors for Kam Hock Aun. Teong Teck Leng has been declared bankrupt and AMS

has applied to the Official Assignee for sanction to proceed with AMS's claim against Teong Teck Leng. On the mention date of 18 April 2002, the Court directed that a trial date be fixed only after AMS obtains the sanction of the Official Assignee to proceed in its claim against Teong Teck Leng.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xvii) In the High Court of Malaya at Shah Alam Suit No. MT2-22-57-98, AMS claimed against Chong Kiew Fong for contra losses amounting to RM8,296,285.37 and interest at the rate of 14.75% on RM8,296,285.37 from 6 February 1998 till date of full settlement. Summary Judgment was obtained by AMS against Chong Kiew Fong on 10 August 1999. A date to hear Chong Kiew Fong's appeal against Summary Judgment has not been fixed.

The Directors have been advised that AMS has reasonable grounds for the claims.

E) Avenel

The management of Avenel has informed LLB that, save as disclosed below, Avenel and its subsidiaries are not engaged in any material litigation, claim or arbitration, either as plaintiff or defendant, which has a material effect on the financial position of Avenel or its subsidiaries and the Board of Avenel has no knowledge of any proceedings pending or threatened against Avenel or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position of Avenel or its subsidiaries.

(i) In Civil Suit No. K22-40-97 filed on 11 April 1997, Harapan Permai Sdn Bhd, a timber contractor sued Sabah Forest Industries Sdn. Bhd. ("SFI") for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement dated 9 November 1992 ("the Agreement"). Under the Indemnity Contracts dated 29 May 1997 and 30 July 1997 ("Indemnity Contracts") Avenel Sdn. Bhd. ("Avenel") has agreed to indemnify Posim Berhad ("Posim") in full against any damages awarded against SFI.

SFI is a 97.78%-owned subsidiary of Posim, a company listed on the KLSE. Posim is in turn a subsidiary of Avenel and Avenel is a 55%-owned subsidiary of Amsteel.

SFI has applied to strike out the suit on the ground that the Agreement is illegal under the Sabah Forest Enactment 1968 ("SFE"). The Court has not fixed a date for delivery of the ruling.

The Directors have been advised that SFI has a good defence to the claim.

(ii) In Civil Suit No. K22-55-97 filed on 6 May 1997, UNP Plywood Sdn Bhd ("UNP"), a timber contractor, sued SFI for RM128,874,435 for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993 ("the Agreements") respectively which were entered into by SFI and UNP. SFI through its solicitors, Messrs Jayasuriya Kah & Co., terminated the Agreements on grounds that the Agreements and the arrangements between SFI and UNP amounted to an assignment of the Special Timber licence No. SK7/90 and such assignment contravenes Section 24(6) of the SFE, thereby rendering the Agreements illegal. Under the Indemnity Contracts, Avenel has agreed to indemnify Posim in full against any damages awarded against SFI. At the hearing on 22 September 2000, UNP conceded that the Agreements are illegal insofar as they relate to extraction. No new hearing date has been fixed by the Court.

The Directors have been advised that SFI has a good defence to the claim.

F) **Lion Plaza**

Lion Plaza is not engaged in any material litigation, claims or arbitration (other than litigations, claims or arbitration arising from the ordinary course of business), either as a plaintiff or defendant, which has a material effect on the financial position of Lion Plaza and the Directors of Lion Plaza have no knowledge of any proceedings pending or threatened against Lion Plaza or of any other facts likely to give rise to anyproceedings which may materially and adversely affect the financial position of Lion Plaza.

4. CONSENTS

The written consents of RHB Sakura, KPMG, Raslan Loong, PwC, BDO, KPMG Labuan Trust Company Sdn Bhd, Amanah Raya Berhad, C H Williams Talhar & Wong and Deloitte KassimChan to the inclusion in this Circular of their names, references and where relevant, their letters and reports, in the form and context in which they appear have been given and have not subsequently been withdrawn.

5. DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal business hours from Mondays to Fridays (excluding public holidays) for the period commencing from the date of this Circular to the date of the forthcoming Court-Convened Meetings:

(a) Memorandum and Articles of Association of LLB, Posim, CPB, ACB, Avenel and Lion Plaza;

(b) the material contracts referred to in paragraph 2 above;

(c) letters of consent referred to in paragraph 4 above;

(d) Audited financial statements of the LLB Group, AMSB, the Posim Group, the CPB Group, the ACB Group, Avenel and Lion Plaza for the 2 FYE 30 June 2002 and the unaudited announced financial results for the quarter ended 30 September 2002;

(e) Proforma consolidated balance sheets of LLB as at 30 June 2002 and the Auditors' letter thereon;

(f) the writ of litigations in respect of the material litigation referred to in paragraph 3 above; and

(g) the draft Trust Deed constituting the LLB Bonds, draft LLB Facility Agreement constituting the LLB Debts, draft LLB-SPV Facility Agreement constituting the LLB-SPV Consolidated and Rescheduled Debts and draft Priority and Security Sharing Agreement for the Securities as described in Section 5.14 of this Circular;

(h) Directors' report on Posim and CPB as included in Appendix XII of this Circular;

(i) Consolidated profit forecast of LLB for the FYE 30 June 2003 and the Reporting Accountants' letter thereon;

(j) Valuation letters and the valuation Report on the property of the Lion Plaza ; and

(k) Circulars of ACB and AMB dated 9 January 2003.

Shareholders who wish to view soft copies of the financial statements and unaudited results as set out in (d) above may request for them by submitting a request via e-mail to gwrsllb@lion.com.my, soft copies thereof would be provided via return e-mail.



LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Lion Land Berhad ("LLB" or the "Company") will be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 10.30 am for the purpose of considering, and if thought fit, passing the following Special Resolutions 1 and 2 and Ordinary Resolutions 1 to 3 inclusive:

SPECIAL RESOLUTION 1 – PROPOSED CAPITAL RECONSTRUCTION FOR LLB

THAT subject to the confirmation of the High Court of Malaya ("the Court"), approval be and is hereby given for the capital of the Company to be altered in the following manner ("Proposed Capital Reconstruction for LLB"):

(a) the nominal value of each of the issued and unissued ordinary shares in the capital of the Company be reduced from RM1.00 to RM0.75 so that the authorised share capital is reduced from RM1,000,000,000 divided into 1,000,000,000 ordinary shares of RM1.00 each to RM750,000,000 divided into 1,000,000,000 ordinary shares of RM0.75 each and the issued and fully paid-up share capital is reduced from RM593,380,035 divided into 593,380,035 ordinary shares of RM1.00 each to RM445,035,026.25 divided into 593,380,035 ordinary shares of RM0.75 each;

(b) the credit of RM148,345,008.75 arising from the said capital reduction will be utilised to reduce the accumulated losses of the Company;

(c) one new ordinary share of RM0.75 each be allotted and issued to Wang Wing Ying (or such other person as the Directors of the Company may nominate) at par for cash, so that the issued share capital of the Company be increased from RM445,035,026.25 to RM445,035,027.00 divided into 593,380,036 ordinary shares of RM0.75 each;

(d) the 593,380,036 issued ordinary shares of RM0.75 each in the capital of the Company be consolidated in such manner that every four of the said shares shall constitute three issued ordinary shares of RM1.00 each upon which the sum of RM1.00 shall be credited as having been fully paid-up ("Consolidated Shares") thereby consolidating 593,380,036 ordinary shares of RM0.75 each into 445,035,027 ordinary shares of RM1.00 each and the Consolidated Shares which represent fractions of shares in the Company shall be disregarded and dealt with in such manner as the Directors in their absolute discretion think fit and expedient; and

(e) the 406,619,964 unissued ordinary shares of RM0.75 each in the capital of the Company be consolidated in such manner that every four of the said shares shall constitute three unissued ordinary shares of RM1.00 each thereby consolidating 406,619,964 unissued ordinary shares of RM0.75 each into 304,964,973 unissued ordinary shares of RM1.00 each;

AND THAT the Directors be and are hereby authorised to do all such acts and things and execute all necessary documents to give full effect to the Proposed Capital Reconstruction for LLB with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Capital Reconstruction for LLB.

ORDINARY RESOLUTION 1 – PROPOSED CORPORATE TRANSACTIONS

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 2 and 3 and subject to the approvals from the regulatory authorities, approval be and is hereby given for the Company and its subsidiaries to undertake the following proposed corporate transactions pursuant to the Proposed LLB Scheme (as defined in the Circular to Shareholders dated 9 January 2003 ("Circular")) (collectively the "Proposed Corporate Transactions"):

(a) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and three Supplemental Agreements dated 19 October 2000, 8 October 2001 and 26 March 2002, the Company and its subsidiary, Amsteel Mills Sdn Bhd ("AMSB"), to acquire 83.7% equity interest in Posim Berhad ("Posim") comprising 170,097,271 ordinary shares of RM1.00 each in Posim from Avenel Sdn Bhd ("Avenel") in the proportion of 28% and 72% respectively for a total purchase consideration of RM499,417,017 to be satisfied in the manner set out in proposal (a)(i) in Ordinary Resolution 3 ("Proposed Acquisition of Posim");

(b) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and five Supplemental Agreements dated 19 October 2000, 12 December 2000, 8 October 2001, 26 March 2002 and 3 September 2002, the Company and AMSB to acquire 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") comprising 207,209,445 ordinary shares of RM0.50 each ("CPB Shares") from Amsteel Corporation Berhad ("ACB") (518,222 CPB Shares), Ayer Keroh Resort Sdn Bhd ("AKR") (95,492,556 CPB Shares), Ambang Jaya Sdn Bhd (73,501,000 CPB Shares), Parkson Corporation Sdn Bhd (30,993,667 CPB Shares) and Umatrac Enterprises Sdn Bhd (6,704,000 CPB Shares) in the proportion of 28% and 72% respectively for a total purchase consideration of RM201,501,369 to be satisfied in the manner set out in proposal (a)(i) in Ordinary Resolution 3 ("Proposed Acquisition of CPB");

(c) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and three Supplemental Agreements dated 19 October 2000, 8 October 2001 and 26 March 2002, the Company to divest its entire 25% equity interest in Avenel comprising 25,000,000 ordinary shares of RM1.00 each to ACB for a consideration of RM122,045,746 payable by the Company to ACB to be satisfied in the manner set out in proposal (a)(i) in Ordinary Resolution 3 ("Proposed Divestment of Avenel");

(d) pursuant to the Conditional Share Sale Agreement dated 19 October 2000 and three Supplemental Agreements dated 8 October 2001, 3 September 2002 and 7 January 2003, the Company to divest 100% equity interest in Lion Plaza Sdn Bhd ("Lion Plaza") comprising 3,418,860 ordinary shares of RM1.00 each to Akurjaya Sdn Bhd for a total purchase consideration of RM35,661,000 to be satisfied by RM0.76 million upfront cash payment and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Ringgit Malaysia denominated bonds by ACB ("ACB Bonds") together with up to 1.48 million detachable new ordinary shares of RM1.00 each in the capital of ACB ("ACB Shares") as equity kicker shares credited as fully paid-up; and

(e) the Company and its subsidiary and associated companies ("LLB Group") shall take necessary steps to divest the LLB Group's non-core and peripheral assets and businesses as contemplated under the Proposed LLB Scheme provided that as and when the buyers for such assets and businesses have entered into the necessary agreements with the LLB Group, the Company shall prior to completion of such divestment comply with all the then prevailing laws including the Listing Requirements of the Kuala Lumpur Stock Exchange, such as making the necessary announcements and seeking and obtaining the approval of shareholders of the Company and provided further that the net sale proceeds arising from such divestments shall be applied in the manner as contemplated under the Proposed Debt Restructuring Exercise (as defined in the Circular);

AND THAT the Directors be and are hereby authorised to do all such acts and things and execute all necessary documents to give full effect to the Proposed Corporate Transactions with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and/or as may be notified by the Company to the relevant authorities and agreed to by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Corporate Transactions.

ORDINARY RESOLUTION 2 – PROPOSED SCHEME OF ARRANGEMENT BETWEEN THE COMPANY AND ITS SUBSIDIARIES (NAMELY, LION KLANG PARADE BHD, LLB SURIA SDN BHD AND JOPP BUILDERS SDN BHD) WITH THEIR RESPECTIVE CREDITORS

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 1 and 3 and subject to the sanction of the Court pursuant to section 176 of the Companies Act, 1965, the proposed scheme of arrangement between the Company and its subsidiaries (namely, Lion Klang Parade Bhd, LLB Suria Sdn Bhd and JOPP Builders Sdn Bhd) with their respective creditors ("Proposed Scheme of Arrangement") comprising the Proposed LLB Scheme, for which approval of shareholders are being sought under Special Resolution 1 and Ordinary Resolutions 1 and 3, be and is hereby approved;

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Scheme of Arrangement with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and/or the Court and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Scheme of Arrangement.

ORDINARY RESOLUTION 3 – PROPOSED DEBT RESTRUCTURING EXERCISE

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 1 and 2, approval be and is hereby given for the LLB Group to undertake the following proposed debt restructuring exercise pursuant to the Proposed LLB Scheme ("Proposed Debt Restructuring Exercise"):

(a) the proposed settlement of RM1,303 million of net aggregate inter-company indebtedness owing by ACB and its subsidiary and associated companies ("the ACB Group") to the LLB Group (as set out in Appendix VIII of the Circular) by way of:

  (i) the ACB Group netting-off the net aggregate purchase consideration of RM1,124.73 million payable by the Company and AMSB (after taking into account the Cash Yield Adjustment as explained in the Circular) to the ACB Group for the Proposed Acquisition of Posim (RM603.22 million), the Proposed Acquisition of CPB (RM243.38 million), the Proposed Divestment of Avenel (RM147.41 million) and the acquisition of the entire issued and paid-up equity of Antara Steel Mills Sdn Bhd (RM130.72 million);

  (ii) ACB paying AMSB, upfront cash of RM0.44 million; and

  (iii) ACB issuing to the Company and AMSB, RM32.93 million in net present value (RM45.69 million in nominal amount) of ACB Bonds together with up to 1.78 million detachable new ordinary shares of RM1.00 each in ACB ("ACB Shares") as equity kicker shares credited as fully paid-up and 144.90 million new ACB Shares at RM1.00 per ACB Share;

(b) the proposed settlement of RM134 million of net inter-company indebtedness owing by Angkasa Marketing Berhad ("AMB") and its subsidiary and associated companies to the LLB Group (as set out in Appendix VIII of the Circular) by way of:

  (i) AMB paying to AMSB, upfront cash of RM5.79 million; and

  (ii) AMB issuing to AMSB, RM114.81 million in net present value (RM147.12 million in nominal amount) of Ringgit Malaysia denominated bonds together with up to 4.65 million detachable new ordinary shares of RM1.00 each in AMB ("AMB Shares") as equity kicker shares credited as fully paid-up, 6.7 million new AMB Shares at RM1.00 per AMB Share and 6.7 million new redeemable cumulative convertible preference shares of RM0.01 each ("RCCPS") at an issue price of RM1.00 per RCCPS;

(c) the proposed settlement of RM22 million of net inter-company indebtedness owing by the LLB Group to CPB and its subsidiary and associated companies (as set out in Appendix VIII of the Circular) by way of :

(i) the Company paying to CPB, upfront cash of RM0.01 million; and

(ii) the Company issuing to CPB or its nominees, RM21.99 million in net present value (RM28.66 million in nominal amount) of Ringgit Malaysia denominated bonds ("LLB Bonds") together with up to 0.79 million detachable new ordinary shares of RM1.00 each in the Company ("LLB Shares") as equity kicker shares credited as fully paid-up which shall rank *pari passu* in all respects with the then existing ordinary shares in the Company save for any dividends, rights, allotments or other distributions, the entitlement date for which is before the date of allotment of the new LLB Shares;

(d) the proposed settlement of RM131 million of net inter-company indebtedness owing by the LLB Group to the LCB Group (as set out in Appendix VIII of the Circular) by way of the Company issuing 131 million new LLB Shares at RM1.00 per LLB Share;

(e) the proposed settlement of RM53 million of net intra-company indebtedness owing by the LLB Group to AMSB by way of :

(i) the Company paying to AMSB, upfront cash of RM0.02 million; and

(ii) the Company issuing to AMSB or its nominees, RM52.98 million in net present value (RM69.04 million in nominal amount) of LLB Bonds together with up to 1.91 million detachable new LLB Shares as equity kicker shares credited as fully paid-up;

(f) the proposed settlement of aggregate indebtedness of RM334.58 million owing by the LLB Group to the LLB Group's financial institution lenders ("LLB Group FI Lenders") (as set out in Section 6.2 of the Circular) by way of the Company paying upfront cash of RM0.66 million and issuing RM333.92 million in net present value (RM418.57 million nominal amount) of LLB Bonds together with up to 9.95 million detachable new LLB Shares as equity kicker shares credited as fully paid-up, to the LLB Group FI Lenders;

(g) the proposed settlement of aggregate indebtedness of USD51.07 million (equivalent to approximately RM194.08 million) owing by the LLB Group to the LLB Group FI Lenders (as set out in Section 6.2 of the Circular) by way of the Company paying upfront cash of USD8.26 million (equivalent to approximately RM31.40 million) and LLB Harta (L) Limited issuing USD42.81 million (equivalent to approximately RM162.68 million) in net present value (USD53.80 million or equivalent to approximately RM204.47 million in nominal amount) of USD consolidated and rescheduled debts together with up to 4.19 million detachable new LLB Shares as equity kicker shares credited as fully paid-up, to the LLB Group FI Lenders; and

(h) the proposed settlement of RM88.62 million of indebtedness owing by the LLB Group to the LLB Group's non-financial institution creditors ("LLB Group Non-FI Creditors") by way of the Company issuing 88.62 million new LLB Shares at RM1.00 per LLB Share, to the LLB Group Non-FI Creditors;

AND THAT the Directors be and are hereby a uthorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Debt Restructuring Exercise with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Debt Restructuring Exercise.

SPECIAL RESOLUTION 2 – PROPOSED CHANGE OF NAME

THAT contingent upon the passing of Ordinary Resolution 1, the name of the Company be changed from "Lion Land Berhad" to "Lion Industries Corporation Berhad" with effect from the date of the Certificate of Incorporation on Change of Name to be issued by the Companies Commission of Malaysia ("Proposed Change of Name").

AND THAT the Directors be and are hereby authorised to carry out all necessary formalities in effecting the Proposed Change of Name.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BT ABDULLAH @ TAN WEE LI
Secretaries

Kuala Lumpur
9 January 2003

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or an attorney duly authorised.

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

4. Form of Proxy sent through facsimile transmission shall not be accepted.



LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

I.C. No./Company No. ....

of ....

being a member/members of LION LAND BERHAD, hereby appoint ....

....

I.C. No. ....

of ....

or failing whom, ...

I.C. No. ....

of ....

as my/our proxy to attend and vote for me/us and on my/our behalf, at the Extraordinary General Meeting of the Company to be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 10.30 am and at any adjournment thereof.

RESOLUTIONS	FOR	AGAINST
SPECIAL RESOLUTION 1		
ORDINARY RESOLUTION 1		
ORDINARY RESOLUTION 2		
ORDINARY RESOLUTION 3		
SPECIAL RESOLUTION 2		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this ________________ day of ____________________ 2003

No. of shares : ___________________________________ Signed : ________________________

In the presence of : ________________________

Representation at Meeting

- A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or an attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.
- Form of Proxy sent through facsimile transmission shall not be accepted.

PRINTED MATTER

BAYARAN POS JELAS
POSTAGE PAID
PUSAT MEL BUKIT RAJA
MALAYSIA
NO. SEL 0259

If undelivered, please return to:

Secretarial Communications Sdn Bhd (92040-W)
Level 47, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur